      Filed with the Securities and Exchange Commission on February 3, 2010

                                                     Registration No. 333-162678
                                            Investment Company Act No. 811-07975
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                          PRE-EFFECTIVE AMENDMENT NO. 1

                                       and

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                                AMENDMENT NO. 102

                    PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM
                            VARIABLE ANNUITY ACCOUNT
                           (Exact Name of Registrant)

                   PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
                               (Name of Depositor)

                              213 WASHINGTON STREET
                          NEWARK, NEW JERSEY 07102-2992
                                 (973) 802-7333
    (Address and telephone number of depositor's principal executive offices)

                                JOSEPH D. EMANUEL
                               CHIEF LEGAL OFFICER

                 PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION
         One Corporate Drive, Shelton, Connecticut 06484 (203) 944-7504
               (Name and Address of Agent for Service of Process)

                                    COPY TO:

                          C. CHRISTOPHER SPRAGUE, ESQ.
                      VICE PRESIDENT AND CORPORATE COUNSEL
         751 Broad Street, Newark, New Jersey 07102-2917 (973) 802-6997

Approximate Date of Proposed Sale to the Public: as soon as possible after the registration statement is declared effective.

Title of Securities Being Registered: Units of interest in Separate Accounts under variable annuity contracts.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

================================================================================

PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY

A Prudential Financial Company
751 Broad Street, Newark, NJ 07102-3777


PRUDENTIAL PREMIER(R) RETIREMENT VARIABLE ANNUITY X SERIES (SM) ("X SERIES") PRUDENTIAL PREMIER(R) RETIREMENT VARIABLE ANNUITY B SERIES (SM) ("B SERIES") PRUDENTIAL PREMIER(R) RETIREMENT VARIABLE ANNUITY LB SERIES (SM) ("L SERIES") PRUDENTIAL PREMIER(R) RETIREMENT VARIABLE ANNUITY C SERIES (SM) ("C SERIES")

FLEXIBLE PREMIUM DEFERRED ANNUITIES
PROSPECTUS: FEBRUARY 10, 2010

This prospectus describes four different flexible premium deferred annuity classes offered by Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey", "we", "our", or "us"). For convenience in this prospectus, we sometimes refer to each of these annuity contracts as an "Annuity", and to the annuity contracts collectively as the "Annuities." We also sometimes refer to each class by its specific name (e.g., the "B Series"). Each Annuity may be offered as an individual annuity contract or as an interest in a group annuity. Each Annuity has different features and benefits that may be appropriate for you based on your financial situation, your age and how you intend to use the Annuity. There are differences among the Annuities that are discussed throughout the prospectus and summarized in Appendix B entitled "Selecting the Variable Annuity That's Right for You". Financial Professionals may be compensated for the sale of each Annuity. Selling broker-dealer firms through which each Annuity is sold may decline to make available to their customers certain of the optional features and Investment Options offered generally under the Annuity or may impose restrictions (e.g., a lower maximum issue age for certain optional benefits). Selling broker-dealer firms may not offer all the Annuities described in this prospectus. Please speak to your Financial Professional for further details. Certain terms are capitalized in this prospectus. Those terms are either defined in the Glossary of Terms or in the context of the particular section. BECAUSE THE X SERIES ANNUITY GRANTS PURCHASE CREDITS WITH RESPECT TO CERTAIN PURCHASE PAYMENTS YOU MAKE, THE EXPENSES OF THE X SERIES ANNUITY ARE HIGHER THAN EXPENSES FOR AN ANNUITY WITHOUT A PURCHASE CREDIT. IN ADDITION, THE AMOUNT OF THE PURCHASE CREDITS THAT YOU RECEIVE UNDER THE X SERIES ANNUITY MAY BE MORE THAN OFFSET BY THE ADDITIONAL FEES AND CHARGES ASSOCIATED WITH THE PURCHASE CREDIT.

THE SUB-ACCOUNTS

The Pruco Life of New Jersey Flexible Premium Variable Annuity Account is a Separate Account of Pruco Life of New Jersey, and is the investment vehicle in which your Purchase Payments invested in the Sub-accounts are held. Each Sub-account of the Pruco Life of New Jersey Flexible Premium Variable Annuity Account invests in an underlying mutual fund - see the following page for a complete list of Sub-accounts. Currently, portfolios of Advanced Series Trust and Franklin Templeton Variable Insurance Products Trust are being offered.

PLEASE READ THIS PROSPECTUS

THIS PROSPECTUS SETS FORTH INFORMATION ABOUT THE ANNUITIES THAT YOU OUGHT TO KNOW BEFORE INVESTING. PLEASE READ THIS PROSPECTUS AND THE CURRENT PROSPECTUS FOR THE UNDERLYING MUTUAL FUNDS. KEEP THEM FOR FUTURE REFERENCE. If you are purchasing one of the Annuities as a replacement for an existing variable annuity or variable life coverage, or a fixed insurance policy, you should consider any surrender or penalty charges you may incur and any benefits you may also be forfeiting when replacing your existing coverage and that this Annuity may be subject to a Contingent Deferred Sales Charge if you elect to surrender the Annuity or take a partial withdrawal. You should consider your need to access the Annuity's Account Value and whether the Annuity's liquidity features will satisfy that need.


AVAILABLE INFORMATION

We have also filed a Statement of Additional Information dated the same date as this prospectus that is available from us, without charge, upon your request. The contents of the Statement of Additional Information are described at the end of this prospectus - see Table of Contents. The Statement of Additional Information is incorporated by reference into this prospectus. This prospectus is part of the registration statement we filed with the SEC regarding this offering. Additional information on us and this offering is available in the registration statement and the exhibits thereto. You may review and obtain copies of these materials at no cost to you by contacting us. These documents, as well as documents incorporated by reference, may also be obtained through the SEC's Internet Website (www.sec.gov) for this registration statement as well as for other registrants that file electronically with the SEC.

THESE ANNUITIES ARE NOT DEPOSITS OR OBLIGATIONS OF, OR ISSUED, GUARANTEED OR ENDORSED BY, ANY BANK, ARE NOT INSURED OR GUARANTEED BY THE U.S. GOVERNMENT, THE FEDERAL DEPOSIT INSURANCE CORPORATION (FDIC), THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY. AN INVESTMENT IN AN ANNUITY INVOLVES INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF VALUE, EVEN WITH RESPECT TO AMOUNTS ALLOCATED TO THE AST MONEY MARKET SUB-ACCOUNT.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

PRUDENTIAL, PRUDENTIAL FINANCIAL, PRUDENTIAL ANNUITIES AND THE ROCK LOGO ARE SERVICEMARKS OF THE PRUDENTIAL INSURANCE COMPANY OF AMERICA AND ITS AFFILIATES. OTHER PROPRIETARY PRUDENTIAL MARKS MAY BE DESIGNATED AS SUCH THROUGH USE OF THE
(SM) OR (R) SYMBOLS.


FOR FURTHER INFORMATION CALL: 1-888-PRU-2888 OR GO TO OUR WEBSITE AT http://www.prudentialannuities.com

Prospectus dated: February 10, 2010          Statement of Additional Information
                                                        dated: February 10, 2010


  PLEASE SEE OUR PRIVACY POLICY AND OUR IRA, ROTH IRA AND FINANCIAL DISCLOSURE
            STATEMENTS ATTACHED TO THE BACK COVER OF THIS PROSPECTUS.

                           VARIABLE INVESTMENT OPTIONS

       (Certain Investment Options may not be available with your Annuity)

ADVANCED SERIES TRUST

AST Academic Strategies Asset Allocation Portfolio
AST Advanced Strategies Portfolio
AST AllianceBernstein Core Value Portfolio
AST AllianceBernstein Growth & Income Portfolio
AST American Century Income & Growth Portfolio
AST Balanced Asset Allocation Portfolio
AST Bond Portfolio 2017 Portfolio
AST Bond Portfolio 2018 Portfolio
AST Bond Portfolio 2019 Portfolio
AST Bond Portfolio 2020 Portfolio
AST Bond Portfolio 2021 Portfolio
AST Capital Growth Asset Allocation Portfolio
AST CLS Growth Asset Allocation Portfolio
AST CLS Moderate Asset Allocation Portfolio
AST Cohen & Steers Realty Portfolio
AST DeAM Large-Cap Value Portfolio
AST Federated Aggressive Growth Portfolio


AST Fidelity Investments(R) Pyramis(R) Asset Allocation Portfolio


AST First Trust Balanced Target Portfolio
AST First Trust Capital Appreciation Target Portfolio
AST Global Real Estate Portfolio
AST Goldman Sachs Concentrated Growth Portfolio
AST Goldman Sachs Mid-Cap Growth Portfolio
AST Goldman Sachs Small-Cap Value Portfolio
AST High Yield Portfolio
AST Horizon Growth Asset Allocation Portfolio
AST Horizon Moderate Asset Allocation Portfolio
AST International Growth Portfolio
AST International Value Portfolio
AST Investment Grade Bond Portfolio
AST Jennison Large-Cap Growth Portfolio
AST Jennison Large-Cap Value Portfolio
AST JPMorgan International Equity Portfolio


AST J.P. Morgan Strategic Opportunities Portfolio


AST Large-Cap Value Portfolio
AST Lord Abbett Bond-Debenture Portfolio
AST Marsico Capital Growth Portfolio
AST MFS Global Equity Portfolio
AST MFS Growth Portfolio
AST Mid-Cap Value Portfolio
AST Money Market Portfolio
AST Neuberger Berman/LSV Mid-Cap Value Portfolio
AST Neuberger Berman Mid-Cap Growth Portfolio
AST Neuberger Berman Small-Cap Growth Portfolio




AST Parametric Emerging Markets Equity Portfolio
AST PIMCO Limited Maturity Bond Portfolio
AST PIMCO Total Return Bond Portfolio
AST Preservation Asset Allocation Portfolio
AST QMA US Equity Portfolio
AST Schroders Multi-Asset World Strategies Portfolio
AST Small-Cap Growth Portfolio
AST Small-Cap Value Portfolio
AST T. Rowe Price Asset Allocation Portfolio
AST T. Rowe Price Global Bond Portfolio

AST T. Rowe Price Large-Cap Growth Portfolio
AST T. Rowe Price Natural Resources Portfolio
AST Western Asset Core Plus Bond Portfolio




FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST

Franklin Templeton VIP Founding Funds Allocation Fund

                                    CONTENTS


GLOSSARY OF TERMS .........................................................    1

SUMMARY OF CONTRACT FEES AND CHARGES ......................................    3

EXPENSE EXAMPLES ..........................................................   13

SUMMARY ...................................................................   14

INVESTMENT OPTIONS ........................................................   17
VARIABLE INVESTMENT OPTIONS ...............................................   17
LIMITATIONS WITH OPTIONAL BENEFITS ........................................   29

FEES, CHARGES AND DEDUCTIONS ..............................................   32
ANNUITY PAYMENT OPTION CHARGES ............................................   34
EXCEPTIONS/REDUCTIONS TO FEES AND CHARGES .................................   34

PURCHASING YOUR ANNUITY ...................................................   34
REQUIREMENTS FOR PURCHASING THE ANNUITY ...................................   34
PURCHASE CREDITS UNDER THE X SERIES .......................................   35
DESIGNATION OF OWNER, ANNUITANT AND BENEFICIARY ...........................   35
RIGHT TO CANCEL ...........................................................   37
SCHEDULED PAYMENTS DIRECTLY FROM MY BANK ACCOUNT ..........................   37
SALARY REDUCTION PROGRAMS .................................................   37

MANAGING YOUR ANNUITY .....................................................   38
CHANGE OF OWNER, ANNUITANT AND BENEFICIARY DESIGNATIONS ...................   38

MANAGING YOUR ACCOUNT VALUE ...............................................   39
DOLLAR COST AVERAGING PROGRAM .............................................   39
AUTOMATIC REBALANCING PROGRAMS ............................................   39
FINANCIAL PROFESSIONAL PERMISSION TO FORWARD TRANSACTION INSTRUCTIONS .....   39
RESTRICTIONS ON TRANSFERS BETWEEN INVESTMENT OPTIONS ......................   39

ACCESS TO ACCOUNT VALUE ...................................................   41
TYPES OF DISTRIBUTIONS AVAILABLE TO YOU ...................................   41
TAX IMPLICATIONS FOR DISTRIBUTIONS ........................................   41
FREE WITHDRAWAL AMOUNTS ...................................................   41
SYSTEMATIC WITHDRAWALS FROM MY ANNUITY DURING THE ACCUMULATION PERIOD .....   42
SYSTEMATIC WITHDRAWALS UNDER SECTIONS 72(t)/72(q) OF THE INTERNAL REVENUE
   CODE ...................................................................   42
REQUIRED MINIMUM DISTRIBUTIONS ............................................   43

SURRENDERS ................................................................   43
SURRENDER VALUE ...........................................................   43
ANNUITY OPTIONS ...........................................................   43
CHOOSING THE ANNUITY PAYMENT OPTION .......................................   44

LIVING BENEFITS ...........................................................   45
HIGHEST DAILY LIFETIME(SM) 6 PLUS INCOME BENEFIT (HD6 PLUS (SM)) ..........   45
SPOUSAL HIGHEST DAILY LIFETIME(SM) 6 PLUS INCOME BENEFIT (SHD6
  PLUS(SM)) ...............................................................   55
GUARANTEED RETURN OPTION(SM) PLUS II (GRO PLUS II) ........................   65
HIGHEST DAILY(SM) GUARANTEED RETURN OPTION(SM) II (HD GRO (SM) II) ........   69

MINIMUM DEATH BENEFITS AND OPTIONAL DEATH BENEFIT RIDERS ..................   71
TRIGGERS FOR PAYMENT OF THE DEATH BENEFIT .................................   71
MINIMUM DEATH BENEFIT .....................................................   72
OPTIONAL DEATH BENEFIT ....................................................   72
PAYMENT OF DEATH BENEFITS .................................................   74

VALUING YOUR INVESTMENT ...................................................   76
VALUING THE SUB-ACCOUNTS ..................................................   76
PROCESSING AND VALUING TRANSACTIONS .......................................   76

TAX CONSIDERATIONS ........................................................   78

OTHER INFORMATION .........................................................   86
PRUCO LIFE OF NEW JERSEY AND THE SEPARATE ACCOUNT .........................   86
LEGAL STRUCTURE OF THE UNDERLYING FUNDS ...................................   87
DISTRIBUTION OF ANNUITIES OFFERED BY PRUCO LIFE OF NEW JERSEY .............   88
FINANCIAL STATEMENTS ......................................................   90
INDEMNIFICATION ...........................................................   90
LEGAL PROCEEDINGS .........................................................   90
CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION .......................   91
HOW TO CONTACT US .........................................................   91

APPENDIX A - ACCUMULATION UNIT VALUES

APPENDIX B - SELECTING THE VARIABLE ANNUITY THAT'S RIGHT FOR YOU

APPENDIX C - FORMULA UNDER HIGHEST DAILY LIFETIME 6 PLUS INCOME BENEFIT AND
  SPOUSAL HIGHEST DAILY LIFETIME 6 PLUS INCOME BENEFIT

APPENDIX D - FORMULA UNDER HIGHEST DAILY GRO II AND GUARANTEED RETURN
  OPTION PLUS II

                                GLOSSARY OF TERMS

   We set forth here definitions of some of the key terms used throughout this prospectus. In addition to the definitions here, we also define certain terms in the section of the prospectus that uses such terms.

ACCOUNT VALUE: The total value of all allocations to the Sub-accounts on any Valuation Day. The Account Value is determined separately for each Sub-account and then totaled to determine the Account Value for your entire Annuity.

ACCUMULATION PERIOD: The period of time from the Issue Date through the last Valuation Day immediately preceding the Annuity Date.

ANNUITANT: The natural person upon whose life annuity payments made to the Owner are based.

ANNUITIZATION: Annuitization is the process by which you "annuitize" your Account Value. When you annuitize, we apply the Account Value to one of the available annuity options to begin making periodic payments to the Owner.

ANNUITY DATE: The date on which we apply your Account Value to the applicable annuity option and begin the payout period. As discussed in the Annuity Options section, there is an age by which you must begin receiving annuity payments, which we call the "Latest Annuity Date."

ANNUITY YEAR: The first Annuity Year begins on the Issue Date and continues through and includes the day immediately preceding the first anniversary of the Issue Date. Subsequent Annuity Years begin on the anniversary of the Issue Date and continue through and include the day immediately preceding the next anniversary of the Issue Date.

BENEFICIARY(IES): The natural person(s) or entity(ies) designated as the recipient(s) of the Death Benefit or to whom any remaining period certain payments may be paid in accordance with the annuity payout options section of this Annuity.

BENEFICIARY ANNUITY: You may purchase an Annuity if you are a Beneficiary of an account that was owned by a decedent, subject to the requirements discussed in this prospectus. You may transfer the proceeds of the decedent's account into one of the Annuities described in this prospectus and continue receiving the distributions that are required by the tax laws. This transfer option is only available for purchase of an IRA, Roth IRA, or a non-qualified Beneficiary Annuity.

CODE: The Internal Revenue Code of 1986, as amended from time to time and the regulations promulgated thereunder.

CONTINGENT DEFERRED SALES CHARGE (CDSC): This is a sales charge that may be deducted when you make a surrender or take a partial withdrawal from your Annuity. We refer to this as a "contingent" charge because it is imposed only if you surrender or take a withdrawal from your Annuity. The charge is a percentage of each applicable Purchase Payment that is being surrendered or withdrawn.

DUE PROOF OF DEATH: Due Proof of Death is satisfied when we receive all of the following in Good Order: (a) a death certificate or similar documentation acceptable to us; (b) all representations we require or which are mandated by applicable law or regulation in relation to the death claim and the payment of death proceeds; and (c) any applicable election of the method of payment of the death benefit, if not previously elected by the Owner, by at least one Beneficiary.


FREE LOOK: The right to examine your Annuity, during a limited period of time, to decide if you want to keep it or cancel it. In addition, there is a different Free Look period that applies if your Annuity is held within an IRA. In your Annuity contract, your Free Look right is referred to as your "Right to Cancel."


GOOD ORDER: Good Order is the standard that we apply when we determine whether an instruction is satisfactory. An instruction will be considered in Good Order if it is received at our Service Office: (a) in a manner that is satisfactory to us such that it is sufficiently complete and clear that we do not need to exercise any discretion to follow such instruction and complies with all relevant laws and regulations; (b) on specific forms, or by other means we then permit (such as via telephone or electronic submission); and/or (c) with any signatures and dates as we may require. We will notify you if an instruction is not in Good Order.

INVESTMENT OPTION: A Subaccount or other option available as of any given time to which Account Value may be allocated.

ISSUE DATE: The effective date of your Annuity.

KEY LIFE: Under the Beneficiary Continuation Option, or the Beneficiary Annuity, the person whose life expectancy is used to determine the required distributions.

OWNER: With an Annuity issued as an individual annuity contract, the Owner is either an eligible entity or person named as having ownership rights in relation to the Annuity. In certain states, with an Annuity issued as a certificate under a group annuity contract, the "Owner" refers to the person or entity who has the rights and benefits designated to the "participant" in the certificate. Thus, an Owner who is a participant has rights that are comparable to those of the Owner of an individual annuity contract.

PURCHASE CREDIT: Under the X Series only, an amount that we add to your Annuity when you make a Purchase Payment. We are entitled to recapture Purchase Credits under certain circumstances.

PURCHASE PAYMENT: A cash consideration in currency of the United States of America given to us in exchange for the rights, privileges, and benefits of the Annuity.

SERVICE OFFICE: The place to which all requests and payments regarding the Annuity are to be sent. We may change the address of the Service Office at any time, and will notify you in advance of any such change of address.

SEPARATE ACCOUNT: Referred to as the "Variable Separate Account" in your Annuity, this is the variable separate account(s) shown in the Annuity.


SUB-ACCOUNT: A division of the Separate Account.


SURRENDER VALUE: The Account Value less any applicable CDSC, any applicable tax charges, any charges assessable as a deduction from the Account Value for any optional benefits provided by rider or endorsement, and any Annual Maintenance Fee.

UNIT: A share of participation in a Sub-account used to calculate your Account Value prior to the Annuity Date.

VALUATION DAY: Every day the New York Stock Exchange is open for trading or any other day the Securities and Exchange Commission requires mutual funds or unit investment trusts to be valued.

WE, US, OUR: Pruco Life Insurance Company of New Jersey.

YOU, YOUR: The Owner(s) shown in the Annuity.

                      SUMMARY OF CONTRACT FEES AND CHARGES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering one of the Annuities. The first table describes the fees and expenses that you will pay at the time you surrender an Annuity, take a partial withdrawal, or transfer Account Value between the Investment Options.

                       ANNUITY OWNER TRANSACTION EXPENSES

CONTINGENT DEFERRED SALES CHARGE/1/

                                    X SERIES

   AGE OF PURCHASE PAYMENT BEING WITHDRAWN      PERCENTAGE APPLIED AGAINST PURCHASE PAYMENT BEING WITHDRAWN
---------------------------------------------   -----------------------------------------------------------
            LESS THAN ONE YEAR OLD                                          9.0%
 1 YEAR OLD OR OLDER, BUT NOT YET 2 YEARS OLD                               9.0%
2 YEARS OLD OR OLDER, BUT NOT YET 3 YEARS OLD                               9.0%
3 YEARS OLD OR OLDER, BUT NOT YET 4 YEARS OLD                               9.0%
4 YEARS OLD OR OLDER, BUT NOT YET 5 YEARS OLD                               8.0%
5 YEARS OLD OR OLDER, BUT NOT YET 6 YEARS OLD                               8.0%
6 YEARS OLD OR OLDER, BUT NOT YET 7 YEARS OLD                               8.0%
7 YEARS OLD OR OLDER, BUT NOT YET 8 YEARS OLD                               5.0%
8 YEARS OLD OR OLDER, BUT NOT YET 9 YEARS OLD                               2.5%
             9 OR MORE YEARS OLD                                            0.0%


                                    B SERIES



   AGE OF PURCHASE PAYMENT BEING WITHDRAWN      PERCENTAGE APPLIED AGAINST PURCHASE PAYMENT BEING WITHDRAWN
---------------------------------------------   -----------------------------------------------------------
            LESS THAN ONE YEAR OLD                                          7.0%
 1 YEAR OLD OR OLDER, BUT NOT YET 2 YEARS OLD                               7.0%
2 YEARS OLD OR OLDER, BUT NOT YET 3 YEARS OLD                               6.0%
3 YEARS OLD OR OLDER, BUT NOT YET 4 YEARS OLD                               6.0%
4 YEARS OLD OR OLDER, BUT NOT YET 5 YEARS OLD                               5.0%
5 YEARS OLD OR OLDER, BUT NOT YET 6 YEARS OLD                               5.0%
6 YEARS OLD OR OLDER, BUT NOT YET 7 YEARS OLD                               5.0%
            7 YEARS OLD, OR OLDER                                           0.0%

                                    L SERIES

   AGE OF PURCHASE PAYMENT BEING WITHDRAWN      PERCENTAGE APPLIED AGAINST PURCHASE PAYMENT BEING WITHDRAWN
---------------------------------------------   -----------------------------------------------------------
            LESS THAN ONE YEAR OLD                                          7.0%
 1 YEAR OLD OR OLDER, BUT NOT YET 2 YEARS OLD                               7.0%
2 YEARS OLD OR OLDER, BUT NOT YET 3 YEARS OLD                               6.0%
3 YEARS OLD OR OLDER, BUT NOT YET 4 YEARS OLD                               5.0%
             4 OR MORE YEARS OLD                                            0.0%

                                    C SERIES

        There is no CDSC or other sales load applicable to the C Series.

1 The years referenced in the above CDSC tables refer to the length of time since a Purchase Payment was made (i.e., the "age" of the Purchase Payment). Contingent Deferred Sales Charges are applied against the Purchase Payment(s) being withdrawn. Thus, the appropriate percentage is multiplied by the Purchase Payment(s) being withdrawn to determine the amount of the CDSC. For example, if with respect to the X Series on November 1, 2016 you withdrew a Purchase Payment made on August 1, 2011, that Purchase Payment would be between 5 and 6 years old, and thus subject to an 8% CDSC.


   FEE/CHARGE     X SERIES   B SERIES   L SERIES   C SERIES
---------------   --------   --------   --------   --------
TRANSFER FEE/1/      $10       $10         $10        $10


1    Currently, we deduct the fee after the 20th transfer each Annuity Year.

The following table provides a summary of the periodic fees and charges you will pay while you own your Annuity, excluding the underlying portfolio annual expenses. These fees and charges are described in more detail within this prospectus.

                            PERIODIC FEES AND CHARGES


         FEE/CHARGE                  X SERIES                B SERIES                    L SERIES                    C SERIES
----------------------------  ----------------------  ----------------------  ------------------------------  ----------------------
ANNUAL MAINTENANCE FEE/1, 3/  Lesser of $30 or 2% of  Lesser of $30 or 2% of  Lesser of $30 or 2% of Account  Lesser of $30 or 2% of
                                  Account Value           Account Value                    Value                  Account Value


ANNUAL FEES/CHARGES /2/

(ASSESSED AS A PERCENTAGE OF THE DAILY NET ASSETS OF THE SUB-ACCOUNTS)


         FEE/CHARGE                  X SERIES                  B SERIES                    L SERIES                    C SERIES
----------------------------  ----------------------  ----------------------  ------------------------------  ----------------------
  MORTALITY & EXPENSE RISK
           CHARGE

DURING FIRST 9 ANNUITY YEARS          1.70%                     1.15%                        1.55%                      1.60%
  AFTER 9TH ANNUITY YEAR              1.15%                     1.15%                        1.15%                      1.15%

   ADMINISTRATION CHARGE              0.15%                     0.15%                        0.15%                      0.15%

TOTAL ANNUALIZED INSURANCE
         CHARGE/3/

DURING FIRST 9 ANNUITY YEARS          1.85%                     1.30%                        1.70%                      1.75%
  AFTER 9TH ANNUITY YEAR              1.30%                     1.30%                        1.30%                      1.30%



(1) Assessed annually on the Annuity's anniversary date or upon surrender. Only applicable if the sum of the Purchase Payments at the time the fee is due is less than $100,000.

(2) The Insurance Charge is the combination of Mortality & Expense Risk Charge and the Administration Charge.

     For the X Series, B Series, and L Series, on the Valuation Day immediately following the 9th Annuity Anniversary, the Mortality & Expense Risk Charge drops to 1.15% annually (the B Series is a constant 1.15% annually).

(3) For Beneficiaries who elect the Beneficiary Continuation Option, the Annual Maintenance Fee is the lesser of $30 or 2% of Account Value and is only applicable if Account Value is less than $25,000 at the time the fee is assessed. For Beneficiaries who elect the Beneficiary Continuation Option, the Mortality and Expense and Administration Charges do not apply. However, a Settlement Service Charge equal to 1.00% is assessed as a percentage of the daily net assets of the Sub-accounts as an annual charge.


The following table sets forth the charge for each optional benefit under the Annuity. These fees would be in addition to the periodic fees and transaction fees set forth in the tables above.

                     YOUR OPTIONAL BENEFIT FEES AND CHARGES


                                                 TOTAL ANNUALIZED  TOTAL ANNUALIZED  TOTAL ANNUALIZED  TOTAL ANNUALIZED
                           ANNUALIZED OPTIONAL       CHARGE/2/         CHARGE/2/        CHARGE/2/         CHARGE/2/
    OPTIONAL BENEFIT      BENEFIT FEE/CHARGE/1/    FOR X SERIES      FOR B SERIES      FOR L SERIES      FOR C SERIES
------------------------  ---------------------  ----------------  ----------------  ----------------  ----------------
 HIGHEST DAILY LIFETIME
         6 PLUS
   (assessed against
   greater of Account
     Value and PWV)

    MAXIMUM CHARGE/3/             1.50%                 1.85%             1.30%             1.70%             1.75%
                                                      + 1.50%           + 1.50%           + 1.50%           + 1.50%

     CURRENT CHARGE                                     1.85%             1.30%             1.70%             1.75%
                                  0.85%               + 0.85%           + 0.85%           + 0.85%           + 0.85%

 SPOUSAL HIGHEST DAILY
    LIFETIME 6 PLUS
   (assessed against
   greater of Account
     Value and PWV)

    MAXIMUM CHARGE/3/             1.50%                 1.85%             1.30%             1.70%             1.75%
                                                      + 1.50%           + 1.50%           + 1.50%           + 1.50%

     CURRENT CHARGE                                     1.85%             1.30%             1.70%             1.75%
                                  0.95%               + 0.95%           + 0.95%           + 0.95%           + 0.95%

   GUARANTEED RETURN
  OPTION PLUS II (GRO
        PLUS II)
   (assessed as a
  percentage of the
  average daily net
    assets of the
    Sub-accounts)

        CHARGE/4/                 0.60%                 2.45%             1.90%             2.30%             2.35%

     HIGHEST DAILY
   GUARANTEED RETURN
 OPTION II (HD GRO II)
    (assessed as a
   percentage of the
   average daily net
     assets of the
  Sub-accounts)

        CHARGE/4/                 0.60%                 2.45%             1.90%             2.30%             2.35%

  HIGHEST ANNIVERSARY
  VALUE DEATH BENEFIT
 ("HAV")(assessed as a
   percentage of the
   average daily net
     assets of the
     Sub-accounts)

        CHARGE/4/                 0.40%                 2.25%             1.70%             2.10%             2.15%

(1) The charge for each of Highest Daily Lifetime 6 Plus and Spousal Highest Daily Lifetime 6 Plus is assessed against the greater of Account Value and the Protected Withdrawal Value (PWV). The charge for each of GRO Plus II, Highest Daily GRO II, and Highest Anniversary Value Death Benefit, is assessed as a percentage of the average daily net assets of the Sub-accounts.


(2)  HOW CHARGE IS DETERMINED

     FOR HIGHEST DAILY LIFETIME 6 PLUS, AND SPOUSAL HIGHEST DAILY LIFETIME 6
     PLUS: The charge is taken out of the Sub-accounts. FOR B SERIES, in all Annuity Years, the optional benefit charge is in addition to the 1.30% annualized charge of amounts invested in the Sub-accounts. FOR EACH OF THE L SERIES, X SERIES, AND C SERIES the annualized charge for the base Annuity drops after Annuity Year 9 as described below:

     HIGHEST DAILY LIFETIME 6 PLUS: 0.85% optional benefit charge is in addition to 1.30% annualized charge of amounts invested in the Sub-accounts for base Annuity after Annuity Year 9.

     SPOUSAL HIGHEST DAILY LIFETIME 6 PLUS: 0.95% optional benefit charge is in addition to 1.30% annualized charge of amounts invested in the Sub-accounts for base Annuity after Annuity Year 9.

     FOR GRO PLUS II AND HIGHEST DAILY GRO II: FOR B SERIES, the optional benefit charge plus base Annuity charge is 1.90% in all Annuity Years. IN THE CASE OF L SERIES, X SERIES, AND C SERIES, the optional benefit charge plus base Annuity charge drops to 1.90% after the 9th Annuity Year.

     HIGHEST ANNIVERSARY VALUE DEATH BENEFIT: For B SERIES, the optional benefit charge plus base Annuity charge is 1.70% in all Annuity Years. IN THE CASE OF THE L SERIES, X SERIES, AND C SERIES, the optional benefit charge plus base Annuity charge drops to 1.70% after the 9th Annuity Year.

(3) We reserve the right to increase the charge to the maximum charge indicated, upon any step-up under the benefit. We also reserve the right to increase the charge to the maximum charge indicated if you elect or re-add the benefit post-issue.


(4) Because there is no higher charge to which we could increase the current charge, the current charge and maximum charge are one and the same. Thus, so long as you retain the benefit, we cannot increase your charge for the benefit.

The following table provides the range (minimum and maximum) of the total annual expenses for the underlying mutual funds ("portfolios") as of December 31, 2008. Each figure is stated as a percentage of the underlying portfolio's average daily net assets.

                    TOTAL ANNUAL PORTFOLIO OPERATING EXPENSES


                                                    MINIMUM   MAXIMUM
                                                    -------   -------
Total Portfolio Operating Expense                     0.62%     1.67%


The following are the total annual expenses for each underlying portfolio as of December 31, 2008, except as noted. The "Total Annual Portfolio Operating Expenses" reflect the combination of the underlying portfolio's investment management fee, other expenses, and any 12b-1 fees. Each figure is stated as a percentage of the underlying portfolio's average daily net assets. There is no guarantee that actual expenses will be the same as those shown in the table. For certain of the underlying portfolios, a portion of the management fee has been waived and/or other expenses have been partially reimbursed. The existence of any such fee waivers and/or reimbursements have been reflected in the footnotes. The following expenses are deducted by the portfolio before it provides Pruco Life of New Jersey with the daily net asset value. The portfolio information was provided by the portfolios and has not been independently verified by us. See the prospectuses and or statements of additional information of the portfolios for further details.

                UNDERLYING MUTUAL FUND PORTFOLIO ANNUAL EXPENSES





                                                                     OTHER                                ACQUIRED     TOTAL
                                                                    EXPENSES                             PORTFOLIO     ANNUAL
                                                  MANAGEMENT   (excluding short   SHORT SALE   (12B-1)     FEES &    PORTFOLIO
                       UNDERLYING PORTFOLIO           FEE        sale expenses)    EXPENSES      FEE      EXPENSES    EXPENSES
-----------------------------------------------   ----------   ----------------   ----------   -------   ---------   ---------
         ADVANCED SERIES TRUST/1,2,3/
AST Academic Strategies Asset Allocation/4/          0.72%           0.07%          0.01%       0.00%      0.74%       1.54%
AST Advanced Strategies                              0.85%           0.22%          0.00%       0.00%      0.02%       1.09%
AST AllianceBernstein Core Value                     0.75%           0.18%          0.00%       0.00%      0.00%       0.93%
AST AllianceBernstein Growth & Income                0.75%           0.13%          0.00%       0.00%      0.00%       0.88%
AST American Century Income & Growth/5/              0.75%           0.18%          0.00%       0.00%      0.00%       0.93%
AST Balanced Asset Allocation                        0.15%           0.02%          0.00%       0.00%      0.93%       1.10%
AST Bond Portfolio 2017/6/                           0.65%           0.31%          0.00%       0.00%      0.00%       0.96%
AST Bond Portfolio 2018/6/                           0.64%           0.35%          0.00%       0.00%      0.00%       0.99%
AST Bond Portfolio 2019/6/                           0.64%           0.47%          0.00%       0.00%      0.00%       1.11%
AST Bond Portfolio 2020/6/                           0.65%           1.02%          0.00%       0.00%      0.00%       1.67%
AST Bond Portfolio 2021/6/                           0.65%           0.31%          0.00%       0.00%      0.00%       0.96%
AST Capital Growth Asset Allocation                  0.15%           0.01%          0.00%       0.00%      0.96%       1.12%
AST CLS Growth Asset Allocation/7/                   0.30%           0.20%          0.00%       0.00%      0.95%       1.45%
AST CLS Moderate Asset Allocation/7/                 0.30%           0.16%          0.00%       0.00%      0.93%       1.39%

AST Cohen & Steers Realty Portfolio/5/               1.00%           0.17%          0.00%       0.00%      0.00%       1.17%
AST DeAM Large-Cap Value                             0.85%           0.15%          0.00%       0.00%      0.00%       1.00%
AST Federated Aggressive Growth                      0.95%           0.21%          0.00%       0.00%      0.00%       1.16%
AST Fidelity Investments(R) Pyramis(R) Asset
   Allocation Portfolio/8/                           0.85%           0.27%          0.15%       0.00%      0.00%       1.27%
                                                                  (estimated)    (estimated)
AST First Trust Balanced Target                      0.85%           0.15%          0.00%       0.00%      0.00%       1.00%
AST First Trust Capital Appreciation Target          0.85%           0.15%          0.00%       0.00%      0.00%       1.00%
AST Global Real Estate                               1.00%           0.27%          0.00%       0.00%      0.00%       1.27%
AST Goldman Sachs Concentrated Growth                0.90%           0.14%          0.00%       0.00%      0.00%       1.04%
AST Goldman Sachs Mid-Cap Growth                     1.00%           0.18%          0.00%       0.00%      0.00%       1.18%
AST Goldman Sachs Small-Cap Value                    0.95%           0.22%          0.00%       0.00%      0.00%       1.17%
AST High Yield/5/                                    0.75%           0.18%          0.00%       0.00%      0.00%       0.93%
AST Horizon Growth Asset Allocation/9/               0.30%           0.35%          0.00%       0.00%      0.93%       1.58%
AST Horizon Moderate Asset Allocation/9/             0.30%           0.28%          0.00%       0.00%      0.87%       1.45%
AST International Growth                             1.00%           0.18%          0.00%       0.00%      0.00%       1.18%
AST International Value                              1.00%           0.18%          0.00%       0.00%      0.00%       1.18%
AST Investment Grade Bond/6/                         0.64%           0.13%          0.00%       0.00%      0.00%       0.77%
AST Jennison Large-Cap Growth                        0.90%           0.20%          0.00%       0.00%      0.00%       1.10%
AST Jennison Large-Cap Value                         0.75%           0.18%          0.00%       0.00%      0.00%       0.93%
AST JPMorgan International Equity/5/                 0.89%           0.20%          0.00%       0.00%      0.00%       1.09%
AST J.P. Morgan Strategic Opportunities
   Portfolio/10/                                     1.00%           0.16%          0.12%       0.00%      0.00%       1.28%
                                                                  (estimated)    (estimated)
AST Large-Cap Value/5/                               0.75%           0.12%          0.00%       0.00%      0.00%       0.87%
AST Lord Abbett Bond-Debenture                       0.80%           0.17%          0.00%       0.00%      0.00%       0.97%
AST Marsico Capital Growth                           0.90%           0.13%          0.00%       0.00%      0.00%       1.03%
AST MFS Global Equity                                1.00%           0.32%          0.00%       0.00%      0.00%       1.32%
AST MFS Growth                                       0.90%           0.15%          0.00%       0.00%      0.00%       1.05%
AST Mid-Cap Value                                    0.95%           0.19%          0.00%       0.00%      0.00%       1.14%
AST Money Market                                     0.50%           0.12%          0.00%       0.00%      0.00%       0.62%
AST Neuberger Berman / LSV Mid-Cap Value             0.90%           0.15%          0.00%       0.00%      0.00%       1.05%
AST Neuberger Berman Mid-Cap Growth/5/               0.90%           0.15%          0.00%       0.00%      0.00%       1.05%
AST Neuberger Berman Small-Cap Growth                0.95%           0.21%          0.00%       0.00%      0.00%       1.16%

AST Parametric Emerging Markets Equity               1.10%           0.53%          0.00%       0.00%      0.00%       1.63%
AST PIMCO Limited Maturity Bond                      0.65%           0.14%          0.01%       0.00%      0.00%       0.80%
AST PIMCO Total Return Bond                          0.65%           0.13%          0.00%       0.00%      0.00%       0.78%
AST Preservation Asset Allocation                    0.15%           0.02%          0.00%       0.00%      0.87%       1.04%
AST QMA US Equity/11/                                1.00%           0.19%          0.38%       0.00%      0.00%       1.57%
AST Schroders Multi-Asset World Strategies           1.10%           0.35%          0.00%       0.00%      0.00%       1.45%
AST Small-Cap Growth                                 0.90%           0.22%          0.00%       0.00%      0.00%       1.12%
AST Small-Cap Value                                  0.90%           0.18%          0.00%       0.00%      0.00%       1.08%
AST T. Rowe Price Asset Allocation                   0.85%           0.15%          0.00%       0.00%      0.00%       1.00%
AST T. Rowe Price Global Bond                        0.80%           0.19%          0.00%       0.00%      0.00%       0.99%
AST T. Rowe Price Large-Cap Growth                   0.88%           0.13%          0.00%       0.00%      0.00%       1.01%

AST T. Rowe Price Natural Resources Portfolio                        0.90%     0.14%      0.00%   0.00%     0.00%      1.04%
AST Western Asset Core Plus Bond                                     0.70%     0.14%      0.00%   0.00%     0.00%      0.84%
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST/12/
Franklin Templeton VIP Founding Funds Allocation Funds (class 4)     0.00%     0.10%     N/A     0.35%      0.65%      1.10%



Footnotes appear on next page.

1 ADVANCED SERIES TRUST: Shares of the Portfolios are generally purchased through variable insurance products. The Advanced Series Trust (the "Trust") has entered into arrangements with the issuers of the variable insurance products offering the Portfolios under which the Trust compensates the issuers 0.10% for providing ongoing services to portfolio shareholders in lieu of the Trust providing such services directly to shareholders. Amounts paid under these arrangements are included in "Other Expenses." Subject to the expense limitations set forth below, for each portfolio of the Trust (except as noted below), Prudential Investments LLC and AST Investment Services, Inc. have agreed to voluntarily waive a portion of the 0.10% administrative services fee, based on the average daily net assets of each portfolio of the Trust, as set forth in the table below.

      AVERAGE DAILY NET ASSET OF PORTFOLIO          RATE FEE INCLUDING WAIVER
-------------------------------------------------   -------------------------
Up to and including $500 million                        0.10% (no waiver)
Over 500 million up to and including $750 million             0.09%
Over $750 million up to and including $1 billion              0.08%
Over $1 billion                                               0.07%

     The administrative services fee is not waived in the case of the Dynamic Asset Allocation Portfolios and the Tactical Asset Allocation Portfolios. The Dynamic Asset Allocation Portfolios are AST Balanced Asset Allocation, AST Capital Growth Asset Allocation, and AST Preservation Asset Allocation. The Tactical Asset Allocation Portfolios are AST CLS Growth Asset Allocation, AST CLS Moderate Asset Allocation, AST Horizon Growth Asset Allocation, and AST Horizon Moderate Asset Allocation. .

     The Dynamic Asset Allocation Portfolios and the Tactical Asset Allocation Portfolios are "fund of funds" which means each of these portfolios invests primarily or exclusively in one or more mutual funds, referred to here as "Underlying Portfolios". A portfolio will not be directly subject to the administrative services fee to the extent it invests in Underlying Portfolios. Because the Dynamic Asset Allocation Portfolios generally invest all of their assets in Underlying Portfolios, the Dynamic Asset Allocation Portfolios generally will not be directly subject to the administrative services fee. Because the Tactical Asset Allocation Portfolios generally invest at least 90% of their assets in Underlying Portfolios, only 10% of their assets generally will be directly subject to the administrative services fee. Because the AST Academic Strategies Asset Allocation Portfolio generally invests approximately 65% of its assets in Underlying Portfolios, only 35% of its assets generally will be directly subject to the administrative services fee. The AST Academic Strategies Portfolio is not directly subject to the administrative services fee to the extent it invests in any other Trust portfolio. In determining the administrative services fee, only assets of a Tactical Asset Allocation Portfolio and the AST Academic Strategies Asset Allocation Portfolio that are not invested in Underlying Portfolios will be counted as average daily net assets of the relevant portfolio for purposes of the above-referenced breakpoints. This will result in a portfolio paying higher administrative services fees than if all of the assets of the portfolio were counted for purposes of computing the relevant administrative services fee breakpoints. The underlying portfolios in which the Dynamic Asset Allocation Portfolios. Tactical Asset Allocation Portfolios, and AST Academic Strategies Asset Allocation Portfolio invest, however, will be subject to the administrative services fee.

2 Some of the portfolios invest in other investment companies (the "Acquired Portfolios"). For example, each Dynamic and Tactical Asset Allocation Portfolio invests in shares of other portfolios of the Trust. Investors in a portfolio indirectly bear the fees and expenses of the Acquired Portfolios. The expenses shown under "Acquired Portfolio Fees and Expenses" represent a weighted average of the expense ratios of the Acquired Portfolios in which each portfolio invested during the year ended December 31, 2008. The Dynamic Asset Allocation Portfolios do not pay any transaction fees when purchasing or redeeming shares of the Acquired Portfolios. When a portfolio's "Acquired Portfolio Fees and Expenses" are less that 0.01%, such expenses are included in the column titled "Other Expenses." This may cause the Total Annual Portfolio Operating Expenses to differ from those set forth in the Financial Highlights tables of such portfolios in the prospectus for the Trust.

3 The management fee rate shown in the "management fees" column is based on the indicated portfolio's average daily net assets as of the fiscal year ended December 31, 2008, except that the fee rate shown does not reflect the impact of any contractual or voluntary management fee waivers that may be applicable and which would result in a reduction in the fee rate paid by the portfolio. The management fee rate for certain portfolios may include "breakpoints" which are reduced fee rates that are applicable at specified levels of portfolio assets; the effective fee rates shown in the table reflect and incorporate any fee "breakpoints" which may be applicable.


SHORT SALE EXPENSES. SEC Staff positions dictate that we separately identify the amount of short sale expenses of each Portfolio that engages in short sales to a significant degree. In the column above, we separately identify the short sale expenses of each AST Portfolio that (a) engages in short sales as a non-fundamental investment practice and/or (b) separately identifies short sale expenses in its financial statements. Short sale expenses are a component of "Other Expenses." "Other Expenses", exclusive of short sale expenses, consist of expenses for accounting and valuation services, custodian fees, audit and legal fees, transfer agency fees, non-interested Trustee fees, and fees for certain other miscellaneous items. Accordingly, for both the AST Portfolios we identify in this footnote and the other AST Portfolios, "Other Expenses" includes short sale expenses (if any). The short sale expenses of AST Portfolios that may engage in short sales to a significant degree (as of December 31, 2008) are as indicated above. For portfolios other than AST, short sale expenses (if any) are not separately identified.

4 ACADEMIC STRATEGIES ASSET ALLOCATION PORTFOLIO: The only investment management fee to be paid directly to the Investment Managers by the Academic Strategies Asset Allocation Portfolio will be the portfolio's annualized contractual investment management fee of 0.72% of its average daily net assets. Since the Academic Strategies Asset Allocation Portfolio is expected to invest approximately 65% of its assets in portfolios of the Trust (referred to here as "Underlying Trust Funds") under normal circumstances, the Academic Strategies Asset Allocation Portfolio will also indirectly pay investment management fees on its investments in the Underlying Trust Funds. To the extent that the other Asset Allocation Portfolios invest their assets in Underlying Trust Funds, such Asset Allocation Portfolios will also indirectly pay investment management fees on its investments in the Underlying Trust Funds.

     The Academic Strategies Asset Allocation Portfolio will not be directly subject to the administrative services fee to the extent it invests in Underlying Trust Funds. The Underlying Trust Funds in which the Academic Strategies Asset Allocation Portfolio invests, however, will be subject to the administrative services fee.

     The Academic Strategies Asset Allocation Portfolio indirectly incurs a pro rata portion of the fees and expenses of the Acquired Portfolios in which it invests. From January 1, 2008 to July 20, 2008, the Academic Strategies Asset Allocation Portfolio was known as the AST Balanced Asset Allocation Portfolio (the Balanced Portfolio). The Balanced Portfolio invested all of its assets in Acquired Portfolios. The actual annualized "Acquired Portfolio Fees and Expenses" for the Balanced Portfolio were 0.88% for the period January 1, 2008 to July 20, 2008. As set forth above, under normal conditions, the Academic Strategies Asset Allocation Portfolio invests approximately 65% of its assets in Acquired Portfolios. The actual annualized "Acquired Portfolio Fees and Expenses" for the Academic Strategies Asset Allocation Portfolio were 0.735% for the period July 21, 2008 to December 31, 2008. The Investment Managers have voluntarily agreed to reimburse expenses and/or waive fees so that the Academic Strategies Asset Allocation Portfolio's "Acquired Portfolio Fees and Expenses" on an annualized basis do not exceed 0.685% of the Academic Strategies Asset Allocation Portfolio's average daily net assets based on the daily calculation described below. This arrangement will be monitored and applied daily based upon the Academic Strategies Asset Allocation Portfolio's then current holdings of Acquired Portfolios and the expense ratios of the relevant Acquired Portfolios as of their most recent fiscal year end. Because the expense ratios of the relevant Acquired Portfolios will change over time and may be higher than the expense ratios as of their most recent fiscal year end, it is possible that the Academic Strategies Asset Allocation Portfolio's actual "Acquired Portfolio Fees and Expenses" may be higher than 0.685% of the portfolio's average daily net assets on an annualized basis. These arrangements relating to the portfolio's "Acquired Portfolio Fees and Expenses" are voluntary and are subject to termination or modification at any time without prior notice.

     The Investment Managers have contractually agreed to reimburse expenses and/or waive fees so that the Academic Strategies Asset Allocation Portfolio's investment management fees plus "Other Expenses" (exclusive in all cases of taxes, interest, brokerage commissions, distribution fees, dividend and interest expense, if any, related to short sales, and extraordinary expenses) do not exceed 0.80% of the portfolio's average daily net assets during the Academic Strategies Asset Allocation Portfolio's first year of operations (i.e., July 21, 2008 through July 20,
     2009). The guarantee of this arrangement has been extended through July 1, 2010.

5 Effective as of July 1, 2008, Prudential Investments LLC and AST Investment Services, Inc. have voluntarily agreed to waive a portion of their management fee and/or limit expenses (expressed as a percentage of average daily net assets) for certain portfolios of the Trust, as set forth in the table below. These arrangements may be discontinued or otherwise modified at any time.

                PORTFOLIO              FEE WAIVER AND/OR EXPENSE LIMITATION
------------------------------------   ------------------------------------
AST Large-Cap Value                                    0.84%
AST Cohen & Steers Realty                              0.97%
AST American Century Income & Growth                   0.87%
AST High Yield                                         0.88%
AST Money Market                                       0.56%
AST JP Morgan International Equity                     1.01%
AST Neuberger Berman Mid-Cap Growth                    1.25%

6 The investment management fee rate for the AST Bond Portfolio 2017, the AST Bond Portfolio 2021, the AST Bond Portfolio 2018, the AST Bond Portfolio 2019, the AST Bond Portfolio 2020, and the AST Investment Grade Bond Portfolio (each, a "Bond Portfolio" and collectively, the "Bond Portfolios") is subject to certain contractual asset-based breakpoints. In the event the combined average daily net assets of the Bond Portfolios do not exceed $500 million, each Bond Portfolio's investment management fee rate will equal 0.65% of its average daily net assets. In the event the combined average daily net assets of the Bond Portfolios exceed $500 million, the portion of a Bond Portfolio's assets to which the investment management fee rate of 0.65% applies and the portion of a Bond Portfolio's assets to which the investment management fee rate of 0.64% applies will be determined on a pro rata basis. Such fee would be computed as follows.

           [0.65% x ($500 million x Individual Bond Portfolio Assets /
                       Combined Bond Portfolio Assets)] +
           [0.64% x (Combined Bond Portfolio Assets - $500 million) x
       Individual Bond Portfolio Assets / Combined Bond Portfolio Assets]

     For the AST Bond Portfolio 2017 and the AST Bond Portfolio 2021, estimates of Other Expenses are based on an assumed average daily net asset level of $50 million for those Portfolios during the fiscal year ending December 31,2010. As used in connection with each Bond Portfolio, "other expenses" includes expenses for accounting and valuation services, custodian fees, audit and legal fees, transfer agency fees, fees paid to non-interested Trustees, and certain other miscellaneous items. Each Bond Portfolio also will pay participating insurance companies an administrative services fee of 0.10% of its average daily net assets on an annualized basis, subject to certain voluntary asset-based breakpoints. Such administrative fee will compensate participating insurance companies for providing certain services to beneficial shareholders in lieu of the Trust, including the printing and mailing of fund prospectuses and shareholder reports.

     For the AST Bond Portfolio 2017 and the AST Bond Portfolio 2021, estimates of Total Annual Portfolio Expenses are based on an assumed average daily net asset level of $50 million for those Portfolios during the fiscal year ending December 31, 2010.

     The Investment Managers have contractually agreed to waive a portion of their investment management fees and/or reimburse certain expenses for each Bond Portfolio so that each Bond Portfolio's investment management fees plus other expenses (exclusive in all cases of taxes, interest, brokerage commissions, distribution fees, acquired fund fees and expenses, and extraordinary expenses) do not exceed 1.00% of each Bond Portfolio's average daily net assets for the fiscal year ending December 31, 2010. This arrangement is guaranteed through July 1, 2010.

7 Prudential Investments LLC and AST Investment Services, Inc. have voluntarily agreed to waive a portion of their investment management fees and/or reimburse certain expenses for each of the AST CLS GROWTH ASSET ALLOCATION PORTFOLIO and the AST CLS MODERATE ASSET ALLOCATION PORTFOLIO so that each Asset Allocation Portfolio's investment management fees plus other expenses (exclusive in all cases of taxes, interest, brokerage commissions, distribution fees, dividend and interest expense, if any, related to short sales, extraordinary expenses, and Underlying Portfolio fees and expenses) do not exceed 0.40% of such Asset Allocation Portfolio's average daily net assets to $100 million; 0.35% of such Asset Allocation Portfolio's average daily net assets from $100 million to $200 million; and 0.30% of such Asset Allocation Portfolio's average daily net assets over $200 million. This arrangement is guaranteed through July 1, 2010.

8 The fees and expenses shown in the table above are estimates. Future expense ratios may be higher or lower than those shown in the table above. The portfolio is expected to engage in short sale activity to implement its large cap core 130/30 strategy. In general, taking a short position involves borrowing a security (usually from a broker), and selling the security in the open market, while receiving cash as the proceeds from the sale. The portfolio generally receives interest (a credit to the portfolio) on the cash proceeds from its short sales that are held as collateral at the broker. However, the portfolio must, while a short position is open with respect to a stock, pay out dividends on the shorted stock to the broker. This will represent an expense to the portfolio. Even though these short sale dividend expenses are typically offset, in whole or in part, by the credits received from earnings on the short sale proceeds, SEC accounting rules will require the portfolio to include the full amount of those short sale dividend expenses in its total expense ratio for purposes of the above fee table without any offset for those interest earnings. AST has entered into arrangements with the issuers of the variable insurance products offering the Portfolios under which the Trust compensates the issuers 0.10% for providing ongoing services to portfolio shareholders in lieu of the Trust providing such services directly to shareholders.
     Amounts paid under these arrangement are included in "Other Expenses."

9 The Investment Managers also have voluntarily agreed to waive a portion of their investment management fees and/or reimburse certain expenses for each of the AST HORIZON GROWTH ASSET ALLOCATION PORTFOLIO, and the AST HORIZON MODERATE ASSET ALLOCATION PORTFOLIO so that each Asset Allocation Portfolio's investment management fees plus other expenses (exclusive in all cases of taxes, interest, brokerage commissions, distribution fees, dividend and interest expense, if any, related to short sales, extraordinary expenses, and Underlying Portfolio fees and expenses) do not exceed 0.40% of such Asset Allocation Portfolio's average daily net assets to $250 million; 0.35% of such Asset Allocation Portfolio's average daily net assets from $250 million to $750 million; and 0.30% of such Asset Allocation Portfolio's average daily net assets over $750 million. All of these arrangements are voluntary and may be discontinued or otherwise modified by the Investment Managers at any time without prior notice.

10 The fees and expenses shown in the table above are estimates. Future expense ratios may be higher or lower than those shown in the table above. The portfolio is expected to engage in short sale activity to implement its market neutral and absolute return strategies. In general, taking a short position involves borrowing a security (usually from a broker), and selling the security in the open market, while receiving cash as the proceeds from the sale. The portfolio generally receives interest (a credit to the portfolio) on the cash proceeds from its short sales that are held as collateral at the broker. However, the portfolio must, while a short position is open with respect to a stock, pay out dividends on the shorted stock to the broker. This will represent an expense to the portfolio. Even though these short sale dividend expenses are typically offset, in whole or in part, by the credits received from earnings on the short sale proceeds, SEC accounting rules will require the portfolio to include the full amount of those short sale dividend expenses in its total expense ratio for purposes of the above fee table without any offset for those interest earnings. AST has entered into arrangements with the issuers of the variable insurance products offering the Portfolios under which the Trust compensates the issuers 0.10% for providing ongoing services to portfolio shareholders in lieu of the Trust providing such services directly to shareholders. Amounts paid under these arrangements are included in "Other Expenses."


11 With respect to the AST QMA US EQUITY ALPHA PORTFOLIO, "Other Expenses" includes dividend expenses on short sales and interest expenses on short sales.

12 Operating expenses are annualized. 12b-1 fees include distribution and service fees. Other Expenses include administration fees. The fund's administrator has contractually agreed to waive or limit its fee and to assume as its own expense certain expenses of the Fund so that common annual Fund operating expenses (i.e., a combination of fund administration fees and other expenses, but excluding Rule 12b-1 fees and acquired fund fees and expenses) do not exceed 0.10% (other than certain non-routine expenses and costs, including those related to litigation, indemnification, reorganizations, and liquidations) until April 30, 2010. Without including the effect of this waiver/limitation, Total Annual Portfolio Expenses would be 1.13%. The Fund does not pay management fees but will indirectly bear its proportionate share of any management fees and other expenses paid by the underlying funds (or "acquired funds") in which it invests. Acquired funds' estimated fees and expenses are based on acquired funds' expenses for the fiscal year ended December 31, 2008. Fund shares are held by a limited number of insurers, and, when applicable, by Funds of Funds. Substantial withdrawals by one or more insurers or Funds of Funds could reduce Fund assets, causing total Fund expenses to become higher.

                                EXPENSE EXAMPLES

These examples are intended to help you compare the cost of investing in one Pruco Life of New Jersey Annuity with the cost of investing in other Pruco Life of New Jersey Annuities and/or other variable annuities. Below are examples for each Annuity showing what you would pay in expenses at the end of the stated time periods had you invested $10,000 in the Annuity and your investment has a 5% return each year. The examples reflect the following fees and charges for each Annuity as described in "Summary of Contract Fees and Charges."

     .    Insurance Charge

     .    Contingent Deferred Sales Charge (when and if applicable)

     .    Annual Maintenance Fee

     .    Optional benefit fees, as described below

The examples also assume the following for the period shown:

     . You allocate all of your Account Value to the Sub-account with the maximum gross total operating expenses for 2008, and those expenses remain the same each year*

     . For each charge, we deduct the maximum charge rather than the current charge

     .    You make no withdrawals of Account Value

     .    You make no transfers, or other transactions for which we charge a fee

     .    No tax charge applies

     . You elect the Spousal Highest Daily Lifetime 6 Plus Income Benefit and the HAV Death Benefit (which is the maximum combination of optional benefit charges)

     . For the X Series example, no Purchase Credit is granted under the Annuity. If Purchase Credits were reflected in the calculations, expenses would be higher, because the charges would have been applied to a larger Account Value.

Amounts shown in the examples are rounded to the nearest dollar.

* Note: Not all Portfolios offered as Sub-accounts may be available depending on optional benefit selection and selling firm.

THE EXAMPLES ARE ILLUSTRATIVE ONLY. THEY SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES OF THE UNDERLYING PORTFOLIOS. ACTUAL EXPENSES WILL BE LESS THAN THOSE SHOWN DEPENDING UPON WHICH OPTIONAL BENEFIT YOU ELECT OTHER THAN INDICATED IN THE EXAMPLES OR IF YOU ALLOCATE ACCOUNT VALUE TO ANY OTHER AVAILABLE SUB-ACCOUNTS.

Expense Examples are provided as follows:

If you surrender your Annuity at the end of the applicable time period:



            1 YR   3 YRS   5 YRS   10 YRS
           -----   -----   -----   ------
X Series   $1435   $2524   $3537    $5634
B Series   $1183   $2072   $2995    $5208
L Series   $1221   $2182   $2672    $5520
C Series   $ 526   $1596   $2693    $5558



If you do not surrender your Annuity, or if you annuitize your Annuity:



           1 YR    3 YRS   5 YRS   10 YRS
           -----   -----   -----   ------
X Series   $ 535   $1624   $2737    $5634
B Series   $ 483   $1472   $2495    $5208
L Series   $ 521   $1582   $2672    $5520
C Series   $ 526   $1596   $2693    $5558

                                     SUMMARY


This Summary describes key features of the Annuities offered in this prospectus. It is intended to give you an overview, and to point you to sections of the prospectus that provide greater detail. You should not rely on the Summary alone for all the information you need to know before purchasing an Annuity. You should read the entire prospectus for a complete description of the Annuities. Your Financial Professional can also help you if you have questions.

THE ANNUITY: The variable annuity contract issued by Pruco Life of New Jersey is a contract between you, the Owner, and Pruco Life of New Jersey, an insurance company. It is designed for retirement purposes, or other long-term investing, to help you save money for retirement, on a tax deferred basis, and provide income during your retirement.

The Annuity offers various investment portfolios. With the help of your Financial Professional, you choose how to invest your money within your Annuity. Investing in a variable annuity involves risk and you can lose your money. On the other hand, investing in a variable annuity can provide you with the opportunity to grow your money through participation in "underlying" mutual funds.

This prospectus describes four different Annuities. The Annuities differ primarily in the fees and charges deducted and whether the Annuity provides Purchase Credits in certain circumstances. With the help of your Financial Professional, you choose the Annuity based on your time horizon, liquidity needs, and desire for Purchase Credits.

Please see Appendix B "Selecting the Variable Annuity That's Right For You," for a side-by-side comparison of the key features of each of these Annuities.

GENERALLY SPEAKING, VARIABLE ANNUITIES ARE INVESTMENTS DESIGNED TO BE HELD FOR THE LONG TERM. WORKING WITH YOUR FINANCIAL PROFESSIONAL, YOU SHOULD CAREFULLY CONSIDER WHETHER A VARIABLE ANNUITY IS APPROPRIATE FOR YOU, GIVEN YOUR LIFE EXPECTANCY, NEED FOR INCOME, AND OTHER PERTINENT FACTORS.

PURCHASE: Your eligibility to purchase is based on your age and the amount of your initial Purchase Payment. See your Financial Professional to complete an application.



           Maximum Age for   Minimum Initial
 Annuity  Initial Purchase  Purchase Payment
--------  ----------------  ----------------
X Series         80              $10,000
B Series         85              $10,000
L Series         85              $  1000
C Series         85              $10,000


The "Maximum Age for Initial Purchase" applies to the oldest Owner as of the day we would issue the Annuity. If the Annuity is to be owned by an entity, the maximum age applies to the Annuitant as of the day we would issue the Annuity. For Annuities purchased as a Beneficiary Annuity, the maximum issue age is 70 and applies to the Key Life.

After you purchase your Annuity, you will have a limited period of time during which you may cancel (or "Free Look") the purchase of your Annuity. Your request for a Free Look must be received in Good Order.

Please see "What Are the Requirements for Purchasing One of the Annuities" for more detail.




INVESTMENT OPTIONS: You may choose from a variety of variable Investment Options ranging from conservative to aggressive. Certain optional benefits may limit your ability to invest in the variable Investment Options otherwise available to you under the Annuity. Each of the underlying mutual funds is described in its own prospectus, which you should read before investing. There is no assurance that any variable Investment Option will meet its investment objective.

Please see "Investment Options," and "Managing Your Account Value" for information.


ACCESS TO YOUR MONEY: You can receive income by taking withdrawals or electing annuity payments. Please note that withdrawals may be subject to tax, and may be subject to a Contingent Deferred Sales Charge (discussed below). You may withdraw up to 10% of your Purchase Payments each year without being subject to a Contingent Deferred Sales Charge.

You may elect to receive income through annuity payments over your lifetime, also called "Annuitization". If you elect to receive annuity payments, you convert your Account Value into a stream of future payments. This means in most cases you no longer have an Account Value and therefore cannot make withdrawals. We offer different types of annuity options to meet your needs.


Please see "Access to Account Value" and "Annuity Options" for more information.

OPTIONAL LIVING BENEFITS

GUARANTEED LIFETIME WITHDRAWAL BENEFITS. We offer optional living benefits, for an additional charge, that guarantee your ability to take withdrawals for life as a percentage of "protected withdrawal value", even if your Account Value falls to zero. If you withdraw more than the allowable amount during any year (referred to "Excess Income"), your future level of guaranteed withdrawals decreases.

These benefits are:
Highest Daily Lifetime(sm) 6 Plus
Spousal Highest Daily Lifetime(sm) 6 Plus

As part of these benefits you may invest only certain permitted Investment Options. These benefits utilize a predetermined mathematical formula to help manage your guarantee through all market cycles. Please see the applicable optional benefits section as well as the Appendices to this prospectus for more information on the formula.

GUARANTEED MINIMUM ACCUMULATION BENEFITS. We offer two optional benefits, for an additional charge, that guarantee your Account Value to a certain level after a stated period of years. As part of these benefits you may invest only certain permitted Investment Options. These benefits utilize a predetermined mathematical formula to help manage your guarantee through all market cycles. Please see the applicable optional benefits section as well as the Appendices to this prospectus for more information on the formula.

These benefits are:
Guaranteed Return Option(sm) Plus II
Highest Dailysm Guaranteed Return Option II

Please see "Living Benefits" for more information.


DEATH BENEFITS: You may name a Beneficiary to receive the proceeds of your Annuity upon your death. Your death benefit must be distributed within the time period required by the tax laws. Each of our Annuities offers a basic death benefit. We also offer the following optional death benefit, for an additional charge:


Highest Anniversary Value Death Benefit

The optional death benefit has certain age and investment restrictions. Please see "Death Benefits" for more information.


PURCHASE CREDITS: We apply a "Purchase Credit" to your Annuity's Account Value with respect to certain Purchase Payments you make under the X Series Annuity. The Purchase Credit is equal to a percentage of each Purchase Payment. The amount of the Purchase Credit depends on your age at the time the Purchase Payment is made and the number of years that the Annuity has been in force. Because the X Series Annuity grants Purchase Credits with respect to your Purchase Payments, the expenses of the X Series Annuity are higher than expenses for an Annuity without a Purchase Credit. In addition, the amount of the Purchase Credits that you receive under the X Series Annuity may be more than offset by the additional fees and charges associated with the Purchase Credit


FEES AND CHARGES: Each Annuity, and the optional living benefit and optional death benefits, are subject to certain fees and charges, as discussed in the "Summary of Contract Fees and Charges" table in the prospectus. In addition, there are fees and expenses of the underlying Portfolios.

WHAT DOES IT MEAN THAT MY ANNUITY IS "TAX-DEFERRED"? Variable annuities are "tax deferred", meaning you pay no taxes on any earnings from your Annuity until you withdraw the money. You may also transfer among your Investment Options without paying a tax at the time of the transfer. When you take your money out of the Annuity, however, you will be taxed on the earnings at ordinary income tax rates. If you withdraw money before you reach age 59 1/2, you also may be subject to a 10% federal tax penalty.

You may also purchase one of our Annuities as a tax-qualified retirement investment such as an IRA, SEP-IRA, Roth IRA, 401(a) plan, or non-ERISA 403(b) plan. Although there is no additional tax advantage to a variable annuity purchased through one of these plans, the Annuity has features and benefits other than tax deferral that make it an important investment for a qualified plan. You should consult your tax advisor regarding these features and benefits prior to purchasing a contract for use with a tax-qualified plan.


MARKET TIMING: We have market timing policies and procedures that attempt to detect transfer activity that may adversely affect other Owners or portfolio shareholders in situations where there is potential for pricing inefficiencies or that involve certain other types of disruptive trading activity (i.e., market timing). Our market timing policies and procedures are discussed in more detail in the section entitled "Restrictions on Transfers Between Investment Options."


OTHER INFORMATION: Please see the section entitled "General Information" for more information about our Annuities, including legal information about our Pruco Life of New Jersey, the separate account, and underlying funds.

                               INVESTMENT OPTIONS

The Investment Options under each Annuity consist of the Sub-accounts. Each Sub-account invests in an underlying portfolio whose share price generally fluctuates each Valuation Day. The portfolios that you select, among those that are available, are your choice - - we do not provide investment advice, nor do we recommend any particular portfolio. You bear the investment risk for amounts allocated to the portfolios.




As a condition of participating in the optional benefits, you may be prohibited from investing in certain Sub-accounts. We describe those restrictions below. In addition, the optional living benefits (e.g., Highest Daily Lifetime 6 Plus) employ a pre-determined mathematical formula, under which money is transferred between your chosen Sub-accounts and a bond portfolio (e.g., the AST Investment Grade Bond Portfolio). You should be aware that the operation of the formula could impact the expenses and performance of the portfolios. Specifically, because transfers to and from the portfolios can be frequent and the amount transferred can vary, the portfolios could experience the following effects, among others: (a) they may be compelled to hold a larger portion of assets in highly liquid securities than they otherwise would, which could diminish performance if the highly liquid securities underperform other securities (e.g., equities) that otherwise would have been held (b) they may experience higher portfolio turnover, which generally will increase the portfolios' expenses and
(c) if they are compelled by the formula to sell securities that are thinly-traded, such sales could have a significant impact on the price of such securities. Please consult the prospectus for the applicable portfolio for additional information about these effects.

In this section, we describe the portfolios and the investment restrictions that apply if you elect certain optional benefits.

VARIABLE INVESTMENT OPTIONS

Each variable Investment Option is a Sub-account of the Pruco Life of New Jersey Flexible Premium Variable Annuity Account (see "Pruco Life of New Jersey and the Separate Account" for more detailed information). Each Sub-account invests exclusively in one portfolio. You should carefully read the prospectus for any portfolio in which you are interested. The Investment Objectives/Policies Chart below classifies each of the portfolios based on our assessment of their investment style. The chart also provides a description of each portfolio's investment objective (in italics) and a short, summary description of their key policies to assist you in determining which Portfolios may be of interest to you.

Not all portfolios offered as Sub-accounts may be available depending on optional benefit selection. Thus, if you selected particular optional benefits, you would be precluded from investing in certain portfolios and therefore would not receive investment appreciation (or depreciation) affecting those portfolios. Please see the Additional Information, under the heading concerning "Service Fees Payable to Pruco Life of New Jersey" for a discussion of fees that we may receive from underlying mutual funds and/or their affiliates.


The portfolios are not publicly traded mutual funds. They are only available as Investment Options in variable annuity contracts and variable life insurance policies issued by insurance companies, or in some cases, to participants in certain qualified retirement plans. However, some of the portfolios available as Sub-accounts under the Annuities are managed by the same portfolio advisor or sub-advisor as a retail mutual fund of the same or similar name that the portfolio may have been modeled after at its inception. Certain retail mutual funds may also have been modeled after a portfolio. While the investment objective and policies of the retail mutual funds and the portfolios may be substantially similar, the actual investments will differ to varying degrees. Differences in the performance of the funds can be expected, and in some cases could be substantial. You should not compare the performance of a publicly traded mutual fund with the performance of any similarly named portfolio offered as a Sub-account. Details about the investment objectives, policies, risks, costs and management of the portfolios are found in the prospectuses for the portfolios. THE CURRENT PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION FOR THE UNDERLYING PORTFOLIOS CAN BE OBTAINED BY CALLING 1-888-PRU-2888. PLEASE READ THE PROSPECTUS CAREFULLY BEFORE INVESTING.


The name of the advisor/sub-advisor for each portfolio appears next to the description. Those portfolios whose name includes the prefix "AST" are portfolios of the Advanced Series Trust. The portfolios of the Advanced Series Trust are co-managed by AST Investment Services, Inc. and Prudential Investments LLC, both of which are affiliated companies of Pruco Life of New Jersey. However, a sub-advisor, as noted below, is engaged to conduct day-to-day management.


You may select portfolios individually, create your own combination of portfolios, or select from among combinations of portfolios that we have created called "Prudential Portfolio Combinations." Under Prudential Portfolio Combinations, each Portfolio Combination consists of several asset allocation portfolios, each of which represents a specified percentage of your allocations. If you elect to invest according to one of these Portfolio Combinations, we will allocate your initial Purchase Payment among the Sub-accounts within the Portfolio Combination according to the percentage allocations. You may elect to allocate additional Purchase Payments according to the composition of the Portfolio Combination, although if you do not make such an explicit election, we will allocate additional Purchase Payments as discussed below under "Additional Purchase Payments." Once you have selected a Portfolio Combination, we will not rebalance your Account Value to take into account differences in performance among the Sub-accounts. This is a static, point of sale model allocation. Over time, the percentages in each asset allocation portfolio may vary from the Portfolio Combination you selected when you purchased your Annuity based on the performance of each of the portfolios within the Portfolio Combination. However, you may elect to participate in an automatic rebalancing program, under which we would transfer Account Value periodically so that your Account Value allocated to the Sub-accounts is brought back to the exact percentage allocations stipulated by the Portfolio Combination you elected. Please see "Automatic Rebalancing Programs" below for details about how such a program operates. If you are participating in an optional living benefit (such as Highest Daily Lifetime 6 Plus) that makes transfers under a pre-determined mathematical formula, and you have opted for automatic rebalancing in addition to Prudential Portfolio Combinations, you should be aware that: (a) the AST bond portfolio used as part of the pre-determined mathematical formula will not be included as part of automatic rebalancing and (b) the operation of the formula may result in the rebalancing not conforming precisely to the percentage allocations that existed originally as part of Prudential Portfolio Combinations.

If you are interested in a Portfolio Combination, you should work with your Financial Professional to select the Portfolio Combination that is appropriate for you, in light of your investment time horizon, investment goals and expectations and market risk tolerance, and other relevant factors. In providing these Portfolio Combinations, we are not providing investment advice. You are responsible for determining which Portfolio Combination or Sub-account(s) is best for you. Asset allocation does not ensure a profit or protect against a loss.

                                                                                      STYLE/          PORTFOLIO ADVISOR/
PORTFOLIO NAME/INVESTMENT OBJECTIVES & POLICIES                                        TYPE              SUB-ADVISOR
--------------------------------------------------------------------------------  -------------  ---------------------------
ADVANCED SERIES TRUST
AST ACADEMIC STRATEGIES ASSET ALLOCATION PORTFOLIO (formerly known as AST            ASSET         AlphaSimplex Group, LLC;
Balanced Asset Allocation Portfolio): seeks long term capital appreciation. The   ALLOCATION         First Quadrant L.P.;
portfolio is a multi-asset class fund that pursues both top-down asset                             Jennison Associates LLC;
allocation strategies and bottom-up selection of securities, investment                           Mellon Capital Management
managers, and mutual funds. Under normal circumstances, approximately 60% of the                     Corporation; Pacific
assets will be allocated to traditional asset classes (including US and                             Investment Management
international equities and bonds) and approximately 40% of the assets will be                        Company LLC (PIMCO);
allocated to nontraditional asset classes (including real estate, commodities,                      Prudential Bache Asset
and alternative strategies). Those percentages are subject to change at the                       Management, Incorporated;
discretion of the advisor. This portfolio may have exposure to non-investment                      Quantitative Management
grade bonds, which are commonly known as "junk bonds".                                                  Associates LLC

AST ADVANCED STRATEGIES PORTFOLIO: seeks a high level of absolute return. The        ASSET          LSV Asset Management;
portfolio invests in traditional and non-traditional investment strategies and    ALLOCATION     Marsico Capital Management,
by investing in domestic and foreign equity and fixed income securities,                           LLC; Pacific Investment
derivative instruments in exchange traded funds. The asset allocation generally                     Management Company LLC
provides for an allotment of 50% of the portfolio assets to a combination of                        (PIMCO); T. Rowe Price
domestic and international equity strategies and the remainder in a combination                   Associates, Inc.; William
of U.S. fixed income, hedged international bond and real return bonds. The                          Blair & Company, LLC;
manager will allocate the assets of the portfolio across different investment                      Quantitative Management
categories and subadvisors. This portfolio may have exposure to non-investment                          Associates LLC
grade bonds, which are commonly known as "junk bonds".

AST ALLIANCEBERNSTEIN CORE VALUE PORTFOLIO: seeks long-term capital growth by      LARGE CAP        AllianceBernstein L.P.
investing primarily in common stocks. The subadviser expects that the majority       VALUE
of the portfolio's assets will be invested in the common stocks of large companies that appear to be undervalued. Among other things, the portfolio seeks to identify compelling buying opportunities created when companies are undervalued on the basis of investor reactions to near-term problems or circumstances even though their long-term prospects remain sound. The subadviser seeks to identify individual companies with earnings growth potential that may not be recognized by the market at large.

AST ALLIANCEBERNSTEIN GROWTH & INCOME PORTFOLIO: seeks long-term growth of         LARGE CAP        AllianceBernstein L.P.
capital and income while attempting to avoid excessive fluctuations in market        VALUE
value. The Portfolio normally will invest in common stocks (and securities convertible into common stocks). The subadviser will take a value-oriented approach, in that it will try to keep the portfolio's assets invested in securities that are selling at reasonable valuations in relation to their fundamental business prospects.

AST AMERICAN CENTURY INCOME & GROWTH PORTFOLIO: seeks capital growth with          LARGE CAP           American Century
current income as a secondary objective. The portfolio invests primarily in          VALUE       Investment Management, Inc.
common stocks that offer potential for capital growth, and may, consistent with its investment objective, invest in stocks that offer potential for current income. The subadviser utilizes a quantitative management technique with a goal of building an equity portfolio that provides better returns than the S&P 500
Index without taking on significant additional risk and while attempting to create a dividend yield that will be greater than the S&P 500 Index.

                                                                                      STYLE/          PORTFOLIO ADVISOR/
PORTFOLIO NAME/INVESTMENT OBJECTIVES & POLICIES                                        TYPE              SUB-ADVISOR
--------------------------------------------------------------------------------  -------------  ---------------------------
AST BALANCED ASSET ALLOCATION PORTFOLIO (formerly known as AST Conservative         ASSET           Prudential Investments
Asset Allocation Portfolio): seeks to obtain total return consistent with its     ALLOCATION          LLC; Quantitative
specified level of risk.. The portfolio primarily invests its assets in a                         Management Associates LLC
diversified portfolio of other mutual funds, the underlying portfolios, of the
Advanced Series Trust and certain affiliated money market funds. Under normal market conditions, the portfolio will devote approximately 60% of its net assets to underlying portfolios investing primarily in equity securities (with a range of 52.5% to 67.5%, and 40% of its net assets to underlying portfolios investing primarily in debt securities and money market instruments (with a range of 32.5%
to 47.5%). The portfolio is not limited to investing exclusively in shares of the underlying portfolios and may invest in securities and futures contracts, swap agreements and other financial and derivative instruments. This portfolio may have exposure to non-investment grade bonds, which are commonly known as
"junk bonds".

AST BOND PORTFOLIOS 2017, 2018, 2019, 2020, AND 2021 : each AST Bond Portfolio       FIXED          Prudential Investment
seeks the highest potential total return consistent with its specified level of     INCOME             Management, Inc.
risk tolerance to meet the parameters established to support the GRO benefits and maintain liquidity to support changes in market conditions for the fixed maturity year indicated in its name. Please note that you may not make Purchase
Payments to, or transfer Account Value to or from, each portfolio, and that each portfolio is available only with certain living benefits.

AST CAPITAL GROWTH ASSET ALLOCATION PORTFOLIO: seeks to obtain total return          ASSET       Prudential Investments LLC;
consistent with its specified level of risk.. The portfolio primarily invests     ALLOCATION       Quantitative Management
its assets in a diversified portfolio of other mutual funds, the underlying                             Associates LLC
portfolios, of the Advanced Series Trust and certain affiliated money market funds. Under normal market conditions, the portfolio will devote approximately
75% of its net assets to underlying portfolios investing primarily in equity securities (with a range of 67.5% to 80%), and 25% of its net assets to underlying portfolios investing primarily in debt securities and money market instruments (with a range of 20.0% to 32.5%). The portfolio is not limited to investing exclusively in shares of the underlying portfolios and may invest in securities and futures contracts, swap agreements and other financial and derivative instruments.

AST CLS GROWTH ASSET ALLOCATION PORTFOLIO: seeks the highest potential total         ASSET            CLS Investments LLC
return consistent with its specified level of risk tolerance. Under normal        ALLOCATION
circumstances, at least 90% of the portfolio's assets will be invested in other portfolios of Advanced Series Trust (the underlying portfolios) while no more than 10% of the portfolio's assets may be invested in exchange traded funds
(ETFs). Under normal market conditions, the portfolio will devote from 60% to
80% of its net assets to underlying portfolios and ETFs investing primarily in equity securities, and from 20% to 40% of its net assets to underlying portfolios and ETFs investing primarily in debt securities and money market instruments. This portfolio may have exposure to non-investment grade bonds, which are commonly known as "junk bonds".

AST CLS MODERATE ASSET ALLOCATION PORTFOLIO: seeks the highest potential total       ASSET            CLS Investments LLC
return consistent with its specified level of risk tolerance. Under normal        ALLOCATION
circumstances, at least 90% of the portfolio's assets will be invested in other portfolios of Advanced Series Trust (the underlying portfolios) while no more than 10% of the portfolio's assets may be invested in exchange traded funds
(ETFs). Under normal market conditions, the portfolio will devote from 40% to
60% of its net assets to underlying portfolios and ETFs investing primarily in equity securities, and from 40% to 60% of its net assets to underlying portfolios and ETFs investing primarily in debt securities and money market instruments. This portfolio may have exposure to non-investment grade bonds, which are commonly known as "junk bonds".
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
                                                                                      STYLE/          PORTFOLIO ADVISOR/
PORTFOLIO NAME/INVESTMENT OBJECTIVES & POLICIES                                        TYPE              SUB-ADVISOR
--------------------------------------------------------------------------------  -------------  ---------------------------
AST COHEN & STEERS REALTY PORTFOLIO: seeks to maximize total return through        SPECIALTY       Cohen & Steers Capital
investment in real estate securities. The Portfolio pursues its investment                             Management, Inc.
objective by investing, under normal circumstances, at least 80% of its net assets in common stocks and other equity securities issued by real estate companies, such as real estate investment trusts (REITs). Under normal circumstances, the portfolio will invest substantially all of its assets in the equity securities of real estate companies, i.e., a company that derives at least 50% of its revenues from the ownership, construction, financing, management or sale of real estate or that has at least 50% of its assets in real estate. Real estate companies may include real estate investment trusts (REITs).

AST DEAM LARGE-CAP VALUE PORTFOLIO: seeks maximum growth of capital by investing   LARGE CAP         Deutsche Investment
primarily in the value stocks of larger companies. The portfolio pursues its         VALUE        Management Americas, Inc.
objective, under normal market conditions, by primarily investing at least 80%
of the value of its assets in the equity securities of large-sized companies included in the Russell 1000(R) Value Index. The subadviser employs an investment strategy designed to maintain a portfolio of equity securities which approximates the market risk of those stocks included in the Russell 1000(R)
Value Index, but which attempts to outperform the Russell 1000(R) Value Index through active stock selection.

AST FEDERATED AGGRESSIVE GROWTH PORTFOLIO: seeks capital growth. The portfolio     SMALL CAP          Federated Equity
pursues its investment objective by investing primarily in the stocks of small       GROWTH         Management Company of
companies that are traded on national security exchanges, NASDAQ stock exchange                    Pennsylvania/ Federated
and the over-the-counter-market. Small companies will be defined as companies                         Global Investment
with market capitalizations similar to companies in the Russell 2000 Growth and                       Management Corp.;
S&P 600 Small Cap Index.                                                                             Federated MDTA LLC

AST FIDELITY INVESTMENTS(R) PYRAMIS(R) ASSET ALLOCATION PORTFOLIO: (formerly AST     ASSET              Pyramis Global
Niemann Capital Growth Asset Allocation Portfolio): seeks to maximize total       ALLOCATION       Advisors,LLC, a Fidelity
return. In seeking to achieve the Portfolio's investment objective,  the                              Investments company
subadviser will cause the Portfolio's assets to be allocated across six uniquely specialized investment strategies uniquely specialized investment strategies (i.e., the Equity Strategies), one fixed-income strategy (i.e., the
Broad Market Duration Strategy), and one strategy designed to provide liquidity
(i.e., the Liquidity Strategy).

AST FIRST TRUST BALANCED TARGET PORTFOLIO: seeks long-term capital growth           ASSET         First Trust Advisors L.P.
balanced by current income. The portfolio seeks to achieve its objective by       ALLOCATION
investing approximately 65% in common stocks and approximately 35% in fixed income securities. The portfolio allocates the equity portion of the portfolio across five uniquely specialized strategies - The Dow(R) Target Dividend, the
Value Line(R) Target 25, the Global Dividend Target 15, the NYSE(R)
InternationaL Target 25, and the Target Small Cap. Each strategy employs a quantitative approach by screening common stocks for certain attributes and/or using a multi-factor scoring system to select the common stocks. The fixed income allocation is determined by the DOW Jones Income strategy which utilizes certain screens to select bonds from the DOW Jones Corporate Bond Index or like-bonds not in the index. This portfolio may have exposure to non-investment grade bonds, which are commonly known as "junk bonds".
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
                                                                                      STYLE/          PORTFOLIO ADVISOR/
PORTFOLIO NAME/INVESTMENT OBJECTIVES & POLICIES                                        TYPE              SUB-ADVISOR
--------------------------------------------------------------------------------  -------------  ---------------------------
AST FIRST TRUST CAPITAL APPRECIATION TARGET PORTFOLIO: seeks long-term capital      ASSET         First Trust Advisors L.P.
growth. The portfolio seeks to achieve its objective by investing approximately   ALLOCATION
80%. In common stocks and approximately 20% in fixed income securities. The portfolio allocates the equity portion of the portfolio across five. uniquely specialized strategies - the Value Line(R) Target 25, the Global Dividend Target
15, the Target Small Cap, the Nasdaq(R) Target 15, and the NYSE(R) International
Target 25. Each strategy employs a quantitative approach by screening common stocks for certain attributes and/or using a multi-factor scoring system to select the common stocks. The fixed income allocation is determined by the DOW
Jones Income strategy which utilizes certain screen to select bonds from the DOW
Jones Corporate Bond Index or like-bonds not in the index. This portfolio may have exposure to non-investment grade bonds, which are commonly known as "junk bonds".

AST GLOBAL REAL ESTATE PORTFOLIO: seeks capital appreciation and income. The       SPECIALTY        Prudential Real Estate
portfolio will normally invest at least 80% of its liquid assets (net assets                               Investors
plus any borrowing made for investment purposes) in equity-related securities of real estate companies. The portfolio will invest in equity-related securities of real estate companies. The portfolio may invest up to 15% of its net assets in ownership interests in commercial real estate through investments in private real estate.

AST GOLDMAN SACHS CONCENTRATED GROWTH PORTFOLIO: seeks long-term growth of         LARGE CAP         Goldman Sachs Asset
capital. The portfolio will pursue its objective by investing primarily in           GROWTH            Management, L.P.
equity securities of companies that the subadviser believes have the potential to achieve capital appreciation over the long-term. The portfolio seeks to achieve its investment objective by investing, under normal circumstances, in approximately 30 -- 45 companies that are considered by the subadviser to be positioned for long-term growth.

AST GOLDMAN SACHS MID-CAP GROWTH PORTFOLIO: seeks long-term capital growth. The     MID CAP          Goldman Sachs Asset
portfolio pursues its investment objective, by investing primarily in equity        GROWTH             Management, L.P.
securities selected for their growth potential, and normally invests at least
80% of the value of its assets in medium-sized companies. Medium-sized companies are those whose market capitalizations (measured at the time of investment) fall within the range of companies in the Russell Mid-cap Growth Index. The subadviser seeks to identify individual companies with earnings growth potential that may not be recognized by the market at large.

AST GOLDMAN SACHS SMALL-CAP VALUE PORTFOLIO: seeks long-term capital               SMALL CAP           Goldman Sachs Asset
appreciation. The portfolio will seek its objective through investments              VALUE              Management, L.P.
primarily in equity securities that are believed to be undervalued in the marketplace. The portfolio will invest, under normal circumstances, at least 80%
of the value of its assets plus any borrowings for investment purposes in small capitalization companies. The 80% investment requirement applies at the time the
Portfolio invests its assets. The portfolio generally defines small capitalization companies as companies with market capitalizations that are within the range of the Russell 2000 Value Index at the time of purchase.

AST HIGH YIELD PORTFOLIO: seeks maximum total return, consistent with                FIXED             Pacific Investment
preservation of capital and prudent investment management. The portfolio will       INCOME          Management Company LLC
invest, under normal circumstances, at least 80% of its net assets plus any                              (PIMCO)
borrowings for investment purposes (measured at time of purchase) in non-investment grade high yield, fixed-income investments which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements. Non-investment grade investments are financial instruments rated Ba or lower by a Moody's Investors Services, Inc. or equivalently rated by
Standard Poor's Corporation, or Fitch, or, if unrated, determined by the subadviser to be of comparable quality. This portfolio may have exposure to non-investment grade bonds, which are commonly known as "junk bonds".


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
                                                                                      STYLE/          PORTFOLIO ADVISOR/
PORTFOLIO NAME/INVESTMENT OBJECTIVES & POLICIES                                        TYPE              SUB-ADVISOR
--------------------------------------------------------------------------------  -------------  ---------------------------
AST HORIZON GROWTH ASSET ALLOCATION PORTFOLIO: seeks the highest potential total    ASSET          Horizon Investments, LLC
return consistent with its specified level of risk tolerance. Under normal        ALLOCATION
circumstances, at least 90% of the portfolio's assets will be invested in other portfolios of Advanced Series Trust (the underlying portfolios) while no more than 10% of the portfolio's assets may be invested in exchange traded funds
(ETFs). Under normal market conditions, the portfolio will devote from 60% to
80% of its net assets to underlying portfolios and ETFs investing primarily in equity securities, and from 20% to 40% of its net assets to underlying portfolios and ETFs investing primarily in debt securities and money market instruments. This portfolio may have exposure to non-investment grade bonds, which are commonly known as "junk bonds".

AST HORIZON MODERATE ASSET ALLOCATION PORTFOLIO: seeks the highest potential        ASSET          Horizon Investments, LLC
total return consistent with its specified level of risk tolerance. Under normal  ALLOCATION circumstances, at least 90% of the portfolio's assets will be invested in other portfolios of Advanced Series Trust (the underlying portfolios) while no more than 10% of the portfolio's assets may be invested in exchange traded funds
(ETFs). Under normal market conditions, the portfolio will devote from 40% to
60% of its net assets to underlying portfolios and ETFs investing primarily in equity securities, and from 40% to 60% of its net assets to underlying portfolios and ETFs investing primarily in debt securities and money market instruments. This portfolio may have exposure to non-investment grade bonds, which are commonly known as "junk bonds".

AST INTERNATIONAL GROWTH PORTFOLIO: seeks long-term capital growth. Under normal  INTERNATIONAL         Marsico Capital
circumstances, the portfolio invests at least 80% of the value of its assets in       EQUITY       Management, LLC; William
securities of issuers that are economically tied to countries other than the                         Blair & Company, LLC
United States. Although the portfolio intends to invest at least 80% of its assets in the securities of issuers located outside the United States, it may at times invest in U.S. issuers and it may invest all of its assets in fewer than five countries or even a single country. The portfolio looks primarily for stocks of companies whose earnings are growing at a faster rate than other companies or which offer attractive growth.

AST INTERNATIONAL VALUE PORTFOLIO: seeks long-term capital appreciation. The      INTERNATIONAL     LSV Asset Management;
portfolio normally invests at least 80% of the portfolio's assets in equity           EQUITY        Thornburg Investment
securities. The portfolio will invest at least 65% of its net assets in the                            Management, Inc.
equity securities of companies in at least three different countries, without limit as to the amount of assets that may be invested in a single country.

AST INVESTMENT GRADE BOND PORTFOLIO: seeks the highest potential total return        FIXED          Prudential Investment
consistent with its specified level of risk tolerance to meet the parameters        INCOME            Management, Inc.
established to support the Highest Daily Lifetime 6 Plus benefits and maintain liquidity to support changes in market conditions for a fixed duration (weighted average maturity) of about 6 years. Please note that you may not make Purchase
Payments to, or transfer Account Value to or from, this portfolio, and that this portfolio is available only with certain living benefits.

AST JPMORGAN INTERNATIONAL EQUITY PORTFOLIO: seeks long-term capital growth by    INTERNATIONAL     J.P. Morgan Investment
investing in a diversified portfolio of international equity securities. The          EQUITY           Management, Inc.
portfolio seeks to meet its objective by investing, under normal market conditions, at least 80% of its assets in a diversified portfolio of equity securities of companies located or operating in developed non-U.S. countries and emerging markets of the world. The equity securities will ordinarily be traded on a recognized foreign securities exchange or traded in a foreign over-the-counter market in the country where the issuer is principally based, but may also be traded in other countries including the United States.
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
                                                                                      STYLE/          PORTFOLIO ADVISOR/
PORTFOLIO NAME/INVESTMENT OBJECTIVES & POLICIES                                        TYPE              SUB-ADVISOR
--------------------------------------------------------------------------------  -------------  ---------------------------
AST J.P. MORGAN STRATEGIC OPPORTUNITIES PORTFOLIO: (formerly AST UBS Dynamic        ASSET           J.P. Morgan Investment
Alpha Portfolio): seeks to maximize total return compared to its benchmark        ALLOCATION            Management Inc.
through security selection and tactical asset allocation. The Portfolio will utilize a variety of diversifying asset classes and investment styles, including a significant allocation to alternative investment strategies such as market neutral, 130/30, and absolute return. The Portfolio may invest in a wide range of asset classes, including U.S. and non-U.S.
equities, emerging markets equities, real estate investment trusts (REITs)
domiciled in and outside of the United States, U.S. and non-U.S. fixed income, high yield bonds, convertible bonds, and emerging markets bonds.
The allocation to these assets classes will vary depending on the subadviser's tactical views. Market neutral strategies seek to produce a positive return regardless of the direction of the equity markets. 130/30 strategies follow a particular index, for example the S&P 500, but allow the subadviser to sell short securities that are deemed likely to decline in value. Absolute return strategies seek to generate a return in excess of prevailing yields on U.S.
Treasuries or the London Interbank Offered Rate (LIBOR). This portfolio may have exposure to non-investment grade bonds, which are commonly known as "junk bonds".

AST JENNISON LARGE-CAP GROWTH PORTFOLIO: seeks long-term growth of capital.        LARGE CAP       Jennison Associates LLC
Under normal market conditions, the Portfolio will invest at least 80% of its        GROWTH
investable assets in the equity and equity-related securities of large-capitalization companies measured, at the time of purchase, to be within the market capitalization of the Russell 1000(R) Index. In deciding which equity securities to buy, the Subadvisor will use a growth investment style and will invest in stocks it believes could experience superior sales or earnings growth, or high returns on equity and assets. The companies in which the Subadvisor will invest generally tend to have a unique market niche, a strong new product profile or superior management.

AST JENNISON LARGE-CAP VALUE PORTFOLIO: seeks capital appreciation. Under normal   LARGE CAP         Jennison Associates
market conditions, the Portfolio will invest at least 80% of its investable          VALUE                   LLC
assets in the equity and equity-related securities of large-capitalization companies measured, at the time of purchase, to be within the market capitalization of the Russell 1000(R) Index. In deciding which equity securities to buy, the Subadvisor will use a value investment style and will invest in common stocks that it believes are being valued at a discount to their true worth, as defined by the value of their earnings, free cash flow, the value of their assets, their private market value, or some combination of these factors.
The Subadvisor will look for catalysts that will help unlock a common stock's inherent value.

AST LARGE-CAP VALUE PORTFOLIO: seeks current income and long-term growth of        LARGE CAP        Eaton Vance Management;
income, as well as capital appreciation. The portfolio invests, under normal         VALUE        Hotchkis and Wiley Capital
circumstances, at least 80% of its net assets in common stocks of large                                 Management LLC
capitalization companies. Large capitalization companies are those companies with market capitalizations within the market capitalization range of the
Russell 1000 Value Index.
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
                                                                                      STYLE/          PORTFOLIO ADVISOR/
PORTFOLIO NAME/INVESTMENT OBJECTIVES & POLICIES                                        TYPE              SUB-ADVISOR
--------------------------------------------------------------------------------  -------------  ---------------------------
AST LORD ABBETT BOND-DEBENTURE PORTFOLIO: seeks high current income and the          FIXED          Lord, Abbett & Co. LLC
opportunity for capital appreciation to produce a high total return. The            INCOME
portfolio invests, under normal circumstances, at least 80% of the value of its assets in fixed income securities. The portfolio allocates its assets principally among fixed income securities in four market sectors: U.S.
investment grade securities, U.S. high yield securities, foreign securities
(including emerging market securities) and convertible securities. Under normal circumstances, the portfolio invests in each of the four sectors described above. However, the portfolio may invest substantially all of its assets in any one sector at any time, subject to the limitation that at least 20% of the portfolio's net assets must be invested in any combination of investment grade debt securities, U.S. Government securities and cash equivalents. The portfolio may find good value in high yield securities, sometimes called "lower-rated bonds" or "junk bonds," and frequently may have more than half of its assets invested in those securities. The portfolio may also make significant investments in mortgage-backed securities. Although the portfolio expects to maintain a weighted average maturity in the range of five to twelve years, there are no maturity restrictions on the overall portfolio or on individual securities. The portfolio may invest up to 20% of its net assets in equity securities. The portfolio may invest up to 20% of its net assets in foreign securities.

AST MARSICO CAPITAL GROWTH PORTFOLIO: seeks capital growth. Income realization     LARGE CAP           Marsico Capital
is not an investment objective and any income realized on the portfolio's            GROWTH            Management, LLC
investments, therefore, will be incidental to the portfolio's objective. The portfolio will pursue its objective by investing primarily in common stocks of large companies that are selected for their growth potential. Large capitalization companies are companies with market capitalizations within the market capitalization range of the Russell 1000 Growth Index. In selecting investments for the portfolio, the subadviser uses an approach that combines
"top down" macroeconomic analysis with "bottom up" stock selection. The "top down" approach identifies sectors, industries and companies that may benefit from the trends the subadviser has observed. The subadviser then looks for individual companies with earnings growth potential that may not be recognized by the market at large, utilizing a "bottom up" stock selection process. The portfolio will normally hold a core position of between 35 and 50 common stocks.
The portfolio may hold a limited number of additional common stocks at times when the portfolio manager is accumulating new positions, phasing out existing or responding to exceptional market conditions.

AST MFS GLOBAL EQUITY PORTFOLIO: seeks capital growth. Under normal               INTERNATIONAL    Massachusetts Financial
circumstances the portfolio invests at least 80% of its assets in equity             EQUITY         Services Company
securities. The portfolio may invest in the securities of U.S. and foreign issuers (including issuers in emerging market countries). While the portfolio may invest its assets in companies of any size, the portfolio generally focuses on companies with relatively large market capitalizations relative to the markets in which they are traded.

AST MFS GROWTH PORTFOLIO: seeks long-term capital growth and future, rather than   LARGE CAP         Massachusetts Financial
current income. Under normal market conditions, the portfolio invests at least       GROWTH             Services Company
80% of its net assets in common stocks and related securities, such as preferred stocks, convertible securities and depositary receipts. The subadviser uses a
"bottom up" as opposed to a "top down" investment style in managing the portfolio.
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
                                                                                      STYLE/          PORTFOLIO ADVISOR/
PORTFOLIO NAME/INVESTMENT OBJECTIVES & POLICIES                                        TYPE              SUB-ADVISOR
--------------------------------------------------------------------------------  -------------  ---------------------------
AST MID CAP VALUE PORTFOLIO: seeks to provide capital growth by investing           MID CAP          EARNEST Partners LLC;
primarily in mid-capitalization stocks that appear to be undervalued. The            VALUE         WEDGE Capital Management,
portfolio generally invests, under normal circumstances, at least 80% of the                                  LLP
value of its net assets in mid-capitalization companies. Mid-capitalization companies are generally those that have market capitalizations, at the time of purchase, within the market capitalization range of companies included in the
Russell Midcap Value Index during the previous 12-months based on month-end data.

AST MONEY MARKET PORTFOLIO: seeks high current income while maintaining high         FIXED           Prudential Investment
levels of liquidity. The portfolio invests in high-quality, short-term, U.S.        INCOME              Management, Inc.
dollar denominated corporate, bank and government obligations. The portfolio will invest in securities which have effective maturities of not more than 397 days.

AST NEUBERGER BERMAN/LSV MID-CAP VALUE PORTFOLIO (formerly known as AST             MID CAP          LSV Asset Management;
Neuberger Berman Mid-Cap Value Portfolio): seeks capital growth. Under normal        VALUE             Neuberger Berman
market conditions, the portfolio invests at least 80% of its net assets in the                          Management LLC
common stocks of medium capitalization companies. For purposes of the portfolio, companies with market capitalizations that fall within the range of the Russell
Midcap(R) Index at the time of investment are considered medium capitalization companies. Some of the portfolio's assets may be invested in the securities of large-cap companies as well as in small-cap companies. Under the portfolio's value-oriented investment approach, the subadviser looks for well-managed companies whose stock prices are undervalued and that may rise in price before other investors realize their worth.

AST NEUBERGER BERMAN MID-CAP GROWTH PORTFOLIO: seeks capital growth. Under          MID CAP            Neuberger Berman
normal market conditions, the Portfolio invests at least 80% of its net assets      GROWTH              Management LLC
in the common stocks of mid-capitalization companies. Mid-capitalization companies are those companies whose market capitalization is within the range of market capitalizations of companies in the Russell Midcap(R) Growth Index. Using fundamental research and quantitative analysis, the subadviser looks for fast-growing companies that are in new or rapidly evolving industries. The portfolio may invest in foreign securities (including emerging markets securities).

AST NEUBERGER BERMAN SMALL-CAP GROWTH PORTFOLIO: seeks maximum growth of           SMALL CAP           Neuberger Berman
investors' capital from a portfolio of growth stocks of smaller companies. The       GROWTH             Management LLC
portfolio pursues its objective, under normal circumstances, by primarily investing at least 80% of its total assets in the equity securities of small-sized companies included in the Russell 2000 Growth(R) Index.

AST PARAMETRIC EMERGING MARKETS EQUITY PORTFOLIO: seeks long-term capital         INTERNATIONAL       Parametric Portfolio
appreciation. The portfolio normally invests at least 80% of its net assets in       EQUITY              Associates LLC
equity securities traded on the equity markets of emerging market countries, which are those considered to be developing. Emerging markets countries include countries in Asia, Latin America, the Middle East, Southern Europe, Eastern
Europe, Africa and the region formerly comprising the Soviet Union. A company will be considered to be located in an emerging market country if it is domiciled in or derives more that 50% of its revenues or profits from emerging market countries. The portfolio seeks to employ a top-down, disciplined and structured investment process that emphasizes broad exposure and diversification among emerging market countries, economic sectors and issuers.
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
                                                                                      STYLE/          PORTFOLIO ADVISOR/
PORTFOLIO NAME/INVESTMENT OBJECTIVES & POLICIES                                        TYPE              SUB-ADVISOR
--------------------------------------------------------------------------------  -------------  ---------------------------
AST PIMCO LIMITED MATURITY BOND PORTFOLIO: seeks to maximize total return            FIXED             Pacific Investment
consistent with preservation of capital and prudent investment management. The      INCOME           Management Company LLC
portfolio will invest, under normal circumstances, at least 80% of the value of                             (PIMCO)
its net assets in fixed-income investment instruments of varying maturities which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements. This portfolio may have exposure to non-investment grade bonds, which are commonly known as "junk bonds".

AST PIMCO TOTAL RETURN BOND PORTFOLIO: seeks to maximize total return consistent     FIXED             Pacific Investment
with preservation of capital and prudent investment management. The portfolio       INCOME          Management Company LLC
will invest, under normal circumstances, at least 80% of the value of its net                               (PIMCO)
assets in fixed income investments, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements. This portfolio may have exposure to non-investment grade bonds, which are commonly known as "junk bonds".

AST PRESERVATION ASSET ALLOCATION PORTFOLIO: seeks to obtain total return           ASSET           Prudential Investments
consistent with its specified level of risk. The portfolio primarily invests its  ALLOCATION           LLC; Quantitative
assets in a diversified portfolio of other mutual funds, the underlying                            Management Associates LLC
portfolios, of the Advanced Series Trust and certain affiliated money market funds. Under normal market conditions, the portfolio will devote approximately
35% of its net assets to underlying portfolios investing primarily in equity securities (with a range of 27.5% to 42.5%), and 65% of its net assets to underlying portfolios investing primarily in debt securities and money market instruments (with a range of 57.5% to 72.5%. The portfolio is not limited to investing exclusively in shares of the underlying portfolios and may invest in securities and futures contracts, swap agreements and other financial and derivative instruments. This portfolio may have exposure to non-investment grade bonds, which are commonly known as "junk bonds".

AST QMA US EQUITY PORTFOLIO: seeks long term capital appreciation. The portfolio   LARGE CAP        Quantitative Management
utilizes a long/short investment strategy and will normally invest at least 80%      BLEND               Associates LLC
of its net assets plus borrowings in equity and equity related securities of US issuers. The benchmark index is the Russell 1000(R) which is comprised of stocks representing more than 90% of the market cap of the US market and includes the largest 1000 securities in the Russell 3000(R) index.

AST SCHRODERS MULTI-ASSET WORLD STRATEGIES (formerly known as AST American          ASSET              Schroder Investment
Century Strategic Allocation Portfolio): seeks long-term capital appreciation     ALLOCATION        Management North America
through a global flexible asset allocation approach. This asset allocation                                    Inc.
approach entails investing in traditional asset classes, such as equity and fixed-income investments, and alternative asset classes, such as investments in real estate, commodities, currencies, private equity, and absolute return strategies. The sub-advisor seeks to emphasize the management of risk and volatility. Exposure to different asset classes and investment strategies will vary over time based upon the sub advisor's assessments of changing market, economic, financial and political factors and events. This portfolio may have exposure to non-investment grade bonds, which are commonly known as "junk bonds".

AST SMALL-CAP GROWTH PORTFOLIO: seeks long-term capital growth. The portfolio      SMALL CAP          Eagle Asset Management,
pursues its objective by investing, under normal circumstances, at least 80% of      GROWTH                    Inc.
the value of its assets in small-capitalization companies. Small-capitalization companies are those companies with a market capitalization, at the time of purchase, no larger than the largest capitalized company included in the Russell
2000(R) Index at the time of the Portfolio's investment.
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
                                                                                      STYLE/          PORTFOLIO ADVISOR/
PORTFOLIO NAME/INVESTMENT OBJECTIVES & POLICIES                                        TYPE              SUB-ADVISOR
--------------------------------------------------------------------------------  -------------  ---------------------------
AST SMALL-CAP VALUE PORTFOLIO: seeks to provide long-term capital growth by        SMALL CAP       ClearBridge Advisors, LLC;
investing primarily in small-capitalization stocks that appear to be                 VALUE           J.P. Morgan Investment
undervalued. The portfolio invests, under normal circumstances, at least 80% of                      Management, Inc.; Lee
the value of its net assets in small capitalization stocks. Small capitalization                    Munder Investments, Ltd
stocks are the stocks of companies with market capitalization that are within the market capitalization range of the Russell 2000(R) Value Index.

AST T. ROWE PRICE ASSET ALLOCATION PORTFOLIO: seeks a high level of total return    ASSET           T. Rowe Price Associates,
by investing primarily in a diversified portfolio of equity and fixed income      ALLOCATION                  Inc.
securities. The portfolio normally invests approximately 60% of its total assets in equity securities and 40% in fixed income securities. This mix may vary depending on the subadviser's outlook for the markets. The subadviser concentrates common stock investments in larger, more established companies, but the Portfolio may include small and medium-sized companies with good growth prospects. The fixed income portion of the portfolio will be allocated among investment grade securities, high yield or "junk" bonds, emerging market securities, foreign high quality debt securities and cash reserves. This portfolio may have exposure to non-investment grade bonds, which are commonly known as "junk bonds".

AST T. ROWE PRICE GLOBAL BOND PORTFOLIO: seeks to provide high current income        FIXED               T. Rowe Price
and capital growth by investing in high-quality foreign and U.S.                    INCOME            International, Inc.
dollar-denominated bonds. The portfolio will invest at least 80% of its total assets in fixed income securities. The portfolio invests in all types of bonds, including those issued or guaranteed by U.S. or foreign governments or their agencies and by foreign authorities, provinces and municipalities as well as investment grade corporate bonds, mortgage and asset-backed securities, and high-yield bonds of U.S. and foreign issuers. The portfolio generally invests in countries where the combination of fixed-income returns and currency exchange rates appears attractive, or, if the currency trend is unfavorable, where the subadviser believes that the currency risk can be minimized through hedging. The portfolio may also invest up to 20% of its assets in the aggregate in below investment-grade, high-risk bonds ("junk bonds") and emerging market bonds. In addition, the portfolio may invest up to 30% of its assets in mortgage-related
(including mortgage dollar rolls and derivatives, such as collateralized mortgage obligations and stripped mortgage securities) and asset-backed securities. The portfolio may invest in futures, swaps and other derivatives in keeping with its objective.

AST T. ROWE PRICE LARGE-CAP GROWTH PORTFOLIO: seeks long-term growth of capital    LARGE CAP       T. Rowe Price Associates,
by investing predominantly in the equity securities of a limited number of          GROWTH                    Inc.
large, carefully selected, high-quality U.S. companies that are judged likely to achieve superior earnings growth. The portfolio takes a growth approach to investment selection and normally invests at least 80% of its net assets in the common stocks of large companies. Large companies are defined as those whose market cap is larger than the median market cap of companies in the Russell 1000
Growth Index as of the time of purchase.

                                                                                      STYLE/          PORTFOLIO ADVISOR/
PORTFOLIO NAME/INVESTMENT OBJECTIVES & POLICIES                                        TYPE              SUB-ADVISOR
--------------------------------------------------------------------------------  -------------  ---------------------------
AST T. ROWE PRICE NATURAL RESOURCES PORTFOLIO: seeks long-term capital growth      SPECIALTY         T. Rowe Price Associates,
primarily through invest in the common stocks of companies that own or develop                              Inc.
natural resources (such as energy products, precious metals and forest products)
and other basic commodities. The portfolio invests, under normal circumstances, at least 80% of the value of its assets in natural resource companies. The portfolio may also invest in non-resource companies with the potential for growth. The portfolio looks for companies that have the ability to expand production, to maintain superior exploration programs and production facilities, and the potential to accumulate new resources. Although at least 50% of portfolio assets will be invested in U.S. securities, up to 50% of total assets also may be invested in foreign securities.

AST WESTERN ASSET CORE PLUS BOND PORTFOLIO: seeks to maximize total return,          FIXED        Western Asset Management
consistent with prudent investment management and liquidity needs, by investing     INCOME                Company
to obtain its average specified duration. The portfolio's current target average duration is generally 2.5 to 7 years. The portfolio pursues this objective by investing in all major fixed income sectors with a bias towards non-Treasuries.
This portfolio may have exposure to non-investment grade bonds, which are commonly known as "junk bonds".

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST

FRANKLIN TEMPLETON VIP FOUNDING FUNDS ALLOCATION FUND: Seeks capital               MODERATE         Franklin Templeton
appreciation, with income as a secondary goal. The Fund normally invests equal    ALLOCATION           Services, LLC
portions in Class 1 shares of Franklin Income Securities Fund; Mutual Shares
Securities Fund; and Templeton Growth Securities Fund.


LIMITATIONS WITH OPTIONAL BENEFITS


As a condition to your participating in certain optional benefits, we limit the Investment Options to which you may allocate your Account Value. Broadly speaking, we offer two groups of "Permitted Sub-accounts". Under the first group (Group I), your allowable Investment Options are more limited, but you are not subject to mandatory quarterly re-balancing. We call the second group (Group II) our "Custom Portfolios Program." The Custom Portfolios Program offers a larger menu of portfolios, but you are subject to certain other restrictions.
Specifically:


     . you must allocate at least 20% of your Account Value to certain fixed income portfolios (currently, the AST PIMCO Total Return Bond Portfolio and the AST Western Asset Core Plus Bond Portfolio); and

     . you may allocate up to 80% in the portfolios listed in the table below; and

     . on each benefit quarter (or the next Valuation Day, if the quarter-end is not a Valuation Day), we will automatically re-balance your Sub-accounts used with this Program, so that the percentages devoted to each portfolio remain the same as those in effect on the immediately preceding quarter-end. Note that on the first quarter-end following your participation in the Custom Portfolios Program, we will re-balance your Sub-accounts so that the percentages devoted to each portfolio remain the same as those in effect when you began the Custom Portfolios Program; and


     . between quarter-ends, you may re-allocate your Account Value among the Investment Options permitted within this category. If you reallocate, the next quarterly rebalancing will restore the percentages to those of your most recent reallocation.

While those who do not participate in any optional benefit generally may invest in any of the Investment Options described in the prospectus, only those who participate in the optional benefits listed in Group II below may participate in the Custom Portfolios Program. If you participate in the Custom Portfolios Program, you may not participate in other Automatic Rebalancing Programs. WE MAY MODIFY OR TERMINATE THE CUSTOM PORTFOLIOS PROGRAM AT ANY TIME. ANY SUCH MODIFICATION OR TERMINATION WILL (I) BE IMPLEMENTED ONLY AFTER WE HAVE NOTIFIED YOU IN ADVANCE, (II) NOT AFFECT THE GUARANTEES YOU HAD ACCRUED UNDER THE OPTIONAL BENEFIT OR YOUR ABILITY TO CONTINUE TO PARTICIPATE IN THOSE OPTIONAL BENEFITS, AND (III) NOT REQUIRE YOU TO TRANSFER ACCOUNT VALUE OUT OF ANY PORTFOLIO IN WHICH YOU PARTICIPATED IMMEDIATELY PRIOR TO THE MODIFICATION OR TERMINATION. If you are not participating in the Custom Portfolios Program at the time of any modification or termination, or if you voluntarily transfer your Account Value out of the Custom Portfolios Program after any modification or termination, we may restrict your further eligibility to participate in the Custom Portfolio Program.

In the following tables, we set forth the optional benefits that you may have if you also participate in the Group I or Group II programs.


Group I: Allowable Benefit Allocations


Highest Daily Lifetime 6 Plus             AST Academic Strategies Asset Allocation
Spousal Highest Daily Lifetime 6 Plus     AST Advanced Strategies
GRO Plus II                               AST Balanced Asset Allocation
Highest Daily GRO II                      AST Capital Growth Asset Allocation
Highest Anniversary Value Death Benefit   AST CLS Growth Asset Allocation
                                          AST CLS Moderate Asset Allocation
                                          AST Fidelity Investments(R) Pyramis(R) Asset Allocation Portfolio
                                          AST First Trust Balanced Target
                                          AST Horizon Growth Asset Allocation
                                          AST Horizon Moderate Asset Allocation

                                          AST Schroders Multi-Asset World Strategies Asset Allocation
                                          AST T. Rowe Price Asset Allocation
                                          AST UBS Dynamic Alpha Strategy
                                          Franklin Templeton VIP Founding Funds Allocation Fund

Group II: Custom Portfolios Program

Highest Daily Lifetime 6 Plus             AST Academic Strategies Asset Allocation
Spousal Highest Daily Lifetime 6 Plus     AST Advanced Strategies
GRO Plus II                               AST Alliance Bernstein Core Value
Highest Daily GRO II                      AST Alliance Bernstein Growth & Income
Highest Anniversary Value Death Benefit   AST American Century Income & Growth
                                          AST Balanced Asset Allocation
                                          AST CLS Growth Asset Allocation
                                          AST CLS Moderate Asset Allocation
                                          AST Capital Growth Asset Allocation
                                          AST Cohen & Steers Realty
                                          AST DeAM Large-Cap Value
                                          AST Federated Aggressive Growth

                                          AST Fidelity Investments(R) Pyramis(R) Asset Allocation Portfolio
                                          AST First Trust Balanced Target
                                          AST First Trust Capital Appreciation Target
                                          AST Global Real Estate
                                          AST Goldman Sachs Concentrated Growth
                                          AST Goldman Sachs Mid-Cap Growth
                                          AST Goldman Sachs Small-Cap Value
                                          AST High Yield
                                          AST Horizon Growth Asset Allocation
                                          AST Horizon Moderate Asset Allocation
                                          AST International Growth
                                          AST International Value
                                          AST JP Morgan International Equity
                                          AST J.P. Morgan Strategic Opportunities Portfolio
                                          AST Large-Cap Value
                                          AST Lord Abbett Bond-Debenture
                                          AST Marsico Capital Growth
                                          AST MFS Global Equity
                                          AST MFS Growth
                                          AST Mid-Cap Value
                                          AST Money Market
                                          AST Neuberger Berman Mid-Cap Growth
                                          AST Neuberger Berman/LSV Mid-Cap Value
                                          AST Neuberger Berman Small-Cap Value
                                          AST Parametric Emerging Markets Equity
                                          AST PIMCO Limited Maturity Bond
                                          AST PIMCO Total Return Bond Portfolio
                                          AST Preservation Asset Allocation
                                          AST QMA US Equity Alpha
                                          AST Schroders Multi-Asset World Strategies Asset Allocation
                                          AST Small-Cap Growth
                                          AST Small-Cap Value
                                          AST T. Rowe Price Asset Allocation
                                          AST T. Rowe Price Global Bond
                                          AST T. Rowe Price Large-Cap Growth
                                          AST T. Rowe Price Natural Resources
                                          AST Western Asset Core Plus Bond
                                          Franklin Templeton VIP Funding Funds Allocation Fund

                          FEES, CHARGES, AND DEDUCTIONS

In this section, we provide detail about the charges you incur if you own the Annuity.

The charges under each Annuity are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under each Annuity. They are also designed, in the aggregate, to compensate us for the risks of loss we assume. If, as we expect, the charges that we collect from the Annuities exceed our total costs in connection with the Annuities, we will earn a profit. Otherwise we will incur a loss. For example, Pruco Life of New Jersey may make a profit on the Insurance Charge if, over time, the actual costs of providing the guaranteed insurance obligations and other expenses under an Annuity are less than the amount we deduct for the Insurance Charge. To the extent we make a profit on the Insurance Charge, such profit may be used for any other corporate purpose

The rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In general, a given charge under the Annuity compensates us for our costs and risks related to that charge and may provide for a profit. However, it is possible that with respect to a particular obligation we have under this Annuity, we may be compensated not only by the charge specifically tied to that obligation, but also from one or more other charges we impose.

With regard to charges that are assessed as a percentage of the value of the Sub-accounts, please note that such charges are assessed through a reduction to the Unit value of your investment in each Sub-account, and in that way reduce your Account Value.


CONTINGENT DEFERRED SALES CHARGE ("CDSC"): The CDSC reimburses us for expenses related to sales and distribution of the Annuity, including commissions, marketing materials, other promotional expenses and, in the case of the X series, the cost of providing a Purchase Credit. We may deduct a CDSC if you surrender your Annuity or when you make a partial withdrawal (except that there is no CDSC on the C Series Annuity). The CDSC is calculated as a percentage of your Purchase Payment (not including any Purchase Credit applied on the X series) being surrendered or withdrawn. The CDSC percentage varies with the number of years that have elapsed since each

Purchase Payment being withdrawn was made. If a withdrawal is effective on the day before the anniversary of the date that the Purchase Payment being withdrawn was made, then the CDSC percentage as of the next following year will apply. The CDSC percentages for the X Series, the B Series, and the L Series are shown under "Summary of Contract Fees and Charges."

With respect to a partial withdrawal, we calculate the CDSC by assuming that any available free withdrawal amount is taken out first (see "Free Withdrawal Amounts" later in this prospectus). If the free withdrawal amount is not sufficient, we then assume that withdrawals are taken from Purchase Payments that have not been previously withdrawn, on a first-in, first-out basis, and subsequently from any other Account Value in the Annuity. If you request a withdrawal for an exact dollar amount, that amount can be the amount distributed to you (called a "net withdrawal") or can be the amount deducted from your account value (called a "gross" withdrawal). If you request a gross withdrawal, you may receive less than the specified dollar amount, as any applicable CDSC and tax withholding would be deducted from the amount you requested. If you request a net withdrawal, a larger amount may be deducted from your account value in order for you to receive the specified dollar amount after any applicable CDSC and tax withholding is assessed, which will be based on the total amount deducted from your account value. See "Free Withdrawal Amounts" below for further detail on net and gross withdrawals, as well as how this might affect an optional living benefit you may have.


Upon surrender, we calculate a CDSC based on any Purchase Payments that have not been withdrawn. The Purchase Payments being withdrawn may be greater than your remaining Account Value. This is most likely to occur if you have made prior partial withdrawals or if your Account Value has declined in value due to negative market performance. Thus, for example, the CDSC could be greater than if it were calculated as percentage of remaining Account Value.

We may waive any applicable CDSC under certain circumstances described herein.


TRANSFER FEE: Currently, you may make twenty (20) free transfers between Investment Options each Annuity Year. We may charge $10 for each transfer after the twentieth in each Annuity Year. We do not consider transfers made as part of a Dollar Cost Averaging, Automatic Rebalancing or Custom Portfolio Program when we count the twenty free transfers. All transfers made on the same day will be treated as one (1) transfer. Transfers made through any electronic method or program we specify are not counted toward the twenty free transfers. The transfer fee is deducted pro rata from all Subaccounts in which you maintain Account Value immediately subsequent to the transfer.

ANNUAL MAINTENANCE FEE: Prior to Annuitization, we deduct an Annual Maintenance Fee. The Annual Maintenance Fee is equal to $30.00 or 2% of your Account Value, whichever is less. This fee will be deducted annually on the anniversary of the Issue Date of your Annuity or, if you surrender your Annuity during the Annuity Year, the fee is deducted at the time of surrender unless the surrender is taken within 30 days of most recently assessed Annual Maintenance Fee. The fee is taken out from the Sub-accounts pro rata. The Annual Maintenance Fee is only deducted if the sum of the Purchase Payments at the time the fee is deducted is less than $100,000. We do not impose the Annual Maintenance Fee upon Annuitization (unless Annuitization occurs on an Annuity anniversary), or the payment of a Death Benefit. For Beneficiaries that elect the Beneficiary Continuation Option, the Annual Maintenance Fee is the lesser of $30 or 2% of Account Value and is only assessed if the Account Value is less than $25,000 at the time the fee is assessed.

INSURANCE CHARGE: We deduct an Insurance Charge daily based on the annualized rate shown in the "Summary of Contract Fees and Charges." The charge is assessed against the assets allocated to the Sub-accounts. The Insurance Charge is the combination of the Mortality & Expense Risk Charge and the Administration Charge. The Insurance Charge is intended to compensate Pruco Life of New Jersey for providing the insurance benefits under each Annuity, including each Annuity's basic Death Benefit that provides guaranteed benefits to your Beneficiaries even if your Account Value declines, and the risk that persons we guarantee annuity payments to will live longer than our assumptions. The charge also covers administrative costs associated with providing the Annuity benefits, including preparation of the contract and prospectus, confirmation statements, annual account statements and annual reports, legal and accounting fees as well as various related expenses. Finally, the charge covers the risk that our assumptions about the mortality risks and expenses under each Annuity are incorrect and that we have agreed not to increase these charges over time despite our actual costs. Each Annuity has a different Insurance Charge during the first 9 Annuity Years. However, for the L Series, X Series, and C Series, on the Valuation Day immediately following the 9th Annuity Anniversary, the Insurance Charge drops to 1.30% annually (the B Series Insurance Charge is a constant 1.30%).


OPTIONAL BENEFITS FOR WHICH WE ASSESS A CHARGE: If you elect to purchase optional benefits, we will deduct an additional charge. For some optional benefits, the charge is assessed against your Account Value allocated to the Sub-accounts. These charges are included in the daily calculation of the Unit Price for each Sub-account. For certain other optional benefits, such as Highest Daily Lifetime 6 Plus, the charge is assessed against the greater of the Account Value and the Protected Withdrawal Value and is taken out of the Sub-accounts quarterly. Please refer to the section entitled "Summary of Contract Fees and Charges" for the list of charges for each optional benefit.


SETTLEMENT SERVICE CHARGE: If your Beneficiary takes the death benefit under a Beneficiary Continuation Option, the Insurance Charge no longer applies. However, we then begin to deduct a Settlement Service Charge which is assessed daily against the assets allocated to the Sub-accounts and is equal to an annualized charge of 1.00%.

FEES AND EXPENSES INCURRED BY THE PORTFOLIOS: Each portfolio incurs total annualized operating expenses comprised of an investment management fee, other expenses and any distribution and service (12b-1) fees or short sale expenses that may apply. These fees and expenses are reflected daily by each portfolio before it provides Pruco Life of New Jersey with the net asset value as of the close of business each Valuation Day. More detailed information about fees and expenses can be found in the prospectuses for the portfolios.

ANNUITY PAYMENT OPTION CHARGES

If you select a fixed payment option, the amount of each fixed payment will depend on the Account Value of your Annuity when you elected to annuitize. There is no specific charge deducted from these payments; however, the amount of each annuity payment reflects assumptions about our insurance expenses. Also, a tax charge may apply.

EXCEPTIONS/REDUCTIONS TO FEES AND CHARGES

We may reduce or eliminate certain fees and charges or alter the manner in which the particular fee or charge is deducted. For example, we may reduce the amount of any CDSC or the length of time it applies, reduce or eliminate the amount of the Annual Maintenance Fee or reduce the portion of the total Insurance Charge that is deducted as an Administration Charge. We will not discriminate unfairly between Annuity purchasers if and when we reduce any fees and charges.

                             PURCHASING YOUR ANNUITY

REQUIREMENTS FOR PURCHASING THE ANNUITY

INITIAL PURCHASE PAYMENT: Unless we agree otherwise and subject to our rules, you must make a minimum initial Purchase Payment as follows: $1,000 for the B Series and $10,000 for the X Series, C Series, and L Series. However, if you decide to make payments under a systematic investment or an electronic funds transfer program, we may accept a lower initial Purchase Payment provided that, within the first Annuity Year, your subsequent Purchase Payments plus your initial Purchase Payment total the minimum initial Purchase Payment amount required for the Annuity purchased.

We must approve any initial and additional Purchase Payments where the total amount of Purchase Payments equal $1,000,000 or more with respect to this Annuity and any other annuities you are purchasing from us (or that you already own) and/or our affiliates. Applicable laws designed to counter terrorists and prevent money laundering might, in certain circumstances, require us to block an Annuity Owner's ability to make certain transactions, and thereby refuse to accept Purchase Payments or requests for transfers, partial withdrawals, total withdrawals, death benefits, or income payments until instructions are received from the appropriate regulator. We also may be required to provide additional information about you and your Annuity to government regulators.

Except as noted below, Purchase Payments must be submitted by check drawn on a U.S. bank, in U.S. dollars, and made payable to Pruco Life of New Jersey. Purchase payments may also be submitted via 1035 exchange or direct transfer of funds. Under certain circumstances, Purchase Payments may be transmitted to Pruco Life of New Jersey via wiring funds through your Financial Professional's broker-dealer firm. Additional Purchase Payments may also be applied to your Annuity under an electronic funds transfer, an arrangement where you authorize us to deduct money directly from your bank account. We may reject any payment if it is received in an unacceptable form. Our acceptance of a check is subject to our ability to collect funds.

Once we accept your application, we invest your Purchase Payment in your Annuity according to your instructions. You can allocate Purchase Payments to one or more available Investment Options. Investment restrictions will apply if you elect optional benefits.


AGE RESTRICTIONS: Unless we agree otherwise and subject to our rules, each of the Owner(s) and Annuitant(s) must not be older than a maximum issue age as of the Issue Date of the Annuity as follows: age 80 for the X Series and age 85 for the B Series, L Series, and C Series. No additional Purchase Payments will be permitted after age 85 for any of the Annuities. If you purchase a Beneficiary Annuity, the maximum issue age is 70 based on the Key Life. The availability and level of protection of certain optional benefits may vary based on the age of the oldest Owner (or Annuitant, if entity owned) on the Issue Date of the Annuity or the date of the Owner's death. In addition, the broker-dealer firm through which you are purchasing an Annuity may impose a younger maximum issue age than what is described above - check with the broker-dealer firm for details.

ADDITIONAL PURCHASE PAYMENTS. You may make additional Purchase Payments, provided that the payment is at least $100 (we impose a $50 minimum for EFT purchases). We may amend this Purchase Payment minimum, and/or limit the Investment Options to which you may direct Purchase Payments. You may make additional Purchase Payments, unless the Annuity is held as a Beneficiary Annuity, at any time before the earlier of the Annuity Date and the oldest of the Owner's and Annuitant's 86th birthday. However, Purchase Payments are not permitted after the Account Value is reduced to zero. We may limit or reject any Purchase Payment, but would do so only on a non-discriminatory basis. Depending on the tax status of your Annuity (e.g, if you own the Annuity through an IRA), there may be annual contribution limits dictated by applicable law. Please see the Tax Considerations section for additional information on these contribution limits.

Additional Purchase Payments will be allocated to the Investment Options according to your instructions. If you have not provided any allocation instructions with the additional Purchase Payment, we will allocate the Purchase Payment on a pro rata basis to the Sub-accounts in which your Account Value is then allocated, excluding any Sub-accounts to which you may not electively allocate Account Value.


PURCHASE CREDITS UNDER THE X SERIES

As detailed below, we apply a "Purchase Credit" to your Annuity's Account Value with respect to certain Purchase Payments you make under the X Series Annuity. The Purchase Credit is equal to a percentage of each Purchase Payment. To determine the amount of the Purchase Credit, we multiply the amount of the Purchase Payment by the applicable Purchase Credit percentage.


With respect to Purchase Payments (of any amount) received during Annuity Years 1 through 4, the credit percentage will equal 6%, so long as the oldest Owner (or Annuitant, if entity owned) of the Annuity is younger than 82 at the time the Purchase Payment is made. If the oldest Owner (or Annuitant, if entity owned) is aged 82-85 at the time the Purchase Payment (of any amount) is made, the credit percentage will equal 3% during Annuity Years 1-4. With respect to Purchase Payments received on the fourth anniversary of the Issue Date and thereafter, regardless of the Owner or Annuitant's age, the credit percentage will be 0%.

CREDITS APPLIED TO PURCHASE PAYMENTS FOR A DESIGNATED CLASS OF ANNUITY OWNERS. We may also offer a special class of the Annuity to the following class of purchasers: (a) current or retired officers, directors, trustees, and employees (and their immediate families, where "immediate family" includes the spouse, children, mother and father of the Owner) of Prudential Financial, Inc. and its affiliates and (b) current employees and registered representatives (and their immediate families) of any broker-dealer firm that has a selling agreement with Prudential Annuities Distributors, Inc. Under those Annuities, with respect to Purchase Payments (of any amount) received during years 1 through 4 after the Issue Date, the Purchase Credit percentage will equal 9%, so long as the oldest Owner (or Annuitant, if entity-owned) is younger than 82 at the time the Purchase Payment is made. If the oldest Owner (or Annuitant, if entity-owned) is aged 82-85 at the time the Purchase Payment (of any amount) is made, the Purchase Credit percentage will equal 4.5% during years 1-4 after the Issue Date. With respect to Purchase Payments received after the fourth Annuity Year, regardless of the Owner's/Annuitant's age, the Purchase Credit percentage will be 0%. With regard to the 9% Purchase Credit, if recapture of the Purchase Credit is triggered, we will recapture only an amount equal to 6.5% of the Purchase Payment to which the 9% Purchase Credit related.


Each Purchase Credit is allocated to your Account Value at the time the Purchase Payment is applied to your Account Value. The amount of the Purchase Credit is allocated to the Investment Options in the same ratio as the applicable Purchase Payment is applied.

We do not consider the Purchase Credit as an "investment in the contract" for income tax purposes.

EXAMPLE OF APPLYING THE PURCHASE CREDIT

INITIAL PURCHASE PAYMENT

Assume you are 65 years old, you make an initial Purchase Payment of $450,000, and are not an employee or registered representative (as discussed above). We would apply a 6.0% Purchase Credit to your Purchase Payment and allocate the amount of the Purchase Credit ($27,000 = $450,000 * .06) to your Account Value in the proportion that your Purchase Payment is allocated.


RECAPTURE OF PURCHASE CREDITS. The amount of any Purchase Credit applied to your X Series Account Value can be recaptured by Pruco Life of New Jersey under certain circumstances. Namely:

     . if you Free Look your Annuity, the amount returned to you will not include the amount of any Purchase Credit.

Except as disclosed above regarding the 9% Purchase Credit, the amount we recapture will equal the Purchase Credit, without adjustment up or down for investment performance. Therefore, any gain on the Purchase Credit amount will not be recaptured. But if there was a loss on the Purchase Credit, the amount we recapture will still equal the amount of the Purchase Credit. We have applied for an order of exemption from the SEC that, if granted, will allow us to recapture Purchase Credits under the circumstances indicated above. Upon receiving that order, we will recapture Purchase Credits as indicated above. Until we receive that order, we will recapture Purchase Credits only if the Annuity is returned during the free look period (although we will reduce the amount we recapture in that scenario by any charges and negative investment performance applicable to the Purchase Credit(s)).

DESIGNATION OF OWNER, ANNUITANT, AND BENEFICIARY


OWNER, ANNUITANT AND BENEFICIARY DESIGNATIONS: We will ask you to name the Owner(s), Annuitant and one or more Beneficiaries for your Annuity.


..    Owner: The Owner(s) holds all rights under the Annuity. You may name up to two Owners in which case all ownership rights are held jointly. Generally, joint Owners are required to act jointly; however, if each Owner provides us with an instruction that we find acceptable, we will permit each Owner to act independently on behalf of both Owners. All information and documents that we are required to send you will be sent to the first named Owner. Co-ownership by entity owners or an entity owner and an individual is not permitted. Refer to the Glossary of Terms for a complete description of the term "Owner." Prior to Annuitization, there is no right of survivorship (other than any spousal continuance right that may be available to a surviving spouse).


..    Annuitant: The Annuitant is the person upon whose life we make annuity payments. You must name an Annuitant who is a natural person. We do not accept a designation of joint Annuitants during the Accumulation Period. In limited circumstances and where allowed by law, we may allow you to name one or more "Contingent Annuitants" with our prior approval. Generally, a Contingent Annuitant will become the Annuitant if the Annuitant dies before the Annuity Date. Please refer to the discussion of "Considerations for Contingent Annuitants" in the Tax Considerations section of the prospectus. For Beneficiary Annuities, instead of an Annuitant there is a "Key Life" which is used to determine the annual required distributions.

..    Beneficiary: The Beneficiary is the person(s) or entity you name to receive the Death Benefit. Your Beneficiary designation should be the exact name of your Beneficiary, not only a reference to the Beneficiary's relationship to you. If you use a class designation in lieu of designating individuals
     (e.g. "surviving children"), we will pay the class of Beneficiaries as determined at the time of your death and not the class of Beneficiaries that existed at the time the designation was made. If no Beneficiary is named, the Death Benefit will be paid to you or your estate. For
     Beneficiary Annuities, instead of a Beneficiary, the term "Successor" is used.

Your right to make certain designations may be limited if your Annuity is to be used as an IRA, Beneficiary Annuity or other "qualified" investment that is given beneficial tax treatment under the Code. You should seek competent tax advice on the income, estate and gift tax implications of your designations.

"BENEFICIARY" ANNUITY

You may purchase an Annuity if you are a Beneficiary of an account that was owned by a decedent, subject to the following requirements. You may transfer the proceeds of the decedent's account into one of the Annuities described in this prospectus and receive distributions that are required by the tax laws. This transfer option is not available if the proceeds are being transferred from an annuity issued by us or one of our affiliates and the annuity offers a "Beneficiary Continuation Option".

Upon purchase, the Annuity will be issued in the name of the decedent for your benefit. You must take required distributions at least annually, which we will calculate based on the applicable life expectancy in the year of the decedent's death, using Table 1 in IRS Publication 590. We do not assess a CDSC (if applicable) on distributions from your Annuity if you are required by law to take such distributions from your Annuity at the time it is taken, provided the amount withdrawn is the amount we calculate and is paid out through a program of systematic withdrawals that we make available.


For IRAs and Roth IRAs, distributions must begin by December 31 of the year following the year of the decedent's death. If you are the surviving spouse Beneficiary, distributions may be deferred until the decedent would have attained age 70 1/2, however if you choose to defer distributions, you are responsible for complying with the distribution requirements under the Code, and you must notify us when you would like distributions to begin. For additional information regarding the tax considerations applicable to Beneficiaries of an IRA or Roth IRA, see "Required Distributions Upon Your Death for Qualified Annuity Contracts" in the Tax Considerations section of this prospectus.

For non-qualified Annuities, distributions must begin within one year of the decedent's death. For additional information regarding the tax considerations applicable to Beneficiaries of a non-qualified Annuity see "Required Distributions Upon Your Death for Nonqualified Annuity Contracts" in the Tax Considerations section of this prospectus.


You may take withdrawals in excess of your required distributions, however such withdrawals may be subject to the Contingent Deferred Sales Charge. Any withdrawals you take count toward the required distribution for the year. All applicable charges will be assessed against your Annuity, such as the Insurance Charge and the Annual Maintenance Fee.

The Annuity provides a basic Death Benefit upon death, and you may name "successors" who may either receive the Death Benefit as a lump sum or continue receiving distributions after your death under the Beneficiary Continuation Option.

Please note the following additional limitations for a Beneficiary Annuity:

..    No additional Purchase Payments are permitted. You may only make a one-time initial Purchase Payment transferred to us directly from another annuity or eligible account. You may not make your Purchase Payment as an indirect rollover, or combine multiple assets or death benefits into a single contract as part of this Beneficiary Annuity.

..    You may not elect any optional living or death benefits.

..    You may not annuitize the Annuity; no annuity options are available.

..    You may participate only in the following programs: Auto-Rebalancing,
     Dollar Cost Averaging, or Systematic Withdrawals.

..    You may not assign or change ownership of the Annuity, and you may not change or designate another life upon which distributions are based. A Beneficiary Annuity may not be co-owned.

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..    If the Annuity is funded by means of transfer from another Beneficiary
     Annuity with another company, we require that the sending company or the beneficial Owner provide certain information in order to ensure that applicable required distributions have been made prior to the transfer of the contract proceeds to us. We further require appropriate information to enable us to accurately determine future distributions from the Annuity. Please note we are unable to accept a transfer of another Beneficiary Annuity where taxes are calculated based on an exclusion amount or an exclusion ratio of earnings to original investment. We are also unable to accept a transfer of an annuity that has annuitized.

..    The beneficial Owner of the Annuity can be an individual, grantor trust, or, for an IRA or Roth IRA, a qualified trust. In general, a qualified trust (1) must be valid under state law; (2) must be irrevocable or became irrevocable by its terms upon the death of the IRA or Roth IRA Owner; and
     (3) the Beneficiaries of the trust who are Beneficiaries with respect to the trust's interest in this Annuity must be identifiable from the trust instrument and must be individuals. A qualified trust may be required to provide us with a list of all Beneficiaries to the trust (including contingent and remainder Beneficiaries with a description of the conditions on their entitlement), all of whom must be individuals, as of September 30th of the year following the year of death of the IRA or Roth IRA Owner, or date of Annuity application if later. The trustee may also be required to provide a copy of the trust document upon request. If the beneficial Owner of the Annuity is a grantor trust, distributions must be based on the life expectancy of the grantor. If the beneficial Owner of the Annuity is a qualified trust, distributions must be based on the life expectancy of the oldest Beneficiary under the trust.

..    If this Beneficiary Annuity is transferred to another company as a tax-free exchange with the intention of qualifying as a Beneficiary annuity with the receiving company, we may require certifications from the receiving company that required distributions will be made as required by law.


..    If you are transferring proceeds as Beneficiary of an annuity that is owned by a decedent, we must receive your transfer request at least 45 days prior to your first or next required distribution. If, for any reason, your transfer request impedes our ability to complete your required distribution by the required date, we will be unable to accept your transfer request.

RIGHT TO CANCEL


You may cancel (or "Free Look") your Annuity for a refund by notifying us in Good Order or by returning the Annuity to our Service Office or to the representative who sold it to you within 10 days after you receive it. The Annuity can be mailed or delivered either to us, at our Service Office, or to the representative who sold it to you. Return of this Annuity by mail is effective on being postmarked, properly addressed and postage prepaid. Unless otherwise required by applicable law, the amount of the refund will equal the Account Value as of the Valuation Date we receive the returned Annuity at our Service Office or the cancellation request in Good Order, plus any fees or tax charges deducted from the Purchase Payment upon allocation to the Annuity or imposed under the Annuity. Under the X Series, we will recapture any Purchase Credits upon your exercise of this Free Look right. Please note that if you purchased the Annuity as a replacement for another Annuity, your Free Look period is 60 days.


SCHEDULED PAYMENTS DIRECTLY FROM MY BANK ACCOUNT

You can make additional Purchase Payments to your Annuity by authorizing us to deduct money directly from your bank account and applying it to your Annuity, unless the Annuity is held as a Beneficiary Annuity. Investment restrictions will apply if you elect optional benefits. No additional Purchase Payments are permitted if you have elected the Beneficiary Annuity. We may suspend or cancel electronic funds transfer privileges if sufficient funds are not available from the applicable financial institution on any date that a transaction is scheduled to occur.

SALARY REDUCTION PROGRAMS

These types of programs are only available with certain types of qualified investments. If your employer sponsors such a program, we may agree to accept periodic Purchase Payments through a salary reduction program as long as the allocations are made only to Sub-accounts and the periodic Purchase Payments received in the first year total at least the minimum Purchase Payment set forth above.

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MANAGING YOUR ANNUITY

CHANGE OF OWNER, ANNUITANT AND BENEFICIARY DESIGNATIONS


You may change the Owner, Annuitant and Beneficiary designations by sending us a request in Good Order. However, if the Annuity is held as a Beneficiary Annuity, the Owner may not be changed and you may not designate another Key Life upon which distributions are based. As of the Valuation Day we receive an ownership change, any automated investment or withdrawal programs will be canceled. The new Owner must submit the applicable program enrollment if they wish to participate in such a program. Where allowed by law, such changes will be subject to our acceptance. Some of the changes we will not accept include, but are not limited to:


..    a new Owner subsequent to the death of the Owner or the first of any co-Owners to die, except where a spouse-Beneficiary has become the Owner as a result of an Owner's death;

..    a new Annuitant subsequent to the Annuity Date if the annuity option includes a life contingency;

..    a new Annuitant prior to the Annuity Date if the Owner is an entity;

..    a new Owner such that the new Owner is older than the age for which we would then issue the Annuity as of the effective date of such change, unless the change of Owner is the result of spousal continuation; and

..    a designation change if the change request is received at our Service
     Office after the Annuity Date; or

..    a change of Beneficiary designation if the change request is received at our Service Office after the Annuity Date.


In general, you may change the Owner, Annuitant, and Beneficiary designations as indicated above, and also may assign the Annuity. However, we reserve the right to reject any proposed change of Owner, Annuitant, or Beneficiary, as well as any proposed assignment of the Annuity. We will implement this right on a non-discriminatory basis. There are restrictions on designation changes when you have elected certain optional benefits. We assume no responsibility for the validity or tax consequences of any change of ownership.


A change of Owner, Annuitant or Beneficiary will take effect on the date the notice of change is signed. Any change we accept is subject to any transactions processed by us before we receive the notice of change.

DEATH BENEFIT SUSPENSION UPON CHANGE OF OWNER OR ANNUITANT. If there is a change of Owner or Annuitant, the change may affect the amount of the Death Benefit. See the Death Benefits and Optional Death Benefit Riders section of this prospectus for additional details.

SPOUSAL DESIGNATIONS


If an Annuity is co-owned by spouses, we will assume that the sole primary Beneficiary is the surviving spouse that was named as the co-Owner unless you elect an alternative Beneficiary designation.


We may offer certain spousal benefits to civil union couples or same-sex marriages. You should be aware, however, that federal tax law does not recognize civil unions or same-sex marriages. Therefore, we cannot permit a civil union partner or same-sex spouse to continue the annuity upon the death of the first partner within the meaning of the federal tax law. This limits the benefits afforded a civil union partner or same-sex spouse under the annuity's "spousal continuance" provision. Civil union couples and same-sex marriage spouses should consider that limitation before selecting a spousal benefit under the annuity.

     CONTINGENT ANNUITANT


     Generally, if an Annuity is owned by an entity and the entity has named a Contingent Annuitant, the Contingent Annuitant will become the Annuitant upon the death of the Annuitant, and no Death Benefit is payable. Unless we agree otherwise, the Annuity is only eligible to have a Contingent Annuitant designation if the entity which owns the Annuity is (1) a plan described in Internal Revenue Code Section 72(s)(5)(A)(i) (or any successor Code section thereto); (2) an entity described in Code Section 72(u)(1) (or any successor Code section thereto); or (3) a Custodial Account established to hold retirement assets for the benefit of the natural person Annuitant pursuant to the provisions of Section 408(a) of the Internal Revenue Code (or any successor Code section thereto) ("Custodial Account").


Where the Annuity is held by a Custodial Account, the Contingent Annuitant will not automatically become the Annuitant upon the death of the Annuitant. Upon the death of the Annuitant, the Custodial Account will have the choice, subject to our rules, to either elect to receive the Death Benefit or elect to continue the Annuity. If the Custodial Account elects to continue the Annuity, the Death Benefit payable will equal the Death benefit described in spousal continuation section of the Death Benefits and Optional Death Benefit Riders section of this prospectus.

     See the section above entitled "Spousal Designations" for more information about how the Annuity can be continued by a Custodial Account.

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                           MANAGING YOUR ACCOUNT VALUE

There are several programs we administer to help you manage your Account Value, as described in this section.

DOLLAR COST AVERAGING PROGRAM

We offer a Dollar Cost Averaging Program during the Accumulation Period. In general, Dollar Cost Averaging allows you to systematically transfer an amount periodically from one Sub-account to one or more other Sub-accounts. You can choose to transfer earnings only, principal plus earnings or a flat dollar amount. You may elect a Dollar Cost Averaging program that transfers amounts monthly, quarterly, semi-annually, or annually from Sub-accounts (if you make no selection, we will effect transfers on a monthly basis).


There is no guarantee that Dollar Cost Averaging will result in a profit or protect against a loss in a declining market.


AUTOMATIC REBALANCING PROGRAMS

During the Accumulation Period, we offer Automatic Rebalancing among the Sub-accounts you choose. You can choose to have your Account Value rebalanced monthly, quarterly, semi-annually, or annually. On the appropriate date, the Sub-accounts you chose are rebalanced to the allocation percentages you requested. With Automatic Rebalancing, we transfer the appropriate amount from the "overweighted" Sub-accounts to the "underweighted" Sub-accounts to return your allocations to the percentages you request. For example, over time the performance of the Sub-accounts will differ, causing your percentage allocations to shift. You may make additional transfers; however, the Automatic Rebalancing program will not reflect such transfers unless we receive instructions from you indicating that you would like to adjust the program. There is no minimum Account Value required to enroll in Automatic Rebalancing. All rebalancing transfers as part of an Automatic Rebalancing program are not included when counting the number of transfers each year toward the maximum number of free transfers. We do not deduct a charge for participating in an Automatic Rebalancing program. Participation in the Automatic Rebalancing program may be restricted if you are enrolled in certain other optional programs. Sub-accounts that are part of a systematic withdrawal program or Dollar Cost Averaging program will be excluded from an Automatic Rebalancing program.


If you are participating in an optional living benefit (such as Highest Daily Lifetime 6 Plus) that makes transfers under a pre-determined mathematical formula, and you have opted for automatic rebalancing, you should be aware that:
(a) the AST bond portfolio used as part of the pre-determined mathematical formula will not be included as part of automatic rebalancing and (b) the operation of the formula may result in the rebalancing not conforming precisely to the percentage allocations that you specified originally as part of your Automatic Rebalancing Program.


FINANCIAL PROFESSIONAL PERMISSION TO FORWARD TRANSACTION INSTRUCTIONS


Unless you direct otherwise, your Financial Professional may forward instructions regarding the allocation of your Account Value, and request financial transactions involving Investment Options. IF YOUR FINANCIAL PROFESSIONAL HAS THIS AUTHORITY, WE DEEM THAT ALL SUCH TRANSACTIONS THAT ARE DIRECTED BY YOUR FINANCIAL PROFESSIONAL WITH RESPECT TO YOUR ANNUITY HAVE BEEN AUTHORIZED BY YOU. You will receive a confirmation of any financial transaction involving the purchase or sale of Units of your Annuity. You must contact us immediately if and when you revoke such authority. We will not be responsible for acting on instructions from your Financial Professional until we receive notification of the revocation of such person's authority. We may also suspend, cancel or limit these authorizations at any time. In addition, we may restrict the Investment Options available for transfers or allocation of Purchase Payments by such Financial Professional. We will notify you and your Financial Professional if we implement any such restrictions or prohibitions.

PLEASE NOTE: Contracts managed by your Financial Professional also are subject to the restrictions on transfers between Investment Options that are discussed in the section below entitled " RESTRICTIONS ON TRANSFERS BETWEEN INVESTMENT OPTIONS" We may also require that your Financial Professional transmit all financial transactions using the electronic trading functionality available through our Internet website (www.PrudentialAnnuities.com). Limitations that we may impose on your Financial Professional under the terms of an administrative agreement (e.g., a custodial agreement) do not apply to financial transactions requested by an Owner on their own behalf, except as otherwise described in this prospectus.


RESTRICTIONS ON TRANSFERS BETWEEN INVESTMENT OPTIONS

During the Accumulation Period you may transfer Account Value between Investment Options subject to the restrictions outlined below. Transfers are not subject to taxation on any gain. We do not currently require a minimum amount in each Sub-account you allocate Account Value to at the time of any allocation or transfer. Although we do not currently impose a minimum transfer amount, we reserve the right to require that any transfer be at least $50.

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Transfers under this Annuity consist of those you initiate or those made under a systematic program, such as the dollar cost averaging program, or pursuant to a mathematical formula required as part of an optional benefit (e.g., Highest
Daily Lifetime 6 Plus). The transfer restrictions discussed in this section apply only to the former type of transfer (i.e., a transfer that you initiate).

Once you have made 20 transfers among the Sub-accounts during an Annuity Year, we will accept any additional transfer request during that year only if the request is submitted to us in writing with an original signature and otherwise is in Good Order. For purposes of this 20 transfer limit, we (i) do not view a facsimile transmission as a "writing", (ii) will treat multiple transfer requests submitted on the same Valuation Day as a single transfer, and (iii) do not count any transfer that solely involves Sub-accounts corresponding to the AST Money Market Portfolio, or any transfer that involves one of our systematic programs, such as automated withdrawals.


Frequent transfers among Sub-accounts in response to short-term fluctuations in markets, sometimes called "market timing," can make it very difficult for a portfolio manager to manage a portfolio's investments. Frequent transfers may cause the portfolio to hold more cash than otherwise necessary, disrupt management strategies, increase transaction costs, or affect performance. In light of the risks posed to Owners and other investors by frequent transfers, we reserve the right to limit the number of transfers in any Annuity Year for all existing or new Owners and to take the other actions discussed below. We also reserve the right to limit the number of transfers in any Annuity Year or to refuse any transfer request for an Owner or certain Owners if: (a) we believe that excessive transfer activity (as we define it) or a specific transfer request or group of transfer requests may have a detrimental effect on Unit Values or the share prices of the portfolios; or (b) we are informed by a portfolio (e.g., by the portfolio's portfolio manager) that the purchase or redemption of shares in the portfolio must be restricted because the portfolio believes the transfer activity to which such purchase and redemption relates would have a detrimental effect on the share prices of the affected portfolio. Without limiting the above, the most likely scenario where either of the above could occur would be if the aggregate amount of a trade or trades represented a relatively large proportion of the total assets of a particular portfolio. In furtherance of our general authority to restrict transfers as described above, and without limiting other actions we may take in the future, we have adopted the following specific restrictions:

..    With respect to each Sub-account (other than the AST Money Market
     Sub-account), we track amounts exceeding a certain dollar threshold that were transferred into the Sub-account. If you transfer such amount into a particular Sub-account, and within 30 calendar days thereafter transfer (the "Transfer Out") all or a portion of that amount into another Sub-account, then upon the Transfer Out, the former Sub-account becomes restricted (the "Restricted Sub-account"). Specifically, we will not permit subsequent transfers into the Restricted Sub-account for 90 calendar days after the Transfer Out if the Restricted Sub-account invests in a non-international portfolio, or 180 calendar days after the Transfer Out if the Restricted Sub-account invests in an international portfolio. For purposes of this rule, we (i) do not count transfers made in connection with one of our systematic programs, such as auto-rebalancing or under a pre-determined mathematical formula used with an optional living benefit; and (ii) do not categorize as a transfer the first transfer that you make after the Issue Date, if you make that transfer within 30 calendar days after the Issue Date. Even if an amount becomes restricted under the foregoing rules, you are still free to redeem the amount from your Annuity at any time.

..    We reserve the right to effect transfers on a delayed basis for all
     Annuities. That is, we may price a transfer involving the Sub-accounts on the Valuation Day subsequent to the Valuation Day on which the transfer request was received. Before implementing such a practice, we would issue a separate written notice to Owners that explains the practice in detail.


If we deny one or more transfer requests under the foregoing rules, we will inform you or your Financial Professional promptly of the circumstances concerning the denial.


There are contract Owners of different variable annuity contracts that are funded through the same Separate Account that may not be subject to the above-referenced transfer restrictions and, therefore, might make more numerous and frequent transfers than contract Owners who are subject to such limitations. Finally, there are contract Owners of other variable annuity contracts or variable life contracts that are issued by Pruco Life of New Jersey as well as other insurance companies that have the same underlying mutual fund portfolios available to them. Since some contract Owners are not subject to the same transfer restrictions, unfavorable consequences associated with such frequent trading within the underlying mutual fund (e.g., greater portfolio turnover, higher transaction costs, or performance or tax issues) may affect all contract Owners. Similarly, while contracts managed by a Financial Professional are subject to the restrictions on transfers between Investment Options that are discussed above, if the advisor manages a number of contracts in the same fashion unfavorable consequences may be associated with management activity since it may involve the movement of a substantial portion of an underlying mutual fund's assets which may affect all contract Owners invested in the affected options. Apart from jurisdiction-specific and contract differences in transfer restrictions, we will apply these rules uniformly (including contracts managed by an Financial Professional) and will not waive a transfer restriction for any Owner.


ALTHOUGH OUR TRANSFER RESTRICTIONS ARE DESIGNED TO PREVENT EXCESSIVE TRANSFERS, THEY ARE NOT CAPABLE OF PREVENTING EVERY POTENTIAL OCCURRENCE OF EXCESSIVE TRANSFER ACTIVITY.


The portfolios have adopted their own policies and procedures with respect to excessive trading of their respective shares, and we reserve the right to enforce any such current or future policies and procedures. The prospectuses for the portfolios describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Under SEC rules, we are required to: (1) enter into a written agreement with each portfolio or its principal underwriter or its transfer agent that obligates us to provide to the portfolio promptly upon request certain information about the trading activity of individual contract Owners (including an Annuity Owner's TIN number), and (2) execute instructions from the portfolio to restrict or prohibit further purchases or transfers by specific contract Owners who violate the excessive trading policies established by the portfolio. In addition, you should be aware that some portfolios may receive "omnibus" purchase and redemption orders from other insurance companies or intermediaries such as retirement


                                       42

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plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual Owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the portfolios in their ability to apply their excessive trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the portfolios (and thus contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the portfolios.


A portfolio also may assess a short term trading fee (redemption fee) in connection with a transfer out of the Sub-account investing in that portfolio that occurs within a certain number of days following the date of allocation to the Sub-account. Each portfolio determines the amount of the short term trading fee and when the fee is imposed. The fee is retained by or paid to the portfolio and is not retained by us. The fee will be deducted from your Account Value, to the extent allowed by law. At present, no portfolio has adopted a short-term trading fee.

ACCESS TO ACCOUNT VALUE

TYPES OF DISTRIBUTIONS AVAILABLE TO YOU


During the Accumulation Period you can access your Account Value through partial withdrawals, Systematic Withdrawals, and where required for tax purposes, Required Minimum Distributions. You can also surrender your Annuity at any time. Depending on your instructions, we may deduct a portion of the Account Value being withdrawn or surrendered as a CDSC, if applicable. If you surrender your Annuity, in addition to any CDSC, we may deduct the Annual Maintenance Fee, any Tax Charge that applies and the charge for any optional benefits. Certain amounts may be available to you each Annuity Year that are not subject to a CDSC. These are called "Free Withdrawals." Unless you notify us differently as permitted, withdrawals are taken pro rata (i.e. "pro rata" meaning that the percentage of each Investment Option withdrawn is the same percentage that the Investment Option bears to the total Account Value). Each of these types of distributions is described more fully below.

If you participate in any Lifetime Guaranteed Minimum Withdrawal Benefit, and you take an excess withdrawal that brings your Account Value to zero, both the benefit and the Annuity itself will terminate.


TAX IMPLICATIONS FOR DISTRIBUTIONS

PRIOR TO ANNUITIZATION


A distribution prior to Annuitization is deemed to come first from any "gain" in your Annuity and second as a return of your "tax basis", if any. Distributions from your Annuity are generally subject to ordinary income taxation on the amount of any investment gain unless the distribution qualifies as a non-taxable exchange or transfer. If you take a distribution prior to the taxpayer's age 59 1/2, you may be subject to a 10% penalty in addition to ordinary income taxes on any gain. You may wish to consult a professional tax advisor for advice before requesting a distribution.


DURING THE ANNUITIZATION PERIOD


During the Annuitization period, a portion of each annuity payment is taxed as ordinary income at the tax rate you are subject to at the time of the payment. The Code and regulations have "exclusionary rules" that we use to determine what portion of each annuity payment should be treated as a return of any tax basis you have in your Annuity. Once the tax basis in your Annuity has been distributed, the remaining annuity payments are taxable as ordinary income. The tax basis in your Annuity may be based on the tax-basis from a prior contract in the case of a 1035 exchange or other qualifying transfer.


For more information, see "Tax Considerations".

FREE WITHDRAWAL AMOUNTS


You can make a full or partial withdrawal from any of the Annuities during the Accumulation Period, although a CDSC, and tax consequences may apply. There is no CDSC with respect to the C Series. A CDSC may apply to the X Series, B Series, and L Series, but each Annuity offers a "Free Withdrawal" amount that applies only to partial withdrawals. The Free Withdrawal amount is the amount that can be withdrawn from your Annuity each Annuity Year without the application of any CDSC. The Free Withdrawal amount during each Annuity Year is equal to 10% of all Purchase Payments that are currently subject to a CDSC. Withdrawals made within an Annuity Year reduce the Free Withdrawal amount available for the remainder of the Annuity Year. If you do not make a withdrawal during an Annuity Year, you are not allowed to carry over the Free Withdrawal amount to the next Annuity Year. With respect to the C Series, because any withdrawal is free of a CDSC, the concept of "free withdrawal" is not applicable.


..    The Free Withdrawal amount is not available if you choose to surrender your
     Annuity. Amounts withdrawn as a Free Withdrawal do not reduce the amount of CDSC that may apply upon a subsequent withdrawal or surrender of your Annuity.

..    You can also make withdrawals in excess of the Free Withdrawal amount. The minimum partial withdrawal you may request is $100.

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To determine if a CDSC applies to partial withdrawals, we:

1. First determine what, if any, amounts qualify as a Free Withdrawal. These amounts are not subject to the CDSC.

2. Next determine what, if any, remaining amounts are withdrawals of Purchase Payments. Amounts in excess of the Free Withdrawal amount will be treated as withdrawals of Purchase Payments unless all Purchase Payments have been previously withdrawn. These amounts may be subject to the CDSC. Purchase Payments are withdrawn on a first-in, first-out basis. We withdraw your oldest Purchase Payments first so that the lowest CDSC will apply to the amount withdrawn.

3. Withdraw any remaining amounts from any other Account Value. These amounts are not subject to the CDSC.


You may request a withdrawal for an exact dollar amount that assumes that any CDSC or tax withholding already has been taken out (called a "net withdrawal"). Alternatively, you may request a "gross" withdrawal amount, with the understanding that the amount you actually receive will be less - reflecting any CDSC or tax withholding. If you request a net withdrawal, any applicable CDSC amount will be based on the total amount deducted from your Account Value. If you do not provide instruction on how you want the withdrawal processed, we will process the withdrawal as a gross withdrawal. We will deduct the partial withdrawal from your Account Value in accordance with your instructions, although if you are participating in an optional living benefit, your withdrawal must be taken pro-rata from each of your Investment Options.

PLEASE BE AWARE THAT ALTHOUGH A GIVEN WITHDRAWAL MAY QUALIFY AS A FREE WITHDRAWAL FOR PURPOSES OF AVOIDING A CDSC, THE AMOUNT OF THE WITHDRAWAL COULD EXCEED THE ANNUAL INCOME AMOUNT UNDER ONE OF THE HIGHEST DAILY LIFETIME 6 PLUS BENEFITS. IN THAT SCENARIO, THE WITHDRAWAL WOULD BE DEEMED "EXCESS INCOME " - THEREBY REDUCING YOUR ANNUAL INCOME AMOUNT FOR FUTURE YEARS. FOR EXAMPLE, IF THE ANNUAL INCOME AMOUNT UNDER HIGHEST DAILY LIFETIME 6 PLUS WERE $2000 AND A $2500 WITHDRAWAL THAT QUALIFIED AS A FREE WITHDRAWAL WERE MADE, THE WITHDRAWAL WOULD BE DEEMED EXCESS INCOME, IN THE AMOUNT OF $500.


SYSTEMATIC WITHDRAWALS FROM MY ANNUITY DURING THE ACCUMULATION PERIOD

You can receive Systematic Withdrawals of earnings only, or a flat dollar amount. Systematic Withdrawals may be subject to any applicable CDSC. We will determine whether a CDSC applies and the amount in the same way as we would for a partial withdrawal.

Systematic Withdrawals can be made from Account Value allocated to the Sub-accounts. There is no minimum Surrender Value we require to allow you to begin a program of Systematic Withdrawals. The minimum amount for each Systematic Withdrawal is $100. If any scheduled Systematic Withdrawal is for less than $100 (which may occur under a program that provides payment of an amount equal to the earnings in your Annuity for the period requested), we may postpone the withdrawal and add the expected amount to the amount that is to be withdrawn on the next scheduled Systematic Withdrawal.


We will withdraw systematic withdrawals from the Investment Options you have designated. Unless you notify us differently as permitted, withdrawals are taken pro rata based on the Account Value in the Investment Options at the time we pay out your withdrawal (i.e. "pro rata" meaning that the percentage of each Investment Option withdrawn is the same percentage that the Investment Option bears to the total Account Value). Please note that if you are participating in certain optional living benefits (e.g., Highest Daily Lifetime 6 Plus), systematic withdrawals must be taken pro rata.

SYSTEMATIC WITHDRAWALS UNDER SECTIONS 72(T)/72(Q) OF THE INTERNAL REVENUE CODE

If your Annuity is used as a funding vehicle for certain retirement plans that receive special tax treatment under Sections 401, 403(b), 408 or 408A of the Code, Section 72(t) of the Code may provide an exception to the 10% penalty tax on distributions made prior to age 59 1/2 if you elect to receive distributions as a series of "substantially equal periodic payments." For Annuities issued as non-qualified annuities, the Code may provide a similar exemption from penalty under Section 72(q) of the Code. Systematic withdrawals under Sections 72(t)/72(q) may be subject to a CDSC (except that no CDSC applies to the C Series). To request a program that complies with Sections 72(t)/72(q), you must provide us with certain required information in writing on a form acceptable to us. We may require advance notice to allow us to calculate the amount of 72(t)/72(q) withdrawals. There is no minimum Surrender Value we require to allow you to begin a program for withdrawals under Sections 72(t)/72(q). The minimum amount for any such withdrawal is $100 and payments may be made monthly, quarterly, semi-annually or annually.


You may also annuitize your Annuity and begin receiving payments for the remainder of your life (or life expectancy) as a means of receiving income payments before age 59 1/2 that are not subject to the 10% penalty.


Please note that if a withdrawal under 72(t) or 72(q) was scheduled to be effected between December 25 and December 31st of a given year, then, we will implement the withdrawal on December 28 or on the last Valuation Day prior to December 28th of that year.


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REQUIRED MINIMUM DISTRIBUTIONS

Required Minimum Distributions are a type of Systematic Withdrawal we allow to meet distribution requirements under Sections 401, 403(b) or 408 of the Code. Required Minimum Distribution rules do not apply to Roth IRAs during the Owner's lifetime. Under the Code, you may be required to begin receiving periodic amounts from your Annuity. In such case, we will allow you to make Systematic Withdrawals in amounts that satisfy the minimum distribution rules under the Code. We do not assess a CDSC (if applicable) on Required Minimum Distributions from your Annuity if you are required by law to take such Required Minimum Distributions from your Annuity at the time it is taken, provided the amount withdrawn is the amount we calculate as the Required Minimum Distribution and is paid out through a program of systematic withdrawals that we make available. However, a CDSC (if applicable) may be assessed on that portion of a Systematic Withdrawal that is taken to satisfy the Required Minimum Distribution provisions in relation to other savings or investment plans under other qualified retirement plans.

The amount of the Required Minimum Distribution for your particular situation may depend on other annuities, savings or investments. We will only calculate the amount of your Required Minimum Distribution based on the value of your Annuity. We require three (3) days advance written notice to calculate and process the amount of your payments. You may elect to have Required Minimum Distributions paid out monthly, quarterly, semi-annually or annually. The $100 minimum amount that applies to Systematic Withdrawals applies to monthly Required Minimum Distributions but does not apply to Required Minimum Distributions taken out on a quarterly, semi-annual or annual basis.


You may also annuitize your Annuity and begin receiving payments for the remainder of your life (or life expectancy) as a means of receiving income payments and satisfying the Required Minimum Distribution provisions under the Code. Please see " Living Benefits" for further information relating to Required Minimum Distributions if you own a living benefit .


In any year in which the requirement to take Required Minimum Distributions is suspended by law, we reserve the right, in our sole discretion and regardless of any position taken on this issue in a prior year, to treat any amount that would have been considered as a Required Minimum Distribution if not for the suspension as eligible for treatment as described herein.


Please note that if a Required Minimum Distribution was scheduled to be effected between December 25th and December 31st of a given year, then, we will implement the Required Minimum Distribution on December 28 or on the last Valuation Day prior to December 28th of that year.


See "Tax Considerations" for a further discussion of Required Minimum Distributions.

SURRENDERS

SURRENDER  VALUE


During the Accumulation Period you can surrender your Annuity at any time, and you will receive the Surrender Value. Upon surrender of your Annuity, you will no longer have any rights under the surrendered Annuity. Your Surrender Value is equal to the Account Value less any applicable CDSC, any charges assessable as a deduction from the Account Value for any optional benefits provided by rider or endorsement, and any Annual Maintenance Fee.


ANNUITY OPTIONS


We currently make annuity options available that provide fixed annuity payments. Fixed annuity payments provide the same amount with each payment. Please refer to the "Living Benefits" section below for a description of annuity options that are available when you elect one of the living benefits. Please note that Annuitization involves converting your Account Value to an annuity payment stream, the length of which depends on the terms of the applicable annuity option. Thus, once annuity payments begin, your death benefit is determined solely under the terms of the applicable annuity payment option, and you no longer participate in any optional living benefit (unless you have annuitized under that benefit).


You may choose an Annuity Date, an annuity option, and the frequency of annuity payments. You may change your choices before the Annuity Date. The "Latest Annuity Date" must be no later than the first day of the calendar month next following the 95th birthday of the oldest of any Owner and Annuitant (whichever occurs first). Certain annuity options may not be available depending on the age of the Annuitant. If needed, we will require proof in Good Order of the Annuitant's age before commencing annuity payments. Likewise, we may require proof in Good Order that an Annuitant is still alive, as a condition of our making additional annuity payments while the Annuitant lives. We will seek to recover life income annuity payments that we made after the death of the Annuitant.


If the initial annuity payment would be less than $20, we will not allow you to annuitize. Instead, we will pay you your current Account Value in a lump sum and terminate your Annuity. Similarly, we reserve the right to pay your Account Value in a lump sum, rather than allow you to annuitize, if the Surrender Value of your Annuity is less than $2000 on the date on the Annuity Date.


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Once annuity payments begin, you no longer receive benefits under any optional living benefit (unless you have annuitized under that benefit) or the Death Benefit(s) described below.

Certain of these annuity options may be available to Beneficiaries who choose to receive the Death Benefit proceeds as a series of payments instead of a lump sum payment.

Please note that you may not annuitize within the first Annuity Year.

For Beneficiary Annuities, no annuity payments are available and all references to an Annuity Date are not applicable.

OPTION 1


ANNUITY PAYMENTS FOR A PERIOD CERTAIN: Under this option, we will make equal payments for the period chosen, up to 25 years (but not to exceed life expectancy). The annuity payments may be made monthly, quarterly, semiannually, or annually, as you choose, for the fixed period. If the Annuitant dies during the income phase, payments will continue to the Beneficiary (or your estate if no Beneficiary is named) for the remainder of the period certain. If the Beneficiary so chooses, we will make a single lump sum payment. The amount of the lump sum payment is determined by calculating the present value of the unpaid future payments. This is done by using the interest rate used to compute the actual payments. We will not offer a period certain that exceeds the life expectancy of the Annuitant at the time the Annuity Option becomes effective, as computed under applicable IRS tables.


OPTION 2

LIFE INCOME ANNUITY OPTION WITH A PERIOD CERTAIN: Under this option, income is payable monthly, quarterly, semiannually, or annually for the number of years selected (the "period certain"), subject to our then current rules, and thereafter until the death of the Annuitant. Should the Annuitant die before the end of the period certain, the remaining period certain payments are paid to the named Beneficiary, or your estate if no Beneficiary is named, until the end of the period certain. If an annuity option is not selected by the Annuity Date, this is the option we will automatically select for you, using a period certain of 8 years, unless prohibited by applicable law. If the Annuitant's life expectancy is less than the period certain, we will institute a shorter period certain, determined according to applicable IRS tables. If the life income annuity option is prohibited by applicable law, then we will pay you a lump sum in lieu of this option.

OTHER ANNUITY OPTIONS


At the Annuity Date, we may make available other annuity options not described above. The additional options we currently offer are:

     . Life Annuity Option. We currently make available an annuity option that makes payments for the life of the Annuitant. Under that option, income is payable periodically until the death of the Annuitant. The Annuitant is the person or persons upon whose life annuity payments are based. No additional annuity payments are made after the death of the Annuitant. Since no minimum number of payments is guaranteed, this option offers the largest potential number of periodic payments of the life contingent annuity options. It is possible that only one payment will be payable if the death of the Annuitant occurs before the date the second payment was due, and no other payments nor death benefits would be payable.

     . Joint Life Annuity Option. Under the joint lives option, income is payable periodically during the joint lifetime of two Annuitants, ceasing with the last payment prior to the survivor's death. No minimum number of payments is guaranteed under this option. It is possible that only one payment will be payable if the death of all the Annuitants occurs before the date the second payment was due, and no other payments or death benefits would be payable.

     . Joint Life Annuity Option With a Period Certain. Under this option, income is payable monthly, quarterly, semiannually, or annually for the number of years selected (the "period certain"), subject to our current rules, and thereafter during the joint lifetime of two Annuitants, ceasing with the last payment prior to the survivor's death. Should the two Annuitants die before the end of the period certain, the remaining period certain payments are paid to the named Beneficiary, or to your estate if no Beneficiary is named, until the end of the period certain. If the Annuitants' joint life expectancy is less than the period certain, we will institute a shorter period certain, determined according to applicable IRS tables.

     We reserve the right to cease offering those life-only annuity options. If we cease offering any "Other Annuity Option", we will amend this prospectus to reflect the change.


CHOOSING THE ANNUITY PAYMENT OPTION


You have a right to choose your annuity start date provided that it is no later than the Latest Annuity Date indicated above and no earlier than the earliest permissible Annuity Date. If you have not provided us with your Annuity Date or annuity payment option in writing, then your Annuity Date will be the Latest Annuity Date indicated above. Certain annuity options and/or periods certain may not be available, depending on the age of the Annuitant. If a CDSC is still remaining on your Annuity, any period certain must be at least 10 years (or the maximum period certain available, if life expectancy is less than 10 years).


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                                 LIVING BENEFITS


Pruco Life of New Jersey offers different optional living benefits, for an additional charge, that can provide investment protection for Owners while they are alive. No optional living benefit may be elected if your Annuity is held as a Beneficiary Annuity. Notwithstanding the additional protection provided under the optional Living Benefits, the additional cost has the impact of reducing net performance of the Investment Options. Each optional benefit offers a distinct type of guarantee, regardless of the performance of the Sub-accounts, that may be appropriate for you depending on the manner in which you intend to make use of your Annuity while you are alive. Depending on which optional living benefit you choose, you can have substantial flexibility to invest in the Sub-accounts while:

..    protecting a principal amount from decreases in value due to investment performance;

..    guaranteeing a minimum amount of growth to be used as the basis for lifetime withdrawals; or


..    providing spousal continuation of certain benefits.

The "living benefits" are as follows:


..    Highest Daily Lifetime 6 Plus Income Benefit (HD6 Plus)

..    Spousal Highest Daily Lifetime 6 Plus Income Benefit (SHD6 Plus)


..    Guaranteed Return Option Plus II (GRO Plus II)

..    Highest Daily Guaranteed Return Option II (HD GRO II)


Each living benefit requires your participation in a pre-determined mathematical formula that may transfer your account value between the Sub-accounts you have chosen and certain bond portfolio Sub-accounts of AST. HD 6 Plus and SHD6 Plus use one such formula and GRO Plus II and HD Gro II use a different formula. The two formulas differ because of the nature of the underlying guarantees, and thus could result in different transfers of account value over time. Neither formula is investment advice.


Here is a general description of each kind of living benefit that exists under this Annuity:


LIFETIME GUARANTEED MINIMUM WITHDRAWAL BENEFITS. These benefits are designed for someone who wants a guaranteed lifetime income stream through withdrawals over time, rather than by annuitizing. Please note that there is a Latest Annuity Date under your Annuity, by which date annuity payments must commence. HD6 Plus is one example of this type of benefit.

GUARANTEED MINIMUM ACCUMULATION BENEFITS. The common characteristic of these benefits is that your Account Value is guaranteed to be at least a specified amount at some point in the future. Thus, these benefits may be appropriate for an annuity Owner who wants a guaranteed minimum Account Value after a specified number of years. Because the guarantee inherent in the benefit does not take effect until a specified number of years into the future, you should elect such a benefit only if your investment time horizon is of at least that duration. HD GRO II is one example of this type of benefit.


PLEASE REFER TO THE BENEFIT DESCRIPTION THAT FOLLOWS FOR A COMPLETE DESCRIPTION OF THE TERMS, CONDITIONS AND LIMITATIONS OF EACH OPTIONAL BENEFIT. SEE THE CHART IN THE "INVESTMENT OPTIONS" SECTION OF THE PROSPECTUS FOR A LIST OF INVESTMENT OPTIONS AVAILABLE AND PERMITTED WITH EACH BENEFIT. You should consult with your Financial Professional to determine if any of these optional benefits may be appropriate for you based on your financial needs. As is the case with optional living benefits in general, the fulfillment of our guarantee under these benefits is dependent on our claims paying ability.

TERMINATION OF EXISTING BENEFITS AND ELECTION OF NEW BENEFITS

If you elect an optional living benefit, you may subsequently terminate the benefit and elect one of the then currently available benefits, subject to availability of the benefit at that time and our then current rules. There is currently no waiting period for such an election (you may elect a new benefit beginning on the next Valuation Day), provided that upon such an election, your Account Value must be allocated to the Investment Options prescribed for the optional benefit. We reserve the right to waive, change and/or further limit availability and election frequencies in the future. Check with your Financial Professional regarding the availability of re-electing or electing a benefit and any waiting period. The benefit you re-elect or elect may be more expensive than the benefit you are terminating. NOTE THAT ONCE YOU TERMINATE AN EXISTING BENEFIT, YOU LOSE THE GUARANTEES THAT YOU HAD ACCUMULATED UNDER YOUR EXISTING BENEFIT AND WILL BEGIN THE NEW GUARANTEES UNDER THE NEW BENEFIT YOU ELECT BASED ON YOUR ACCOUNT VALUE AS OF THE DATE THE NEW BENEFIT BECOMES EFFECTIVE. You should carefully consider whether terminating your existing benefit and electing a new benefit is appropriate for you.


HIGHEST DAILY LIFETIME 6 PLUS INCOME BENEFIT (HD 6 PLUS)

Highest Daily Lifetime/sm/ 6 Plus (HD 6 Plus)/sm/is a lifetime guaranteed minimum withdrawal benefit, under which, subject to the terms of the benefit, we guarantee your ability to take a certain annual withdrawal amount for life.


We offer a benefit that guarantees until the death of the single designated life (the Annuitant) the ability to withdraw an annual amount (the "Annual Income Amount") equal to a percentage of an initial value (the "Protected Withdrawal Value") regardless of the impact of Sub-account performance on the Account Value, subject to our rules regarding the timing and amount of withdrawals. You are guaranteed to be able to withdraw the Annual Income Amount for the rest of your life provided that you do not take withdrawals of excess income

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that resulted in your Account Value being reduced to zero. We also permit you to designate the first withdrawal from your Annuity as a one-time "Non-Lifetime Withdrawal". All other withdrawals from your Annuity are considered a "Lifetime Withdrawal" under the benefit. Highest Daily Lifetime 6 Plus may be appropriate if you intend to make periodic withdrawals from your Annuity, and wish to ensure that Sub-account performance will not affect your ability to receive annual payments. You are not required to take withdrawals as part of the benefit -the guarantees are not lost if you withdraw less than the maximum allowable amount each year under the rules of the benefit. An integral component of Highest Daily Lifetime 6 Plus is the predetermined mathematical formula we employ that may periodically transfer your Account Value to and from the AST Investment Grade Bond Sub-account. See the section below entitled "How Highest Daily Lifetime 6 Plus Transfers Account Value Between Your Permitted Sub-accounts and the AST Investment Grade Bond Sub-account." The income benefit under Highest Daily Lifetime 6 Plus currently is based on a single "designated life" who is at least 45 years old on the date that the benefit is acquired. The Highest Daily
Lifetime 6 Plus Benefit is not available if you elect any other optional living benefit, although you may elect any optional death benefit. As long as your Highest Daily Lifetime 6 Plus Benefit is in effect, you must allocate your Account Value in accordance with the permitted Sub-accounts and other Investment Option(s) available with this benefit. For a more detailed description of the permitted Investment Options, see the "Investment Options" section. Although you are guaranteed the ability to withdraw your Annual Income Amount for life even if your Account Value falls to zero, if you take withdrawals of excess income that bring your Account Value to zero, your Annual Income Amount would also fall to zero, and the benefit would terminate. In that scenario, no further amount would be payable under the Highest Daily Lifetime 6 Plus benefit.


KEY FEATURE - PROTECTED WITHDRAWAL VALUE

The Protected Withdrawal Value is used to calculate the initial Annual Income Amount. The Protected Withdrawal Value is separate from your Account Value and not available as cash or a lump sum. On the effective date of the benefit, the Protected Withdrawal Value is equal to your Account Value. On each Valuation Day thereafter, until the date of your first Lifetime Withdrawal (excluding any Non-Lifetime Withdrawal discussed below), the Protected Withdrawal Value is equal to the "Periodic Value" described in the next paragraphs.

The "Periodic Value" initially is equal to the Account Value on the effective date of the benefit. On each Valuation Day thereafter until the first Lifetime Withdrawal, we recalculate the Periodic Value. We stop determining the Periodic Value upon your first Lifetime Withdrawal after the effective date of the benefit. On each Valuation Day (the "Current Valuation Day"), the Periodic Value is equal to the greater of:

(1) the Periodic Value for the immediately preceding business day (the "Prior Valuation Day") appreciated at the daily equivalent of 6% annually during the calendar day(s) between the Prior Valuation Day and the Current Valuation Day (i.e., one day for successive Valuation Days, but more than one calendar day for Valuation Days that are separated by weekends and/or holidays), plus the amount of any Purchase Payment (including any associated Purchase Credits) made on the Current Valuation Day (the Periodic Value is proportionally reduced for any Non-Lifetime Withdrawal); and

(2)  the Account Value on the current Valuation Day.

If you have not made a Lifetime Withdrawal on or before the 10th or 20th Anniversary of the effective date of the benefit, your Periodic Value on the 10th or 20th Anniversary of the benefit effective date is equal to the greater of:

(1)  the Periodic Value described above or,

(2) the sum of (a), (b) and (c) below (proportionally reduced for any Non-Lifetime Withdrawals):

     (a) 200% (on the 10th anniversary) or 400% (on the 20th anniversary) of the Account Value on the effective date of the benefit including any Purchase Payments (including any associated Purchase Credits) made on that day;

     (b) 200% (on the 10th anniversary) or 400% (on the 20th anniversary) of all Purchase Payments (including any associated Purchase Credits) made within one year following the effective date of the benefit; and

     (c) all Purchase Payments (including any associated Purchase Credits) made after one year following the effective date of the benefit.

     In the rider for this benefit, as respects the preceding paragraph, we use the term "Guaranteed Base Value" to refer to the Account Value on the effective date of the benefit, plus the amount of any "adjusted" Purchase Payments made within one year after the effective date of the benefit. "Adjusted" Purchase Payments means Purchase Payments we receive, increased by any Purchase Credits applied to your Account Value in relation to Purchase Payments, and decreased by any fees or tax charges deducted from such Purchase Payments upon allocation to the Annuity.

Once the first Lifetime Withdrawal is made, the Protected Withdrawal Value at any time is equal to the greater of (i) the Protected Withdrawal Value on the date of the first Lifetime Withdrawal, increased for subsequent Purchase Payments (including any associated Purchase Credits) and reduced for subsequent Lifetime Withdrawals, and (ii) the highest daily Account Value upon any step-up, increased for subsequent Purchase Payments (including any associated Purchase Credits) and reduced for subsequent Lifetime Withdrawals (see below).

     KEY FEATURE - ANNUAL INCOME AMOUNT UNDER THE HIGHEST DAILY LIFETIME 6 PLUS BENEFIT

     The Annual Income Amount is equal to a specified percentage of the Protected Withdrawal Value. The percentage initially depends on the age of the Annuitant on the date of the first Lifetime Withdrawal after election of the benefit. The percentages are: 4% for ages 45 - less than 59 1/2; 5% for ages 59 1/2-79, and 6% for ages 80 or older. (Note that for purposes of the age tiers used with this benefit, we

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     deem the Annuitant to have reached age 59 1/2 on the 183rd day after his/her 59th birthday). Under the Highest Daily Lifetime 6 Plus benefit, if your cumulative Lifetime Withdrawals in an Annuity Year are less than or equal to the Annual Income Amount, they will not reduce your Annual Income Amount in subsequent Annuity Years, but any such withdrawals will reduce the Annual Income Amount on a dollar-for-dollar basis in that Annuity Year and also will reduce the Protected Withdrawal Value on a dollar-for-dollar basis. If your cumulative Lifetime Withdrawals in an Annuity Year are in excess of the Annual Income Amount ("Excess Income"), your Annual Income Amount in subsequent years will be reduced (except with regard to Required Minimum Distributions for this Annuity that comply with our rules) by the result of the ratio of the Excess Income to the Account Value immediately prior to such withdrawal (see examples of this calculation below). EXCESS INCOME ALSO WILL REDUCE THE PROTECTED WITHDRAWAL VALUE BY THE SAME RATIO. REDUCTIONS ARE BASED ON THE ACTUAL "GROSS" AMOUNT OF THE WITHDRAWAL, INCLUDING ANY CONTINGENT DEFERRED SALES CHARGE (CDSC) THAT MAY APPLY. THUS, YOU SHOULD BE AWARE THAT IF YOU ASK TO RECEIVE A SPECIFIED WITHDRAWAL AMOUNT THAT ITSELF IS NOT DEEMED EXCESS INCOME, WITH THE UNDERSTANDING THAT ANY CHARGES APPLICABLE TO THAT WITHDRAWAL WILL BE ASSESSED FROM YOUR REMAINING ACCOUNT VALUE, THEN THE AMOUNT OF THE WITHDRAWAL EXCEEDING THE ANNUAL INCOME AMOUNT WOULD RESULT IN THE WITHDRAWAL BEING TREATED AS EXCESS INCOME.

     AS DISCUSSED IN THIS PARAGRAPH, WHEN YOU MAKE A WITHDRAWAL THAT IS SUBJECT TO A CDSC, WE WILL IDENTIFY THE AMOUNT THAT INCLUDES NOT ONLY THE AMOUNT YOU ACTUALLY RECEIVE, BUT ALSO THE AMOUNT OF THE CDSC, TO DETERMINE WHETHER YOUR WITHDRAWAL HAS EXCEEDED THE ANNUAL INCOME AMOUNT. WHEN YOU TAKE A WITHDRAWAL, YOU MAY REQUEST A "GROSS" WITHDRAWAL AMOUNT (E.G., $2000) BUT THEN HAVE ANY CDSC DEDUCTED FROM THE AMOUNT YOU ACTUALLY RECEIVE (THUS THE AMOUNT YOU ACTUALLY RECEIVE (E.G., $1800) MAY BE LESS THAN THE AMOUNT YOU DESIGNATED (E.G., $2000). THE PORTION OF SUCH A WITHDRAWAL THAT EXCEEDED YOUR ANNUAL INCOME AMOUNT (IF ANY) WOULD BE TREATED AS EXCESS INCOME AND THUS WOULD REDUCE YOUR ANNUAL INCOME AMOUNT IN SUBSEQUENT YEARS. ALTERNATIVELY, YOU MAY REQUEST THAT A "NET" WITHDRAWAL AMOUNT ACTUALLY BE PAID TO YOU (E.G., $2000), WITH THE UNDERSTANDING THAT ANY CDSC (E.G., $240) BE DEDUCTED FROM YOUR REMAINING ACCOUNT VALUE. IN THE LATTER SCENARIO, WE DETERMINE WHETHER ANY PORTION OF THE WITHDRAWAL IS TO BE TREATED AS EXCESS INCOME BY LOOKING TO THE SUM OF THE NET AMOUNT YOU ACTUALLY RECEIVE (E.G., $2000) AND THE AMOUNT OF ANY CDSC (IN THIS EXAMPLE, A TOTAL OF $2240). THE AMOUNT OF THAT SUM (E.G., THE $2000 YOU RECEIVED PLUS THE $240 FOR THE CDSC) THAT EXCEEDS YOUR ANNUAL INCOME AMOUNT WILL BE TREATED AS EXCESS INCOME - THEREBY REDUCING YOUR ANNUAL INCOME AMOUNT IN SUBSEQUENT YEARS. IN GENERAL, ONCE A WITHDRAWAL IS TREATED AS EXCESS INCOME, REGARDLESS OF WHETHER A CDSC IS ASSESSED, WE WILL PROPORTIONALLY REDUCE YOUR ANNUAL INCOME AMOUNT IN SUBSEQUENT YEARS.


You may use the Systematic Withdrawal program to make withdrawals of the Annual Income Amount. Any systematic withdrawal will be deemed a Lifetime Withdrawal under this benefit.


Any Purchase Payment that you make subsequent to the election of Highest Daily Lifetime 6 Plus and subsequent to the first Lifetime Withdrawal will (i) increase the then-existing Annual Income Amount by an amount equal to a percentage of the Purchase Payment (including any associated Purchase Credits) based on the age of the Annuitant at the time of the first Lifetime Withdrawal (the percentages are: 4% for ages 45 - less than 59 1/2; 5% for ages 59 1/2-79 and 6% for ages 80 and older) and (ii) increase the Protected Withdrawal Value by the amount of the Purchase Payment (including any associated Purchase Credits).


If your Annuity permits additional Purchase Payments, we may limit any additional Purchase Payment(s) if we determine that as a result of the timing and amounts of your additional Purchase Payments and withdrawals, the Annual Income Amount is being increased in an unintended fashion. Among the factors we will use in making a determination as to whether an action is designed to increase the Annual Income Amount in an unintended fashion is the relative size of additional Purchase Payment(s). We reserve the right to not accept additional Purchase Payments if we are not then offering this benefit for new elections. We will exercise such reservation of right for all annuity purchasers in the same class in a nondiscriminatory manner.

HIGHEST DAILY AUTO STEP-UP


An automatic step-up feature ("Highest Daily Auto Step-Up") is part of Highest Daily Lifetime 6 Plus. As detailed in this paragraph, the Highest Daily Auto Step-Up feature can result in a larger Annual Income Amount subsequent to your first Lifetime Withdrawal. The Highest Daily Auto Step-Up starts with the anniversary of the Issue Date of the Annuity (the "Annuity Anniversary") immediately after your first Lifetime Withdrawal under the benefit. Specifically, upon the first such Annuity Anniversary, we identify the Account Value on each Valuation Day within the immediately preceding Annuity Year after your first Lifetime Withdrawal. Having identified the highest daily value (after all daily values have been adjusted for subsequent Purchase Payments and withdrawals), we then multiply that value by a percentage that varies based on the age of the Annuitant on the Annuity Anniversary as of which the step-up would occur. The percentages are: 4% for ages 45 - less than 59 1/2; 5% for ages 59 1/2-79, and 6% for ages 80 and older. If that value exceeds the existing Annual Income Amount, we replace the existing amount with the new, higher amount. Otherwise, we leave the existing Annual Income Amount intact. We will not automatically increase your Annual Income Amount solely as a result of your attaining a new age that is associated with a new age-based percentage. The Account Value on the Annuity Anniversary is considered the last daily step-up value of the Annuity Year. All daily valuations and annual step-ups will only occur on a Valuation Day. In later years (i.e., after the first Annuity Anniversary after the first Lifetime Withdrawal), we determine whether an automatic step-up should occur on each Annuity Anniversary, by performing a similar examination of the Account Values that occurred on Valuation Days during the year. Taking Lifetime Withdrawals could produce a greater difference between your Protected Withdrawal Value and your Account Value, which may make a Highest Daily Auto Step-up less likely to occur. At the time that we increase your Annual Income Amount, we also increase your Protected Withdrawal Value to equal the highest daily value upon which your step-up was based only if that results in an increase to the Protected Withdrawal Value. Your Protected Withdrawal Value will never be decreased as a result of an income step-up. If, on the date that we implement a Highest Daily Auto Step-Up to your Annual Income Amount, the charge for Highest Daily Lifetime 6 Plus has changed for new purchasers, you may be subject to the new charge at the time of such step-up. Prior to increasing your charge for Highest Daily Lifetime 6 Plus upon a step-up, we would notify you, and give you the opportunity to cancel the automatic step-up feature. If you receive notice of a proposed step-up and accompanying fee increase, you should consult with your Financial Professional and carefully evaluate whether the amount of the step-up justifies the increased fee to which you will be subject. Any such increased charge will not be greater than the maximum charge set forth in the table entitled "Your Optional Benefit Fees and Charges."


If you are enrolled in a Systematic Withdrawal program, we will not automatically increase the withdrawal amount when there is an increase to the Annual Income Amount. You must notify us in order to increase the withdrawal amount of any Systematic Withdrawal program.

The Highest Daily Lifetime 6 Plus benefit does not affect your ability to take withdrawals under your Annuity, or limit your ability to take withdrawals that exceed the Annual Income Amount. Under Highest Daily Lifetime 6 Plus, if your cumulative Lifetime Withdrawals in an Annuity Year are less than or equal to the Annual Income Amount, they will not reduce your Annual Income Amount in subsequent Annuity Years, but any such withdrawals will reduce the Annual Income Amount on a dollar-for-dollar basis in that Annuity Year. If your cumulative Lifetime Withdrawals in any Annuity Year are less than the Annual Income Amount, you cannot carry over the unused portion of the Annual Income Amount to subsequent Annuity Years.

Because each of the Protected Withdrawal Value and Annual Income Amount is determined in a way that is not solely related to Account Value, it is possible for the Account Value to fall to zero, even though the Annual Income Amount remains.

Examples of dollar-for-dollar and proportional reductions, and the Highest Daily Auto Step-Up are set forth below. The values shown here are purely hypothetical, and do not reflect the charges for the Highest Daily Lifetime 6 Plus benefit or any other fees and charges under the Annuity. Assume the following for all three examples:

..    The Issue Date is November 1, 2010

..    The Highest Daily Lifetime 6 Plus benefit is elected on August 1, 2011

..    The Annuitant was 70 years old when he/she elected the Highest Daily
     Lifetime 6 Plus benefit.

EXAMPLE OF DOLLAR-FOR-DOLLAR REDUCTIONS

On October 24, 2011, the Protected Withdrawal Value is $120,000, resulting in an Annual Income Amount of $6,000 (since the designated life is between the ages of 59 1/2 and 79 at the time of the first Lifetime Withdrawal, the Annual Income Amount is 5% of the Protected Withdrawal Value, in this case 5% of $120,000). Assuming $2,500 is withdrawn from the Annuity on this date, the remaining Annual Income Amount for that Annuity Year (up to and including October 31, 2011) is $3,500. This is the result of a dollar-for-dollar reduction of the Annual Income Amount ($6,000 less $2,500 = $3,500).

EXAMPLE OF PROPORTIONAL REDUCTIONS

Continuing the previous example, assume an additional withdrawal of $5,000 occurs on October 27, 2011 and the Account Value at the time and immediately prior to this withdrawal is $118,000. The first $3,500 of this withdrawal reduces the Annual Income Amount for that Annuity Year to $0. The remaining withdrawal amount of $1,500 - reduces the Annual Income Amount in future Annuity Years on a proportional basis based on the ratio of the excess withdrawal to the Account Value immediately prior to the excess withdrawal. (Note that if there are other future withdrawals in that Annuity Year, each would result in another proportional reduction to the Annual Income Amount).

Here is the calculation:

Account Value before Lifetime Withdrawal .......................   $118,000.00
Less amount of "non" excess withdrawal .........................   $  3,500.00
Account Value immediately before excess withdrawal of $1,500 ...   $114,500.00
Excess withdrawal amount .......................................   $  1,500.00

Ratio ..........................................................          1.31%
Annual Income Amount ...........................................   $  6,000.00
Less ratio of 1.31% ............................................   $     78.60
Annual Income Amount for future Annuity Years ..................   $  5,921.40

EXAMPLE OF HIGHEST DAILY AUTO STEP-UP

On each Annuity Anniversary date after the first Lifetime Withdrawal, the Annual Income Amount is stepped-up if the appropriate percentage (based on the Annuitant's age on that Annuity Anniversary) of the highest daily value since your first Lifetime Withdrawal (or last Annuity Anniversary in subsequent years), adjusted for withdrawals and additional Purchase Payments (including any associated Purchase Credits), is higher than the Annual Income Amount, adjusted for excess withdrawals and additional Purchase Payments (including any associated Purchase Credits).


Continuing the same example as above, the Annual Income Amount for this Annuity Year is $6,000. However, the excess withdrawal on October 27 reduces the amount to $5,921.40 for future years (see above). For the next Annuity Year, the Annual Income Amount will be stepped up if 5% (since the designated life is between 59 1/2 and 79 on the date of the potential step-up) of the highest daily Account Value adjusted for withdrawals and Purchase Payments (including any associated Purchase Credits), is higher than $5,921.40. Here are the calculations for determining the daily values. Only the October 26 value is being adjusted for excess withdrawals as the October 28 and October 31 Valuation Days occur after the excess withdrawal on October 27.



                                     HIGHEST DAILY VALUE
                                        (ADJUSTED FOR             ADJUSTED ANNUAL
                                   WITHDRAWAL AND PURCHASE   INCOME AMOUNT (5% OF THE
DATE*              ACCOUNT VALUE         PAYMENTS)**           HIGHEST DAILY VALUE)
----------------   -------------   -----------------------   ------------------------
October 26, 2011    $119,000.00          $119,000.00                 $5,950.00
October 27, 2011    $113,000.00          $113,986.95                 $5,699.35
October 28, 2011    $113,000.00          $113,986.95                 $5,699.35
October 31, 2011    $119,000.00          $119,000.00                 $5,950.00


* In this example, the Annuity Anniversary date is November 1. The Valuation Dates are every day following the first Lifetime Withdrawal. In subsequent Annuity Years Valuation Dates will be the Annuity Anniversary and every day following the Annuity Anniversary. The Annuity Anniversary Date of November 1 is considered the first Valuation Date in the Annuity Year.


** In this example, the first daily value after the first Lifetime Withdrawal is $119,000 on October 26, resulting in an adjusted Annual Income Amount of $5,950.00. This amount is adjusted on October 27 to reflect the $5,000 withdrawal. The calculations for the adjustments are:

     . The Account Value of $119,000 on October 26 is first reduced dollar-for-dollar by $3,500 ($3,500 is the remaining Annual Income Amount for the Annuity Year), resulting in Account Value of $115,500 before the excess withdrawal.


     . This amount ($115,500) is further reduced by 1.31% (this is the ratio in the above example which is the excess withdrawal divided by the Account Value immediately preceding the excess withdrawal) resulting in a Highest Daily Value of $113,986.95.


     . The Annual Income Amount is carried forward to the next Valuation Date of October 28. At this time, we compare this amount to 5% of the Account Value on October 28. Since the October 27 adjusted Annual Income Amount of $5,699.35 is higher than $5,650.00 (5% of $113,000), we continue to carry $5,699.35 forward to the next and final Valuation Date of October 31. The Account Value on October 31 is $119,000 and 5% of this amount is $5,950. Since this is higher than $5,699.35, the adjusted Annual Income Amount is reset to $5,950.00.


In this example, 5% of the October 31 value results in the highest amount of $5,950.00. Since this amount is higher than the current year's Annual Income Amount of $5,921.40 (adjusted for excess withdrawals), the Annual Income Amount for the next Annuity Year, starting on November 1, 2011 and continuing through October 31, 2012, will be stepped-up to $5,950.00.

NON-LIFETIME WITHDRAWAL FEATURE

You may take a one-time non-lifetime withdrawal ("Non-Lifetime Withdrawal") under Highest Daily Lifetime 6 Plus. It is an optional feature of the benefit that you can only elect at the time of your first withdrawal. The amount of the Non-Lifetime Withdrawal cannot be more than the amount that would cause the Annuity to be taken below the minimum Surrender Value after a withdrawal for your Annuity. This Non-Lifetime Withdrawal will not establish your initial Annual Income Amount and the Periodic Value described above will continue to be calculated. However, the total amount of the withdrawal will proportionally reduce all guarantees associated with the Highest Daily Lifetime 6 Plus benefit. You must tell us at the time you take the withdrawal if your withdrawal is intended to be the Non-Lifetime Withdrawal and not the first Lifetime Withdrawal under the Highest Daily Lifetime 6 Plus benefit. If you don't elect the Non-Lifetime Withdrawal, the first withdrawal you make will be the first Lifetime Withdrawal that establishes your Protected Withdrawal Value and Annual Income Amount. Once you elect to take the Non-Lifetime Withdrawal or Lifetime Withdrawals, no additional Non-Lifetime Withdrawals may be taken.

The Non-Lifetime Withdrawal will proportionally reduce the Protected Withdrawal Value and the Periodic Value guarantees on the tenth and twentieth anniversaries of the benefit effective date, described above, by the percentage the total withdrawal amount (including any applicable CDSC) represents of the then current Account Value immediately prior to the withdrawal.

If you are participating in a Systematic Withdrawal program, the first withdrawal under the program cannot be classified as the Non-Lifetime Withdrawal.

EXAMPLE - NON-LIFETIME WITHDRAWAL (PROPORTIONAL REDUCTION)

This example is purely hypothetical and does not reflect the charges for the benefit or any other fees and charges under the Annuity. It is intended to illustrate the proportional reduction of the Non-Lifetime Withdrawal under this benefit.

Assume the following:

The Issue Date is December 1, 2010

     .    The Highest Daily Lifetime 6 Plus benefit is elected on September 1,
          2011

     .    The Account Value at benefit election was $105,000

     . The Annuitant was 70 years old when he/she elected the Highest Daily Lifetime 6 Plus benefit

     . No previous withdrawals have been taken under the Highest Daily Lifetime 6 Plus benefit


On October 3, 2011, the Protected Withdrawal Value is $125,000, the 10th benefit year minimum Periodic Value guarantee is $210,000, and the 20th benefit year minimum Periodic Value guarantee is $420,000, and the Account Value is $120,000. Assuming $15,000 is withdrawn from the Annuity on October 3, 2011 and is designated as a Non-Lifetime Withdrawal, all guarantees associated with the Highest Daily Lifetime 6 Plus benefit will be reduced by the ratio the total withdrawal amount represents of the Account Value just prior to the withdrawal being taken.


HERE IS THE CALCULATION:


Withdrawal amount .......................................   $ 15,000
Divided by Account Value before withdrawal ..............   $120,000
Equals ratio ............................................       12.5%
All guarantees will be reduced by the above ratio (12.5%)
Protected Withdrawal Value ..............................   $109,375
10th benefit year Minimum Periodic Value ................   $183,750
20th benefit year Minimum Periodic Value ................   $367,500


REQUIRED MINIMUM DISTRIBUTIONS

Withdrawals that exceed the Annual Income Amount, but which you are required to take as a Required Minimum Distribution for this Annuity, will not reduce the Annual Income Amount for future years. No additional Annual Income Amounts will be available in an Annuity Year due to Required Minimum Distributions unless the Required Minimum Distribution amount is greater than the Annual Income Amount. Unless designated as a Non-Lifetime Withdrawal, Required Minimum Distributions are considered Lifetime Withdrawals. If you take a withdrawal in an Annuity Year in which your Required Minimum Distributions for that year is not greater than the Annual Income Amount, and the amount of the withdrawal exceeds the remaining Annual Income Amount for that year, we will treat the withdrawal as a withdrawal of Excess Income. Such a withdrawal of Excess Income will reduce the Annual Income Amount available in future years. If the Required Minimum Distribution (as calculated by us for your Annuity and not previously withdrawn in the current calendar year) is greater than the Annual Income Amount, an amount equal to the remaining Annual Income Amount plus the difference between the Required Minimum Distribution amount not previously withdrawn in the current calendar year and the Annual Income Amount will be available in the current Annuity Year without it being considered a withdrawal of Excess Income. In the event that a Required Minimum Distribution is calculated in a calendar year that crosses more than one Annuity Year and you choose to satisfy the entire Required Minimum Distribution for that calendar year in the next Annuity Year, the distribution taken in the next Annuity Year will reduce your Annual Income Amount in that Annuity Year by the amount of the distribution. If the Required Minimum Distribution not taken in the prior Annuity Year is greater than the Annual Income Amount as guaranteed by the benefit in the current Annuity Year, the total Required Minimum Distribution amount may be taken without being treated as a withdrawal of Excess Income.

EXAMPLE - REQUIRED MINIMUM DISTRIBUTIONS


The following example is purely hypothetical and is intended to illustrate a scenario in which the Required Minimum Distribution amount in a given Annuity Year is greater than the Annual Income Amount


Annual Income Amount = $5,000
Remaining Annual Income Amount = $3,000
Required Minimum Distribution = $6,000

The amount you may withdraw in the current Annuity Year without it being treated as an Excess Withdrawal is $4,000: ($3,000 + ($6,000 - $5,000) = $4,000).

If the $4,000 withdrawal is taken, the remaining Annual Income Amount will be zero and the remaining required minimum distribution amount of $2,000 may be taken in the subsequent Annuity Year (when your Annual Income Amount is reset to $5,000) without proportionally reducing all of the guarantees associated with the Highest Daily Lifetime 6 Plus benefit as described above. The amount you may withdraw in the subsequent Annuity Year if you stop taking withdrawals in the current Annuity Year and choose not to satisfy the Required Minimum Distribution in the current Annuity Year (assuming the Annual Income Amount in the subsequent Annuity Year is $5,000), without being treated as a withdrawal of Excess Income is $6,000. This withdrawal must comply with all IRS guidelines in order to satisfy the Required Minimum Distribution for the current calendar year.

BENEFITS UNDER HIGHEST DAILY LIFETIME 6 PLUS

..    To the extent that your Account Value was reduced to zero as a result of cumulative Lifetime Withdrawals in an Annuity Year that are less than or equal to the Annual Income Amount, and amounts are still payable under Highest Daily Lifetime 6 Plus, we will make an additional payment, if any, for that Annuity Year equal to the remaining Annual Income Amount for the Annuity Year. Thus, in that scenario, the remaining Annual Income Amount would be payable even though your Account Value was reduced to zero. In subsequent Annuity Years we make payments that equal the Annual Income Amount as described in this section. We will make payments until the death of the single designated life. After the Account Value is reduced to zero, you will not be permitted to make additional Purchase Payments to your Annuity. TO THE EXTENT THAT CUMULATIVE WITHDRAWALS IN THE ANNUITY YEAR THAT REDUCED YOUR ACCOUNT VALUE TO ZERO ARE MORE THAN THE ANNUAL INCOME AMOUNT, THE HIGHEST DAILY LIFETIME 6 PLUS BENEFIT TERMINATES, AND NO ADDITIONAL PAYMENTS ARE MADE. HOWEVER, IF A WITHDRAWAL IN THE LATTER SCENARIO WAS TAKEN TO SATISFY A REQUIRED MINIMUM DISTRIBUTION (AS DESCRIBED ABOVE) UNDER THE ANNUITY, THEN THE BENEFIT WILL NOT TERMINATE, AND WE WILL CONTINUE TO PAY THE ANNUAL INCOME AMOUNT IN SUBSEQUENT ANNUITY YEARS UNTIL THE DEATH OF THE DESIGNATED LIFE.

..    Please note that if your Account Value is reduced to zero, all subsequent payments will be treated as annuity payments. Further, payments that we make under this benefit after the Latest Annuity Date will be treated as annuity payments.

..    If annuity payments are to begin under the terms of your Annuity, or if you decide to begin receiving annuity payments and there is an Annual Income Amount due in subsequent Annuity Years, you can elect one of the following two options:

     (1) apply your Account Value, less any applicable tax charges, to any annuity option available; or

     (2) request that, as of the date annuity payments are to begin, we make annuity payments each year equal to the Annual Income Amount. If this option is elected, the Annual Income Amount will not increase after annuity payments have begun. We will make payments until the death of the single designated life. We must receive your request in a form acceptable to us at our office. If applying your Account Value, less any applicable tax charges, to the life-only annuity payment rates results in a higher annual payment, we will give you the higher annual payment.


..    In the absence of an election when mandatory annuity payments are to begin we currently make annual annuity payments in the form of a single life fixed annuity with eight payments certain, by applying the greater of the annuity rates then currently available or the annuity rates guaranteed in your Annuity. We reserve the right at any time to increase or decrease the period certain in order to comply with the Code (e.g., to shorten the period certain to match life expectancy under applicable Internal Revenue Service tables). The amount that will be applied to provide such annuity payments will be the greater of:


     (1) the present value of the future Annual Income Amount payments. Such present value will be calculated using the greater of the single life fixed annuity rates then currently available or the single life fixed annuity rates guaranteed in your Annuity; and

     (2)  the Account Value.

If no Lifetime Withdrawal was ever taken, we will calculate the Annual Income Amount as if you made your first Lifetime Withdrawal on the date the annuity payments are to begin.

OTHER IMPORTANT CONSIDERATIONS


..    Withdrawals under the Highest Daily Lifetime 6 Plus benefit are subject to all of the terms and conditions of the Annuity, including any applicable CDSC Withdrawals made while the Highest Daily Lifetime 6 Plus Benefit is in effect will be treated, for tax purposes, in the same way as any other withdrawals under the Annuity. Any withdrawals made under the benefit will be taken pro rata from the Sub-accounts (including the AST Investment Grade Bond Sub-account). If you have an active Systematic Withdrawal program running at the time you elect this benefit, the program must withdraw funds pro rata. The first Systematic Withdrawal that processes after your election of the benefit will be deemed a Lifetime Withdrawal.

..    You cannot ALLOCATE PURCHASE PAYMENTS OR TRANSFER ACCOUNT VALUE TO OR FROM
     THE AST INVESTMENT GRADE BOND SUB-ACCOUNT. A SUMMARY DESCRIPTION OF THE AST Investment Grade Bond Portfolio appears within the section entitled "Investment Objectives and Policies of The Portfolios." You can find a copy of the AST Investment Grade Bond Portfolio prospectus by going to www.prudentialannuities.com.


..    Transfers to and from the Sub-accounts, and the AST Investment Grade Bond
     Sub-account triggered by the Highest Daily Lifetime 6 Plus mathematical formula will not count toward the maximum number of free transfers allowable under an Annuity.

..    Upon inception of the benefit, 100% of your Account Value must be allocated to the Permitted Sub-accounts. We may amend the Permitted Sub-accounts from time to time. Changes to the Permitted Sub-accounts, or to the requirements as to how you may allocate your Account Value with this benefit, will apply to new elections of the benefit and may apply to current participants in the benefit. To the extent that changes apply to current participants in the benefit, they will only apply upon re-allocation of Account Value, or upon addition of subsequent Purchase Payments. That is, we will not require such current participants to re-allocate Account Value to comply with any new requirements.


..    If you elect this benefit and in connection with that election, you are required to reallocate to different Sub-accounts, then on the Valuation Day we receive your request in Good Order, we will (i) sell Units of the non-permitted Investment Options and (ii) invest the proceeds of those sales in the Sub-accounts that you have designated. During this reallocation process, your Account Value allocated to the Sub-accounts will remain exposed to investment risk, as is the case generally. The newly-elected benefit will commence at the close of business on the following Valuation Day. Thus, the protection afforded by the newly-elected benefit will not arise until the close of business on the following Valuation Day.


..    The current charge for Highest Daily Lifetime 6 Plus is 0.85% annually of the greater of the Account Value and Protected Withdrawal Value. The maximum charge for Highest Daily Lifetime 6 Plus is 1.50% annually of the greater of the Account Value and Protected Withdrawal Value. As discussed in "Highest Daily Auto Step-Up" above, we may increase the fee upon a step-up under this benefit. We deduct this charge on quarterly anniversaries of the benefit effective date, based on the values on the last Valuation Day prior to the quarterly anniversary. Thus, we deduct, on a quarterly basis, 0.2125% of the greater of the prior Valuation Day's Account Value and the prior Valuation Day's Protected Withdrawal Value. We deduct the fee pro rata from each of your Sub-accounts, including the AST Investment Grade Bond Sub-account.

If the deduction of the charge would result in the Account Value falling below the lesser of $500 or 5% of the sum of the Account Value on the effective date of the benefit plus all Purchase Payments made subsequent thereto (and any associated Purchase Credits) (we refer to this as the "Account Value Floor"), we will only deduct that portion of the charge that would not cause the Account Value to fall below the Account Value Floor. If the Account Value on the date we would deduct a charge for the benefit is less than the Account Value Floor, then no charge will be assessed for that benefit quarter. Charges deducted upon termination of the benefit may cause the Account Value to fall below the Account Value Floor. If a charge for the Highest Daily Lifetime 6 Plus benefit would be deducted on the same day we process a withdrawal request, the charge will be deducted first, then the withdrawal will be processed. The withdrawal could cause the Account Value to fall below the Account Value Floor. While the deduction of the charge (other than the final charge) may not reduce the Account Value to zero, withdrawals may reduce the Account Value to zero. If this happens and the Annual Income Amount is greater than zero, we will make payments under the benefit.

ELECTION OF AND DESIGNATIONS UNDER THE BENEFIT


For Highest Daily Lifetime 6 Plus, there must be either a single Owner who is the same as the Annuitant, or if the Annuity is entity owned, there must be a single natural person Annuitant. In either case, the Annuitant must be at least 45 years old. Any change of the Annuitant under the Annuity will result in cancellation of Highest Daily Lifetime 6 Plus. Similarly, any change of Owner will result incancellation of Highest Daily Lifetime 6 Plus, except if (a) the new Owner has the same taxpayer identification number as the previous Owner, (b) ownership is transferred from a custodian to the Annuitant, or vice versa or (c) ownership is transferred from one entity to another entity that is satisfactory to us.


Highest Daily Lifetime 6 Plus can be elected at the time that you purchase your Annuity or after the Issue Date, subject to its availability, and our eligibility rules and restrictions. If you elect Highest Daily Lifetime 6 Plus and terminate it, you can re-elect it, subject to our current rules and availability. See "Termination of Existing Benefits and Election of New Benefits" for information pertaining to elections, termination and re-election of benefits. PLEASE NOTE THAT IF YOU TERMINATE A LIVING BENEFIT AND ELECT HIGHEST DAILY LIFETIME 6 PLUS, YOU LOSE THE GUARANTEES THAT YOU HAD ACCUMULATED UNDER YOUR EXISTING BENEFIT AND YOUR GUARANTEES UNDER HIGHEST DAILY LIFETIME 6 PLUS WILL BE BASED ON THE ACCOUNT VALUE ON THE EFFECTIVE DATE OF HIGHEST DAILY LIFETIME 6 PLUS. You should consult with your Financial Professional and carefully consider whether terminating your existing benefit and electing Highest Daily Lifetime 6 Plus is appropriate for you. We reserve the right to waive, change and/or further limit the election frequency in the future.

If you wish to elect this benefit and you are currently participating in a systematic withdrawal program, amounts withdrawn under the program must be taken on a pro rata basis from your Annuity's Sub-accounts (i.e., in direct proportion to the proportion that each such Sub-account bears to your total Account Value) in order for you to be eligible for the benefit. Thus, you may not elect Highest Daily Lifetime 6 Plus so long as you participate in a systematic withdrawal program in which withdrawals are not taken pro rata.

TERMINATION OF THE BENEFIT

You may terminate Highest Daily Lifetime 6 Plus at any time by notifying us. If you terminate the benefit, any guarantee provided by the benefit will terminate as of the date the termination is effective, and certain restrictions on re-election may apply.

THE BENEFIT AUTOMATICALLY TERMINATES UPON THE FIRST TO OCCUR OF THE FOLLOWING:

(I)   YOUR TERMINATION OF THE BENEFIT,

(II)  YOUR SURRENDER OF THE ANNUITY,

(III) YOUR ELECTION TO BEGIN RECEIVING ANNUITY PAYMENTS (ALTHOUGH IF YOU HAVE ELECTED TO RECEIVE THE ANNUAL INCOME AMOUNT IN THE FORM OF ANNUITY PAYMENTS, WE WILL CONTINUE TO PAY THE ANNUAL INCOME AMOUNT),

(IV) OUR RECEIPT OF DUE PROOF OF DEATH OF THE OWNER OR ANNUITANT (FOR ENTITY-OWNED ANNUITIES)

(V)   BOTH THE ACCOUNT VALUE AND ANNUAL INCOME AMOUNT EQUAL ZERO, OR

(VI) YOU CEASE TO MEET OUR REQUIREMENTS AS DESCRIBED IN "ELECTION OF AND DESIGNATIONS UNDER THE BENEFIT" ABOVE.


Upon termination of Highest Daily Lifetime 6 Plus other than upon the death of the Annuitant or Annuitization, we impose any accrued fee for the benefit (i.e., the fee for the pro-rated portion of the year since the fee was last assessed), and thereafter we cease deducting the charge for the benefit. This final charge will be deducted even if it results in the Account Value falling below the Account Value Floor. With regard to your investment allocations, upon termination we will: (i) leave intact amounts that are held in the Permitted Sub-accounts, and (ii) unless you are participating in an asset allocation program (i.e., Custom Portfolios Program for which we are providing administrative support), transfer all amounts held in the AST Investment Grade Bond Sub-account to your variable Investment Options, pro rata (i.e. in the same proportion as the current balances in your variable Investment Options). If, prior to the transfer from the AST Investment Grade Bond Sub-account, the Account Value in the variable Investment Options is zero, we will transfer such amounts to the AST Money Market Sub-account.


If a surviving spouse elects to continue the Annuity, the Highest Daily Lifetime 6 Plus benefit terminates upon Due Proof of Death. The spouse may newly elect the benefit subject to the restrictions discussed above.


HOW HIGHEST DAILY LIFETIME 6 PLUS/SPOUSAL HIGHEST DAILY LIFETIME 6 PLUS TRANSFERS ACCOUNT VALUE BETWEEN YOUR PERMITTED SUB-ACCOUNTS AND THE AST INVESTMENT GRADE BOND SUB-ACCOUNT

An integral part of Highest Daily Lifetime 6 Plus (including Spousal Highest Daily Lifetime 6 Plus) is the pre-determined mathematical formula used to transfer Account Value between the Permitted Sub-accounts and a specified bond fund within the Advanced Series Trust (the "AST Investment Grade Bond Sub-account"). The AST Investment Grade Bond Sub-account is available only with this benefit, and thus you may not allocate Purchase Payments to or make transfers to or from the AST Investment Grade Bond Sub-account. The formula monitors your Account Value daily and, if dictated by the formula, systematically transfers amounts between the Permitted Sub-accounts you have chosen and the AST Investment Grade Bond Sub-account. The formula is set forth in Appendix C (and is described below).

As indicated above, we limit the Sub-accounts to which you may allocate Account Value if you elect Highest Daily Lifetime 6 Plus. For purposes of these benefits, we refer to those permitted Investment Options as the "Permitted Sub-accounts". Speaking generally, the formula, which is applied each Valuation Day, operates as follows. The formula starts by identifying an income basis for that day and then multiplies that figure by 5%, to produce a projected (i.e., hypothetical) income amount. Note that 5% is used in the formula, irrespective of the Annuitant's attained age. Then it produces an estimate of the total amount targeted in our allocation model, based on the projected income amount and factors set forth in the formula. In the formula, we refer to that value as the "Target Value" or "L". If you have already made a withdrawal, your projected income amount (and thus your Target Value) would take into account any automatic step-up, any subsequent Purchase Payments (including any associated Purchase Credits with respect to the X Series), and any excess withdrawals. Next, the formula subtracts from the Target Value the amount held within the AST Investment Grade Bond Sub-account on that day, and divides that difference by the amount held within the Permitted Sub-accounts That ratio, which essentially isolates the amount of your Target Value that is not offset by amounts held within the AST Investment Grade Bond Sub-account, is called the "Target Ratio" or "r". If, on each of three consecutive Valuation Days, the Target Ratio is greater than 83% but less than or equal to 84.5%, the formula will, on such third Valuation Day, make a transfer from the Permitted Sub-accounts in which you are invested (subject to the 90% cap discussed below) to the AST Investment Grade Bond Sub-account. Once a transfer is made, the three consecutive Valuation Days begin again. If, however, on any Valuation Day, the Target Ratio is above 84.5%, the formula will make a transfer from the Permitted Sub-accounts (subject to the 90% cap) to the AST Investment Grade Bond Sub-account (as described above). If the Target Ratio falls below 78% on any Valuation Day, then a transfer from the AST Investment Grade Bond Sub-account to the Permitted Sub-accounts will occur.


The formula will not execute a transfer to the AST Investment Grade Bond Sub-account that results in more than 90% of your Account Value being allocated to the AST Investment Grade Bond Sub-account ("90% cap") on that Valuation Day. Thus, on any Valuation Day, if the formula would require a transfer to the AST Investment Grade Bond Sub-account that would result in more than 90% of the Account Value being allocated to the AST Investment Grade Bond Sub-account, only the amount that results in exactly 90% of the Account Value being allocated to the AST Investment Grade Bond Sub-account will be transferred. Additionally, future transfers into the AST Investment Grade Bond Sub-account will not be made (regardless of the performance of the AST Investment Grade Bond Sub-account and the Permitted Sub-accounts) at least until there is first a transfer out of the AST Investment Grade Bond Sub-account. Once this transfer occurs out of the AST Investment Grade Bond Sub-account, future amounts may be transferred to or from the AST

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Investment Grade Bond Sub-account if dictated by the formula (subject to the 90%
cap). At no time will the formula make a transfer to the AST Investment Grade Bond Sub-account that results in greater than 90% of your Account Value being allocated to the AST Investment Grade Bond Sub-account. However, it is possible that, due to the investment performance of your allocations in the AST
Investment Grade Bond Sub-account and your allocations in the Permitted Sub-accounts you have selected, your Account Value could be more than 90% invested in the AST Investment Grade Bond Sub-account.

If you make additional Purchase Payments to your Annuity while the 90% cap is in effect, the formula will not transfer any of such additional Purchase Payments to the AST Investment Grade Bond Sub-account at least until there is first a transfer out of the AST Investment Grade Bond Sub-account, regardless of how much of your Account Value is in the Permitted Sub-accounts. This means that there could be scenarios under which, because of the additional Purchase Payments you make, less than 90% of your entire Account Value is allocated to the AST Investment Grade Bond Sub-account, and the formula will still not transfer any of your Account Value to the AST Investment Grade Bond Sub-account (at least until there is first a transfer out of the AST Investment Grade Bond Sub-account). For example,

..    September 1, 2010 - a transfer is made to the AST Investment Grade Bond
     Sub-account that results in the 90% cap being met and now $90,000 is allocated to the AST Investment Grade Bond Sub-account and $10,000 is allocated to the Permitted Sub-accounts.

..    September 2, 2010 - you make an additional Purchase Payment of $10,000. No transfers have been made from the AST Investment Grade Bond Sub-account to the Permitted Sub-accounts since the cap went into effect on September 1, 2010.

..    On September 2, 2010 - (and at least until first a transfer is made out of the AST Investment Grade Bond Sub-account under the formula) - the $10,000 payment is allocated to the Permitted Sub-accounts and on this date you have 82% in the AST Investment Grade Bond Sub-account and 18% in the Permitted Sub-accounts (such that $20,000 is allocated to the Permitted Sub-accounts and $90,000 to the AST Investment Grade Bond Sub-account).

..    Once there is a transfer out of the AST Investment Grade Bond Sub-account
     (of any amount), the formula will operate as described above, meaning that the formula could transfer amounts to or from the AST Investment Grade Bond Sub-account if dictated by the formula (subject to the 90% cap).

Under the operation of the formula, the 90% cap may come into and out of effect multiple times while you participate in the benefit. We will continue to monitor your Account Value daily and, if dictated by the formula, systematically transfer amounts between the Permitted Sub-accounts you have chosen and the AST Investment Grade Bond Sub-account as dictated by the formula.

As you can glean from the formula, investment performance of your Account Value that is negative, flat, or even moderately positive may result in a transfer of a portion of your Account Value in the Permitted Sub-accounts to the AST Investment Grade Bond Sub-account because such investment performance will tend to increase the Target Ratio. Because the amount allocated to the AST Investment Grade Bond Sub-account and the amount allocated to the Permitted Sub-accounts each is a variable in the formula, the investment performance of each affects whether a transfer occurs for your Annuity. In deciding how much to transfer, we use another formula, which essentially seeks to re-balance amounts held in the Permitted Sub-accounts and the AST Investment Grade Bond Sub-account so that the Target Ratio meets a target, which currently is equal to 80%. Once you elect Highest Daily Lifetime 6 Plus, the values we use to compare to the Target Ratio will be fixed. For newly-issued Annuities that elect Highest Daily Lifetime 6 Plus and existing Annuities that elect Highest Daily Lifetime 6 Plus in the future, however, we reserve the right to change such values.


Additionally, on each monthly Annuity Anniversary (if the monthly Annuity Anniversary does not fall on a Valuation Day, the next Valuation Day will be used), following all of the above described daily calculations, if there is money allocated to the AST Investment Grade Bond Sub-account, we will perform an additional monthly calculation to determine whether or not a transfer will be made from the AST Investment Grade Bond Sub-account to the Permitted Sub-accounts. This transfer will automatically occur provided that the Target Ratio, as described above, would be less than 83% after the transfer. The formula will not execute a transfer if the Target Ratio after this transfer would occur would be greater than or equal to 83%.


The amount of the transfer will be equal to the lesser of:

a) The total value of all your Account Value in the AST Investment Grade Bond Sub-account, or

b)   An amount equal to 5% of your total Account Value.

While you are not notified when your Annuity reaches a transfer trigger under the formula, you will receive a confirmation statement indicating the transfer of a portion of your Account Value either to or from the AST Investment Grade Bond Sub-account. The formula by which the transfer operates is designed primarily to mitigate some of the financial risks that we incur in providing the guarantee under Highest Daily Lifetime 6 Plus and Spousal Highest Daily Lifetime 6 Plus. Depending on the results of the calculations of the formula, we may, on any Valuation Day:

     . Not make any transfer between the Permitted Sub-accounts and the AST Investment Grade Bond Sub-account; or

     . If a portion of your Account Value was previously allocated to the AST Investment Grade Bond Sub-account, transfer all or a portion of those amounts to the Permitted Sub-accounts (as described above); or

     . Transfer a portion of your Account Value in the Permitted Sub-accounts to the AST Investment Grade Bond Sub-account.

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     The amount and timing of transfers to and from the AST Investment Grade
     Bond Sub-account pursuant to the formula depends upon a number of factors unique to your Annuity (and is not necessarily directly correlated with the securities markets, bond markets, or interest rates, in general) including:

     . The difference between your Account Value and your Protected Withdrawal Value;

     . How long you have owned Highest Daily Lifetime 6 Plus/Spousal Highest Daily Lifetime 6 Plus;

     .    The performance of the Permitted Sub-accounts you have chosen

     .    The performance of the AST Investment Grade Bond Sub-account;


     . The amount allocated to each of the Permitted Sub-accounts you have chosen;


     .    The amount allocated to the AST Investment Grade Bond Sub-account;

     .    Additional Purchase Payments, if any, you make to your Annuity; and

     . Withdrawals, if any, you take from your Annuity (withdrawals are taken pro rata from your Account Value).

At any given time, some, most or none of your Account Value will be allocated to the AST Investment Grade Bond Sub-account, as dictated by the formula.

The more of your Account Value that is allocated to the AST Investment Grade Bond Sub-account, the greater the impact of the performance of that Sub-account in determining whether (and how much) your Account Value is transferred back to the Permitted Sub-accounts. Further, it is possible under the formula that, if a significant portion of your Account Value is allocated to the AST Investment Grade Bond Sub-account and that Sub-account has good performance but the performance of your Permitted Sub-accounts is negative, that the formula might transfer your Account Value to the Permitted Sub-accounts. Similarly, the more you have allocated to the Permitted Sub-accounts, the greater the impact of the performance of those Permitted Sub-accounts will have on any transfer to the AST Investment Grade Bond Sub-account.

If you make additional Purchase Payments to your Annuity, they will be allocated according to your allocation instructions. Once they are allocated to your Annuity, they will also be subject to the formula described above and therefore may be transferred to the AST Investment Grade Bond Portfolio, if dictated by the formula.

Any Account Value in the AST Investment Grade Bond Sub-account will not be available to participate in the investment experience of the Permitted Sub-accounts regardless of whether there is a subsequent Sub-account decline or recovery until it is transferred out of the AST Investment Grade Bond Sub-account.

ADDITIONAL TAX CONSIDERATIONS


If you purchase an annuity as an investment vehicle for "qualified" investments, including an IRA, SEP-IRA, Tax Sheltered Annuity (or 403(b)) or employer plan under Code Section 401(a), the Required Minimum Distribution rules under the Code provide that you begin receiving periodic amounts beginning after age 70 1/2. For a Tax Sheltered Annuity or a 401(a) plan for which the participant is not a greater than five (5) percent owner of the employer, this required beginning date can generally be deferred to retirement, if later. Roth IRAs are not subject to these rules during the Owner's lifetime. The amount required under the Code may exceed the Annual Income Amount, which will cause us to increase the Annual Income Amount in any Annuity Year that Required Minimum Distributions due from your Annuity are greater than such amounts, as discussed above. In addition, the amount and duration of payments under the annuity payment provision may be adjusted so that the payments do not trigger any penalty or excise taxes due to tax considerations such as Required Minimum Distribution provisions under the tax law.


As indicated, withdrawals made while this benefit is in effect will be treated, for tax purposes, in the same way as any other withdrawals under the Annuity. Please see the Tax Considerations section for a detailed discussion of the tax treatment of withdrawals. We do not address each potential tax scenario that could arise with respect to this benefit here. However, we do note that if you participate in Highest Daily Lifetime 6 Plus through a non-qualified annuity, as with all withdrawals, once all Purchase Payments are returned under the Annuity, all subsequent withdrawal amounts will be taxed as ordinary income.


     SPOUSAL HIGHEST DAILY LIFETIME 6 PLUS INCOME BENEFIT (SHD6 PLUS)


Spousal Highest Daily Lifetime/sm/ 6 Plus (SHD6 Plus/sm/) is a lifetime guaranteed minimum withdrawal benefit, under which, subject to the terms of the benefit, we guarantee your ability to take a certain annual withdrawal amount for the lives of two spouses.

     We offer a benefit that guarantees, until the later death of two natural persons who are each other's spouses at the time of election of the benefit and at the first death of one of them (the "designated lives", and each, a "designated life"), the ability to withdraw an annual amount (the "Annual Income Amount") equal to a percentage of an initial principal value (the "Protected Withdrawal Value") regardless of the impact of Sub-account performance on the Account Value, subject to our rules regarding the timing and amount of

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withdrawals. You are guaranteed to be able to withdraw the Annual Income Amount for the lives of the designated lives, provided you have not made withdrawals of excess income that have resulted in your Account Value being reduced to zero. We also permit you to designate the first withdrawal from your Annuity as a one-time "Non-Lifetime Withdrawal." All other withdrawals from your Annuity are considered a "Lifetime Withdrawal" under the benefit. The benefit may be appropriate if you intend to make periodic withdrawals from your Annuity, wish to ensure that Sub-account performance will not affect your ability to receive annual payments, and wish either spouse to be able to continue the Spousal Highest Daily Lifetime 6 Plus benefit after the death of the first spouse. You are not required to make withdrawals as part of the benefit - the guarantees are not lost if you withdraw less than the maximum allowable amount each year under the rules of the benefit. An integral component of Spousal Highest Daily Lifetime 6 Plus is the pre-determined mathematical formula we employ that may periodically transfer your Account Value to and from the AST Investment Grade Bond Sub-account. See the section above entitled "How Highest Daily Lifetime 6 Plus/Spousal Highest Daily Lifetime 6 Plus Transfers Account Value Between Your Permitted Sub-accounts and the AST Investment Grade Bond Sub-account."

Spousal Highest Daily Lifetime 6 Plus is the spousal version of Highest Daily Lifetime 6 Plus. Currently, if you elect Spousal Highest Daily Lifetime 6 Plus and subsequently terminate the benefit, you may elect another living benefit, subject to our current rules. See "Election of and Designations under the Benefit" below and "Termination of Existing Benefits and Election of New Benefits" for details. Please note that if you terminate Spousal Highest Daily Lifetime 6 Plus and elect another benefit, you lose the guarantees that you had accumulated under your existing benefit and will begin the new guarantees under the new benefit you elect based on your Account Value as of the date the new benefit becomes active. Spousal Highest Daily Lifetime 6 Plus must be elected based on two designated lives, as described below. The youngest designated life must be at least 50 years old and the oldest designated life must be at least 55 years old when the benefit is elected. Spousal Highest Daily Lifetime 6 Plus is not available if you elect any other optional living benefit, although you may elect any optional death benefit. As long as your Spousal Highest Daily Lifetime 6 Plus Benefit is in effect, you must allocate your Account Value in accordance with the Permitted Sub-accounts and other Investment Option(s) available with this benefit. For a more detailed description of Permitted Investment Option, see the "Investment Options" section.

Although you are guaranteed the ability to withdraw your Annual Income Amount for life even if your Account Value falls to zero, if you take a withdrawal of Excess Income that brings your Account Value to zero, your Annual Income Amount also would fall to zero, and the benefit and the Annuity then would terminate. In that scenario, no further amount would be payable under the Spousal Highest Daily Lifetime 6 Plus benefit. As to the impact of such a scenario on any other optional benefit you may have, please see the applicable section in this prospectus.


KEY FEATURE - PROTECTED WITHDRAWAL VALUE

The Protected Withdrawal Value is used to calculate the initial Annual Income Amount. The Protected Withdrawal Value is separate from your Account Value and not available as cash or a lump sum. On the effective date of the benefit, the Protected Withdrawal Value is equal to your Account Value. On each Valuation Day thereafter until the date of your first Lifetime Withdrawal (excluding any Non-Lifetime Withdrawal discussed below), the Protected Withdrawal Value is equal to the "Periodic Value" described in the next paragraph.

The "Periodic Value" initially is equal to the Account Value on the effective date of the benefit. On each Valuation Day thereafter until the first Lifetime Withdrawal, we recalculate the Periodic Value. We stop determining the Periodic Value upon your first Lifetime Withdrawal after the effective date of the benefit. On each Valuation Day (the "Current Valuation Day"), the Periodic Value is equal to the greater of:

(1) the Periodic Value for the immediately preceding business day (the "Prior Valuation Day") appreciated at the daily equivalent of 6% annually during the calendar day(s) between the Prior Valuation Day and the Current Valuation Day (i.e., one day for successive Valuation Days, but more than one calendar day for Valuation Days that are separated by weekends and/or holidays), plus the amount of any Purchase Payment (including any associated Purchase Credits) made on the Current Valuation Day (the Periodic Value is proportionally reduced for any Non-Lifetime Withdrawal); and]

(2) the Account Value on the current Valuation Day.

If you have not made a Lifetime Withdrawal on or before the 10th or 20th Anniversary of the effective date of the benefit, your Periodic Value on the 10th or 20th Anniversary of the benefit effective date is equal to the greater of:

(1) the Periodic Value described above or,


(2) the sum of (a), (b) and (c) proportionally reduced for any Non-Lifetime
Withdrawal:


     (a) 200% (on the 10th anniversary) or 400% (on the 20th anniversary) of the Account Value on the effective date of the benefit including any Purchase Payments (including any associated Purchase Credits) made on that day;

     (b) 200% (on the 10th anniversary) or 400% (on the 20th anniversary) of all Purchase Payments (including any associated Purchase Credits) made within one year following the effective date of the benefit; and

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     (c)  all Purchase Payments (including any associated Purchase Credits) made after one year following the effective date of the benefit.

     In the rider for this benefit, as respects the preceding paragraph, we use the term "Guaranteed Base Value" to refer to the Account Value on the effective date of the benefit, plus the amount of any "adjusted" Purchase Payments made within one year after the effective date of the benefit. "Adjusted" Purchase Payments means Purchase Payments we receive, increased by any Purchase Credits applied to your Account Value in relation to Purchase Payments, and decreased by any fees or tax charges deducted from such Purchase Payments upon allocation to the Annuity.


Once the first Lifetime Withdrawal is made, the Protected Withdrawal Value at any time is equal to the greater of (i) the Protected Withdrawal Value on the date of the first Lifetime Withdrawal, increased for subsequent Purchase Payments (including any associated Purchase Credits) and reduced for subsequent Lifetime Withdrawals, and (ii) the highest daily Account Value upon any step-up, increased for subsequent Purchase Payments (including any associated Purchase Credits) and reduced for subsequent Lifetime Withdrawals (see below).


     KEY FEATURE - ANNUAL INCOME AMOUNT UNDER THE SPOUSAL HIGHEST DAILY LIFETIME 6 PLUS BENEFIT


     The Annual Income Amount is equal to a specified percentage of the Protected Withdrawal Value. The percentage initially depends on the age of the younger designated life on the date of the first Lifetime Withdrawal after election of the benefit. The percentages are: 4% for ages 50-64, 5% for ages 65-84, and 6% for ages 85 and older. We use the age of the younger designated life even if that designated life is no longer a participant under the Annuity due to death or divorce. Under the Spousal Highest Daily Lifetime 6 Plus benefit, if your cumulative Lifetime Withdrawals in an Annuity Year are less than or equal to the Annual Income Amount, they will not reduce your Annual Income Amount in subsequent Annuity Years, but any such withdrawals will reduce the Annual Income Amount on a dollar-for-dollar basis in that Annuity Year and also will reduce the Protected Withdrawal Value on a dollar-for-dollar basis. If your cumulative Lifetime Withdrawals in an Annuity Year are in excess of the Annual Income Amount for any Annuity Year ("Excess Income"), your Annual Income Amount in subsequent years will be reduced (except with regard to Required Minimum Distributions for this Annuity that comply with our rules) by the result of the ratio of the Excess Income to the Account Value immediately prior to such withdrawal (see examples of this calculation below). If you take withdrawals of Excess Income, only the portion of the Lifetime Withdrawal that exceeds the remaining Annual Income Amount will proportionally reduce your Protected Withdrawal Value and Annual Income Amount in future years. REDUCTIONS ARE BASED ON THE ACTUAL "GROSS" AMOUNT OF THE WITHDRAWAL, INCLUDING ANY CDSC THAT MAY APPLY. THUS, YOU SHOULD BE AWARE THAT IF YOU ASK TO RECEIVE A SPECIFIED WITHDRAWAL AMOUNT THAT ITSELF IS NOT DEEMED EXCESS INCOME, WITH THE UNDERSTANDING THAT ANY CHARGES APPLICABLE TO THAT WITHDRAWAL WILL BE ASSESSED AGAINST YOUR REMAINING ACCOUNT VALUE, THEN THE AMOUNT OF THE WITHDRAWAL EXCEEDING THE ANNUAL INCOME AMOUNT WOULD RESULT IN THE WITHDRAWAL BEING TREATED AS EXCESS INCOME.

     AS DISCUSSED IN THIS PARAGRAPH, WHEN YOU MAKE A WITHDRAWAL THAT IS SUBJECT TO A CDSC, WE WILL IDENTIFY THE AMOUNT THAT INCLUDES NOT ONLY THE AMOUNT YOU ACTUALLY RECEIVE, BUT ALSO THE AMOUNT OF THE CDSC, TO DETERMINE WHETHER YOUR WITHDRAWAL HAS EXCEEDED THE ANNUAL INCOME AMOUNT. WHEN YOU TAKE A WITHDRAWAL, YOU MAY REQUEST A "GROSS" WITHDRAWAL AMOUNT (E.G., $2000) BUT THEN HAVE ANY CDSC DEDUCTED FROM THE AMOUNT YOU ACTUALLY RECEIVE (THUS THE AMOUNT YOU ACTUALLY RECEIVE (E.G., $1800) MAY BE LESS THAN THE AMOUNT YOU DESIGNATED (E.G., $2000). THE PORTION OF SUCH A WITHDRAWAL THAT EXCEEDED YOUR ANNUAL INCOME AMOUNT (IF ANY) WOULD BE TREATED AS EXCESS INCOME AND THUS WOULD REDUCE YOUR ANNUAL INCOME AMOUNT IN SUBSEQUENT YEARS. ALTERNATIVELY, YOU MAY REQUEST THAT A "NET" WITHDRAWAL AMOUNT ACTUALLY BE PAID TO YOU (E.G., $2000), WITH THE UNDERSTANDING THAT ANY CDSC (E.G., $240) BE DEDUCTED FROM YOUR REMAINING ACCOUNT VALUE. IN THE LATTER SCENARIO, WE DETERMINE WHETHER ANY PORTION OF THE WITHDRAWAL IS TO BE TREATED AS EXCESS INCOME BY LOOKING TO THE SUM OF THE NET AMOUNT YOU ACTUALLY RECEIVE (E.G., $2000) AND THE AMOUNT OF ANY CDSC (IN THIS EXAMPLE, A TOTAL OF $2240). THE AMOUNT OF THAT SUM (E.G., THE $2000 YOU RECEIVED PLUS THE $240 FOR THE CDSC) THAT EXCEEDS YOUR ANNUAL INCOME AMOUNT WILL BE TREATED AS EXCESS INCOME - THEREBY REDUCING YOUR ANNUAL INCOME AMOUNT IN SUBSEQUENT YEARS. IN GENERAL, ONCE A WITHDRAWAL IS TREATED AS EXCESS INCOME, REGARDLESS OF WHETHER A CDSC IS ASSESSED, WE WILL PROPORTIONALLY REDUCE YOUR ANNUAL INCOME AMOUNT IN SUBSEQUENT YEARS.


You may use the Systematic Withdrawal program to make withdrawals of the Annual Income Amount. Any systematic withdrawal will be deemed a Lifetime Withdrawal under this benefit.


Any Purchase Payment that you make subsequent to the election of Spousal Highest Daily Lifetime 6 Plus and subsequent to the first Lifetime Withdrawal will (i) increase the then-existing Annual Income Amount by an amount equal to a percentage of the Purchase Payment (including any associated Purchase Credits) based on the age of the younger designated life at the time of the first Lifetime Withdrawal (the percentages are: 4% for ages 50-64, 5% for ages 65-84, and 6% for ages 85 and older, and (ii) increase the Protected Withdrawal Value by the amount of the Purchase Payment (including any associated Purchase Credits).


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If your Annuity permits additional Purchase Payments, we may limit any additional Purchase Payment(s) if we determine that as a result of the timing and amounts of your additional Purchase Payments and withdrawals, the Annual Income Amount is being increased in an unintended fashion. Among the factors we will use in making a determination as to whether an action is designed to increase the Annual Income Amount in an unintended fashion is the relative size of additional Purchase Payment(s). We reserve the right to not accept additional Purchase Payments if we are not then offering this benefit for new elections. We will exercise such reservation of right for all annuity purchasers in the same class in a nondiscriminatory manner.

HIGHEST DAILY AUTO STEP-UP


An automatic step-up feature ("Highest Daily Auto Step-Up") is part of this benefit. As detailed in this paragraph, the Highest Daily Auto Step-Up feature can result in a larger Annual Income Amount subsequent to your first Lifetime Withdrawal. The Highest Daily Step-Up starts with the anniversary of the Issue Date of the Annuity (the "Annuity Anniversary") immediately after your first Lifetime Withdrawal under the benefit. Specifically, upon the first such Annuity Anniversary, we identify the Account Value on each Valuation Day within the immediately preceding Annuity Year after your first Lifetime Withdrawal. Having identified the highest daily value (after all daily values have been adjusted for subsequent Purchase Payments and withdrawals), we then multiply that value by a percentage that varies based on the age of the younger designated life on the Annuity Anniversary as of which the step-up would occur. The percentages are 4% for ages 50-64, 5% for ages 65-84, and 6% for ages 85 and older. If that value exceeds the existing Annual Income Amount, we replace the existing amount with the new, higher amount. Otherwise, we leave the existing Annual Income Amount intact. We will not automatically increase your Annual Income Amount solely as a result of your attaining a new age that is associated with a new age-based percentage. The Account Value on the Annuity Anniversary is considered the last daily step-up value of the Annuity Year. In later years (i.e., after the first Annuity Anniversary after the first Lifetime Withdrawal), we determine whether an automatic step-up should occur on each Annuity Anniversary by performing a similar examination of the Account Values that occurred on Valuation Days during the year. Taking Lifetime Withdrawals could produce a greater difference between your Protected Withdrawal Value and your Account Value, which may make a Highest Daily Auto Step-up less likely to occur. At the time that we increase your Annual Income Amount, we also increase your Protected Withdrawal Value to equal the highest daily value upon which your step-up was based only if that results in an increase to the Protected Withdrawal Value. Your Protected Withdrawal Value will never be decreased as a result of an income step-up. If, on the date that we implement a Highest Daily Auto Step-Up to your Annual Income Amount, the charge for Spousal Highest Daily Lifetime 6 Plus has changed for new purchasers, you may be subject to the new charge at the time of such step-up. Prior to increasing your charge for Spousal Highest Daily Lifetime 6 Plus upon a step-up, we would notify you, and give you the opportunity to cancel the automatic step-up feature. If you receive notice of a proposed step-up and accompanying fee increase, you should carefully evaluate whether the amount of the step-up justifies the increased fee to which you will be subject. Any such increased charge will not be greater than the maximum charge set forth in the table entitled "Your Optional Benefit Fees and Charges".

If you are enrolled in a Systematic Withdrawal program, we will not automatically increase the withdrawal amount when there is an increase to the Annual Income Amount. You must notify us in order to increase the withdrawal amount of any Systematic Withdrawal program.


The Spousal Highest Daily Lifetime 6 Plus benefit does not affect your ability to take withdrawals under your Annuity, or limit your ability to take withdrawals that exceed the Annual Income Amount. Under Spousal Highest Daily Lifetime 6 Plus, if your cumulative Lifetime Withdrawals in an Annuity Year are less than or equal to the Annual Income Amount, they will not reduce your Annual Income Amount in subsequent Annuity Years, but any such withdrawals will reduce the Annual Income Amount on a dollar-for-dollar basis in that Annuity Year. If, cumulatively, you withdraw an amount less than the Annual Income Amount in any Annuity Year, you cannot carry-over the unused portion of the Annual Income Amount to subsequent Annuity Years.

Because each of the Protected Withdrawal Value and Annual Income Amount is determined in a way that is not solely related to Account Value, it is possible for the Account Value to fall to zero, even though the Annual Income Amount remains.

Examples of dollar-for-dollar and proportional reductions, and the Highest Daily Auto Step-Up are set forth below. The values shown here are purely hypothetical, and do not reflect the charges for the Spousal Highest Daily Lifetime 6 Plus benefit or any other fees and charges under the Annuity. Assume the following for all three examples:

     .    The Issue Date is November 1, 2010

     . The Spousal Highest Daily Lifetime 6 Plus benefit is elected on August 1, 2011

     . The younger designated life was 70 years old when he/she elected the Spousal Highest Daily Lifetime 6 Plus benefit.

EXAMPLE OF DOLLAR-FOR-DOLLAR REDUCTIONS

On October 24, 2011, the Protected Withdrawal Value is $120,000, resulting in an Annual Income Amount of $6,000 (since the younger designated life is between the ages of 65 and 84 at the time of the first Lifetime Withdrawal, the Annual Income Amount is 5% of the Protected Withdrawal Value, in this case 5% of $120,000). Assuming $2,500 is withdrawn from the Annuity on this date, the remaining Annual Income Amount for that Annuity Year (up to and including October 31, 2011) is $3,500. This is the result of a dollar-for-dollar reduction of the Annual Income Amount ($6,000 less $2,500 = $3,500).

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EXAMPLE OF PROPORTIONAL REDUCTIONS

Continuing the previous example, assume an additional withdrawal of $5,000 occurs on October 27, 2011 and the Account Value at the time and immediately prior to this withdrawal is $118,000. The first $3,500 of this withdrawal reduces the Annual Income Amount for that Annuity Year to $0. The remaining withdrawal amount of $1,500 - reduces the Annual Income Amount in future Annuity Years on a proportional basis based on the ratio of the excess withdrawal to the Account Value immediately prior to the excess withdrawal. (Note that if there were other withdrawals in that Annuity Year, each would result in another proportional reduction to the Annual Income Amount).


Here is the calculation:



Account Value before Lifetime Withdrawal ......................   $118,000.00
Less amount of "non" excess withdrawal ........................   $  3,500.00
Account Value immediately before excess withdrawal of $1,500 ..   $114,500.00
Excess withdrawal amount ......................................   $  1,500.00
Ratio .........................................................          1.31%
Annual Income Amount ..........................................   $  6,000.00
Less ratio of 1.31% ...........................................   $     78.60
Annual Income Amount for future Annuity Years .................   $  5,921.40


EXAMPLE OF HIGHEST DAILY AUTO STEP-UP

On each Annuity Anniversary date after the first Lifetime Withdrawal, the Annual Income Amount is stepped-up if the appropriate percentage (based on the younger designated life's age on that Annuity Anniversary) of the highest daily value since your first Lifetime Withdrawal (or last Annuity Anniversary in subsequent years), adjusted for withdrawals and additional Purchase Payments (including any associated Purchase Credits), is higher than the Annual Income Amount, adjusted for excess withdrawals and additional Purchase Payments (including any associated Purchase Credits).


Continuing the same example as above, the Annual Income Amount for this Annuity Year is $6,000. However, the excess withdrawal on October 27 reduces the amount to $5,921.40 for future years (see above). For the next Annuity Year, the Annual Income Amount will be stepped up if 5% (since the youngest designated life is between 65 and 84 on the date of the potential step-up) of the highest daily Account Value adjusted for withdrawals and Purchase Payments (including any associated Purchase Credits), is higher than $5,921.40. Here are the calculations for determining the daily values. Only the October 26 value is being adjusted for excess withdrawals as the October 28 and October 31 Valuation Days occur after the excess withdrawal on October 27.



                                        Highest Daily
                                            Value       Adjusted Annual
                                        (adjusted for    Income Amount
                                       withdrawal and     (5% of the
                                          Purchase          Highest
Date*                  Account value     Payments)**     Daily Value)
--------------------   -------------   --------------   ---------------
October 26, 2011 ...    $119,000.00      $119,000.00       $5,950.00
October 27, 2011 ...    $113,000.00      $113,986.95       $5,699.35
October 28, 2011 ...    $113,000.00      $113,986.95       $5,699.35
October 31, 2011 ...    $119,000.00      $119,000.00       $5,950.00


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*    In this example, the Annuity Anniversary date is November 1. The Valuation
     Dates are every day following the first Lifetime Withdrawal. In subsequent Annuity Years Valuation Dates will be every day following the Annuity Anniversary. The Annuity Anniversary Date of November 1 is considered the final Valuation Date for in the Annuity Year.


** In this example, the first daily value after the first Lifetime Withdrawal is $119,000 on October 26, resulting in an adjusted Annual Income Amount of $5,950.00. This amount is adjusted on October 27 to reflect the $5,000 withdrawal. The calculations for the adjustments are:

     . The Account Value of $119,000 on October 26 is first reduced dollar-for-dollar by $3,500 ($3,500 is the remaining Annual Income Amount for the Annuity Year), resulting in an Account Value of $115,500 before the excess withdrawal.


     . This amount ($115,500) is further reduced by 1.31% (this is the ratio in the above example which is the excess withdrawal divided by the Account Value immediately preceding the excess withdrawal) resulting in a Highest Daily Value of $113,986.95.


     . The adjusted Annual Income Amount is carried forward to the next Valuation Date of October 28. At this time, we compare this amount to 5% of the Account Value on October 28. Since the October 27 adjusted Annual Income Amount of $5,699.35 is higher than $5,650.00 (5% of $113,000), we continue to carry $5,699.35 forward to the next and final Valuation Day of October 31. The Account Value on October 31 is $119,000 and 5% of this amount is $5,950. Since this is higher than $5,699.35, the adjusted Annual Income Amount is reset to $5,950.00.


In this example, 5% of the October 31 value results in the highest amount of $5,950.00. Since this amount is higher than the current year's Annual Income Amount of $5,921.40 (adjusted for excess withdrawals), the Annual Income Amount for the next Annuity Year, starting on November 1, 2011 and continuing through October 31, 2012, will be stepped-up to $5,950.00.

NON-LIFETIME WITHDRAWAL FEATURE

You may take a one-time non-lifetime withdrawal ("Non-Lifetime Withdrawal") under Spousal Highest Daily Lifetime 6 Plus. It is an optional feature of the benefit that you can only elect at the time of your first withdrawal. The amount of the Non-Lifetime Withdrawal cannot be more than the amount that would cause the Annuity to be taken below the minimum Surrender Value after a withdrawal for your Annuity. This Non-Lifetime Withdrawal will not establish our initial Annual Income Amount and the Periodic Value above will continue to be calculated. However, the total amount of the withdrawal will proportionally reduce all guarantees associated with the Spousal Highest Daily Lifetime 6 Plus benefit. You must tell us at the time you take the withdrawal if your withdrawal is intended to be the Non-Lifetime Withdrawal and not the first Lifetime Withdrawal under the Spousal Highest Daily Lifetime 6 Plus benefit. If you don't elect the Non-Lifetime Withdrawal, the first withdrawal you make will be the first Lifetime Withdrawal that establishes your Protected Withdrawal Value and Annual Income Amount. Once you elect the Non-Lifetime Withdrawal or Lifetime Withdrawals, no additional Non-Lifetime withdrawals may be taken.

The Non-Lifetime Withdrawal will proportionally reduce the Protected Withdrawal Value and the Periodic Value guarantees on the tenth and twentieth anniversaries of the benefit effective date, described above, by the percentage the total withdrawal amount (including any applicable CDSC) represents of the then current Account Value immediately prior to the time of the withdrawal. If you are participating in a Systematic Withdrawal program, the first withdrawal under the program cannot be classified as the Non-Lifetime Withdrawal.

EXAMPLE - NON-LIFETIME WITHDRAWAL (PROPORTIONAL REDUCTION)

This example is purely hypothetical and does not reflect the charges for the benefit or any other fees and charges under the Annuity. It is intended to illustrate the proportional reduction of the Non-Lifetime Withdrawal under this benefit.

Assume the following:

     .    The Issue Date is December 1, 2010

     . The Spousal Highest Daily Lifetime 6 Plus benefit is elected on September 1, 2011

     .    The Account Value at benefit election was $105,000

     . The younger designated life was 70 years old when he/she elected the Spousal Highest Daily Lifetime 6 Plus benefit

     . No previous withdrawals have been taken under the Spousal Highest Daily Lifetime 6 Plus benefit


On October 3, 2011, the Protected Withdrawal Value is $125,000, the 10th benefit year minimum Periodic Value guarantee is $210,000 and the 20th benefit year minimum Periodic Value guarantee is $420,000, and the Account Value is $120,000. Assuming $15,000 is withdrawn from the Annuity on October 3, 2011 and is designated as a Non-Lifetime Withdrawal, all guarantees associated with the Spousal Highest Daily Lifetime 6 Plus benefit will be reduced by the ratio the total withdrawal amount represents of the Account Value just prior to the withdrawal being taken. Here is the calculation:


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Withdrawal amount ..........................................   $ 15,000
Divided by Account Value before withdrawal .................   $120,000
Equals ratio ...............................................       12.5%
All guarantees will be reduced by the above ratio (12.5%)
Protected Withdrawal Value .................................   $109,375
10th benefit year Minimum Periodic Value ...................   $183,750
20th benefit year Minimum Periodic Value ...................   $367,500


REQUIRED MINIMUM DISTRIBUTIONS

Withdrawals that exceed the Annual Income Amount, but which you are required to take as a Required Minimum Distribution for this Annuity, will not reduce the Annual Income Amount for future years. No additional Annual Income Amounts will be available in an Annuity Year due to Required Minimum Distributions unless the Required Minimum Distribution amount is greater than the Annual Income Amount. Unless designated as a Non-Lifetime Withdrawal, Required Minimum Distributions are considered Lifetime Withdrawals. If you take a withdrawal in an Annuity Year in which your Required Minimum Distribution for that year is not greater than the Annual Income Amount, and the amount of the withdrawal exceeds the remaining Annual Income Amount for that year, we will treat the withdrawal as a withdrawal of Excess Income. Such a withdrawal of Excess Income will reduce the Annual Income Amount available in future years. If the Required Minimum Distribution (as calculated by us for your Annuity and not previously withdrawn in the current calendar year) is greater than the Annual Income Amount, an amount equal to the remaining Annual Income Amount plus the difference between the Required Minimum Distribution amount not previously withdrawn in the current calendar year and the Annual Income Amount will be available in the current Annuity Year without it being considered a withdrawal of Excess Income. In the event that a Required Minimum Distribution is calculated in a calendar year that crosses more than one Annuity Year and you choose to satisfy the entire Required Minimum Distribution for that calendar year in the next Annuity Year, the distribution taken in the next Annuity Year will reduce your Annual Income Amount in that Annuity Year by the amount of the distribution. If the Required Minimum Distribution not taken in the prior Annuity Year is greater than the Annual Income Amount as guaranteed by the benefit in the current Annuity Year, the total Required Minimum Distribution amount may be taken without being treated as a withdrawal of Excess Income.

EXAMPLE - REQUIRED MINIMUM DISTRIBUTIONS

The following example is purely hypothetical and is intended to illustrate a scenario in which the Required Minimum Distribution amount in a given Annuity Year is greater than the Annual Income Amount.

Annual Income Amount = $5,000
Remaining Annual Income Amount = $3,000
Required Minimum Distribution = $6,000

The amount you may withdraw in the current Annuity Year without it being treated as an Excess Withdrawal is $4,000. ($3,000 + ($6,000 - $5,000) = $4,000).

If the $4,000 withdrawal is taken, the remaining Annual Income Amount will be zero and the remaining Required Minimum Distribution amount of $2,000 may be taken in the subsequent Annuity Year (when your Annual Income Amount is reset to $5,000) without proportionally reducing all guarantees associated with the Spousal Highest Daily Lifetime 6 Plus benefit as described above. The amount you may withdraw in the subsequent Annuity Year if you stop taking withdrawals in the current Annuity Year and choose not to satisfy the Required Minimum Distribution in the current Annuity Year (assuming the Annual Income Amount in the subsequent Annuity Year is $5,000) without being treated as a withdrawal of Excess Income is $6,000. This withdrawal must comply with all IRS guidelines in order to satisfy the Required Minimum Distribution for the current calendar year.

BENEFITS UNDER SPOUSAL HIGHEST DAILY LIFETIME 6 PLUS

     . To the extent that your Account Value was reduced to zero as a result of cumulative Lifetime Withdrawals in an Annuity Year that are less than or equal to the Annual Income Amount, and amounts are still payable under Spousal Highest Daily Lifetime 6 Plus, we will make an additional payment, if any, for that Annuity Year equal to the remaining Annual Income Amount for the Annuity Year. Thus, in that scenario, the remaining Annual Income Amount would be payable even though your Account Value was reduced to zero. In subsequent Annuity Years we make payments that equal the Annual Income Amount as described in this section. We will make payments until the death of the first of the designated lives to die, and will continue to make payments until the death of the second designated life as long as the designated lives were spouses at the time of the first death. After the Account Value is reduced to zero, you are not permitted to make additional Purchase Payments to your Annuity. TO THE EXTENT THAT CUMULATIVE WITHDRAWALS IN THE ANNUITY YEAR THAT REDUCED YOUR ACCOUNT VALUE TO ZERO ARE MORE THAN THE ANNUAL INCOME AMOUNT, THE SPOUSAL HIGHEST DAILY LIFETIME 6 PLUS BENEFIT TERMINATES, AND NO ADDITIONAL PAYMENTS WILL BE MADE. HOWEVER, IF A WITHDRAWAL IN THE LATTER SCENARIO WAS TAKEN TO SATISFY A REQUIRED MINIMUM DISTRIBUTION (AS DESCRIBED ABOVE) UNDER THE ANNUITY THEN THE BENEFIT WILL NOT TERMINATE, AND WE WILL CONTINUE TO PAY THE ANNUAL INCOME AMOUNT IN SUBSEQUENT ANNUITY YEARS UNTIL THE DEATH OF THE SECOND DESIGNATED LIFE PROVIDED THE DESIGNATED LIVES WERE SPOUSES AT THE DEATH OF THE FIRST DESIGNATED LIFE.

     . Please note that if your Account Value is reduced to zero, all subsequent payments will be treated as annuity payments. Further, payments that we make under this benefit after the Latest Annuity Date will be treated as annuity payments.

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     .    If annuity payments are to begin under the terms of your Annuity, or if you decide to begin receiving annuity payments and there is an Annual Income Amount due in subsequent Annuity Years, you can elect one of the following two options:

     (1)  apply your Account Value to any annuity option available; or


     (2) request that, as of the date annuity payments are to begin, we make annuity payments each year equal to the Annual Income Amount. We will make payments until the first of the designated lives to die, and will continue to make payments until the death of the second designated life as long as the designated lives were spouses at the time of the first death. If, due to death of a designated life or divorce prior to Annuitization, only a single designated life remains, then annuity payments will be made as a life annuity for the lifetime of the designated life. We must receive your request in a form acceptable to us at our office. If applying your Account Value, less any applicable tax charges, to our current life only (or joint life, depending on the number of designated lives remaining) annuity payment rates results in a higher annual payment, we will give you the higher annual payment.


     . In the absence of an election when mandatory annuity payments are to begin, we currently make annual annuity payments as a joint and survivor or single (as applicable) life fixed annuity with eight payments certain, by applying the greater of the annuity rates then currently available or the annuity rates guaranteed in your Annuity. We reserve the right at any time to increase or decrease the certain period in order to comply with the Code (e.g., to shorten the period certain to match life expectancy under applicable Internal Revenue Service tables). The amount that will be applied to provide such annuity payments will be the greater of:

          (1) the present value of the future Annual Income Amount payments. Such present value will be calculated using the greater of the joint and survivor or single (as applicable) life fixed annuity rates then currently available or the joint and survivor or single (as applicable) life fixed annuity rates guaranteed in your Annuity; and

          (2)  the Account Value.

If no Lifetime Withdrawal was ever taken, we will calculate the Annual Income Amount as if you made your first Lifetime Withdrawal on the date the annuity payments are to begin.

OTHER IMPORTANT CONSIDERATIONS


     . Withdrawals under the Spousal Highest Daily Lifetime 6 Plus benefit are subject to all of the terms and conditions of the Annuity, including
         any applicable CDSC.   Withdrawals made while the Spousal Highest
         Daily Lifetime 6 Plus Benefit is in effect will be treated, for tax purposes, in the same way as any other withdrawals under the Annuity. Any withdrawals made under the benefit will be taken pro rata from the Sub-accounts (including the AST Investment Grade Bond Sub- account).
         If you have an active Systematic Withdrawal program running at the time you elect this benefit, the program must withdraw funds pro-rata. The first Systematic Withdrawal that processes after your election of the benefit will be deemed a Lifetime Withdrawal.


..    You cannot allocate Purchase Payments or transfer Account Value to or from the AST Investment Grade Bond Sub-account. A summary description of the AST Investment Grade Bond Portfolios appears in the prospectus section entitled "What Are The Investment Objectives and Policies of The Portfolios?" In addition, you can find a copy of the AST Investment Grade Bond Portfolio prospectus by going to www.prudentialannuities.com.



..    Transfers to and from the elected Sub-accounts, and the AST Investment
     Grade Bond Sub-account triggered by the Spousal Highest Daily Lifetime 6 Plus mathematical formula will not count toward the maximum number of free transfers allowable under an Annuity.

..    Upon inception of the benefit, 100% of your Account Value must be allocated to the Permitted Sub-accounts. We may amend the Permitted Sub-accounts from time to time. Changes to Permitted Sub-accounts, or to the requirements as to how you may allocate your Account Value with this benefit, will apply to new elections of the benefit and may apply to current participants in the benefit. To the extent that changes apply to current participants in the benefit, they will apply only upon re- allocation of Account Value, or upon addition of additional Purchase Payments. That is, we will not require such current participants to re-allocate Account Value to comply with any new requirements.


..    If you elect this benefit and in connection with that election, you are required to reallocate to different Sub-accounts, then on the Valuation Day we receive your request in Good Order, we will (i) sell Units of the non-permitted Investment Options and (ii) invest the proceeds of those sales in the Sub-accounts that you have designated. During this reallocation process, your Account Value allocated to the Sub-accounts will remain exposed to investment risk, as is the case generally. The newly-elected benefit will commence at the close of business on the following Valuation Day. Thus, the protection afforded by the newly-elected benefit will not arise until the close of business on the following Valuation Day.


..    The current charge for Spousal Highest Daily Lifetime 6 Plus is 0.95%
     annually of the greater of Account Value and Protected Withdrawal Value. The maximum charge for Spousal Highest Daily Lifetime 6 Plus is 1.50% annually of the greater of the Account Value and Protected Withdrawal Value. We deduct this charge on quarterly anniversaries of the benefit effective date, based on the values on the last Valuation Day prior to the quarterly anniversary. Thus, we deduct, on a quarterly basis, 0.2375% of the greater of the prior Valuation Day's Account Value, or the prior Valuation Day's Protected Withdrawal Value. We deduct the fee pro rata from each of your Sub-accounts, including the AST Investment Grade Bond Sub-account.


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If the deduction of the charge would result in the Account Value falling below the lesser of $500 or 5% of the sum of the Account Value on the effective date of the benefit plus all Purchase Payments made subsequent thereto (and any associated Purchase Credits) (we refer to this as the "Account Value Floor"), we will only deduct that portion of the charge that would not cause the Account Value to fall below the Account Value Floor. If the Account Value on the date we would deduct a charge for the benefit is less than the Account Value Floor, then no charge will be assessed for that benefit quarter. Charges deducted upon termination of the benefit may cause the Account Value to fall below the Account Value Floor. If a charge for the Spousal Highest Daily Lifetime 6 Plus benefit would be deducted on the same day we process a withdrawal request, the charge will be deducted first, then the withdrawal will be processed. The withdrawal could cause the Account Value to fall below the Account Value Floor. While the deduction of the charge (other than the final charge) may not reduce the Account Value to zero, withdrawals may reduce the Account Value to zero. If this happens and the Annual Income Amount is greater than zero, we will make payments under the benefit and the Death Benefit (described above) will not be payable.

ELECTION OF AND DESIGNATIONS UNDER THE BENEFIT

Spousal Highest Daily Lifetime 6 Plus can only be elected based on two designated lives. Designated lives must be natural persons who are each other's spouses at the time of election of the benefit and at the death of the first of the designated lives to die. Currently, Spousal Highest Daily Lifetime 6 Plus only may be elected where the Owner, Annuitant, and Beneficiary designations are as follows:


..    One Annuity Owner, where the Annuitant and the Owner are the same person and the sole Beneficiary is the Owner's spouse. The younger Owner/Annuitant and the Beneficiary must be at least 50 years old and the older must be at least 55 years old at the time of election; or

..    Co-Annuity Owners, where the Owners are each other's spouses. The
     Beneficiary designation must be the surviving spouse, or the spouses named equally. One of the Owners must be the Annuitant. The younger Owner must be at least 50 years old and the older Owner must be at least 55 years old at the time of election; or

..    One Annuity Owner, where the Owner is a custodial account established to hold retirement assets for the benefit of the Annuitant pursuant to the provisions of Section 408(a) of the Internal Revenue Code (or any successor Code section thereto) ("Custodial Account"), the Beneficiary is the Custodial Account, and the spouse of the Annuitant is the Contingent Annuitant. The younger of the Annuitant and the Contingent Annuitant must be at least 50 years old and the older must be at least 55 years old at the time of election.


We do not permit a change of Owner under this benefit, except as follows: (a) if one Owner dies and the surviving spousal Owner assumes the Annuity, or (b) if the Annuity initially is co-owned, but thereafter the Owner who is not the Annuitant is removed as Owner. We permit changes of Beneficiary designations under this benefit, however if the Beneficiary is changed, the benefit may not be eligible to be continued upon the death of the first designated life. If the designated lives divorce, the Spousal Highest Daily Lifetime 6 Plus benefit may not be divided as part of the divorce settlement or judgment. Nor may the divorcing spouse who retains ownership of the Annuity appoint a new designated life upon re-marriage.

Spousal Highest Daily Lifetime 6 Plus can be elected at the time that you purchase your Annuity or after the Issue Date, subject its availability, and our eligibility rules and restrictions. If you elect Spousal Highest Daily Lifetime 6 Plus and terminate it, you can re-elect it, subject to our current rules and availability. See "Termination of Existing Benefits and Election of New Benefits" for information pertaining to elections, termination and re-election of benefits. PLEASE NOTE THAT IF YOU TERMINATE A LIVING BENEFIT AND ELECT SPOUSAL HIGHEST DAILY LIFETIME 6 PLUS, YOU LOSE THE GUARANTEES THAT YOU HAD ACCUMULATED UNDER YOUR EXISTING BENEFIT, AND YOUR GUARANTEES UNDER SPOUSAL HIGHEST DAILY LIFETIME 6 PLUS WILL BE BASED ON YOUR ACCOUNT VALUE ON THE EFFECTIVE DATE OF SPOUSAL HIGHEST DAILY LIFETIME 6 PLUS. You should carefully consider whether terminating your existing benefit and electing a new benefit is appropriate for you. We reserve the right to waive, change and/or further limit the election frequency in the future.

If you wish to elect this benefit and you are currently participating in a systematic withdrawal program, amounts withdrawn under the program must be taken on a pro rata basis from your Annuity's Sub-accounts (i.e., in direct proportion to the proportion that each such Sub-account bears to your total Account Value) in order for you to be eligible for the benefit. Thus, you may not elect Spousal Highest Daily Lifetime 6 Plus so long as you participate in a systematic withdrawal program in which withdrawals are not taken pro rata.

TERMINATION OF THE BENEFIT

You may terminate the benefit at any time by notifying us. If you terminate the benefit, any guarantee provided by the benefit will terminate as of the date the termination is effective, and certain restrictions on re-election may apply.

THE BENEFIT AUTOMATICALLY TERMINATES UPON THE FIRST TO OCCUR OF THE FOLLOWING:

     . UPON OUR RECEIPT OF DUE PROOF OF DEATH OF THE FIRST DESIGNATED LIFE, IF THE SURVIVING SPOUSE OPTS TO TAKE THE DEATH BENEFIT UNDER THE ANNUITY (RATHER THAN CONTINUE THE ANNUITY) OR IF THE SURVIVING SPOUSE IS NOT AN ELIGIBLE DESIGNATED LIFE;

     .    UPON THE DEATH OF THE SECOND DESIGNATED LIFE;

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     .    YOUR TERMINATION OF THE BENEFIT;

     .    YOUR SURRENDER OF THE ANNUITY;

     . YOUR ELECTION TO BEGIN RECEIVING ANNUITY PAYMENTS (ALTHOUGH IF YOU HAVE ELECTED TO TAKE ANNUITY PAYMENTS IN THE FORM OF THE ANNUAL INCOME AMOUNT, WE WILL CONTINUE TO PAY THE ANNUAL INCOME AMOUNT);

     .    BOTH THE ACCOUNT VALUE AND ANNUAL INCOME AMOUNT EQUAL ZERO; AND


     . YOU CEASE TO MEET OUR REQUIREMENTS AS DESCRIBED IN "ELECTION OF AND DESIGNATIONS UNDER THE BENEFIT".

          Upon termination of Spousal Highest Daily Lifetime 6 Plus other than upon the death of the second Designated Life or Annuitization, we impose any accrued fee for the benefit (i.e., the fee for the pro-rated portion of the year since the fee was last assessed), and thereafter we cease deducting the charge for the benefit. This final charge will be deducted even if it results in the Account Value falling below the Account Value Floor. With regard to your investment allocations, upon termination we will: (i) leave intact amounts that are held in the Permitted Sub-accounts, and (ii) unless you are participating in an asset allocation program (i.e., Custom Portfolios Program), transfer all amounts held in the AST Investment Grade Bond Sub-account to your variable Investment Options, pro rata (i.e. in the same proportion as the current balances in your variable Investment Options). If, prior to the transfer from the AST Investment Grade Bond Sub-account, the Account Value in the variable Investment Options is zero, we will transfer such amounts to the AST Money Market Sub-account.


HOW SPOUSAL HIGHEST DAILY LIFETIME 6 PLUS TRANSFERS ACCOUNT VALUE BETWEEN YOUR PERMITTED SUB-ACCOUNTS AND THE AST INVESTMENT GRADE BOND SUB-ACCOUNT. See "How Highest Daily Lifetime 6 Plus/Spousal Highest Daily Lifetime 6 Plus Transfers Account Value Between Your Permitted Sub-accounts and the AST Investment Grade Bond Sub-account" above for information regarding this component of the benefit.

ADDITIONAL TAX CONSIDERATIONS


If you purchase an annuity as an investment vehicle for "qualified" investments, including an IRA, SEP-IRA, Tax Sheltered Annuity (or 403(b)) or employer plan under Code Section 401(a), the Required Minimum Distribution rules under the Code provide that you begin receiving periodic amounts beginning after age 70 1/2. For a Tax Sheltered Annuity or a 401(a) plan for which the participant is not a greater than five (5) percent owner of the employer, this required beginning date can generally be deferred to retirement, if later. Roth IRAs are not subject to these rules during the Owner's lifetime. The amount required under the Code may exceed the Annual Income Amount, which will cause us to increase the Annual Income Amount in any Annuity Year that Required Minimum Distributions due from your Annuity are greater than such amounts, as discussed above. In addition, the amount and duration of payments under the annuity payment provisions may be adjusted so that the payments do not trigger any penalty or excise taxes due to tax considerations such as Required Minimum Distribution provisions under the tax law.


As indicated, withdrawals made while this benefit is in effect will be treated, for tax purposes, in the same way as any other withdrawals under the Annuity. Please see the Tax Considerations section for a detailed discussion of the tax treatment of withdrawals. We do not address each potential tax scenario that could arise with respect to this benefit here. However, we do note that if you participate in Spousal Highest Daily Lifetime 6 Plus through a non-qualified annuity, as with all withdrawals, once all Purchase Payments are returned under the Annuity, all subsequent withdrawal amounts will be taxed as ordinary income.

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GUARANTEED RETURN OPTION PLUS II (GRO PLUS II)


Guaranteed Return Option/sm/ Plus II (GRO Plus II/sm/) is a form of "guaranteed minimum accumulation benefit" that guarantees a specified Account Value at one or more dates in the future. If you participate in this benefit, you are subject to the predetermined mathematical formula described below that transfers Account Value between your Sub-accounts and an AST bond portfolio Sub-account.


Under GRO Plus II, we guarantee that on the seventh anniversary of benefit election, and each anniversary thereafter, the Account Value will be not less than the Account Value on the date that the benefit is added to your Annuity (adjusted for subsequent Purchase Payments and withdrawals as detailed below) ..We refer to this initial guarantee as the "base guarantee." In addition to the base guarantee, GRO Plus II offers the possibility of an enhanced guarantee. You may "manually" lock in an enhanced guarantee once per "benefit year" (i.e., a year beginning on the date you acquired the benefit and each anniversary thereafter) if your Account Value on that Valuation Day exceeds the amount of any outstanding base guarantee or enhanced guarantee. If you elect to manually lock-in an enhanced guarantee on an anniversary of the effective date of the benefit, that lock-in will not count towards the one elective manual lock-in you may make each benefit year. We guarantee that the Account Value locked-in by that enhanced guarantee will not be any less seven years later, and each anniversary of that date thereafter. In addition, you may elect an automatic enhanced guarantee feature under which, if your Account Value on a benefit anniversary exceeds the highest existing guarantee by 7% or more, we guarantee that such Account Value will not be any less seven benefit anniversaries later and each benefit anniversary thereafter. You may maintain only one enhanced guarantee in addition to your base guarantee. Thus, when a new enhanced guarantee is created, it cancels any existing enhanced guarantee. However, the fact that an enhanced guarantee was effected automatically on a benefit anniversary does not prevent you from "manually" locking-in an enhanced guarantee during the ensuing benefit year. In addition, the fact that you "manually" locked in an enhanced guarantee does not preclude the possibility of an automatic enhanced guarantee on the subsequent benefit anniversary. You may elect to terminate an enhanced guarantee without also terminating the base guarantee. If you do, any amounts held in the AST bond portfolio Sub-account (which is used as part of a pre-determined mathematical formula used with this benefit) with respect to that enhanced guarantee will be transferred to your other Sub-accounts in accordance with your most recent allocation instructions, and if none exist, then pro rata to your variable Sub-accounts (see below "Key Feature - Allocation of Account Value"). Amounts held in an AST bond portfolio Sub-account with respect to the base guarantee will not be transferred as a result of the termination of an enhanced guarantee. You may not lock in an enhanced guarantee, either manually or through our optional automatic program, within seven years prior to the Latest Annuity Date (please see "Annuity Options" for further information). This also applies to a new Owner who has acquired the Annuity from the original Owner.

In this section, we refer to a date on which the Account Value is guaranteed to be present as the "maturity date". If the Account Value on the maturity date is less than the guaranteed amount, we will contribute funds from our general account to bring your Account Value up to the guaranteed amount. If the maturity date is not a Valuation Day, then we would contribute such an amount on the next Valuation Day. We will allocate any such amount to each Sub-account (other than the AST bond portfolio Sub-account used with this benefit and described below) in accordance with your most recent allocation instructions, which means: a) the Custom Portfolio Program or, b) if you are not participating in this program, then such amounts will be allocated to your Sub-accounts on a pro rata basis. Regardless of whether we need to contribute funds at the end of a Guarantee Period, we will at that time transfer all amounts held within the AST bond portfolio Sub-account associated with the maturing guarantee in accordance with your most recent allocation instructions, which means: a) the Custom Portfolio Program or, b) if you are not participating in this program, then such amounts will be allocated to you Sub-accounts on a pro rata basis. If the former (i.e., an asset allocation program), your Account Value will be transferred according to the program. Any addition or transferred amount may be subsequently re-allocated based on the predetermined mathematical formula described below.

The guarantees provided by the benefit exist only on the applicable maturity date(s). However, due to the ongoing monitoring of your Account Value, and the transfer of Account Value to support your future guarantees, the benefit may provide some protection from significant Sub-account losses. For this same reason, the benefit may limit your ability to benefit from Sub-account increases while it is in effect.


We increase both the base guarantee and any enhanced guarantee by the amount of each Purchase Payment (including any associated Purchase Credits) made subsequent to the date that the guarantee was established. For example, if the effective date of the benefit was January 3, 2011 and the Account Value was $100,000 on that date, then a $30,000 Purchase Payment made on March 30, 2012 would increase the base guarantee amount to $130,000.


If you make a withdrawal (including any CDSC), we effect a proportional reduction to each existing guarantee amount. We calculate a proportional reduction by reducing each existing guarantee amount by the percentage represented by the ratio of the withdrawal amount (including any CDSC) to your Account Value immediately prior to the withdrawal.

If you make a withdrawal, we will deduct the withdrawal amount pro rata from each of your Sub-accounts (including the AST bond portfolio Sub-account used with this benefit).

EXAMPLE

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This example is purely hypothetical and does not reflect the charges for the benefit or any other fees and charges under the Annuity. It is intended to illustrate the proportional reduction of a withdrawal on each guarantee amount under this benefit.Assume the following:

     .    The Issue Date is December 1, 2010

     .    The benefit is elected on December 1, 2010

     . The Account Value on December 1, 2010 is $200,000, which results in a base guarantee of $200,000

     .    An enhanced guarantee amount of $350,000 is locked in on December 1,
          2011

     .    The Account Value immediately prior to the withdrawal is equal to
          $380,000

     .    No CDSC is applicable

If a withdrawal of $50,000 is taken on December 15, 2011, all guarantee amounts will be reduced by the ratio of the total withdrawal amount to the Account Value just prior to the withdrawal being taken.

Here is the calculation (figures are rounded):


..   Withdrawal Amount ............................................   $ 50,000
..   Divided by Account Value before withdrawal ...................   $380,000
..   Equals ratio .................................................      13.16%
..   All guarantees will be reduced by the above ratio (13.16%)
..   Base guarantee amount ........................................   $173,680
..   Enhanced guarantee amount ....................................   $303,940


KEY FEATURE - ALLOCATION OF ACCOUNT VALUE FOR GRO PLUS II AND HIGHEST DAILY
GRO II


We limit the Sub-accounts to which you may allocate Account Value if you elect GRO Plus II or Highest Daily GRO II (HD GRO II)(see below for information pertaining to HD GRO II). For purposes of these benefits, we refer to those permitted Investment Options (other than the required bond portfolio Sub-accounts discussed below) as the "Permitted Sub-accounts."


GRO Plus II and HD GRO II use a predetermined mathematical formula to help manage your guarantees through all market cycles. The formula applicable to you may not be altered once you elect the benefit. However, subject to regulatory approval, we do reserve the right to amend the formula for newly-issued Annuities that elect or re-elect GRO Plus II and HD GRO II and for existing Annuities that elect the benefit post-issue. This required formula helps us manage our financial exposure under GRO Plus II and HD GRO II, by moving assets out of certain Sub-accounts if dictated by the formula (see below). In essence, we seek to preserve Account Value, by transferring them to a more stable option (i.e., one or more specified bond Portfolios of Advanced Series Trust). We refer to the Sub-accounts corresponding to these bond Portfolios collectively as the "AST bond portfolio Sub-accounts". The formula also contemplates the transfer of Account Value from an AST bond portfolio Sub-account to the other Sub-accounts. The formula is set forth in Appendix D of this prospectus. A summary description of each AST bond portfolio Sub-account appears within the prospectus section entitled "What Are The Investment Objectives and Policies Of The Portfolios?" You will be furnished with a prospectus describing the AST bond Portfolios. In addition, you can find a copy of the AST bond portfolio prospectus by going to www.prudentialannuities.com.


For purposes of operating the formula applicable to GRO Plus II and HD GRO II, we have included within this Annuity several AST bond portfolio Sub-accounts. Each AST bond portfolio is unique, in that its underlying investments generally mature at different times. For example, there would be an AST bond portfolio whose underlying investments generally mature in 2020, an AST bond portfolio whose underlying investments generally mature in 2021, and so forth. As discussed below, the formula determines the appropriate AST bond portfolio Sub-account to which Account Value is transferred. We will introduce new AST bond portfolio Sub-accounts in subsequent years, to correspond generally to the length of new guarantee periods that are created under this benefit (and the Highest Daily GRO II benefit). If you have elected GRO Plus II or HD GRO II, you may have Account Value allocated to an AST bond portfolio Sub-account only by operation of the formula, and thus you may not allocate Purchase Payments to or make transfers to or from an AST bond portfolio Sub-account.

Although we employ several AST bond portfolio Sub-accounts for purposes of the benefit, the formula described in the next paragraph operates so that your Account Value may be allocated to only one AST bond portfolio Sub-account at one time. The formula determines the appropriate AST Bond Portfolio Sub-account to which Account Value is transferred. On any day a transfer into or out of the AST bond portfolio Sub-account is made the formula may dictate that a transfer out of one AST bond portfolio Sub-account be made into another AST bond portfolio Sub-account. Any transfer into an AST bond portfolio Sub-account will be directed to the AST bond portfolio Sub-account associated with the "current liability", as described below. As indicated, the AST bond portfolio Sub-accounts are employed with this benefit to help us mitigate the financial risks under our guarantee. Thus, in accordance with the formula applicable to you under the benefit, we determine which AST bond portfolio Sub-account your Account Value is transferred to, and under what circumstances a transfer is made.


In general, the formula works as follows. On each Valuation Day, the formula automatically performs an analysis with respect to each guarantee that is outstanding. For each outstanding guarantee, the formula begins by determining the present value on that Valuation Day that, if appreciated at the applicable "discount rate", would equal the applicable guarantee amount on the maturity date. As detailed in the

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formula, the discount rate is an interest rate determined by taking a benchmark index used within the financial services industry and then reducing that interest rate by a prescribed adjustment. Once selected, we do not change the applicable benchmark index (although we do reserve the right to use a new benchmark index if the original benchmark is discontinued). The greatest of each such present value is referred to as the "current liability" in the formula. The formula compares the current liability to the amount of your Account Value held within the AST bond portfolio Sub-account and to your Account Value held within the Permitted Sub-accounts. If the current liability, reduced by the amount held within the AST bond portfolio Sub-account, and divided by the amount held within the Permitted Sub-accounts, exceeds an upper target value (currently, 85%), then the formula will make a transfer into the AST bond portfolio Sub-account, in the amount dictated by the formula (subject to the 90% cap discussed below). If the current liability, reduced by the amount held within the AST bond portfolio Sub-account, and divided by the amount within the Permitted Sub-accounts, is less than a lower target value (currently, 79%), then the formula will transfer Account Value from the AST bond portfolio Sub-account into the Permitted Sub-accounts, in the amount dictated by the formula.


The formula will not execute a transfer to the AST bond portfolio Sub-account that results in more than 90% of your Account Value being allocated to the AST bond portfolio Sub-account ("90% cap"). Thus, on any Valuation Day, if the formula would require a transfer to the AST bond portfolio Sub-account that would result in more than 90% of the Account Value being allocated to the AST bond portfolio Sub-account, only the amount that results in exactly 90% of the Account Value being allocated to the AST bond portfolio Sub-account will be transferred. Additionally, future transfers into the AST bond portfolio Sub-account will not be made (regardless of the performance of the AST bond portfolio Sub-account and the Permitted Sub-accounts) at least until there is first a transfer out of the AST bond portfolio Sub-account. Once this transfer occurs out of the AST bond portfolio Sub-account, future amounts may be transferred to or from the AST bond portfolio Sub-account if dictated by the formula (subject to the 90% cap). At no time will the formula make a transfer to the AST bond portfolio Sub-account that results in greater than 90% of your Account Value being allocated to the AST bond portfolio Sub-account. However, it is possible that, due to the investment performance of your allocations in the AST bond portfolio Sub-account and your allocations in the Permitted Sub-accounts you have selected, your Account Value could be more than 90% invested in the AST bond portfolio Sub-account. If you make additional Purchase Payments to your Annuity while the 90% cap is in effect, the formula will not transfer any of such additional Purchase Payments to the AST bond portfolio Sub-account at least until there is first a transfer out of the AST bond portfolio Sub-account, regardless of how much of your Account Value is in the Permitted Sub-accounts. This means that there could be scenarios under which, because of the additional Purchase Payments you make, less than 90% of your entire Account Value is allocated to the AST bond portfolio Sub-account, and the formula will still not transfer any of your Account Value to the AST bond portfolio Sub-account (at least until there is first a transfer out of the AST bond portfolio Sub-account).


For example,


     . March 17, 2011 - a transfer is made to the AST bond portfolio Sub-account that results in the 90% cap being met and now $90,000 is allocated to the AST bond portfolio Sub-account and $10,000 is allocated to the Permitted Sub-accounts.

     . March 18, 2011 - you make an additional Purchase Payment of $10,000. No transfers have been made from the AST bond portfolio Sub-account to the Permitted Sub-accounts since the cap went into effect on March 17, 2011.

     . On March 18, 2011 (and at least until first a transfer is made out of the AST bond portfolio Sub-account under the formula) - the $10,000 payment is allocated to the Permitted Sub-accounts and on this date you have 82% in the AST bond portfolio Sub-account and 18% in the Permitted Sub-accounts (such that $20,000 is allocated to the Permitted Sub-accounts and $90,000 to the AST bond portfolio Sub-account).


     . Once there is a transfer out of the AST bond portfolio Sub-account (of any amount), the formula will operate as described above, meaning that the formula could transfer amounts to or from the AST bond portfolio Sub-account if dictated by the formula (subject to the 90% cap).

          Under the operation of the formula, the 90% cap may come into and out of effect multiple times while you participate in the benefit. We will continue to monitor your Account Value daily and, if dictated by the formula, systematically transfer amounts between the Permitted Sub-accounts you have chosen and the AST bond portfolio Sub-account as dictated by the formula.

          As discussed above, each Valuation Day, the formula analyzes the difference between your Account Value and your guarantees, as well as how long you have owned the benefit, and determines if any portion of your Account Value needs to be transferred into or out of the AST bond portfolio Sub-accounts. Therefore, at any given time, some, none, or most of your Account Value may be allocated to the AST bond portfolio Sub-accounts.

          The amount that is transferred to and from the AST bond portfolio Sub-accounts pursuant to the formula depends upon a number of factors unique to your Annuity (and is not necessarily directly correlated with the securities markets, bond markets, or interest rates, in general) including:

          . The difference between your Account Value and your guarantee amount(s);

          .    The amount of time until the maturity of your guarantee(s);

          . The amount invested in, and the performance of, the Permitted Sub-accounts;

          . The amount invested in, and the performance of, the AST bond portfolio Sub-accounts;

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


          . The discount rate used to determine the present value of your guarantee(s);

          . Additional Purchase Payments, if any, that you make to the Annuity; and

     .    Withdrawals, if any, taken from the Annuity.


     Any amounts invested in the AST bond portfolio Sub-accounts will affect your ability to participate in a subsequent market recovery within the Permitted Sub-accounts. Conversely, the Account Value may be higher at the beginning of the market recovery, e.g. more of the Account Value may have been protected from decline and volatility than it otherwise would have been had the benefit not been elected. The AST bond portfolio Sub-accounts are available only with certain optional living benefits, and you may not allocate Purchase Payments to or transfer Account Value to or from the AST bond portfolio Sub-accounts.


     Transfers under the formula do not impact any guarantees under the benefit that have already been locked-in.

     ELECTION/CANCELLATION OF THE BENEFIT


GRO Plus II can be elected on the Issue Date of your Annuity, or on any Valuation Day thereafter as long as the benefit is available, provided that your Account Value is allocated in a manner permitted with the benefit and that you otherwise meet our eligibility rules. You may elect GRO Plus II only if the oldest of the Owner and Annuitant is 84 or younger on the date of election. GRO Plus II is not available if you participate in any other optional living benefit. However, GRO Plus II may be elected together with any optional death benefit.

GRO PLUS II WILL TERMINATE AUTOMATICALLY UPON: (A) THE DEATH OF THE OWNER OR THE ANNUITANT (IN AN ENTITY OWNED CONTRACT), UNLESS THE ANNUITY IS CONTINUED BY THE SURVIVING SPOUSE; (B) AS OF THE DATE ACCOUNT VALUE IS APPLIED TO BEGIN ANNUITY PAYMENTS; (C) AS OF THE ANNIVERSARY OF BENEFIT ELECTION THAT IMMEDIATELY PRECEDES THE CONTRACTUALLY-MANDATED LATEST ANNUITY DATE, OR (D) UPON FULL SURRENDER OF THE ANNUITY. IF YOU ELECT TO TERMINATE THE BENEFIT, GRO PLUS II WILL NO LONGER PROVIDE ANY GUARANTEES. THE CHARGE FOR THE GRO PLUS II BENEFIT WILL NO LONGER BE DEDUCTED FROM YOUR ACCOUNT VALUE UPON TERMINATION OF THE BENEFIT.

If you elect this benefit, and in connection with that election you are required to reallocate to different Investment Options permitted under this benefit, then on the Valuation Day on which we receive your request in Good Order, we will (i) sell Units of the non-permitted Investment Options and (ii) invest the proceeds of those sales in the permitted Investment Options that you have designated. During this reallocation process, your Account Value allocated to the Sub-accounts will remain exposed to investment risk, as is the case generally. The protection afforded by the newly-elected benefit will not arise until the close of business on the following Valuation Day.

If you wish, you may cancel the GRO Plus II benefit. You may also cancel an enhanced guarantee, but leave the base guarantee intact. Upon cancellation, you may elect any other currently available living benefit on any Valuation Day after you have cancelled the GRO Plus II benefit, provided that your Account Value is allocated in a manner permitted with that new benefit and that you otherwise meet our eligibility rules. Upon cancellation of the GRO Plus II benefit, any Account Value allocated to the AST bond portfolio Sub-account used with the formula will be reallocated to the Permitted Sub-accounts according to your most recent allocation instructions or, in absence of such instructions, pro rata (i.e., in direct proportion to your current allocations). Upon your re-election of GRO Plus II, Account Value may be transferred between the AST bond portfolio Sub-accounts and the Permitted Sub-accounts according to the predetermined mathematical formula (see "Key Feature - Allocation of Account Value" above for more details). You also should be aware that upon cancellation of the GRO Plus II benefit, you will lose all guarantees that you had accumulated under the benefit. Thus, the guarantees under any newly-elected benefit will be based on your current Account Value at benefit effectiveness. The benefit you elect or re-elect may be more expensive than the benefit you cancel. Once the GRO Plus II benefit is canceled you are not required to re-elect another optional living benefit and any subsequent benefit election may be made on or after the first Valuation Day following the cancellation of the GRO Plus II benefit provided that the benefit you are looking to elect is available at that time and on a post-issue basis.


SPECIAL CONSIDERATIONS UNDER GRO PLUS II

This benefit is subject to certain rules and restrictions, including, but not limited to the following:

..    Upon inception of the benefit, 100% of your Account Value must be allocated to the Permitted Sub-accounts. The Permitted Sub-accounts are those described in the Investment Option section of this prospectus

..    Transfers as dictated by the formula will not count toward the maximum number of free transfers allowable under the Annuity.

..    Any amounts applied to your Account Value by us on a maturity date will not be treated as "investment in the contract" for income tax purposes.

..    Only systematic withdrawal programs in which amounts withdrawn are being taken on a pro rata basis from your Annuity's Sub-accounts (i.e., in direct proportion to the proportion that each such Sub-account bears to your total Account Value) will be permitted if you participate in GRO Plus II. Thus, you may not elect GRO Plus II so long as you participate in a systematic withdrawal program in which withdrawals are not taken pro rata. Similarly, if you currently participate in GRO Plus II, we will allow you to add a systematic withdrawal program only if withdrawals under the program are to be taken pro rata.

..    As the time remaining until the applicable maturity date(s) gradually decreases, the benefit may become increasingly sensitive to moves to an AST bond portfolio Sub-account.

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CHARGES UNDER THE BENEFIT

We deduct an annualized charge equal to 0.60% of the average daily net assets of the Sub-accounts (including any AST bond portfolio Sub-account) for participation in the GRO Plus II benefit. The annualized charge is deducted daily. The charge is deducted to compensate us for: (a) the risk that your Account Value on a maturity date is less than the amount guaranteed and (b) administration of the benefit.

HIGHEST DAILY GUARANTEED RETURN OPTION II (HD GRO II)


Highest Daily/sm/ Guaranteed Return Option/sm/ II (HD GRO II/sm/) is a form of "guaranteed minimum accumulation benefit" that guarantees a specified Account Value at one or more dates in the future. If you participate in this benefit, you are subject to a predetermined mathematical formula that transfers Account Value between your Sub-accounts and an AST bond portfolio Sub-account.


HD GRO II creates a series of separate guarantees, each of which is based on the highest Account Value attained on a day during the applicable time period. As each year of your participation in the benefit passes, we create a new guarantee. Each guarantee then remains in existence until the date on which it matures (unless the benefit terminates sooner). We refer to each date on which the specified Account Value is guaranteed as the "maturity date" for that guarantee. HD GRO II will not create a guarantee if the maturity date of that guarantee would extend beyond the Latest Annuity Date. This is true even with respect to a new Owner who has acquired the Annuity from the original Owner.

The guarantees provided by the benefit exist only on the applicable maturity date(s). However, due to the ongoing monitoring of your Account Value, and the transfer of Account Value to support your future guarantees, the benefit may provide some protection from significant Sub-account losses. For this same reason, the benefit may limit your ability to benefit from Sub-account increases while it is in effect.


The initial guarantee is created on the day that the HD GRO II benefit is added to your Annuity. We guarantee that your Account Value on the tenth anniversary of that day (we refer to each such anniversary as a "benefit anniversary") will not be less than your Account Value on the day that the HD GRO II benefit was added to your Annuity. Each benefit anniversary thereafter, we create a new guarantee. With respect to each such subsequent guarantee, we identify the highest Account Value that occurred between the date of that benefit anniversary and the date on which HD GRO II was added to your Annuity. We guarantee that your Account Value ten years after that benefit anniversary will be no less than the highest daily Account Value (adjusted for Purchase Payments and withdrawals, as described below) that occurred during that time period. The following example illustrates the time period over which we identify the highest daily Account Value for purposes of each subsequent guarantee under the benefit. If the date of benefit election were January 6, 2011, we would create a guarantee on January 6 of each subsequent year. For example, we would create a guarantee on January 6, 2015 based on the highest Account Value occurring between January 6, 2011 and January 6, 2015, and that guarantee would mature on January 6, 2025. As described below, we adjust each of the guarantee amounts for Purchase
Payments (and any associated Purchase Credits) and withdrawals.


If the Account Value on the maturity date is less than the guaranteed amount, we will contribute funds from our general account to bring your Account Value up to the guaranteed amount. If the maturity date is not a Valuation Day, then we would contribute such an amount on the next Valuation Day. We will allocate any such amount to each Sub-account (other than the AST bond portfolio Sub-account used with this benefit and described below) in accordance with your most recent allocations instructions. Regardless of whether we need to contribute funds at the end of a guarantee period, we will at that time transfer all amounts held within the AST bond portfolio Sub-account associated with the maturing guarantee to your other Sub-accounts on a pro rata basis, unless your Account Value is either (1) being allocated according to an asset allocation program or (2) at that time allocated entirely to an AST bond portfolio Sub-account. If the former (i.e., an asset allocation program), your Account Value will be transferred according to the program. If the latter (i.e., an AST bond portfolio Sub-account), then your Account Value will be transferred to the Sub-accounts permitted with this benefit according to your most recent allocation instructions. Any addition or transferred amount may subsequently be re-allocated based on the predetermined mathematical formula described below.


We increase the amount of each guarantee that has not yet reached its maturity date, as well as the highest daily Account Value that we calculate to establish a guarantee, by the amount of each subsequent Purchase Payment (including any associated Purchase Credits) made prior to the applicable maturity date. For example, if the effective date of the benefit was January 4, 2011, and there was an initial guaranteed amount that was set at $100,000 maturing January 4, 2021, and a second guaranteed amount that was set at $120,000 maturing January 4, 2022, then a $30,000 Purchase Payment made on March 30, 2012 would increase the guaranteed amounts to $130,000 and $150,000, respectively.


If you make a withdrawal (including any CDSC), we effect a proportional reduction to each existing guarantee amount. We calculate a proportional reduction by reducing each existing guarantee amount by the percentage represented by the ratio of the withdrawal amount (including any CDSC) to your Account Value immediately prior to the withdrawal.

If you make a withdrawal, we will deduct the withdrawal amount pro rata from each of your Sub-accounts (including the AST bond portfolio Sub-account used with this benefit).

EXAMPLE

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This example is purely hypothetical and does not reflect the charges for the benefit or any other fees and charges under the Annuity. It is intended to illustrate the proportional reduction of a withdrawal on each guarantee amount under this benefit.

Assume the following:

     .    The Issue Date is December 1, 2010

     .    The benefit is elected on December 1, 2010

     . The Account Value on December 1, 2010 is $200,000, which results in an initial guarantee of $200,000

     .    An additional guarantee amount of $350,000 is locked in on December 1,
          2011

     .    The Account Value immediately prior to the withdrawal is equal to
          $380,000

     .    No CDSC is applicable

If a withdrawal of $50,000 is taken on December 15, 2011, all guarantee amounts will be reduced by the ratio the total withdrawal amount represents of the Account Value just prior to the withdrawal being taken.


Here is the calculation (figures are rounded):



..   Withdrawal Amount ............................................   $ 50,000
..   Divided by Account Value before withdrawal ...................   $380,000
..   Equals ratio .................................................      13.16%
..   All guarantees will be reduced by the above ratio (13.16%)
..   Initial guarantee amount .....................................   $173,680
..   Additional guarantee amount ..................................   $303,940


KEY FEATURE - ALLOCATION OF ACCOUNT VALUE


We limit the Sub-accounts to which you may allocate Account Value if you elect HD GRO II. For purposes of this benefit, we refer to those permitted Investment Options (other than the AST bond portfolio used with this benefit) as the "Permitted Sub-accounts".


HD GRO II uses a predetermined mathematical formula to help manage your guarantees through all market cycles. The formula, and its manner of operation, is the same as that for GRO Plus II. Please see "Key Feature - Allocation of Account Value" in the GRO Plus II section of this prospectus for a discussion of the mathematical formula.

ELECTION/CANCELLATION OF THE BENEFIT

HD GRO II can be elected on the Issue Date of your Annuity, or on any Valuation Day thereafter as long as the benefit is available, provided that your Account Value is allocated in a manner permitted with the benefit and you otherwise meet our eligibility requirements. You may elect HD GRO II only if the oldest of the Owner and Annuitant is 84 or younger on the date of election. If you currently participate in a living benefit that may be cancelled, you may terminate that benefit at any time and elect HD GRO II. However you will lose all guarantees that you had accumulated under the previous benefit. The initial guarantee under HD GRO II will be based on your current Account Value at the time the new benefit becomes effective on your Annuity.

HD GRO II is not available if you participate in any other living benefit. However, HD GRO II may be elected together with any optional death benefit.


HD GRO II WILL TERMINATE AUTOMATICALLY UPON: (A) THE DEATH OF THE OWNER OR THE ANNUITANT (IN AN ENTITY OWNED CONTRACT), UNLESS THE ANNUITY IS CONTINUED BY THE SURVIVING SPOUSE; (B) AS OF THE DATE ACCOUNT VALUE IS APPLIED TO BEGIN ANNUITY PAYMENTS; (C) AS OF THE ANNIVERSARY OF BENEFIT ELECTION THAT IMMEDIATELY PRECEDES THE CONTRACTUALLY-MANDATED LATEST ANNUITY DATE, OR (D) UPON FULL SURRENDER OF THE ANNUITY. IF YOU ELECT TO TERMINATE THE BENEFIT, HD GRO II WILL NO LONGER PROVIDE ANY GUARANTEES. THE CHARGE FOR THE HD GRO II BENEFIT WILL NO LONGER BE DEDUCTED FROM YOUR ACCOUNT VALUE UPON TERMINATION OF THE BENEFIT.

If you elect this benefit, and in connection with that election you are required to reallocate to different Investment Options permitted under this benefit, then on the Valuation Day on which we receive your request in Good Order, we will (i) sell Units of the non-permitted Investment Options and (ii) invest the proceeds of those sales in the permitted Investment Options that you have designated. During this reallocation process, your Account Value allocated to the Sub-accounts will remain exposed to investment risk, as is the case generally. The protection afforded by the newly-elected benefit will not arise until the close of business on the following Valuation Day.


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If you wish, you may cancel the HD GRO II benefit. You may then elect any other currently available living benefit on any Valuation Day after you have cancelled the HD GRO II benefit, provided that your Account Value is allocated in the manner permitted with that new benefit and you otherwise meet our eligibility requirements. Upon cancellation of the HD GRO II benefit, any Account Value allocated to the AST bond portfolio Sub-accounts used with the formula will be reallocated to the Permitted Sub-accounts according to your most recent allocation instructions or, in absence of such instructions, pro rata (i.e., in direct proportion to your current allocations). Upon your re-election of HD GRO II, Account Value may be transferred between the AST bond portfolio Sub-accounts and the other Sub-accounts according to the predetermined mathematical formula (see "Key Feature - Allocation of Account Value" section for more details). You also should be aware that upon cancellation of the HD GRO II benefit, you will lose all guarantees that you had accumulated under the benefit. Thus, the guarantees under your newly-elected benefit will be based on your current Account Value at the time the new benefit becomes effective. The benefit you elect or re-elect may be more expensive than the benefit you cancel.


SPECIAL CONSIDERATIONS UNDER HD GRO II

This benefit is subject to certain rules and restrictions, including, but not limited to the following:

..    Upon inception of the benefit, 100% of your Account Value must be allocated to the Permitted Sub-accounts. The Permitted Sub-accounts are those described in the Investment Option section. Transfers as dictated by the formula will not count toward the maximum number of free transfers allowable under the Annuity.

..    Any amounts applied to your Account Value by us on a maturity date will not be treated as "investment in the contract" for income tax purposes.

..    As the time remaining until the applicable maturity date gradually decreases, the benefit may become increasingly sensitive to moves to an AST bond portfolio Sub-account.

..    Only systematic withdrawal programs in which amounts withdrawn are being taken on a pro rata basis from your Annuity's Sub-accounts (i.e., in direct proportion to the proportion that each such Sub-account bears to your total Account Value) will be permitted if you participate in HD GRO II. Thus, you may not elect HD GRO II so long as you participate in a systematic withdrawal program in which withdrawals are not taken pro rata. Similarly, if you currently participate in HD GRO II, we will allow you to add a systematic withdrawal program only if withdrawals under the program are to be taken pro rata.

CHARGES UNDER THE BENEFIT

We deduct an annualized charge equal to 0.60% of the average daily net assets of the Sub-accounts (including any AST bond portfolio Sub-account) for participation in the HD GRO II benefit. The annualized charge is deducted daily. The charge is deducted to compensate us for: (a) the risk that your Account Value on the maturity date is less than the amount guaranteed and (b) administration of the benefit.


            MINIMUM DEATH BENEFITS AND OPTIONAL DEATH BENEFIT RIDERS


TRIGGERS FOR PAYMENT OF THE DEATH BENEFIT


Each Annuity provides a Death Benefit prior to Annuitization. If the Annuity is owned by one or more natural persons, the Death Benefit is payable upon the death of the Owner (or the first to die, if there are multiple Owners). If an Annuity is owned by an entity, the Death Benefit is payable upon the Annuitant's death if there is no Contingent Annuitant. Generally, if a Contingent Annuitant was designated before the Annuitant's death and the Annuitant dies, then the Contingent Annuitant becomes the Annuitant and a Death Benefit will not be paid upon the Annuitant's death. The person upon whose death the Death Benefit is paid is referred to below as the "decedent." Where an Annuity is structured so that it is owned by a grantor trust but the Annuitant is not the grantor, then the Annuity is required to terminate upon the death of the grantor if the grantor pre-deceases the Annuitant under Section 72(s) of the Code. Under this circumstance, the Surrender Value will be paid out to the trust and is not eligible for the Death Benefit provided under the Annuity.


We determine the amount of the Death Benefit as of the date we receive "Due Proof of Death". Due Proof of Death can be met only if each of the following is submitted to us in Good Order: (a) a death certificate or similar documentation acceptable to us (b) all representations we require or which are mandated by applicable law or regulation in relation to the death claim and the payment of death proceeds and (c) any applicable election of the method of payment of the death benefit by at least one Beneficiary (if not previously elected by the Owner). We must be made aware of the entire universe of eligible Beneficiaries in order for us to have received Due Proof of Death. Any given Beneficiary must submit the written information we require in order to be paid his/her share of the Death Benefit.


Once we have received Due Proof of Death, each eligible Beneficiary may take his/her portion of the Death Benefit in one of the forms described in this prospectus (e.g., distribution of the entire interest in the Annuity within 5 years after the date of death, or as periodic payments over a period not extending beyond the life or life expectancy of the Beneficiary).


After our receipt of Due Proof of Death, we automatically transfer any remaining Death Benefit to the AST Money Market Sub-account. However, between the date of death and the date that we transfer any remaining Death Benefit to the AST Money Market Sub-account, THE AMOUNT OF THE DEATH BENEFIT COULD BE SUBJECT TO MARKET FLUCTUATIONS.

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EXCEPTIONS TO AMOUNT OF DEATH BENEFIT

There are certain exceptions to the amount of the Death Benefit:

Submission of Due Proof of Death within one year. If we receive Due Proof of Death more than one year after the date of death, we reserve the right to limit the Death Benefit to the Account Value on the date we receive Due Proof of Death (i.e., we would not pay the basic Death Benefit or any Optional Death Benefit). We reserve the right to waive or extend the one year day period on a non-discriminatory basis.

Death Benefit Suspension Period. You also should be aware that there is a Death Benefit suspension period. If the decedent was not the Owner or Annuitant as of the Issue Date (or within 60 days thereafter) and did not become the Owner or Annuitant due to the prior Owner's or Annuitant's death, any Death Benefit (including any optional Death Benefit) that applies will be suspended for a two-year period as to that person from the date he or she first became Owner or Annuitant. While the two year suspension is in effect, the Death Benefit amount will equal the Account Value. Thus, if you had elected an Optional Death benefit, and the suspension were in effect, you would be paying the fee for the Optional Death Benefit even though during the suspension period your Death Benefit would be limited to the Account Value. After the two-year suspension period is completed the Death Benefit is the same as if the suspension period had not been in force. See the section of the prospectus above generally with regard to changes of Owner or Annuitant that are allowable.

With respect to a Beneficiary Annuity, the Death Benefit is triggered by the death of the beneficial Owner (or the Key Life, if entity owned). However, if the Annuity is held as a Beneficiary Annuity, the Owner is an entity, and the Key Life is already deceased, then no Death Benefit is payable upon the death of the beneficial Owner.


MINIMUM DEATH BENEFIT

Each Annuity provides a minimum Death Benefit at no additional charge. The amount of the minimum Death Benefit is equal to the greater of:

     . The sum of all Purchase Payments you have made since the Issue Date of the Annuity (excluding any Purchase Credits) until the date of Due Proof of Death, reduced proportionally by the ratio of the amount of any withdrawal to the Account Value immediately prior to the withdrawal; AND

     .    Your Account Value.

OPTIONAL DEATH BENEFIT


One optional Death Benefit is offered for purchase with your Annuity to provide an enhanced level of protection for your Beneficiaries. The optional Death Benefit is called the Highest Anniversary Value Death Benefit. This optional Death Benefit is also available if your Annuity is held as a Beneficiary Annuity. Investment restrictions apply if you elect the optional Death Benefit. See the chart in the "Investment Options" section of the prospectus for a list of Investment Options available and permitted with the benefit. If subsequent to your election of the optional Death Benefit, we change our requirements as to how your Account Value must be allocated, we will not compel you to re-allocate your Account Value in accordance with our newly-adopted requirements.


KEY TERMS USED WITH THE HIGHEST ANNIVERSARY VALUE DEATH BENEFIT:

     . The DEATH BENEFIT TARGET DATE for the Highest Anniversary Value Death Benefit initially is the later of (a) the anniversary of the Issue Date coinciding with or next following the date the oldest Owner (or Annuitant, if the Annuity is entity-owned) reaches age 80 and (b) the fifth anniversary of the Issue Date of the Annuity. If there is a change of Owner (or Annuitant, if the Annuity is entity-owned) prior to the Death Benefit Target Date, then we will set the Death Benefit Target Date with reference to the age of the oldest new Owner (or Annuitant). However, we will not change the Death Benefit Target Date if the change of Owner (or Annuitant, for an entity-owned Annuity) occurs after the previous Death Benefit Target Date.

     . The HIGHEST ANNIVERSARY VALUE on the Issue Date is equal to your Account Value (including any Purchase Credits, in the case of the X Series). Thereafter, we calculate a Highest Anniversary Value on each anniversary of the Issue Date of the Annuity ("Annuity Anniversary") up to and including the earlier of the date of death or attainment of the Death Benefit Target Date. On each such anniversary, the Anniversary Value is equal to the greater of (a) the previous Highest Anniversary Value and (b) the Account Value on each such Anniversary. Between such anniversaries, the Highest Anniversary Value is increased by the sum of all Purchase Payments (including any associated Purchase Credits) since the prior anniversary date and reduced by any Proportional Withdrawals since the prior anniversary date.

     . PROPORTIONAL WITHDRAWALS are determined by calculating the ratio of the amount of the withdrawal (including any applicable CDSC) to the Account Value as of the date of the withdrawal but immediately prior to the withdrawal. Proportional withdrawals result in a reduction to the Highest Anniversary Value by reducing such value in the same proportion as the Account Value was

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          reduced by the withdrawal as of the date the withdrawal occurred. For example, if your Highest Anniversary Value is $125,000 and you subsequently withdraw $10,000 at a time when your Account Value is equal to $100,000 (a 10% reduction), then we will reduce your Highest Anniversary Value ($ 125,000) by 10%, or $12,500.

HIGHEST ANNIVERSARY VALUE DEATH BENEFIT ("HAV")

If an Annuity has one Owner, the Owner must be age 79 or less at the time the Highest Anniversary Value Optional Death Benefit is elected. If an Annuity has joint Owners, the oldest Owner must be age 79 or less upon election. If an Annuity is owned by an entity, the Annuitant must be age 79 or less upon election.

CALCULATION OF HIGHEST ANNIVERSARY VALUE DEATH BENEFIT

If the decedent's date of death occurs before the Death Benefit Target Date, the Death Benefit equals the greater of:

1. the greater of the minimum Death Benefit described above, and

2. the Highest Anniversary Value as of the date on which we receive Due Proof of Death.

If the Owner dies on or after the Death Benefit Target Date, the Death Benefit equals the greater of:


1. the minimum Death Benefit described above, and


2. the Highest Anniversary Value on the Death Benefit Target Date, plus any Purchase Payments (and associated Purchase Credits) since the Death Benefit Target Date, less the effect of any Proportional Withdrawals since the Death Benefit Target Date. This Death Benefit may not be an appropriate feature where the oldest Owner's age (Annuitant if entity owned) is near age 80. This is because the benefit may not have the same potential for growth as it otherwise would, since there will be fewer Annuity anniversaries before the Death Benefit Target Date is reached.

WHAT ARE THE CHARGES FOR THE OPTIONAL DEATH BENEFIT?

For elections of the Highest Anniversary Value Death Benefit, we impose a charge equal to 0.40%, per year of the average daily net assets of the Sub-accounts. We deduct the charge to compensate Pruco Life of New Jersey for providing increased insurance protection under the optional Death Benefit. The additional annualized charge is deducted daily against your Account Value allocated to the Sub-accounts.

CAN I TERMINATE THE OPTIONAL DEATH BENEFIT?

The Highest Anniversary Value Death Benefit may not be terminated by you once elected. The optional Death Benefit will terminate upon the first to occur of the following:

     . the date that the Death Benefit is determined, unless the Annuity is continued by a spouse Beneficiary;

     . upon your designation of a new Owner or Annuitant who, as of the effective date of the change, is older than the age at which we would then issue the Death Benefit (or if we do not then consent to continue the Death Benefit);

     .    upon the Annuity Date;

     .    upon surrender of the Annuity; or

     .    if your Account Value reaches zero.


Where an Annuity is structured so that it is owned by a grantor trust but the Annuitant is not the grantor, then the Annuity is required to be surrendered upon the death of the grantor if the grantor pre-deceases the Annuitant under
Section 72(s) of the Code. Under this circumstance, the Account Value will be paid out to the Beneficiary and it is not eligible for the Death Benefit provided under the Annuity.


Upon termination, we cease to assess the fee for the optional Death Benefit.




SPOUSAL CONTINUATION OF ANNUITY


Unless you designate a Beneficiary other than your spouse, upon the death of either spousal Owner, the surviving spouse may elect to continue ownership of the Annuity instead of taking the Death Benefit payment. The Account Value as of the date of Due Proof of Death will be equal to the Death Benefit that would have been payable. Any amount added to the Account Value will be allocated to the Sub-accounts (if you participate in an optional living benefit, such amount will not be directly added to any bond portfolio Sub-account used by the benefit, but may be reallocated by the pre-determined mathematical formula on the same day). No CDSC will apply to Purchase Payments made prior to the effective date of a spousal continuance. However, any additional Purchase Payments applied after the date the continuance is effective will be subject to all provisions of the Annuity, including the CDSC when applicable.


Subsequent to spousal continuation, the minimum Death Benefit will be equal to the greater of:

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     .    The Account Value on the effective date of the spousal continuance, plus all Purchase Payments you have made since the spousal continuance (excluding any Purchase Credits) until the date of Due Proof of Death, reduced proportionally by the ratio of the amount of any withdrawal to the Account Value immediately prior to the withdrawal; and

     .    The Account Value on Due Proof of Death of the surviving spouse.


Spousal continuation is also permitted, subject to our rules and regulatory approval, if the Annuity is held by a custodial account established to hold retirement assets for the benefit of the natural person Annuitant pursuant to the provisions of Section 408(a) of the Code ("Custodial Account") and, on the date of the Annuitant's death, the spouse of the Annuitant is (1) the Contingent Annuitant under the Annuity and (2) the Beneficiary of the Custodial Account. The ability to continue the Annuity in this manner will result in the Annuity no longer qualifying for tax deferral under the Code. However, such tax deferral should result from the ownership of the Annuity by the Custodial Account. Please consult your tax or legal adviser.


Federal law only permits a spousal continuance to defer the distribution requirements of the Code to spouses recognized under federal law.

Any Optional Death Benefit in effect at the time the first of the spouses dies will continue only if spousal assumption occurs prior to the Death Benefit Target Date and prior to the assuming spouse's 80th birthday. If spousal assumption occurs after the Death Benefit Target Date (or the 80th birthday of the assuming spouse), then any Optional Death Benefit will terminate as of the date of spousal assumption. In that event, the assuming spouse's Death Benefit will equal the basic Death Benefit.

We allow a spouse to continue the Annuity even though he/she has reached or surpassed the Latest Annuity Date. However, upon such a spousal continuance, annuity payments would begin immediately.

PAYMENT OF DEATH BENEFITS

ALTERNATIVE DEATH BENEFIT PAYMENT OPTIONS - ANNUITIES OWNED BY INDIVIDUALS (NOT ASSOCIATED WITH TAX-FAVORED PLANS)

Except in the case of a spousal continuation as described above, upon your death, certain distributions must be made under the Annuity. The required distributions depend on whether you die before you start taking annuity payments under the Annuity or after you start taking annuity payments under the Annuity. If you die on or after the Annuity Date, the remaining portion of the interest in the Annuity must be distributed at least as rapidly as under the method of distribution being used as of the date of death. In the event of the decedent's death before the Annuity Date, the Death Benefit must be distributed:

     .    within five (5) years of the date of death; or

     . as a series of payments not extending beyond the life expectancy of the beneficiary or over the life of the beneficiary. Payments under this option must begin within one year of the date of death.

If the Annuity is held as a Beneficiary Annuity, the payment of the Death Benefit must be distributed:

     .    as a lump sum payment; or

     . as a series of required distributions under the Beneficiary Continuation Option as described below in the section entitled "Beneficiary Continuation Option,", unless you have made an election prior to Death Benefit proceeds becoming due.

ALTERNATIVE DEATH BENEFIT PAYMENT OPTIONS - ANNUITIES HELD BY TAX-FAVORED PLANS

The Code provides for alternative death benefit payment options when an Annuity is used as an IRA, 403(b) or other "qualified investment" that requires minimum distributions. Upon your death under an IRA, 403(b) or other "qualified investment", the designated Beneficiary may generally elect to continue the Annuity and receive Required Minimum Distributions under the Annuity instead of receiving the Death Benefit in a single payment. The available payment options will depend on whether you die before the date Required Minimum Distributions under the Code were to begin, whether you have named a designated beneficiary and whether the Beneficiary is your surviving spouse.

     . If you die after a designated Beneficiary has been named, the death benefit must be distributed by December 31st of the year including the five year anniversary of the date of death, or as periodic payments not extending beyond the life expectancy of the designated Beneficiary (provided such payments begin by December 31st of the year following the year of death). However, if your surviving spouse is the Beneficiary, the death benefit can be paid out over the life expectancy of your spouse with such payments beginning no later than December 31st of the year following the year of death or December 31st of the year in which you would have reached age 70 1/2, whichever is later. Additionally, if the Death Benefit is payable to (or for the benefit of) your surviving spouse, that portion of the Annuity may be continued with your spouse as the Owner. If your Beneficiary elects to receive full distribution by December 31st of the year including the five year anniversary of the date of

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          death, 2009 shall not be included in the five year requirement period.
          This effectively extends this period to December 31st of the year including the six year anniversary date of death.

     . If you die before a designated Beneficiary is named and before the date Required Minimum Distributions must begin under the Code, the Death Benefit must be paid out by December 31st of the year including the five year anniversary of the date of death. For Annuities where multiple Beneficiaries have been named and at least one of the Beneficiaries does not qualify as a designated Beneficiary and the account has not been divided into separate accounts by December 31st of the year following the year of death, such Annuity is deemed to have no designated Beneficiary. For this distribution requirement also, 2009 shall not be included in the five year requirement period.

     . If you die before a designated Beneficiary is named and after the date Required Minimum Distributions must begin under the Code, the Death Benefit must be paid out at least as rapidly as under the method then in effect. For Annuities where multiple Beneficiaries have been named and at least one of the Beneficiaries does not qualify as a designated Beneficiary and the account has not been divided into separate accounts by December 31st of the year following the year of death, such Annuity is deemed to have no designated Beneficiary.

A Beneficiary has the flexibility to take out more each year than mandated under the Required Minimum Distribution rules.

Until withdrawn, amounts in an IRA, 403(b) or other "qualified investment" continue to be tax deferred. Amounts withdrawn each year, including amounts that are required to be withdrawn under the Required Minimum Distribution rules, are subject to tax. You may wish to consult a professional tax advisor for tax advice as to your particular situation.

For a Roth IRA, if death occurs before the entire interest is distributed, the Death Benefit must be distributed under the same rules applied to IRAs where death occurs before the date Required Minimum Distributions must begin under the Code.

The tax consequences to the Beneficiary may vary among the different Death Benefit payment options. See the Tax Considerations section of this prospectus, and consult your tax advisor.

BENEFICIARY CONTINUATION OPTION

Instead of receiving the Death Benefit in a single payment, or under an Annuity Option, a Beneficiary may take the Death Benefit under an alternative Death Benefit payment option, as provided by the Code and described above under the sections entitled "Payment of Death Benefits" and "Alternative Death Benefit Payment Options - Annuities Held by Tax-Favored Plans." This "Beneficiary Continuation Option" is described below and is available for both qualified Annuities (i.e. annuities sold to an IRA, Roth IRA, SEP IRA, or 403(b)), Beneficiary Annuities and non-qualified Annuities. This option is different from the "Beneficiary Annuity", because the Beneficiary Continuation Option is a death benefit payout option used explicitly for annuities issued by a Prudential affiliate . Under the Beneficiary Continuation Option:

     . The Beneficiary must apply at least $15,000 to the Beneficiary Continuation Option (thus, the Death Benefit amount payable to each beneficiary must be at least $15,000).

     . The Annuity will be continued in the Owner's name, for the benefit of the Beneficiary.

     . Beginning on the date we receive an election by the Beneficiary to take the Death Benefit in a form other than a lump sum, the Beneficiary will incur a Settlement Service Charge which is an annual charge assessed on a daily basis against the average assets allocated to the Sub-accounts. The charge is 1.00% per year.

     . Beginning on the date we receive an election by the Beneficiary to take the Death Benefit in a form other than a lump sum, the Beneficiary will incur an annual maintenance fee equal to the lesser of $30 or 2% of Account Value. The fee will only apply if the Account Value is less than $25,000 at the time the fee is assessed. The fee will not apply if it is assessed 30 days prior to a surrender request.

     . The initial Account Value will be equal to any Death Benefit (including any optional Death Benefit) that would have been payable to the Beneficiary if the Beneficiary had taken a lump sum distribution.

     . The available Sub-accounts will be among those available to the Owner at the time of death, however certain Sub-accounts may not be available.

     . The Beneficiary may request transfers among Sub-accounts, subject to the same limitations and restrictions that applied to the Owner. Transfers in excess of 20 per year will incur a $10 transfer fee.

     . No additional Purchase Payments can be applied to the Annuity. Multiple deaths cannot be combined in a single Beneficiary Continuation Option.

     . The basic Death Benefit and any optional benefits elected by the Owner will no longer apply to the Beneficiary.

     . The Beneficiary can request a withdrawal of all or a portion of the Account Value at any time, unless the Beneficiary Continuation Option was the payout predetermined by the Owner and the Owner restricted the Beneficiary's withdrawal rights.

     .    Withdrawals are not subject to CDSC.

     . Upon the death of the Beneficiary, any remaining Account Value will be paid in a lump sum to the person(s) named by the Beneficiary (successor), unless the successor chooses to continue receiving payments through a Beneficiary Continuation Option established for the successor. However, the distributions will continue to be based on the Key Life of the Beneficiary Continuation Option the successor received the death benefit proceeds from.

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We may pay compensation to the broker-dealer of record on the Annuity based on amounts held in the Beneficiary Continuation Option. Please contact us for additional information on the availability, restrictions and limitations that will apply to a Beneficiary under the Beneficiary Continuation Option.

                             VALUING YOUR INVESTMENT

VALUING THE SUB-ACCOUNTS


When you allocate Account Value to a Sub-account, you are purchasing Units of the Sub-account. Each Sub-account invests exclusively in shares of an underlying Portfolio. The value of the Units fluctuates with the market fluctuations of the Portfolios. The value of the Units also reflects the daily accrual for the Insurance Charge, and if you elected one or more optional benefits whose annualized charge is deducted daily, the additional charge for such benefits.


Each Valuation Day, we determine the price for a Unit of each Sub-account, called the "Unit Price." The Unit Price is used for determining the value of transactions involving Units of the Sub-accounts. We determine the number of Units involved in any transaction by dividing the dollar value of the transaction by the Unit Price of the Sub-account as of the Valuation Day. There may be several different Unit Prices for each Sub-account to reflect the Insurance Charge and the charges for any optional benefits. The Unit Price for the Units you purchase will be based on the total charges for the benefits that apply to your Annuity. See the section below entitled "Termination of Optional Benefits" for a detailed discussion of how Units are purchased and redeemed to reflect changes in the daily charges that apply to your Annuity.

EXAMPLE

Assume you allocate $5,000 to a Sub-account. On the Valuation Day you make the allocation, the Unit Price is $14.83. Your $5,000 buys 337.154 Units of the Sub-account. Assume that later, you wish to transfer $3,000 of your Account Value out of that Sub-account and into another Sub-account. On the Valuation Day you request the transfer, the Unit Price of the original Sub-account has increased to $16.79 and the Unit Price of the new Sub-account is $17.83. To transfer $3,000, we sell 178.677 Units at the current Unit Price, leaving you
158.477 Units. We then buy $3,000 of Units of the new Sub-account at the Unit Price of $17.83. You would then have 168.255 Units of the new Sub-account.

PROCESSING AND VALUING TRANSACTIONS


Pruco Life of New Jersey is generally open to process financial transactions on those days that the New York Stock Exchange (NYSE) is open for trading. There may be circumstances where the NYSE does not open on a regularly scheduled date or time or closes at an earlier time than scheduled (normally 4:00 p.m. EST). Generally, financial transactions requested in Good Order before the close of the NYSE will be processed according to the value next determined following the close of business. Financial transactions requested on a non-business day or after the close of the NYSE will be processed based on the value next computed on the next Valuation Day. There may be circumstances when the opening or closing time of the NYSE is different than other major stock exchanges, such as NASDAQ or the American Stock Exchange. Under such circumstances, the closing time of the NYSE will be used when valuing and processing transactions.

The NYSE is closed on the following nationally recognized holidays: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving, and Christmas. On those dates, we will not process any financial transactions involving purchase or redemption orders. Pruco Life of New Jersey will also not process financial transactions involving purchase or redemption orders or transfers on any day that:


     .    trading on the NYSE is restricted;

     . an emergency, as determined by the SEC, exists making redemption or valuation of securities held in the separate account impractical; or

     . the SEC, by order, permits the suspension or postponement for the protection of security holders.


We have arrangements with certain selling firms, under which receipt by the firm in Good Order prior to our cut-off time on a given Valuation Day is treated as receipt by us on that Valuation Day for pricing purposes. Currently, we have such an arrangement with Citigroup Global Markets Inc. ("CGM"). We extend this pricing treatment to orders that you submit directly through CGM and to certain orders submitted through Morgan Stanley Smith Barney LLC ("MSSB") where CGM serves as clearing firm for MSSB. Your MSSB registered representative can tell you whether your order will be cleared through CGM. In addition, we currently have an arrangement with Merrill, Lynch, Pierce, Fenner & Smith, Inc. ("Merrill Lynch") under which transfer orders between Sub-accounts that are received in Good Order by Merrill Lynch prior to the NYSE close on a given Valuation Day will be priced by us as of that Valuation Day. The arrangements with CGM, MSSB, and Merrill Lynch may be terminated or modified in certain circumstances.


INITIAL PURCHASE PAYMENTS: We are required to allocate your initial Purchase Payment to the Sub-accounts within two (2) Valuation Days after we receive all of our requirements at our office to issue an Annuity. If we do not have all the required information to allow us to issue your Annuity, we may retain the Purchase Payment while we try to reach you or your representative to obtain all of our requirements. If we are unable to obtain all of our required information within five (5) Valuation Days, we are required to return the Purchase Payment to you at that time, unless you specifically consent to our retaining the Purchase Payment while we gather the required information. Once we obtain the required information, we will invest the Purchase Payment (and any associated Purchase Credit with

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respect to the X Series) and issue an Annuity within two (2) Valuation Days.


ADDITIONAL PURCHASE PAYMENTS: We will apply any additional Purchase Payments (and any associated Purchase Credit with respect to the X Series) on the Valuation Day that we receive the Purchase Payment at our Service Office in Good Order.

SCHEDULED TRANSACTIONS: Scheduled transactions include transfers under Dollar Cost Averaging, the Asset Allocation Program, Auto-Rebalancing, Systematic Withdrawals, Systematic Investments, required Minimum Distributions, substantially equal periodic payments under section 72(t)/72(q) of the Code, and annuity payments. Scheduled transactions are processed and valued as of the date they are scheduled, unless the scheduled day is not a Valuation Day. In that case, the transaction will be processed and valued on the next Valuation Day, unless (with respect to required Minimum Distributions, substantially equal periodic payments under Section 72(t)/72(q) of the Code, and annuity payments only), the next Valuation Day falls in the subsequent calendar year, in which case the transaction will be processed and valued on the prior Valuation Day.

UNSCHEDULED TRANSACTIONS: "Unscheduled" transactions include any other non-scheduled transfers and requests for Partial Withdrawals or Free Withdrawals or Surrenders. With respect to certain written requests to withdraw Account Value, we may seek to verify the requesting Owner's signature. Specifically, we reserve the right to perform a signature verification for (a) any withdrawal exceeding a certain dollar amount and (b) a withdrawal exceeding a certain dollar amount if the payee is someone other than the Owner. In addition, we will not honor a withdrawal request in which the requested payee is the Financial Professional or agent of record. We reserve the right to request a signature guarantee with respect to a written withdrawal request. If we do perform a signature verification, we will pay the withdrawal proceeds within 7 days after the withdrawal request was received by us in Good Order, and will process the transaction in accordance with the discussion in " Processing And Valuing Transactions"


DEATH BENEFITS: Death Benefit claims require our review and evaluation before processing. We price such transactions as of the date we receive at our Service Office in Good Order all supporting documentation we require for such transactions.


We are generally required by law to pay any surrender request or death benefit claims from the Separate Account within 7 days of our receipt of your request in Good Order.

TERMINATION OF OPTIONAL BENEFITS: If any optional benefit terminates, we will no longer deduct the charge we apply to purchase the optional benefit. Certain optional benefits may be added after you have purchased your Annuity. On the date a charge no longer applies or a charge for an optional benefit begins to be deducted, your Annuity will become subject to a different charge.

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                               TAX CONSIDERATIONS

The tax considerations associated with an Annuity vary depending on whether the contract is (i) owned by an individual or non-natural person, and not associated with a tax-favored retirement plan, or (ii) held under a tax-favored retirement plan. We discuss the tax considerations for these categories of contracts below. The discussion is general in nature and describes only federal income tax law (not state or other tax laws). It is based on current law and interpretations, which may change. The information provided is not intended as tax advice. You should consult with a qualified tax advisor for complete information and advice. References to Purchase Payments below relate to your cost basis in your contract. Generally, your cost basis in a contract not associated with a tax-favored retirement plan is the amount you pay into your contract, or into annuities exchanged for your contract, on an after-tax basis less any withdrawals of such payments. Cost basis for a tax-favored retirement plan is provided only in limited circumstances, such as for contributions to a Roth IRA or nondeductible IRA contributions. The discussion includes a description of certain spousal rights under the contract, and our administration of such spousal rights and related tax reporting accords with our understanding of the Defense of Marriage Act (which defines a "marriage" as a legal union between a man and a woman and a "spouse" as a person of the opposite sex). Depending on the state in which your annuity is issued, we may offer certain spousal benefits to civil union couples or same-sex marriages. You should be aware, however, that federal tax law does not recognize civil unions or same-sex marriages. Therefore, we cannot permit a civil union partner or same-sex spouse to continue the annuity upon the death of the first partner within the meaning of the federal tax law. This limits the benefits afforded a civil union partner or same-sex spouse under the annuity's "spousal continuance" provision. Civil union couples and same-sex marriage spouses should consider that limitation before selecting a spousal benefit under the annuity.

The discussion below generally assumes that the Annuity Contract is issued to the Contract Owner. For Annuity Contracts issued under the Beneficiary Continuation Option or as a Beneficiary Annuity, refer to the Taxes Payable by Beneficiaries for Nonqualified Annuity Contracts and Required Distributions Upon Your Death for Qualified Annuity Contracts in this Tax Considerations section.

NONQUALIFIED ANNUITY CONTRACTS

In general, as used in this prospectus, a Nonqualified Annuity is owned by an individual or non-natural person and is not associated with a tax-favored retirement plan.


TAXES PAYABLE BY YOU We believe the Annuity is an annuity contract for tax purposes. Accordingly, as a general rule, you should not pay any tax until you receive money under the contract. Generally, annuity contracts issued by the same company (and affiliates) to you during the same calendar year must be treated as one annuity contract for purposes of determining the amount subject to tax under the rules described below. Charges for investment advisory fees that are taken from the contract are treated as a partial withdrawal from the contract and will be reported as such to the contract Owner.

It is possible that the Internal Revenue Service (IRS) would assert that some or all of the charges for the optional benefits under the contract should be treated for federal income tax purposes as a partial withdrawal from the contract. If this were the case, the charge for this benefit could be deemed a withdrawal and treated as taxable to the extent there are earnings in the contract. Additionally, for Owners under age 59 1/2, the taxable income attributable to the charge for the benefit could be subject to a tax penalty. If the IRS determines that the charges for one or more benefits under the contract are taxable withdrawals, then the sole or surviving Owner will be provided with a notice from us describing available alternatives regarding these benefits.


You must commence annuity payments no later than the first day of the calendar month next following the maximum Annuity date for your Contract. For some of our contracts, you are able to choose to defer the Annuity Date beyond the default Annuity date described in your Contract. However, the IRS may not then consider your contract to be an annuity under the tax law.

TAXES ON WITHDRAWALS AND SURRENDER If you make a withdrawal from your contract or surrender it before annuity payments begin, the amount you receive will be taxed as ordinary income, rather than as return of Purchase Payments, until all gain has been withdrawn. Once all gain has been withdrawn, payments will be treated as a nontaxable return of Purchase Payments until all Purchase Payments have been returned. After all Purchase Payments are returned, all subsequent amounts will be taxed as ordinary income. You will generally be taxed on any withdrawals from the contract while you are alive even if the withdrawal is paid to someone else. Withdrawals under any of the optional living benefits or as a systematic payment are taxed under these rules. If you assign or pledge all or part of your contract as collateral for a loan, the part assigned generally will be treated as a withdrawal. If you transfer your contract for less than full consideration, such as by gift, you will also trigger tax on any gain in the contract. This rule does not apply if you transfer the contract to your spouse or under most circumstances if you transfer the contract incident to divorce.

If you choose to receive payments under an interest payment option, or a beneficiary chooses to receive a death benefit under an interest payment option, that election will be treated, for tax purposes, as surrendering your Annuity and will immediately subject any gain in the contract to income tax.

TAXES ON ANNUITY PAYMENTS A portion of each annuity payment you receive will be treated as a partial return of your Purchase Payments and will not be taxed. The remaining portion will be taxed as ordinary income. Generally, the nontaxable portion is determined by multiplying the annuity payment you receive by a fraction, the numerator of which is your Purchase Payments (less any amounts previously received tax-free) and the denominator of which is the total expected payments under the contract. After the full amount of your Purchase Payments have been recovered tax-free, the full amount of the annuity payments will be taxable. If annuity payments stop

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due to the death of the Annuitant before the full amount of your Purchase
Payments have been recovered, a tax deduction may be allowed for the unrecovered amount.


Please refer to your Annuity contract for the maximum Annuity Date.

Tax Penalty for Early Withdrawal from a Nonqualified Annuity Contract You may owe a 10% tax penalty on the taxable part of distributions received from your Nonqualified Annuity contract before you attain age 59 1/2. Amounts are not subject to this tax penalty if:

     .    the amount is paid on or after you reach age 59 1/2 or die;

     .    the amount received is attributable to your becoming disabled;

     . generally the amount paid or received is in the form of substantially equal payments not less frequently than annually (please note that substantially equal payments must continue until the later of reaching age 59 1/2 or 5 years and modification of payments during that time period will result in retroactive application of the 10% tax penalty); or

     . the amount received is paid under an immediate annuity contract (in which annuity payments begin within one year of purchase).

Other exceptions to this tax may apply. You should consult your tax advisor for further details.

SPECIAL RULES IN RELATION TO TAX-FREE EXCHANGES UNDER SECTION 1035 Section 1035 of the Internal Revenue Code of 1986, as amended (Code), permits certain tax-free exchanges of a life insurance, annuity or endowment contract for an annuity, including tax-free exchanges of annuity death benefits for a Beneficiary Annuity. Partial surrenders may be treated in the same way as tax-free 1035 exchanges of entire contracts, therefore avoiding current taxation of any gains in the contract as well as the 10% tax penalty on pre-age 59 1/2 withdrawals. In Revenue Procedure 2008-24, the IRS has indicated that where there is a surrender or distribution from either the initial annuity contract or receiving annuity contract within 12 months of the date on which the partial exchange was completed, the transfer will retroactively be treated as a taxable distribution from the initial annuity contract and a contribution to the receiving annuity contract. Tax free exchange treatment will be retained if the subsequent surrender or distribution would be eligible for an exception to the 10% federal income tax penalty, other than the exceptions for substantially equal periodic payments or distributions under an immediate annuity. It is unclear how the IRS will treat a partial exchange from a life insurance, endowment, or annuity contract into an immediate annuity. As of the date of this prospectus, we will accept a partial 1035 exchange from a non-qualified annuity into an immediate annuity as a "tax-free" exchange for future tax reporting purposes, except to the extent that we, as a reporting and withholding agent, believe that we would be expected to deem the transaction to be abusive. However, some insurance companies may not recognize these partial surrenders as tax-free exchanges and may report them as taxable distributions to the extent of any gain distributed as well as subjecting the taxable portion of the distribution to the 10% tax penalty. We strongly urge you to discuss any transaction of this type with your tax advisor before proceeding with the transaction.

If an Annuity is purchased through a tax-free exchange of a life insurance, annuity or endowment contract that was purchased prior to August 14, 1982, then any Purchase Payments made to the original contract prior to August 14, 1982 will be treated as made to the new contract prior to that date. Generally, such pre-August 14, 1982 withdrawals are treated as a recovery of your investment in the contract first until Purchase Payments made before August 14, 1982 are withdrawn. Moreover, any income allocable to Purchase Payments made before August 14, 1982, is not subject to the 10% tax penalty.

TAXES PAYABLE BY BENEFICIARIES


The Death Benefit options are subject to income tax to the extent the distribution exceeds the cost basis in the contract. The value of the Death Benefit, as determined under federal law, is also included in the Owner's estate. Generally, the same tax rules described above would also apply to amounts received by your beneficiary. Choosing any option other than a lump sum Death Benefit may defer taxes. Certain minimum distribution requirements apply upon your death, as discussed further below in the Annuity Qualification section. Tax consequences to the beneficiary vary depending upon the Death Benefit payment option selected. Generally, for payment of the Death Benefit


     . As a lump sum payment: the beneficiary is taxed on gain in the contract.


     . Within 5 years of death of Owner: the beneficiary is taxed as amounts are withdrawn (in this case gain is treated as being distributed first).


     . Under an annuity or annuity settlement option with distribution beginning within one year of the date of death of the Owner: the beneficiary is taxed on each payment (part will be treated as gain and part as return of Purchase Payments).


Considerations for Contingent Annuitants: We may allow the naming of a contingent Annuitant when a Nonqualified Annuity contract is held by a pension plan or a tax favored retirement plan. In such a situation, the Annuity may no longer qualify for tax deferral where the Annuity contract continues after the death of the Annuitant.


Reporting and Withholding on Distributions Taxable amounts distributed from an Annuity are subject to federal and state income tax reporting and withholding. In general, we will withhold federal income tax from the taxable portion of such distribution based on the type of distribution. In the case of an annuity or similar periodic payment, we will withhold as if you are a married individual with three (3) exemptions unless you designate a different withholding status. If no U.S. taxpayer identification number is provided, we will automatically withhold using single with zero exemptions as the default. In the case of all other distributions, we will withhold at a 10%

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rate. You may generally elect not to have tax withheld from your payments. An election out of withholding must be made on forms that we provide.

State income tax withholding rules vary and we will withhold based on the rules of your State of residence. Special tax rules apply to withholding for nonresident aliens, and we generally withhold income tax for nonresident aliens at a 30% rate. A different withholding rate may be applicable to a nonresident alien based on the terms of an existing income tax treaty between the United States and the nonresident alien's country. Please refer to the discussion below regarding withholding rules for a Qualified Annuity.

Regardless of the amount withheld by us, you are liable for payment of federal and state income tax on the taxable portion of annuity distributions. You should consult with your tax advisor regarding the payment of the correct amount of these income taxes and potential liability if you fail to pay such taxes.

ENTITY OWNERS

Where a contract is held by a non-natural person (e.g. a corporation), other than as an agent or nominee for a natural person (or in other limited circumstances), the contract will not be taxed as an annuity and increases in the value of the contract over its cost basis will be subject to tax annually.

Where a contract is issued to a trust, and such trust is characterized as a grantor trust under the Internal Revenue Code, such contract shall not be considered to be held by a non-natural person and will generally be subject to the tax reporting and withholding requirements for a

NONQUALIFIED ANNUITY.


Where a contract is structured so that it is owned by a grantor trust but the Annuitant is not the grantor, then the contract is required to terminate upon the death of the grantor if the grantor pre-deceases the Annuitant under Section 72(s) of the Code. Under this circumstance, the contract value will be paid out to the beneficiary and it is not eligible for the death benefit provided under the contract.


ANNUITY QUALIFICATION


Diversification And Investor Control. In order to qualify for the tax rules applicable to annuity contracts described above, the assets underlying the Sub-accounts of an Annuity must be diversified, according to certain rules under the Internal Revenue Code. Each portfolio is required to diversify its investments each quarter so that no more than 55% of the value of its assets is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. Generally, securities of a single issuer are treated as one investment and obligations of each U.S. Government agency and instrumentality (such as the Government National Mortgage Association) are treated as issued by separate issuers. In addition, any security issued, guaranteed or insured (to the extent so guaranteed or insured) by the United States or an instrumentality of the U.S. will be treated as a security issued by the U.S. Government or its instrumentality, where applicable. We believe the Portfolios underlying the variable Investment Options of the Annuity meet these diversification requirements.

An additional requirement for qualification for the tax treatment described above is that we, and not you as the contract Owner, must have sufficient control over the underlying assets to be treated as the Owner of the underlying assets for tax purposes. While we also believe these investor control rules will be met, the Treasury Department may promulgate guidelines under which a variable annuity will not be treated as an annuity for tax purposes if persons with ownership rights have excessive control over the investments underlying such variable annuity. It is unclear whether such guidelines, if in fact promulgated, would have retroactive effect. It is also unclear what effect, if any, such guidelines might have on transfers between the Investment Options offered pursuant to this prospectus. We reserve the right to take any action, including modifications to your Annuity or the Investment Options, required to comply with such guidelines if promulgated. Any such changes will apply uniformly to affected Owners and will be made with such notice to affected Owners as is feasible under the circumstances.

REQUIRED DISTRIBUTIONS UPON YOUR DEATH FOR NONQUALIFIED ANNUITY CONTRACTS. Upon your death, certain distributions must be made under the contract. The required distributions depend on whether you die before you start taking annuity payments under the contract or after you start taking annuity payments under the contract. If you die on or after the Annuity Date, the remaining portion of the interest in the contract must be distributed at least as rapidly as under the method of distribution being used as of the date of death. If you die before the Annuity Date, the entire interest in the contract must be distributed within 5 years after the date of death, or as periodic payments over a period not extending beyond the life or life expectancy of the designated beneficiary (provided such payments begin within one year of your death). Your designated beneficiary is the person to whom benefit rights under the contract pass by reason of death, and must be a natural person in order to elect a periodic payment option based on life expectancy or a period exceeding five years. Additionally, if the Annuity is payable to (or for the benefit of) your surviving spouse, that portion of the contract may be continued with your spouse as the Owner. For Nonqualified annuity contracts owned by a non-natural person, the required distribution rules apply upon the death of the Annuitant. This means that for a contract held by a non-natural person (such as a trust) for which there is named a co-annuitant, then such required distributions will be triggered by the death of the first co-annuitants to die.

CHANGES IN YOUR ANNUITY. We reserve the right to make any changes we deem necessary to assure that your Annuity qualifies as an annuity contract for tax purposes. Any such changes will apply to all contract Owners and you will be given notice to the extent feasible under the circumstances.


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QUALIFIED ANNUITY CONTRACTS

In general, as used in this prospectus, a Qualified Annuity is an Annuity contract with applicable endorsements for a tax-favored plan or a Nonqualified Annuity contract held by a tax-favored retirement plan.

The following is a general discussion of the tax considerations for Qualified Annuity contracts. This Annuity may or may not be available for all types of the tax-favored retirement plans discussed below. This discussion assumes that you have satisfied the eligibility requirements for any tax-favored retirement plan. Please consult your Financial Professional prior to purchase to confirm if this contract is available for a particular type of tax-favored retirement plan or whether we will accept the type of contribution you intend for this contract.

A Qualified annuity may typically be purchased for use in connection with:

..    Individual retirement accounts and annuities (IRAs), including inherited
     IRAs (which we refer to as a Beneficiary IRA), which are subject to Sections 408(a) and 408(b) of the Code;

..    Roth IRAs, including inherited Roth IRAs (which we refer to as a
     Beneficiary Roth IRA) under Section 408A of the Code;

..    A corporate Pension or Profit-sharing plan (subject to 401(a) of the Code);

..    H.R. 10 plans (also known as Keogh Plans, subject to 401(a) of the Code)

..    Tax Sheltered Annuities (subject to 403(b) of the Code, also known as Tax
     Deferred Annuities or TDAs);

..    Section 457 plans (subject to 457 of the Code).

A Nonqualified annuity may also be purchased by a 401(a) trust or custodial IRA or Roth IRA account, or a Section 457 plan, which can hold other permissible assets. The terms and administration of the trust or custodial account or plan in accordance with the laws and regulations for 401(a) plans, IRAs or Roth IRAs, or a Section 457 plan, as applicable, are the responsibility of the applicable trustee or custodian.

You should be aware that tax favored plans such as IRAs generally provide income tax deferral regardless of whether they invest in annuity contracts. This means that when a tax favored plan invests in an annuity contract, it generally does not result in any additional tax benefits (such as income tax deferral and income tax free transfers).

TYPES OF TAX-FAVORED PLANS


IRAs. If you buy an Annuity for use as an IRA, we will provide you a copy of the prospectus and contract. The "IRA Disclosure Statement" and "Roth IRA Disclosure Statement" which accompany the prospectus contain information about eligibility, contribution limits, tax particulars, and other IRA information. In addition to this information (some of which is summarized below), the IRS requires that you have a "Free Look" after making an initial contribution to the contract. During this time, you can cancel the Annuity by notifying us in writing, and we will refund all of the Purchase Payments under the Annuity (or, if provided by applicable state law, the amount credited under the Annuity, if greater), less any applicable federal and state income tax withholding.


CONTRIBUTIONS LIMITS/ROLLOVERS. Subject to the minimum Purchase Payment requirements of an Annuity, you may purchase an Annuity for an IRA in connection with a "rollover" of amounts from a qualified retirement plan, as a transfer from another IRA, by making a single contribution consisting of your IRA contributions and catch-up contributions, if applicable, attributable to the prior year and the current year during the period from January 1 to April 15, or as a current year contribution. In 2009 the contribution limit is $5,000. The contribution amount is indexed for inflation. The tax law also provides for a catch-up provision for individuals who are age 50 and above, allowing these individuals an additional $1,000 contribution each year. The catch-up amount is not indexed for inflation.


The "rollover" rules under the Code are fairly technical; however, an individual (or his or her surviving spouse) may generally "roll over" certain distributions from tax favored retirement plans (either directly or within 60 days from the date of these distributions) if he or she meets the requirements for distribution. Once you buy an Annuity, you can make regular IRA contributions under the Annuity (to the extent permitted by law). However, if you make such regular IRA contributions, you should note that you will not be able to treat the contract as a "conduit IRA," which means that you will not retain possible favorable tax treatment if you subsequently "roll over" the contract funds originally derived from a qualified retirement plan or TDA into another Section 401(a) plan or TDA. In some circumstances, non-spouse Beneficiaries may directly roll over to an IRA amounts due from qualified plans, 403(b) plans, and governmental 457(b) plans.

The rollover rules applicable to non-spouse Beneficiaries under the Code are more restrictive than the rollover rules applicable to Owner/participants and spouse Beneficiaries. Generally, non-spouse Beneficiaries may roll over distributions from tax favored retirement plans only as a direct rollover, and if permitted by the plan. Under the Worker, Retiree and Employer Recovery Act of 2008, employer retirement plans are required to permit non-spouse Beneficiaries to roll over funds to an inherited IRA for plan years beginning after December 31, 2009. An inherited IRA must be directly rolled over from the employer plan or IRA and must be titled in the name of the deceased (i.e., John Doe deceased for the benefit of Jane Doe). No additional contributions can be made to an inherited IRA. In this prospectus, an inherited IRA is also referred to as a Beneficiary Annuity.


Required Provisions. Contracts that are IRAs (or endorsements that are part of the contract) must contain certain provisions:

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..    You, as Owner of the contract, must be the "Annuitant" under the contract
     (except in certain cases involving the division of property under a decree of divorce);

..    Your rights as Owner are non-forfeitable;


..    You cannot sell, assign or pledge the contract;

..    The annual contribution you pay cannot be greater than the maximum amount allowed by law, including catch-up contributions if applicable (which does not include any rollover amounts);

..    The date on which required minimum distributions must begin cannot be later than April 1st of the calendar year after the calendar year you turn age 70 1/2; and

..    Death and annuity payments must meet "required minimum distribution" rules described below.

Usually, the full amount of any distribution from an IRA (including a distribution from this contract) which is not a rollover is taxable. As taxable income, these distributions are subject to the general tax withholding rules described earlier regarding a Nonqualified Annuity. In addition to this normal tax liability, you may also be liable for the following, depending on your actions:

..    A 10% early withdrawal penalty described below;

..    Liability for "prohibited transactions" if you, for example, borrow against the value of an IRA; or

..    Failure to take a required minimum distribution, also described below.

SEPs. SEPs are a variation on a standard IRA, and contracts issued to a SEP must satisfy the same general requirements described under IRAs (above). There are, however, some differences:

..    If you participate in a SEP, you generally do not include in income any employer contributions made to the SEP on your behalf up to the lesser of
     (a) $49,000 in 2009 ($46,000 in 2008) or (b) 25% of your taxable compensation paid by the contributing employer (not including the employer's SEP contribution as compensation for these purposes). However, for these purposes, compensation in excess of certain limits established by the IRS will not be considered. In 2009, this limit is $245,000 ($230,000 for 2008);

..    SEPs must satisfy certain participation and nondiscrimination requirements not generally applicable to IRAs; and


..    SEPs that contain a salary reduction or "SARSEP" provision prior to 1997 may permit salary deferrals up to $16,500 in 2009 with the employer making these contributions to the SEP. However, no new "salary reduction" or "SARSEPs" can be established after 1996. Individuals participating in a SARSEP who are age 50 or above by the end of the year will be permitted to contribute an additional $5,500 in 2009. These amounts are indexed for inflation. These Annuities are not available for SARSEPs. You will also be provided the same information, and have the same "Free Look" period, as you would have if you purchased the contract for a standard IRA.


ROTH IRAs. The "Roth IRA Disclosure Statement" contains information about eligibility, contribution limits, tax particulars and other Roth IRA information. Like standard IRAs, income within a Roth IRA accumulates tax-free, and contributions are subject to specific limits. Roth IRAs have, however, the following differences:

..    Contributions to a Roth IRA cannot be deducted from your gross income;


..    "Qualified distributions" from a Roth IRA are excludable from gross income.
     A "qualified distribution" is a distribution that satisfies two requirements: (1) the distribution must be made (a) after the Owner of the IRA attains age 59 1/2; (b) after the Owner's death; (c) due to the Owner's disability; or (d) for a qualified first time homebuyer distribution within the meaning of Section 72(t)(2)(F) of the Code; and (2) the distribution must be made in the year that is at least five tax years after the first year for which a contribution was made to any Roth IRA established for the Owner or five years after a rollover, transfer, or conversion was made from a traditional IRA to a Roth IRA. Distributions from a Roth IRA that are not qualified distributions will be treated as made first from contributions and then from earnings and earnings will be taxed generally in the same manner as distributions from a traditional IRA.


..    If eligible (including meeting income limitations and earnings requirements), you may make contributions to a Roth IRA after attaining age 70 1/2, and distributions are not required to begin upon attaining such age or at any time thereafter.

Subject to the minimum Purchase Payment requirements of an Annuity, if you meet certain income limitations you may purchase an Annuity for a Roth IRA in connection with a "rollover" of amounts of another traditional IRA, conduit IRA, SEP, SIMPLE-IRA or Roth IRA by making a single contribution consisting of your Roth IRA contributions and catch-up contributions, if applicable, attributable to the prior year and the current year during the period from January 1 to April 15 of the current year, or with a current contribution. The Code permits persons who meet certain income limitations (generally, adjusted gross income under $100,000) who are not married filing a separate return and who receive certain qualifying distributions from such non-Roth IRAs, to directly rollover or make, within 60 days, a "rollover" of all or any part of the amount of such distribution to a Roth IRA which they establish. Beginning January 2008, an individual receiving an eligible rollover distribution from an employer sponsored retirement plan under sections 401(a) or 403(b) of the Code can directly roll over contributions to a Roth IRA, subject to the same income limits. This conversion triggers current taxation (but is not subject to a 10% early distribution penalty). Once an Annuity has been purchased, regular Roth IRA contributions will be accepted to the extent permitted by law. In addition, an individual receiving an eligible rollover distribution from a designated Roth account under an employer plan may roll over the distribution to a Roth IRA even if the individual is not eligible to make regular contributions to a Roth IRA. Until 2010, participants with an adjusted gross income greater than $100,000 are not permitted to roll over funds from an employer plan , other than a Roth 401(k) or Roth 403(b) distribution, to a Roth IRA.

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Non-spouse Beneficiaries receiving a distribution from an employer sponsored retirement plan under sections 401(a) or 403(b) of the Code can also directly roll over contributions to a Roth IRA, subject to the same income limits. However, it is our understanding of the Code that non-spouse Beneficiaries cannot "rollover" benefits from a traditional IRA to a Roth IRA.


TDAs. You may own a Tax Deferred Annuity (also known as a TDA, Tax Sheltered Annuity (TSA), 403(b) plan or 403(b) annuity) generally if you are an employee of a tax-exempt organization (as defined under Code Section 501(c)(3)) or a public educational organization, and you may make contributions to a TDA so long as your employer maintains such a plan and your rights to the annuity are nonforfeitable. Contributions to a TDA, and any earnings, are not taxable until distribution. You may also make contributions to a TDA under a salary reduction agreement, generally up to a maximum of $16,500 in 2009. Individuals participating in a TDA who are age 50 or above by the end of the year will be permitted to contribute an additional $5,500 in 2009. This amount is indexed for inflation. Further, you may roll over TDA amounts to another TDA or an IRA. You may also roll over TDA amounts to a qualified retirement plan, a SEP and a 457 government plan. A contract may generally only qualify as a TDA if distributions of salary deferrals (other than "grandfathered" amounts held as of December 31, 1988) may be made only on account of:

..    Your attainment of age 59 1/2;

..    Your severance of employment;

..    Your death;

..    Your total and permanent disability; or

..    Hardship (under limited circumstances, and only related to salary deferrals, not including earnings attributable to these amounts).

In any event, you must begin receiving distributions from your TDA by April 1st of the calendar year after the calendar year you turn age 70 1/2 or retire, whichever is later. These distribution limits do not apply either to transfers or exchanges of investments under the contract, or to any "direct transfer" of your interest in the contract to another employer's TDA plan or mutual fund "custodial account" described under Code Section 403(b)(7). Employer contributions to TDAs are subject to the same general contribution, nondiscrimination, and minimum participation rules applicable to "qualified" retirement plans.


CAUTION: Under recent IRS regulations we can accept contributions, transfers and rollovers only if we have entered into an information-sharing agreement, or its functional equivalent, with the applicable employer or its agent. In addition, in order to comply with the regulations, we will only process certain transactions (e.g, transfers, withdrawals, hardship distributions and, if applicable, loans) with employer approval. This means that if you request one of these transactions we will not consider your request to be in Good Order, and will not therefore process the transaction, until we receive the employer's approval in written or electronic form.

Required Minimum Distributions and Payment Options If you hold the contract under an IRA (or other tax-favored plan), required minimum distribution rules must be satisfied. This means that generally payments must start by April 1 of the year after the year you reach age 70 1/2 and must be made for each year thereafter. For a TDA or a 401(a) plan for which the participant is not a greater than 5% Owner of the employer, this required beginning date can generally be deferred to retirement, if later. Roth IRAs are not subject to these rules during the Owner's lifetime. The amount of the payment must at least equal the minimum required under the IRS rules. Several choices are available for calculating the minimum amount. More information on the mechanics of this calculation is available on request. Please contact us at a reasonable time before the IRS deadline so that a timely distribution is made. Please note that there is a 50% tax penalty on the amount of any required minimum distribution not made in a timely manner. Required minimum distributions are calculated based on the sum of the Account Value and the actuarial value of any additional death benefits and benefits from optional riders that you have purchased under the contract. As a result, the required minimum distributions may be larger than if the calculation were based on the Account Value only, which may in turn result in an earlier (but not before the required beginning date) distribution of amounts under the Annuity and an increased amount of taxable income distributed to the Annuity Owner, and a reduction of death benefits and the benefits of any optional riders.


You can use the Minimum Distribution option to satisfy the required minimum distribution rules for an Annuity without either beginning annuity payments or surrendering the Annuity. We will distribute to you the required minimum distribution amount, less any other partial withdrawals that you made during the year. Such amount will be based on the value of the contract as of December 31 of the prior year, but is determined without regard to other contracts you may own. If you have previously elected the Minimum Distribution Option to satisfy your required minimum distributions, we will continue to make such distributions to you in 2009 based on this methodology, unless you tell us not to make a 2009 distribution.

Although the IRS rules determine the required amount to be distributed from your IRA each year, certain payment alternatives are still available to you. If you own more than one IRA, you can choose to satisfy your minimum distribution requirement for each of your IRAs by withdrawing that amount from any of your IRAs. If you inherit more than one IRA or more than one Roth IRA from the same Owner, similar rules apply.

REQUIRED DISTRIBUTIONS UPON YOUR DEATH FOR QUALIFIED ANNUITY CONTRACTS

Upon your death under an IRA, Roth IRA, 403(b) or other employer sponsored plan, the designated beneficiary may generally elect to continue the contract and receive required minimum distributions under the contract instead of receiving the death benefit in a single payment. The available payment options will depend on whether you die before the date required minimum distributions under the Code were to begin, whether you have named a designated beneficiary and whether that beneficiary is your surviving spouse.

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..    If you die after a designated beneficiary has been named, the death benefit must be distributed by December 31st of the year including the five year anniversary of the date of death, or as periodic payments not extending beyond the life or life expectancy of the designated beneficiary (as long as payments begin by December 31 st of the year following the year of death). However, if your surviving spouse is the beneficiary, the death benefit can be paid out over the life or life expectancy of your spouse with such payments beginning no later than December 31 st of the year following the year of death or December 31st of the year in which you would have reached age 70 1/2, which ever is later. Additionally, if the contract is payable to (or for the benefit of) your surviving spouse, that portion of the contract may be continued with your spouse as the Owner. If you die before a designated beneficiary is named and before the date required minimum distributions must begin under the Code, the death benefit must be paid out by December 31st of the year including the five year anniversary of the date of death. For contracts where multiple Beneficiaries have been named and at least one of the Beneficiaries does not qualify as a designated beneficiary and the account has not been divided into separate accounts by December 31st of the year following the year of death, such contract is deemed to have no designated Beneficiary. A designated beneficiary may elect to apply the rules for no designated beneficiary if those would provide a smaller payment requirement. For this distribution requirement also, 2009 shall not be included in the five year requirement period.

..    If you die before a designated beneficiary is named and after the date required minimum distributions must begin under the Code, the death benefit must be paid out at least as rapidly as under the method then in effect. For contracts where multiple Beneficiaries have been named and at least one of the Beneficiaries does not qualify as a designated beneficiary and the account has not been divided into separate accounts by December 31st of the year following the year of death, such contract is deemed to have no designated beneficiary. A designated beneficiary may elect to apply the rules for no designated beneficiary if those would provide a smaller payment requirement.

A Beneficiary has the flexibility to take out more each year than mandated under the required minimum distribution rules.


Until withdrawn, amounts in a Qualified Annuity contract continue to be tax deferred. Amounts withdrawn each year, including amounts that are required to be withdrawn under the required minimum distribution rules, are subject to tax. You may wish to consult a professional tax advisor for tax advice as to your particular situation.

For a Roth IRA, if death occurs before the entire interest is distributed, the death benefit must be distributed under the same rules applied to IRAs where death occurs before the date required minimum distributions must begin under the Code.

TAX PENALTY FOR EARLY WITHDRAWALS FROM QUALIFIED ANNUITY CONTRACTS You may owe a 10% tax penalty on the taxable part of distributions received from an IRA, SEP, Roth IRA, TDA or qualified retirement plan before you attain age 59 1/2. Amounts are not subject to this tax penalty if:

..    the amount is paid on or after you reach age 59 1/2 or die;

..    the amount received is attributable to your becoming disabled; or

..    generally the amount paid or received is in the form of substantially equal payments not less frequently than annually. (Please note that substantially equal payments must continue until the later of reaching age 59 1/2 or 5 years. Modification of payments during that time period will result in retroactive application of the 10% tax penalty.)

Other exceptions to this tax may apply. You should consult your tax advisor for further details.

WITHHOLDING

We will withhold federal income tax at the rate of 20% for any eligible rollover distribution paid by us to or for a plan participant, unless such distribution is "directly" rolled over into another qualified plan, IRA (including the IRA variations described above), SEP, 457 government plan or TDA. An eligible rollover distribution is defined under the tax law as a distribution from an employer plan under 401(a), a TDA or a 457 governmental plan, excluding any distribution that is part of a series of substantially equal payments (at least annually) made over the life expectancy of the employee or the joint life expectancies of the employee and his designated beneficiary, any distribution made for a specified period of 10 years or more, any distribution that is a required minimum distribution and any hardship distribution. Regulations also specify certain other items which are not considered eligible rollover distributions. For all other distributions, unless you elect otherwise, we will withhold federal income tax from the taxable portion of such distribution at an appropriate percentage. The rate of withholding on annuity payments where no mandatory withholding is required is determined on the basis of the withholding certificate that you file with us. If you do not file a certificate, we will automatically withhold federal taxes on the following basis:

..    For any annuity payments not subject to mandatory withholding, you will have taxes withheld by us as if you are a married individual, with 3 exemptions

..    If no U.S. taxpayer identification number is provided, we will automatically withhold using single with zero exemptions as the default;
     and

..    For all other distributions, we will withhold at a 10% rate.

We will provide you with forms and instructions concerning the right to elect that no amount be withheld from payments in the ordinary course. However, you should know that, in any event, you are liable for payment of federal income taxes on the taxable portion of the

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distributions, and you should consult with your tax advisor to find out more information on your potential liability if you fail to pay such taxes. There may be additional state income tax withholding requirements.

ERISA REQUIREMENTS

ERISA (the "Employee Retirement Income Security Act of 1974") and the Code prevent a fiduciary and other "parties in interest" with respect to a plan (and, for these purposes, an IRA would also constitute a "plan") from receiving any benefit from any party dealing with the plan, as a result of the sale of the contract. Administrative exemptions under ERISA generally permit the sale of insurance/annuity products to plans, provided that certain information is disclosed to the person purchasing the contract. This information has to do primarily with the fees, charges, discounts and other costs related to the contract, as well as any commissions paid to any agent selling the contract. Information about any applicable fees, charges, discounts, penalties or adjustments may be found in the applicable sections of this prospectus. Information about sales representatives and commissions may be found in the sections of this prospectus addressing distribution of the Annuities.

Other relevant information required by the exemptions is contained in the contract and accompanying documentation.

Please consult with your tax advisor if you have any questions about ERISA and these disclosure requirements.

Spousal Consent Rules for Retirement Plans - Qualified Contracts If you are married at the time your payments commence, you may be required by federal law to choose an income option that provides survivor annuity income to your spouse, unless your spouse waives that right. Similarly, if you are married at the time of your death, federal law may require all or a portion of the Death Benefit to be paid to your spouse, even if you designated someone else as your beneficiary. A brief explanation of the applicable rules follows. For more information, consult the terms of your retirement arrangement.

DEFINED BENEFIT PLANS AND MONEY PURCHASE PENSION PLANS.


If you are married at the time your payments commence, federal law requires that benefits be paid to you in the form of a "qualified joint and survivor annuity"
(QJSA), unless you and your spouse waive that right, in writing. Generally, this means that you will receive a reduced payment during your life and, upon your death, your spouse will receive at least one-half of what you were receiving for life. You may elect to receive another income option if your spouse consents to the election and waives his or her right to receive the QJSA. If your spouse consents to the alternative form of payment, your spouse may not receive any benefits from the plan upon your death. Federal law also requires that the plan pay a Death Benefit to your spouse if you are married and die before you begin receiving your benefit. This benefit must be available in the form of an annuity for your spouse's lifetime and is called a "qualified pre-retirement survivor annuity" (QPSA). If the plan pays Death Benefits to other Beneficiaries, you may elect to have a beneficiary other than your spouse receive the Death Benefit, but only if your spouse consents to the election and waives his or her right to receive the QPSA. If your spouse consents to the alternate beneficiary, your spouse will receive no benefits from the plan upon your death. Any QPSA waiver prior to your attaining age 35 will become null and void on the first day of the calendar year in which you attain age 35, if still employed.


DEFINED CONTRIBUTION PLANS (INCLUDING 401(k) PLANS AND ERISA 403(b) ANNUITIES). Spousal consent to a distribution is generally not required. Upon your death, your spouse will receive the entire Death Benefit, even if you designated someone else as your beneficiary, unless your spouse consents in writing to waive this right. Also, if you are married and elect an annuity as a periodic income option, federal law requires that you receive a QJSA (as described above), unless you and your spouse consent to waive this right.

IRAS, NON-ERISA 403(b) ANNUITIES, AND 457 PLANS.

Spousal consent to a distribution usually is not required. Upon your death, any Death Benefit will be paid to your designated beneficiary.

ADDITIONAL INFORMATION

For additional information about federal tax law requirements applicable to IRAs and Roth IRAs, see the IRA Disclosure Statement or Roth IRA Disclosure Statement, as applicable.

GIFTS AND GENERATION-SKIPPING TRANSFERS

If you transfer your contract to another person for less than adequate consideration, there may be gift tax consequences in addition to income tax consequences. Also, if you transfer your contract to a person two or more generations younger than you (such as a grandchild or grandniece) or to a person that is more than 37 1/2 years younger than you, there may be generation-skipping transfer tax consequences.

COMPANY INCOME TAXES

We will pay company income taxes on the taxable corporate earnings created by this Annuity. While we may consider company income taxes when pricing our products, we do not currently include such income taxes in the tax charges you pay under the Annuity. We will periodically review the issue of charging for these taxes.

In calculating our corporate income tax liability, we may derive certain corporate income tax benefits associated with the investment of company assets, including separate account assets, which are treated as company assets under applicable income tax law. These benefits reduce our overall corporate income tax liability. We do not pass these tax benefits through to holders of the separate account annuity

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contracts because (i) the contract Owners are not the Owners of the assets generating these benefits under applicable income tax law and (ii) we do not currently include company income taxes in the tax charges you pay under the contract.


                                OTHER INFORMATION

PRUCO LIFE OF NEW JERSEY AND THE SEPARATE ACCOUNT


PRUCO LIFE OF NEW JERSEY. Pruco Life Insurance Company of New Jersey (Pruco Life of New Jersey) is a stock life insurance organized in 1982 under the laws of the State of New Jersey. It is licensed to sell life insurance and annuities in New Jersey and New York, and accordingly is subject to the laws of each of those states. Pruco Life of New Jersey is an indirect wholly-owned subsidiary of The Prudential Insurance Company of America (Prudential), a New Jersey stock life insurance company doing business since 1875. Prudential is an indirect wholly-owned subsidiary of Prudential Financial, Inc. (Prudential Financial), a New Jersey insurance holding company. No company other than Pruco Life of New Jersey has any legal responsibility to pay amounts that it owes under its annuity contracts. Among other things, this means that where you participate in an optional living benefit or death benefit and the value of that benefit (e.g., the Protected Withdrawal Value, for Highest Daily Lifetime 6 Plus) exceeds your current Account Value, you would rely solely on the ability of Pruco Life of New Jersey to make payments under the benefit out of its own assets. As Pruco Life of New Jersey's ultimate parent, Prudential Financial, however, exercises significant influence over the operations and capital structure of Pruco Life of New Jersey.

Pruco Life of New Jersey incorporates by reference into the prospectus its latest annual report on Form 10-K filed pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (Exchange Act) since the end of the fiscal year covered by its latest annual report. In addition, all documents subsequently filed by Pruco Life of New Jersey pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act also are incorporated into the prospectus by reference. Pruco Life of New Jersey will provide to each person, including any beneficial Owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference into the prospectus but not delivered with the prospectus. Such information will be provided upon written or oral request at no cost to the requester by writing to Pruco Life Insurance Company of New Jersey, One Corporate Drive, Shelton, CT 06484 or by calling 800-752-6342. Pruco Life of New Jersey files periodic reports as required under the Exchange Act. The public may read and copy any materials that Pruco Life of New Jersey files with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 202-551-8090. The SEC maintains an Internet site that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC (see http://www.sec.gov). Our internet address is http://www.prudentialannuities.com.

Pruco Life of New Jersey conducts the bulk of its operations through staff employed by it or by affiliated companies within the Prudential Financial family. Certain discrete functions have been delegated to non-affiliates that could be deemed "service providers" under the Investment Company Act of 1940. The entities engaged by Pruco Life of New Jersey may change over time. As of December 31, 2009, non-affiliated entities that could be deemed service providers to Pruco Life of New Jersey and/or another insurer within the Prudential Annuities business unit consisted of the following: Alliance-One Services Inc. (administration of variable life policies) located at 55 Hartland Street East Hartford CT 06108, Ascensus (qualified plan administrator) located at 200 Dryden Road, Dresher, PA 19025, Blue Frog Solutions, Inc. (order entry systems provider) located at 555 SW 12th Ave, Suite 202 Pompano Beach, FL 33069, Broadridge Investor Communication Solutions, Inc. (proxy tabulation services), 51 Mercedes Way, Edgewood, NY 11717, EBIX Inc. (order-entry system) located at 5 Concourse Parkway Suite 3200 Atlanta, GA 30328, ExlService Holdings, Inc., ("EXL"), a Delaware corporation, having its office at 350 Park Avenue, 10th Floor, New York, NY 10022, Diversified Information Technologies Inc. (records management) located at 123 Wyoming Avenue Scranton, PA 18503, Fosdick Fulfillment Corp. (fulfillment of prospectuses and marketing materials) located at 26 Barnes Industrial Park Road North Wallingford, CT 06492, Insurance Technologies (annuity illustrations) located at 38120 Amrhein Ave., Livonia, MI 48150, Lason Systems Inc. (contract printing and mailing) located at 1305 Stephenson Highway Troy, MI 48083, Morningstar Associates LLC (asset allocation recommendations) located at 225 West Wacker Drive Chicago, IL 60606, Pershing LLC (order-entry systems provider) located at One Pershing Plaza Jersey City, NJ 07399, Personix (printing and fulfillment of confirmations and client statements) located at 13100 North Promenade Boulevard Stafford, TX 77477, RR Donnelley Receivables Inc. (printing annual reports and prospectuses) located at 111 South Wacker Drive Chicago, IL 60606-4301, Stanton Group (qualified plan administrator) located at Two Pine Tree Drive Suite 400 Arden Hills, MN 55112
Attention: Alerus Retirement Solutions, State Street (accumulation unit value calculations) located at State Street Financial Center One Lincoln Street Boston, Massachusetts 02111, The Harty Press, Inc. (printing and fulfillment of marketing materials) located at 25 James Street New Haven, CT 06513, VG Reed & Sons Inc. (printing and fulfillment of annual reports) located at 1002 South 12th Street Louisville, KY 40210, William B. Meyer (printing and fulfillment of prospectuses and marketing materials) located at 255 Long Beach Boulevard Stratford, CT 06615.


THE SEPARATE ACCOUNT. We have established a separate account, the Pruco Life of New Jersey Flexible Premium Variable Annuity Account (separate account), to hold the assets that are associated with the variable annuity contracts. The separate account was established under New Jersey law on May 20, 1996, and is registered with the SEC under the Investment Company Act of 1940 as a unit investment trust, which is a type of investment company. The assets of the separate account are held in the name of Pruco Life of New Jersey and legally belong to us. These assets are kept separate from all of our other assets and may not be charged with liabilities arising

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out of any other business we may conduct. The obligations under the Annuities are those of Pruco Life of New Jersey, which is the issuer of the Annuities and the depositor of the Separate Account. More detailed information about Pruco Life of New Jersey, including its audited consolidated financial statements, is provided in the Statement of Additional Information.

We may offer new Sub-accounts, eliminate Sub-accounts, or combine Sub-accounts at our sole discretion. We may also close Sub-accounts to additional Purchase Payments on existing Annuities or close Sub-accounts for Annuities purchased on or after specified dates. We will first notify you and receive any necessary SEC and/or state approval before making such a change. If an underlying mutual fund is liquidated, we will ask you to reallocate any amount in the liquidated fund. If you do not reallocate these amounts, we will reallocate such amounts only in accordance with SEC pronouncements and only after obtaining an order from the SEC, if required. We reserve the right to substitute underlying portfolios, as allowed by applicable law. If we make a fund substitution or change, we may change the Annuity contract to reflect the substitution or change. We do not control the underlying mutual funds, so we cannot guarantee that any of those funds will always be available.

If you are enrolled in a Dollar Cost Averaging, Asset Rebalancing, or comparable programs while an underlying fund merger, substitution or liquidation takes place, unless otherwise noted in any communication from us, your Account Value invested in such underlying fund will be transferred automatically to the designated surviving fund in the case of mergers, the replacement fund in the case of substitutions, and an available Money Market Fund in the case of fund liquidations. Your enrollment instructions will be automatically updated to reflect the surviving fund, the replacement fund or a Money Market Fund for any continued and future investments.

SERVICE FEES PAYABLE TO PRUCO LIFE OF NEW JERSEY

Pruco Life of New Jersey and/or our affiliates receive substantial and varying administrative service payments, Rule 12b-1 fees, and "revenue sharing" payments from certain underlying Portfolios or related parties. Rule 12b-1 fees compensate our affiliated principal underwriter for distribution, marketing, and/or servicing functions. Administrative services payments compensate us for providing administrative services with respect to Annuity Owners invested indirectly in the Portfolio, which include duties such as recordkeeping shareholder services, and the mailing of periodic reports. We receive administrative services fees with respect to both affiliated underlying Portfolios and unaffiliated underlying Portfolios. The administrative services fees we receive from affiliates originate from the assets of the affiliated Portfolio itself and/or the assets of the Portfolio's investment advisor. In recognition of the administrative services provided by the relevant affiliated insurance companies, the investment advisors to certain affiliated Portfolios also make "revenue sharing" payments to such affiliated insurance companies. In any case, the existence of these fees tends to increase the overall cost of investing in the Portfolio. In addition, because these fees are paid to us, allocations you make to these affiliated underlying Portfolios benefit us financially.

We collect these payments and fees under agreements between us and a Portfolio's principal underwriter, transfer agent, investment advisor and/or other entities related to the Portfolio.

The 12b-1 fees and administrative services fees that we receive may vary among the different fund complexes that are part of our investment platform. Thus, the fees we collect may be greater or smaller, based on the Portfolios that you select. In addition, we may consider these payments and fees, among a number of factors, when deciding to add or keep a Portfolio on the "menu" of Portfolios that we offer through the Annuity.


Please see the table entitled "Underlying Mutual Fund Portfolio Annual Expenses" for a listing of the Portfolios that pay a 12b-1 fee. With respect to administrative services fees, the maximum fee that we receive is equal to 0.35% of the average assets allocated to the Portfolio(s) under the Annuity. We expect to make a profit on these fees.


In addition, an investment advisor, sub-advisor or distributor of the underlying Portfolios may also compensate us by providing reimbursement, defraying the costs of, or paying directly for, among other things, marketing and/or administrative services and/or other services they provide in connection with the Annuity. These services may include, but are not limited to: sponsoring or co-sponsoring various promotional, educational or marketing meetings and seminars attended by distributors, wholesalers, and/or broker dealer firms' registered representatives, and creating marketing material discussing the contract, available options, and underlying Portfolios. The amounts paid depend on the nature of the meetings, the number of meetings attended by the advisor, sub-advisor, or distributor, the number of participants and attendees at the meetings, the costs expected to be incurred, and the level of the advisor's, sub-advisor's or distributor's participation. These payments or reimbursements may not be offered by all advisors, sub-advisors, or distributors, and the amounts of such payments may vary between and among each advisor, sub-advisor, and distributor depending on their respective participation.


During 2009, with regard to amounts that were paid under these kinds of arrangements described immediately above, the amounts ranged from approximately $500 to approximately $840,562. These amounts may have been paid to one or more Prudential-affiliated insurers issuing individual variable annuities.


LEGAL STRUCTURE OF THE UNDERLYING FUNDS

Each underlying mutual fund is registered as an open-end management investment company under the Investment Company Act. Shares

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


of the underlying mutual fund Portfolios are sold to separate accounts of life insurance companies offering variable annuity and variable life insurance products. The shares may also be sold directly to qualified pension and retirement plans.

VOTING RIGHTS


We are the legal Owner of the shares of the underlying mutual funds in which the Sub-accounts invest. However, under SEC rules, you have voting rights in relation to Account Value maintained in the Sub-accounts. If an underlying mutual fund portfolio requests a vote of shareholders, we will vote our shares based on instructions received from Owners with Account Value allocated to that Sub-account. Owners have the right to vote an amount equal to the number of shares attributable to their contracts. If we do not receive voting instructions in relation to certain shares, we will vote those shares in the same manner and proportion as the shares for which we have received instructions. This voting procedure is sometimes referred to as "mirror voting" because, as indicated in the immediately preceding sentence, we mirror the votes that are actually cast, rather than decide on our own how to vote. We will also "mirror vote" shares that are owned directly by us or an affiliate (excluding shares held in the separate account of an affiliated insurer). In addition, because all the shares of a given mutual fund held within our separate account are legally owned by us, we intend to vote all of such shares when that underlying fund seeks a vote of its shareholders. As such, all such shares will be counted towards whether there is a quorum at the underlying fund's shareholder meeting and towards the ultimate outcome of the vote. Thus, under "mirror voting", it is possible that the votes of a small percentage of contract holders who actually vote will determine the ultimate outcome. We will furnish those Owners who have Account Value allocated to a Sub-account whose underlying mutual fund portfolio has requested a "proxy" vote with proxy materials and the necessary forms to provide us with their voting instructions. Generally, you will be asked to provide instructions for us to vote on matters such as changes in a fundamental investment strategy, adoption of a new investment advisory agreement, or matters relating to the structure of the underlying mutual fund that require a vote of shareholders.


Advanced Series Trust (the "Trust") has obtained an exemption from the Securities and Exchange Commission that permits its co-investment advisers, AST Investment Services, Inc. and Prudential Investments LLC, subject to approval by the Board of Trustees of the Trust, to change sub-advisors for a Portfolio and to enter into new sub-advisory agreements, without obtaining shareholder approval of the changes. This exemption (which is similar to exemptions granted to other investment companies that are organized in a similar manner as the Trust) is intended to facilitate the efficient supervision and management of the sub-advisors by AST Investment Services, Inc., Prudential Investments LLC and the Trustees. The Trust is required, under the terms of the exemption, to provide certain information to shareholders following these types of changes. We may add new Sub-accounts that invest in a series of underlying funds other than the Trust. Such series of funds may have a similar order from the SEC. You also should review the prospectuses for the other underlying funds in which various Sub-accounts invest as to whether they have obtained similar orders from the SEC.

MATERIAL CONFLICTS


It is possible that differences may occur between companies that offer shares of an underlying mutual fund portfolio to their respective separate accounts issuing variable annuities and/or variable life insurance products. Differences may also occur surrounding the offering of an underlying mutual fund portfolio to variable life insurance policies and variable annuity contracts that we offer. Under certain circumstances, these differences could be considered "material conflicts," in which case we would take necessary action to protect persons with voting rights under our variable annuity contracts and variable life insurance policies against persons with voting rights under other insurance companies' variable insurance products. If a "material conflict" were to arise between Owners of variable annuity contracts and variable life insurance policies issued by us we would take necessary action to treat such persons equitably in resolving the conflict. "Material conflicts" could arise due to differences in voting instructions between Owners of variable life insurance and variable annuity contracts of the same or different companies. We monitor any potential conflicts that may exist.


CONFIRMATIONS, STATEMENTS, AND REPORTS


We send any statements and reports required by applicable law or regulation to you at your last known address of record. You should therefore give us prompt notice of any address change. We reserve the right, to the extent permitted by law and subject to your prior consent, to provide any prospectus, prospectus supplements, confirmations, statements and reports required by applicable law or regulation to you through our Internet Website at www.prudentialannuities.com or any other electronic means, including diskettes or CD ROMs. We send a confirmation statement to you each time a transaction is made affecting Account Value, such as making additional Purchase Payments, transfers, exchanges or withdrawals. We also send quarterly statements detailing the activity affecting your Annuity during the calendar quarter, if there have been transactions during the quarter. We may confirm regularly scheduled transactions, including, but not limited to the Annual Maintenance Fee, Systematic Withdrawals (including 72(t)/72(q) payments and Required Minimum Distributions), electronic funds transfer, Dollar Cost Averaging, auto rebalancing, and the Custom Portfolios Program in quarterly statements instead of confirming them immediately. You should review the information in these statements carefully. You may request additional reports. We reserve the right to charge $50 for each such additional report, but may waive that charge in the future. We will also send an annual report and a semi-annual report containing applicable financial statements for the portfolios to Owners or, with your prior consent, make such documents available electronically through our Internet Website or other electronic means.


DISTRIBUTION OF ANNUITIES OFFERED BY PRUCO LIFE OF NEW JERSEY

Prudential Annuities Distributors, Inc. (PAD), a wholly-owned subsidiary of Prudential Annuities, Inc., is the distributor and principal

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underwriter of the annuities offered through this prospectus. PAD acts as the distributor of a number of annuity and life insurance products. PAD's principal business address is One Corporate Drive, Shelton, Connecticut 06484. PAD is registered as a broker-dealer under the Securities Exchange Act of 1934 (Exchange Act), and is a member of the Financial Industry Regulatory Authority (FINRA). Each Annuity is offered on a continuous basis. PAD enters into distribution agreements with broker/dealers who are registered under the Exchange Act and with entities that may offer the Annuities but are exempt from registration (firms). Applications for each Annuity are solicited by registered representatives of those firms. Such representatives will also be our appointed insurance agents under state insurance law. In addition, PAD may offer the Annuity directly to potential purchasers.


Under the distribution agreement, commissions are paid to firms on sales of the Annuity according to one or more schedules. The registered representative will receive all or a portion of the compensation, depending on the practice of his or her firm. Commissions are generally based on a percentage of Purchase Payments made, up to a maximum of 6.0% for the X Series, 7.0% for the B Series 5.50%% for the L Series and 2.0% for the C Series. Alternative compensation schedules are available that generally provide a lower initial commission plus ongoing quarterly compensation based on all or a portion of Account Value. We may also provide compensation to the distributing firm for providing ongoing service to you in relation to the Annuity. Commissions and other compensation paid in relation to the Annuity do not result in any additional charge to you or to the separate account. Compensation varies by Annuity product, and such differing compensation could be a factor in which Annuity a Financial Professional recommends to you.


In addition, in an effort to promote the sale of our products (which may include the placement of Pruco Life of New Jersey and/or the Annuity on a preferred or recommended company or product list and/or access to the firm's registered representatives), we or PAD may enter into compensation arrangements with certain broker/dealers firms with respect to certain or all registered representatives of such firms under which such firms may receive separate compensation or reimbursement for, among other things, training of sales personnel and/or marketing and/or administrative services and/or other services they provide to us or our affiliates. These services may include, but are not limited to: educating customers of the firm on the Annuity's features; conducting due diligence and analysis; providing office access, operations and systems support; holding seminars intended to educate registered representatives and make them more knowledgeable about the Annuities; providing a dedicated marketing coordinator; providing priority sales desk support; and providing expedited marketing compliance approval and preferred programs to PAD. We or PAD also may compensate third-party vendors, for services that such vendors render to broker-dealer firms. To the extent permitted by the FINRA rules and other applicable laws and regulations, PAD may pay or allow other promotional incentives or payments in the forms of cash or non-cash compensation. These arrangements may not be offered to all firms and the terms of such arrangements may differ between firms. In addition, we or our affiliates may provide such compensation, payments and/or incentives to firms arising out of the marketing, sale and/or servicing of variable annuities or life insurance offered by different Prudential business units.

The list below identifies three general types of payments that PAD pays which are broadly defined as follows:

..    Percentage Payments based upon "Assets under Management" or "AUM": This type of payment is a percentage payment that is based upon the total assets, subject to certain criteria in certain Pruco Life of New Jersey products.

..    Percentage Payments based upon sales: This type of payment is a percentage payment that is based upon the total amount of money received as Purchase Payments under Pruco Life of New Jersey annuity products sold through the firm (or its affiliated broker-dealers).

..    Fixed Payments: These types of payments are made directly to or in sponsorship of the firm (or its affiliated broker-dealers). Examples of arrangements under which such payments may be made currently include, but are not limited to: sponsorships, conferences (national, regional and top producer), speaker fees, promotional items and reimbursements to firms for marketing activities or services paid by the firms and/or their registered representatives. The amount of these payments varies widely because some payments may encompass only a single event, such as a conference, and others have a much broader scope. In addition, we may make payments periodically during the relationship for systems, operational and other support.


The list below includes the names of the firms (or their affiliated broker/dealers) that we are aware (as of December 31, 2009) received payment with respect to our annuity business generally during 2009 (or as to which a payment amount was accrued during 2009). The firms listed below include those receiving payments in connection with marketing of products issued by Pruco Life Insurance Company and Pruco Life Insurance Company of New Jersey. Your registered representative can provide you with more information about the compensation arrangements that apply upon request. During 2009, the least amount paid, and greatest amount paid, were $55 and $2,282,252, respectively. Each of these Annuities also is distributed by other selling firms that previously were appointed only with our affiliate Prudential Annuities Life Assurance Corporation ("PALAC"). Such other selling firms may have received compensation similar to the types discussed above with respect to their sale of PALAC annuities. In addition, such other selling firms may, on a going forward basis, receive substantial compensation that is not reflected in this 2009 retrospective depiction.


NAME OF FIRM:

A.G. Edwards & Sons, Inc.
Advantage Capital
AIG Financial Advisors, Inc.
American General Securities

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


Citigroup Global Markets, Inc.
Financial Network Investment Corp.
FSC Securities Corp.
ING Financial Partners, Inc.
Merrill Lynch
Morgan Stanley & Co. Incorporated
Multi-Financial Securities Corp.
PrimeVest Financial Services, Inc.
Pruco Securities LLC
Raymond James & Associates, Inc.
Raymond James Financial Services
Royal Alliance Associates, Inc.
Stifel Nicolaus & Co., Inc.
UBS Financial Services, Inc.
Wachovia  Securities, Inc.
Wells Fargo Advisors, LLC
Wells Fargo Investments, LLC


You should note that firms and individual registered representatives and branch managers with some firms participating in one of these compensation arrangements might receive greater compensation for selling the Annuities than for selling a different annuity that is not eligible for these compensation arrangements. While compensation is generally taken into account as an expense in considering the charges applicable to a contract product, any such compensation will be paid by us or PAD and will not result in any additional charge to you. Your registered representative can provide you with more information about the compensation arrangements that apply upon request.


This Annuity is sold through firms that are unaffiliated with us, and also is sold through an affiliated firm called Pruco Securities LLC. Pruco Securities, LLC is an indirect wholly-owned subsidiary of Prudential Financial that sells variable annuities and variable life insurance (among other products) through its registered representatives. Pruco Securities LLC also serves as principal underwriter of certain variable life insurance contracts issued by subsidiary insurers of Prudential Financial.

FINANCIAL STATEMENTS

The financial statements of the Separate Account and Pruco Life of New Jersey are included in the Statement of Additional Information.

INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

LEGAL PROCEEDINGS

Pruco Life of New Jersey is subject to legal and regulatory actions in the ordinary course of its businesses, including class action lawsuits. Legal and regulatory actions may include proceedings relating to aspects of the businesses and operations that are specific to Pruco Life of New Jersey and that are typical of the businesses in which Pruco Life of New Jersey operates. Class action and individual lawsuits may involve a variety of issues and/or allegations, which include sales practices, underwriting practices, claims payment and procedures, premium charges and policy servicing. Pruco Life of New Jersey may also be subject to litigation arising out of its general business activities, such as investments and third party contracts. In certain of these matters, plaintiffs may seek large and/or indeterminate amounts, including punitive or exemplary damages.


Commencing in 2003, Prudential Financial received formal requests for information from the SEC and the New York Attorney General's Office ("NYAG") relating to market timing in variable annuities by certain American Skandia entities. In April 2009, AST Investment Services, Inc., formerly named American Skandia Investment Services, Inc. ("ASISI"), reached a resolution of the previously disclosed investigations by the SEC and the NYAG into market timing related misconduct involving certain variable annuities. The settlements relate to conduct that generally occurred between January 1998 and September 2003. ASISI is an affiliate of Pruco Life and serves as investment manager for certain Investment Options under Pruco Life's variable life insurance and annuity products. Prudential Financial acquired ASISI from Skandia Insurance Company Ltd. (publ) ("Skandia") in May 2003. Subsequent to the acquisition, Prudential Financial implemented controls, procedures and measures designed to protect customers from the types of activities involved in these investigations. These settlements resolve the investigations by the above named authorities into these matters, subject to the settlement terms. Under the terms of the settlements, ASISI has paid a total of $34 million in disgorgement and an additional $34 million as a civil money penalty. These amounts have been paid into a Fair Fund administered by the SEC to compensate those harmed by the market timing related activities. In the settlements, ASISI has agreed and retained, at its own cost and expense, the services of an Independent Distribution consultant that was deemed acceptable to the Staff of the SEC and has developed and submitted a proposed plan for the distribution of Fair Fund amounts according to a methodology developed in consultation with and acceptable to the Staff on December 22, 2009 and is currently under review by the staff of the SEC. As part of these settlements, ASISI has undertaken and has completed in 2009 a compliance review by an


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



independent third party. They issued and submitted a report of their findings and recommendations to ASISI's Board of Directors, the Audit Committee of the Advanced Series Trust Board of Trustees and the Staff of the SEC. In addition, ASISI has agreed, among other things, to continue to cooperate with the SEC and NYAG in any litigation, ongoing investigations or other proceedings relating to or arising from their investigations into these matters. Under the terms of the purchase agreement pursuant to which Prudential Financial acquired ASISI from Skandia, Prudential Financial was indemnified for the costs of the settlements.


Pruco Life of New Jersey's litigation and regulatory matters are subject to many uncertainties, and given their complexity and scope, their outcomes cannot be predicted. It is possible that results of operations or cash flow of Pruco Life of New Jersey in a particular quarterly or annual period could be materially affected by an ultimate unfavorable resolution of pending litigation and regulatory matters depending, in part, upon the results of operations or cash flow for such period. In light of the unpredictability of Pruco Life of New Jersey's litigation and regulatory matters, it is also possible that in certain cases an ultimate unfavorable resolution of one or more pending litigation or regulatory matters could have a material adverse effect on Pruco Life of New Jersey's financial position. Management believes, however, that, based on information currently known to it, the ultimate outcome of all pending litigation and regulatory matters, after consideration of applicable reserves and rights to indemnification, is not likely to have a material adverse effect on Pruco Life of New Jersey's financial position.

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The following are the contents of the Statement of Additional Information:

..    Company

..    Experts

..    Principal Underwriter

..    Allocation of Initial Purchase Payment

..    Determination of Accumulation Unit Values
     Financial Statements

HOW TO CONTACT US

You can contact us by:

..    calling our Customer Service Team at 1-888-PRU-2888 during our normal business hours,

..    writing to us via regular mail at Prudential Annuity Service Center, P.O.
     Box 7960, Philadelphia, PA 19176. NOTE: Failure to send mail to the proper address may result in a delay in our receiving and processing your request.


..    accessing information about your Annuity through our Internet Website at
     www.prudentialannuities.com.

You can obtain account information by calling our automated response system and at www.prudentialannuities.com, our Internet Website. Our Customer Service representatives are also available during business hours to provide you with information about your account. You can request certain transactions through our telephone voice response system, our Internet Website or through a customer service representative. You can provide authorization for a third party, including your attorney-in-fact acting pursuant to a power of attorney, to access your account information and perform certain transactions on your account. You will need to complete a form provided by us which identifies those transactions that you wish to authorize via telephonic and electronic means and whether you wish to authorize a third party to perform any such transactions. Please note that unless you tell us otherwise, we deem that all transactions that are directed by your Financial Professional with respect to your Annuity have been authorized by you. We require that you or your representative provide proper identification before performing transactions over the telephone or through our Internet Website. This may include a Personal Identification Number
(PIN) that will be provided to you upon issue of your Annuity or you may establish or change your PIN by calling our automated response system and at www.prudentialannuities.com, our Internet Website. Any third party that you authorize to perform financial transactions on your account will be assigned a PIN for your account.


Transactions requested via telephone are recorded. To the extent permitted by law, we will not be responsible for any claims, loss, liability or expense in connection with a transaction requested by telephone or other electronic means if we acted on such transaction instructions after following reasonable procedures to identify those persons authorized to perform transactions on your Annuity using verification methods which may include a request for your Social Security number, PIN or other form of electronic identification. We may be liable for losses due to unauthorized or fraudulent instructions if we did not follow such procedures.

Pruco Life of New Jersey does not guarantee access to telephonic, facsimile, Internet or any other electronic information or that we will be able to accept transaction instructions via such means at all times. Regular and/or express mail will be the only means by which we will accept transaction instructions when telephonic, facsimile, Internet or any other electronic means are unavailable or delayed. Pruco Life of New Jersey reserves the right to limit, restrict or terminate telephonic, facsimile, Internet or any other electronic transaction privileges at any time.

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                      APPENDIX A - ACCUMULATION UNIT VALUES


As we have indicated throughout this prospectus, each Annuity is a contract that allows you to select or decline any of several features that carries with it a specific asset-based charge. We maintain a unique Unit value corresponding to each combination of such contract features.

Because each Annuity is new, no historical Unit values are depicted here. However, such historical Unit values will be set forth in subsequent amendments to this prospectus.

APPENDIX B - SELECTING THE VARIABLE ANNUITY THAT'S RIGHT FOR YOU

Pruco Life Insurance Company of New Jersey offers several deferred variable annuity products. Each annuity, (X, L, B, C Series), has different features and benefits that may be appropriate for you based on your individual financial situation and how you intend to use the annuity. Not all of these annuities may be available to you, depending on the broker-dealer through which your annuity was sold. You can verify which of these annuities is available to you by speaking to your Financial Professional or calling 1-888-PRU-2888.

Among the factors you should consider when choosing which annuity product may be most appropriate for your individual needs are the following:

..    Your age;

..    The amount of your investment and any planned future Purchase Payments into the annuity,

..    How long you intend to hold the annuity (also referred to as investment time horizon);

..    Your desire to make withdrawals from the annuity and the timing thereof;

..    Your investment objectives;

..    The guarantees optional benefits may provide

..    Your desire to minimize costs and/or maximize return associated with the annuity.

You can compare the costs of the X-Series, L-Series, B-Series, and C-Series by examining the section in this prospectus entitled "Summary of Contract Fees and Charges". There are trade-offs associated with the costs and benefits provided by each of the Series. Generally, shorter-term CDSC products such as the C-Series and L-Series provide higher Surrender Value in short-duration scenarios, while long-term CDSC classes such as the B-Series and X-Series provide higher Surrender Values in long-term scenarios. Please note, while the Insurance Charges differ among the Series, beginning after the 9th Annuity Anniversary they are all equal.

In choosing which Series to purchase, you should consider the features and the associated costs that offer the greatest value to you. The different features may include:

..    Variations on your ability to access funds in your Annuity without the imposition of a Contingent Deferred Sales Charge (CDSC),

..    Different ongoing fees and charges you pay to stay in the Annuity,

..    Purchase Credits made available.

An Annuity without CDSC or a shorter CDSC may provide flexibility and greater Surrender Value in earlier years; however, if you intend to hold the Annuity long term, it may result in a trade off for value in later years. An Annuity that provides a Purchase Credit has a higher Insurance Charge until the 9th Annuity Anniversary and a longer CDSC period than other Annuities without a Purchase Credit. However, the Purchase Credit may add long term value.

The following chart outlines some of the different features for each Annuity sold through this prospectus. The availability of optional benefits, such as those noted in the chart, increase the total cost of the Annuity. Certain living benefits are intended to address longevity risks or market risk. You should consider whether your need for a living benefit alters your time horizon and then ultimately your share class decision. You should carefully consider which features you plan to use when selecting your annuity, and the impact of such features in relation to your investment objectives and which share class may be most appropriate for you.

To demonstrate the impact of the various expense structures, the hypothetical examples on the following pages reflect the Account Value and Surrender Value of each Annuity over a variety of holding periods. These charts reflect the impact of different hypothetical rates of return and the comparable value of each of the Annuities (which reflects the charges associated with each Annuity) under the assumptions noted.

PRUCO LIFE PRODUCT COMPARISON

Below is a summary of Pruco Life of New Jersey's annuity products sold through this prospectus. X share refers to Prudential Premier Retirement Variable Annuity X Series, B share refers to Prudential Premier Retirement Variable Annuity B Series, L share refers to Prudential Premier Retirement Variable Annuity L Series, and C share refers to Prudential Premier Retirement Variable Annuity C Series.

Your registered Financial Professional can provide you with the prospectus for the underlying portfolios and can guide you through Selecting the Annuity That's Right For You and help you decide upon the Annuity that would be most advantageous for you given your individual needs. Please read the prospectus carefully before investing. Pruco Life Insurance Company of New Jersey does not make recommendations or provide investment advice.



ANNUITY COMPARISON            X SERIES            B SERIES            L SERIES        C SERIES
----------------------  ------------------  --------------------  ----------------  ------------
Minimum Investment            $10,000              $1,000                     $10,000

Maximum Issue Age                80                                      85

Contingent Deferred           9 Years             7 Years              4 Years           N/A
Sales Charge Schedule
(Based on date of        (9%, 9%, 9%, 9%,   (7%, 7%, 6%, 6%, 5%,  (7%, 7%, 6%, 5%)
each purchase payment)    8%, 8%, 8%, 5%,         5%, 5%)
                               2.5%)

Total Insurance                1.85%               1.30%                1.70%           1.75%
Charge
(during first 9
Annuity Years)
Total Insurance                                               1.30%
Charge
(after 9th Annuity
Year)
Annual Maintenance Fee                         Lesser of:
                                                 .    $30, or
                                                 .    2% of Account Value
                                                 .    Waived for Premiums => $100k

Purchase Credit         Yes, based on                                     No
                        purchase payments
                         .    Yrs 1-4: 6%
                              (3% age 82+)

                         .    Yrs 5+: N/A
                        Recaptured in
                        certain
                        circumstances

Variable Investment                          Advanced Series Trust Portfolios;
Options                                            Franklin Templeton VIT
(Not all options
available with certain
optional benefits)

Minimum Death Benefit                                   Greater of:
                               .    Purchase payments minus proportional withdrawals, and
                                                  .    Account Value

Optional Death Benefit                                     HAV
(for an additional
cost)

Optional Living                                         HD6 Plus;
Benefits                                            Spousal HD6 Plus;
(for an additional                                     HD GRO II;
cost)                                                  GRO Plus II

HYPOTHETICAL ILLUSTRATION

The following examples outline the value of each Annuity as well as the amount that would be available to an investor as a full surrender at the end of each of the Annuity years specified. The values shown below are based on the following assumptions:. An initial investment of $100,000 is made into each Annuity earning a gross rate of return of 0% and 6% and 10%, respectively.

No additional Purchase Payments or withdrawals are made from the Annuity. The hypothetical gross rates of return are reduced by the arithmetic average of the fees and expenses of the underlying portfolios and the charges that are deducted from the Annuity at the Separate Account level as follows: -- 1.12% (for B Series) 1.12% (X Series) 1.12% (for L Series) and 1.12% (C Series)based on the fees and expenses of the applicable underlying portfolios as of December 31, 2008. The arithmetic average of all fund expenses is computed by adding portfolio management fees, 12b-1 fees and other expenses of all the underlying portfolios and then dividing by the number of portfolios. For purposes of the illustrations, we do not reflect any expense reimbursements or expense waivers that might apply and are described in the prospectus fee table. The Separate Account level charges refer to the Insurance Charge.

The Contract Value and Surrender Value are further reduced by the Annual Maintenance Fee, if applicable. For X-Series, the Contract Value and Surrender Value also reflect the addition of any applicable Purchase Credits.

The Contract Value assumes no surrender, while the Surrender Value assumes a 100% surrender two days prior to the anniversary of the Issue Date of the Annuity ("Annuity Anniversary"), therefore reflecting the CDSC applicable to that Annuity Year. Note that a withdrawal on the Annuity Anniversary, or the day before the Annuity Anniversary, would be subject to the CDSC applicable to the next Annuity Year, which may be lower. The CDSC is calculated based on the date that the Purchase Payment was made and for purposes of these examples, we assume that a single Purchase Payment of $100,000 was made on the Issue Date. The values that you actually experience under an Annuity will be different from what is depicted here if any of the assumptions we make here differ from your circumstances, however the relative values for each Annuity reflected below will remain the same. (We will provide your Financial Professional with a personalized illustration upon request).

If, for an additional fee, you elect an optional living benefit that has a Protected Withdrawal Value (PWV), the expenses will be higher and the values will differ from those shown in the charts below. Similar to contract and surrender values, the PWV will differ by share class. Typically, the share class with the higher contract value will translate into the relatively higher PWV unless the net rate of return is below the roll-up rate of 6% where the PWV of the C, L and B would all grow equally by the guaranteed amount. The X Series, because of the impact of the Purchase Credit applied into the contract value will yield the relatively highest PWV in all scenarios. If the 10 and 20 year minimum guarantees increase the PWV, the PWV of C, L, and B would all be equal at that time. The X Series would yield the highest PWV with the 10 and 20 year minimum guarantees due to the impact of the Purchase Credit.

     0% GROSS RATE OF RETURN



                  X SHARE                B SHARE                 L SHARE                C SHARE
         ----------------------  ----------------------  ----------------------  ----------------------
         NET RATE OF                                     NET RATE OF             NET RATE OF
            RETURN               NET RATE OF                RETURN                  RETURN
           YRS 1-10     -2.95%      RETURN                 YRS 1-10     -2.80%    YRS 1-10      -2.85%
           YRS 10+      -2.41%    ALL YEARS     -2.41%     YRS 10+      -2.41%     YRS 10+      -2.41%
Annuity    Contract   Surrender    Contract   Surrender    Contract   Surrender   Contract    Surrender
 Year       Value       Value       Value       Value       Value       Value       Value       Value
-------  -----------  ---------  -----------  ---------  -----------  ---------  -----------  ---------
    1      $102,882    $93,882     $97,601     $90,601     $97,207    $90,207      $97,157     $97,157
    2        99,848     90,848      95,253      88,253      94,484     87,484       94,388      94,388
    3        96,903     87,903      92,962      86,962      91,837     85,837       91,697      91,697
    4        94,045     85,045      90,726      84,726      89,265     84,265       89,084      89,084
    5        91,272     83,272      88,544      83,544      86,765     86,765       86,545      86,545
    6        88,580     80,580      86,414      81,414      84,335     84,335       84,078      84,078
    7        85,967     77,967      84,335      79,335      81,972     81,972       81,681      81,681
    8        83,432     78,432      82,306      82,306      79,676     79,676       79,353      79,353
    9        80,971     78,471      80,327      80,327      77,445     77,445       77,091      77,091
   10        78,583     78,583      78,394      78,394      75,275     75,275       74,894      74,894
   11        76,692     76,692      76,509      76,509      73,464     73,464       73,091      73,091
   12        74,847     74,847      74,668      74,668      71,697     71,697       71,333      71,333
   13        73,046     73,046      72,872      72,872      69,972     69,972       69,617      69,617
   14        71,289     71,289      71,119      71,119      68,289     68,289       67,943      67,943
   15        69,575     69,575      69,409      69,409      66,646     66,646       66,308      66,308
   16        67,901     67,901      67,739      67,739      65,043     65,043       64,713      64,713
   17        66,268     66,268      66,110      66,110      63,479     63,479       63,157      63,157
   18        64,674     64,674      64,519      64,519      61,952     61,952       61,637      61,637
   19        63,118     63,118      62,967      62,967      60,462     60,462       60,155      60,155
   20        61,600     61,600      61,453      61,453      59,007     59,007       58,708      58,708
   21        60,118     60,118      59,975      59,975      57,588     57,588       57,296      57,296
   22        58,672     58,672      58,532      58,532      56,203     56,203       55,917      55,917
   23        57,261     57,261      57,124      57,124      54,851     54,851       54,572      54,572
   24        55,883     55,883      55,750      55,750      53,531     53,531       53,260      53,260
   25        54,539     54,539      54,409      54,409      52,244     52,244       51,978      51,978



     Assumptions:

     a.   $100,000 initial investment

     b.   Fund Expenses = 1.12%

     c.   No optional death benefits or living benefits elected

     d.   Annuity was issued on or after March 15, 2010

     e.   Surrender value assumes surrender 2 days before Annuity anniversary

The shaded values indicate the highest Surrender Values in that year based on the stated assumptions. Assuming a 0% gross annual return, the C-Series has the highest Surrender Value in the first four Annuity Years, the L-Series has the highest Surrender Value in Annuity Years five, six, and seven, the B-Series has the highest Surrender Value in Annuity Years eight and nine, and the X-Series has the highest Surrender Value from the tenth Annuity Year on.

     6% GROSS RATE OF RETURN



                  X SHARE                B SHARE                 L SHARE                C SHARE
         ----------------------  ----------------------  ----------------------  ----------------------
         NET RATE OF                                     NET RATE OF             NET RATE OF
            RETURN               NET RATE OF                RETURN                  RETURN
           YRS 1-10     2.87%       RETURN                 YRS 1-10     3.03%     YRS 1-10      2.98%
           YRS 10+      3.45%     ALL YEARS     3.45%      YRS 10+      3.45%      YRS 10+      3.45%
Annuity    Contract   Surrender    Contract   Surrender    Contract   Surrender   Contract    Surrender
 Year       Value       Value       Value       Value       Value       Value       Value       Value
-------  -----------  ---------  -----------  ---------  -----------  ---------  -----------  ---------
    1      $109,038    $100,038    $103,441    $ 96,441    $103,023    $ 96,023    $102,970    $102,970
    2       112,171     103,171     107,010     100,010     106,145      99,145     106,037     106,037
    3       115,395     106,395     110,702     104,702     109,362     103,362     109,196     109,196
    4       118,711     109,711     114,521     108,521     112,677     107,677     112,448     112,448
    5       122,122     114,122     118,472     113,472     116,092     116,092     115,798     115,798
    6       125,632     117,632     122,560     117,560     119,611     119,611     119,247     119,247
    7       129,242     121,242     126,789     121,789     123,237     123,237     122,799     122,799
    8       132,956     127,956     131,163     131,163     126,972     126,972     126,456     126,456
    9       136,777     134,277     135,688     135,688     130,820     130,820     130,223     130,223
   10       140,708     140,708     140,370     140,370     134,785     134,785     134,102     134,102
   11       145,560     145,560     145,213     145,213     139,434     139,434     138,727     138,727
   12       150,583     150,583     150,223     150,223     144,245     144,245     143,513     143,513
   13       155,778     155,778     155,406     155,406     149,222     149,222     148,465     148,465
   14       161,153     161,153     160,768     160,768     154,370     154,370     153,587     153,587
   15       166,713     166,713     166,315     166,315     159,697     159,697     158,886     158,886
   16       172,465     172,465     172,053     172,053     165,206     165,206     164,368     164,368
   17       178,415     178,415     177,990     177,990     170,906     170,906     170,039     170,039
   18       184,571     184,571     184,131     184,131     176,803     176,803     175,906     175,906
   19       190,939     190,939     190,484     190,484     182,903     182,903     181,975     181,975
   20       197,527     197,527     197,056     197,056     189,214     189,214     188,254     188,254
   21       204,342     204,342     203,855     203,855     195,742     195,742     194,749     194,749
   22       211,392     211,392     210,888     210,888     202,496     202,496     201,468     201,468
   23       218,686     218,686     218,164     218,164     209,482     209,482     208,419     208,419
   24       226,231     226,231     225,691     225,691     216,710     216,710     215,610     215,610
   25       234,037     234,037     233,478     233,478     224,187     224,187     223,049     223,049



     Assumptions:

     a.   $100,000 initial investment

     b.   Fund Expenses = 1.12%

     c.   No optional death benefits or living benefits elected

     d.   Annuity was issued on or after March 15, 2010

     e.   Surrender value assumes surrender 2 days before Annuity anniversary

The shaded values indicate the highest Surrender Values in that year based on the stated assumptions. Assuming a 6% gross annual return, the C-Series has the highest Surrender Value in the first four Annuity Years, the L-Series has the highest Surrender Value in Annuity Years five, six, and seven, the B-Series has the highest Surrender Value in Annuity Years eight and nine, and the X-Series has the highest Surrender Value from the tenth Annuity Year on.

     10% GROSS RATE OF RETURN



                  X SHARE                B SHARE                 L SHARE                C SHARE
         ----------------------  ----------------------  ----------------------  ----------------------
         NET RATE OF                                     NET RATE OF             NET RATE OF
            RETURN               NET RATE OF                RETURN                  RETURN
           YRS 1-10     6.76%       RETURN                 YRS 1-10     6.92%     YRS 1-10      6.86%
           YRS 10+      7.35%     ALL YEARS     7.35%      YRS 10+      7.35%      YRS 10+      7.35%
Annuity    Contract   Surrender    Contract   Surrender    Contract   Surrender   Contract    Surrender
 Year       Value       Value       Value       Value       Value       Value       Value       Value
-------  -----------  ---------  -----------  ---------  -----------  ---------  -----------  ---------

    1      $113,141    $104,141    $107,333    $100,333    $106,899    $ 99,899    $106,845    $106,845
    2       120,784     111,784     115,226     108,226     114,296     107,296     114,180     114,180
    3       128,944     119,944     123,700     117,700     122,204     116,204     122,017     122,017
    4       137,656     128,656     132,797     126,797     130,659     125,659     130,393     130,393
    5       146,955     138,955     142,563     137,563     139,699     139,699     139,344     139,344
    6       156,883     148,883     153,047     148,047     149,365     149,365     148,910     148,910
    7       167,482     159,482     164,302     159,302     159,699     159,699     159,132     159,132
    8       178,797     173,797     176,385     176,385     170,749     170,749     170,055     170,055
    9       190,876     188,376     189,357     189,357     182,563     182,563     181,729     181,729
   10       203,771     203,771     203,282     203,282     195,194     195,194     194,204     194,204
   11       218,753     218,753     218,231     218,231     209,547     209,547     208,483     208,483
   12       234,840     234,840     234,280     234,280     224,957     224,957     223,815     223,815
   13       252,110     252,110     251,509     251,509     241,500     241,500     240,274     240,274
   14       270,651     270,651     270,005     270,005     259,260     259,260     257,944     257,944
   15       290,554     290,554     289,861     289,861     278,326     278,326     276,913     276,913
   16       311,922     311,922     311,178     311,178     298,794     298,794     297,278     297,278
   17       334,861     334,861     334,062     334,062     320,767     320,767     319,140     319,140
   18       359,486     359,486     358,629     358,629     344,357     344,357     342,609     342,609
   19       385,923     385,923     385,002     385,002     369,681     369,681     367,805     367,805
   20       414,304     414,304     413,315     413,315     396,867     396,867     394,853     394,853
   21       444,772     444,772     443,711     443,711     426,053     426,053     423,891     423,891
   22       477,480     477,480     476,341     476,341     457,385     457,385     455,064     455,064
   23       512,594     512,594     511,371     511,371     491,021     491,021     488,529     488,529
   24       550,291     550,291     548,978     548,978     527,131     527,131     524,456     524,456
   25       590,759     590,759     589,350     589,350     565,896     565,896     563,024     563,024



     Assumptions:

     a.   $100,000 initial investment

     b.   Fund Expenses = 1.12%

     c.   No optional death benefits or living benefits elected

     d.   Annuity was issued on or after March 15, 2010

     e.   Surrender value assumes surrender 2 days before policy anniversary

The shaded values indicate the highest Surrender Values in that year based on the stated assumptions. Assuming a 10% gross annual return, the C-Series has the highest Surrender Value in the first four Annuity Years, the L-Series has the highest Surrender Value in Annuity Years five, six, and seven, the B-Series has the highest Surrender Value in Annuity Years eight and nine, and the X-Series has the highest Surrender Value from the tenth Annuity Year on.

    APPENDIX C - FORMULA FOR HIGHEST DAILY LIFETIME 6 PLUS INCOME BENEFIT AND
              SPOUSAL HIGHEST DAILY LIFETIME 6 PLUS INCOME BENEFIT

       TRANSFERS OF ACCOUNT VALUE BETWEEN YOUR PERMITTED SUB-ACCOUNTS AND
                    THE AST INVESTMENT GRADE BOND SUB-ACCOUNT

TERMS AND DEFINITIONS REFERENCED IN THE CALCULATION FORMULAS:

..    C\\u\\ - the upper target is established on the effective date of the
     Highest Daily Lifetime 6 Plus/Spousal Highest Daily Lifetime 6 Plus benefit (the "Effective Date") and is not changed for the life of the guarantee. Currently, it is 83%.

..    Cu\\s\\ - The secondary upper target is established on the Effective Date of the Highest Daily Lifetime 6 Plus/Spousal Highest Daily Lifetime 6 Plus benefit and is not changed for the life of the guarantee. Currently it is 84.5%

..    C\\t\\ - the target is established on the Effective Date and is not changed for the life of the guarantee. Currently, it is 80%.

..    C\\l\\ - the lower target is established on the Effective Date and is not changed for the life of the guarantee. Currently, it is 78%.

..    L - the target value as of the current Valuation Day.

..    r - the target ratio.

..    a - factors used in calculating the target value. These factors are established on the Effective Date and are not changed for the life of the guarantee. (See below for the table of "a" factors

..    V\\v\\ - the total value of all Permitted Sub-accounts in the Annuity.

..    V\\F\\ - the Account Value of any Fixed Allocations in the Annuity

..    B - the total value of the AST Investment Grade Bond Portfolio Sub-account.

..    P - Income Basis. Prior to the first Lifetime Withdrawal, the Income Basis is equal to the Protected Withdrawal Value calculated as if the first Lifetime Withdrawal were taken on the date of calculation. After the first Lifetime Withdrawal, the Income Basis is equal to the greater of (1) the Protected Withdrawal Value on the date of the first Lifetime Withdrawal, increased for additional Purchase Payments, including the amount of any associated Purchase Credits, and adjusted proportionally for Excess Income *, and (2) the Protected Withdrawal Value on any Annuity Anniversary subsequent to the first Lifetime Withdrawal, increased for subsequent additional Purchase Payments (including the amount of any associated Purchase Credits) and adjusted proportionately for Excess Income* and (3) any highest daily Account Value occurring on or after the later of the immediately preceding anniversary of the Issue Date, or the date of the first Lifetime Withdrawal, and prior to or including the date of this calculation, increased for additional Purchase Payments (including the amount of any associated Purchase Credits) and adjusted for withdrawals, as described herein.

..    T - the amount of a transfer into or out of the AST Investment Grade Bond
     Portfolio Sub-account.

..    T\\M\\ - the amount of a monthly transfer out of the AST Investment Grade
     Bond Portfolio.

* Note: Lifetime Withdrawals of less than or equal to the Annual Income Amount do not reduce the Income Basis.

DAILY TARGET VALUE CALCULATION:

On each Valuation Day, a target value (L) is calculated, according to the following formula. If the variable Account Value (V\\V\\ + V\\F\\) is equal to zero, no calculation is necessary. Target Values are subject to change for new elections of this benefit on a going-forward basis.

     L = 0.05 * P * a

DAILY TRANSFER CALCULATION:

The following formula, which is set on the Benefit Effective Date and is not changed for the life of the guarantee, determines when a transfer is required:

Target Ratio r = (L - B) / (V\\V\\ + V\\F\\).

..    If on the third consecutive Valuation Day r > Cu and r (less or =) Cu\\s\\
     or if on any day r > Cu\\s\\, and transfers have not been suspended due to the 90% cap rule, assets in the Permitted Sub-accounts and the Fixed Allocations, if applicable, are transferred to the AST Investment Grade Bond Portfolio Sub-account.

..    If r < C\\l\\, and there are currently assets in the AST Investment Grade
     Bond Portfolio Sub-account (B > 0), assets in the AST Investment Grade Bond Portfolio Sub-account are transferred to the Permitted Sub-accounts as described above.


90% CAP RULE: If, on any Valuation Day this benefit remains in effect, a transfer into the AST Investment Grade Bond Portfolio Sub-account occurs that results in 90% of the Account Value being allocated to the AST Investment Grade Bond Portfolio Sub-account, any transfers into the AST Investment Grade Bond Portfolio Sub-account will be suspended, even if the formula would otherwise dictate that a transfer into the AST Investment Grade Bond Portfolio Sub-account should occur. Transfers out of the AST Investment Grade Bond Portfolio Sub-account and into the elected Sub-accounts will still be allowed. The suspension will be lifted once a transfer out of the AST Investment Grade Bond Portfolio Sub-account occurs either due to a Daily or Monthly Transfer Calculation. Due to the performance of the AST Investment Grade Bond Portfolio Sub-account and the elected Sub-accounts, the Account Value could be more than 90% invested in the AST Investment Grade Bond Portfolio Sub-account.

     The following formula, which is set on the Benefit Effective Date and is not changed for the life of the guarantee, determines the transfer amount:


T = Min (MAX (0, (0.90 * (V\\V\\ + V\\F\\ + B)) - B),                 Money is transferred from the Permitted Sub-accounts and the
    [L - B - (V\\V\\ + V\\F\\) * C\\t\\] / (1 - C\\t\\))              Fixed Allocations to the AST Investment Grade Bond Sub-account

T = {Min (B, - [L - B - (V\\V\\ + V\\F\\) * C\\t\\] / (1 - C\\t\\))}  Money is transferred from the AST Investment Grade Bond
                                                                      Sub-account to the Permitted Sub-accounts

MONTHLY TRANSFER CALCULATION

On each monthly anniversary of the Annuity Issue Date and following the daily Transfer Calculation above, the following formula determines if a transfer from the AST Investment Grade Bond Sub-account to the Permitted Sub-account will occur:

If, after the daily Transfer Calculation is performed,

{Min (B, .05 * (V\\V\\ + V\\F\\ + B))} (less than) (C\\u\\ * (V\\V\\ + V\\F\\) -
L + B) / (1 - C\\u\\), then


T\\M\\ = {Min (B, .05 * (V\\V\\ + V\\F\\ + B))}                       Money is transferred from the AST Investment Grade Bond
                                                                      Sub-account to the Permitted Sub-accounts.



   "a" Factors for Liability Calculations (in Years and Months since Benefit
                                Effective Date)*


                                                      Months
         -----------------------------------------------------------------------------------------------
 Years      1       2       3       4       5       6       7       8       9       10      11      12
------   ------   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   ------
   1      15.34   15.31   15.27   15.23   15.20   15.16   15.13   15.09   15.05   15.02   14.98   14.95
   2      14.91   14.87   14.84   14.80   14.76   14.73   14.69   14.66   14.62   14.58   14.55   14.51
   3      14.47   14.44   14.40   14.36   14.33   14.29   14.26   14.22   14.18   14.15   14.11   14.07
   4      14.04   14.00   13.96   13.93   13.89   13.85   13.82   13.78   13.74   13.71   13.67   13.63
   5      13.60   13.56   13.52   13.48   13.45   13.41   13.37   13.34   13.30   13.26   13.23   13.19
   6      13.15   13.12   13.08   13.04   13.00   12.97   12.93   12.89   12.86   12.82   12.78   12.75
   7      12.71   12.67   12.63   12.60   12.56   12.52   12.49   12.45   12.41   12.38   12.34   12.30
   8      12.26   12.23   12.19   12.15   12.12   12.08   12.04   12.01   11.97   11.93   11.90   11.86
   9      11.82   11.78   11.75   11.71   11.67   11.64   11.60   11.56   11.53   11.49   11.45   11.42
  10      11.38   11.34   11.31   11.27   11.23   11.20   11.16   11.12   11.09   11.05   11.01   10.98
  11      10.94   10.90   10.87   10.83   10.79   10.76   10.72   10.69   10.65   10.61   10.58   10.54
  12      10.50   10.47   10.43   10.40   10.36   10.32   10.29   10.25   10.21   10.18   10.14   10.11
  13      10.07   10.04   10.00    9.96    9.93    9.89    9.86    9.82    9.79    9.75    9.71    9.68
  14       9.64    9.61    9.57    9.54    9.50    9.47    9.43    9.40    9.36    9.33    9.29    9.26
  15       9.22    9.19    9.15    9.12    9.08    9.05    9.02    8.98    8.95    8.91    8.88    8.84
  16       8.81    8.77    8.74    8.71    8.67    8.64    8.60    8.57    8.54    8.50    8.47    8.44

  17       8.40    8.37    8.34    8.30    8.27    8.24    8.20    8.17    8.14    8.10    8.07    8.04
  18       8.00    7.97    7.94    7.91    7.88    7.84    7.81    7.78    7.75    7.71    7.68    7.65
  19       7.62    7.59    7.55    7.52    7.49    7.46    7.43    7.40    7.37    7.33    7.30    7.27
  20       7.24    7.21    7.18    7.15    7.12    7.09    7.06    7.03    7.00    6.97    6.94    6.91
  21       6.88    6.85    6.82    6.79    6.76    6.73    6.70    6.67    6.64    6.61    6.58    6.55
  22       6.52    6.50    6.47    6.44    6.41    6.38    6.36    6.33    6.30    6.27    6.24    6.22
  23       6.19    6.16    6.13    6.11    6.08    6.05    6.03    6.00    5.97    5.94    5.92    5.89
  24       5.86    5.84    5.81    5.79    5.76    5.74    5.71    5.69    5.66    5.63    5.61    5.58
  25       5.56    5.53    5.51    5.48    5.46    5.44    5.41    5.39    5.36    5.34    5.32    5.29
  26       5.27    5.24    5.22    5.20    5.18    5.15    5.13    5.11    5.08    5.06    5.04    5.01
  27       4.99    4.97    4.95    4.93    4.91    4.88    4.86    4.84    4.82    4.80    4.78    4.75
  28       4.73    4.71    4.69    4.67    4.65    4.63    4.61    4.59    4.57    4.55    4.53    4.51
  29       4.49    4.47    4.45    4.43    4.41    4.39    4.37    4.35    4.33    4.32    4.30    4.28
  30       4.26    4.24    4.22    4.20    4.18    4.17    4.15    4.13    4.11    4.09    4.07    4.06**

*    The values set forth in this table are applied to all ages.

**   In all subsequent years and months thereafter, the annuity factor is 4.06

APPENDIX D: FORMULA FOR HIGHEST DAILY GRO II AND GRO PLUS II

THE FOLLOWING ARE THE TERMS AND DEFINITIONS REFERENCED IN THE TRANSFER CALCULATION FORMULA:

..    AV is the current Account Value of the Annuity

..    V\\V\\ is the current Account Value of the elected Sub-accounts of the
     Annuity

..    V\\F\\ - the Account Value of any Fixed Allocations in the Annuity

..    B is the total current value of the AST bond portfolio Sub-account

..    Cl is the lower target value. Currently, it is 79%.

..    Ct is the middle target value. Currently, it is 82%.

..    Cu is the upper target value. Currently, it is 85%.

..    T is the amount of a transfer into or out of the AST bond portfolio
     Sub-account.

For each guarantee provided under the benefit,

..    Gi is the guarantee amount

..    Ni is the number of days until the maturity date

..    di is the discount rate applicable to the number of days until the maturity date. It is determined with reference a benchmark index, reduced by the Discount Rate Adjustment and subject to the discount rate minimum. The discount rate minimum, beginning on the effective date of the benefit, is three percent, and will decline monthly over the first twenty-four months following the effective date of the benefit to one percent in the twenty-fifth month, and will remain at one percent for every month thereafter. Once selected, we will not change the applicable benchmark index. However, if the benchmark index is discontinued, we will substitute a successor benchmark index, if there is one. Otherwise we will substitute a comparable benchmark index. We will obtain any required regulatory approvals prior to substitution of the benchmark index.

The formula, which is set on the effective date and is not changed while the benefit is in effect, determines, on each Valuation Day, when a transfer is required.

The formula begins by determining the value on that Valuation Day that, if appreciated at the applicable discount rate, would equal the guarantee amount at the end of each applicable guarantee period. We call the greatest of these values the "current liability (L)."

     L = MAX (Li), where Li = Gi / (1 + di) /(Ni/365)/

     Next the formula calculates the following formula ratio:

     r = (L - B) / (V\\V\\ + V\\F\\)

If the formula ratio exceeds an upper target value, then all or a portion of the Account Value will be transferred to the AST bond portfolio Sub-account associated with the current liability subject to the rule that prevents a transfer into that AST bond portfolio Sub-account if 90% or more of Account Value is in that Sub-account (90% cap). If at the time we make a transfer to the AST bond portfolio Sub-account associated with the current liability there is Account Value allocated to an AST bond portfolio Sub-account not associated with the current liability, we will transfer all assets from that AST bond portfolio Sub-account to the AST bond portfolio Sub-account associated with the current liability.

The formula will transfer assets into the AST bond portfolio Sub-account if r > Cu, subject to the 90% cap.

The transfer amount is calculated by the following formula:


T = {Min (MAX(0, (.90 * (V\\V\\ + V\\F\\ + B)) - B), [L - B - (V\\V\\ +
    V\\F\\) * Ct] / (1 - Ct))}


If the formula ratio is less than a lower target value and there are assets in the AST bond portfolio Sub-account, then the formula will transfer assets out of the AST bond portfolio Sub-account into the elected Sub-accounts.

The formula will transfer assets out of the AST bond portfolio

     Sub-account if r * Cl and B ** 0.

The transfer amount is calculated by the following formula:

     T = {Min (B, - [L - B - (V\\V\\ + V\\F\\) * Ct] / (1 - Ct))}

If following a transfer to the elected Sub-accounts, there are assets remaining in a AST bond portfolio Sub-account not associated with the current liability, we will transfer all assets from that AST bond portfolio Sub-account to the AST bond portfolio Sub-account associated with the current liability.

If transfers into the AST bond portfolio Sub-account are restricted due to the operation of the 90% cap , then we will not perform any intra-AST bond portfolio Sub-account transfers. However, if assets transfer out of an AST bond portfolio Sub-account and into the elected Sub-accounts due to the maturity of the AST bond portfolio, by operation of the formula, assets may subsequently transfer to another AST bond portfolio Sub-account that is associated with a future guarantee, subject to the 90% cap rule.

                                     PART B

                       STATEMENT OF ADDITIONAL INFORMATION

                                February 10, 2010

       PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
                           VARIABLE ANNUITY CONTRACTS

The Prudential Premier Retirement Variable Annuity X Series(SM) ("X Series"), B Series(SM) ("B Series") L Series(SM) ("L Series") and C Series(SM) ("C Series") annuity contracts (the "Annuities" or the "Annuity") are individual variable annuity contracts issued by Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey"), a stock life insurance company that is an indirect wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential") and is funded through the Pruco Life of New Jersey Flexible Premium Variable Annuity Account (the "Account"). Each Annuity is purchased by making an initial purchase payment of $10,000 (except the B Series which has a $1,000 minimum initial purchase payment or more. With some restrictions, you can make additional purchase payments by means other than electronic fund transfer of no less than $100 at any time during the accumulation phase. However, we impose a minimum of $50 with respect to additional purchase payments made through electronic fund transfers.

This Statement of Additional Information is not a prospectus and should be read in conjunction with the X, B, L and C Series prospectus dated February 10, 2010. To obtain a copy of the prospectus, without charge, you can write to the Prudential Annuity Service Center, P.O. Box 7960, Philadelphia, Pennsylvania 19176, or contact us by telephone at (888) PRU-2888.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Company                                                                       2

Experts                                                                       2

Principal Underwriter                                                         2

Payments Made to Promote Sale of Our Products                                 2

Allocation of Initial Purchase Payment                                        3

Determination of Accumulation Unit Values                                     3

Separate Account Financial Information                                       A1

Company Financial Information                                                B1


Pruco Life Insurance Company of New Jersey Prudential Annuity Service Center
          213 Washington Street                      P.O. Box 7960
          Newark, NJ 07102-2992             Philadelphia, Pennsylvania 19176
                                                Telephone (888) PRU-2888

The Prudential Premier Retirement Variable Annuity X Series(SM) ("X Series"), B Series(SM) ("B Series"), L Series(SM) "L Series") and C Series(SM) ("C Series") are service marks of The Prudential Insurance Company of America.

                                     COMPANY

Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey") is a stock life insurance company organized in 1982 under the laws of the State of New Jersey. Pruco Life of New Jersey is licensed to sell life insurance and annuities in the states of New Jersey and New York.

Pruco Life of New Jersey is a wholly-owned subsidiary of Pruco Life Insurance Company, which is a wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential"), a stock life insurance company founded in 1875 under the laws of the State of New Jersey. Prudential is an indirect wholly-owned subsidiary of Prudential Financial, Inc. ("Prudential Financial"), a New Jersey insurance holding company.

                                     EXPERTS

The financial statements of Pruco Life Insurance Company of New Jersey as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008 and the financial statements of Pruco Life of New Jersey Flexible Premium Variable Annuity Account as of December 31, 2008 and for each of the two years in the period then ended included in this Statement of Additional Information have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP's principal business address is 300 Madison Avenue, New York, New York 10017.

                              PRINCIPAL UNDERWRITER

Prudential Annuities Distributors, Inc. ("PAD"), an indirect wholly-owned subsidiary of Prudential Financial, offers each Annuity on a continuous basis in those states in which annuities may be lawfully sold. It may offer the Annuities through licensed insurance brokers and agents, or through appropriately registered affiliates of Prudential, provided clearances to do so are obtained in any jurisdiction where such clearances may be necessary.

With respect to all individual variable annuities issued through the separate account, PAD received commissions of $22,773,368, $14,388,686, and $8,249,646, in 2009, 2008, and 2007, respectively. PAD retained none of those commissions.

As discussed in the prospectus, Pruco Life of New Jersey pays commissions to broker/dealers that sell the Annuities according to one or more schedules, and also may pay non-cash compensation. In addition, Pruco Life of New Jersey may pay trail commissions to registered representatives who maintain an ongoing relationship with an annuity owner. Typically, a trail commission is compensation that is paid periodically to a representative, the amount of which is linked to the value of the Annuities and the amount of time that the Annuities have been in effect.

                  PAYMENTS MADE TO PROMOTE SALE OF OUR PRODUCTS

In an effort to promote the sale of our products (which may include the placement of Pruco Life of New Jersey and/or each Annuity on a preferred or recommended company or product list and/or access to the firm's registered representatives), we or PAD may enter into compensation arrangements with certain broker/dealer firms with respect to certain or all registered representatives of such firms under which such firms may receive separate compensation or reimbursement for, among other things, training of sales personnel and/or marketing, administrative services and/or other services they provide. These services may include, but are not limited to: educating customers of the firm on each Annuity's features; conducting due diligence and analysis, providing office access, operations and systems support; holding seminars intended to educate the firm's registered representatives and make them more knowledgeable about the annuity; providing a dedicated marketing coordinator; providing priority sales desk support; and providing expedited marketing compliance approval. We or PAD also may compensate third-party vendors, for services that such vendors render to broker-dealer firms. To the extent permitted by FINRA rules and other applicable laws and regulations, PAD may pay or allow other promotional incentives or payments in the form of cash or non-cash compensation. These arrangements may not be offered to all firms and the terms of such arrangements may differ between firms.

The list below identifies three general types of payments that PAD pays which are broadly defined as follows:

     .    Percentage Payments based upon "Assets under Management" or "AUM":
          This type of payment is a percentage payment that is based upon the total amount held in all Pruco Life of New Jersey products that were sold through the firm (or its affiliated broker/dealers).

     . Percentage Payments based upon sales: This type of payment is a percentage payment that is based upon the total amount of money received as purchase payments under Pruco Life of New Jersey annuity products sold through the firm (or its affiliated broker/dealers).

     . Fixed payments: These types of payments are made directly to or in sponsorship of the firm (or its affiliated broker/dealers). Examples of arrangements under which such payments may be made currently include, but are not limited to: sponsorships, conferences (national, regional and top producer), speaker fees, promotional items, and reimbursements to firms for marketing activities or services paid by the firms and/or their individual representatives. The amount of these payments varies widely because some payments may encompass only a single event, such as a conference, and others have a much broader scope. In addition, we may make payments upon the initiation of a relationship for systems, operational and other support.

The list in the prospectus includes the names of the firms (or their affiliated broker/dealers) that we are aware (as of December 31, 2009) received payment with respect to annuity business during 2009 (or as to which a payment amount was accrued during 2009). The firms listed include payments in connection with products issued by Pruco Life Insurance Company and Pruco Life Insurance Company of New Jersey. Your registered representative can provide you with more information about the compensation arrangements that apply upon the sale of the contract. During 2009, the least amount paid, and greatest amount paid, were $55 and $2,282,252, respectively.

                     ALLOCATION OF INITIAL PURCHASE PAYMENT

As discussed in the prospectus, we generally will credit the initial purchase payment to your Annuity within two Valuation Days from the day on which we receive your payment in good order at the Prudential Annuity Service Center. However, we may employ a different procedure than this if your Annuity purchase is in the form of several amounts originating from different sources.

Specifically, if the first of such sums that we receive amounts to less than the minimum initial purchase payment, but you have indicated that other sums are forthcoming that, when aggregated, will equal or exceed the minimum, then with your consent we will hold such amount in our general account, without interest, for up to 90 days pending receipt of such additional sums and other required documentation. When we receive the minimum initial purchase payment and any other "good order" information that we need, we will thereafter allocate your purchase payment in the manner that you have specified.

                    DETERMINATION OF ACCUMULATION UNIT VALUES

The value for each accumulation unit is computed as of the end of each Valuation Day. On any given Valuation Day, the value of a Unit in each subaccount will be determined by multiplying the value of a Unit of that subaccount for the preceding Valuation Day by the net investment factor for that subaccount for the current Valuation Day. The net investment factor for any Valuation Day is determined by dividing the value of the assets of the subaccount for that day by the value of the assets of the subaccount for the preceding Valuation Day (ignoring, for this purpose, changes resulting from new purchase payments and withdrawals), and subtracting from the result the daily equivalent of the total annualized charge for the Annuity and any optional benefits (for which the charge is calculated as a percentage of Sub-account assets) for each day since the preceding Valuation Day. The daily equivalent of the annualized charge is calculated using the formula 1 - (1 - c) 1 / 365, where c is the total annualized charge. The value of the assets of a subaccount is determined by multiplying the number of shares of Advanced Series Trust (the "Trust") or other funds held by that subaccount by the net asset value of each share and adding the value of dividends declared by the Trust or other fund but not yet paid.

As we have indicated in the prospectus, the Annuity allows you to select or decline any of several benefit options that carries with it a specific asset-based charge. We maintain a unique unit value corresponding to each such annuity feature. Because this Annuity is new, we include no historical unit values here.

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF NET ASSETS
December 31, 2008

                                                                              SUBACCOUNTS
                                            -------------------------------------------------------------------------------

                                             Prudential     Prudential                                       Prudential High
                                            Money Market Diversified Bond Prudential Equity Prudential Value   Yield Bond
                                             Portfolio      Portfolio         Portfolio        Portfolio        Portfolio
                                            ------------ ---------------- ----------------- ---------------- ---------------
ASSETS
  Investment in the portfolios, at value... $28,397,293    $28,332,429      $ 20,459,215      $ 19,943,395     $11,669,824
                                            -----------    -----------      ------------      ------------     -----------
  Net Assets............................... $28,397,293    $28,332,429      $ 20,459,215      $ 19,943,395     $11,669,824
                                            ===========    ===========      ============      ============     ===========

NET ASSETS, representing:
  Accumulation units....................... $28,397,293    $28,332,429      $ 20,459,215      $ 19,943,395     $11,669,824
                                            -----------    -----------      ------------      ------------     -----------
                                            $28,397,293    $28,332,429      $ 20,459,215      $ 19,943,395     $11,669,824
                                            ===========    ===========      ============      ============     ===========

  Units outstanding........................  23,300,258     17,357,583        15,828,966        13,275,695       9,066,700
                                            ===========    ===========      ============      ============     ===========

  Portfolio shares held....................   2,839,729      2,864,755         1,247,513         1,836,408       3,232,638
  Portfolio net asset value per share...... $     10.00    $      9.89      $      16.40      $      10.86     $      3.61
  Investment in portfolio shares, at
   cost.................................... $28,397,293    $31,563,866      $ 33,922,266      $ 38,105,210     $19,409,242

STATEMENT OF OPERATIONS
For the period ended December 31, 2008
                                                                              SUBACCOUNTS
                                            -------------------------------------------------------------------------------

                                             Prudential     Prudential                                       Prudential High
                                            Money Market Diversified Bond Prudential Equity Prudential Value   Yield Bond
                                             Portfolio      Portfolio         Portfolio        Portfolio        Portfolio
                                            ------------ ---------------- ----------------- ---------------- ---------------
INVESTMENT INCOME
  Dividend income.......................... $   618,039    $ 1,699,159      $    448,219      $    602,207     $ 1,354,166
                                            -----------    -----------      ------------      ------------     -----------

EXPENSES
  Charges to contract owners for
   assuming mortality risk and expense
   risk and for administration.............     349,469        462,381           440,364           458,433         220,603
                                            -----------    -----------      ------------      ------------     -----------

NET INVESTMENT INCOME (LOSS)...............     268,570      1,236,778             7,855           143,774       1,133,563
                                            -----------    -----------      ------------      ------------     -----------

NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON INVESTMENTS
  Capital gains distributions received.....           0        315,256         3,330,494         6,901,643               0
  Realized gain (loss) on shares
   redeemed................................           0       (491,477)         (998,821)       (1,513,998)     (1,156,736)
  Net change in unrealized gain (loss) on
   investments.............................           0     (2,675,684)      (16,463,606)      (21,854,428)     (3,777,385)
                                            -----------    -----------      ------------      ------------     -----------

NET GAIN (LOSS) ON
   INVESTMENTS.............................           0     (2,851,905)      (14,131,933)      (16,466,783)     (4,934,121)
                                            -----------    -----------      ------------      ------------     -----------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS.............................. $   268,570    $(1,615,127)     $(14,124,078)     $(16,323,009)    $(3,800,558)
                                            ===========    ===========      ============      ============     ===========

  The accompanying notes are an integral part of these financial statements.

                                      A1

                                                 SUBACCOUNTS (Continued)
------------------------------------------------------------------------------------------------------------------------
                                                  Prudential
                                   Prudential        Small       T. Rowe Price  T. Rowe Price  Premier VIT   Premier VIT
Prudential Stock    Prudential      Jennison    Capitalization   International  Equity Income OpCap Managed  NACM Small
Index Portfolio  Global Portfolio  Portfolio    Stock Portfolio Stock Portfolio   Portfolio     Portfolio   Cap Portfolio
---------------- ---------------- ------------  --------------- --------------- ------------- ------------- -------------
  $ 25,022,707     $ 5,626,358    $ 21,442,297    $ 4,233,956     $ 1,582,239    $ 6,719,652   $ 7,288,531   $ 3,775,232
  ------------     -----------    ------------    -----------     -----------    -----------   -----------   -----------
  $ 25,022,707     $ 5,626,358    $ 21,442,297    $ 4,233,956     $ 1,582,239    $ 6,719,652   $ 7,288,531   $ 3,775,232
  ============     ===========    ============    ===========     ===========    ===========   ===========   ===========

  $ 25,022,707     $ 5,626,358    $ 21,442,297    $ 4,233,956     $ 1,582,239    $ 6,719,652   $ 7,288,531   $ 3,775,232
  ------------     -----------    ------------    -----------     -----------    -----------   -----------   -----------
  $ 25,022,707     $ 5,626,358    $ 21,442,297    $ 4,233,956     $ 1,582,239    $ 6,719,652   $ 7,288,531   $ 3,775,232
  ============     ===========    ============    ===========     ===========    ===========   ===========   ===========

    21,056,837       4,836,906      18,563,007      2,399,280       1,817,829      4,460,401     6,017,538     2,592,468
  ============     ===========    ============    ===========     ===========    ===========   ===========   ===========

     1,099,416         430,479       1,459,653        338,175         192,019        468,595       297,978       281,524
  $      22.76     $     13.07    $      14.69    $     12.52     $      8.24    $     14.34   $     24.46   $     13.41

  $ 36,480,083     $ 8,435,307    $ 33,158,044    $ 5,802,760     $ 2,656,348    $ 9,341,962   $11,851,950   $ 7,455,663

                                                 SUBACCOUNTS (Continued)
------------------------------------------------------------------------------------------------------------------------
                                                  Prudential
                                   Prudential        Small       T. Rowe Price  T. Rowe Price  Premier VIT   Premier VIT
Prudential Stock    Prudential      Jennison    Capitalization   International  Equity Income OpCap Managed  NACM Small
Index Portfolio  Global Portfolio  Portfolio    Stock Portfolio Stock Portfolio   Portfolio     Portfolio   Cap Portfolio
---------------- ---------------- ------------  --------------- --------------- ------------- ------------- -------------
  $    833,044     $   160,539    $    168,281    $    73,397     $    51,403    $   221,089   $   312,065   $         0
  ------------     -----------    ------------    -----------     -----------    -----------   -----------   -----------


       530,316         126,320         456,050         87,349          39,010        133,221       139,009        82,993
  ------------     -----------    ------------    -----------     -----------    -----------   -----------   -----------

       302,728          34,219        (287,769)       (13,952)         12,393         87,868       173,056       (82,993)
  ------------     -----------    ------------    -----------     -----------    -----------   -----------   -----------

             0         541,930               0        979,736          99,261        305,289       871,818     1,405,298

      (714,526)        (72,953)       (966,343)        35,621          (4,804)       (32,536)     (639,110)     (352,822)

   (16,185,402)     (5,185,389)    (13,159,148)    (3,199,158)     (1,789,058)    (4,505,457)   (3,870,453)   (3,959,599)
  ------------     -----------    ------------    -----------     -----------    -----------   -----------   -----------

   (16,899,928)     (4,716,412)    (14,125,491)    (2,183,801)     (1,694,601)    (4,232,704)   (3,637,745)   (2,907,123)
  ------------     -----------    ------------    -----------     -----------    -----------   -----------   -----------

  $(16,597,200)    $(4,682,193)   $(14,413,260)   $(2,197,753)    $(1,682,208)   $(4,144,836)  $(3,464,689)  $(2,990,116)
  ============     ===========    ============    ===========     ===========    ===========   ===========   ===========

  The accompanying notes are an integral part of these financial statements.

                                      A2

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF NET ASSETS
December 31, 2008

                                                                                 SUBACCOUNTS
                                            ------------------------------------------------------------------------------------
                                                             Janus Aspen        Janus Aspen
                                                              Large Cap        International        MFS VIT
                                                          Growth Portfolio - Growth Portfolio -     Research      MFS VIT Growth
                                            AIM V.I. Core   Institutional      Institutional    Series - Initial Series - Initial
                                             Equity Fund        Shares             Shares            Class            Class
                                            ------------- ------------------ ------------------ ---------------- ----------------
ASSETS
  Investment in the portfolios, at value...  $ 9,664,661     $ 5,101,223        $  9,376,396      $ 1,537,633      $ 5,426,078
                                             -----------     -----------        ------------      -----------      -----------
  Net Assets...............................  $ 9,664,661     $ 5,101,223        $  9,376,396      $ 1,537,633      $ 5,426,078
                                             ===========     ===========        ============      ===========      ===========

NET ASSETS, representing:
  Accumulation units.......................  $ 9,664,661     $ 5,101,223        $  9,376,396      $ 1,537,633      $ 5,426,078
                                             -----------     -----------        ------------      -----------      -----------
                                             $ 9,664,661     $ 5,101,223        $  9,376,396      $ 1,537,633      $ 5,426,078
                                             ===========     ===========        ============      ===========      ===========

  Units outstanding........................    7,327,040       4,794,188           4,557,986        1,366,773        4,986,245
                                             ===========     ===========        ============      ===========      ===========

  Portfolio shares held....................      489,350         322,658             353,960          119,196          347,380
  Portfolio net asset value per share......  $     19.75     $     15.81        $      26.49      $     12.90      $     15.62
  Investment in portfolio shares, at
   cost....................................  $11,926,370     $ 8,490,813        $ 11,174,558      $ 2,105,573      $ 8,176,749

STATEMENT OF OPERATIONS
For the period ended December 31, 2008
                                                                                 SUBACCOUNTS
                                            ------------------------------------------------------------------------------------
                                                             Janus Aspen        Janus Aspen
                                                              Large Cap        International        MFS VIT
                                                          Growth Portfolio - Growth Portfolio -     Research      MFS VIT Growth
                                            AIM V.I. Core   Institutional      Institutional    Series - Initial Series - Initial
                                             Equity Fund        Shares             Shares            Class            Class
                                            ------------- ------------------ ------------------ ---------------- ----------------
INVESTMENT INCOME
  Dividend income..........................  $   278,055     $    59,514        $    210,271      $    13,049      $    19,748
                                             -----------     -----------        ------------      -----------      -----------

EXPENSES
  Charges to contract owners for
   assuming mortality risk and expense
   risk and for administration.............      194,344         114,644             247,060           32,636          116,944
                                             -----------     -----------        ------------      -----------      -----------

NET INVESTMENT INCOME (LOSS)...............       83,711         (55,130)            (36,789)         (19,587)         (97,196)
                                             -----------     -----------        ------------      -----------      -----------

NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON INVESTMENTS
  Capital gains distributions received.....            0               0           2,754,824                0                0
  Realized gain (loss) on shares
   redeemed................................      121,954        (418,755)          1,555,302          (14,124)        (175,054)
  Net change in unrealized gain (loss) on
   investments.............................   (4,980,718)     (3,401,778)        (15,663,369)        (969,117)      (3,374,298)
                                             -----------     -----------        ------------      -----------      -----------

NET GAIN (LOSS) ON
   INVESTMENTS.............................   (4,858,764)     (3,820,533)        (11,353,243)        (983,241)      (3,549,352)
                                             -----------     -----------        ------------      -----------      -----------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS..............................  $(4,775,053)    $(3,875,663)       $(11,390,032)     $(1,002,828)     $(3,646,548)
                                             ===========     ===========        ============      ===========      ===========

  The accompanying notes are an integral part of these financial statements.

                                      A3

                                                    SUBACCOUNTS (Continued)
------------------------------------------------------------------------------------------------------------------------------
                                  Franklin
Credit Suisse                     Templeton                       Prudential                                    Prudential SP
Trust Global                      Small-Mid      Prudential      Diversified                 AllianceBernstein  T. Rowe Price
  Small Cap   American Century   Cap Growth    Jennison 20/20    Conservative   Davis Value  Large Cap Growth     Large Cap
  Portfolio    VP Value Fund   Securities Fund Focus Portfolio Growth Portfolio  Portfolio       Portfolio     Growth Portfolio
------------- ---------------- --------------- --------------- ---------------- -----------  ----------------- ----------------

 $  803,506     $ 2,498,914      $ 1,942,695     $ 3,523,426     $ 4,148,001    $ 2,333,606      $ 417,042        $       0
 ----------     -----------      -----------     -----------     -----------    -----------      ---------        ---------
 $  803,506     $ 2,498,914      $ 1,942,695     $ 3,523,426     $ 4,148,001    $ 2,333,606      $ 417,042        $       0
 ==========     ===========      ===========     ===========     ===========    ===========      =========        =========

 $  803,506     $ 2,498,914      $ 1,942,695     $ 3,523,426     $ 4,148,001    $ 2,333,606      $ 417,042        $       0
 ----------     -----------      -----------     -----------     -----------    -----------      ---------        ---------
 $  803,506     $ 2,498,914      $ 1,942,695     $ 3,523,426     $ 4,148,001    $ 2,333,606      $ 417,042        $       0
 ==========     ===========      ===========     ===========     ===========    ===========      =========        =========

  1,126,065       1,666,700        1,855,848       3,326,824       3,606,175      3,059,822        980,018                0
 ==========     ===========      ===========     ===========     ===========    ===========      =========        =========

    109,172         533,956          165,336         383,815         498,558        282,519         23,130                0
 $     7.36     $      4.68      $     11.75     $      9.18     $      8.32    $      8.26      $   18.03        $    0.00

 $1,513,707     $ 3,679,179      $ 3,491,989     $ 5,144,852     $ 6,368,412    $ 3,136,110      $ 678,843        $       0

                                                    SUBACCOUNTS (Continued)
------------------------------------------------------------------------------------------------------------------------------
                                  Franklin
Credit Suisse                     Templeton                       Prudential                                    Prudential SP
Trust Global                      Small-Mid      Prudential      Diversified                 AllianceBernstein  T. Rowe Price
  Small Cap   American Century   Cap Growth    Jennison 20/20    Conservative   Davis Value  Large Cap Growth     Large Cap
  Portfolio    VP Value Fund   Securities Fund Focus Portfolio Growth Portfolio  Portfolio       Portfolio     Growth Portfolio
------------- ---------------- --------------- --------------- ---------------- -----------  ----------------- ----------------

 $   23,778     $    84,109      $         0     $    29,506     $   218,468    $    34,518      $       0        $       0
 ----------     -----------      -----------     -----------     -----------    -----------      ---------        ---------

     20,094          46,549           42,203          74,367          77,316         53,012          8,729           14,513
 ----------     -----------      -----------     -----------     -----------    -----------      ---------        ---------

      3,684          37,560          (42,203)        (44,861)        141,152        (18,494)        (8,729)         (14,513)
 ----------     -----------      -----------     -----------     -----------    -----------      ---------        ---------

          0         446,535          379,030         323,663         408,988         63,351              0                0

    (93,689)       (154,363)         (87,628)         21,811        (440,867)       167,642        (32,449)         438,008

   (708,676)     (1,389,321)      (1,810,217)     (2,788,875)     (1,472,139)    (2,048,142)      (274,920)        (570,567)
 ----------     -----------      -----------     -----------     -----------    -----------      ---------        ---------

   (802,365)     (1,097,149)      (1,518,815)     (2,443,401)     (1,504,018)    (1,817,149)      (307,369)        (132,559)
 ----------     -----------      -----------     -----------     -----------    -----------      ---------        ---------

 $ (798,681)    $(1,059,589)     $(1,561,018)    $(2,488,262)    $(1,362,866)   $(1,835,643)     $(316,098)       $(147,072)
 ==========     ===========      ===========     ===========     ===========    ===========      =========        =========

  The accompanying notes are an integral part of these financial statements.

                                      A4

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF NET ASSETS
December 31, 2008

                                                                              SUBACCOUNTS
                                            ------------------------------------------------------------------------------

                                            Prudential SP  Prudential SP   Prudential SP    Prudential SP    Prudential SP
                                             Davis Value  Small-Cap Value    Small Cap       PIMCO Total      PIMCO High
                                              Portfolio      Portfolio    Growth Portfolio Return Portfolio Yield Portfolio
                                            ------------- --------------- ---------------- ---------------- ---------------
ASSETS
  Investment in the portfolios, at value...  $ 8,629,154    $10,784,712      $       0       $34,031,067      $ 9,225,842
                                             -----------    -----------      ---------       -----------      -----------
  Net Assets...............................  $ 8,629,154    $10,784,712      $       0       $34,031,067      $ 9,225,842
                                             ===========    ===========      =========       ===========      ===========

NET ASSETS, representing:
  Accumulation units.......................  $ 8,629,154    $10,784,712      $       0       $34,031,067      $ 9,225,842
                                             -----------    -----------      ---------       -----------      -----------
                                             $ 8,629,154    $10,784,712      $       0       $34,031,067      $ 9,225,842
                                             ===========    ===========      =========       ===========      ===========

  Units outstanding........................    9,313,523      9,555,525              0        26,982,828        8,609,171
                                             ===========    ===========      =========       ===========      ===========

  Portfolio shares held....................    1,284,100      1,419,041              0         3,076,950        1,376,991
  Portfolio net asset value per share......  $      6.72    $      7.60      $    0.00       $     11.06      $      6.70
  Investment in portfolio shares, at
   cost....................................  $12,565,425    $18,062,039      $       0       $34,852,374      $13,792,850

STATEMENT OF OPERATIONS
For the period ended December 31, 2008
                                                                              SUBACCOUNTS
                                            ------------------------------------------------------------------------------

                                            Prudential SP  Prudential SP   Prudential SP    Prudential SP    Prudential SP
                                             Davis Value  Small-Cap Value    Small Cap       PIMCO Total      PIMCO High
                                              Portfolio      Portfolio    Growth Portfolio Return Portfolio Yield Portfolio
                                            ------------- --------------- ---------------- ---------------- ---------------
INVESTMENT INCOME
  Dividend income..........................  $   195,295    $   173,098      $       0       $ 1,866,222      $ 1,037,423
                                             -----------    -----------      ---------       -----------      -----------

EXPENSES
  Charges to contract owners for
   assuming mortality risk and expense
   risk and for administration.............      205,995        240,070         13,532           567,247          199,943
                                             -----------    -----------      ---------       -----------      -----------

NET INVESTMENT INCOME (LOSS)...............      (10,700)       (66,972)       (13,532)        1,298,975          837,480
                                             -----------    -----------      ---------       -----------      -----------

NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON INVESTMENTS
  Capital gains distributions received.....      831,835      1,656,789              0                 0           13,830
  Realized gain (loss) on shares
   redeemed................................     (185,983)    (1,027,445)       360,498           (23,797)        (487,099)
  Net change in unrealized gain (loss) on
   investments.............................   (6,967,251)    (6,028,293)      (484,988)       (1,985,230)      (3,969,398)
                                             -----------    -----------      ---------       -----------      -----------

NET GAIN (LOSS) ON
   INVESTMENTS.............................   (6,321,399)    (5,398,949)      (124,490)       (2,009,027)      (4,442,667)
                                             -----------    -----------      ---------       -----------      -----------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS..............................  $(6,332,099)   $(5,465,921)     $(138,022)      $  (710,052)     $(3,605,187)
                                             ===========    ===========      =========       ===========      ===========

  The accompanying notes are an integral part of these financial statements.

                                      A5

                                            SUBACCOUNTS (Continued)
--------------------------------------------------------------------------------------------------------------
                                                   Prudential SP
   Janus Aspen                                       Strategic                   SP Prudential  Prudential SP
    Large Cap       Prudential SP   Prudential SP     Partners    Prudential SP  U.S. Emerging   Conservative
Growth Portfolio - Large Cap Value AIM Core Equity Focused Growth Mid Cap Growth    Growth     Asset Allocation
  Service Shares      Portfolio       Portfolio      Portfolio      Portfolio      Portfolio      Portfolio
------------------ --------------- --------------- -------------- -------------- ------------- ----------------
    $ 479,140         $       0       $       0      $1,130,118    $ 3,109,405    $ 5,090,651    $18,879,269
    ---------         ---------       ---------      ----------    -----------    -----------    -----------
    $ 479,140         $       0       $       0      $1,130,118    $ 3,109,405    $ 5,090,651    $18,879,269
    =========         =========       =========      ==========    ===========    ===========    ===========

    $ 479,140         $       0       $       0      $1,130,118    $ 3,109,405    $ 5,090,651    $18,879,269
    ---------         ---------       ---------      ----------    -----------    -----------    -----------
    $ 479,140         $       0       $       0      $1,130,118    $ 3,109,405    $ 5,090,651    $18,879,269
    =========         =========       =========      ==========    ===========    ===========    ===========

      662,491                 0               0       1,416,892      4,400,738      4,496,704     15,167,938
    =========         =========       =========      ==========    ===========    ===========    ===========

       30,734                 0               0         236,426        906,532      1,111,496      2,123,652
    $   15.59         $    0.00       $    0.00      $     4.78    $      3.43    $      4.58    $      8.89

    $ 611,926         $       0       $       0      $1,629,145    $ 5,501,306    $ 7,973,565    $22,784,439

                                            SUBACCOUNTS (Continued)
--------------------------------------------------------------------------------------------------------------
                                                   Prudential SP
   Janus Aspen                                       Strategic                   SP Prudential  Prudential SP
    Large Cap       Prudential SP   Prudential SP     Partners    Prudential SP  U.S. Emerging   Conservative
Growth Portfolio - Large Cap Value AIM Core Equity Focused Growth Mid Cap Growth    Growth     Asset Allocation
  Service Shares      Portfolio       Portfolio      Portfolio      Portfolio      Portfolio      Portfolio
------------------ --------------- --------------- -------------- -------------- ------------- ----------------
    $   4,245         $       0       $       0      $        0    $         0    $    23,049    $   785,547
    ---------         ---------       ---------      ----------    -----------    -----------    -----------


       11,308            27,838           8,187          26,022         78,284        118,789        396,536
    ---------         ---------       ---------      ----------    -----------    -----------    -----------

       (7,063)          (27,838)         (8,187)        (26,022)       (78,284)       (95,740)       389,011
    ---------         ---------       ---------      ----------    -----------    -----------    -----------

            0                 0               0         123,017      1,199,659      1,287,166      1,304,741

          998           538,476         344,784         (15,465)      (299,062)      (150,646)      (303,981)

     (352,897)         (742,386)       (363,057)       (846,418)    (3,488,295)    (4,317,988)    (7,128,425)
    ---------         ---------       ---------      ----------    -----------    -----------    -----------

     (351,899)         (203,910)        (18,273)       (738,866)    (2,587,698)    (3,181,468)    (6,127,665)
    ---------         ---------       ---------      ----------    -----------    -----------    -----------

    $(358,962)        $(231,748)      $ (26,460)     $ (764,888)   $(2,665,982)   $(3,277,208)   $(5,738,654)
    =========         =========       =========      ==========    ===========    ===========    ===========

  The accompanying notes are an integral part of these financial statements.

                                      A6

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF NET ASSETS
December 31, 2008

                                                                          SUBACCOUNTS
                                            -----------------------------------------------------------------------
                                                                         Prudential SP
                                            Prudential SP  Prudential SP  Aggressive   Prudential SP
                                            Balanced Asset Growth Asset  Growth Asset  International  Prudential SP
                                              Allocation    Allocation    Allocation      Growth      International
                                              Portfolio      Portfolio     Portfolio     Portfolio   Value Portfolio
                                            -------------- ------------- ------------- ------------- ---------------
ASSETS
  Investment in the portfolios, at value...  $ 43,091,965  $ 26,815,629   $ 2,691,591   $ 2,915,651    $ 3,161,920
                                             ------------  ------------   -----------   -----------    -----------
  Net Assets...............................  $ 43,091,965  $ 26,815,629   $ 2,691,591   $ 2,915,651    $ 3,161,920
                                             ============  ============   ===========   ===========    ===========

NET ASSETS, representing:
  Accumulation units.......................  $ 43,091,965  $ 26,815,629   $ 2,691,591   $ 2,915,651    $ 3,161,920
                                             ------------  ------------   -----------   -----------    -----------
                                             $ 43,091,965  $ 26,815,629   $ 2,691,591   $ 2,915,651    $ 3,161,920
                                             ============  ============   ===========   ===========    ===========

  Units outstanding........................    33,412,588    20,265,750     2,710,994     3,161,214      2,902,428
                                             ============  ============   ===========   ===========    ===========

  Portfolio shares held....................     5,510,481     4,062,974       483,230       845,116        638,772
  Portfolio net asset value per share......  $       7.82  $       6.60   $      5.57   $      3.45    $      4.95
  Investment in portfolio shares, at
   cost....................................  $ 56,617,934  $ 38,970,335   $ 4,031,230   $ 5,675,185    $ 5,653,528

STATEMENT OF OPERATIONS
For the period ended December 31, 2008
                                                                          SUBACCOUNTS
                                            -----------------------------------------------------------------------
                                                                         Prudential SP
                                            Prudential SP  Prudential SP  Aggressive   Prudential SP
                                            Balanced Asset Growth Asset  Growth Asset  International  Prudential SP
                                              Allocation    Allocation    Allocation      Growth      International
                                              Portfolio      Portfolio     Portfolio     Portfolio   Value Portfolio
                                            -------------- ------------- ------------- ------------- ---------------
INVESTMENT INCOME
  Dividend income..........................  $  1,461,330  $    661,601   $    47,131   $    80,607    $   133,898
                                             ------------  ------------   -----------   -----------    -----------

EXPENSES
  Charges to contract owners for
   assuming mortality risk and expense
   risk and for administration.............       986,793       666,118        69,945        75,908         75,484

NET EXPENSES...............................       986,793       666,118        69,945        75,908         75,484
                                             ------------  ------------   -----------   -----------    -----------

NET INVESTMENT INCOME (LOSS)...............       474,537        (4,517)      (22,814)        4,699         58,414
                                             ------------  ------------   -----------   -----------    -----------

NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON INVESTMENTS
  Capital gains distributions received.....     4,429,812     3,875,315       467,542       980,599        776,260
  Realized gain (loss) on shares
   redeemed................................      (633,061)     (421,791)      (92,536)     (213,222)      (179,509)
  Net change in unrealized gain (loss) on
   investments.............................   (24,212,928)  (20,670,280)   (2,666,820)   (3,985,570)    (3,372,540)
                                             ------------  ------------   -----------   -----------    -----------

NET GAIN (LOSS) ON
   INVESTMENTS.............................   (20,416,177)  (17,216,756)   (2,291,814)   (3,218,193)    (2,775,789)
                                             ------------  ------------   -----------   -----------    -----------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS..............................  $(19,941,640) $(17,221,273)  $(2,314,628)  $(3,213,494)   $(2,717,375)
                                             ============  ============   ===========   ===========    ===========

***Represents less than one share.

  The accompanying notes are an integral part of these financial statements.

                                      A7

                                              SUBACCOUNTS (Continued)
-------------------------------------------------------------------------------------------------------------------

 Evergreen VA                                                                            AST
  Diversified   Evergreen               Evergreen VA Evergreen VA   Evergreen VA  AllianceBernstein   AST American
Capital Builder VA Growth  Evergreen VA   Special    International  Fundamental    Growth & Income  Century Income &
     Fund         Fund      Omega Fund  Values Fund   Equity Fund  Large Cap Fund     Portfolio     Growth Portfolio
--------------- ---------  ------------ ------------ ------------- -------------- ----------------- ----------------
     $   2        $   3     $ 270,570     $ 31,221     $ 180,102     $ 235,688        $ 476,989        $ 605,274
     -----        -----     ---------     --------     ---------     ---------        ---------        ---------
     $   2        $   3     $ 270,570     $ 31,221     $ 180,102     $ 235,688        $ 476,989        $ 605,274
     =====        =====     =========     ========     =========     =========        =========        =========

     $   2        $   3     $ 270,570     $ 31,221     $ 180,102     $ 235,688        $ 476,989        $ 605,274
     -----        -----     ---------     --------     ---------     ---------        ---------        ---------
     $   2        $   3     $ 270,570     $ 31,221     $ 180,102     $ 235,688        $ 476,989        $ 605,274
     =====        =====     =========     ========     =========     =========        =========        =========

         3            3       230,226       26,172        16,398        25,325           69,824           82,344
     =====        =====     =========     ========     =========     =========        =========        =========

         0***         0***     18,751        3,401        18,741        18,529           38,343           61,449
     $8.44        $8.25     $   14.43     $   9.18     $    9.61     $   12.72        $   12.44        $    9.85

     $   3        $   5     $ 278,567     $ 50,900     $ 234,601     $ 292,160        $ 781,190        $ 924,551

                                              SUBACCOUNTS (Continued)
-------------------------------------------------------------------------------------------------------------------

 Evergreen VA                                                                            AST
  Diversified   Evergreen               Evergreen VA Evergreen VA   Evergreen VA  AllianceBernstein   AST American
Capital Builder VA Growth  Evergreen VA   Special    International  Fundamental    Growth & Income  Century Income &
     Fund         Fund      Omega Fund  Values Fund   Equity Fund  Large Cap Fund     Portfolio     Growth Portfolio
--------------- ---------  ------------ ------------ ------------- -------------- ----------------- ----------------
     $   0        $   0     $       0     $    516     $       0     $   4,702        $   9,049        $  15,677
     -----        -----     ---------     --------     ---------     ---------        ---------        ---------


         0            0         5,965          855         4,269         5,696            8,418           11,590

         0            0         5,965          855         4,269         5,696            8,418           11,590
     -----        -----     ---------     --------     ---------     ---------        ---------        ---------

         0            0        (5,965)        (339)       (4,269)         (994)             631            4,087
     -----        -----     ---------     --------     ---------     ---------        ---------        ---------

         0            0             0            0         7,231             0           59,854                0

         0            0         4,046       (9,863)          211        (3,460)         (14,907)         (35,686)

        (1)          (2)     (107,639)      (9,599)     (136,902)     (128,872)        (332,716)        (290,580)
     -----        -----     ---------     --------     ---------     ---------        ---------        ---------

        (1)          (2)     (103,593)     (19,462)     (129,460)     (132,332)        (287,769)        (326,266)
     -----        -----     ---------     --------     ---------     ---------        ---------        ---------

     $  (1)       $  (2)    $(109,558)    $(19,801)    $(133,729)    $(133,326)       $(287,138)       $(322,179)
     =====        =====     =========     ========     =========     =========        =========        =========

  The accompanying notes are an integral part of these financial statements.

                                      A8

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF NET ASSETS
December 31, 2008

                                                                           SUBACCOUNTS
                                            -------------------------------------------------------------------------
                                              AST Schroders                   AST UBS                    AST Neuberger
                                            Multi-Asset World  AST Cohen &    Dynamic       AST DeAm     Berman Small-
                                               Strategies     Steers Realty    Alpha        Large-Cap     Cap Growth
                                                Portfolio       Portfolio    Portfolio   Value Portfolio   Portfolio
                                            ----------------- ------------- -----------  --------------- -------------
ASSETS
  Investment in the portfolios, at value...    $2,073,904      $  495,161   $12,483,459    $  608,075      $ 188,560
                                               ----------      ----------   -----------    ----------      ---------
  Net Assets...............................    $2,073,904      $  495,161   $12,483,459    $  608,075      $ 188,560
                                               ==========      ==========   ===========    ==========      =========

NET ASSETS, representing:
  Accumulation units.......................    $2,073,904      $  495,161   $12,483,459    $  608,075      $ 188,560
                                               ----------      ----------   -----------    ----------      ---------
                                               $2,073,904      $  495,161   $12,483,459    $  608,075      $ 188,560
                                               ==========      ==========   ===========    ==========      =========

  Units outstanding........................       261,803          69,902     1,403,815        85,900         28,910
                                               ==========      ==========   ===========    ==========      =========

  Portfolio shares held....................       214,025         131,343     1,149,490        91,578         30,610
  Portfolio net asset value per share......    $     9.69      $     3.77   $     10.86    $     6.64      $    6.16
  Investment in portfolio shares, at
   cost....................................    $2,496,968      $1,383,829   $13,979,325    $1,060,292      $ 278,233

STATEMENT OF OPERATIONS
For the period ended December 31, 2008
                                                                           SUBACCOUNTS
                                            -------------------------------------------------------------------------
                                              AST Schroders                   AST UBS                    AST Neuberger
                                            Multi-Asset World  AST Cohen &    Dynamic       AST DeAm     Berman Small-
                                               Strategies     Steers Realty    Alpha        Large-Cap     Cap Growth
                                                Portfolio       Portfolio    Portfolio   Value Portfolio   Portfolio
                                            ----------------- ------------- -----------  --------------- -------------
INVESTMENT INCOME
  Dividend income..........................    $   48,526      $   39,211   $    25,099    $   17,587      $       0
                                               ----------      ----------   -----------    ----------      ---------

EXPENSES
  Charges to contract owners for
   assuming mortality risk and expense
   risk and for administration.............        43,412          13,104       155,121        10,988          4,108
                                               ----------      ----------   -----------    ----------      ---------

NET INVESTMENT INCOME (LOSS)...............         5,114          26,107      (130,022)        6,599         (4,108)
                                               ----------      ----------   -----------    ----------      ---------

NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON INVESTMENTS
  Capital gains distributions received.....       247,368         448,109       345,151       111,145              0
  Realized gain (loss) on shares
   redeemed................................      (751,141)       (306,955)   (1,698,822)      (33,017)       (14,826)
  Net change in unrealized gain (loss) on
   investments.............................      (396,288)       (488,580)   (1,446,104)     (413,116)      (113,910)
                                               ----------      ----------   -----------    ----------      ---------

NET GAIN (LOSS) ON
   INVESTMENTS.............................      (900,061)       (347,426)   (2,799,775)     (334,988)      (128,736)
                                               ----------      ----------   -----------    ----------      ---------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS..............................    $ (894,947)     $ (321,319)  $(2,929,797)   $ (328,389)     $(132,844)
                                               ==========      ==========   ===========    ==========      =========

  The accompanying notes are an integral part of these financial statements.

                                      A9

                                                  SUBACCOUNTS (Continued)
---------------------------------------------------------------------------------------------------------------------------
                                AST Federated                                   AST Goldman
   AST DeAm                      Aggressive                                        Sachs         AST Goldman     AST Large-
   Small-Cap       AST High        Growth       AST Mid-Cap    AST Small-Cap    Concentrated    Sachs Mid-Cap    Cap Value
Value Portfolio Yield Portfolio   Portfolio   Value Portfolio Value Portfolio Growth Portfolio Growth Portfolio  Portfolio
--------------- --------------- ------------- --------------- --------------- ---------------- ---------------- -----------

   $       0      $1,242,799      $ 464,748      $ 423,337      $  977,396       $  833,452       $  638,366    $ 3,907,642
   ---------      ----------      ---------      ---------      ----------       ----------       ----------    -----------
   $       0      $1,242,799      $ 464,748      $ 423,337      $  977,396       $  833,452       $  638,366    $ 3,907,642
   =========      ==========      =========      =========      ==========       ==========       ==========    ===========

   $       0      $1,242,799      $ 464,748      $ 423,337      $  977,396       $  833,452       $  638,366    $ 3,907,642
   ---------      ----------      ---------      ---------      ----------       ----------       ----------    -----------
   $       0      $1,242,799      $ 464,748      $ 423,337      $  977,396       $  833,452       $  638,366    $ 3,907,642
   =========      ==========      =========      =========      ==========       ==========       ==========    ===========

           0         158,026         68,946         62,840         137,400          116,247           90,759        594,420
   =========      ==========      =========      =========      ==========       ==========       ==========    ===========

           0         234,490         88,020         59,457         112,733           50,148          220,888        380,862
   $    0.00      $     5.30      $    5.28      $    7.12      $     8.67       $    16.62       $     2.89    $     10.26

   $       0      $1,834,108      $ 888,802      $ 691,117      $1,503,704       $1,241,358       $1,020,644    $ 6,766,013

                                                  SUBACCOUNTS (Continued)
---------------------------------------------------------------------------------------------------------------------------
                                AST Federated                                   AST Goldman
   AST DeAm                      Aggressive                                        Sachs         AST Goldman     AST Large-
   Small-Cap       AST High        Growth       AST Mid-Cap    AST Small-Cap    Concentrated    Sachs Mid-Cap    Cap Value
Value Portfolio Yield Portfolio   Portfolio   Value Portfolio Value Portfolio Growth Portfolio Growth Portfolio  Portfolio
--------------- --------------- ------------- --------------- --------------- ---------------- ---------------- -----------

   $   9,596      $  133,922      $       0      $   6,212      $   11,404       $    1,695       $        0    $    89,975
   ---------      ----------      ---------      ---------      ----------       ----------       ----------    -----------

       3,333          23,745         10,307          8,814          15,958           17,716           12,943         63,755
   ---------      ----------      ---------      ---------      ----------       ----------       ----------    -----------

       6,263         110,177        (10,307)        (2,602)         (4,554)         (16,021)         (12,943)        26,220
   ---------      ----------      ---------      ---------      ----------       ----------       ----------    -----------

           0               0        135,552         25,359         109,637                0          158,972        334,366

    (157,593)        (60,866)       (30,580)       (45,132)        (92,944)         (32,044)         (35,976)      (407,853)

     113,006        (494,803)      (466,857)      (253,232)       (404,695)        (511,413)        (517,959)    (2,811,908)
   ---------      ----------      ---------      ---------      ----------       ----------       ----------    -----------

     (44,587)       (555,669)      (361,885)      (273,005)       (388,002)        (543,457)        (394,963)    (2,885,395)
   ---------      ----------      ---------      ---------      ----------       ----------       ----------    -----------

   $ (38,324)     $ (445,492)     $(372,192)     $(275,607)     $ (392,556)      $ (559,478)      $ (407,906)   $(2,859,175)
   =========      ==========      =========      =========      ==========       ==========       ==========    ===========

  The accompanying notes are an integral part of these financial statements.

                                      A10

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF NET ASSETS
December 31, 2008

                                                                              SUBACCOUNTS
                                            ------------------------------------------------------------------------------
                                              AST Lord                                                      AST Neuberger
                                            Abbett Bond-  AST Marsico                     AST Neuberger   Berman / LSV Mid-
                                             Debenture   Capital Growth     AST MFS       Berman Mid-Cap      Cap Value
                                             Portfolio     Portfolio    Growth Portfolio Growth Portfolio     Portfolio
                                            ------------ -------------- ---------------- ---------------- -----------------
ASSETS
  Investment in the portfolios, at value...  $1,585,710   $ 2,337,282      $ 448,557        $  836,156       $  899,864
                                             ----------   -----------      ---------        ----------       ----------
  Net Assets...............................  $1,585,710   $ 2,337,282      $ 448,557        $  836,156       $  899,864
                                             ==========   ===========      =========        ==========       ==========

NET ASSETS, representing:
  Accumulation units.......................  $1,585,710   $ 2,337,282      $ 448,557        $  836,156       $  899,864
                                             ----------   -----------      ---------        ----------       ----------
                                             $1,585,710   $ 2,337,282      $ 448,557        $  836,156       $  899,864
                                             ==========   ===========      =========        ==========       ==========

  Units outstanding........................     187,398       337,845         57,276           108,689          143,302
                                             ==========   ===========      =========        ==========       ==========

  Portfolio shares held....................     200,216       184,765         65,197            65,376           99,874
  Portfolio net asset value per share......  $     7.92   $     12.65      $    6.88        $    12.79       $     9.01
  Investment in portfolio shares, at
   cost....................................  $2,237,207   $ 3,652,772      $ 622,274        $1,241,885       $1,746,942

STATEMENT OF OPERATIONS
For the period ended December 31, 2008
                                                                              SUBACCOUNTS
                                            ------------------------------------------------------------------------------
                                              AST Lord                                                      AST Neuberger
                                            Abbett Bond-  AST Marsico                     AST Neuberger   Berman / LSV Mid-
                                             Debenture   Capital Growth     AST MFS       Berman Mid-Cap      Cap Value
                                             Portfolio     Portfolio    Growth Portfolio Growth Portfolio     Portfolio
                                            ------------ -------------- ---------------- ---------------- -----------------
INVESTMENT INCOME
  Dividend income..........................  $  150,774   $    12,977      $   1,380        $        0       $   21,851
                                             ----------   -----------      ---------        ----------       ----------

EXPENSES
  Charges to contract owners for
   assuming mortality risk and expense
   risk and for administration.............      30,757        39,950          7,444            17,875           20,284
                                             ----------   -----------      ---------        ----------       ----------

NET INVESTMENT INCOME (LOSS)...............     120,017       (26,973)        (6,064)          (17,875)           1,567
                                             ----------   -----------      ---------        ----------       ----------

NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON INVESTMENTS
  Capital gains distributions received.....      64,121       137,251              0                 0           91,919
  Realized gain (loss) on shares
   redeemed................................    (105,452)      (61,793)          (472)           (2,626)        (100,229)
  Net change in unrealized gain (loss) on
   investments.............................    (642,545)   (1,635,347)      (213,884)         (600,642)        (667,402)
                                             ----------   -----------      ---------        ----------       ----------

NET GAIN (LOSS) ON
   INVESTMENTS.............................    (683,876)   (1,559,889)      (214,356)         (603,268)        (675,712)
                                             ----------   -----------      ---------        ----------       ----------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS..............................  $ (563,859)  $(1,586,862)     $(220,420)       $ (621,143)      $ (674,145)
                                             ==========   ===========      =========        ==========       ==========

  The accompanying notes are an integral part of these financial statements.

                                      A11

                                                SUBACCOUNTS (Continued)
-----------------------------------------------------------------------------------------------------------------------
  AST PIMCO          AST                      AST T. Rowe  AST T. Rowe
   Limited    AllianceBernstein              Price Natural Price Asset     AST MFS      AST JPMorgan   AST T. Rowe Price
Maturity Bond    Core Value      AST QMA US    Resources   Allocation   Global Equity  International      Global Bond
  Portfolio       Portfolio     Equity Alpha   Portfolio    Portfolio     Portfolio   Equity Portfolio     Portfolio
------------- ----------------- ------------ ------------- -----------  ------------- ---------------- -----------------

 $2,892,315      $  500,654      $  651,931   $ 2,681,397  $11,921,445    $ 374,443      $  846,690       $1,666,810
 ----------      ----------      ----------   -----------  -----------    ---------      ----------       ----------
 $2,892,315      $  500,654      $  651,931   $ 2,681,397  $11,921,445    $ 374,443      $  846,690       $1,666,810
 ==========      ==========      ==========   ===========  ===========    =========      ==========       ==========

 $2,892,315      $  500,654      $  651,931   $ 2,681,397  $11,921,445    $ 374,443      $  846,690       $1,666,810
 ----------      ----------      ----------   -----------  -----------    ---------      ----------       ----------
 $2,892,315      $  500,654      $  651,931   $ 2,681,397  $11,921,445    $ 374,443      $  846,690       $1,666,810
 ==========      ==========      ==========   ===========  ===========    =========      ==========       ==========

    270,124          78,393          99,785       332,759    1,436,816       45,721         119,443          159,960
 ==========      ==========      ==========   ===========  ===========    =========      ==========       ==========

    266,573          79,469          79,214       149,298      935,015       53,037          56,184          148,690
 $    10.85      $     6.30      $     8.23   $     17.96  $     12.75    $    7.06      $    15.07       $    11.21

 $2,992,719      $1,022,353      $1,059,469   $ 4,845,762  $13,747,579    $ 623,799      $1,282,968       $1,764,725

                                                SUBACCOUNTS (Continued)
-----------------------------------------------------------------------------------------------------------------------
  AST PIMCO          AST                      AST T. Rowe  AST T. Rowe
   Limited    AllianceBernstein              Price Natural Price Asset     AST MFS      AST JPMorgan   AST T. Rowe Price
Maturity Bond    Core Value      AST QMA US    Resources   Allocation   Global Equity  International      Global Bond
  Portfolio       Portfolio     Equity Alpha   Portfolio    Portfolio     Portfolio   Equity Portfolio     Portfolio
------------- ----------------- ------------ ------------- -----------  ------------- ---------------- -----------------

 $  131,590      $   23,029      $   21,251   $    32,907  $   202,715    $   6,488      $   31,257       $   67,067
 ----------      ----------      ----------   -----------  -----------    ---------      ----------       ----------

     37,717          11,010          15,712        85,358      204,342        8,691          19,239           23,654
 ----------      ----------      ----------   -----------  -----------    ---------      ----------       ----------

     93,873          12,019           5,539       (52,451)      (1,627)      (2,203)         12,018           43,413
 ----------      ----------      ----------   -----------  -----------    ---------      ----------       ----------

          0          82,553               0       508,488      419,979      125,782               0           41,344

      3,105         (77,157)        (41,014)     (510,521)  (2,606,913)    (146,680)        (99,356)         (26,521)

   (131,832)       (400,108)       (412,174)   (3,307,435)  (1,675,406)    (232,409)       (574,981)        (162,171)
 ----------      ----------      ----------   -----------  -----------    ---------      ----------       ----------

   (128,727)       (394,712)       (453,188)   (3,309,468)  (3,862,340)    (253,307)       (674,337)        (147,348)
 ----------      ----------      ----------   -----------  -----------    ---------      ----------       ----------

 $  (34,854)     $ (382,693)     $ (447,649)  $(3,361,919) $(3,863,967)   $(255,510)     $ (662,319)      $ (103,935)
 ==========      ==========      ==========   ===========  ===========    =========      ==========       ==========

  The accompanying notes are an integral part of these financial statements.

                                      A12

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF NET ASSETS
December 31, 2008

                                                                             SUBACCOUNTS
                                            -----------------------------------------------------------------------------
                                                                           AST Academic
                                                             AST Capital    Strategies
                                             AST Aggressive  Growth Asset     Asset        AST Balanced   AST Preservation
                                            Asset Allocation  Allocation    Allocation   Asset Allocation Asset Allocation
                                               Portfolio      Portfolio     Portfolio       Portfolio        Portfolio
                                            ---------------- ------------  ------------  ---------------- ----------------
ASSETS
  Investment in the portfolios, at value...   $ 1,987,772    $ 57,871,806  $ 80,836,492    $ 52,640,503     $21,353,325
                                              -----------    ------------  ------------    ------------     -----------
  Net Assets...............................   $ 1,987,772    $ 57,871,806  $ 80,836,492    $ 52,640,503     $21,353,325
                                              ===========    ============  ============    ============     ===========

NET ASSETS, representing:
  Accumulation units.......................   $ 1,987,772    $ 57,871,806  $ 80,836,492    $ 52,640,503     $21,353,325
                                              -----------    ------------  ------------    ------------     -----------
                                              $ 1,987,772    $ 57,871,806  $ 80,836,492    $ 52,640,503     $21,353,325
                                              ===========    ============  ============    ============     ===========

  Units outstanding........................       296,114       7,656,379    10,411,339       6,523,224       2,402,539
                                              ===========    ============  ============    ============     ===========

  Portfolio shares held....................       307,229       7,624,744    10,245,436       6,396,173       2,346,519
  Portfolio net asset value per share......   $      6.47    $       7.59  $       7.89    $       8.23     $      9.10
  Investment in portfolio shares, at
   cost....................................   $ 3,363,644    $ 82,831,075  $109,393,271    $ 66,554,516     $23,531,592

STATEMENT OF OPERATIONS
For the period ended December 31, 2008
                                                                             SUBACCOUNTS
                                            -----------------------------------------------------------------------------
                                                                           AST Academic
                                                             AST Capital    Strategies
                                             AST Aggressive  Growth Asset     Asset        AST Balanced   AST Preservation
                                            Asset Allocation  Allocation    Allocation   Asset Allocation Asset Allocation
                                               Portfolio      Portfolio     Portfolio       Portfolio        Portfolio
                                            ---------------- ------------  ------------  ---------------- ----------------
INVESTMENT INCOME
  Dividend income..........................   $    20,781    $    742,971  $  1,271,772    $    605,311     $   118,397
                                              -----------    ------------  ------------    ------------     -----------

EXPENSES
  Charges to contract owners for
   assuming mortality risk and expense
   risk and for administration.............        45,349       1,608,336     2,283,230       1,150,830         291,332
                                              -----------    ------------  ------------    ------------     -----------

NET INVESTMENT INCOME (LOSS)...............       (24,568)       (865,365)   (1,011,458)       (545,519)       (172,935)
                                              -----------    ------------  ------------    ------------     -----------

NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON INVESTMENTS
  Capital gains distributions received.....       340,085       4,886,617     5,246,198       2,143,376         468,339
  Realized gain (loss) on shares
   redeemed................................      (112,673)     (5,858,048)   (9,875,449)     (6,074,964)     (1,218,283)
  Net change in unrealized gain (loss) on
   investments.............................    (1,770,366)    (32,494,817)  (38,423,760)    (17,442,397)     (2,842,036)
                                              -----------    ------------  ------------    ------------     -----------

NET GAIN (LOSS) ON
   INVESTMENTS.............................    (1,542,954)    (33,466,248)  (43,053,011)    (21,373,985)     (3,591,980)
                                              -----------    ------------  ------------    ------------     -----------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS..............................   $(1,567,522)   $(34,331,613) $(44,064,469)   $(21,919,504)    $(3,764,915)
                                              ===========    ============  ============    ============     ===========

  The accompanying notes are an integral part of these financial statements.

                                      A13

                                                SUBACCOUNTS (Continued)
-----------------------------------------------------------------------------------------------------------------------
 AST First
   Trust     AST First Trust
 Balanced        Capital      AST Advanced   AST T. Rowe    AST Money                     AST Pimco
  Target       Appreciation    Strategies  Price Large-Cap   Market     AST Small-Cap    Total Return  AST International
 Portfolio   Target Portfolio  Portfolio   Growth Portfolio Portfolio  Growth Portfolio Bond Portfolio  Value Portfolio
-----------  ---------------- ------------ ---------------- ---------- ---------------- -------------- -----------------
$11,611,113    $ 7,954,358    $17,350,115    $ 1,770,104    $3,490,043    $1,749,860      $3,967,893       $ 498,991
-----------    -----------    -----------    -----------    ----------    ----------      ----------       ---------
$11,611,113    $ 7,954,358    $17,350,115    $ 1,770,104    $3,490,043    $1,749,860      $3,967,893       $ 498,991
===========    ===========    ===========    ===========    ==========    ==========      ==========       =========

$11,611,113    $ 7,954,358    $17,350,115    $ 1,770,104    $3,490,043    $1,749,860      $3,967,893       $ 498,991
-----------    -----------    -----------    -----------    ----------    ----------      ----------       ---------
$11,611,113    $ 7,954,358    $17,350,115    $ 1,770,104    $3,490,043    $1,749,860      $3,967,893       $ 498,991
===========    ===========    ===========    ===========    ==========    ==========      ==========       =========

  1,611,252      1,204,656      2,220,146        282,486       327,723       259,220         376,854          71,808
===========    ===========    ===========    ===========    ==========    ==========      ==========       =========

  1,584,054      1,159,527      2,179,663        253,960     3,490,043       156,238         350,831          44,593
$      7.33    $      6.86    $      7.96    $      6.97    $     1.00    $    11.20      $    11.31       $   11.19

$14,888,542    $11,577,147    $21,614,020    $ 2,811,899    $3,490,043    $2,509,637      $4,003,317       $ 868,946

                                                SUBACCOUNTS (Continued)
-----------------------------------------------------------------------------------------------------------------------
 AST First
   Trust     AST First Trust
 Balanced        Capital      AST Advanced   AST T. Rowe    AST Money                     AST Pimco
  Target       Appreciation    Strategies  Price Large-Cap   Market     AST Small-Cap    Total Return  AST International
 Portfolio   Target Portfolio  Portfolio   Growth Portfolio Portfolio  Growth Portfolio Bond Portfolio  Value Portfolio
-----------  ---------------- ------------ ---------------- ---------- ---------------- -------------- -----------------
$   265,626    $   140,067    $   322,077    $     3,424    $   47,945    $        0      $   90,227       $  20,118
-----------    -----------    -----------    -----------    ----------    ----------      ----------       ---------


    263,815        236,365        369,896         28,268        31,987        24,268          42,103          12,542
-----------    -----------    -----------    -----------    ----------    ----------      ----------       ---------

      1,811        (96,298)       (47,819)       (24,844)       15,958       (24,268)         48,124           7,576
-----------    -----------    -----------    -----------    ----------    ----------      ----------       ---------

    223,623        146,379        415,613              0             0             0          13,112          61,199

 (2,439,460)    (2,166,412)    (2,404,578)      (111,965)            0       (50,107)        (25,546)        (86,996)

 (3,837,084)    (4,227,032)    (5,136,392)    (1,073,767)            0      (763,814)       (130,171)       (445,253)
-----------    -----------    -----------    -----------    ----------    ----------      ----------       ---------

 (6,052,921)    (6,247,065)    (7,125,357)    (1,185,732)            0      (813,921)       (142,605)       (471,050)
-----------    -----------    -----------    -----------    ----------    ----------      ----------       ---------

$(6,051,110)   $(6,343,363)   $(7,173,176)   $(1,210,576)   $   15,958    $ (838,189)     $  (94,481)      $(463,474)
===========    ===========    ===========    ===========    ==========    ==========      ==========       =========

  The accompanying notes are an integral part of these financial statements.

                                      A14

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF NET ASSETS
December 31, 2008

                                                                           SUBACCOUNTS
                                            ------------------------------------------------------------------------

                                                                            AST Western
                                                              Gartmore NVIT Asset Core  AST Investment
                                            AST International  Developing    Plus Bond    Grade Bond      AST Bond
                                            Growth Portfolio  Markets Fund   Portfolio    Portfolio    Portfolio 2018
                                            ----------------- ------------- ----------- -------------- --------------
ASSETS
  Investment in the portfolios, at value...     $ 463,132      $ 1,579,201   $398,606    $44,675,335      $74,835
                                                ---------      -----------   --------    -----------      -------
  Net Assets...............................     $ 463,132      $ 1,579,201   $398,606    $44,675,335      $74,835
                                                =========      ===========   ========    ===========      =======

NET ASSETS, representing:
  Accumulation units.......................     $ 463,132      $ 1,579,201   $398,606    $44,675,335      $74,835
                                                ---------      -----------   --------    -----------      -------
                                                $ 463,132      $ 1,579,201   $398,606    $44,675,335      $74,835
                                                =========      ===========   ========    ===========      =======

  Units outstanding........................        76,019          168,193     42,998      4,157,246        6,229
                                                =========      ===========   ========    ===========      =======

  Portfolio shares held....................        60,858          421,120     42,181      4,098,655        6,119
  Portfolio net asset value per share......     $    7.61      $      3.75   $   9.45    $     10.90      $ 12.23
  Investment in portfolio shares, at
   cost....................................     $ 935,269      $ 4,693,791   $394,237    $40,908,764      $70,227

STATEMENT OF OPERATIONS
For the period ended December 31, 2008
                                                                           SUBACCOUNTS
                                            ------------------------------------------------------------------------

                                                                            AST Western
                                                              Gartmore NVIT Asset Core  AST Investment
                                            AST International  Developing    Plus Bond    Grade Bond      AST Bond
                                            Growth Portfolio  Markets Fund   Portfolio    Portfolio    Portfolio 2018
                                            ----------------- ------------- ----------- -------------- --------------
INVESTMENT INCOME
  Dividend income..........................     $   9,702      $    28,046   $    128    $         0      $     0
                                                ---------      -----------   --------    -----------      -------

EXPENSES
  Charges to contract owners for
   assuming mortality risk and expense
   risk and for administration.............        10,768           58,110      1,574        223,744          368
                                                ---------      -----------   --------    -----------      -------

NET INVESTMENT INCOME (LOSS)...............        (1,066)         (30,064)    (1,446)      (223,744)        (368)
                                                ---------      -----------   --------    -----------      -------

NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON INVESTMENTS
  Capital gains distributions received.....       123,524        1,771,484         11              0            0
  Realized gain (loss) on shares
   redeemed................................       (65,231)      (1,229,446)    (8,141)     1,022,526       13,695
  Net change in unrealized gain (loss) on
   investments.............................      (536,327)      (3,595,366)     4,181      3,766,571        4,608
                                                ---------      -----------   --------    -----------      -------

NET GAIN (LOSS) ON
   INVESTMENTS.............................      (478,034)      (3,053,328)    (3,949)     4,789,097       18,303
                                                ---------      -----------   --------    -----------      -------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS..............................     $(479,100)     $(3,083,392)  $ (5,395)   $ 4,565,353      $17,935
                                                =========      ===========   ========    ===========      =======

  The accompanying notes are an integral part of these financial statements.

                                      A15

                                           SUBACCOUNTS (Continued)
------------------------------------------------------------------------------------------------------------
                                                                                                    AST CLS
                                                            Franklin     AST Goldman    AST CLS     Moderate
               AST Global  AST Parametric                 Templeton VIP  Sachs Small- Growth Asset   Asset
   AST Bond    Real Estate    Emerging    AST Focus Four Founding Funds   Cap Value    Allocation  Allocation
Portfolio 2019  Portfolio  Markets Equity Plus Portfolio Allocation Fund  Portfolio    Portfolio   Portfolio
-------------- ----------- -------------- -------------- --------------- ------------ ------------ ----------

   $41,399       $5,174       $11,133        $222,480      $ 3,230,149     $30,439     $1,607,605  $ 990,540
   -------       ------       -------        --------      -----------     -------     ----------  ---------
   $41,399       $5,174       $11,133        $222,480      $ 3,230,149     $30,439     $1,607,605  $ 990,540
   =======       ======       =======        ========      ===========     =======     ==========  =========

   $41,399       $5,174       $11,133        $222,480      $ 3,230,149     $30,439     $1,607,605  $ 990,540
   -------       ------       -------        --------      -----------     -------     ----------  ---------
   $41,399       $5,174       $11,133        $222,480      $ 3,230,149     $30,439     $1,607,605  $ 990,540
   =======       ======       =======        ========      ===========     =======     ==========  =========

     3,422          848         1,996          29,777          485,975       3,985        239,867    134,872
   =======       ======       =======        ========      ===========     =======     ==========  =========

     3,363          989         2,263          29,546          575,784       4,598        216,076    136,063
   $ 12.31       $ 5.23       $  4.92        $   7.53      $      5.61     $  6.62     $     7.44  $    7.28

   $39,991       $5,026       $11,088        $218,709      $ 3,431,232     $30,778     $1,631,694  $ 995,542

                                           SUBACCOUNTS (Continued)
------------------------------------------------------------------------------------------------------------
                                                                                                    AST CLS
                                                            Franklin     AST Goldman    AST CLS     Moderate
               AST Global  AST Parametric                 Templeton VIP  Sachs Small- Growth Asset   Asset
   AST Bond    Real Estate    Emerging    AST Focus Four Founding Funds   Cap Value    Allocation  Allocation
Portfolio 2019  Portfolio  Markets Equity Plus Portfolio Allocation Fund  Portfolio    Portfolio   Portfolio
-------------- ----------- -------------- -------------- --------------- ------------ ------------ ----------

   $     0       $    0       $     0        $      0      $    58,686     $     0     $      295  $     134
   -------       ------       -------        --------      -----------     -------     ----------  ---------

       156            2            11             618           18,639          91         10,762      4,706
   -------       ------       -------        --------      -----------     -------     ----------  ---------

      (156)          (2)          (11)           (618)          40,047         (91)       (10,467)    (4,572)
   -------       ------       -------        --------      -----------     -------     ----------  ---------

         0            0             0               0           56,728           0          1,041        159

     4,745            0          (416)        (37,273)        (934,178)     (6,469)      (483,220)  (157,258)

     1,408          148            45           3,771         (201,083)       (339)       (24,089)    (5,002)
   -------       ------       -------        --------      -----------     -------     ----------  ---------

     6,153          148          (371)        (33,502)      (1,078,533)     (6,808)      (506,268)  (162,101)
   -------       ------       -------        --------      -----------     -------     ----------  ---------

   $ 5,997       $  146       $  (382)       $(34,120)     $(1,038,486)    $(6,899)    $ (516,735) $(166,673)
   =======       ======       =======        ========      ===========     =======     ==========  =========

  The accompanying notes are an integral part of these financial statements.

                                      A16

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF NET ASSETS
December 31, 2008

                                                                     SUBACCOUNTS
                                            -------------------------------------------------------------
                                              AST Horizon      AST Horizon      AST Niemann
                                                 Growth          Moderate      Capital Growth
                                            Asset Allocation Asset Allocation Asset Allocation ProFund VP
                                               Portfolio        Portfolio        Portfolio     Industrials
                                            ---------------- ---------------- ---------------- -----------
ASSETS
  Investment in the portfolios, at value...    $ 435,343        $1,814,991        $329,553       $ 6,343
                                               ---------        ----------        --------       -------
  Net Assets...............................    $ 435,343        $1,814,991        $329,553       $ 6,343
                                               =========        ==========        ========       =======

NET ASSETS, representing:
  Accumulation units.......................    $ 435,343        $1,814,991        $329,553       $ 6,343
                                               ---------        ----------        --------       -------
                                               $ 435,343        $1,814,991        $329,553       $ 6,343
                                               =========        ==========        ========       =======

  Units outstanding........................       60,962           238,347          43,922         1,039
                                               =========        ==========        ========       =======

  Portfolio shares held....................       61,576           235,102          45,206           262
  Portfolio net asset value per share......    $    7.07        $     7.72        $   7.29       $ 24.19
  Investment in portfolio shares, at
   cost....................................    $ 440,127        $1,817,508        $337,876       $ 7,438

STATEMENT OF OPERATIONS
For the period ended December 31, 2008
                                                                     SUBACCOUNTS
                                            -------------------------------------------------------------
                                              AST Horizon      AST Horizon      AST Niemann
                                              Growth Asset    Moderate Asset   Capital Growth
                                               Allocation       Allocation    Asset Allocation ProFund VP
                                               Portfolio        Portfolio        Portfolio     Industrials
                                            ---------------- ---------------- ---------------- -----------
INVESTMENT INCOME
  Dividend income..........................    $      22        $       60        $      7       $     5
                                               ---------        ----------        --------       -------

EXPENSES
  Charges to contract owners for
   assuming mortality risk and expense
   risk and for administration.............        2,301             7,536           1,223            28
                                               ---------        ----------        --------       -------

NET INVESTMENT INCOME (LOSS)...............       (2,279)           (7,476)         (1,216)          (23)
                                               ---------        ----------        --------       -------

NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON INVESTMENTS
  Capital gains distributions received.....           15                27               8           259
  Realized gain (loss) on shares
   redeemed................................      (93,168)         (257,254)        (42,127)       (2,224)
  Net change in unrealized gain (loss) on
   investments.............................       (4,784)           (2,517)         (8,323)       (1,095)
                                               ---------        ----------        --------       -------

NET GAIN (LOSS) ON
   INVESTMENTS.............................      (97,937)         (259,744)        (50,442)       (3,060)
                                               ---------        ----------        --------       -------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS..............................    $(100,216)       $ (267,220)       $(51,658)      $(3,083)
                                               =========        ==========        ========       =======

  The accompanying notes are an integral part of these financial statements.

                                      A17

                     [THIS PAGE INTENTIONALLY LEFT BLANK]



                                      A18

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2008 and 2007

                                                                     SUBACCOUNTS
                                   --------------------------------------------------------------------------------
                                    Prudential Money Market   Prudential Diversified Bond
                                           Portfolio                  Portfolio           Prudential Equity Portfolio
                                   -------------------------  --------------------------  -------------------------
                                    01/01/2008   01/01/2007    01/01/2008    01/01/2007    01/01/2008     01/01/2007
                                        to           to            to            to            to             to
                                    12/31/2008   12/31/2007    12/31/2008    12/31/2007    12/31/2008     12/31/2007
                                   -----------  ------------  -----------   -----------   ------------   -----------
OPERATIONS
  Net investment income
   (loss)......................... $   268,570  $    818,619  $ 1,236,778   $ 1,366,273   $      7,855   $  (173,398)
  Capital gains distributions
   received.......................           0             0      315,256             0      3,330,494        26,616
  Realized gain (loss) on shares
   redeemed.......................           0             0     (491,477)     (101,780)      (998,821)      365,152
  Net change in unrealized gain
   (loss) on investments..........           0             0   (2,675,684)      294,233    (16,463,606)    2,930,102
                                   -----------  ------------  -----------   -----------   ------------   -----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   OPERATIONS.....................     268,570       818,619   (1,615,127)    1,558,726    (14,124,078)    3,148,472
                                   -----------  ------------  -----------   -----------   ------------   -----------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net
   payments.......................       3,438        22,845      213,004        59,662        100,809       206,377
  Annuity payments................     (22,337)            0      (87,444)            0         (8,525)            0
  Surrenders, withdrawals and
   death benefits.................  (5,001,789)   (8,104,278)  (4,536,579)   (5,363,167)    (3,432,136)   (5,125,456)
  Net transfers between other
   subaccounts or fixed rate
   option.........................  11,129,469     7,392,108   (1,999,737)      645,110     (1,500,047)     (797,273)
  Withdrawal and other
   charges........................     (11,808)       (9,675)     (15,215)      (15,155)       (24,177)      (26,329)
                                   -----------  ------------  -----------   -----------   ------------   -----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   CONTRACT OWNER
   TRANSACTIONS...................   6,096,973      (699,000)  (6,425,971)   (4,673,550)    (4,864,076)   (5,742,681)
                                   -----------  ------------  -----------   -----------   ------------   -----------

TOTAL INCREASE
   (DECREASE) IN NET
   ASSETS.........................   6,365,543       119,619   (8,041,098)   (3,114,824)   (18,988,154)   (2,594,209)

NET ASSETS
  Beginning of period.............  22,031,750    21,912,131   36,373,527    39,488,351     39,447,369    42,041,578
                                   -----------  ------------  -----------   -----------   ------------   -----------
  End of period................... $28,397,293  $ 22,031,750  $28,332,429   $36,373,527   $ 20,459,215   $39,447,369
                                   ===========  ============  ===========   ===========   ============   ===========

  Beginning units.................  18,165,989    18,744,479   21,214,216    24,018,773     18,581,432    21,283,305
                                   -----------  ------------  -----------   -----------   ------------   -----------
  Units issued....................  14,261,978    31,178,007      635,400       843,162        396,425       363,769
  Units redeemed..................  (9,127,709)  (31,756,497)  (4,492,033)   (3,647,719)    (3,148,891)   (3,065,642)
                                   -----------  ------------  -----------   -----------   ------------   -----------
  Ending units....................  23,300,258    18,165,989   17,357,583    21,214,216     15,828,966    18,581,432
                                   ===========  ============  ===========   ===========   ============   ===========

  The accompanying notes are an integral part of these financial statements.

                                      A19

                                         SUBACCOUNTS (Continued)
-----------------------------------------------------------------------------------------------------------------
                            Prudential High Yield Bond
Prudential Value Portfolio          Portfolio          Prudential Stock Index Portfolio Prudential Global Portfolio
--------------------------  ------------------------   -------------------------------  --------------------------
 01/01/2008    01/01/2007    01/01/2008    01/01/2007   01/01/2008       01/01/2007      01/01/2008    01/01/2007
     to            to            to            to           to               to              to            to
 12/31/2008    12/31/2007    12/31/2008    12/31/2007   12/31/2008       12/31/2007      12/31/2008    12/31/2007
------------  ------------  -----------   -----------   ------------     -----------    -----------   -----------

$    143,774  $   (100,157) $ 1,133,563   $ 1,134,146  $    302,728     $    29,256     $    34,219   $   (55,599)

   6,901,643     4,932,270            0             0             0               0         541,930             0

  (1,513,998)    2,853,632   (1,156,736)     (594,543)     (714,526)      1,111,400         (72,953)      675,517

 (21,854,428)   (6,727,242)  (3,777,385)     (284,052)  (16,185,402)        899,918      (5,185,389)      507,545
------------  ------------  -----------   -----------   ------------     -----------    -----------   -----------

 (16,323,009)      958,503   (3,800,558)      255,551   (16,597,200)      2,040,574      (4,682,193)    1,127,463
------------  ------------  -----------   -----------   ------------     -----------    -----------   -----------


     116,443     2,008,648       14,566        63,406        76,508         268,201          24,952       118,349
     (34,456)            0      (84,627)            0       (11,252)              0          (2,261)            0

  (4,524,861)   (7,191,003)  (2,304,549)   (3,126,255)   (4,680,173)     (8,801,393)       (936,734)   (1,301,367)

    (967,966)   (5,913,587)    (713,459)      402,044    (1,320,021)     (1,156,134)       (336,087)   (1,092,649)

     (29,819)      (45,266)      (8,404)       (8,620)      (32,604)        (35,749)         (8,809)       (9,801)
------------  ------------  -----------   -----------   ------------     -----------    -----------   -----------

  (5,440,659)  (11,141,208)  (3,096,473)   (2,669,425)   (5,967,542)     (9,725,075)     (1,258,939)   (2,285,468)
------------  ------------  -----------   -----------   ------------     -----------    -----------   -----------

 (21,763,668)  (10,182,705)  (6,897,031)   (2,413,874)  (22,564,742)     (7,684,501)     (5,941,132)   (1,158,005)

  41,707,063    51,889,768   18,566,855    20,980,729    47,587,449      55,271,950      11,567,490    12,725,495
------------  ------------  -----------   -----------   ------------     -----------    -----------   -----------
$ 19,943,395  $ 41,707,063  $11,669,824   $18,566,855  $ 25,022,707     $47,587,449     $ 5,626,358   $11,567,490
============  ============  ===========   ===========   ============     ===========    ===========   ===========

  15,800,837    20,495,873   11,056,069    12,641,097    24,905,268      29,656,967       5,610,679     6,859,580
------------  ------------  -----------   -----------   ------------     -----------    -----------   -----------
     637,113     1,497,645      197,396       521,081       552,890         654,053         242,606       237,681
  (3,162,255)   (6,192,681)  (2,186,765)   (2,106,109)   (4,401,321)     (5,405,752)     (1,016,379)   (1,486,582)
------------  ------------  -----------   -----------   ------------     -----------    -----------   -----------
  13,275,695    15,800,837    9,066,700    11,056,069    21,056,837      24,905,268       4,836,906     5,610,679
============  ============  ===========   ===========   ============     ===========    ===========   ===========

  The accompanying notes are an integral part of these financial statements.

                                      A20

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2008 and 2007

                                                                    SUBACCOUNTS
                                   ----------------------------------------------------------------------------------------
                                                                 Prudential Small Capitalization T. Rowe Price International
                                   Prudential Jennison Portfolio      Stock Portfolio                Stock Portfolio
                                   ----------------------------  ------------------------------  --------------------------
                                    01/01/2008      01/01/2007    01/01/2008      01/01/2007      01/01/2008    01/01/2007
                                        to              to            to              to              to            to
                                    12/31/2008      12/31/2007    12/31/2008      12/31/2007      12/31/2008    12/31/2007
                                    ------------   -----------    -----------     -----------     -----------   ----------
OPERATIONS
  Net investment income
   (loss)......................... $   (287,769)   $  (498,256)  $   (13,952)    $   (81,063)    $    12,393    $     (922)
  Capital gains distributions
   received.......................            0              0       979,736         594,010          99,261       432,823
  Realized gain (loss) on shares
   redeemed.......................     (966,343)      (367,174)       35,621         714,532          (4,804)      192,600
  Net change in unrealized gain
   (loss) on investments..........  (13,159,148)     5,180,495    (3,199,158)     (1,302,198)     (1,789,058)     (204,805)
                                    ------------   -----------    -----------     -----------     -----------   ----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   OPERATIONS.....................  (14,413,260)     4,315,065    (2,197,753)        (74,719)     (1,682,208)      419,696
                                    ------------   -----------    -----------     -----------     -----------   ----------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net
   payments.......................      139,458        135,614         5,842          26,629           6,213         8,830
  Annuity payments................      (25,226)             0        (2,976)              0          (5,146)            0
  Surrenders, withdrawals and
   death benefits.................   (4,414,608)    (5,923,474)   (1,147,919)     (1,723,359)       (476,048)     (461,339)
  Net transfers between other
   subaccounts or fixed rate
   option.........................   (1,372,707)    (1,567,524)     (561,839)       (283,079)       (148,038)       58,094
  Withdrawal and other
   charges........................      (26,705)       (29,644)       (3,362)         (3,707)         (1,086)       (1,206)
                                    ------------   -----------    -----------     -----------     -----------   ----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   CONTRACT OWNER
   TRANSACTIONS...................   (5,699,788)    (7,385,028)   (1,710,254)     (1,983,516)       (624,105)     (395,621)
                                    ------------   -----------    -----------     -----------     -----------   ----------

TOTAL INCREASE
   (DECREASE) IN NET
   ASSETS.........................  (20,113,048)    (3,069,963)   (3,908,007)     (2,058,235)     (2,306,313)       24,075

NET ASSETS
  Beginning of period.............   41,555,345     44,625,308     8,141,963      10,200,198       3,888,552     3,864,477
                                    ------------   -----------    -----------     -----------     -----------   ----------
  End of period................... $ 21,442,297    $41,555,345   $ 4,233,956     $ 8,141,963     $ 1,582,239    $3,888,552
                                    ============   ===========    ===========     ===========     ===========   ==========

  Beginning units.................   22,124,748     25,857,761     3,135,027       3,849,714       2,261,232     2,507,440
                                    ------------   -----------    -----------     -----------     -----------   ----------
  Units issued....................      593,530        679,450        86,018         130,974         133,627       200,976
  Units redeemed..................   (4,155,271)    (4,412,463)     (821,765)       (845,661)       (577,030)     (447,184)
                                    ------------   -----------    -----------     -----------     -----------   ----------
  Ending units....................   18,563,007     22,124,748     2,399,280       3,135,027       1,817,829     2,261,232
                                    ============   ===========    ===========     ===========     ===========   ==========

  The accompanying notes are an integral part of these financial statements.

                                      A21

                                        SUBACCOUNTS (Continued)
--------------------------------------------------------------------------------------------------------
T. Rowe Price Equity Income Premier VIT OpCap Managed Premier VIT NACM Small Cap
        Portfolio                   Portfolio                 Portfolio          AIM V.I. Core Equity Fund
--------------------------  ------------------------  ------------------------   ------------------------
 01/01/2008    01/01/2007    01/01/2008   01/01/2007   01/01/2008    01/01/2007   01/01/2008   01/01/2007
     to            to            to           to           to            to           to           to
 12/31/2008    12/31/2007    12/31/2008   12/31/2007   12/31/2008    12/31/2007   12/31/2008   12/31/2007
-----------   -----------   -----------  -----------  -----------   -----------  -----------  -----------

$    87,868   $    37,108   $   173,056  $   107,124  $   (82,993)  $  (122,580) $    83,711  $   (71,118)

    305,289       762,405       871,818    1,012,057    1,405,298     1,949,231            0            0

    (32,536)      724,962      (639,110)      (2,607)    (352,822)      266,177      121,954      679,891

 (4,505,457)   (1,201,537)   (3,870,453)    (869,862)  (3,959,599)   (2,101,605)  (4,980,718)     680,218
-----------   -----------   -----------  -----------  -----------   -----------  -----------  -----------

 (4,144,836)      322,938    (3,464,689)     246,712   (2,990,116)       (8,777)  (4,775,053)   1,288,991
-----------   -----------   -----------  -----------  -----------   -----------  -----------  -----------

      8,085          (365)       18,325      (87,615)      20,358         9,865       13,486       18,923
          0             0       (26,386)           0            0             0      (19,977)           0

 (1,205,611)   (2,058,934)   (1,567,911)  (1,805,126)    (712,370)     (959,153)  (2,227,421)  (3,468,601)

   (233,678)     (626,159)     (319,545)     (60,713)    (328,767)     (439,720)    (555,488)    (608,973)

     (4,441)       (5,052)       (5,451)      (5,798)      (2,315)       (2,547)      (7,846)      (8,493)
-----------   -----------   -----------  -----------  -----------   -----------  -----------  -----------

 (1,435,645)   (2,690,510)   (1,900,968)  (1,959,252)  (1,023,094)   (1,391,555)  (2,797,246)  (4,067,144)
-----------   -----------   -----------  -----------  -----------   -----------  -----------  -----------

 (5,580,481)   (2,367,572)   (5,365,657)  (1,712,540)  (4,013,210)   (1,400,332)  (7,572,299)  (2,778,153)

 12,300,133    14,667,705    12,654,188   14,366,728    7,788,442     9,188,774   17,236,960   20,015,113
-----------   -----------   -----------  -----------  -----------   -----------  -----------  -----------
$ 6,719,652   $12,300,133   $ 7,288,531  $12,654,188  $ 3,775,232   $ 7,788,442  $ 9,664,661  $17,236,960
===========   ===========   ===========  ===========  ===========   ===========  ===========  ===========

  5,155,831     6,259,912     7,336,837    8,462,947    3,078,372     3,602,517    9,003,965   11,153,303
-----------   -----------   -----------  -----------  -----------   -----------  -----------  -----------
    198,981       233,780       143,421      106,617      129,690       109,265       93,594      176,101
   (894,411)   (1,337,861)   (1,462,720)  (1,232,727)    (615,594)     (633,410)  (1,770,519)  (2,325,439)
-----------   -----------   -----------  -----------  -----------   -----------  -----------  -----------
  4,460,401     5,155,831     6,017,538    7,336,837    2,592,468     3,078,372    7,327,040    9,003,965
===========   ===========   ===========  ===========  ===========   ===========  ===========  ===========

  The accompanying notes are an integral part of these financial statements.

                                      A22

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2008 and 2007

                                                                    SUBACCOUNTS
                                   -----------------------------------------------------------------------------------------
                                     Janus Aspen Large Cap          Janus Aspen International
                                   Growth Portfolio - Institutional Growth Portfolio - Institutional     MFS VIT Research
                                            Shares                            Shares                  Series - Initial Class
                                   -------------------------------  -------------------------------  -----------------------
                                    01/01/2008       01/01/2007      01/01/2008       01/01/2007      01/01/2008  01/01/2007
                                        to               to              to               to              to          to
                                    12/31/2008       12/31/2007      12/31/2008       12/31/2007      12/31/2008  12/31/2007
                                     -----------     -----------     ------------     -----------    -----------  ----------
OPERATIONS
  Net investment income
   (loss)......................... $   (55,130)     $   (82,267)    $    (36,789)    $  (188,452)    $   (19,587) $  (22,799)
  Capital gains distributions
   received.......................           0                0        2,754,824               0               0           0
  Realized gain (loss) on shares
   redeemed.......................    (418,755)        (126,227)       1,555,302       3,035,971         (14,124)     88,061
  Net change in unrealized gain
   (loss) on investments..........  (3,401,778)       1,704,292      (15,663,369)      2,830,778        (969,117)    325,287
                                     -----------     -----------     ------------     -----------    -----------  ----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   OPERATIONS.....................  (3,875,663)       1,495,798      (11,390,032)      5,678,297      (1,002,828)    390,549
                                     -----------     -----------     ------------     -----------    -----------  ----------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net
   payments.......................      15,918           26,514           31,247          35,870           2,726      (1,273)
  Annuity payments................           0                0          (37,979)              0               0           0
  Surrenders, withdrawals and
   death benefits.................  (1,667,754)      (1,958,168)      (2,645,586)     (3,704,825)       (504,292)   (592,435)
  Net transfers between other
   subaccounts or fixed rate
   option.........................    (450,303)        (363,317)      (1,038,930)       (981,908)        (96,987)   (217,585)
  Withdrawal and other
   charges........................      (5,011)          (5,572)          (7,687)         (8,312)         (1,309)     (1,391)
                                     -----------     -----------     ------------     -----------    -----------  ----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   CONTRACT OWNER
   TRANSACTIONS...................  (2,107,150)      (2,300,543)      (3,698,935)     (4,659,175)       (599,862)   (812,684)
                                     -----------     -----------     ------------     -----------    -----------  ----------

TOTAL INCREASE
   (DECREASE) IN NET
   ASSETS.........................  (5,982,813)        (804,745)     (15,088,967)      1,019,122      (1,602,690)   (422,135)

NET ASSETS
  Beginning of period.............  11,084,036       11,888,781       24,465,363      23,446,241       3,140,323   3,562,458
                                     -----------     -----------     ------------     -----------    -----------  ----------
  End of period................... $ 5,101,223      $11,084,036     $  9,376,396     $24,465,363     $ 1,537,633  $3,140,323
                                     ===========     ===========     ============     ===========    ===========  ==========

  Beginning units.................   6,189,546        7,544,643        5,606,685       6,793,722       1,759,324   2,229,617
                                     -----------     -----------     ------------     -----------    -----------  ----------
  Units issued....................     123,168          277,220          242,741         400,713          36,382      76,867
  Units redeemed..................  (1,518,526)      (1,632,317)      (1,291,440)     (1,587,750)       (428,933)   (547,160)
                                     -----------     -----------     ------------     -----------    -----------  ----------
  Ending units....................   4,794,188        6,189,546        4,557,986       5,606,685       1,366,773   1,759,324
                                     ===========     ===========     ============     ===========    ===========  ==========

  The accompanying notes are an integral part of these financial statements.

                                      A23

                                       SUBACCOUNTS (Continued)
----------------------------------------------------------------------------------------------------------

     MFS VIT Growth       Credit Suisse Trust Global    American Century VP    Franklin Templeton Small-Mid
 Series - Initial Class     Small Cap Portfolio             Value Fund         Cap Growth Securities Fund
------------------------  -------------------------  ------------------------  ---------------------------
 01/01/2008   01/01/2007   01/01/2008   01/01/2007    01/01/2008   01/01/2007   01/01/2008     01/01/2007
     to           to           to           to            to           to           to             to
 12/31/2008   12/31/2007   12/31/2008   12/31/2007    12/31/2008   12/31/2007   12/31/2008     12/31/2007
-----------  -----------  -----------   ----------   -----------  -----------   -----------   -----------

$   (97,196) $  (151,247) $     3,684   $  (33,934)  $    37,560  $    16,084  $   (42,203)   $   (63,106)

          0            0            0            0       446,535      461,765      379,030        334,830

   (175,054)     (67,212)     (93,689)      64,459      (154,363)     256,919      (87,628)       119,581

 (3,374,298)   2,143,405     (708,676)    (112,348)   (1,389,321)    (979,387)  (1,810,217)        57,981
-----------  -----------  -----------   ----------   -----------  -----------   -----------   -----------

 (3,646,548)   1,924,946     (798,681)     (81,823)   (1,059,589)    (244,619)  (1,561,018)       449,286
-----------  -----------  -----------   ----------   -----------  -----------   -----------   -----------

     21,790       42,578        1,525       (6,643)        2,789       52,188        8,648          5,039
    (19,315)           0         (778)           0       (14,926)           0       (1,985)             0

 (1,084,334)  (1,548,201)    (355,081)    (369,511)     (335,202)  (1,097,901)    (421,414)      (651,224)

   (538,043)    (461,840)     (13,627)    (263,914)     (207,222)    (379,640)    (106,330)      (428,763)

     (4,758)      (4,963)        (803)        (996)       (1,446)      (1,665)      (1,704)        (1,969)
-----------  -----------  -----------   ----------   -----------  -----------   -----------   -----------

 (1,624,660)  (1,972,426)    (368,764)    (641,064)     (556,007)  (1,427,018)    (522,785)    (1,076,917)
-----------  -----------  -----------   ----------   -----------  -----------   -----------   -----------

 (5,271,208)     (47,480)  (1,167,445)    (722,887)   (1,615,596)  (1,671,637)  (2,083,803)      (627,631)

 10,697,286   10,744,766    1,970,951    2,693,838     4,114,510    5,786,147    4,026,498      4,654,129
-----------  -----------  -----------   ----------   -----------  -----------   -----------   -----------
$ 5,426,078  $10,697,286  $   803,506   $1,970,951   $ 2,498,914  $ 4,114,510  $ 1,942,695    $ 4,026,498
===========  ===========  ===========   ==========   ===========  ===========   ===========   ===========

  6,070,920    7,279,523    1,450,365    1,877,611     1,981,200    2,607,271    2,176,484      2,760,518
-----------  -----------  -----------   ----------   -----------  -----------   -----------   -----------
    398,706      196,578      100,108       75,034        83,788      205,735       80,233        139,655
 (1,483,381)  (1,405,181)    (424,408)    (502,280)     (398,288)    (831,806)    (400,869)      (723,689)
-----------  -----------  -----------   ----------   -----------  -----------   -----------   -----------
  4,986,245    6,070,920    1,126,065    1,450,365     1,666,700    1,981,200    1,855,848      2,176,484
===========  ===========  ===========   ==========   ===========  ===========   ===========   ===========

  The accompanying notes are an integral part of these financial statements.

                                      A24

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2008 and 2007

                                                                    SUBACCOUNTS
                                   --------------------------------------------------------------------------------
                                   Prudential Jennison 20/20  Prudential Diversified
                                        Focus Portfolio      Conservative Growth Portfolio   Davis Value Portfolio
                                   ------------------------  ----------------------------  ------------------------
                                    01/01/2008   01/01/2007   01/01/2008     01/01/2007     01/01/2008   01/01/2007
                                        to           to           to             to             to           to
                                    12/31/2008   12/31/2007   12/31/2008     12/31/2007     12/31/2008   12/31/2007
                                   -----------  -----------   -----------    -----------   -----------  -----------
OPERATIONS
  Net investment income
   (loss)......................... $   (44,861) $   (58,295) $   141,152    $   128,772    $   (18,494) $   (19,344)
  Capital gains distributions
   received.......................     323,663      593,637      408,988        257,291         63,351      205,064
  Realized gain (loss) on shares
   redeemed.......................      21,811      464,407     (440,867)      (105,197)       167,642      372,232
  Net change in unrealized gain
   (loss) on investments..........  (2,788,875)    (391,486)  (1,472,139)        37,057     (2,048,142)    (366,230)
                                   -----------  -----------   -----------    -----------   -----------  -----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   OPERATIONS.....................  (2,488,262)     608,263   (1,362,866)       317,923     (1,835,643)     191,722
                                   -----------  -----------   -----------    -----------   -----------  -----------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net
   payments.......................       3,138       60,390        7,410            117          4,276       30,299
  Annuity payments................           0            0      (44,218)             0              0            0
  Surrenders, withdrawals and
   death benefits.................    (711,188)  (1,280,490)    (677,789)    (1,151,646)      (441,861)    (822,631)
  Net transfers between other
   subaccounts or fixed rate
   option.........................     183,570     (162,135)    (505,431)      (182,694)      (496,756)    (241,908)
  Withdrawal and other
   charges........................      (2,297)      (2,517)      (2,824)        (2,992)        (1,274)      (1,407)
                                   -----------  -----------   -----------    -----------   -----------  -----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   CONTRACT OWNER
   TRANSACTIONS...................    (526,777)  (1,384,752)  (1,222,852)    (1,337,215)      (935,615)  (1,035,647)
                                   -----------  -----------   -----------    -----------   -----------  -----------

TOTAL INCREASE
   (DECREASE) IN NET
   ASSETS.........................  (3,015,039)    (776,489)  (2,585,718)    (1,019,292)    (2,771,258)    (843,925)

NET ASSETS
  Beginning of period.............   6,538,465    7,314,954    6,733,719      7,753,011      5,104,864    5,948,789
                                   -----------  -----------   -----------    -----------   -----------  -----------
  End of period................... $ 3,523,426  $ 6,538,465  $ 4,148,001    $ 6,733,719    $ 2,333,606  $ 5,104,864
                                   ===========  ===========   ===========    ===========   ===========  ===========

  Beginning units.................   3,704,325    4,519,123    4,528,754      5,445,886      3,938,737    4,735,708
                                   -----------  -----------   -----------    -----------   -----------  -----------
  Units issued....................     697,448      282,016      151,631        228,812        572,978      222,577
  Units redeemed..................  (1,074,949)  (1,096,814)  (1,074,210)    (1,145,944)    (1,451,893)  (1,019,548)
                                   -----------  -----------   -----------    -----------   -----------  -----------
  Ending units....................   3,326,824    3,704,325    3,606,175      4,528,754      3,059,822    3,938,737
                                   ===========  ===========   ===========    ===========   ===========  ===========

** Date subaccount was no longer available for investment.

  The accompanying notes are an integral part of these financial statements.

                                      A25

                                      SUBACCOUNTS (Continued)
----------------------------------------------------------------------------------------------------------
AllianceBernstein Large Cap Prudential SP T. Rowe Price    Prudential SP Davis     Prudential SP Small-Cap
   Growth Portfolio         Large Cap Growth Portfolio       Value Portfolio           Value Portfolio
--------------------------  --------------------------  ------------------------  ------------------------
01/01/2008    01/01/2007     01/01/2008    01/01/2007    01/01/2008   01/01/2007   01/01/2008   01/01/2007
    to            to             to            to            to           to           to           to
12/31/2008    12/31/2007    05/01/2008**   12/31/2007    12/31/2008   12/31/2007   12/31/2008   12/31/2007
----------    ----------    ------------   ----------   -----------  -----------  -----------  -----------

$   (8,729)   $  (10,980)   $   (14,513)   $  (43,709)  $   (10,700) $  (137,329) $   (66,972) $  (206,503)

         0             0              0             0       831,835      560,576    1,656,789    1,204,559

   (32,449)      (16,385)       438,008        73,945      (185,983)     507,498   (1,027,445)     477,992

  (274,920)      115,984       (570,567)      175,123    (6,967,251)    (418,116)  (6,028,293)  (2,628,497)
 ----------    ----------   -----------    ----------   -----------  -----------  -----------  -----------

  (316,098)       88,619       (147,072)      205,359    (6,332,099)     512,629   (5,465,921)  (1,152,449)
 ----------    ----------   -----------    ----------   -----------  -----------  -----------  -----------

        34           441              0         8,763       122,413      256,594       89,705    3,083,905
         0             0              0             0             0            0            0            0

   (73,854)     (150,068)      (150,296)     (187,917)     (928,622)  (1,318,485)  (1,549,168)  (4,561,547)

    (6,056)       59,672     (2,806,233)      (61,952)     (448,107)    (266,182)    (997,511)  (3,332,513)

      (206)         (194)        (1,538)       (5,228)      (20,273)     (21,965)     (42,678)     (51,045)
 ----------    ----------   -----------    ----------   -----------  -----------  -----------  -----------

   (80,082)      (90,149)    (2,958,067)     (246,334)   (1,274,589)  (1,350,038)  (2,499,652)  (4,861,200)
 ----------    ----------   -----------    ----------   -----------  -----------  -----------  -----------

  (396,180)       (1,530)    (3,105,139)      (40,975)   (7,606,688)    (837,409)  (7,965,573)  (6,013,649)

   813,222       814,752      3,105,139     3,146,114    16,235,842   17,073,251   18,750,285   24,763,934
 ----------    ----------   -----------    ----------   -----------  -----------  -----------  -----------
$  417,042    $  813,222    $         0    $3,105,139   $ 8,629,154  $16,235,842  $10,784,712  $18,750,285
 ==========    ==========   ===========    ==========   ===========  ===========  ===========  ===========

 1,133,885     1,272,578      2,510,668     2,717,399    10,347,407   11,247,214   11,377,930   14,248,173
 ----------    ----------   -----------    ----------   -----------  -----------  -----------  -----------
    65,434       200,760         38,717       102,399       564,330      452,197      455,533    3,682,308
  (219,301)     (339,453)    (2,549,385)     (309,130)   (1,598,214)  (1,352,004)  (2,277,938)  (6,552,551)
 ----------    ----------   -----------    ----------   -----------  -----------  -----------  -----------
   980,018     1,133,885              0     2,510,668     9,313,523   10,347,407    9,555,525   11,377,930
 ==========    ==========   ===========    ==========   ===========  ===========  ===========  ===========

  The accompanying notes are an integral part of these financial statements.

                                      A26

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2008 and 2007

                                                                   SUBACCOUNTS
                                   ---------------------------------------------------------------------------

                                   Prudential SP Small Cap  Prudential SP PIMCO Total Prudential SP PIMCO High
                                       Growth Portfolio         Return Portfolio           Yield Portfolio
                                   -----------------------  ------------------------  ------------------------
                                    01/01/2008  01/01/2007   01/01/2008   01/01/2007   01/01/2008   01/01/2007
                                        to          to           to           to           to           to
                                   05/01/2008** 12/31/2007   12/31/2008   12/31/2007   12/31/2008   12/31/2007
                                   ------------ ----------  -----------  -----------  -----------  -----------
OPERATIONS
  Net investment income
   (loss)......................... $   (13,532) $  (48,870) $ 1,298,975  $ 1,095,201  $   837,480  $   885,506
  Capital gains distributions
   received.......................           0     111,032            0            0       13,830      221,039
  Realized gain (loss) on shares
   redeemed.......................     360,498      93,531      (23,797)     (41,730)    (487,099)     (54,809)
  Net change in unrealized gain
   (loss) on investments..........    (484,988)     (8,108)  (1,985,230)   1,843,715   (3,969,398)    (740,382)
                                   -----------  ----------  -----------  -----------  -----------  -----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   OPERATIONS.....................    (138,022)    147,585     (710,052)   2,897,186   (3,605,187)     311,354
                                   -----------  ----------  -----------  -----------  -----------  -----------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net
   payments.......................       1,450      37,860       78,386      396,101       78,200    1,153,172
  Annuity payments................           0           0            0            0            0            0
  Surrenders, withdrawals and
   death benefits.................     (69,732)   (182,153)  (4,142,605)  (5,393,849)    (996,818)  (1,933,770)
  Net transfers between other
   subaccounts or fixed rate
   option.........................  (2,741,830)    (58,413)       2,927     (426,480)    (866,147)  (2,379,194)
  Withdrawal and other
   charges........................      (2,097)     (5,630)     (60,768)     (52,245)     (25,796)     (30,966)
                                   -----------  ----------  -----------  -----------  -----------  -----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   CONTRACT OWNER
   TRANSACTIONS...................  (2,812,209)   (208,336)  (4,122,060)  (5,476,473)  (1,810,561)  (3,190,758)
                                   -----------  ----------  -----------  -----------  -----------  -----------

TOTAL INCREASE
   (DECREASE) IN NET
   ASSETS.........................  (2,950,231)    (60,751)  (4,832,112)  (2,579,287)  (5,415,748)  (2,879,404)

NET ASSETS
  Beginning of period.............   2,950,231   3,010,982   38,863,179   41,442,466   14,641,590   17,520,994
                                   -----------  ----------  -----------  -----------  -----------  -----------
  End of period................... $         0  $2,950,231  $34,031,067  $38,863,179  $ 9,225,842  $14,641,590
                                   ===========  ==========  ===========  ===========  ===========  ===========

  Beginning units.................   2,559,367   2,732,785   30,298,584   34,651,963   10,018,783   12,246,599
                                   -----------  ----------  -----------  -----------  -----------  -----------
  Units issued....................      29,918     129,245    3,436,777    2,306,068      469,796    1,156,633
  Units redeemed..................  (2,589,285)   (302,663)  (6,752,533)  (6,659,447)  (1,879,408)  (3,384,449)
                                   -----------  ----------  -----------  -----------  -----------  -----------
  Ending units....................           0   2,559,367   26,982,828   30,298,584    8,609,171   10,018,783
                                   ===========  ==========  ===========  ===========  ===========  ===========

** Date subaccount was no longer available for investment.

  The accompanying notes are an integral part of these financial statements.

                                      A27

                                     SUBACCOUNTS (Continued)
---------------------------------------------------------------------------------------------------
      Janus Aspen                                                            Prudential SP Strategic
   Large Cap Growth        Prudential SP Large Cap   Prudential SP AIM Core     Partners Focused
Portfolio - Service Shares     Value Portfolio          Equity Portfolio        Growth Portfolio
-------------------------  -----------------------  -----------------------  ----------------------
01/01/2008    01/01/2007    01/01/2008  01/01/2007   01/01/2008  01/01/2007  01/01/2008  01/01/2007
    to            to            to          to           to          to          to          to
12/31/2008    12/31/2007   05/01/2008** 12/31/2007  05/01/2008** 12/31/2007  12/31/2008  12/31/2007
----------   -----------   ------------ ----------  ------------ ----------  ----------  ----------

$  (7,063)   $   (31,201)  $   (27,838) $    1,745  $    (8,187) $   (8,629) $  (26,022) $  (31,137)

        0              0             0     390,716            0      16,419     123,017      75,601

      998        454,579       538,476     221,374      344,784      62,003     (15,465)     69,706

 (352,897)      (181,493)     (742,386)   (875,879)    (363,057)     34,666    (846,418)    130,538
---------    -----------   -----------  ----------  -----------  ----------  ----------  ----------

 (358,962)       241,885      (231,748)   (262,044)     (26,460)    104,459    (764,888)    244,708
---------    -----------   -----------  ----------  -----------  ----------  ----------  ----------

      893      1,465,596             0      57,354        3,105      12,432      11,533      21,667
        0              0             0           0            0           0           0           0

  (67,475)    (1,489,046)     (233,993)   (557,822)     (10,542)    (98,343)    (78,832)   (142,518)

  (20,356)    (3,192,182)   (5,399,359)    (72,512)  (1,630,481)    (82,182)    (30,252)   (150,144)

   (1,049)       (10,456)       (2,026)     (9,178)        (865)     (2,640)     (3,081)     (3,093)
---------    -----------   -----------  ----------  -----------  ----------  ----------  ----------

  (87,987)    (3,226,088)   (5,635,378)   (582,158)  (1,638,783)   (170,733)   (100,632)   (274,088)
---------    -----------   -----------  ----------  -----------  ----------  ----------  ----------

 (446,949)    (2,984,203)   (5,867,126)   (844,202)  (1,665,243)    (66,274)   (865,520)    (29,380)

  926,089      3,910,292     5,867,126   6,711,328    1,665,243   1,731,517   1,995,638   2,025,018
---------    -----------   -----------  ----------  -----------  ----------  ----------  ----------
$ 479,140    $   926,089   $         0  $5,867,126  $         0  $1,665,243  $1,130,118  $1,995,638
=========    ===========   ===========  ==========  ===========  ==========  ==========  ==========

  774,239      2,951,759     3,975,442   4,382,437    1,415,332   1,572,573   1,531,399   1,791,173
---------    -----------   -----------  ----------  -----------  ----------  ----------  ----------
   53,615      1,017,628        55,910     161,843        9,001      38,506     102,442     100,016
 (165,363)    (3,195,148)   (4,031,352)   (568,838)  (1,424,333)   (195,747)   (216,949)   (359,790)
---------    -----------   -----------  ----------  -----------  ----------  ----------  ----------
  662,491        774,239             0   3,975,442            0   1,415,332   1,416,892   1,531,399
=========    ===========   ===========  ==========  ===========  ==========  ==========  ==========

  The accompanying notes are an integral part of these financial statements.

                                      A28

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2008 and 2007

                                                                    SUBACCOUNTS
                                   ------------------------------------------------------------------------------

                                     Prudential SP Mid Cap   SP Prudential U.S. Emerging Prudential SP Conservative
                                       Growth Portfolio          Growth Portfolio        Asset Allocation Portfolio
                                   ------------------------  --------------------------  ------------------------
                                    01/01/2008   01/01/2007   01/01/2008    01/01/2007    01/01/2008    01/01/2007
                                        to           to           to            to            to            to
                                    12/31/2008   12/31/2007   12/31/2008    12/31/2007    12/31/2008    12/31/2007
                                   -----------  -----------  -----------   -----------   -----------   -----------
OPERATIONS
  Net investment income
   (loss)......................... $   (78,284) $   (89,687) $   (95,740)  $  (154,029)  $   389,011   $   395,061
  Capital gains distributions
   received.......................   1,199,659      538,360    1,287,166       927,075     1,304,741       615,381
  Realized gain (loss) on shares
   redeemed.......................    (299,062)     267,215     (150,646)      836,119      (303,981)      540,016
  Net change in unrealized gain
   (loss) on investments..........  (3,488,295)     159,518   (4,317,988)      (38,637)   (7,128,425)      516,621
                                   -----------  -----------  -----------   -----------   -----------   -----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   OPERATIONS.....................  (2,665,982)     875,406   (3,277,208)    1,570,528    (5,738,654)    2,067,079
                                   -----------  -----------  -----------   -----------   -----------   -----------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net
   payments.......................      18,694      134,867       64,627     1,532,062       209,939       644,052
  Annuity payments................           0            0            0             0             0             0
  Surrenders, withdrawals and
   death benefits.................    (316,883)    (646,449)    (790,049)   (2,231,848)   (2,040,746)   (1,607,098)
  Net transfers between other
   subaccounts or fixed rate
   option.........................    (558,285)    (236,987)    (708,736)   (3,362,552)   (1,706,437)     (682,675)
  Withdrawal and other
   charges........................     (10,648)     (11,563)     (14,360)      (23,639)      (53,673)      (52,345)
                                   -----------  -----------  -----------   -----------   -----------   -----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   CONTRACT OWNER
   TRANSACTIONS...................    (867,122)    (760,132)  (1,448,518)   (4,085,977)   (3,590,917)   (1,698,066)
                                   -----------  -----------  -----------   -----------   -----------   -----------

TOTAL INCREASE
   (DECREASE) IN NET
   ASSETS.........................  (3,533,104)     115,274   (4,725,726)   (2,515,449)   (9,329,571)      369,013

NET ASSETS
  Beginning of period.............   6,642,509    6,527,235    9,816,377    12,331,826    28,208,840    27,839,827
                                   -----------  -----------  -----------   -----------   -----------   -----------
  End of period................... $ 3,109,405  $ 6,642,509  $ 5,090,651   $ 9,816,377   $18,879,269   $28,208,840
                                   ===========  ===========  ===========   ===========   ===========   ===========

  Beginning units.................   5,266,194    5,976,851    5,535,631     7,525,015    18,007,644    19,202,922
                                   -----------  -----------  -----------   -----------   -----------   -----------
  Units issued....................     255,979      448,828      368,278     1,013,374     1,036,373     1,657,254
  Units redeemed..................  (1,121,435)  (1,159,485)  (1,407,205)   (3,002,758)   (3,876,079)   (2,852,532)
                                   -----------  -----------  -----------   -----------   -----------   -----------
  Ending units....................   4,400,738    5,266,194    4,496,704     5,535,631    15,167,938    18,007,644
                                   ===========  ===========  ===========   ===========   ===========   ===========

  The accompanying notes are an integral part of these financial statements.

                                      A29

                                        SUBACCOUNTS (Continued)
-----------------------------------------------------------------------------------------------------------
                                                        Prudential SP Aggressive
Prudential SP Balanced Asset Prudential SP Growth Asset       Growth Asset       Prudential SP International
   Allocation Portfolio         Allocation Portfolio      Allocation Portfolio       Growth Portfolio
---------------------------  -------------------------  -----------------------  --------------------------
 01/01/2008     01/01/2007    01/01/2008    01/01/2007   01/01/2008  01/01/2007   01/01/2008    01/01/2007
     to             to            to            to           to          to           to            to
 12/31/2008     12/31/2007    12/31/2008    12/31/2007   12/31/2008  12/31/2007   12/31/2008    12/31/2007
------------   -----------   ------------  -----------  -----------  ----------   -----------   ----------

$    474,537   $   388,613   $     (4,517) $  (138,472) $   (22,814) $  (42,250) $     4,699    $  (53,967)

   4,429,812     1,994,951      3,875,315    1,706,752      467,542     265,307      980,599       890,535

    (633,061)    1,400,755       (421,791)   1,788,003      (92,536)    166,527     (213,222)      275,897

 (24,212,928)    1,471,071    (20,670,280)     219,528   (2,666,820)     47,741   (3,985,570)      (90,517)
------------   -----------   ------------  -----------  -----------  ----------   -----------   ----------

 (19,941,640)    5,255,390    (17,221,273)   3,575,811   (2,314,628)    437,325   (3,213,494)    1,021,948
------------   -----------   ------------  -----------  -----------  ----------   -----------   ----------


     404,768       486,299        146,913      309,279       13,416     103,186       17,601       160,036
           0             0              0            0            0           0            0             0

  (3,373,911)   (4,852,053)    (1,501,022)  (2,605,816)    (667,965)   (221,914)    (354,765)     (420,917)

  (5,955,074)      710,036     (3,229,425)  (3,438,123)    (259,791)   (307,690)    (233,082)      161,385

    (134,833)     (137,288)      (100,423)    (104,343)     (13,208)    (15,409)      (8,164)       (8,813)
------------   -----------   ------------  -----------  -----------  ----------   -----------   ----------

  (9,059,050)   (3,793,006)    (4,683,957)  (5,839,003)    (927,548)   (441,827)    (578,410)     (108,309)
------------   -----------   ------------  -----------  -----------  ----------   -----------   ----------

 (29,000,690)    1,462,384    (21,905,230)  (2,263,192)  (3,242,176)     (4,502)  (3,791,904)      913,639

  72,092,655    70,630,271     48,720,859   50,984,051    5,933,767   5,938,269    6,707,555     5,793,916
------------   -----------   ------------  -----------  -----------  ----------   -----------   ----------
$ 43,091,965   $72,092,655   $ 26,815,629  $48,720,859  $ 2,691,591  $5,933,767  $ 2,915,651    $6,707,555
============   ===========   ============  ===========  ===========  ==========   ===========   ==========

  40,173,795    42,592,295     23,637,263   25,946,884    3,380,874   3,646,996    3,564,914     3,623,769
------------   -----------   ------------  -----------  -----------  ----------   -----------   ----------
     682,690     2,055,093        142,869    2,226,684       71,013      80,806      358,394       663,917
  (7,443,897)   (4,473,593)    (3,514,382)  (4,536,305)    (740,893)   (346,928)    (762,094)     (722,772)
------------   -----------   ------------  -----------  -----------  ----------   -----------   ----------
  33,412,588    40,173,795     20,265,750   23,637,263    2,710,994   3,380,874    3,161,214     3,564,914
============   ===========   ============  ===========  ===========  ==========   ===========   ==========

  The accompanying notes are an integral part of these financial statements.

                                      A30

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2008 and 2007

                                                                SUBACCOUNTS
                                   ----------------------------------------------------------------------------
                                   Prudential SP International Evergreen VA Diversified
                                        Value Portfolio        Capital Builder Fund     Evergreen VA Growth Fund
                                   --------------------------  -----------------------  -----------------------
                                    01/01/2008    01/01/2007   01/01/2008   01/01/2007  01/01/2008   01/01/2007
                                        to            to           to           to          to           to
                                    12/31/2008    12/31/2007   12/31/2008   12/31/2007  12/31/2008   12/31/2007
                                   -----------   -----------   ----------   ----------  ----------   ----------
OPERATIONS
  Net investment income
   (loss)......................... $    58,414   $     8,234      $ 0        $    405      $ 0        $    (81)
  Capital gains distributions
   received.......................     776,260     1,193,173        0               0        0             928
  Realized gain (loss) on shares
   redeemed.......................    (179,509)    1,017,319        0           1,407        0           2,180
  Net change in unrealized gain
   (loss) on investments..........  (3,372,540)   (1,136,947)      (1)         (1,290)      (2)         (2,111)
                                   -----------   -----------      ---        --------      ---        --------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   OPERATIONS.....................  (2,717,375)    1,081,779       (1)            522       (2)            916
                                   -----------   -----------      ---        --------      ---        --------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net
   payments.......................      15,555     1,011,777        0               0        0               0
  Annuity payments................           0             0        0               0        0               0
  Surrenders, withdrawals and
   death benefits.................    (335,028)   (1,459,379)       0               0        0               0
  Net transfers between other
   subaccounts or fixed rate
   option.........................    (120,329)   (2,001,819)       0         (16,095)       0         (13,315)
  Withdrawal and other
   charges........................      (7,444)      (14,400)       0               0        0              (6)
                                   -----------   -----------      ---        --------      ---        --------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   CONTRACT OWNER
   TRANSACTIONS...................    (447,246)   (2,463,821)       0         (16,095)       0         (13,321)
                                   -----------   -----------      ---        --------      ---        --------

TOTAL INCREASE
   (DECREASE) IN NET
   ASSETS.........................  (3,164,621)   (1,382,042)      (1)        (15,573)      (2)        (12,405)

NET ASSETS
  Beginning of period.............   6,326,541     7,708,583        3          15,576        5          12,410
                                   -----------   -----------      ---        --------      ---        --------
  End of period................... $ 3,161,920   $ 6,326,541      $ 2        $      3      $ 3        $      5
                                   ===========   ===========      ===        ========      ===        ========

  Beginning units.................   3,193,945     4,331,926        2          11,888        3           7,210
                                   -----------   -----------      ---        --------      ---        --------
  Units issued....................     169,838       885,079        1               0        0               0
  Units redeemed..................    (461,355)   (2,023,060)       0         (11,886)       0          (7,207)
                                   -----------   -----------      ---        --------      ---        --------
  Ending units....................   2,902,428     3,193,945        3               2        3               3
                                   ===========   ===========      ===        ========      ===        ========

  The accompanying notes are an integral part of these financial statements.

                                      A31

                                SUBACCOUNTS (Continued)
------------------------------------------------------------------------------------------------
                        Evergreen VA Special  Evergreen VA International Evergreen VA Fundamental
Evergreen VA Omega Fund      Values Fund           Equity Fund              Large Cap Fund
----------------------  --------------------  -------------------------  -----------------------
01/01/2008  01/01/2007  01/01/2008 01/01/2007 01/01/2008    01/01/2007   01/01/2008   01/01/2007
    to          to          to         to         to            to           to           to
12/31/2008  12/31/2007  12/31/2008 12/31/2007 12/31/2008    12/31/2007   12/31/2008   12/31/2007
----------  ----------  ---------- ---------- ----------    ----------   ----------   ----------

$  (5,965)   $ (4,657)   $   (339) $    (951) $  (4,269)    $   1,313    $    (994)    $ (2,751)

        0           0           0     16,999      7,231        24,331            0       34,127

    4,046       4,081      (9,863)    11,734        211        54,925       (3,460)      16,584

 (107,639)     37,105      (9,599)   (39,155)  (136,902)      (41,532)    (128,872)     (20,427)
---------    --------    --------  ---------  ---------     ---------    ---------     --------

 (109,558)     36,529     (19,801)   (11,373)  (133,729)       39,037     (133,326)      27,533
---------    --------    --------  ---------  ---------     ---------    ---------     --------

        0         (28)          0          0         25           (52)         534          (25)
        0           0           0          0          0             0            0            0

   (1,706)     (1,650)    (25,271)   (73,377)   (30,025)      (74,456)      (7,591)      (6,351)

  (11,919)     (4,205)    (12,858)   (71,937)    28,740      (118,120)     (23,339)     (60,906)

       (8)        (11)        (12)       (81)       (29)          (31)         (27)         (41)
---------    --------    --------  ---------  ---------     ---------    ---------     --------

  (13,633)     (5,894)    (38,141)  (145,395)    (1,289)     (192,659)     (30,423)     (67,323)
---------    --------    --------  ---------  ---------     ---------    ---------     --------

 (123,191)     30,635     (57,942)  (156,768)  (135,018)     (153,622)    (163,749)     (39,790)

  393,761     363,126      89,163    245,931    315,120       468,742      399,437      439,227
---------    --------    --------  ---------  ---------     ---------    ---------     --------
$ 270,570    $393,761    $ 31,221  $  89,163  $ 180,102     $ 315,120    $ 235,688     $399,437
=========    ========    ========  =========  =========     =========    =========     ========

  239,734     243,247      50,652    127,352     16,485        27,713       28,333       33,163
---------    --------    --------  ---------  ---------     ---------    ---------     --------
    4,956       2,690           0      2,905      2,035             1           50           12
  (14,464)     (6,203)    (24,480)   (79,605)    (2,122)      (11,229)      (3,058)      (4,842)
---------    --------    --------  ---------  ---------     ---------    ---------     --------
  230,226     239,734      26,172     50,652     16,398        16,485       25,325       28,333
=========    ========    ========  =========  =========     =========    =========     ========

  The accompanying notes are an integral part of these financial statements.

                                      A32

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2008 and 2007

                                                               SUBACCOUNTS
                                   ----------------------------------------------------------------------------------
                                   AST AllianceBernstein Growth AST American Century Income AST Schroders Multi-Asset
                                    & Income Portfolio           & Growth Portfolio         World Strategies Portfolio
                                   ---------------------------  --------------------------  -------------------------
                                   01/01/2008     01/01/2007    01/01/2008    01/01/2007     01/01/2008   01/01/2007
                                       to             to            to            to             to           to
                                   12/31/2008     12/31/2007    12/31/2008    12/31/2007     12/31/2008   12/31/2007
                                   ----------     ----------    ----------    ----------    -----------   ----------
OPERATIONS
  Net investment income
   (loss)......................... $     631       $ (1,724)    $   4,087      $  6,791     $     5,114   $    9,425
  Capital gains distributions
   received.......................    59,854         17,034             0             0         247,368       39,238
  Realized gain (loss) on shares
   redeemed.......................   (14,907)         6,032       (35,686)        4,665        (751,141)       2,617
  Net change in unrealized gain
   (loss) on investments..........  (332,716)        (9,438)     (290,580)      (65,562)       (396,288)     (36,173)
                                   ---------       --------     ---------      --------     -----------   ----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   OPERATIONS.....................  (287,138)        11,904      (322,179)      (54,106)       (894,947)      15,107
                                   ---------       --------     ---------      --------     -----------   ----------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net
   payments.......................    99,129        194,818       200,662       113,080       3,220,833    1,004,166
  Annuity payments................         0              0             0             0               0            0
  Surrenders, withdrawals and
   death benefits.................   (24,099)       (19,386)     (125,663)      (28,801)        (68,887)      (5,004)
  Net transfers between other
   subaccounts or fixed rate
   option.........................   106,896         57,111       (54,289)      513,645      (1,385,107)      57,385
  Withdrawal and other
   charges........................      (713)          (279)       (1,175)       (1,130)         (1,677)         (49)
                                   ---------       --------     ---------      --------     -----------   ----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   CONTRACT OWNER
   TRANSACTIONS...................   181,213        232,264        19,535       596,794       1,765,162    1,056,498
                                   ---------       --------     ---------      --------     -----------   ----------

TOTAL INCREASE
   (DECREASE) IN NET
   ASSETS.........................  (105,925)       244,168      (302,644)      542,688         870,215    1,071,605

NET ASSETS
  Beginning of period.............   582,914        338,746       907,918       365,230       1,203,689      132,084
                                   ---------       --------     ---------      --------     -----------   ----------
  End of period................... $ 476,989       $582,914     $ 605,274      $907,918     $ 2,073,904   $1,203,689
                                   =========       ========     =========      ========     ===========   ==========

  Beginning units.................    49,463         29,289        79,086        31,831         102,517       11,885
                                   ---------       --------     ---------      --------     -----------   ----------
  Units issued....................    25,996         25,105        27,039        51,615         531,335      145,295
  Units redeemed..................    (5,635)        (4,931)      (23,781)       (4,360)       (372,049)     (54,663)
                                   ---------       --------     ---------      --------     -----------   ----------
  Ending units....................    69,824         49,463        82,344        79,086         261,803      102,517
                                   =========       ========     =========      ========     ===========   ==========

  The accompanying notes are an integral part of these financial statements.

                                      A33

                                 SUBACCOUNTS (Continued)
----------------------------------------------------------------------------------------------
 AST Cohen & Steers       AST UBS Dynamic       AST DeAm Large-Cap   AST Neuberger Berman
  Realty Portfolio        Alpha Portfolio         Value Portfolio    Small-Cap Growth Portfolio
--------------------  -----------------------  --------------------  -------------------------
01/01/2008 01/01/2007  01/01/2008  01/01/2007  01/01/2008 01/01/2007 01/01/2008    01/01/2007
    to         to          to          to          to         to         to            to
12/31/2008 12/31/2007  12/31/2008  12/31/2007  12/31/2008 12/31/2007 12/31/2008    12/31/2007
---------- ---------- -----------  ----------  ---------- ---------- ----------    ----------

$  26,107  $  26,777  $  (130,022) $    4,578  $   6,599   $ (2,336) $  (4,108)     $ (2,039)

  448,109    211,614      345,151           0    111,145     54,987          0             0

 (306,955)     9,802   (1,698,822)     (2,563)   (33,017)     7,409    (14,826)        1,223

 (488,580)  (508,334)  (1,446,104)    (53,837)  (413,116)   (70,760)  (113,910)       18,289
---------  ---------  -----------  ----------  ---------   --------  ---------      --------

 (321,319)  (260,141)  (2,929,797)    (51,822)  (328,389)   (10,700)  (132,844)       17,473
---------  ---------  -----------  ----------  ---------   --------  ---------      --------


   29,404    332,912   13,369,948   1,677,506    160,903    203,769    161,037        83,690
        0          0            0           0          0          0          0             0

  (17,837)   (18,667)    (260,131)     (1,057)   (22,788)   (11,949)   (28,757)       (1,569)

 (145,233)    65,976     (256,219)    906,439     50,260    (32,503)    (7,745)       12,230

     (789)      (957)      (9,004)        (72)      (919)      (613)      (142)         (103)
---------  ---------  -----------  ----------  ---------   --------  ---------      --------

 (134,455)   379,264   12,844,594   2,582,816    187,456    158,704    124,393        94,248
---------  ---------  -----------  ----------  ---------   --------  ---------      --------

 (455,774)   119,123    9,914,797   2,530,994   (140,933)   148,004     (8,451)      111,721

  950,935    831,812    2,568,662      37,668    749,008    601,004    197,011        85,290
---------  ---------  -----------  ----------  ---------   --------  ---------      --------
$ 495,161  $ 950,935  $12,483,459  $2,568,662  $ 608,075   $749,008  $ 188,560      $197,011
=========  =========  ===========  ==========  =========   ========  =========      ========

   84,526     52,663      226,933       3,234     64,864     52,041     16,611         8,108
---------  ---------  -----------  ----------  ---------   --------  ---------      --------
   19,400     54,171    2,747,175     271,425     31,976     29,073     19,881        10,738
  (34,024)   (22,308)  (1,570,293)    (47,726)   (10,940)   (16,250)    (7,582)       (2,235)
---------  ---------  -----------  ----------  ---------   --------  ---------      --------
   69,902     84,526    1,403,815     226,933     85,900     64,864     28,910        16,611
=========  =========  ===========  ==========  =========   ========  =========      ========


  The accompanying notes are an integral part of these financial statements.

                                      A34

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2008 and 2007

                                                                SUBACCOUNTS
                                   -----------------------------------------------------------------------
                                     AST DeAm Small-Cap                             AST Federated Aggressive
                                       Value Portfolio     AST High Yield Portfolio   Growth Portfolio
                                   ----------------------  ----------------------   -----------------------
                                    01/01/2008  01/01/2007 01/01/2008   01/01/2007  01/01/2008   01/01/2007
                                        to          to         to           to          to           to
                                   07/18/2008** 12/31/2007 12/31/2008   12/31/2007  12/31/2008   12/31/2007
                                   ------------ ---------- ----------   ----------  ----------   ----------
OPERATIONS
  Net investment income
   (loss).........................  $   6,263   $     (69) $  110,177   $  137,406  $ (10,307)    $(12,017)
  Capital gains distributions
   received.......................          0      64,312           0            0    135,552       77,973
  Realized gain (loss) on shares
   redeemed.......................   (157,593)      2,642     (60,866)       2,498    (30,580)      16,114
  Net change in unrealized gain
   (loss) on investments..........    113,006    (128,499)   (494,803)    (133,757)  (466,857)     (22,614)
                                    ---------   ---------  ----------   ----------  ---------     --------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   OPERATIONS.....................    (38,324)    (61,614)   (445,492)       6,147   (372,192)      59,456
                                    ---------   ---------  ----------   ----------  ---------     --------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net
   payments.......................     61,494     206,280     142,154      345,054     55,138      151,282
  Annuity payments................          0           0           0            0          0            0
  Surrenders, withdrawals and
   death benefits.................    (14,806)     (3,853)    (61,441)     (34,783)   (25,437)     (20,276)
  Net transfers between other
   subaccounts or fixed rate
   option.........................   (428,594)     63,953      31,110       22,045    (16,211)     (14,081)
  Withdrawal and other
   charges........................       (143)       (285)     (2,543)      (2,843)    (1,227)      (1,320)
                                    ---------   ---------  ----------   ----------  ---------     --------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   CONTRACT OWNER
   TRANSACTIONS...................   (382,049)    266,095     109,280      329,473     12,263      115,605
                                    ---------   ---------  ----------   ----------  ---------     --------

TOTAL INCREASE
   (DECREASE) IN NET
   ASSETS.........................   (420,373)    204,481    (336,212)     335,620   (359,929)     175,061

NET ASSETS
  Beginning of period.............    420,373     215,892   1,579,011    1,243,391    824,677      649,616
                                    ---------   ---------  ----------   ----------  ---------     --------
  End of period...................  $       0   $ 420,373  $1,242,799   $1,579,011  $ 464,748     $824,677
                                    =========   =========  ==========   ==========  =========     ========

  Beginning units.................     47,159      18,894     147,027      116,443     66,871       55,984
                                    ---------   ---------  ----------   ----------  ---------     --------
  Units issued....................      8,968      30,909      47,379       51,651     15,813       20,425
  Units redeemed..................    (56,127)     (2,644)    (36,380)     (21,067)   (13,738)      (9,538)
                                    ---------   ---------  ----------   ----------  ---------     --------
  Ending units....................          0      47,159     158,026      147,027     68,946       66,871
                                    =========   =========  ==========   ==========  =========     ========

** Date subaccount was no longer available for investment.

  The accompanying notes are an integral part of these financial statements.

                                      A35

                                 SUBACCOUNTS (Continued)
---------------------------------------------------------------------------------------------------------------
                                                             AST Goldman Sachs            AST Goldman Sachs
AST Mid-Cap Value Portfolio AST Small-Cap Value Portfolio Concentrated Growth Portfolio Mid-Cap Growth Portfolio
--------------------------  ----------------------------  ----------------------------  -----------------------
01/01/2008    01/01/2007    01/01/2008     01/01/2007     01/01/2008     01/01/2007     01/01/2008   01/01/2007
    to            to            to             to             to             to             to           to
12/31/2008    12/31/2007    12/31/2008     12/31/2007     12/31/2008     12/31/2007     12/31/2008   12/31/2007
----------    ----------    ----------     ----------     ----------     ----------     ----------   ----------

$  (2,602)     $ (5,893)    $  (4,554)     $  (2,987)     $  (16,021)    $  (13,851)    $ (12,943)    $(11,767)

   25,359        14,955       109,637         87,369               0              0       158,972            0

  (45,132)        3,779       (92,944)         4,511         (32,044)         9,638       (35,976)      22,488

 (253,232)      (17,837)     (404,695)      (154,523)       (511,413)        68,599      (517,959)      93,210
---------      --------     ---------      ---------       ----------     ----------    ---------     --------

 (275,607)       (4,996)     (392,556)       (65,630)       (559,478)        64,386      (407,906)     103,931
---------      --------     ---------      ---------       ----------     ----------    ---------     --------

   66,364       172,238       221,528        326,755         182,387        330,317       165,146      341,259
        0             0             0              0               0              0             0            0

  (70,168)      (16,368)      (72,819)       (18,508)        (66,516)       (11,448)      (49,723)     (17,842)

  138,287        82,566       464,629         72,774         (60,974)       490,351       (32,422)     (57,445)

   (1,053)         (937)       (1,054)          (496)         (1,236)        (1,113)       (1,254)      (1,432)
---------      --------     ---------      ---------       ----------     ----------    ---------     --------

  133,430       237,499       612,284        380,525          53,661        808,107        81,747      264,540
---------      --------     ---------      ---------       ----------     ----------    ---------     --------

 (142,177)      232,503       219,728        314,895        (505,817)       872,493      (326,159)     368,471

  565,514       333,011       757,668        442,773       1,339,269        466,776       964,525      596,054
---------      --------     ---------      ---------       ----------     ----------    ---------     --------
$ 423,337      $565,514     $ 977,396      $ 757,668      $  833,452     $1,339,269     $ 638,366     $964,525
=========      ========     =========      =========       ==========     ==========    =========     ========

   50,600        29,798        73,351         39,154         108,342         42,789        78,299       54,801
---------      --------     ---------      ---------       ----------     ----------    ---------     --------
   32,212        26,064        99,052         51,191          33,612         76,504        44,668       38,747
  (19,972)       (5,262)      (35,003)       (16,994)        (25,707)       (10,951)      (32,208)     (15,249)
---------      --------     ---------      ---------       ----------     ----------    ---------     --------
   62,840        50,600       137,400         73,351         116,247        108,342        90,759       78,299
=========      ========     =========      =========       ==========     ==========    =========     ========

  The accompanying notes are an integral part of these financial statements.

                                      A36

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2008 and 2007

                                                                  SUBACCOUNTS
                                   ------------------------------------------------------------------------
                                        AST Large-Cap           AST Lord Abbett        AST Marsico Capital
                                       Value Portfolio      Bond-Debenture Portfolio     Growth Portfolio
                                   -----------------------  ----------------------   -----------------------
                                    01/01/2008  01/01/2007  01/01/2008   01/01/2007   01/01/2008  01/01/2007
                                        to          to          to           to           to          to
                                    12/31/2008  12/31/2007  12/31/2008   12/31/2007   12/31/2008  12/31/2007
                                   -----------  ----------  ----------   ----------  -----------  ----------
OPERATIONS
  Net investment income
   (loss)......................... $    26,220  $   (3,372) $  120,017   $   86,387  $   (26,973) $  (23,681)
  Capital gains distributions
   received.......................     334,366      46,956      64,121        7,466      137,251           0
  Realized gain (loss) on shares
   redeemed.......................    (407,853)     25,030    (105,452)       6,106      (61,793)     19,919
  Net change in unrealized gain
   (loss) on investments..........  (2,811,908)   (160,859)   (642,545)     (45,980)  (1,635,347)    215,492
                                   -----------  ----------  ----------   ----------  -----------  ----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   OPERATIONS.....................  (2,859,175)    (92,245)   (563,859)      53,979   (1,586,862)    211,730
                                   -----------  ----------  ----------   ----------  -----------  ----------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net
   payments.......................     507,156     803,863      77,076      107,057      428,949     484,672
  Annuity payments................           0           0           0            0            0           0
  Surrenders, withdrawals and
   death benefits.................    (215,189)    (50,191)    (80,692)     (48,357)    (103,807)    (27,018)
  Net transfers between other
   subaccounts or fixed rate
   option.........................   4,812,434     (39,686)    316,986      733,644    1,529,225      39,728
  Withdrawal and other
   charges........................      (7,666)     (2,439)     (3,132)      (2,195)      (4,195)     (2,401)
                                   -----------  ----------  ----------   ----------  -----------  ----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   CONTRACT OWNER
   TRANSACTIONS...................   5,096,735     711,547     310,238      790,149    1,850,172     494,981
                                   -----------  ----------  ----------   ----------  -----------  ----------

TOTAL INCREASE
   (DECREASE) IN NET
   ASSETS.........................   2,237,560     619,302    (253,621)     844,128      263,310     706,711

NET ASSETS
  Beginning of period.............   1,670,082   1,050,780   1,839,331      995,203    2,073,972   1,367,261
                                   -----------  ----------  ----------   ----------  -----------  ----------
  End of period................... $ 3,907,642  $1,670,082  $1,585,710   $1,839,331  $ 2,337,282  $2,073,972
                                   ===========  ==========  ==========   ==========  ===========  ==========

  Beginning units.................     152,773      89,186     164,109       92,704      167,731     122,693
                                   -----------  ----------  ----------   ----------  -----------  ----------
  Units issued....................     578,718      86,164      76,310       86,894      209,830      61,300
  Units redeemed..................    (137,071)    (22,577)    (53,021)     (15,489)     (39,716)    (16,262)
                                   -----------  ----------  ----------   ----------  -----------  ----------
  Ending units....................     594,420     152,773     187,398      164,109      337,845     167,731
                                   ===========  ==========  ==========   ==========  ===========  ==========

  The accompanying notes are an integral part of these financial statements.

                                      A37

                                   SUBACCOUNTS (Continued)
--------------------------------------------------------------------------------------------------
                          AST Neuberger Berman    AST Neuberger Berman/LSV AST PIMCO Limited Maturity
AST MFS Growth Portfolio Mid-Cap Growth Portfolio Mid-Cap Value Portfolio      Bond Portfolio
-----------------------  ----------------------   ----------------------   -------------------------
01/01/2008   01/01/2007  01/01/2008   01/01/2007  01/01/2008   01/01/2007  01/01/2008    01/01/2007
    to           to          to           to          to           to          to            to
12/31/2008   12/31/2007  12/31/2008   12/31/2007  12/31/2008   12/31/2007  12/31/2008    12/31/2007
----------   ----------  ----------   ----------  ----------   ----------  ----------    ----------

$  (6,064)   $  (3,327)  $  (17,875)  $  (16,910) $    1,567   $  (10,826) $   93,873    $   53,991

        0            0            0            0      91,919      208,733           0             0

     (472)       5,745       (2,626)      61,968    (100,229)      15,204       3,105         4,921

 (213,884)      24,983     (600,642)     136,847    (667,402)    (208,434)   (131,832)       17,078
---------    ---------   ----------   ----------  ----------   ----------   ----------   ----------

 (220,420)      27,401     (621,143)     181,905    (674,145)       4,677     (34,854)       75,990
---------    ---------   ----------   ----------  ----------   ----------   ----------   ----------


   70,610       71,873      339,512      241,445     194,090      496,240     125,789       185,284
        0            0            0            0           0            0           0             0

   (7,767)      (7,441)    (127,239)     (33,646)    (82,250)     (47,557)    (51,815)      (43,694)

  379,437     (179,799)      65,695      184,338       9,666      (82,312)  1,264,570       254,092

   (1,295)        (651)        (974)        (643)     (1,281)      (1,535)     (5,070)       (2,959)
---------    ---------   ----------   ----------  ----------   ----------   ----------   ----------

  440,985     (116,018)     276,994      391,494     120,225      364,836   1,333,474       392,723
---------    ---------   ----------   ----------  ----------   ----------   ----------   ----------

  220,565      (88,617)    (344,149)     573,399    (553,920)     369,513   1,298,620       468,713

  227,992      316,609    1,180,305      606,906   1,453,784    1,084,271   1,593,695     1,124,982
---------    ---------   ----------   ----------  ----------   ----------   ----------   ----------
$ 448,557    $ 227,992   $  836,156   $1,180,305  $  899,864   $1,453,784  $2,892,315    $1,593,695
=========    =========   ==========   ==========  ==========   ==========   ==========   ==========

   18,110       29,089       83,959       50,980     129,143       94,048     147,781       109,608
---------    ---------   ----------   ----------  ----------   ----------   ----------   ----------
   40,455        6,892       51,416       56,860      43,472       68,829     207,260        53,378
   (1,289)     (17,871)     (26,686)     (23,881)    (29,313)     (33,734)    (84,917)      (15,205)
---------    ---------   ----------   ----------  ----------   ----------   ----------   ----------
   57,276       18,110      108,689       83,959     143,302      129,143     270,124       147,781
=========    =========   ==========   ==========  ==========   ==========   ==========   ==========

  The accompanying notes are an integral part of these financial statements.

                                      A38

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2008 and 2007

                                                               SUBACCOUNTS
                                   --------------------------------------------------------------------------
                                   AST AllianceBernstein Core                         AST T. Rowe Price Natural
                                      Value Portfolio         AST QMA US Equity Alpha   Resources Portfolio
                                   -------------------------  ----------------------  -----------------------
                                   01/01/2008    01/01/2007   01/01/2008  01/01/2007   01/01/2008   01/01/2007
                                       to            to           to          to           to           to
                                   12/31/2008    12/31/2007   12/31/2008  12/31/2007   12/31/2008   12/31/2007
                                   ----------    ----------   ----------  ----------  -----------   ----------
OPERATIONS
  Net investment income
   (loss)......................... $  12,019     $   5,664    $   5,539    $  1,983   $   (52,451)  $  (36,505)
  Capital gains distributions
   received.......................    82,553        45,023            0           0       508,488      273,552
  Realized gain (loss) on shares
   redeemed.......................   (77,157)        2,604      (41,014)      2,876      (510,521)      89,788
  Net change in unrealized gain
   (loss) on investments..........  (400,108)     (137,101)    (412,174)    (12,731)   (3,307,435)     887,573
                                   ---------     ---------    ---------    --------   -----------   ----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   OPERATIONS.....................  (382,693)      (83,810)    (447,649)     (7,872)   (3,361,919)   1,214,408
                                   ---------     ---------    ---------    --------   -----------   ----------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net
   payments.......................    77,760       340,101      257,409     570,910       708,976    1,122,403
  Annuity payments................         0             0            0           0             0            0
  Surrenders, withdrawals and
   death benefits.................   (40,902)       (6,951)     (25,119)     (9,019)     (443,922)    (101,367)
  Net transfers between other
   subaccounts or fixed rate
   option.........................   (64,612)      466,909      (62,845)    106,176       124,390      402,369
  Withdrawal and other
   charges........................      (231)         (155)        (869)       (785)       (8,364)      (6,204)
                                   ---------     ---------    ---------    --------   -----------   ----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   CONTRACT OWNER
   TRANSACTIONS...................   (27,985)      799,904      168,576     667,282       381,080    1,417,201
                                   ---------     ---------    ---------    --------   -----------   ----------

TOTAL INCREASE
   (DECREASE) IN NET
   ASSETS.........................  (410,678)      716,094     (279,073)    659,410    (2,980,839)   2,631,609

NET ASSETS
  Beginning of period.............   911,332       195,238      931,004     271,594     5,662,236    3,030,627
                                   ---------     ---------    ---------    --------   -----------   ----------
  End of period................... $ 500,654     $ 911,332    $ 651,931    $931,004   $ 2,681,397   $5,662,236
                                   =========     =========    =========    ========   ===========   ==========

  Beginning units.................    81,475        16,452       85,392      24,758       329,697      235,264
                                   ---------     ---------    ---------    --------   -----------   ----------
  Units issued....................    15,357        73,391       29,411      65,357       210,691      151,462
  Units redeemed..................   (18,439)       (8,368)     (15,018)     (4,723)     (207,629)     (57,029)
                                   ---------     ---------    ---------    --------   -----------   ----------
  Ending units....................    78,393        81,475       99,785      85,392       332,759      329,697
                                   =========     =========    =========    ========   ===========   ==========

  The accompanying notes are an integral part of these financial statements.

                                      A39

                                   SUBACCOUNTS (Continued)
-------------------------------------------------------------------------------------------------
AST T. Rowe Price Asset  AST MFS Global Equity AST JPMorgan International AST T. Rowe Price Global
  Allocation Portfolio         Portfolio          Equity Portfolio            Bond Portfolio
-----------------------  --------------------  -------------------------  -----------------------
 01/01/2008  01/01/2007  01/01/2008 01/01/2007 01/01/2008    01/01/2007   01/01/2008   01/01/2007
     to          to          to         to         to            to           to           to
 12/31/2008  12/31/2007  12/31/2008 12/31/2007 12/31/2008    12/31/2007   12/31/2008   12/31/2007
-----------  ----------  ---------- ---------- ----------    ----------   ----------   ----------

$    (1,627) $    7,685  $  (2,203)  $  5,560  $   12,018    $    1,923   $   43,413    $ 10,998

    419,979     146,945    125,782     70,057           0             0       41,344           0

 (2,606,913)      2,272   (146,680)     6,124     (99,356)       29,497      (26,521)      4,944

 (1,675,406)   (160,810)  (232,409)   (48,861)   (574,981)       35,583     (162,171)     52,135
-----------  ----------  ---------   --------   ----------   ----------   ----------    --------

 (3,863,967)     (3,908)  (255,510)    32,880    (662,319)       67,003     (103,935)     68,077
-----------  ----------  ---------   --------   ----------   ----------   ----------    --------

 14,933,816   6,540,341    103,656    158,754     321,700       377,020      395,957      67,942
          0           0          0          0           0             0            0           0

   (175,462)    (13,088)   (16,864)   (20,692)    (23,745)      (14,313)     (56,429)    (25,580)

 (6,209,006)     64,291   (109,356)   106,312     (71,821)        7,168      436,402     306,681

     (7,521)       (435)      (446)      (325)     (1,016)         (929)      (1,460)       (615)
-----------  ----------  ---------   --------   ----------   ----------   ----------    --------

  8,541,827   6,591,109    (23,010)   244,049     225,118       368,946      774,470     348,428
-----------  ----------  ---------   --------   ----------   ----------   ----------    --------

  4,677,860   6,587,201   (278,520)   276,929    (437,201)      435,949      670,535     416,505

  7,243,585     656,384    652,963    376,034   1,283,891       847,942      996,275     579,770
-----------  ----------  ---------   --------   ----------   ----------   ----------    --------
$11,921,445  $7,243,585  $ 374,443   $652,963  $  846,690    $1,283,891   $1,666,810    $996,275
===========  ==========  =========   ========   ==========   ==========   ==========    ========

    621,207      58,084     50,526     30,867     101,346        68,777       91,944      57,523
-----------  ----------  ---------   --------   ----------   ----------   ----------    --------
  2,541,889     596,504     23,946     22,372      49,254        52,729      134,541      44,626
 (1,726,280)    (33,381)   (28,751)    (2,713)    (31,157)      (20,160)     (66,525)    (10,205)
-----------  ----------  ---------   --------   ----------   ----------   ----------    --------
  1,436,816     621,207     45,721     50,526     119,443       101,346      159,960      91,944
===========  ==========  =========   ========   ==========   ==========   ==========    ========

  The accompanying notes are an integral part of these financial statements.

                                      A40

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2008 and 2007

                                                                     SUBACCOUNTS
                                   --------------------------------------------------------------------------------
                                     AST Aggressive Asset    AST Capital Growth Asset  AST Academic Strategies Asset
                                     Allocation Portfolio      Allocation Portfolio       Allocation Portfolio
                                   -----------------------  -------------------------  ----------------------------
                                    01/01/2008  01/01/2007   01/01/2008    01/01/2007   01/01/2008     01/01/2007
                                        to          to           to            to           to             to
                                    12/31/2008  12/31/2007   12/31/2008    12/31/2007   12/31/2008     12/31/2007
                                   -----------  ----------  ------------  -----------  ------------   ------------
OPERATIONS
  Net investment income
   (loss)......................... $   (24,568) $  (46,489) $   (865,365) $(1,199,808) $ (1,011,458)  $ (1,499,633)
  Capital gains distributions
   received.......................     340,085      20,419     4,886,617      229,873     5,246,198        322,068
  Realized gain (loss) on shares
   redeemed.......................    (112,673)     59,014    (5,858,048)     844,186    (9,875,449)       957,569
  Net change in unrealized gain
   (loss) on investments..........  (1,770,366)    206,431   (32,494,817)   4,353,244   (38,423,760)     5,828,984
                                   -----------  ----------  ------------  -----------  ------------   ------------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   OPERATIONS.....................  (1,567,522)    239,375   (34,331,613)   4,227,495   (44,064,469)     5,608,988
                                   -----------  ----------  ------------  -----------  ------------   ------------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net
   payments.......................     384,187     960,187    24,104,312   36,272,377    41,052,454     51,025,457
  Annuity payments................           0           0             0            0             0              0
  Surrenders, withdrawals and
   death benefits.................    (306,729)   (144,645)   (2,114,898)  (1,633,424)   (3,373,297)    (2,727,855)
  Net transfers between other
   subaccounts or fixed rate
   option.........................    (336,436)    518,498   (14,615,223)   3,198,989   (29,034,587)     1,350,288
  Withdrawal and other
   charges........................      (1,914)     (2,035)      (34,832)     (18,215)      (47,622)       (17,309)
                                   -----------  ----------  ------------  -----------  ------------   ------------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   CONTRACT OWNER
   TRANSACTIONS...................    (260,892)  1,332,005     7,339,359   37,819,727     8,596,948     49,630,581
                                   -----------  ----------  ------------  -----------  ------------   ------------

TOTAL INCREASE
   (DECREASE) IN NET
   ASSETS.........................  (1,828,414)  1,571,380   (26,992,254)  42,047,222   (35,467,521)    55,239,569
                                   -----------  ----------  ------------  -----------  ------------   ------------

NET ASSETS
  Beginning of period.............   3,816,186   2,244,806    84,864,060   42,816,838   116,304,013     61,064,444
                                   -----------  ----------  ------------  -----------  ------------   ------------
  End of period................... $ 1,987,772  $3,816,186  $ 57,871,806  $84,864,060  $ 80,836,492   $116,304,013
                                   ===========  ==========  ============  ===========  ============   ============

  Beginning units.................     321,095     201,158     7,140,808    3,861,233     9,980,417      5,592,980
                                   -----------  ----------  ------------  -----------  ------------   ------------
  Units issued....................      56,232     149,015     4,151,602    4,451,262     7,310,315      5,627,877
  Units redeemed..................     (81,213)    (29,078)   (3,636,031)  (1,171,687)   (6,879,393)    (1,240,440)
                                   -----------  ----------  ------------  -----------  ------------   ------------
  Ending units....................     296,114     321,095     7,656,379    7,140,808    10,411,339      9,980,417
                                   ===========  ==========  ============  ===========  ============   ============

  The accompanying notes are an integral part of these financial statements.

                                      A41

                                        SUBACCOUNTS (Continued)
----------------------------------------------------------------------------------------------------------
    AST Balanced Asset      AST Preservation Asset  AST First Trust Balanced   AST First Trust Capital
   Allocation Portfolio      Allocation Portfolio       Target Portfolio      Appreciation Target Portfolio
-------------------------  -----------------------  ------------------------  ----------------------------
 01/01/2008    01/01/2007   01/01/2008  01/01/2007   01/01/2008   01/01/2007   01/01/2008
     to            to           to          to           to           to           to        01/01/2007 to
 12/31/2008    12/31/2007   12/31/2008  12/31/2007   12/31/2008   12/31/2007   12/31/2008     12/31/2007
------------  -----------  -----------  ----------  -----------  -----------   -----------   -------------

$   (545,519) $  (573,867) $  (172,935) $ (110,285) $     1,811  $  (106,793) $   (96,298)    $  (115,811)

   2,143,376      122,493      468,339           0      223,623        3,313      146,379           6,945

  (6,074,964)     335,743   (1,218,283)     96,760   (2,439,460)      64,301   (2,166,412)        236,878

 (17,442,397)   2,129,591   (2,842,036)    439,663   (3,837,084)     361,832   (4,227,032)        372,319
------------  -----------  -----------  ----------  -----------  -----------   -----------    -----------

 (21,919,504)   2,013,960   (3,764,915)    426,138   (6,051,110)     322,653   (6,343,363)        500,331
------------  -----------  -----------  ----------  -----------  -----------   -----------    -----------


  27,356,298   17,772,284   13,202,889   4,729,837   11,529,135    6,708,133    8,008,777       6,393,675
           0            0            0           0            0            0            0               0

  (3,437,937)  (1,263,242)  (1,336,484)   (233,127)    (216,878)     (77,927)    (206,040)        (67,639)

  (7,371,249)  17,936,268    3,320,163     450,776   (4,758,368)     612,096   (4,629,585)        757,301

     (85,662)      (4,414)     (10,442)       (855)     (10,490)        (986)      (5,363)           (708)
------------  -----------  -----------  ----------  -----------  -----------   -----------    -----------

  16,461,450   34,440,896   15,176,126   4,946,631    6,543,399    7,241,316    3,167,789       7,082,629
------------  -----------  -----------  ----------  -----------  -----------   -----------    -----------

  (5,458,054)  36,454,856   11,411,211   5,372,769      492,289    7,563,969   (3,175,574)      7,582,960
------------  -----------  -----------  ----------  -----------  -----------   -----------    -----------

  58,098,557   21,643,701    9,942,114   4,569,345   11,118,824    3,554,855   11,129,932       3,546,972
------------  -----------  -----------  ----------  -----------  -----------   -----------    -----------
$ 52,640,503  $58,098,557  $21,353,325  $9,942,114  $11,611,113  $11,118,824  $ 7,954,358     $11,129,932
============  ===========  ===========  ==========  ===========  ===========   ===========    ===========

   5,008,656    1,998,139      881,629     430,815      993,231      337,354      978,578         339,596
------------  -----------  -----------  ----------  -----------  -----------   -----------    -----------
   5,752,547    3,590,860    2,710,662     722,479    2,302,210      756,497    1,388,411         832,172
  (4,237,979)    (580,343)  (1,189,752)   (271,665)  (1,684,189)    (100,620)  (1,162,333)       (193,190)
------------  -----------  -----------  ----------  -----------  -----------   -----------    -----------
   6,523,224    5,008,656    2,402,539     881,629    1,611,252      993,231    1,204,656         978,578
============  ===========  ===========  ==========  ===========  ===========   ===========    ===========

  The accompanying notes are an integral part of these financial statements.

                                      A42

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2008 and 2007

                                                               SUBACCOUNTS
                                ----------------------------------------------------------------------------
                                      AST Advanced           AST T. Rowe Price              AST Money
                                  Strategies Portfolio    Large-Cap Growth Portfolio     Market Portfolio
                                ------------------------  -------------------------  -----------------------
                                 01/01/2008   01/01/2007   01/01/2008    01/01/2007   01/01/2008  01/01/2007
                                     to           to           to            to           to          to
                                 12/31/2008   12/31/2007   12/31/2008    12/31/2007   12/31/2008  12/31/2007
                                -----------  -----------   -----------   ----------  -----------  ----------
OPERATIONS
  Net investment income
   (loss)...................... $   (47,819) $  (149,698) $   (24,844)    $ (5,484)  $    15,958  $   24,827
  Capital gains distributions
   received....................     415,613       16,166            0            0             0           0
  Realized gain (loss) on
   shares redeemed.............  (2,404,578)     140,408     (111,965)       5,389             0           0
  Net change in unrealized
   gain (loss) on
   investments.................  (5,136,392)     598,589   (1,073,767)      19,411             0           0
                                -----------  -----------   -----------    --------   -----------  ----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   OPERATIONS..................  (7,173,176)     605,465   (1,210,576)      19,316        15,958      24,827
                                -----------  -----------   -----------    --------   -----------  ----------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net
   payments....................  13,724,897    8,059,249      125,779      148,242     1,899,255     564,077
  Annuity payments.............           0            0            0            0             0           0
  Surrenders, withdrawals and
   death benefits..............    (419,856)    (110,838)    (156,010)      (8,563)   (1,219,085)   (279,204)
  Net transfers between other
   subaccounts or fixed rate
   option......................  (3,308,401)   1,093,305    2,569,138       (3,792)    1,510,654     800,938
  Withdrawal and other
   charges.....................     (10,210)        (901)      (3,706)        (161)         (600)       (271)
                                -----------  -----------   -----------    --------   -----------  ----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   CONTRACT OWNER
   TRANSACTIONS................   9,986,430    9,040,815    2,535,201      135,726     2,190,224   1,085,540
                                -----------  -----------   -----------    --------   -----------  ----------

TOTAL INCREASE
   (DECREASE) IN NET
   ASSETS......................   2,813,254    9,646,280    1,324,625      155,042     2,206,182   1,110,367

NET ASSETS
  Beginning of period..........  14,536,861    4,890,581      445,479      290,437     1,283,861     173,494
                                -----------  -----------   -----------    --------   -----------  ----------
  End of period................ $17,350,115  $14,536,861  $ 1,770,104     $445,479   $ 3,490,043  $1,283,861
                                ===========  ===========   ===========    ========   ===========  ==========

  Beginning units..............   1,279,902      460,885       39,906       27,730       121,631      16,981
                                -----------  -----------   -----------    --------   -----------  ----------
  Units issued.................   2,622,952    1,018,990      308,443       18,750       636,712     326,349
  Units redeemed...............  (1,682,708)    (199,973)     (65,863)      (6,574)     (430,620)   (221,699)
                                -----------  -----------   -----------    --------   -----------  ----------
  Ending units.................   2,220,146    1,279,902      282,486       39,906       327,723     121,631
                                ===========  ===========   ===========    ========   ===========  ==========

  The accompanying notes are an integral part of these financial statements.

                                      A43

                                  SUBACCOUNTS (Continued)
-----------------------------------------------------------------------------------------------
    AST Small-Cap      AST Pimco Total Return Bond    AST International      AST International
   Growth Portfolio           Portfolio                Value Portfolio       Growth Portfolio
---------------------  --------------------------  ----------------------  --------------------
01/01/2008  01/01/2007 01/01/2008    01/01/2007    01/01/2008  01/01/2007  01/01/2008 01/01/2007
    to          to         to            to            to          to          to         to
12/31/2008  12/31/2007 12/31/2008    12/31/2007    12/31/2008  12/31/2007  12/31/2008 12/31/2007
----------  ---------- ----------    ----------    ----------  ----------  ---------- ----------

$  (24,268)  $ (1,360) $   48,124    $   21,322    $    7,576  $      407  $  (1,066)  $ (6,288)

         0          0      13,112             0        61,199           0    123,524     49,507

   (50,107)       252     (25,546)        1,436       (86,996)      5,857    (65,231)     9,111

  (763,814)     2,283    (130,171)       89,151      (445,253)     55,260   (536,327)    37,126
----------   --------   ----------    ----------   ----------  ----------  ---------   --------

  (838,189)     1,175     (94,481)      111,909      (463,474)     61,524   (479,100)    89,456
----------   --------   ----------    ----------   ----------  ----------  ---------   --------

    40,110     73,463   2,121,391     1,022,749       139,690     670,131    163,748    245,555
         0          0           0             0             0           0          0          0

  (146,861)      (922)    (61,910)      (35,992)      (55,340)     (5,393)   (18,124)    (8,910)

 2,583,771      2,201     (73,578)       11,717      (273,345)    132,985     47,450    (29,747)

    (3,427)      (143)     (1,275)         (348)         (499)        (77)      (289)      (125)
----------   --------   ----------    ----------   ----------  ----------  ---------   --------

 2,473,593     74,599   1,984,628       998,126      (189,494)    797,646    192,785    206,773
----------   --------   ----------    ----------   ----------  ----------  ---------   --------

 1,635,404     75,774   1,890,147     1,110,035      (652,968)    859,170   (286,315)   296,229

   114,456     38,682   2,077,746       967,711     1,151,959     292,789    749,447    453,218
----------   --------   ----------    ----------   ----------  ----------  ---------   --------
$1,749,860   $114,456  $3,967,893    $2,077,746    $  498,991  $1,151,959  $ 463,132   $749,447
==========   ========   ==========    ==========   ==========  ==========  =========   ========

    10,957      3,900     189,211        93,888        91,335      26,926     60,295     42,719
----------   --------   ----------    ----------   ----------  ----------  ---------   --------
   290,535      7,601     286,004       103,819        28,073      77,902     31,805     29,671
   (42,272)      (544)    (98,361)       (8,496)      (47,600)    (13,493)   (16,081)   (12,095)
----------   --------   ----------    ----------   ----------  ----------  ---------   --------
   259,220     10,957     376,854       189,211        71,808      91,335     76,019     60,295
==========   ========   ==========    ==========   ==========  ==========  =========   ========

  The accompanying notes are an integral part of these financial statements.

                                      A44

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2008 and 2007

                                                                   SUBACCOUNTS
                                  ----------------------------------------------------------------------------

                                       Gartmore NVIT            AST Western       AST Investment
                                         Developing           Asset Core Plus         Grade         AST Bond
                                        Markets Fund           Bond Portfolio     Bond Portfolio Portfolio 2018
                                  -----------------------  ---------------------  -------------- --------------
                                   01/01/2008  01/01/2007  01/01/2008 11/19/2007*  01/28/2008*    01/28/2008*
                                       to          to          to         to            to             to
                                   12/31/2008  12/31/2007  12/31/2008 12/31/2007    12/31/2008     12/31/2008
                                  -----------  ----------  ---------- ----------- -------------- --------------
OPERATIONS
  Net investment income
   (loss)........................ $   (30,064) $  (23,278)  $ (1,446)   $   (18)   $  (223,744)     $   (368)
  Capital gains distributions
   received......................   1,771,484     137,792         11          0              0             0
  Realized gain (loss) on
   shares redeemed...............  (1,229,446)     21,317     (8,141)         0      1,022,526        13,695
  Net change in unrealized gain
   (loss) on investments.........  (3,595,366)    386,950      4,181        188      3,766,571         4,608
                                  -----------  ----------   --------    -------    -----------      --------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   OPERATIONS....................  (3,083,392)    522,781     (5,395)       170      4,565,353        17,935
                                  -----------  ----------   --------    -------    -----------      --------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net
   payments......................     148,293     427,433    247,198          1              0             0
  Annuity payments...............           0           0          0          0              0             0
  Surrenders, withdrawals and
   death benefits................    (319,102)    (28,666)         0          0        (84,604)            0
  Net transfers between other
   subaccounts or fixed rate
   option........................    (353,283)  3,606,762    125,607     31,124     40,305,890        56,900
  Withdrawal and other
   charges.......................     (16,223)     (1,257)       (99)         0       (111,304)            0
                                  -----------  ----------   --------    -------    -----------      --------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   CONTRACT OWNER
   TRANSACTIONS..................    (540,315)  4,004,272    372,706     31,125     40,109,982        56,900
                                  -----------  ----------   --------    -------    -----------      --------

TOTAL INCREASE
   (DECREASE) IN NET
   ASSETS........................  (3,623,707)  4,527,053    367,311     31,295     44,675,335        74,835

NET ASSETS
  Beginning of period............   5,202,908     675,855     31,295          0              0             0
                                  -----------  ----------   --------    -------    -----------      --------
  End of period.................. $ 1,579,201  $5,202,908   $398,606    $31,295    $44,675,335      $ 74,835
                                  ===========  ==========   ========    =======    ===========      ========

  Beginning units................     229,973      42,250      3,136          0              0             0
                                  -----------  ----------   --------    -------    -----------      --------
  Units issued...................      34,335     200,400     51,989      3,136      9,302,696        93,666
  Units redeemed.................     (96,115)    (12,677)   (12,127)         0     (5,145,450)      (87,437)
                                  -----------  ----------   --------    -------    -----------      --------
  Ending units...................     168,193     229,973     42,998      3,136      4,157,246         6,229
                                  ===========  ==========   ========    =======    ===========      ========

*  Date subaccount became available for investment.

  The accompanying notes are an integral part of these financial statements.

                                      A45

                                                  SUBACCOUNTS (Continued)
---------------------------------------------------------------------------------------------------------------------------
                                                                                                   AST CLS       AST CLS
                                AST Parametric                Franklin Templeton   AST Goldman   Growth Asset Moderate Asset
   AST Bond    AST Global Real     Emerging    AST Focus Four VIP Founding Funds Sachs Small-Cap  Allocation    Allocation
Portfolio 2019 Estate Portfolio Markets Equity Plus Portfolio  Allocation Fund   Value Portfolio  Portfolio     Portfolio
-------------- ---------------- -------------- -------------- ------------------ --------------- ------------ --------------
 01/28/2008*     07/21/2008*     07/21/2008*    07/21/2008*      05/01/2008*       07/21/2008*   05/01/2008*   05/01/2008*
      to              to              to             to               to               to             to            to
  12/31/2008      12/31/2008      12/31/2008     12/31/2008       12/31/2008       12/31/2008     12/31/2008    12/31/2008
-------------- ---------------- -------------- -------------- ------------------ --------------- ------------ --------------

   $   (156)        $   (2)        $   (11)       $   (618)      $    40,047         $   (91)    $   (10,467)   $   (4,572)

          0              0               0               0            56,728               0           1,041           159

      4,745              0            (416)        (37,273)         (934,178)         (6,469)       (483,220)     (157,258)

      1,408            148              45           3,771          (201,083)           (339)        (24,089)       (5,002)
   --------         ------         -------        --------       -----------         -------     -----------    ----------

      5,997            146            (382)        (34,120)       (1,038,486)         (6,899)       (516,735)     (166,673)
   --------         ------         -------        --------       -----------         -------     -----------    ----------

          0          3,851           8,732         285,152         6,236,374          42,366       3,315,500     1,402,761
          0              0               0               0                 0               0               0             0

          0              0               0               0              (524)              0            (166)          101

     35,402          1,177           2,783         (28,520)       (1,964,726)         (5,019)     (1,189,343)     (244,928)

          0              0               0             (32)           (2,489)             (9)         (1,651)         (721)
   --------         ------         -------        --------       -----------         -------     -----------    ----------

     35,402          5,028          11,515         256,600         4,268,635          37,338       2,124,340     1,157,213
   --------         ------         -------        --------       -----------         -------     -----------    ----------

     41,399          5,174          11,133         222,480         3,230,149          30,439       1,607,605       990,540

          0              0               0               0                 0               0               0             0
   --------         ------         -------        --------       -----------         -------     -----------    ----------
   $ 41,399         $5,174         $11,133        $222,480       $ 3,230,149         $30,439     $ 1,607,605    $  990,540
   ========         ======         =======        ========       ===========         =======     ===========    ==========

          0              0               0               0                 0               0               0             0
   --------         ------         -------        --------       -----------         -------     -----------    ----------
     29,972            848           2,494          54,284         1,197,171           7,776         626,807       277,237
    (26,550)             0            (498)        (24,507)         (711,196)         (3,791)       (386,940)     (142,365)
   --------         ------         -------        --------       -----------         -------     -----------    ----------
      3,422            848           1,996          29,777           485,975           3,985         239,867       134,872
   ========         ======         =======        ========       ===========         =======     ===========    ==========

  The accompanying notes are an integral part of these financial statements.

                                      A46

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2008 and 2007

                                                         SUBACCOUNTS
                                   -------------------------------------------------------
                                   AST Horizon   AST Horizon     AST Niemann
                                   Growth Asset Moderate Asset  Capital Growth
                                    Allocation    Allocation   Asset Allocation ProFund VP
                                    Portfolio     Portfolio       Portfolio     Industrials
                                   ------------ -------------- ---------------- -----------
                                   05/01/2008*   05/01/2008*     05/01/2008*    05/01/2008*
                                        to            to              to            to
                                    12/31/2008    12/31/2008      12/31/2008    12/31/2008
                                   ------------ -------------- ---------------- -----------
OPERATIONS
  Net investment income
   (loss).........................  $  (2,279)    $   (7,476)     $  (1,216)      $   (23)
  Capital gains distributions
   received.......................         15             27              8           259
  Realized gain (loss) on shares
   redeemed.......................    (93,168)      (257,254)       (42,127)       (2,224)
  Net change in unrealized gain
   (loss) on investments..........     (4,784)        (2,517)        (8,323)       (1,095)
                                    ---------     ----------      ---------       -------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   OPERATIONS.....................   (100,216)      (267,220)       (51,658)       (3,083)
                                    ---------     ----------      ---------       -------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net
   payments.......................    757,545      2,593,835        507,622         9,700
  Annuity payments................          0              0              0             0
  Surrenders, withdrawals and
   death benefits.................          0         (1,885)             0             0
  Net transfers between other
   subaccounts or fixed rate
   option.........................   (221,490)      (508,534)      (126,209)         (268)
  Withdrawal and other charges....       (496)        (1,205)          (202)           (6)
                                    ---------     ----------      ---------       -------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   CONTRACT OWNER
   TRANSACTIONS...................    535,559      2,082,211        381,211         9,426
                                    ---------     ----------      ---------       -------

TOTAL INCREASE
   (DECREASE) IN NET
   ASSETS.........................    435,343      1,814,991        329,553         6,343

NET ASSETS
  Beginning of period.............          0              0              0             0
                                    ---------     ----------      ---------       -------
  End of period...................  $ 435,343     $1,814,991      $ 329,553       $ 6,343
                                    =========     ==========      =========       =======

  Beginning units.................          0              0              0             0
                                    ---------     ----------      ---------       -------
  Units issued....................    138,484        503,860         82,370         1,752
  Units redeemed..................    (77,522)      (265,513)       (38,448)         (713)
                                    ---------     ----------      ---------       -------
  Ending units....................     60,962        238,347         43,922         1,039
                                    =========     ==========      =========       =======

*  Date subaccount became available for investment.

  The accompanying notes are an integral part of these financial statements.

                                      A47

                     NOTES TO THE FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
                               December 31, 2008

Note 1: General

        Pruco Life of New Jersey Flexible Premium Variable Annuity Account (the "Account") was established on May 20, 1996 under New Jersey law as a separate investment account of Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey"), which is a wholly-owned subsidiary of Pruco Life Insurance Company (an Arizona domiciled company) and is indirectly wholly-owned by The Prudential Insurance Company of America ("Prudential"), a wholly-owned subsidiary of Prudential Financial, Inc. ("PFI"). Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from Prudential's other assets and liabilities. The portion of the Account's assets applicable to the variable annuity contracts is not chargeable with liabilities arising out of any other business Prudential may conduct. Proceeds from purchases of Strategic Partners Variable Annuity One, Strategic Partners Variable Annuity One Enhanced, Strategic Partners Select, Strategic Partners Advisor, Strategic Partners Plus, Strategic Partners Plus Enhanced, Strategic Partners FlexElite, (collectively, "Strategic Partners"), Discovery Select and Discovery Choice Variable Annuity Contracts, (collectively, "Discovery Choice") are invested in the account. The Strategic Partners contract options differ based on the death benefit and other options selected by the contract owner. The Discovery Choice contract is considered Basic or Enhanced depending on the death benefit option that you choose, where the Enhanced contract offers a guaranteed minimum death benefit.

        Effective May 1, 2007 American Skandia Trust and American Skandia Investment Services, Inc. will be renamed Advanced Series Trust and AST Investment Services, Inc., respectively.

        The Account is registered under the Investment Company Act of 1940, as amended, as a unit investment trust. The Account is a funding vehicle for individual variable annuity contracts. There are one hundred and seven subaccounts within the Account. Each contract offers the option to invest in various subaccounts, each of which invests in either a corresponding portfolio of The Prudential Series Fund, American Skandia Trust, (collectively the "Series Funds") or one of the non-Prudential administered funds (collectively, the "portfolios"). Investment options vary by contract. Options available which invest in a corresponding portfolio of the Series Fund are:

 Prudential Series Fund    SP Large Cap Value        AST American Century
 Money Market Portfolio     Portfolio                 Income & Growth
 Diversified Bond          SP AIM Core Equity         Portfolio
  Portfolio                 Portfolio                AST Schroders
 Equity Portfolio          SP Strategic Partners      Multi-Asset World
 Value Portfolio            Focused Growth Portfolio  Strategies Portfolio
 High Yield Bond Portfolio SP Mid Cap Growth         AST Cohen & Steers
 Stock Index Portfolio      Portfolio                 Realty Portfolio
 Global Portfolio          SP Prudential U.S.        AST UBS Dynamic Alpha
 Jennison Portfolio         Emerging Growth           Portfolio
 Small Capitalization       Portfolio                AST DeAm Large-Cap Value
  Stock Portfolio          SP Conservative Asset      Portfolio
 Jennison 20/20 Focus       Allocation Portfolio     AST Neuberger Berman
  Portfolio                SP Balanced Asset          Small-Cap Growth
 Diversified Conservative   Allocation Portfolio      Portfolio
  Growth Portfolio         SP Growth Asset           AST DeAm Small-Cap Value
 SP Davis Value Portfolio   Allocation Portfolio      Portfolio
 SP T. Rowe Price          SP Aggressive Growth      AST High Yield Portfolio
  Large-Cap Growth          Asset Allocation         AST Federated Aggressive
  Portfolio                 Portfolio                 Growth Portfolio
 SP Small Cap Value        SP International Growth   AST Mid-Cap Value
  Portfolio                 Portfolio                 Portfolio
 SP Small Cap Growth       SP International Value    AST Small Cap Value
  Portfolio                 Portfolio                 Portfolio
 SP PIMCO Total Return                               AST Goldman Sachs
  Portfolio                Advanced Series Trust      Concentrated Growth
 SP PIMCO High Yield       AST AllianceBernstein      Portfolio
  Portfolio                 Growth & Income          AST Goldman Sachs
                            Portfolio                 Mid-Cap Growth Portfolio

                                      A48

 AST Large-Cap Value       AST Money Market          Davis
  Portfolio                AST Small Cap Growth      Value Portfolio
 AST Lord Abbett Bond       Portfolio
  Debenture Portfolio      AST PIMCO Total Return    Evergreen VA
 AST Marsico Capital        Bond Portfolio           Diversified Capital
  Growth Portfolio         AST International Value    Builder Fund
 AST MFS Growth Portfolio   Portfolio                Growth Fund
 AST Neuberger Berman      AST International Growth  Omega Fund
  Mid-Cap Growth Portfolio  Portfolio                Special Values Fund
 AST Neuberger Berman /    AST Western Asset Core    International Equity Fund
  LSV Mid- Cap Value        Plus Bond Portfolio      Fundamental Large Cap
  Portfolio                AST Investment Grade       Fund
 AST PIMCO Limited          Bond Portfolio
  Maturity Bond Portfolio  AST Bond Portfolio 2018   Franklin Templeton Funds
 AST AllianceBernstein     AST Bond Portfolio 2019   Small-Mid Cap Growth
  Core Value Portfolio     AST Global Real Estate     Securities Fund
 AST QMA US Equity Alpha    Portfolio                VIP Founding Funds
 AST T. Rowe Price         AST Parametric Emerging    Allocation Fund
  Natural Resources         Markets Equity
  Portfolio                AST Focus Four Plus       Gartmore NVIT
 AST T. Rowe Price Asset    Portfolio                Developing Markets
  Allocation Portfolio     AST Goldman Sachs
 AST MFS Global Equity      Small-Cap Value          Janus Aspen Series
  Portfolio                 Portfolio                Large Cap Growth
 AST JPMorgan              AST CLS Growth Asset       Portfolio -
  International Equity      Allocation Portfolio      Institutional Shares
  Portfolio                AST CLS Moderate Asset    Large Cap Growth
 AST T. Rowe Price Global   Allocation Portfolio      Portfolio - Service
  Bond Portfolio           AST Horizon Growth Asset   Shares
 AST Aggressive Asset       Allocation Portfolio     International Growth
  Allocation Portfolio     AST Horizon Moderate       Portfolio -
 AST Capital Growth Asset   Asset Allocation          Institutional Shares
  Allocation Portfolio      Portfolio
 AST Academic Strategies   AST Niemann Capital       MFS Variable Insurance
  Asset Allocation          Growth Asset Allocation  Trust
  Portfolio                 Portfolio                Research Series -
 AST Balanced Asset                                   Initial Class
  Allocation Portfolio     AIM Variable Insurance    Growth Series - Initial
 AST Preservation Asset    Core Equity Fund           Class
  Allocation Portfolio
 AST First Trust Balanced  AllianceBernstein         ProFunds VP
  Target Portfolio         Large Cap Growth          Industrials
 AST First Trust Capital
  Appreciation Target      American Century          OCC Premier VIT
  Portfolio                Variable Portfolios       Opcap Managed Portfolio
 AST Advanced Strategies   Value Fund                NACM Small Cap Portfolio
  Portfolio
 AST T. Rowe Price         Credit Suisse             T. Rowe Price
  Large-Cap Growth         Trust Global Small Cap    International Stock
  Portfolio                                           Portfolio
                                                     Equity Income Portfolio

        The Series Funds are diversified open-ended management investment companies, and are managed by affiliates of Prudential. Each of the variable investment options of the Account indirectly bears exposure to the market, credit and liquidity risks of the portfolio in which it invests. These financial statements should be read in conjunction with the financial statements and footnotes of the Series Funds and externally managed portfolios. Additional information on these subaccounts is available upon request to the appropriate companies.

        On May 1, 2008, four Prudential Series funds were merged into four existing AST funds.

        The transfers from the old subaccounts to the new subaccounts are reflected in the Statement of Changes in Net Assets for the year ended December 31, 2008 as net transfers between subaccounts. The transfers occurred as follows:

Transferred From:                  NAV   Transferred To:                 NAV   Balance Transferred:
-----------------                  ---   ---------------                 ---   --------------------
Prudential SP AIM Core Equity            AST Marsico Capital Growth
 Portfolio                          8.65  Portfolio                      21.81           $1,583,844
Prudential SP T. Rowe Price Large        AST T. Rowe Price Large-Cap
 Cap Growth Portfolio               7.44  Growth Portfolio               11.29           $2,828,386
Prudential SP Large Cap Value
 Portfolio                         11.36 AST Large-Cap Value Portfolio   18.11           $5,367,882
Prudential SP Small Cap Growth
 Portfolio                          7.35 AST Small-Cap Growth Portfolio  16.65           $2,638,752

                                      A49

        On July 18, 2008, AST DeAm Small-Cap Portfolio was merged into the existing AST Small-Cap Value Portfolio.

        The transfer from the old subaccount to the new subaccount is reflected in the Statement of Changes in Net Assets for the year ended December 31, 2008 as net transfers between subaccounts. The transfer occurred as follows:

Transferred From:         NAV  Transferred To:                NAV   Balance Transferred:
-----------------         ---  ---------------                ---   --------------------
AST DeAm Small-Cap Value
 Portfolio                8.23 AST Small-Cap Value Portfolio  11.38            $410,722

Note 2: Significant Accounting Policies

        The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

        In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and requires additional disclosures about fair value measurements. This Statement does not require any new fair value measurements, but the application of this Statement could change current practices in determining fair value. The Account adopted this guidance effective January 1, 2008. For further discussion please refer to Note 3: Fair Value.

        Investments--The investments in shares of the portfolios are stated at the net asset value of the respective portfolio, whose investment securities are stated at fair value.

        Security Transactions--Realized gains and losses on security transactions are determined based upon an average cost. Purchase and sale transactions are recorded as of the trade date of the security being purchased or sold.

        Dividend and Distributions Received--Dividend and capital gain distributions received are reinvested in additional shares of the portfolios and are recorded on the ex distribution date.

Note 3: Fair Value

        SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an ordinary transaction between market participants on the measurement date. SFAS No. 157 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value, and identifies three levels of inputs that may be used to measure fair value:

        Level 1 Quotes prices for identical instruments in active markets. Level 1 fair values generally are supported by market transactions that occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

        Level 2 Observable inputs other than Level 1 prices, such as quotes prices for similar instruments, quotes prices in market that are not active, and inputs to model-derived valuations that are not directly observable or can be corroborated by observable market data.

        Level 3 Unobservable inputs supported by little or no market activity and often requiring significant judgment or estimation, such as an entity's own assumptions about the cash flows or other significant components of value that market participants would use in pricing the asset or liability.

                                      A50

        All investment assets of each subaccount are classified as Level 1. The Account invests in open-ended mutual funds, available to contract holders of variable annuity insurance policies. Contract holders may, without restriction, transact at the daily Net Asset Value (s) ("NAV") of the mutual funds. The NAV represents the daily per share value of the portfolio of investments of the mutual funds, at which sufficient volumes of transactions occur.

        As all assets of the account are classified as Level 1, no reconciliation of Level 3 assets and change in unrealized gains (losses) for Level 3 assets still held as of December 31, 2008 are presented.

Note 4: Taxes

        Pruco Life of New Jersey is taxed as a "life insurance company" as defined by the Internal Revenue Code. The results of operations of the Account form a part of PFI's consolidated federal tax return. Under current federal law, no federal income taxes are payable by the Account. As such, no provision for tax liability has been recorded in these financial statements. Pruco Life of New Jersey management will review periodically the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the contracts.

Note 5: Purchases and Sales of Investments

        The aggregate costs of purchases and proceeds from sales, excluding distributions received and invested, of investments in the portfolios for the year ended December 31, 2008 were as follows:

                                                                    Purchases      Sales
                                                                   ----------- ------------
Prudential Money Market Portfolio................................. $15,823,585 $(10,076,082)
Prudential Diversified Bond Portfolio............................. $   573,443 $ (7,461,795)
Prudential Equity Portfolio....................................... $   195,054 $ (5,499,494)
Prudential Value Portfolio........................................ $   592,681 $ (6,491,773)
Prudential High Yield Bond Portfolio.............................. $    86,453 $ (3,403,528)
Prudential Stock Index Portfolio.................................. $   290,071 $ (6,787,928)
Prudential Global Portfolio....................................... $   174,601 $ (1,559,860)
Prudential Jennison Portfolio..................................... $   278,820 $ (6,434,659)
Prudential Small Capitalization Stock Portfolio................... $    84,040 $ (1,881,643)
T. Rowe Price International Stock Portfolio....................... $   130,804 $   (793,920)
T. Rowe Price Equity Income Portfolio............................. $   171,909 $ (1,740,776)
Premier VIT OpCap Managed Portfolio............................... $    18,262 $ (2,058,237)
Premier VIT NACM Small Cap Portfolio.............................. $   120,745 $ (1,226,832)
AIM V.I. Core Equity Fund......................................... $     5,495 $ (2,997,085)
Janus Aspen Large Cap Growth Portfolio - Institutional Shares..... $    82,673 $ (2,304,467)
Janus Aspen International Growth Portfolio - Institutional Shares. $   212,409 $ (4,158,404)
MFS VIT Research Series - Initial Class........................... $    35,182 $   (667,681)
MFS VIT Growth Series - Initial Class............................. $   454,837 $ (2,196,441)
Credit Suisse Trust Global Small Cap Portfolio.................... $    60,037 $   (448,894)
American Century VP Value Fund.................................... $    66,419 $   (668,976)
Franklin Templeton Small-Mid Cap Growth Securities Fund........... $    52,999 $   (617,986)
Prudential Jennison 20/20 Focus Portfolio......................... $   958,596 $ (1,559,739)
Prudential Diversified Conservative Growth Portfolio.............. $   192,215 $ (1,492,385)
Davis Value Portfolio............................................. $   579,623 $ (1,568,251)
AllianceBernstein Large Cap Growth Portfolio...................... $    30,825 $   (119,635)
Prudential SP T.Rowe Price Large Cap Growth Portfolio............. $    29,044 $ (3,001,624)
Prudential SP Davis Value Portfolio............................... $   480,954 $ (1,961,538)
Prudential SP Small-Cap Value Portfolio........................... $   398,165 $ (3,137,887)
Prudential SP Small Cap Growth Portfolio.......................... $    21,966 $ (2,847,707)
Prudential SP PIMCO Total Return Portfolio........................ $ 3,481,212 $ (8,170,518)
Prudential SP PIMCO High Yield Portfolio.......................... $   597,440 $ (2,607,944)

                                      A51

                                                             Purchases      Sales
                                                            ----------- ------------
Janus Aspen Large Cap Growth Portfolio - Service Shares.... $    46,845 $   (146,140)
Prudential SP Large Cap Value Portfolio.................... $    65,198 $ (5,728,415)
Prudential SP AIM Core Equity Portfolio.................... $     7,601 $ (1,654,571)
Prudential SP Strategic Partners Focused Growth Portfolio.. $    78,632 $   (205,286)
Prudential SP Mid Cap Growth Portfolio..................... $   197,597 $ (1,143,004)
SP Prudential U.S. Emerging Growth Portfolio............... $   499,609 $ (2,066,915)
Prudential SP Conservative Asset Allocation Portfolio...... $ 1,413,802 $ (5,401,254)
Prudential SP Balanced Asset Allocation Portfolio.......... $   881,722 $(10,927,565)
Prudential SP Growth Asset Allocation Portfolio............ $   164,171 $ (5,514,246)
Prudential SP Aggressive Growth Asset Allocation Portfolio. $    82,050 $ (1,079,544)
Prudential SP International Growth Portfolio............... $   443,926 $ (1,098,244)
Prudential SP International Value Portfolio................ $   215,075 $   (737,806)
Evergreen VA Diversified Capital Builder Fund.............. $        -- $         --
Evergreen VA Growth Fund................................... $        -- $         --
Evergreen VA Omega Fund.................................... $     7,202 $    (26,799)
Evergreen VA Special Values Fund........................... $        -- $    (38,995)
Evergreen VA International Equity Fund..................... $    28,787 $    (34,346)
Evergreen VA Fundamental Large Cap Fund.................... $       699 $    (36,819)
AST AllianceBernstein Growth & Income Portfolio............ $   222,258 $    (49,464)
AST American Century Income & Growth Portfolio............. $   245,592 $   (237,647)
AST Schroders Multi-Asset World Strategies Portfolio....... $ 5,110,137 $ (3,388,388)
AST Cohen & Steers Realty Portfolio........................ $   211,885 $   (359,445)
AST UBS Dynamic Alpha Portfolio............................ $25,455,226 $(12,765,752)
AST DeAm Large-Cap Value Portfolio......................... $   274,257 $    (97,788)
AST Neuberger Berman Small-Cap Growth Portfolio............ $   184,648 $    (64,364)
AST DeAm Small-Cap Value Portfolio......................... $    75,115 $   (460,498)
AST High Yield Portfolio................................... $   454,162 $   (368,627)
AST Federated Aggressive Growth Portfolio.................. $   129,926 $   (127,971)
AST Mid-Cap Value Portfolio................................ $   271,260 $   (146,643)
AST Small-Cap Value Portfolio.............................. $   878,371 $   (282,044)
AST Goldman Sachs Concentrated Growth Portfolio............ $   292,828 $   (256,883)
AST Goldman Sachs Mid-Cap Growth Portfolio................. $   391,613 $   (322,809)
AST Large-Cap Value Portfolio.............................. $ 6,072,993 $ (1,040,013)
AST Lord Abbett Bond-Debenture Portfolio................... $   793,741 $   (514,260)
AST Marsico Capital Growth Portfolio....................... $ 2,186,945 $   (376,723)
AST MFS Growth Portfolio................................... $   454,535 $    (20,995)
AST Neuberger Berman Mid-Cap Growth Portfolio.............. $   559,962 $   (300,844)
AST Neuberger Berman / LSV Mid-Cap Value Portfolio......... $   365,047 $   (265,105)
AST PIMCO Limited Maturity Bond Portfolio.................. $ 2,251,783 $   (956,025)
AST AllianceBernstein Core Value Portfolio................. $   115,124 $   (154,118)
AST QMA US Equity Alpha.................................... $   282,294 $   (129,430)
AST T. Rowe Price Natural Resources Portfolio.............. $ 2,904,833 $ (2,609,111)
AST T. Rowe Price Asset Allocation Portfolio............... $22,590,105 $(14,252,619)
AST MFS Global Equity Portfolio............................ $   240,688 $   (272,389)
AST JPMorgan International Equity Portfolio................ $   450,384 $   (244,504)
AST T. Rowe Price Global Bond Portfolio.................... $ 1,431,423 $   (680,609)
AST Aggressive Asset Allocation Portfolio.................. $   497,212 $   (803,454)
AST Capital Growth Asset Allocation Portfolio.............. $35,066,415 $(29,335,392)
AST Academic Strategies Asset Allocation Portfolio......... $61,638,159 $(55,324,441)
AST Balanced Asset Allocation Portfolio.................... $49,337,823 $(34,027,203)
AST Preservation Asset Allocation Portfolio................ $25,081,424 $(10,196,629)
AST First Trust Balanced Target Portfolio.................. $18,525,152 $(12,245,567)
AST First Trust Capital Appreciation Target Portfolio...... $11,773,239 $ (8,841,815)
AST Advanced Strategies Portfolio.......................... $22,887,767 $(13,271,234)
AST T. Rowe Price Large-Cap Growth Portfolio............... $ 2,981,307 $   (474,374)
AST Money Market Portfolio................................. $ 5,373,331 $ (3,215,093)
AST Small-Cap Growth Portfolio............................. $ 2,833,793 $   (384,468)
AST Pimco Total Return Bond Portfolio...................... $ 2,859,228 $   (916,703)
AST International Value Portfolio.......................... $   196,547 $   (398,585)
AST International Growth Portfolio......................... $   276,178 $    (94,159)
Gartmore NVIT Developing Markets Fund...................... $   636,328 $ (1,234,753)

                                      A52

                                                        Purchases      Sales
                                                       ----------- ------------
AST Western Asset Core Plus Bond Portfolio............ $   479,518 $   (108,386)
AST Investment Grade Bond Portfolio................... $90,810,463 $(50,924,225)
AST Bond Portfolio 2018............................... $   501,185 $   (444,653)
AST Bond Portfolio 2019............................... $   315,904 $   (280,658)
AST Global Real Estate Portfolio...................... $     5,028 $         (2)
AST Parametric Emerging Markets Equity................ $    13,980 $     (2,476)
AST Focus Four Plus Portfolio......................... $   458,818 $   (202,836)
Franklin Templeton VIP Founding Funds Allocation Fund. $ 8,791,687 $ (4,541,692)
AST Goldman Sachs Small-Cap Value Portfolio........... $    59,388 $    (22,141)
AST CLS Growth Asset Allocation Portfolio............. $ 4,817,514 $ (2,703,936)
AST CLS Moderate Asset Allocation Portfolio........... $ 2,229,475 $ (1,076,967)
AST Horizon Growth Asset Allocation Portfolio......... $ 1,112,775 $   (579,517)
AST Horizon Moderate Asset Allocation Portfolio....... $ 3,990,957 $ (1,916,283)
AST Niemann Capital Growth Asset Allocation Portfolio. $   674,318 $   (294,329)
ProFund VP Industrials................................ $    13,908 $     (4,511)

Note 6: Related Party Transactions

        PFI and its affiliates perform various services on behalf of the Series Funds in which the Account invests and may receive fees for the services performed. These services include, among other things, shareholder communications, preparation, postage, fund transfer agency and various other record keeping and customer service functions.

        The Series Funds have management agreements with Prudential Investment LLC ("PI") and American Skandia Investment Services, Inc, indirect, wholly-owned subsidiaries of PFI (together the "Investment Managers"). Pursuant to these agreements, the Investment Managers have responsibility for all investment advisory services and supervise the subadvisors' performance of such services. The Investment Managers entered into subadvisory agreements with several subadvisors, including Prudential Investment Management, Inc. and Jennison Associates LLC, which are indirect, wholly-owned subsidiaries of PFI.

        The Prudential Series Fund has a distribution agreement with Prudential Investment Management Services LLC ("PIMS"), an indirect, wholly-owned subsidiary of PFI, which acts as the distributor of the Class I and Class II shares of the Series Fund. No distribution or service fees are paid to PIMS as distributor of the Class I shares of the Series Fund.

        The Investment Managers have agreed to reimburse certain portfolios of the Series Funds the portion of the management fee for that Portfolio equal to the amount that the aggregate annual ordinary operating expenses (excluding interest, taxes, and brokerage commissions) exceeds various agreed upon percentages of the portfolio's average daily net assets.

Note 7: Financial Highlights

        Pruco Life of New Jersey sells a number of variable annuity products that are funded by the Account. These products have unique combinations of features and fees that are charged against the contract owner's account balance. Differences in the fee structures result in a variety of unit values, expense ratios and total returns.

                                      A53

        The following table was developed by determining which products offered by Pruco Life of New Jersey and funded by the Account have the lowest and highest expense ratio. Only product designs within each subaccount that had units outstanding during the respective periods were considered when determining the lowest and highest expense ratio. The summary may not reflect the minimum and maximum contract charges offered by Pruco Life of New Jersey as contract owners may not have selected all available and applicable contract options.

                              At year ended                            For year ended
                   -----------------------------------  -----------------------------------------------
                                                 Net    Investment
                   Units       Unit Value       Assets    Income   Expense Ratio**     Total Return***
                   (000s)  Lowest -- Highest    (000s)    Ratio*   Lowest -- Highest  Lowest -- Highest
                   ------ --------------------  ------- ---------- -----------------  ------------------
                                          Prudential Money Market Portfolio
                   -----------------------------------------------------------------------------------
December 31, 2008  23,300 $1.06138 to  $1.37270 $28,397   2.59%    1.35%  to   1.80%    0.82% to    1.30%
December 31, 2007  18,166 $1.05271 to  $1.35615 $22,032   4.96%    1.35%  to   1.80%    3.20% to    3.63%
December 31, 2006  18,744 $1.02005 to  $1.30893 $21,912   4.66%    1.35%  to   1.80%    2.93% to    3.35%
December 31, 2005  16,041 $0.99102 to  $1.26691 $18,538   2.83%    1.35%  to   1.80%    1.08% to    1.54%
December 31, 2004  20,180 $0.98039 to  $1.24840 $23,123   1.01%    1.35%  to   1.80%   -0.78% to   -0.33%

                                        Prudential Diversified Bond Portfolio
                   -----------------------------------------------------------------------------------
December 31, 2008  17,358 $1.36361 to  $1.63556 $28,332   5.12%    1.35%  to   1.65%   -5.02% to   -4.74%
December 31, 2007  21,214 $1.43562 to  $1.71791 $36,374   5.01%    1.35%  to   1.65%    4.00% to    4.31%
December 31, 2006  24,019 $1.38043 to  $1.64793 $39,488   4.85%    1.35%  to   1.65%    3.28% to    3.59%
December 31, 2005  28,661 $1.33655 to  $1.59160 $45,524   5.25%    1.35%  to   1.65%    1.61% to    1.91%
December 31, 2004  32,767 $1.31540 to  $1.56260 $51,105   4.39%    1.35%  to   1.65%    3.87% to    4.18%

                                             Prudential Equity Portfolio
                   -----------------------------------------------------------------------------------
December 31, 2008  15,829 $0.80955 to  $1.37073 $20,459   1.45%    1.35%  to   1.80%  -39.25% to  -38.98%
December 31, 2007  18,581 $1.33060 to  $2.24766 $39,447   1.01%    1.35%  to   1.80%    7.38% to    7.86%
December 31, 2006  21,283 $1.23731 to  $2.08496 $42,042   1.06%    1.35%  to   1.80%   10.59% to   11.08%
December 31, 2005  23,619 $1.11720 to  $1.87806 $42,334   0.97%    1.35%  to   1.80%    9.50% to    9.98%
December 31, 2004  25,261 $1.01871 to  $1.70828 $41,804   1.24%    1.35%  to   1.80%    7.98% to    8.46%

                                              Prudential Value Portfolio
                   -----------------------------------------------------------------------------------
December 31, 2008  13,276 $0.88692 to  $1.71665 $19,943   1.88%    1.35%  to   1.80%  -43.32% to  -43.07%
December 31, 2007  15,801 $1.56465 to  $3.01663 $41,707   1.24%    1.35%  to   1.80%    1.35% to    1.81%
December 31, 2006  20,496 $1.54375 to  $2.96458 $51,890   1.47%    1.35%  to   1.80%   17.83% to   18.35%
December 31, 2005  20,451 $1.31000 to  $2.50630 $45,457   1.39%    1.35%  to   1.80%   14.60% to   15.11%
December 31, 2004  20,354 $1.14140 to  $2.17838 $40,694   1.40%    1.35%  to   1.80%   14.25% to   14.76%

                                         Prudential High Yield Bond Portfolio
                   -----------------------------------------------------------------------------------
December 31, 2008   9,067 $1.03639 to  $1.28867 $11,670   8.56%    1.35%  to   1.65%  -23.54% to  -23.32%
December 31, 2007  11,056 $1.35549 to  $1.68122 $18,567   7.03%    1.35%  to   1.65%    0.96% to    1.26%
December 31, 2006  12,641 $1.34263 to  $1.66129 $20,981   7.74%    1.35%  to   1.65%    8.44% to    8.77%
December 31, 2005  15,051 $1.23810 to  $1.52788 $22,971   6.77%    1.35%  to   1.65%    1.74% to    2.01%
December 31, 2004  17,740 $1.21693 to  $1.49829 $26,555   7.28%    1.35%  to   1.65%    8.52% to    8.84%

                                           Prudential Stock Index Portfolio
                   -----------------------------------------------------------------------------------
December 31, 2008  21,057 $0.62211 to  $1.39552 $25,023   2.27%    1.35%  to   1.75%  -38.03% to  -37.77%
December 31, 2007  24,905 $1.00244 to  $2.24407 $47,587   1.50%    1.35%  to   1.75%    3.28% to    3.69%
December 31, 2006  29,657 $0.96910 to  $2.16530 $55,272   1.58%    1.35%  to   1.75%   13.56% to   14.02%
December 31, 2005  32,972 $0.85200 to  $1.90012 $54,609   1.49%    1.35%  to   1.75%    2.75% to    3.14%
December 31, 2004  34,831 $0.82814 to  $1.84300 $57,162   1.62%    1.35%  to   1.75%    8.55% to    8.98%

                                             Prudential Global Portfolio
                   -----------------------------------------------------------------------------------
December 31, 2008   4,837 $0.61228 to  $1.31055 $ 5,626   1.83%    1.35%  to   1.80%  -43.93% to  -43.68%
December 31, 2007   5,611 $1.08987 to  $2.32839 $11,567   1.01%    1.35%  to   1.80%    8.51% to    9.00%
December 31, 2006   6,860 $1.00233 to  $2.13726 $12,725   0.64%    1.35%  to   1.80%   17.53% to   18.05%
December 31, 2005   7,150 $0.85110 to  $1.81132 $11,331   0.60%    1.35%  to   1.80%   14.01% to   14.53%
December 31, 2004   7,323 $0.74506 to  $1.58248 $10,248   0.99%    1.35%  to   1.80%    7.65% to    8.13%

                                            Prudential Jennison Portfolio
                   -----------------------------------------------------------------------------------
December 31, 2008  18,563 $0.47423 to  $1.35460 $21,442   0.53%    1.35%  to   1.80%  -38.39% to  -38.11%
December 31, 2007  22,125 $0.76811 to  $2.19002 $41,555   0.28%    1.35%  to   1.80%   10.01% to   10.50%
December 31, 2006  25,858 $0.69691 to  $1.98290 $44,625   0.28%    1.35%  to   1.80%   -0.01% to    0.44%
December 31, 2005  29,303 $0.69559 to  $1.97537 $51,213   0.10%    1.35%  to   1.80%   12.54% to   13.05%
December 31, 2004  33,127 $0.61691 to  $1.74849 $51,827   0.45%    1.35%  to   1.80%    7.69% to    8.18%

                                      A54

                              At year ended                            For year ended
                   -----------------------------------  -----------------------------------------------
                                                 Net    Investment
                   Units       Unit Value       Assets    Income   Expense Ratio**     Total Return***
                   (000s)  Lowest -- Highest    (000s)    Ratio*   Lowest -- Highest  Lowest -- Highest
                   ------ --------------------  ------- ---------- -----------------  ------------------
                                   Prudential Small Capitalization Stock Portfolio
                   -----------------------------------------------------------------------------------
December 31, 2008   2,399 $1.39606 to  $1.77290 $ 4,234   1.17%    1.35%  to   1.65%  -32.16% to  -31.96%
December 31, 2007   3,135 $2.05789 to  $2.60699 $ 8,142   0.55%    1.35%  to   1.65%   -2.16% to   -1.86%
December 31, 2006   3,850 $2.10323 to  $2.65787 $10,200   0.55%    1.35%  to   1.65%   12.81% to   13.15%
December 31, 2005   4,606 $1.86435 to  $2.35028 $10,791   0.59%    1.35%  to   1.65%    5.52% to    5.83%
December 31, 2004   5,059 $1.76674 to  $2.22179 $11,208   0.59%    1.35%  to   1.65%   20.06% to   20.42%

                                     T. Rowe Price International Stock Portfolio
                   -----------------------------------------------------------------------------------
December 31, 2008   1,818 $0.65977 to  $0.87049 $ 1,582   1.84%    1.35%  to   1.40%  -49.42% to  -49.39%
December 31, 2007   2,261 $1.27297 to  $1.72087 $ 3,889   1.38%    1.35%  to   1.65%   11.19% to   11.52%
December 31, 2006   2,507 $1.14486 to  $1.54392 $ 3,864   1.14%    1.35%  to   1.65%   17.17% to   17.51%
December 31, 2005   2,807 $0.97711 to  $1.31451 $ 3,684   1.62%    1.35%  to   1.65%   14.16% to   14.49%
December 31, 2004   2,979 $0.85590 to  $1.14869 $ 3,416   1.09%    1.35%  to   1.65%   11.92% to   12.27%

                                        T. Rowe Price Equity Income Portfolio
                   -----------------------------------------------------------------------------------
December 31, 2008   4,460 $0.98503 to  $1.51606 $ 6,720   2.32%    1.35%  to   1.65%  -37.15% to  -36.96%
December 31, 2007   5,156 $1.56731 to  $2.40627 $12,300   1.67%    1.35%  to   1.65%    1.58% to    1.88%
December 31, 2006   6,260 $1.54295 to  $2.36313 $14,668   1.55%    1.35%  to   1.65%   17.03% to   17.39%
December 31, 2005   7,461 $1.31837 to  $2.01408 $14,903   1.54%    1.35%  to   1.65%    2.23% to    2.54%
December 31, 2004   8,341 $1.28960 to  $1.96512 $16,263   1.56%    1.35%  to   1.65%   13.05% to   13.39%

                                         Premier VIT OpCap Managed Portfolio
                   -----------------------------------------------------------------------------------
December 31, 2008   6,018 $0.83791 to  $1.21179 $ 7,289   3.13%    1.35%  to   1.65%  -29.98% to  -29.77%
December 31, 2007   7,337 $1.19659 to  $1.72622 $12,654   2.18%    1.35%  to   1.65%    1.26% to    1.56%
December 31, 2006   8,463 $1.18165 to  $1.70043 $14,367   1.79%    1.35%  to   1.65%    7.87% to    8.20%
December 31, 2005  10,030 $1.09540 to  $1.57237 $15,748   1.21%    1.35%  to   1.65%    3.58% to    3.89%
December 31, 2004  11,525 $1.05759 to  $1.51433 $17,431   1.50%    1.35%  to   1.65%    8.97% to    9.29%

                                         Premier VIT NACM Small Cap Portfolio
                   -----------------------------------------------------------------------------------
December 31, 2008   2,592 $1.35126 to  $1.45680 $ 3,775   0.00%    1.35%  to   1.65%  -42.58% to  -42.41%
December 31, 2007   3,078 $2.35334 to  $2.53111 $ 7,788   0.00%    1.35%  to   1.65%   -1.06% to   -0.77%
December 31, 2006   3,603 $2.37865 to  $2.55214 $ 9,189   0.00%    1.35%  to   1.65%   22.07% to   22.43%
December 31, 2005   4,416 $1.94860 to  $2.08553 $ 9,206   0.00%    1.35%  to   1.65%   -1.56% to   -1.27%
December 31, 2004   5,252 $1.97949 to  $2.11349 $11,096   0.05%    1.35%  to   1.65%   15.97% to   16.31%

                                              AIM V.I. Core Equity Fund
                   -----------------------------------------------------------------------------------
December 31, 2008   7,327 $0.70126 to  $1.32547 $ 9,665   2.00%    1.35%  to   1.65%  -31.28% to  -31.08%
December 31, 2007   9,004 $1.02044 to  $1.92405 $17,237   1.03%    1.35%  to   1.65%    6.35% to    6.66%
December 31, 2006  11,153 $0.95952 to  $1.80467 $20,015   0.67%    1.35%  to   1.65%   14.81% to   15.16%
December 31, 2005   5,087 $0.83573 to  $1.56803 $ 7,967   1.45%    1.35%  to   1.65%    3.61% to    3.91%
December 31, 2004   5,864 $0.80658 to  $1.50970 $ 8,840   0.94%    1.35%  to   1.65%    7.19% to    7.52%

                            Janus Aspen Large Cap Growth Portfolio - Institutional Shares
                   -----------------------------------------------------------------------------------
December 31, 2008   4,794 $0.51888 to  $1.07198 $ 5,101   0.72%    1.35%  to   1.65%  -40.70% to  -40.53%
December 31, 2007   6,190 $0.87503 to  $1.80324 $11,084   0.70%    1.35%  to   1.65%   13.21% to   13.55%
December 31, 2006   7,545 $0.77290 to  $1.58878 $11,889   0.48%    1.35%  to   1.65%    9.57% to    9.91%
December 31, 2005   8,703 $0.70539 to  $1.44650 $12,497   0.33%    1.35%  to   1.65%    2.60% to    2.90%
December 31, 2004  10,179 $0.68751 to  $1.40646 $14,208   0.14%    1.35%  to   1.65%    2.81% to    3.13%

                          Janus Aspen International Growth Portfolio - Institutional Shares
                   -----------------------------------------------------------------------------------
December 31, 2008   4,558 $1.16037 to  $2.07911 $ 9,376   1.19%    1.35%  to   1.65%  -52.89% to  -52.75%
December 31, 2007   5,607 $2.46327 to  $4.40276 $24,465   0.62%    1.35%  to   1.65%   26.22% to   26.60%
December 31, 2006   6,794 $1.95154 to  $3.47954 $23,446   1.95%    1.35%  to   1.65%   44.65% to   45.08%
December 31, 2005   7,749 $1.34919 to  $2.39973 $18,434   1.19%    1.35%  to   1.65%   30.16% to   30.54%
December 31, 2004   9,206 $1.03659 to  $1.83930 $16,793   0.90%    1.35%  to   1.65%   17.02% to   17.35%

                                       MFS VIT Research Series - Initial Class
                   -----------------------------------------------------------------------------------
December 31, 2008   1,367 $1.12501 to  $1.12501 $ 1,538   0.56%    1.40%  to   1.40%  -36.97% to  -36.97%
December 31, 2007   1,759 $1.11117 to  $1.78496 $ 3,140   0.73%    1.40%  to   1.65%   11.36% to   11.63%
December 31, 2006   2,230 $0.99783 to  $1.59906 $ 3,562   0.52%    1.40%  to   1.65%    8.69% to    8.95%
December 31, 2005   2,641 $0.91808 to  $1.46772 $ 3,874   0.49%    1.40%  to   1.65%    6.06% to    6.32%
December 31, 2004   3,151 $0.86562 to  $1.38048 $ 4,348   1.08%    1.40%  to   1.65%   13.97% to   14.24%

                                      A55

                              At year ended                            For year ended
                   -----------------------------------  -----------------------------------------------
                                                 Net    Investment
                   Units       Unit Value       Assets    Income   Expense Ratio**     Total Return***
                   (000s)  Lowest -- Highest    (000s)    Ratio*   Lowest -- Highest  Lowest -- Highest
                   ------ --------------------  ------- ---------- -----------------  ------------------
                                        MFS VIT Growth Series - Initial Class
                   -----------------------------------------------------------------------------------
December 31, 2008  4,986  $0.58889 to  $1.09086 $ 5,426   0.24%    1.35%  to   1.65%  -38.43% to  -38.25%
December 31, 2007  6,071  $0.95653 to  $1.76744 $10,697   0.00%    1.35%  to   1.65%   19.20% to   19.55%
December 31, 2006  7,280  $0.80244 to  $1.47914 $10,745   0.00%    1.35%  to   1.65%    6.16% to    6.45%
December 31, 2005  8,519  $0.75590 to  $1.39011 $11,821   0.00%    1.35%  to   1.65%    7.43% to    7.75%
December 31, 2004  9,970  $0.70362 to  $1.29091 $12,847   0.00%    1.35%  to   1.65%   11.13% to   11.46%

                                    Credit Suisse Trust Global Small Cap Portfolio
                   -----------------------------------------------------------------------------------
December 31, 2008  1,126  $0.55234 to  $0.71365 $   804   1.65%    1.35%  to   1.40%  -47.49% to  -47.46%
December 31, 2007  1,450  $1.02639 to  $1.35908 $ 1,971   0.00%    1.35%  to   1.65%   -5.52% to   -5.24%
December 31, 2006  1,878  $1.08635 to  $1.43500 $ 2,694   0.00%    1.35%  to   1.65%   11.39% to   11.70%
December 31, 2005  2,102  $0.97531 to  $1.28530 $ 2,701   0.00%    1.35%  to   1.65%   14.26% to   14.59%
December 31, 2004  2,360  $0.85361 to  $1.12210 $ 2,648   0.00%    1.35%  to   1.65%   16.07% to   16.42%

                                            American Century VP Value Fund
                   -----------------------------------------------------------------------------------
December 31, 2008  1,667  $1.25041 to  $1.50461 $ 2,499   2.52%    1.35%  to   1.65%  -27.97% to  -27.75%
December 31, 2007  1,981  $1.73593 to  $2.08379 $ 4,115   1.71%    1.35%  to   1.65%   -6.68% to   -6.41%
December 31, 2006  2,607  $1.86028 to  $2.22761 $ 5,786   1.41%    1.35%  to   1.65%   16.73% to   17.08%
December 31, 2005  3,039  $1.59361 to  $1.90364 $ 5,766   0.91%    1.35%  to   1.65%    3.33% to    3.63%
December 31, 2004  3,504  $1.54228 to  $1.83772 $ 6,421   1.03%    1.35%  to   1.65%   12.49% to   12.81%

                               Franklin Templeton Small-Mid Cap Growth Securities Fund
                   -----------------------------------------------------------------------------------
December 31, 2008  1,856  $0.61753 to  $1.06167 $ 1,943   0.00%    1.35%  to   1.65%  -43.43% to  -43.26%
December 31, 2007  2,176  $1.09168 to  $1.87203 $ 4,026   0.00%    1.35%  to   1.65%    9.41% to    9.75%
December 31, 2006  2,761  $0.99775 to  $1.70655 $ 4,654   0.00%    1.35%  to   1.65%    6.93% to    7.25%
December 31, 2005  3,462  $0.93308 to  $1.59202 $ 5,456   0.00%    1.35%  to   1.65%    3.08% to    3.40%
December 31, 2004  4,098  $0.90516 to  $1.54056 $ 6,243   0.00%    1.35%  to   1.65%    9.66% to    9.99%

                                      Prudential Jennison 20/20 Focus Portfolio
                   -----------------------------------------------------------------------------------
December 31, 2008  3,327  $1.00550 to  $1.05981 $ 3,523   0.55%    1.35%  to   1.65%  -40.14% to  -39.96%
December 31, 2007  3,704  $1.67967 to  $1.76615 $ 6,538   0.56%    1.35%  to   1.65%    8.79% to    9.12%
December 31, 2006  4,519  $1.54401 to  $1.61949 $ 7,315   0.41%    1.35%  to   1.65%   12.28% to   12.61%
December 31, 2005  4,825  $1.37511 to  $1.43892 $ 6,939   0.25%    1.35%  to   1.65%   19.62% to   19.98%
December 31, 2004  5,298  $1.14958 to  $1.20003 $ 6,354   0.10%    1.35%  to   1.65%   14.05% to   14.39%

                                 Prudential Diversified Conservative Growth Portfolio
                   -----------------------------------------------------------------------------------
December 31, 2008  3,606  $1.12804 to  $1.15893 $ 4,148   3.94%    1.35%  to   1.65%  -22.83% to  -22.60%
December 31, 2007  4,529  $1.46175 to  $1.49727 $ 6,734   3.17%    1.35%  to   1.65%    4.18% to    4.50%
December 31, 2006  5,446  $1.40304 to  $1.43284 $ 7,753   3.34%    1.35%  to   1.65%    5.19% to    5.51%
December 31, 2005  6,305  $1.33377 to  $1.35805 $ 8,513   3.02%    1.35%  to   1.65%    5.30% to    5.62%
December 31, 2004  7,366  $1.26658 to  $1.28576 $ 9,420   3.11%    1.35%  to   1.65%    7.79% to    8.11%

                                                Davis Value Portfolio
                   -----------------------------------------------------------------------------------
December 31, 2008  3,060  $0.74684 to  $0.76620 $ 2,334   0.91%    1.35%  to   1.65%  -41.30% to  -41.12%
December 31, 2007  3,939  $1.27220 to  $1.30132 $ 5,105   1.06%    1.35%  to   1.65%    2.92% to    3.24%
December 31, 2006  4,736  $1.23605 to  $1.26051 $ 5,949   0.73%    1.35%  to   1.65%   13.13% to   13.48%
December 31, 2005  5,419  $1.09258 to  $1.11081 $ 6,001   0.95%    1.35%  to   1.65%    7.67% to    7.99%
December 31, 2004  5,858  $1.01470 to  $1.02858 $ 6,011   0.84%    1.35%  to   1.65%   10.51% to   10.85%

                                     AllianceBernstein Large Cap Growth Portfolio
                   -----------------------------------------------------------------------------------
December 31, 2008    980  $0.41663 to  $0.42781 $   417   0.00%    1.35%  to   1.65%  -40.80% to  -40.62%
December 31, 2007  1,134  $0.70378 to  $0.72051 $   813   0.00%    1.35%  to   1.65%   11.76% to   12.10%
December 31, 2006  1,273  $0.62974 to  $0.64277 $   815   0.00%    1.35%  to   1.65%   -2.26% to   -1.95%
December 31, 2005  1,549  $0.64427 to  $0.65558 $ 1,012   0.00%    1.35%  to   1.65%   12.98% to   13.30%
December 31, 2004  1,611  $0.57025 to  $0.57864 $   930   0.00%    1.35%  to   1.65%    6.60% to    6.91%

                     Prudential SP T.Rowe Price Large Cap Growth Portfolio (expired May 1, 2008)
                   -----------------------------------------------------------------------------------
December 31, 2008      0  $0.00000 to  $0.00000 $     0   0.00%    1.40%  to   1.80%   -4.44% to   -4.31%
December 31, 2007  2,511  $0.78760 to  $1.58021 $ 3,105   0.23%    1.40%  to   1.80%    6.29% to    6.71%
December 31, 2006  2,717  $0.73953 to  $1.48086 $ 3,146   0.00%    1.40%  to   1.80%    4.04% to    4.46%
December 31, 2005  2,696  $0.70931 to  $1.41770 $ 3,004   0.00%    1.40%  to   1.80%   14.44% to   14.89%
December 31, 2004  2,633  $0.61862 to  $1.23406 $ 2,494   0.00%    1.40%  to   1.80%    4.23% to    4.65%

                                      A56

                              At year ended                            For year ended
                   -----------------------------------  -----------------------------------------------
                                                 Net    Investment
                   Units       Unit Value       Assets    Income   Expense Ratio**     Total Return***
                   (000s)  Lowest -- Highest    (000s)    Ratio*   Lowest -- Highest  Lowest -- Highest
                   ------ --------------------  ------- ---------- -----------------  ------------------
                                         Prudential SP Davis Value Portfolio
                   -----------------------------------------------------------------------------------
December 31, 2008   9,314 $0.77637 to  $1.03785 $ 8,629   1.50%    1.40%  to   1.80%  -40.94% to  -40.71%
December 31, 2007  10,347 $1.31203 to  $1.75049 $16,236   0.78%    1.40%  to   1.80%    2.72% to    3.13%
December 31, 2006  11,247 $1.27474 to  $1.69738 $17,073   0.78%    1.40%  to   1.80%   12.99% to   13.44%
December 31, 2005  11,154 $1.12592 to  $1.49631 $14,918   0.86%    1.40%  to   1.80%    7.58% to    8.02%
December 31, 2004   9,576 $1.04459 to  $1.38531 $11,620   0.37%    1.40%  to   1.80%   10.54% to   10.98%

                                       Prudential SP Small-Cap Value Portfolio
                   -----------------------------------------------------------------------------------
December 31, 2008   9,556 $0.90185 to  $1.16633 $10,785   1.11%    1.35%  to   1.80%  -31.74% to  -31.43%
December 31, 2007  11,378 $1.32111 to  $1.70189 $18,750   0.66%    1.35%  to   1.80%   -5.34% to   -4.92%
December 31, 2006  14,248 $1.39567 to  $1.79078 $24,764   0.47%    1.35%  to   1.80%   12.59% to   13.08%
December 31, 2005  12,328 $1.23963 to  $1.58443 $18,844   0.50%    1.35%  to   1.80%    2.77% to    3.22%
December 31, 2004  10,478 $1.20621 to  $1.53570 $15,445   0.15%    1.35%  to   1.80%   18.55% to   19.07%

                            Prudential SP Small Cap Growth Portfolio (expired May 1, 2008)
                   -----------------------------------------------------------------------------------
December 31, 2008       0 $0.00000 to  $0.00000 $     0   0.00%    1.35%  to   1.80%   -3.99% to   -3.84%
December 31, 2007   2,559 $0.70520 to  $1.49464 $ 2,950   0.00%    1.35%  to   1.80%    4.47% to    4.94%
December 31, 2006   2,733 $0.67363 to  $1.42492 $ 3,011   0.00%    1.35%  to   1.80%   10.41% to   10.90%
December 31, 2005   2,653 $0.60904 to  $1.28565 $ 2,664   0.00%    1.35%  to   1.80%    0.66% to    1.12%
December 31, 2004   2,352 $0.60385 to  $1.27212 $ 2,264   0.00%    1.35%  to   1.80%   -2.68% to   -2.24%

                                      Prudential SP PIMCO Total Return Portfolio
                   -----------------------------------------------------------------------------------
December 31, 2008  26,983 $1.16793 to  $1.43946 $34,031   5.04%    1.35%  to   1.80%   -1.96% to   -1.52%
December 31, 2007  30,299 $1.19073 to  $1.46251 $38,863   4.30%    1.35%  to   1.80%    7.50% to    7.97%
December 31, 2006  34,652 $1.10710 to  $1.35502 $41,442   4.22%    1.35%  to   1.80%    1.83% to    2.30%
December 31, 2005  37,150 $1.08636 to  $1.32513 $43,643   4.76%    1.35%  to   1.80%    0.56% to    1.03%
December 31, 2004  30,932 $1.07941 to  $1.31224 $36,696   1.94%    1.35%  to   1.80%    3.43% to    3.89%

                                       Prudential SP PIMCO High Yield Portfolio
                   -----------------------------------------------------------------------------------
December 31, 2008   8,609 $1.02810 to  $1.11527 $ 9,226   8.14%    1.40%  to   1.80%  -26.83% to  -26.53%
December 31, 2007  10,019 $1.40501 to  $1.51804 $14,642   6.88%    1.40%  to   1.80%    1.95% to    2.36%
December 31, 2006  12,247 $1.37817 to  $1.48318 $17,521   7.35%    1.40%  to   1.80%    7.58% to    8.02%
December 31, 2005  11,538 $1.28102 to  $1.37312 $15,322   6.64%    1.40%  to   1.80%    2.21% to    2.61%
December 31, 2004   8,864 $1.25337 to  $1.33818 $11,517   7.17%    1.40%  to   1.80%    7.39% to    7.81%

                               Janus Aspen Large Cap Growth Portfolio - Service Shares
                   -----------------------------------------------------------------------------------
December 31, 2008     662 $0.43971 to  $0.96655 $   479   0.58%    1.40%  to   1.75%  -40.91% to  -40.70%
December 31, 2007     774 $0.74290 to  $1.62992 $   926   0.55%    1.40%  to   1.75%   12.81% to   13.20%
December 31, 2006   2,952 $0.65754 to  $1.43985 $ 3,910   0.34%    1.40%  to   1.75%    9.22% to    9.60%
December 31, 2005   1,561 $0.60115 to  $1.31370 $ 1,739   0.13%    1.40%  to   1.75%    2.23% to    2.59%
December 31, 2004   1,557 $0.58726 to  $1.28061 $ 1,654   0.00%    1.40%  to   1.75%    2.41% to    2.77%

                            Prudential SP Large Cap Value Portfolio (expired May 1, 2008)
                   -----------------------------------------------------------------------------------
December 31, 2008       0 $0.00000 to  $0.00000 $     0   0.00%    1.35%  to   1.80%   -4.30% to   -4.15%
December 31, 2007   3,975 $1.28151 to  $1.66085 $ 5,867   1.58%    1.35%  to   1.80%   -4.55% to   -4.13%
December 31, 2006   4,382 $1.34067 to  $1.73324 $ 6,711   1.29%    1.35%  to   1.80%   16.39% to   16.89%
December 31, 2005   4,963 $1.15025 to  $1.48345 $ 6,500   0.84%    1.35%  to   1.80%    4.76% to    5.24%
December 31, 2004   4,543 $1.09631 to  $1.41041 $ 5,563   0.76%    1.35%  to   1.80%   15.67% to   16.19%

                            Prudential SP AIM Core Equity Portfolio (expired May 1, 2008)
                   -----------------------------------------------------------------------------------
December 31, 2008       0 $0.00000 to  $0.00000 $     0   0.00%    1.40%  to   1.75%   -1.60% to   -1.49%
December 31, 2007   1,415 $0.86694 to  $1.61162 $ 1,665   1.08%    1.40%  to   1.75%    5.96% to    6.33%
December 31, 2006   1,573 $0.81701 to  $1.51572 $ 1,732   0.92%    1.40%  to   1.75%   14.06% to   14.46%
December 31, 2005   1,618 $0.71523 to  $1.32432 $ 1,558   1.00%    1.40%  to   1.75%    2.83% to    3.19%
December 31, 2004   1,570 $0.69448 to  $1.28343 $ 1,437   0.43%    1.40%  to   1.75%    6.92% to    7.30%

                              Prudential SP Strategic Partners Focused Growth Portfolio
                   -----------------------------------------------------------------------------------
December 31, 2008   1,417 $0.49862 to  $0.99972 $ 1,130   0.00%    1.35%  to   1.80%  -39.51% to  -39.24%
December 31, 2007   1,531 $0.82266 to  $1.64616 $ 1,996   0.00%    1.35%  to   1.80%   13.19% to   13.69%
December 31, 2006   1,791 $0.72531 to  $1.44859 $ 2,025   0.00%    1.35%  to   1.80%   -2.41% to   -1.98%
December 31, 2005   1,649 $0.74182 to  $1.47863 $ 1,895   0.00%    1.35%  to   1.80%   13.12% to   13.61%
December 31, 2004   1,403 $0.65454 to  $1.30209 $ 1,308   0.00%    1.35%  to   1.80%    8.63% to    9.11%

                                      A57

                              At year ended                             For year ended
                   ------------------------------------  -----------------------------------------------
                                                  Net    Investment
                   Units       Unit Value        Assets    Income   Expense Ratio**     Total Return***
                   (000s)   Lowest -- Highest    (000s)    Ratio*   Lowest -- Highest  Lowest -- Highest
                   ------ ---------------------  ------- ---------- -----------------  ------------------
                                        Prudential SP Mid Cap Growth Portfolio
                   ------------------------------------------------------------------------------------
December 31, 2008   4,401 $0.41982 to  $ 1.02887 $ 3,109   0.00%    1.35%  to   1.80%  -43.58% to  -43.34%
December 31, 2007   5,266 $0.74257 to  $ 1.81642 $ 6,643   0.22%    1.35%  to   1.80%   14.14% to   14.65%
December 31, 2006   5,977 $0.64927 to  $ 1.58504 $ 6,527   0.00%    1.35%  to   1.80%   -3.67% to   -3.25%
December 31, 2005   6,188 $0.67270 to  $ 1.63898 $ 6,979   0.00%    1.35%  to   1.80%    3.41% to    3.84%
December 31, 2004   4,158 $0.64925 to  $ 1.57888 $ 4,028   0.00%    1.40%  to   1.80%   17.43% to   17.91%

                                     SP Prudential U.S. Emerging Growth Portfolio
                   ------------------------------------------------------------------------------------
December 31, 2008   4,497 $0.68135 to  $ 1.48767 $ 5,091   0.30%    1.35%  to   1.80%  -37.36% to  -37.08%
December 31, 2007   5,536 $1.08548 to  $ 2.36566 $ 9,816   0.26%    1.35%  to   1.80%   14.74% to   15.25%
December 31, 2006   7,525 $0.94423 to  $ 2.05363 $12,332   0.00%    1.35%  to   1.80%    7.65% to    8.13%
December 31, 2005   6,567 $0.87543 to  $ 1.90014 $ 9,620   0.00%    1.35%  to   1.80%   15.70% to   16.21%
December 31, 2004   5,270 $0.75197 to  $ 1.63587 $ 6,538   0.00%    1.35%  to   1.80%   19.25% to   19.78%

                                 Prudential SP Conservative Asset Allocation Portfolio
                   ------------------------------------------------------------------------------------
December 31, 2008  15,168 $1.05128 to  $ 9.33063 $18,879   3.21%    1.40%  to   2.35%  -22.04% to  -21.31%
December 31, 2007  18,008 $1.33928 to  $11.93943 $28,209   3.02%    1.40%  to   2.35%    6.86% to    7.88%
December 31, 2006  19,203 $1.24461 to  $11.14515 $27,840   3.49%    1.40%  to   2.35%    6.18% to    7.17%
December 31, 2005  21,039 $1.16409 to  $ 1.27471 $27,938   1.23%    1.40%  to   1.85%    3.99% to    4.46%
December 31, 2004  16,343 $1.11728 to  $ 1.22048 $19,172   1.11%    1.40%  to   1.80%    6.96% to    7.40%

                                   Prudential SP Balanced Asset Allocation Portfolio
                   ------------------------------------------------------------------------------------
December 31, 2008  33,413 $0.91140 to  $ 8.67879 $43,092   2.48%    1.40%  to   2.35%  -30.19% to  -29.53%
December 31, 2007  40,174 $1.29599 to  $12.38975 $72,093   2.21%    1.40%  to   2.35%    6.83% to    7.85%
December 31, 2006  42,592 $1.20428 to  $11.55811 $70,630   2.62%    1.40%  to   2.35%    8.15% to    9.17%
December 31, 2005  45,670 $1.10537 to  $ 1.38790 $67,604   0.81%    1.40%  to   1.85%    5.66% to    6.13%
December 31, 2004  30,709 $1.04368 to  $ 1.30793 $37,367   0.62%    1.40%  to   1.75%    9.18% to    9.55%

                                    Prudential SP Growth Asset Allocation Portfolio
                   ------------------------------------------------------------------------------------
December 31, 2008  20,266 $0.75897 to  $ 7.99800 $26,816   1.71%    1.40%  to   2.35%  -37.82% to  -37.24%
December 31, 2007  23,637 $1.21163 to  $12.81910 $48,721   1.45%    1.40%  to   2.35%    6.71% to    7.71%
December 31, 2006  25,947 $1.12704 to  $11.97192 $50,984   1.87%    1.40%  to   2.35%   10.30% to   11.34%
December 31, 2005  28,438 $1.01435 to  $ 1.48911 $48,063   0.52%    1.40%  to   1.85%    7.26% to    7.74%
December 31, 2004  20,304 $0.94337 to  $ 1.38211 $24,855   0.34%    1.40%  to   1.80%   11.07% to   11.50%

                              Prudential SP Aggressive Growth Asset Allocation Portfolio
                   ------------------------------------------------------------------------------------
December 31, 2008   2,711 $0.63456 to  $ 1.09146 $ 2,692   1.08%    1.40%  to   1.75%  -43.18% to  -42.98%
December 31, 2007   3,381 $1.11516 to  $ 1.91433 $ 5,934   0.92%    1.40%  to   1.75%    7.31% to    7.69%
December 31, 2006   3,647 $1.03769 to  $ 1.77768 $ 5,938   1.87%    1.40%  to   1.75%   12.31% to   12.70%
December 31, 2005   3,702 $0.92254 to  $ 1.57741 $ 5,285   0.16%    1.40%  to   1.75%    8.58% to    8.97%
December 31, 2004   3,055 $0.84838 to  $ 1.44765 $ 3,959   0.05%    1.40%  to   1.75%   12.79% to   13.17%

                                     Prudential SP International Growth Portfolio
                   ------------------------------------------------------------------------------------
December 31, 2008   3,161 $0.50582 to  $ 1.22951 $ 2,916   1.64%    1.35%  to   1.80%  -51.18% to  -50.96%
December 31, 2007   3,565 $1.03403 to  $ 2.50846 $ 6,708   0.69%    1.35%  to   1.80%   17.42% to   17.94%
December 31, 2006   3,624 $0.87888 to  $ 2.12789 $ 5,794   1.80%    1.35%  to   1.80%   18.92% to   19.44%
December 31, 2005   3,396 $0.73762 to  $ 1.78245 $ 4,577   0.55%    1.35%  to   1.80%   14.33% to   14.85%
December 31, 2004   2,719 $0.64383 to  $ 1.55290 $ 3,018   0.18%    1.35%  to   1.80%   14.47% to   14.98%

                                      Prudential SP International Value Portfolio
                   ------------------------------------------------------------------------------------
December 31, 2008   2,902 $0.76784 to  $ 1.29318 $ 3,162   2.81%    1.40%  to   1.80%  -45.05% to  -44.83%
December 31, 2007   3,194 $1.39477 to  $ 2.34427 $ 6,327   1.67%    1.40%  to   1.80%   15.99% to   16.44%
December 31, 2006   4,332 $1.20011 to  $ 2.01320 $ 7,709   1.34%    1.40%  to   1.80%   26.81% to   27.32%
December 31, 2005   3,678 $0.94447 to  $ 1.58122 $ 4,989   0.42%    1.40%  to   1.80%   11.77% to   12.21%
December 31, 2004   3,232 $0.84346 to  $ 1.40924 $ 3,812   0.36%    1.40%  to   1.80%   13.76% to   14.21%

                                     Evergreen VA Diversified Capital Builder Fund
                   ------------------------------------------------------------------------------------
December 31, 2008       0 $0.73547 to  $ 0.73547 $     0   0.00%    1.75%  to   1.75%  -46.46% to  -46.46%
December 31, 2007       0 $1.37364 to  $ 1.37364 $     0   4.33%    1.75%  to   1.75%    4.84% to    4.84%
December 31, 2006      12 $1.31026 to  $ 1.31026 $    16   2.47%    1.75%  to   1.75%    7.96% to    7.96%
December 31, 2005      12 $1.21366 to  $ 1.21366 $    14   5.88%    1.75%  to   1.75%    3.48% to    3.48%

                                               Evergreen VA Growth Fund
                   ------------------------------------------------------------------------------------
December 31, 2008       0 $1.08667 to  $ 1.08667 $     0   0.00%    1.75%  to   1.75%  -42.14% to  -42.14%
December 31, 2007       0 $1.87820 to  $ 1.87820 $     0   0.00%    1.75%  to   1.75%    9.12% to    9.12%
December 31, 2006       7 $1.72118 to  $ 1.72118 $    12   0.00%    1.75%  to   1.75%    9.13% to    9.13%
December 31, 2005       7 $1.57716 to  $ 1.57716 $    11   0.00%    1.75%  to   1.75%    4.70% to    4.70%
December 31, 2004       2 $1.50638 to  $ 1.50638 $     3   0.00%    1.75%  to   1.75%   11.90% to   11.90%

                                      A58

                               At year ended                             For year ended
                   -------------------------------------  -----------------------------------------------
                                                   Net    Investment
                   Units        Unit Value        Assets    Income   Expense Ratio**     Total Return***
                   (000s)   Lowest -- Highest     (000s)    Ratio*   Lowest -- Highest  Lowest -- Highest
                   ------ ----------------------  ------- ---------- -----------------  ------------------
                                                Evergreen VA Omega Fund
                   -------------------------------------------------------------------------------------
December 31, 2008     230 $ 1.17503 to  $ 1.19263 $   271   0.00%    1.50%  to   1.75%  -28.45% to  -28.27%
December 31, 2007     240 $ 1.64226 to  $ 1.66265 $   394   0.54%    1.50%  to   1.75%   10.02% to   10.30%
December 31, 2006     243 $ 1.49266 to  $ 1.50745 $   363   0.00%    1.50%  to   1.75%    4.20% to    4.46%
December 31, 2005     310 $ 1.43256 to  $ 1.44315 $   444   0.21%    1.50%  to   1.75%    2.06% to    2.32%
December 31, 2004     308 $ 1.40369 to  $ 1.41046 $   433   0.00%    1.50%  to   1.75%    5.37% to    5.62%

                                            Evergreen VA Special Values Fund
                   -------------------------------------------------------------------------------------
December 31, 2008      26 $ 1.17850 to  $ 1.19598 $    31   0.92%    1.50%  to   1.75%  -32.50% to  -32.32%
December 31, 2007      51 $ 1.74582 to  $ 1.76723 $    89   1.02%    1.50%  to   1.75%   -9.12% to   -8.89%
December 31, 2006     127 $ 1.92092 to  $ 1.93974 $   246   0.77%    1.50%  to   1.75%   19.46% to   19.76%
December 31, 2005     133 $ 1.60796 to  $ 1.61969 $   215   1.09%    1.50%  to   1.75%    8.86% to    9.13%
December 31, 2004     122 $ 1.47705 to  $ 1.48416 $   180   1.86%    1.50%  to   1.75%   18.31% to   18.60%

                                         Evergreen VA International Equity Fund
                   -------------------------------------------------------------------------------------
December 31, 2008      16 $10.97015 to  $11.10802 $   180   0.00%    1.50%  to   1.75%  -42.49% to  -42.35%
December 31, 2007      16 $19.07684 to  $19.26907 $   315   2.04%    1.50%  to   1.75%   13.01% to   13.29%
December 31, 2006      28 $16.88024 to  $17.00827 $   469   3.74%    1.50%  to   1.75%   21.05% to   21.35%
December 31, 2005      28 $13.94505 to  $14.01626 $   387   2.49%    1.50%  to   1.75%   14.01% to   14.29%
December 31, 2004      23 $12.23173 to  $12.26411 $   281   1.99%    1.50%  to   1.75%   17.16% to   17.45%

                                        Evergreen VA Fundamental Large Cap Fund
                   -------------------------------------------------------------------------------------
December 31, 2008      25 $ 9.29707 to  $ 9.41399 $   236   1.42%    1.50%  to   1.75%  -34.01% to  -33.84%
December 31, 2007      28 $14.08787 to  $14.22990 $   399   1.10%    1.50%  to   1.75%    6.42% to    6.68%
December 31, 2006      33 $13.23816 to  $13.33854 $   439   1.28%    1.50%  to   1.75%   10.74% to   11.01%
December 31, 2005      33 $11.95425 to  $12.01541 $   398   1.01%    1.50%  to   1.75%    7.14% to    7.41%
December 31, 2004      28 $11.15728 to  $11.18687 $   310   1.64%    1.50%  to   1.75%    7.33% to    7.60%

                       AST AllianceBernstein Growth & Income Portfolio (available March 14, 2005)
                   -------------------------------------------------------------------------------------
December 31, 2008      70 $ 6.59044 to  $ 7.21408 $   477   1.69%    1.15%  to   2.05%  -41.88% to  -41.36%
December 31, 2007      49 $11.34013 to  $12.29954 $   583   1.24%    1.15%  to   2.05%    3.00% to    3.93%
December 31, 2006      29 $11.82341 to  $11.87604 $   339   0.72%    1.50%  to   1.75%   15.26% to   15.54%
December 31, 2005  11,426 $10.26647 to  $10.27867 $   117   0.00%    1.50%  to   1.65%    2.11% to    2.23%

                       AST American Century Income & Growth Portfolio (available March 14, 2005)
                   -------------------------------------------------------------------------------------
December 31, 2008      82 $ 6.92900 to  $ 7.53614 $   605   2.14%    1.15%  to   1.80%  -35.90% to  -35.49%
December 31, 2007      79 $10.80965 to  $11.72224 $   908   2.60%    1.15%  to   1.80%   -1.88% to   -1.25%
December 31, 2006      32 $11.85903 to  $11.91171 $   365   1.33%    1.50%  to   1.75%   14.85% to   15.13%
December 31, 2005      18 $10.32542 to  $10.34593 $   181   0.00%    1.50%  to   1.75%    2.57% to    2.78%

                    AST Schroders Multi-Asset World Strategies Portfolio (available March 14, 2005)
                   -------------------------------------------------------------------------------------
December 31, 2008     262 $ 7.35331 to  $ 8.26716 $ 2,074   2.23%    1.15%  to   2.40%  -31.83% to  -27.07%
December 31, 2007     103 $11.31065 to  $12.00848 $ 1,204   5.35%    1.15%  to   2.40%    6.35% to    7.67%
December 31, 2006      12 $11.11094 to  $11.18026 $   132   0.69%    1.40%  to   1.75%    7.79% to    8.16%
December 31, 2005       5 $10.31658 to  $10.33700 $    51   0.00%    1.40%  to   1.65%    2.74% to    2.94%

                             AST Cohen & Steers Realty Portfolio (available March 14, 2005)
                   -------------------------------------------------------------------------------------
December 31, 2008      70 $ 6.07516 to  $ 8.21151 $   495   4.81%    1.15%  to   1.80%  -36.20% to  -35.79%
December 31, 2007      85 $ 9.52250 to  $12.82033 $   951   4.16%    1.15%  to   1.80%  -21.36% to  -20.85%
December 31, 2006      53 $16.13799 to  $16.23834 $   832   0.84%    1.40%  to   1.75%   34.39% to   34.85%
December 31, 2005      19 $12.00823 to  $12.04155 $   227   0.00%    1.40%  to   1.75%   18.34% to   18.67%

                               AST UBS Dynamic Alpha Portfolio (available March 14, 2005)
                   -------------------------------------------------------------------------------------
December 31, 2008   1,404 $ 8.04051 to  $ 9.52935 $12,483   0.29%    1.15%  to   2.40%  -20.61% to  -18.55%
December 31, 2007     227 $10.54506 to  $11.72906 $ 2,569   2.46%    1.15%  to   2.40%   -0.46% to    0.78%
December 31, 2006       3 $11.64691 to  $11.64691 $    38   2.23%    1.50%  to   1.50%    9.50% to    9.50%
December 31, 2005       2 $10.63623 to  $10.64464 $    23   0.00%    1.40%  to   1.50%    6.20% to    6.28%

                             AST DeAm Large-Cap Value Portfolio (available March 14, 2005)
                   -------------------------------------------------------------------------------------
December 31, 2008      86 $ 6.73868 to  $ 7.95205 $   608   2.50%    1.15%  to   1.80%  -38.41% to  -38.01%
December 31, 2007      65 $10.94144 to  $12.86054 $   749   1.24%    1.15%  to   1.80%   -0.62% to    0.02%
December 31, 2006      52 $12.80982 to  $12.88954 $   601   0.43%    1.40%  to   1.75%   19.64% to   20.05%
December 31, 2005       4 $10.70700 to  $10.72814 $    43   0.00%    1.50%  to   1.75%    6.17% to    6.38%

                                      A59

                              At year ended                              For year ended
                   ------------------------------------   -----------------------------------------------
                                                    Net   Investment
                   Units         Unit Value        Assets   Income   Expense Ratio**     Total Return***
                   (000s)    Lowest -- Highest     (000s)   Ratio*   Lowest -- Highest  Lowest -- Highest
                   ------  ----------------------  ------ ---------- -----------------  ------------------
                      AST Neuberger Berman Small-Cap Growth Portfolio (available March 14, 2005)
                   ------------------------------------------------------------------------------------
December 31, 2008    29    $ 6.21411 to  $ 7.28449 $  189    0.00%   1.15%  to   2.15%  -43.75% to  -43.19%
December 31, 2007    17    $11.00942 to  $12.85490 $  197    0.00%   1.15%  to   1.80%   16.60% to   17.36%
December 31, 2006     8    $10.91273 to  $10.98080 $   85    0.00%   1.40%  to   1.75%    5.91% to    6.27%
December 31, 2005     5    $10.30402 to  $10.33264 $   56    0.00%   1.40%  to   1.75%    2.93% to    3.21%

                   AST DeAm Small-Cap Value Portfolio (available March 14, 2005, and expired July 18, 2008)
                   ------------------------------------------------------------------------------------
December 31, 2008     0    $ 0.00000 to  $ 0.00000 $    0    2.46%   1.15%  to   1.80%   -8.44% to   -8.12%
December 31, 2007    47    $ 8.43897 to  $ 9.62921 $  420    1.55%   1.15%  to   1.80%  -19.23% to  -18.71%
December 31, 2006    19    $11.80116 to  $11.87455 $  216    0.25%   1.40%  to   1.75%   17.90% to   18.30%
December 31, 2005    11    $10.00979 to  $10.03757 $  105    0.01%   1.40%  to   1.75%   -0.35% to   -0.08%

                                  AST High Yield Portfolio (available March 14, 2005)
                   ------------------------------------------------------------------------------------
December 31, 2008   158    $ 7.42367 to  $ 7.97763 $1,243    9.02%   1.15%  to   1.80%  -26.86% to  -25.76%
December 31, 2007   147    $10.62868 to  $10.86456 $1,579   10.58%   1.15%  to   1.80%    0.66% to    1.31%
December 31, 2006   116    $10.68405 to  $10.75063 $1,243    7.09%   1.40%  to   1.75%    8.46% to    8.83%
December 31, 2005    74    $ 9.85089 to  $ 9.87825 $  726    0.10%   1.40%  to   1.75%   -1.26% to   -0.99%

                         AST Federated Aggressive Growth Portfolio (available March 14, 2005)
                   ------------------------------------------------------------------------------------
December 31, 2008    69    $ 5.96393 to  $ 7.39352 $  465    0.00%   1.15%  to   1.90%  -45.14% to  -44.73%
December 31, 2007    67    $10.85969 to  $13.40975 $  825    0.00%   1.15%  to   1.80%    9.24% to    9.94%
December 31, 2006    56    $12.15183 to  $12.22751 $  650    0.00%   1.40%  to   1.75%   10.97% to   11.36%
December 31, 2005    35    $10.95012 to  $10.98052 $  385    0.00%   1.40%  to   1.75%    9.52% to    9.82%

                                AST Mid-Cap Value Portfolio (available March 14, 2005)
                   ------------------------------------------------------------------------------------
December 31, 2008    63    $ 6.37746 to  $ 7.22665 $  423    1.11%   1.15%  to   2.15%  -39.43% to  -38.83%
December 31, 2007    51    $10.49274 to  $11.84309 $  566    0.40%   1.15%  to   1.80%    0.93% to    1.58%
December 31, 2006    30    $11.61572 to  $11.68807 $  333    0.38%   1.40%  to   1.75%   12.28% to   12.67%
December 31, 2005    13    $10.34492 to  $10.37369 $  137    0.00%   1.40%  to   1.75%    2.78% to    3.07%

                               AST Small-Cap Value Portfolio (available March 14, 2005)
                   ------------------------------------------------------------------------------------
December 31, 2008   137    $ 6.69183 to  $ 8.14863 $  977    1.14%   1.15%  to   1.90%  -31.03% to  -30.52%
December 31, 2007    73    $ 9.69280 to  $11.75648 $  758    1.15%   1.15%  to   1.80%   -7.29% to   -6.69%
December 31, 2006    39    $12.55205 to  $12.63027 $  443    0.18%   1.40%  to   1.75%   17.99% to   18.39%
December 31, 2005     7    $10.63867 to  $10.66828 $   73    0.00%   1.40%  to   1.75%    5.87% to    6.17%

                      AST Goldman Sachs Concentrated Growth Portfolio (available March 14, 2005)
                   ------------------------------------------------------------------------------------
December 31, 2008   116    $ 6.73082 to  $ 7.74360 $  833    0.15%   1.15%  to   1.90%  -41.38% to  -40.95%
December 31, 2007   108    $11.47169 to  $13.14587 $1,339    0.00%   1.15%  to   1.80%   11.97% to   12.69%
December 31, 2006    43    $11.62213 to  $11.69442 $  467    0.00%   1.40%  to   1.75%    8.10% to    8.48%
December 31, 2005    14    $10.75090 to  $10.78065 $  150    0.05%   1.40%  to   1.75%    7.16% to    7.45%

                         AST Goldman Sachs Mid-Cap Growth Portfolio (available March 14, 2005)
                   ------------------------------------------------------------------------------------
December 31, 2008    91    $ 6.72291 to  $ 7.63476 $  638    0.00%   1.15%  to   1.90%  -41.90% to  -41.47%
December 31, 2007    78    $11.55954 to  $13.07586 $  965    0.00%   1.15%  to   1.80%   17.23% to   17.98%
December 31, 2006    55    $11.04128 to  $11.11019 $  596    0.00%   1.40%  to   1.75%    4.45% to    4.81%
December 31, 2005    40    $10.57054 to  $10.60000 $  428    0.00%   1.40%  to   1.75%    5.72% to    6.01%

                               AST Large-Cap Value Portfolio (available March 14, 2005)
                   ------------------------------------------------------------------------------------
December 31, 2008   594    $ 6.02732 to  $ 6.82177 $3,908    2.14%   1.15%  to   1.90%  -42.58% to  -39.90%
December 31, 2007   153    $10.48704 to  $11.82253 $1,670    1.37%   1.15%  to   1.80%   -4.71% to   -4.10%
December 31, 2006    89    $12.28149 to  $12.35800 $1,051    0.63%   1.40%  to   1.75%   16.43% to   16.83%
December 31, 2005    50    $10.54870 to  $10.57804 $  523    0.00%   1.40%  to   1.75%    4.68% to    4.97%

                          AST Lord Abbett Bond-Debenture Portfolio (available March 14, 2005)
                   ------------------------------------------------------------------------------------
December 31, 2008   187    $ 7.75694 to  $ 8.54833 $1,586    7.72%   1.15%  to   1.80%  -24.61% to  -22.56%
December 31, 2007   164    $10.91333 to  $11.29424 $1,839    7.30%   1.15%  to   1.80%    4.20% to    4.87%
December 31, 2006    93    $10.72896 to  $10.79596 $  995    4.48%   1.40%  to   1.75%    7.92% to    8.29%
December 31, 2005    64    $ 9.94204 to  $ 9.96176 $  638    0.14%   1.50%  to   1.75%   -0.57% to   -0.37%

                            AST Marsico Capital Growth Portfolio (available March 14, 2005)
                   ------------------------------------------------------------------------------------
December 31, 2008   338    $ 6.26305 to  $ 7.27809 $2,337    0.51%   1.15%  to   1.80%  -44.66% to  -39.89%
December 31, 2007   168    $11.52992 to  $13.09923 $2,074    0.20%   1.15%  to   1.80%   12.92% to   13.65%
December 31, 2006   123    $11.48278 to  $11.55444 $1,367    0.04%   1.40%  to   1.75%    5.40% to    5.76%
December 31, 2005    68    $10.89480 to  $10.92526 $  739    0.00%   1.40%  to   1.75%    7.59% to    7.89%

                                      A60

                               At year ended                             For year ended
                   -------------------------------------  -----------------------------------------------
                                                   Net    Investment
                   Units        Unit Value        Assets    Income   Expense Ratio**     Total Return***
                   (000s)   Lowest -- Highest     (000s)    Ratio*   Lowest -- Highest  Lowest -- Highest
                   ------ ----------------------  ------- ---------- -----------------  ------------------
                                  AST MFS Growth Portfolio (available March 14, 2005)
                   -------------------------------------------------------------------------------------
December 31, 2008     57  $ 7.34079 to  $ 8.28286 $   449   0.30%    1.15%  to   1.80%  -37.43% to  -37.03%
December 31, 2007     18  $11.73220 to  $13.19875 $   228   0.03%    1.15%  to   1.80%   13.06% to   13.79%
December 31, 2006     29  $11.58767 to  $11.63919 $   317   0.00%    1.50%  to   1.75%    7.78% to    8.05%
December 31, 2005     10  $10.75107 to  $10.77243 $   103   0.00%    1.50%  to   1.75%    7.12% to    7.33%

                        AST Neuberger Berman Mid-Cap Growth Portfolio (available March 14, 2005)
                   -------------------------------------------------------------------------------------
December 31, 2008    109  $ 6.83068 to  $ 8.62745 $   836   0.00%    1.15%  to   2.15%  -44.38% to  -43.83%
December 31, 2007     84  $12.23897 to  $15.39741 $ 1,180   0.00%    1.15%  to   1.80%   20.03% to   20.81%
December 31, 2006     51  $12.69768 to  $12.77698 $   607   0.00%    1.40%  to   1.75%   12.10% to   12.49%
December 31, 2005     16  $11.32716 to  $11.35869 $   185   0.00%    1.40%  to   1.75%   12.65% to   12.96%

                     AST Neuberger Berman / LSV Mid-Cap Value Portfolio (available March 14, 2005)
                   -------------------------------------------------------------------------------------
December 31, 2008    143  $ 5.83598 to  $ 6.90162 $   900   1.73%    1.15%  to   1.80%  -43.28% to  -42.92%
December 31, 2007    129  $10.28916 to  $12.12014 $ 1,454   0.81%    1.15%  to   1.80%    1.34% to    1.99%
December 31, 2006     94  $11.83925 to  $11.91306 $ 1,084   0.39%    1.40%  to   1.75%    8.85% to    9.23%
December 31, 2005     55  $10.87658 to  $10.90682 $   604   0.00%    1.40%  to   1.75%    8.53% to    8.83%

                          AST PIMCO Limited Maturity Bond Portfolio (available March 14, 2005)
                   -------------------------------------------------------------------------------------
December 31, 2008    270  $ 9.71676 to  $10.83660 $ 2,892   5.62%    1.15%  to   1.80%   -2.91% to   -0.03%
December 31, 2007    148  $10.66071 to  $10.86715 $ 1,594   5.28%    1.15%  to   1.80%    4.90% to    5.58%
December 31, 2006    110  $10.25413 to  $10.31847 $ 1,125   2.74%    1.40%  to   1.75%    2.04% to    2.39%
December 31, 2005     75  $10.04905 to  $10.07733 $   756   0.03%    1.40%  to   1.75%    0.50% to    0.78%

                         AST AllianceBernstein Core Value Portfolio (available March 14, 2005)
                   -------------------------------------------------------------------------------------
December 31, 2008     78  $ 5.98171 to  $ 6.73924 $   501   3.24%    1.15%  to   1.80%  -42.91% to  -42.55%
December 31, 2007     81  $10.47838 to  $11.75873 $   911   2.55%    1.15%  to   1.80%   -5.28% to   -4.67%
December 31, 2006     16  $12.28871 to  $12.34339 $   195   0.90%    1.50%  to   1.75%   19.27% to   19.56%
December 31, 2005      5  $10.30367 to  $10.32416 $    54   0.00%    1.50%  to   1.75%    2.22% to    2.43%

                                   AST QMA US Equity Alpha (available March 14, 2005)
                   -------------------------------------------------------------------------------------
December 31, 2008    100  $ 6.29304 to  $ 7.04101 $   652   2.27%    1.00%  to   1.80%  -39.80% to  -39.32%
December 31, 2007     85  $10.75145 to  $11.65038 $   931   1.94%    1.15%  to   1.80%    0.27% to    0.92%
December 31, 2006     25  $11.50163 to  $11.57321 $   272   0.55%    1.40%  to   1.75%   10.67% to   11.05%
December 31, 2005      6  $10.39288 to  $10.42169 $    66   0.00%    1.40%  to   1.75%    3.42% to    3.70%

                        AST T. Rowe Price Natural Resources Portfolio (available March 14, 2005)
                   -------------------------------------------------------------------------------------
December 31, 2008    333  $ 6.65868 to  $ 9.18555 $ 2,681   0.61%    1.15%  to   1.90%  -50.92% to  -50.55%
December 31, 2007    330  $13.55366 to  $18.62348 $ 5,662   0.66%    1.15%  to   1.80%   38.01% to   38.90%
December 31, 2006    235  $13.34553 to  $13.44068 $ 3,031   0.27%    1.40%  to   1.80%   13.82% to   14.27%
December 31, 2005    125  $11.72986 to  $11.76236 $ 1,468   0.00%    1.40%  to   1.75%   17.27% to   17.59%

                        AST T. Rowe Price Asset Allocation Portfolio (available March 14, 2005)
                   -------------------------------------------------------------------------------------
December 31, 2008  1,437  $ 7.74163 to  $ 8.78196 $11,921   1.95%    1.15%  to   2.40%  -27.68% to  -23.34%
December 31, 2007    621  $11.09246 to  $12.03647 $ 7,244   2.40%    1.15%  to   2.40%    3.82% to    5.11%
December 31, 2006     58  $11.30993 to  $11.49135 $   656   1.21%    1.50%  to   2.40%    9.86% to   10.83%
December 31, 2005      5  $10.34748 to  $10.36801 $    56   0.00%    1.50%  to   1.75%    3.18% to    3.38%

                               AST MFS Global Equity Portfolio (available March 14, 2005)
                   -------------------------------------------------------------------------------------
December 31, 2008     46  $ 7.73203 to  $ 9.03881 $   374   1.20%    1.15%  to   1.90%  -35.22% to  -34.74%
December 31, 2007     51  $11.92451 to  $13.88494 $   653   2.68%    1.15%  to   1.80%    7.46% to    8.15%
December 31, 2006     31  $12.79078 to  $12.87030 $   376   0.40%    1.40%  to   1.75%   22.17% to   22.59%
December 31, 2005     13  $10.46963 to  $10.49866 $   136   0.00%    1.40%  to   1.75%    5.05% to    5.34%

                         AST JPMorgan International Equity Portfolio (available March 14, 2005)
                   -------------------------------------------------------------------------------------
December 31, 2008    119  $ 6.54565 to  $ 8.06508 $   847   2.58%    1.15%  to   1.90%  -42.48% to  -42.05%
December 31, 2007    101  $11.36747 to  $13.95132 $ 1,284   1.73%    1.15%  to   1.80%    7.50% to    8.19%
December 31, 2006     69  $12.84720 to  $12.92733 $   848   0.74%    1.40%  to   1.75%   20.69% to   21.10%
December 31, 2005     17  $10.64502 to  $10.67460 $   181   0.00%    1.40%  to   1.75%    7.38% to    7.67%
                           AST T. Rowe Price Global Bond Portfolio (available March 14, 2005)
                   -------------------------------------------------------------------------------------
December 31, 2008    160  $ 9.44110 to  $10.80461 $ 1,667   4.52%    1.15%  to   1.80%   -5.95% to   -3.54%
December 31, 2007     92  $10.62669 to  $11.20170 $   996   2.92%    1.15%  to   1.80%    7.70% to    8.39%
December 31, 2006     58  $ 9.86229 to  $ 9.92364 $   580   1.18%    1.40%  to   1.75%    4.45% to    4.81%
December 31, 2005     26  $ 9.44213 to  $ 9.46839 $   244   0.30%    1.40%  to   1.75%   -5.10% to   -4.83%

                                      A61

                               At year ended                              For year ended
                   --------------------------------------  -----------------------------------------------
                                                    Net    Investment
                   Units        Unit Value         Assets    Income   Expense Ratio**     Total Return***
                   (000s)   Lowest -- Highest      (000s)    Ratio*   Lowest -- Highest  Lowest -- Highest
                   ------ ----------------------  -------- ---------- -----------------  ------------------
                         AST Aggressive Asset Allocation Portfolio (available December 5, 2005)
                   --------------------------------------------------------------------------------------
December 31, 2008     296 $ 6.48888 to  $ 7.01024 $  1,988   0.72%    1.15%  to   2.15%  -43.54% to  -42.98%
December 31, 2007     321 $11.45397 to  $12.32551 $  3,816   0.16%    1.15%  to   1.80%    7.61% to    8.31%
December 31, 2006     201 $11.36629 to  $11.40838 $  2,245   0.00%    1.40%  to   1.75%   13.70% to   14.09%
December 31, 2005      11 $ 9.99667 to  $ 9.99933 $    109   0.00%    1.40%  to   1.75%   -0.02% to    0.00%

                       AST Capital Growth Asset Allocation Portfolio (available December 5, 2005)
                   --------------------------------------------------------------------------------------
December 31, 2008   7,656 $ 6.97189 to  $ 7.79077 $ 57,872   0.96%    1.15%  to   2.65%  -36.62% to  -31.11%
December 31, 2007   7,141 $11.26366 to  $12.14221 $ 84,864   0.23%    1.15%  to   2.75%    6.78% to    8.48%
December 31, 2006   3,861 $11.10359 to  $11.22130 $ 42,817   0.00%    1.40%  to   2.40%   11.02% to   12.11%
December 31, 2005      65 $10.00213 to  $10.00855 $    652   0.00%    1.50%  to   2.50%    0.04% to    0.10%

                     AST Academic Strategies Asset Allocation Portfolio (available December 5, 2005)
                   --------------------------------------------------------------------------------------
December 31, 2008  10,411 $ 7.20298 to  $ 7.99594 $ 80,836   1.14%    1.00%  to   2.40%  -33.43% to  -28.71%
December 31, 2007   9,980 $10.91282 to  $11.89376 $116,304   0.37%    1.00%  to   2.40%    6.64% to    7.96%
December 31, 2006   5,593 $10.92810 to  $11.04402 $ 61,064   0.00%    1.40%  to   2.40%    9.15% to   10.23%
December 31, 2005     190 $10.01214 to  $10.01855 $  1,903   0.00%    1.50%  to   2.50%    0.14% to    0.20%

                          AST Balanced Asset Allocation Portfolio (available December 5, 2005)
                   --------------------------------------------------------------------------------------
December 31, 2008   6,523 $ 7.42670 to  $ 8.27064 $ 52,641   1.01%    1.15%  to   2.40%  -30.37% to  -26.37%
December 31, 2007   5,009 $11.24456 to  $11.76251 $ 58,099   0.40%    1.15%  to   2.40%    6.51% to    7.83%
December 31, 2006   1,998 $10.82085 to  $10.93553 $ 21,644   0.00%    1.40%  to   2.40%    7.97% to    9.04%
December 31, 2005     140 $10.02210 to  $10.02853 $  1,408   0.00%    1.50%  to   2.50%    0.24% to    0.30%

                        AST Preservation Asset Allocation Portfolio (available December 5, 2005)
                   --------------------------------------------------------------------------------------
December 31, 2008   2,403 $ 8.57497 to  $ 9.09941 $ 21,353   0.78%    1.00%  to   2.40%  -21.37% to  -20.28%
December 31, 2007     882 $11.11502 to  $11.45988 $  9,942   0.32%    1.15%  to   2.40%    6.16% to    7.48%
December 31, 2006     431 $10.57706 to  $10.68916 $  4,569   0.00%    1.40%  to   2.40%    5.44% to    6.47%
December 31, 2005      33 $10.03209 to  $10.03852 $    334   0.00%    1.50%  to   2.35%    0.34% to    0.40%

                            AST First Trust Balanced Target Portfolio (available May 1, 2006)
                   --------------------------------------------------------------------------------------
December 31, 2008   1,611 $ 7.05881 to  $ 7.34272 $ 11,611   2.06%    1.15%  to   2.65%  -36.18% to  -35.23%
December 31, 2007     993 $11.06059 to  $11.35095 $ 11,119   0.55%    1.15%  to   2.65%    5.74% to    7.32%
December 31, 2006     337 $10.52149 to  $10.59531 $  3,555   0.00%    1.50%  to   2.40%    5.24% to    5.97%

                    AST First Trust Capital Appreciation Target Portfolio (available March 20, 2006)
                   --------------------------------------------------------------------------------------
December 31, 2008   1,205 $ 6.41884 to  $ 6.74838 $  7,954   1.20%    1.15%  to   2.65%  -42.24% to  -41.38%
December 31, 2007     979 $11.11363 to  $11.52104 $ 11,130   0.29%    1.15%  to   2.65%    8.53% to   10.14%
December 31, 2006     340 $10.42368 to  $10.49631 $  3,547   0.00%    1.50%  to   2.40%    4.26% to    4.98%

                              AST Advanced Strategies Portfolio (available March 20, 2006)
                   --------------------------------------------------------------------------------------
December 31, 2008   2,220 $ 7.60358 to  $ 7.98587 $ 17,350   1.77%    1.15%  to   2.65%  -31.62% to  -30.60%
December 31, 2007   1,280 $11.11930 to  $11.53588 $ 14,537   0.53%    1.15%  to   2.65%    6.67% to    8.26%
December 31, 2006     461 $10.60042 to  $10.68200 $  4,891   0.00%    1.50%  to   2.40%    6.02% to    6.84%

                          AST T. Rowe Price Large-Cap Growth Portfolio (available May 1, 2006)
                   --------------------------------------------------------------------------------------
December 31, 2008     282 $ 6.21674 to  $ 6.60360 $  1,770   0.14%    1.15%  to   1.90%  -41.68% to  -38.77%
December 31, 2007      40 $11.11888 to  $11.23891 $    445   0.14%    1.15%  to   1.80%    6.31% to    7.00%
December 31, 2006      28 $10.45877 to  $10.50381 $    290   0.00%    1.15%  to   1.80%    5.22% to    5.67%

                                   AST Money Market Portfolio (available May 1, 2006)
                   --------------------------------------------------------------------------------------
December 31, 2008     328 $10.09598 to  $10.76754 $  3,490   2.30%    1.15%  to   2.30%    0.20% to    1.34%
December 31, 2007     122 $10.40843 to  $10.62479 $  1,284   4.67%    1.15%  to   2.40%    2.43% to    3.70%
December 31, 2006      17 $10.20125 to  $10.24522 $    173   3.26%    1.15%  to   1.80%    2.02% to    2.45%

                                 AST Small-Cap Growth Portfolio (available May 1, 2006)
                   --------------------------------------------------------------------------------------
December 31, 2008     259 $ 6.63894 to  $ 6.77186 $  1,750   0.00%    1.15%  to   1.90%  -36.21% to  -33.33%
December 31, 2007      11 $10.42523 to  $10.53785 $    114   0.00%    1.15%  to   1.80%    5.25% to    5.93%
December 31, 2006       4 $ 9.90555 to  $ 9.94820 $     39   0.00%    1.15%  to   1.80%    0.01% to    0.43%

                              AST Pimco Total Return Bond Portfolio (available May 1, 2006)
                   --------------------------------------------------------------------------------------
December 31, 2008     377 $ 9.41587 to  $10.69755 $  3,968   3.46%    1.15%  to   1.90%   -5.98% to   -3.37%
December 31, 2007     189 $10.95233 to  $11.07079 $  2,078   3.06%    1.15%  to   1.80%    6.38% to    7.07%
December 31, 2006      94 $10.29524 to  $10.33968 $    968   0.00%    1.15%  to   1.80%    3.25% to    3.69%

                                AST International Value Portfolio (available May 1, 2006)
                   --------------------------------------------------------------------------------------
December 31, 2008      72 $ 6.84949 to  $ 7.03242 $    499   2.55%    1.15%  to   2.15%  -45.18% to  -44.64%
December 31, 2007      91 $12.56729 to  $12.70293 $  1,152   1.64%    1.15%  to   1.80%   15.71% to   16.46%
December 31, 2006      27 $10.86090 to  $10.90770 $    293   0.00%    1.15%  to   1.80%    8.50% to    8.96%

                                      A62

                               At year ended                             For year ended
                   -------------------------------------  -----------------------------------------------
                                                   Net    Investment
                   Units        Unit Value        Assets    Income   Expense Ratio**     Total Return***
                   (000s)   Lowest -- Highest     (000s)    Ratio*   Lowest -- Highest  Lowest -- Highest
                   ------ ----------------------  ------- ---------- -----------------  ------------------
                               AST International Growth Portfolio (available May 1, 2006)
                   -------------------------------------------------------------------------------------
December 31, 2008     76  $ 5.56317 to  $ 6.16356 $   463   1.43%    1.15%  to   1.80%  -51.11% to  -44.91%
December 31, 2007     60  $12.39320 to  $12.52703 $   749   0.52%    1.15%  to   1.80%   16.94% to   17.69%
December 31, 2006     43  $10.59814 to  $10.64379 $   453   0.00%    1.15%  to   1.80%    6.07% to    6.52%

                            Gartmore NVIT Developing Markets Fund (available March 14, 2005)
                   -------------------------------------------------------------------------------------
December 31, 2008    168  $ 9.31057 to  $ 9.43370 $ 1,579   0.74%    1.40%  to   1.75%  -58.59% to  -58.44%
December 31, 2007    230  $22.48208 to  $22.70075 $ 5,203   0.30%    1.40%  to   1.75%   41.03% to   41.52%
December 31, 2006     42  $15.94128 to  $16.04073 $   676   0.58%    1.40%  to   1.75%   32.27% to   32.72%
December 31, 2005     14  $12.05243 to  $12.08600 $   163   0.34%    1.40%  to   1.75%   21.98% to   22.32%

                        AST Western Asset Core Plus Bond Portfolio (available November 19, 2007)
                   -------------------------------------------------------------------------------------
December 31, 2008     43  $ 9.12808 to  $ 9.32157 $   399   0.13%    1.30%  to   1.80%   -8.80% to   -6.61%
December 31, 2007      3  $ 9.98048 to  $ 9.98048 $    31   0.00%    1.60%  to   1.60%   -0.18% to   -0.18%

                            AST Investment Grade Bond Portfolio (available January 28, 2008)
                   -------------------------------------------------------------------------------------
December 31, 2008  4,157  $10.72041 to  $10.78453 $44,675   0.00%    1.15%  to   1.80%    7.22% to    7.86%

                                  AST Bond Portfolio 2018 (available January 28, 2008)
                   -------------------------------------------------------------------------------------
December 31, 2008      6  $12.00012 to  $12.07153 $    75   0.00%    1.50%  to   2.15%   20.02% to   20.73%

                                  AST Bond Portfolio 2019 (available January 28, 2008)
                   -------------------------------------------------------------------------------------
December 31, 2008      3  $12.06868 to  $12.16291 $    41   0.00%    1.30%  to   2.15%   20.71% to   21.64%

                               AST Global Real Estate Portfolio (available July 21, 2008)
                   -------------------------------------------------------------------------------------
December 31, 2008      1  $ 6.10058 to  $ 6.11016 $     5   0.00%    1.80%  to   2.15%  -40.04% to  -39.95%

                            AST Parametric Emerging Markets Equity (available July 21, 2008)
                   -------------------------------------------------------------------------------------
December 31, 2008      2  $ 5.57715 to  $ 5.57838 $    11   0.00%    1.50%  to   1.55%  -44.79% to  -44.78%

                                AST Focus Four Plus Portfolio (available July 21, 2008)
                   -------------------------------------------------------------------------------------
December 31, 2008     30  $ 7.45733 to  $ 7.47907 $   222   0.00%    1.50%  to   2.15%  -25.41% to  -25.20%

                     Franklin Templeton VIP Founding Funds Allocation Fund (available May 1, 2008)
                   -------------------------------------------------------------------------------------
December 31, 2008    486  $ 6.61132 to  $ 6.66608 $ 3,230   3.31%    1.15%  to   2.40%  -34.40% to  -33.86%

                         AST Goldman Sachs Small-Cap Value Portfolio (available July 21, 2008)
                   -------------------------------------------------------------------------------------
December 31, 2008      4  $ 7.62336 to  $ 7.64561 $    30   0.00%    1.50%  to   2.15%  -24.02% to  -23.80%

                           AST CLS Growth Asset Allocation Portfolio (available May 1, 2008)
                   -------------------------------------------------------------------------------------
December 31, 2008    240  $ 6.66587 to  $ 6.72112 $ 1,608   0.03%    1.15%  to   2.40%  -34.00% to  -33.45%

                          AST CLS Moderate Asset Allocation Portfolio (available May 1, 2008)
                   -------------------------------------------------------------------------------------
December 31, 2008    135  $ 7.31182 to  $ 7.37228 $   991   0.03%    1.15%  to   2.40%  -27.47% to  -26.87%

                         AST Horizon Growth Asset Allocation Portfolio (available May 1, 2008)
                   -------------------------------------------------------------------------------------
December 31, 2008     61  $ 7.11750 to  $ 7.16470 $   435   0.01%    1.15%  to   2.15%  -29.61% to  -29.15%

                        AST Horizon Moderate Asset Allocation Portfolio (available May 1, 2008)
                   -------------------------------------------------------------------------------------
December 31, 2008    238  $ 7.57974 to  $ 7.64237 $ 1,815   0.01%    1.15%  to   2.40%  -24.87% to  -24.25%

                     AST Niemann Capital Growth Asset Allocation Portfolio (available May 1, 2008)
                   -------------------------------------------------------------------------------------
December 31, 2008     44  $ 7.47127 to  $ 7.53310 $   330   0.01%    1.15%  to   2.40%  -26.05% to  -25.44%

                                     ProFund VP Industrials (available May 1, 2008)
                   -------------------------------------------------------------------------------------
December 31, 2008      1  $ 6.10367 to  $ 6.10367 $     6   0.16%    1.50%  to   1.50%  -39.96% to  -39.96%

        --------
        * These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. This ratio excludes those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

                                      A63

        ** These ratios represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.

        ***These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Investment options with a date notation indicate the effective date of that investment option in the Account, the total return is calculated for each of the five years in the period ended December 31, 2008 or from the effective date of the subaccount through the end of the reporting period. Product designs within a subaccount with an effective date during a period were excluded from the range of total return for that period.

        A.  Mortality Risk and Expense Risk Charges

        The mortality risk and expense risk changes are applied daily against the net assets of the separate account attributable to each of the contracts. Mortality risk is that annuitants may live longer than estimated and expense risk is that the cost of issuing and administering the contracts may exceed related charges by Pruco Life of New Jersey. The mortality risk and expense risk charges are assessed through the reduction in unit values.

        B.  Administration Charge

        The administration charge is applied daily against the net assets held in each subaccount. Administration charges include costs associated with issuing the contract, establishing and maintaining records, and providing reports to contract owners. This charge is assessed through the redemption of units.

Asset-Based
Charge Level  Description of When Applicable
------------  -----------------------------------------------------------------
   0.95%      Premier Bb Series - No Optional Benefits
   1.15%      Premier B Series - No Optional Benefits
   1.20%      Premier Bb Series with HAV
   1.30%      Premier Bb Series - with HD GRO
   1.35%      Discovery Choice Basic - No Optional Benefits
   1.40%      No Optional Benefits
               Discovery Select Variable Annuity (0.15% Admin and 1.25% M&E)
               Strategic Partners Annuity One
               Strategic Partners Annuity One Enhanced - Non Bonus Version
               Strategic Partners Annuity One Enhanced III - Non Bonus Version
               Strategic Partners Plus
               Strategic Partners Plus Enhanced - Non Bonus Version
               Strategic Partners Plus Enhanced III - Non Bonus Version
               Strategic Partners Advisor
   1.45%      Premier Bb Series with Combo or HDV or GMIB
   1.50%      No Optional Benefits
               Strategic Partners Annuity One Enhanced - Bonus Version
               Strategic Partners Annuity One Enhanced III - Bonus Version
               Strategic Partners Plus Enhanced - Bonus Version
               Strategic Partners Plus Enhanced III - Bonus Version
               Premier L Series
              Premier B Series with HD GRO
   1.52%      Strategic Partners Select GMDB with Step Up and Roll Up
   1.55%      Premier X Series - No Optional Benefits
              Premier Bb Series with LT5 or HD5
              Premier Bb Series with HD GRO and HAV

                                      A64

Asset-Based
Charge Level  Description of When Applicable
------------  ----------------------------------------------------------------------------------------------
   1.60%      No Optional Benefits
               Strategic Partners FlexElite
              GMDB Annual Step Up or 5% Roll Up
               Strategic Partners Annuity One
               Strategic Partners Annuity One Enhanced - Non Bonus Version
               Strategic Partners Plus
               Strategic Partners Plus Enhanced - Non Bonus Version
   1.65%      Discovery Choice Enhanced - No Optional Benefit
              GMDB Annual Step Up or 5% Roll Up
               Strategic Partners Annuity One Enhanced III - Non Bonus Version
               Strategic Partners Plus Enhanced III - Non Bonus Version
              Strategic Partners Advisor with GMDB with Step Up and Roll Up
              Premier B Series with HDV
              Premier B Series with Roll-up & HAV
   1.70%      GMDB Annual Step Up or 5% Roll Up
               Strategic Partners Annuity One Enhanced - Bonus Version
               Strategic Partners Plus Enhanced - Bonus Version
              GMDB with-Greater of Roll Up and Step Up
               Strategic Partners Annuity One
               Strategic Partners Annuity One Enhanced - Non Bonus Version
               Strategic Partners Plus Enhanced - Non Bonus Version
              GMDB with Step Up and Roll Up
               Strategic Partners Plus
               Strategic Partners Plus Enhanced - Non Bonus Version
              Premier Bb Series with SLT5 and GMIB and HAV
   1.75%      Premier B Series with LT5 or HD5
              GMDB Annual Step Up or 5% Roll Up
               Strategic Partners Annuity One Enhanced III - Bonus Version
               Strategic Partners Plus Enhanced III - Bonus Version
              Premier B Series with HD GRO and HAV
   1.80%      Strategic Partners FlexElite with GMDB Annual Step Up or 5% Roll Up
              Strategic Partners Plus Enhanced - Bonus Version with GMDB with Step Up and Roll Up
              Strategic Partners Annuity One Enhanced - Bonus Version with GMDB with Greater of Roll Up and
              Step Up
              Premier Bb Series with LT5 or HD5 and HAV
              Premier Bb Series with HD GRO and GMDB Annual Step Up or 5% Roll Up
   1.85%      Premier L Series with HD GRO
   1.90%      Premier B Series with SLT5
              Strategic Partners FlexElite with GMDB with Greater of Roll Up and Step Up
              Premier X Series with HD GRO
   1.95%      Premier Bb Series with GMIB and HDV or Combo
   2.00%      With LT5 or HD5
               Strategic Partners Annuity One Enhanced - Non Bonus Version
               Strategic Partners Annuity One Enhanced III - Non Bonus Version
               Strategic Partners Plus Enhanced - Non Bonus Version
               Strategic Partners Plus Enhanced III - Non Bonus Version
               Strategic Partners Advisor
              Premier L Series with HDV
              Premier L Series with Roll-up & HAV
              Premier B Series with HD GRO and GMDB Annual Step Up or 5% Roll Up
   2.05%      Premier X Series with HDV
              Premier X Series with Roll-up & HAV
              Premier Bb Series with LT5 or HD5 and Combo or HDV
   2.10%      With LT5 or HD5
               Strategic Partners Annuity One Enhanced - Bonus Version
               Strategic Partners Annuity One Enhanced III - Bonus Version
               Strategic Partners Plus Enhanced - Bonus Version
               Strategic Partners Plus Enhanced III - Bonus Version
               Premier L Series
              Premier L Series with HD GRO and HAV

                                      A65

Asset-Based
Charge Level  Description of When Applicable
------------  -------------------------------------------------------------------------------------------
   2.15%      With SLT5
               Strategic Partners Annuity One Enhanced III - Non Bonus Version
               Strategic Partners Plus Enhanced III - Non Bonus Version
              Premier X Series with LT5 or HD5
              Premier X Series with HD GRO and HAV
   2.20%      With LT5 or HD5 and GMDB Annual Step Up or 5% Roll Up
               Strategic Partners Annuity One Enhanced - Non Bonus Version
               Strategic Partners Plus Enhanced - Non Bonus Version
   2.25%      With SLT5
               Premier L Series
               Strategic Partners Annuity One Enhanced III - Bonus Version
               Strategic Partners Plus Enhanced III - Bonus Version
              With LT5 or HD5 and GMDB Annual Step Up or 5% Roll Up
               Strategic Partners Annuity One Enhanced III - Non Bonus Version
               Strategic Partners Plus Enhanced III - Non Bonus Version
              Strategic Partners Advisor with LT5 or HD5 and GMDB with Step Up and Roll Up
              Premier B Series with LT5 or HD5 and HDV
              Premier B Series with LT5 or HD5 and Roll-up & HAV
   2.30%      Premier X Series with SLT5
              Strategic Partners Plus Enhanced - Non Bonus Version with LT5 or HD5 and GMDB with Step Up and Roll Up
              With LT5 or HD5 and GMDB with Greater of Roll Up and Step Up
               Strategic Partners Annuity One Enhanced - Non Bonus Version
              With LT5 or HD5 and GMDB Annual Step Up or 5% Roll Up
               Strategic Partners Annuity One Enhanced - Bonus Version
               Strategic Partners Plus Enhanced - Bonus Version
   2.35%      With LT5 or HD5 and GMDB Annual Step Up or 5% Roll Up
               Strategic Partners Annuity One Enhanced III - Bonus Version
               Strategic Partners Plus Enhanced III - Bonus Version
              Premier L Series with HD GRO and GMDB Annual Step Up or 5% Roll Up
   2.40%      With LT5 or HD5 and GMDB with Greater of Roll Up and Step Up
               Strategic Partners Annuity One Enhanced - Bonus Version
              With LT5 or HD5 and GMDB with Step Up and Roll Up
               Strategic Partners Plus Enhanced - Bonus Version
              Premier X Series with HD GRO and GMDB Annual Step Up or 5% Roll Up
   2.60%      Premier L Series with LT5 or HD5 and HDV
              Premier L Series with LT5 or HD5 and Roll-up & HAV
   2.65%      Premier X Series with LT5 or HD5 and HDV
              Premier X Series with LT5 or HD5 and Roll-up & HAV

        C.  Withdrawal Charges

        A withdrawal charge may be made upon full or partial contract owner redemptions. The charge compensates Pruco Life of New Jersey for paying all of the expenses of selling and distributing the contracts, including sales commissions, printing of prospectuses, sales administration, preparation of sales literature, and other promotional activities. No withdrawal charge is imposed whenever earnings are withdrawn. The range for withdrawal charges is 0%-8%. The charge is assessed through the redemption of units.

        D.   Other Related Charges

        For Highest Daily Lifetime Seven, Highest Daily Lifetime Seven with Beneficiary Income Option, Highest Daily Lifetime Seven with Lifetime Income Accelerator, Spousal Highest Daily Lifetime Seven and Spousal Lifetime Seven with Beneficiary Income Option, the fee is a percentage of the Protected Withdrawal Value that is deducted pro rata from the Sub-accounts on a quarterly basis.

                                      A66

Note 8: Other

        Contract owner net payments--represent contract owner contributions under the Variable Annuity Policies reduced by applicable deductions, charges, and state premium taxes.

        Annuity payments--represent periodic payments distributed under the terms of the policy.

        Surrenders, withdrawals, and death benefits--are payments to contract owners and beneficiaries made under the terms of the Variable Annuity Policies, and amounts that contract owners have requested to be withdrawn or paid to them.

        Net transfers between other subaccounts or fixed rate options--are amounts that contract owners have directed to be moved among subaccounts, including permitted transfers to and from the Guaranteed Interest Account and Market Value Adjustment.

                                      A67

            Report of Independent Registered Public Accounting Firm

To the Contract Owners of
Pruco Life of New Jersey Flexible Premium Variable Annuity Account and the Board of Directors of Pruco Life Insurance Company of New Jersey

In our opinion, the accompanying statements of net assets and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of the subaccounts listed in Note 1 of the Pruco Life of New Jersey Flexible Premium Variable Annuity Account at December 31, 2008, and the results of each of their operations and the changes in each of their net assets for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the management of Pruco Life Insurance Company of New Jersey. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of fund shares owned at December 31, 2008 with the transfer agents of the investee mutual funds, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
New York, New York
April 9, 2009

                                      A68

                  PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
                           Financial Statements and
            Report of Independent Registered Public Accounting Firm

                          December 31, 2008 and 2007

                  PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY

                         INDEX TO FINANCIAL STATEMENTS

Financial Statements                                                     Page No.
--------------------                                                     --------
Management's Annual Report on Internal Control Over Financial Reporting   F - 2

Report of Independent Registered Public Accounting Firm                   F - 3

Financial Statements:

Statements of Financial Position - December 31, 2008 and 2007             F - 4

Statements of Operations and Comprehensive Income
  Years ended December 31, 2008, 2007 and 2006                            F - 5

Statements of Stockholder's Equity
  Years ended December 31, 2008, 2007 and 2006                            F - 6

Statements of Cash Flows
  Years ended December 31, 2008, 2007 and 2006                            F - 7

Notes to the Financial Statements                                         F - 8

    Management's Annual Report on Internal Control Over Financial Reporting

Management of Pruco Life Insurance Company of New Jersey ("the Company") is responsible for establishing and maintaining adequate internal control over financial reporting. Management conducted an assessment of the effectiveness, as of December 31, 2008, of the Company's internal control over financial reporting, based on the framework established in Internal Control - Integrated Framework Issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment under that framework, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2008.

Our internal control over financial reporting is a process designed by or under the supervision of our principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report.

March 16, 2009

            Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Pruco Life Insurance Company of New Jersey

In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Pruco Life Insurance Company of New Jersey (an indirect, wholly owned subsidiary of The Prudential Insurance Company of America) at December 31, 2008 and December 31, 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2 of the financial statements, the Company adopted a framework for measuring fair value on January 1, 2008. Also, the Company changed its method of accounting for uncertainty in income taxes and for deferred acquisition costs in connection with modifications or exchanges of insurance contracts on January 1, 2007.

/s/ PricewaterhouseCoopers LLP
New York, New York
March 16, 2009

Pruco Life Insurance Company of New Jersey

Statements of Financial Position
As of December 31, 2008 and 2007 (in thousands, except share amounts)
--------------------------------------------------------------------------------

                                                                                                           2008        2007
                                                                                                        ----------  ----------
ASSETS
Fixed maturities available for sale, at fair value (amortized cost, 2008 - $865,995 ; 2007 - $898,932). $  796,022  $  903,520

Equity securities available for sale, at fair value (amortized cost, 2008$4,143: $; 2007: $4,143)......      2,809       4,408

Policy loans...........................................................................................    169,924     166,373
Short term investments.................................................................................      8,137      12,376
Commercial loans.......................................................................................    147,395     101,583
Other long term investments............................................................................      7,797       5,631
                                                                                                        ----------  ----------
   Total investments...................................................................................  1,132,084   1,193,891
Cash and cash equivalents..............................................................................     69,811      33,185
Deferred policy acquisition costs......................................................................    326,806     273,144
Accrued investment income..............................................................................     15,025      14,182
Reinsurance recoverables...............................................................................    301,336     186,587
Receivables from parent and affiliates.................................................................     50,377      43,920
Deferred sales inducements.............................................................................     28,014      21,957
Other assets...........................................................................................      4,226       3,217
Separate account assets................................................................................  2,306,566   2,926,421
                                                                                                        ----------  ----------
TOTAL ASSETS........................................................................................... $4,234,245  $4,696,504
                                                                                                        ==========  ==========

LIABILITIES AND STOCKHOLDER'S EQUITY
LIABILITIES
Policyholders' account balances........................................................................    910,344     805,605
Future policy benefits and other policyholder liabilities..............................................    458,129     312,637
Cash collateral for loaned securities..................................................................     16,131      26,060
Securities sold under agreement to repurchase..........................................................     22,496      14,621
Income taxes payable...................................................................................     66,793      86,328
Short term debt from affiliates........................................................................        100      55,863
Payables to parent and affiliates......................................................................      9,822       8,304
Other liabilities......................................................................................     29,546      34,226
Separate account liabilities...........................................................................  2,306,566   2,926,421
                                                                                                        ----------  ----------
Total liabilities...................................................................................... $3,819,927  $4,270,065
                                                                                                        ----------  ----------

COMMITMENTS AND CONTINGENT LIABILITIES (See Note 12)

STOCKHOLDER'S EQUITY
Common stock, ($5 par value; 400,000 shares, authorized; issued and outstanding;.......................      2,000       2,000
Additional Paid-in capital.............................................................................    168,998     168,998
Retained earnings......................................................................................    273,964     252,259
Accumulated other comprehensive income.................................................................    (30,644)      3,182
                                                                                                        ----------  ----------
Total stockholder's equity.............................................................................    414,318     426,439
                                                                                                        ----------  ----------
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY............................................................. $4,234,245  $4,696,504
                                                                                                        ==========  ==========

                       See Notes to Financial Statements

Pruco Life Insurance Company of New Jersey

Statements of Operations and Comprehensive Income
Years Ended December 31, 2008, 2007 and 2006 (in thousands)
--------------------------------------------------------------------------------

                                                                                                    2008      2007      2006
                                                                                                  --------  --------  --------
REVENUES

Premiums......................................................................................... $ 14,903  $ 12,442  $  8,947
Policy charges and fee income....................................................................   75,712    76,851    59,650
Net investment income............................................................................   68,001    66,705    65,628
Realized investment gains/(losses), net..........................................................  (26,955)   (2,201)  (13,900)
Asset administration fees........................................................................    7,395     6,968     6,086
Other income.....................................................................................    5,154     4,203     3,079
                                                                                                  --------  --------  --------

Total revenues...................................................................................  144,210   164,968   129,490
                                                                                                  --------  --------  --------

BENEFITS AND EXPENSES

Policyholders' benefits..........................................................................   30,454    16,747    16,900
Interest credited to policyholders' account balances.............................................   30,684    31,525    30,394
General, administrative and other expenses.......................................................   57,249    60,947    31,785
                                                                                                  --------  --------  --------

Total benefits and expenses......................................................................  118,387   109,219    79,079
                                                                                                  --------  --------  --------

Income from operations before income taxes                                                          25,823    55,749    50,411
                                                                                                  --------  --------  --------

Income taxes:
   Current.......................................................................................    1,033    12,044      (596)
   Deferred......................................................................................    3,085     3,502    12,073
                                                                                                  --------  --------  --------
Total income tax expense.........................................................................    4,118    15,546    11,477
                                                                                                  --------  --------  --------

NET INCOME.......................................................................................   21,705    40,203    38,934
                                                                                                  --------  --------  --------

Change in net unrealized investment (losses)/ gains and changes in foreign currency translation,
  net of taxes...................................................................................  (33,826)     (849)    3,196
                                                                                                  --------  --------  --------

COMPREHENSIVE (LOSS)/INCOME...................................................................... $(12,121) $ 39,354  $ 42,130
                                                                                                  ========  ========  ========

                       See Notes to Financial Statements

Pruco Life Insurance Company of New Jersey

Statements of Stockholder's Equity
Years Ended December 31, 2008, 2007 and 2006 (in thousands)
--------------------------------------------------------------------------------

                             Accumulated Other Comprehensive Income Gain (Loss)

                                                                                       Net         Total
                                                                          Foreign   Unrealized  Accumulated
                                                   Additional            Currency   Investment     Other         Total
                                            Common  Paid-in   Retained  Translation   Gains    Comprehensive Stockholder's
                                            Stock   Capital   Earnings  Adjustments   (Loss)   Income (Loss)    Equity
                                            ------ ---------- --------  ----------- ---------- ------------- -------------
Balance, January 1, 2006................... $2,000  $168,689  $173,584     $ --      $    835    $    835      $345,108

Net income.................................     --        --    38,934       --            --          --        38,934

Stock-based compensation programs..........     --        --        --       --            --          --            --

Cumulative effect of change in accounting
  principles, net of taxes.................     --        --        --       29            --          29            29

Change in net unrealized investment
  (losses), net of taxes...................                                             3,167       3,167         3,167
                                            ------  --------  --------     ----      --------    --------      --------

Balance, December 31, 2006................. $2,000  $168,689  $212,518     $ 29      $  4,002    $  4,031      $387,238

Net income.................................     --        --    40,203       --            --          --        40,203

Stock-based compensation programs..........     --       309        --       --            --          --           309

Cumulative effect of change in accounting
  principles, net of taxes.................     --        --      (462)      --            --          --          (462)

Change in foreign currency translation
  adjustments, net of taxes................     --        --        --       79            --          79            79

Change in net unrealized investment gains,
  net of taxes.............................     --        --        --       --          (928)       (928)         (928)
                                            ------  --------  --------     ----      --------    --------      --------
Balance, December 31, 2007................. $2,000  $168,998  $252,259     $108      $  3,074    $  3,182      $426,439

Net income.................................     --        --    21,705       --            --          --        21,705

Change in foreign currency translation
  adjustments, net of taxes................     --        --        --      (82)           --         (82)          (82)

Change in net unrealized investment
  (losses), net of taxes...................     --        --        --       --       (33,744)    (33,744)      (33,744)
                                            ------  --------  --------     ----      --------    --------      --------
Balance, December 31, 2008 2007............ $2,000  $168,998  $273,964     $ 26      $(30,670)   $(30,644)     $414,318
                                            ======  ========  ========     ====      ========    ========      ========

                       See Notes to Financial Statements

Pruco Life Insurance Company of New Jersey

Statements of Cash Flows
Years Ended December 31, 2008, 2007 and 2006 (in thousands)
--------------------------------------------------------------------------------

                                                                                                   2008       2007       2006
                                                                                                ---------  ---------  ----------
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES:
   Net income.................................................................................. $  21,705  $  40,203  $   38,934
   Adjustments to reconcile net income to net cash (used in) provided by operating activities:...............................................................................
       Policy charges and fee income...........................................................   (20,623)   (18,072)    (11,894)
       Interest credited to policyholders' account balances....................................    30,685     31,525      30,394
       Realized investment losses (gains), net.................................................    26,955      2,201      13,900
       Amortization and other non-cash items...................................................    (1,115)      (785)        874
       Change in:..............................................................................
          Future policy benefits and other insurance liabilities...............................   134,888     62,600      46,631
          Reinsurance recoverable..............................................................  (114,749)   (51,577)    (42,733)
          Accrued investment income............................................................      (842)      (583)      2,635
          Receivables from parent and affiliates...............................................    (4,125)   (14,183)      2,459
          Payable to parent and affiliates.....................................................     1,518      5,927        (487)
          Deferred policy acquisition costs....................................................   (11,286)   (15,117)    (33,979)
          Income taxes payable.................................................................    (1,323)      (828)     12,707
          Deferred sales inducements...........................................................    (6,057)    (3,065)     (5,395)
          Other, net...........................................................................    (6,930)   (11,796)      6,832
                                                                                                ---------  ---------  ----------
Cash Flows From (USED IN) Operating Activities.................................................    48,701     26,450      60,878
                                                                                                ---------  ---------  ----------

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:
   Proceeds from the sale/maturity/prepayment of:..............................................
       Fixed maturities available for sale.....................................................   248,848    276,137   1,038,341
       Policy loans............................................................................    18,682     18,356      17,070
       Commercial loans........................................................................     2,571      1,003         633
   Payments for the purchase of:...............................................................
       Fixed maturities available for sale.....................................................  (234,739)  (254,782)   (981,995)
       Policy loans............................................................................   (14,948)   (16,983)    (15,012)
       Commercial loans........................................................................   (44,424)   (54,057)    (29,360)
   Notes from parent and affiliates, net.......................................................    (3,417)   (10,060)     (9,576)
   Other long term investments, net............................................................    (1,870)    (3,043)     (1,786)
   Short term investments, net.................................................................     4,227     (1,123)     12,258
                                                                                                ---------  ---------  ----------
Cash Flows From (USED IN) Investing Activities.................................................   (25,070)   (44,552)     30,573
                                                                                                ---------  ---------  ----------

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:

   Policyholders' account deposits.............................................................   307,531    236,972     237,496
   Policyholders' account withdrawals..........................................................  (233,394)  (282,630)   (259,645)
   Net change in securities sold under agreement to repurchase and cash collateral for loaned
     securities, net...........................................................................    (2,054)     8,464     (56,022)
   Net change in financing arrangements (maturities 90 days or less)...........................   (59,088)    28,938     (69,777)
                                                                                                ---------  ---------  ----------
Cash Flows From (USED IN) Financing Activities.................................................    12,995     (8,256)   (147,948)
                                                                                                ---------  ---------  ----------

   Net increase (decrease) in cash and cash equivalents........................................    36,626    (26,358)    (56,497)
   Cash and cash equivalents, beginning of year................................................    33,185     59,543     116,040
                                                                                                ---------  ---------  ----------
CASH AND CASH EQUIVALENTS, END OF YEAR......................................................... $  69,811  $  33,185  $   59,543
                                                                                                =========  =========  ==========

SUPPLEMENTAL CASH FLOW INFORMATION

Income taxes paid(refunded).................................................................... $   5,441  $  16,373  $   (1,230)
                                                                                                ---------  ---------  ----------

Interest paid.................................................................................. $     556  $     536  $    1,077
                                                                                                ---------  ---------  ----------

                       See Notes to Financial Statements

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

1. BUSINESS

Pruco Life Insurance Company of New Jersey, or "the Company," is a stock life insurance company organized in 1982 under the laws of the state of New Jersey. The Company is licensed to sell interest-sensitive individual life insurance, variable life insurance, term insurance, variable annuities, and fixed annuities contracts only in the states of New Jersey and New York.

The Company is a wholly owned subsidiary of Pruco Life Insurance Company, or "Pruco Life", a stock life insurance company organized in 1971 under the laws of the state of Arizona. Pruco Life, in turn, is a wholly owned subsidiary of The Prudential Insurance Company of America, or "Prudential Insurance", an insurance company founded in 1875 under the laws of the state of New Jersey. On December 18, 2001, ("the date of demutualization"), Prudential Insurance converted from a mutual life insurance company to a stock life insurance company and became an indirect wholly owned subsidiary of Prudential Financial, Inc., or "Prudential Financial."

The Company is engaged in a business that is highly competitive because of the large number of stock and mutual life insurance companies and other entities engaged in marketing insurance products and individual annuities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or "GAAP". The Company has extensive transactions and relationships with Prudential Insurance and other affiliates, (as more fully described in Note 13 to the Financial Statements). Due to these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The most significant estimates include those used in determining deferred policy acquisition costs and related amortization; valuation of investments including derivatives (in the absence of quoted market values) and the recognition of other-than-temporary impairments; future policy benefits including guarantees; provision for income taxes and valuation of deferred tax assets; and reserves for contingent liabilities, including reserves for losses in connection with unresolved legal matters.

Investments

Fixed maturities are comprised of bonds, notes and redeemable preferred stock. Fixed maturities classified as "available for sale" are carried at fair value. The amortized cost of fixed maturities is adjusted for amortization of premiums and accretion of discounts to maturity. Interest income, as well as the related amortization of premium and accretion of discount is included in "Net investment income" under the effective yield method. For mortgage-backed and asset-backed securities, the effective yield is based on estimated cash flows, including prepayment assumptions based on data from widely accepted third-party data sources or internal estimates. For high credit quality mortgage-backed and asset-backed securities (those rated AA or above), cash flows are provided quarterly, and the amortized cost and effective yield of the security are adjusted as necessary to reflect historical prepayment experience and changes in estimated future prepayments. The adjustments to amortized cost are recorded as a charge or credit to net investment income in accordance with the retrospective method. For asset-backed and mortgage-backed securities rated below AA, the effective yield is adjusted prospectively for any changes in estimated cash flows. The amortized cost of fixed maturities is written down to fair value when a decline in value is considered to be other-than-temporary. See the discussion below on realized investment gains and losses for a description of the accounting for impairments. Unrealized gains and losses on fixed maturities classified as "available for sale," net of tax, and the effect on deferred policy acquisition costs and future policy benefits that would result from the realization of unrealized gains and losses, are included in "Accumulated other comprehensive income (loss)."

Policy loans are carried at unpaid principal balances. Interest income on policy loans is recognized in net investment income at the contract interest rate when earned.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Equity securities are comprised of common stock and non-redeemable preferred stock and are carried at fair value. The associated unrealized gains and losses, net of tax, and the effect on deferred policy acquisition costs and future policy benefits that would result from the realization of unrealized gains and losses, are included in "Accumulated other comprehensive income
(loss)." The cost of equity securities is written down to fair value when a decline in value is considered to be other-than-temporary. See the discussion below on realized investment gains and losses for a description of the accounting for impairments. Dividends from these investments are recognized in "Net investment income" when declared.

Commercial loans are carried at unpaid principal balances, net of unamortized premiums or discounts and an allowance for losses. Interest income, as well as prepayment fees and the amortization of related premiums or discounts, is included in "Net investment income." The allowance for losses includes a loan specific reserve for non-performing loans and a portfolio reserve for probable incurred but not specifically identified losses. Non-performing loans include those loans for which it is probable that amounts due according to the contractual terms of the loan agreement will not all be collected. These loans are measured at the present value of expected future cash flows discounted at the loan's effective interest rate, or at the fair value of the collateral if the loan is collateral dependent. Interest received on non-performing loans, including loans that were previously modified in a troubled debt restructuring, is either applied against the principal or reported as net investment income, according to management's judgment as to the collectibility of principal. Management discontinues accruing interest on non-performing loans after the loans are 90 days delinquent as to principal or interest, or earlier when management has doubts about collectibility. When a loan is recognized as non-performing, any accrued but uncollectible interest is charged to interest income in the period the loan is deemed non-performing. Generally, a loan is restored to accrual status only after all delinquent interest and principal are brought current and, in the case of loans where the payment of interest has been interrupted for a substantial period, a regular payment performance has been established. The portfolio reserve for incurred but not specifically identified losses considers the Company's past loan loss experience, the current credit composition of the portfolio, historical credit migration, property type diversification, default and loss severity statistics and other relevant factors. The changes in the allowance for loan losses, are reported in "Realized investment (losses), net."

Securities repurchase and resale agreements and securities loaned transactions are used to earn spread income, to borrow funds, or to facilitate trading activity. Securities repurchase and resale agreements are generally short term in nature, and therefore, the carrying amounts of these instruments approximate fair value. Securities repurchase and resale agreements are collateralized by cash, U.S. government and government agency securities. Securities loaned are collateralized principally by cash and U.S. government securities. For securities repurchase agreements and securities loaned transactions used to earn spread income, the cash received is typically invested in cash equivalents, short-term investments or fixed maturities.

Securities repurchase and resale agreements that satisfy certain criteria are treated as collateralized financing arrangements. These agreements are carried at the amounts at which the securities will be subsequently resold or reacquired, as specified in the respective agreements. For securities purchased under agreements to resell, the Company's policy is to take possession or control of the securities and to value the securities daily. Securities to be resold are the same, or substantially the same, as the securities received. For securities sold under agreements to repurchase, the market value of the securities to be repurchased is monitored, and additional collateral is obtained where appropriate, to protect against credit exposure. Securities to be repurchased are the same, or substantially the same as those sold. Income and expenses related to these transactions executed within the insurance subsidiary used to earn spread income are reported as "Net investment income," however, for transactions used to borrow funds, the associated borrowing cost is reported as interest expense (included in "General and administrative expenses").

Securities loaned transactions are treated as financing arrangements and are recorded at the amount of cash received. The Company obtains collateral in an amount equal to 102% and 105% of the fair value of the domestic and foreign securities, respectively. The Company monitors the market value of the securities loaned on a daily basis with additional collateral obtained as necessary. Substantially all of the Company's securities loaned transactions are with large brokerage firms. Income and expenses associated with securities loaned transactions used to earn spread income are generally reported as "Net investment income;" however, for securities loaned transactions used for funding purposes the associated rebate is reported as interest expense (included in "General and administrative expenses").

Short-term investments consist of highly liquid debt instruments with a maturity of greater than three months and less than twelve months when purchased. These investments are generally carried at fair value.

Other long-term investments consist of the Company's investments in joint ventures and limited partnerships in which the Company does not exercise control, as well as investments in the Company's own separate accounts, which are carried at fair value, and investment real estate. Joint venture and partnership interests are generally accounted for using the equity method of

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

accounting, except in instances in which the Company's interest is so minor that it exercises virtually no influence over operating and financial policies. In such instances, the Company applies the cost method of accounting. The Company's share of net income from investments in joint ventures and partnerships is generally included in "Net investment income."

Realized investment gains (losses) are computed using the specific identification method. Realized investment gains and losses are generated from numerous sources, including the sale of fixed maturity securities, equity securities, investments in joint ventures and limited partnerships and other types of investments, as well as adjustments to the cost basis of investments for other-than-temporary impairments. Realized investment gains and losses are also generated from prepayment premiums received on private fixed maturity securities, recoveries of principal on previously impaired securities, provisions for losses on and other loans, fair value changes on commercial mortgage loans carried at fair value, fair value changes on embedded derivatives and derivatives that do not qualify for hedge accounting treatment.

The Company's available-for-sale securities with unrealized losses are reviewed quarterly to identify other-than-temporary impairments in value. In evaluating whether a decline in value is other-than-temporary, the Company considers several factors including, but not limited to the following: (1) the extent and the duration of the decline; (2) the reasons for the decline in value (credit event, currency or interest-rate related, including general credit spread widening); (3) the Company's ability and intent to hold the investment for a period of time to allow for a recovery of value; and (4) the financial condition of and near-term prospects of the issuer. In addition, for its impairment review of asset-backed fixed maturity securities with a credit rating below AA, the Company forecasts its best estimate of the prospective future cash flows of the security to determine if the present value of those cash flows, discounted using the effective yield of the most recent interest accrual rate, has decreased from the previous reporting period. When a decrease from the prior reporting period has occurred and the security's fair value is less than its carrying value, the carrying value of the security is reduced to its fair value, with a corresponding charge to earnings. The new cost basis of an impaired security is not adjusted for subsequent increases in estimated fair value. In periods subsequent to the recognition of an other-than-temporary impairment, the impaired security is accounted for as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted into net investment income in future periods based upon the amount and timing of expected future cash flows of the security, if the recoverable value of the investment, based upon reasonably estimable cash flow is greater than the carrying value of the investment after the impairment.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, amounts due from banks, money market instruments, and other debt issues with maturities of three months or less when purchased. The Company also engages in overnight borrowing and lending of funds with Prudential Financial and affiliates which are considered cash and cash equivalents.

Deferred Policy Acquisition Costs

The Company is charged distribution expenses from Prudential Insurance's agency network for both its domestic life and annuity products through a transfer pricing agreement, which is intended to reflect a market based pricing arrangement. These costs include commissions and variable field office expenses. The Company is also allocated costs of policy issuance and underwriting from Prudential Insurance's general and administrative expense allocation system. The Company also is charged commissions from third parties, which are primarily capitalized as deferred acquisition costs ("DAC").

The costs that vary with and that are related primarily to the production of new insurance and annuity business are deferred to the extent such costs are deemed recoverable from future profits. For annuity products, the entire sales-based transfer pricing fee is deemed to be related to the production of new annuity business and is deferred. For life products, there is a look-through into the expenses incurred by Prudential Insurance's agency network and expenses that are considered to be related to the production of new insurance business are deferred. The cost of policy issuance and underwriting are also considered to be related primarily to the production of new insurance and annuity business and are fully deferred.

DAC is subject to recoverability testing at the end of each accounting period. DAC, for applicable products, is adjusted for the impact of unrealized gains or losses on investments as if these gains or losses had been realized, with corresponding credits or charges included in "Accumulated other comprehensive income (loss)."

Policy acquisition costs related to interest-sensitive and variable life products and certain investment-type products are deferred and amortized over the expected life of the contracts (the periods range from 25 to 99 years) in proportion to estimated gross profits arising principally from investment results, mortality and expense margins, and surrender charges and the performance of hedging programs based on historical and anticipated future experience, which is updated periodically.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)


We continue to derive our future rate of return assumptions using a reversion to the mean approach, a common industry practice. Under this approach, we consider actual returns over a period of time and initially adjust future projected returns so that the assets grow at the expected rate of return for the entire period. However, beginning in the fourth quarter of 2008, the projected future rate of return calculated using the reversion to the mean approach was greater than 10.9% on variable life products and 10.5% on variable annuity products, our maximum future rate of return assumption. As a result, we utilized the maximum future rate of return, thereby limiting the impact of the reversion to the mean, and further decreasing our estimate of total gross profits. The effect of changes to estimated gross profits on unamortized deferred acquisition costs is reflected in "General administrative and other expenses" in the period such estimated gross profits are revised.

DAC related to term insurance are amortized over the initial level premium period for Term Elite/Essential business issued before April 2005 and 30 years for the business sold since April 2005.

The Company and Prudential Insurance have offered programs under which policyholders, for a selected product or group of products, can exchange an existing policy or contract issued by the Company or Prudential Insurance for another form of policy or contract. These transactions are known as internal replacements. If policyholders surrender traditional life insurance policies in exchange for life insurance policies that do not have fixed and guaranteed terms, the Company immediately charges to expense an estimate of the remaining unamortized DAC on the surrendered policies. For other internal replacement transactions, the unamortized DAC on the surrendered policies is immediately charged to expense if the terms of the new policies are not substantially similar to those of the former policies. If the new policies have terms that are substantially similar to those of the earlier policies, the DAC is retained with respect to the new policies and amortized over the expected life of the new policies. The Company adopted Statement of Position ("SOP") 05-1 "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" on
January 1, 2007. See "New Accounting Pronouncements."

Reinsurance recoverables

Reinsurance recoverables include corresponding payables and receivables associated with reinsurance arrangements with affiliates. For additional information about these arrangements see Note 13 to the Financial Statements.

Separate account assets and liabilities

Separate account assets are reported at fair value and represent segregated funds, which are invested for certain policyholders, and other customers. The assets consist of equity securities, fixed maturities, real estate related investments, real estate mortgage loans and short-term investments. The assets of each account are legally segregated and are generally not subject to claims that arise out of any other business of the Company. Investment risks associated with market value changes are borne by the customers, except to the extent of minimum guarantees made by the Company with respect to certain accounts. Separate account liabilities represent the contractholder's account balance in separate account assets. See Note 8 to the Financial Statements for additional information regarding separate account arrangements with contractual guarantees. The investment income and gains or losses for separate accounts generally accrue to the policyholders and are not included in the Statements of Operations. Mortality, policy administration and surrender charges assessed against the accounts are included in "Policy charges and fee income." Asset administration fees charged to the accounts are included in "Asset administration fees."

Deferred Sales inducements

The Company provides sales inducements to contractholders, which primarily include an up-front bonus added to the contractholder's initial deposit for certain annuity contracts. These costs are deferred and recognized on the statement of financial position in other assets. They are amortized using the same methodology and assumptions used to amortized deferred policy acquisition costs. The amortization expense is included as a component of interest credited to policyholders' account balances.

Other assets and other liabilities

Other assets consist primarily of premiums due, certain restricted assets, and receivables resulting from sales of securities that had not yet settled at the balance sheet date. Other liabilities consist primarily of accrued expenses, technical overdrafts, and payables resulting from purchases of securities that had not yet been settled at the balance sheet date.

Policyholders' account balances

The Company's liability for policyholders' account balances represents the contract value that has accrued to the benefit of the policyholder as of the balance sheet date. This liability is generally equal to the accumulated account deposits plus interest credited less policyholder withdrawals and other charges assessed against the account balance. These policyholders' account balances also include provision for benefits under non-life contingent payout annuities and certain unearned revenues.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)


Future policy benefits

The Company's liability for future policy benefits is primarily comprised of the present value of estimated future payments to or on behalf of policyholders, where the timing and amount of payment depends on policyholder mortality or morbidity, less the present value of future net premiums. For life insurance, and annuity products, expected mortality or morbidity is generally based on the Company's historical experience or standard industry tables including a provision for the risk of adverse deviation. Interest rate assumptions are based on factors such as market conditions and expected investment returns. Although mortality and morbidity and interest rate assumptions are "locked-in" upon the issuance of new insurance or annuity business with fixed and guaranteed terms, significant changes in experience or assumptions may require the Company to provide for expected future losses on a product by establishing premium deficiency reserves. Premium deficiency reserves, if required, are determined based on assumptions at the time the premium deficiency reserve is established and do not include a provision for the risk of adverse deviation.

The Company's liability for future policy benefits also includes net liabilities for guarantee benefits related to certain nontraditional long-duration life and annuity contracts, which are discussed more fully in
Note 8, and certain unearned revenues.

Contingent Liabilities

Amounts related to contingencies are accrued if it is probable that a liability has been incurred and an amount is reasonably estimable. Management evaluates whether there are incremental legal or other costs directly associated with the ultimate resolution of the matter that are reasonably estimable and, if so, they are included in the accrual.

Insurance Revenue and Expense Recognition

Premiums from individual life products, other than interest-sensitive life contracts, are recognized when due. When premiums are due over a significantly shorter period than the period over which benefits are provided, any gross premium in excess of the net premium (i.e., the portion of the gross premium required to provide for all expected future benefits and expenses) is deferred and recognized into revenue in a constant relationship to insurance in force. Benefits are recorded as an expense when they are incurred. A liability for future policy benefits is recorded when premiums are recognized using the net level premium method.

Certain individual annuity contracts provide the holder a guarantee that the benefit received upon death or annuitization will be no less than a minimum prescribed amount. These benefits are accounted for as insurance contracts and are discussed in further detail in Note 8. The Company also provides contracts with certain living benefits which are considered embedded derivatives. These contracts are discussed in further detail in Note 8.

Amounts received as payment for interest-sensitive individual life contracts, are reported as deposits to "Policyholders' account balances." Revenues from these contracts are reflected in "Policy charges and fee income" consisting primarily of fees assessed during the period against the policyholders' account balances for mortality charges, policy administration charges and surrender charges. In addition to fees, the Company earns investment income from the investment of policyholders' deposits in the Company's general account portfolio. Fees assessed that represent compensation to the Company for services to be provided in future periods and certain other fees are deferred and amortized into revenue over the life of the related contracts in proportion to estimated gross profits. Benefits and expenses for these products include claims in excess of related account balances, expenses of contract administration, interest credited to policyholders' account balances and amortization of DAC.

Premiums, benefits and expenses are stated net of reinsurance ceded to other companies. Estimated reinsurance recoverables and the cost of reinsurance are recognized over the life of the reinsured policies using assumptions consistent with those used to account for the underlying policies.

Asset Administration Fees

The Company receives asset administration fee income from policyholders' account balances invested in The Prudential Series Funds or, "PSF," which are a portfolio of mutual fund investments related to the Company's separate account products. Also the Company receives fee income calculated on contractholder separate account balances invested in the Advanced Series Trust Funds (see Note 13 to the Financial Statements). In addition, the Company receives fees from policyholders' account balances invested in funds managed by companies other than Prudential Insurance. Asset administration fees are recognized as income when earned.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)


Derivative Financial Instruments

Derivatives are financial instruments whose values are derived from interest rates, foreign exchange rates, financial indices, or the value of securities or commodities. Derivative financial instruments used by the Company, may be exchange-traded or contracted in the over-the-counter market. Derivative positions are carried at fair value, generally by obtaining quoted market prices or through the use of valuation models. Values can be affected by changes in interest rates, foreign exchange rates, credit spreads, market volatility, expected returns and liquidity. Values can also be affected by changes in estimates and assumptions including those related to counterparty behavior used in valuation models.

Derivatives are used to manage the characteristics of the Company's asset/liability mix, as well as interest rate and currency characteristics of assets or liabilities. Additionally, derivatives may be used to seek to reduce exposure to interest rate and foreign currency risks associated with assets held or expected to be purchased or sold, and liabilities incurred or expected to be incurred.

Derivatives are recorded within "Other long term investments," in the Statement of Financial Position except for embedded derivatives, which are recorded in the Statement of Financial Position with the associated host contract. As discussed in detail below and in Note 11, all realized and unrealized changes in fair value of derivatives, with the exception of the effective portion of cash flow hedges, are recorded in current earnings. Cash flows from these derivatives are reported in the investing activities section in the Statements of Cash Flows.

The Company designates derivatives as either (1) a hedge of the fair value of a recognized asset or liability or unrecognized firm commitment ("fair value" hedge), (2) a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge), (3) a foreign currency fair value or cash flow hedge ("foreign currency" hedge), or
(4) a derivative entered into as an economic hedge that does not qualified for hedge accounting. During the years ended December 31, 2008, 2007 and 2006 none of the Company's derivatives qualify for hedge accounting treatment.

To qualify for hedge accounting treatment, a derivative must be highly effective in mitigating the designated risk of the hedged item. Effectiveness of the hedge is formally assessed at inception and throughout the life of the hedging relationship. Even if a derivative qualifies for hedge accounting treatment, there may be an element of ineffectiveness of the hedge. Under such circumstances, the ineffective portion is recorded in "Realized investment gains (losses), net."

If a derivative does not qualify for hedge accounting, all changes in its fair value, including net receipts and payments, are included in "Realized investment gains (losses), net" without considering changes in the fair value of the economically associated assets or liabilities.

The Company is a party to financial instruments that may contain derivative instruments that are "embedded" in the financial instruments. At inception, the Company assesses whether the economic characteristics of the embedded derivative are clearly and closely related to the economic characteristics of the remaining component of the financial instrument (i.e., the host contract) and whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. When it is determined that (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, and (2) a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is separated from the host contract, carried at fair value, and changes in its fair value are included in "Realized investment gains (losses), net."

Income Taxes

The Company is a member of the consolidated federal income tax return of Prudential Financial and files separate company state and local tax returns. Pursuant to the tax allocation arrangement with Prudential Financial, total federal income tax expense is determined on a separate company basis. Members with losses record tax benefits to the extent such losses are recognized in the consolidated federal tax provision.

Deferred income taxes are recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to reduce a deferred tax asset to the amount that is more likely than not to be realized.

New Accounting Pronouncements

In January 2009, the FASB issued FSP EITF 99-20-1, "Amendments to the Impairment Guidance of EITF Issue No. 99-20." This FSP revises other-than-temporary-impairment guidance for beneficial interests in securitized financial assets that are

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

within the scope of Issue 99-20. This FSP is effective for interim and annual reporting periods ending after December 15, 2008. Accordingly, the Company adopted this guidance effective December 31, 2008. The Company's adoption of this guidance did not have a material effect on the Company's financial position or results of operations.

In October 2008, the FASB issued FSP FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active." This FSP clarifies the application of SFAS No. 157 in a market that is not active and applies to financial assets within the scope of accounting pronouncements that require or permit fair value measurements in accordance with SFAS No. 157. The FSP is effective upon issuance, including prior periods for which financial statements have not been issued. Accordingly, the Company adopted this guidance effective September 30, 2008. The Company's adoption of this guidance did not have a material effect on the Company's financial position or results of operations.

In September 2008, the FASB issued FSP FAS 133-1 and FIN 45-4, "Disclosures about Credit Derivatives and Certain Guarantees" an amendment of FASB Statement No. 133 and FASB Interpretation No. 45. This FSP requires sellers of credit derivatives and certain guarantees to disclose (a) the nature of the credit derivative, the reason(s) for entering into the credit derivative, approximate term, performance triggers, and the current status of the performance risk;
(b) the undiscounted maximum potential amount of future payments the seller could be required to make before considering any recoveries from recourse provisions or collateral; (c) the credit derivative's fair value; (d) the nature of any recourse provisions and any collateral assets held to ensure performance. This FSP also requires the above disclosures for hybrid instruments that contain embedded derivatives and amends paragraph 13 of FIN 45 to require disclosure of the current status of the guarantee's performance risk. This FSP is effective for interim and annual reporting periods ending after December 15, 2008. Accordingly, the Company adopted this guidance effective December 31, 2008. The Company's adoption of this guidance did not have a material effect on the Company's financial position or results of operations.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" an amendment of SFAS No. 133. This statement amends and expands the disclosure requirements for derivative instruments and hedging activities by requiring companies to provide enhanced disclosures about (a) how and why an entity uses derivative instruments,
(b) how derivative instruments and related hedged items are accounted for under FASB Statement No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. The Company will adopt this guidance effective January 1, 2009. The Company's adoption of this guidance is not expected to have a material effect on the Company's financial position or results of operations.

In February 2008, the FASB issued FSP FAS 140-3, "Accounting for Transfers of Financial Assets and Repurchase Financing Transactions". The FSP provides recognition and derecognition guidance for a repurchase financing transaction, which is a repurchase agreement that relates to a previously transferred financial asset between the same counterparties, that is entered into contemporaneously with or in contemplation of, the initial transfer. The FSP is effective for fiscal years beginning after November 15, 2008. The FSP is to be applied prospectively to new transactions entered into after the adoption date. The Company will adopt this guidance effective January 1, 2009. The Company is currently assessing the impact of this FSP on the Company's financial position and results of operations.

In February 2008, the FASB issued FSP FAS 157-2, "Effective Date of FASB Statement No. 157." This FSP applies to nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). FSP FAS 157-2 delays the effective date of SFAS No. 157 or these items to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The Company is currently assessing the impact of this FSP on the Company's financial position and results of operations.

In January 2008, the FASB issued Statement No. 133 Implementation Issue No. E23, "Hedging--General: Issues Involving the Application of the Shortcut Method under Paragraph 68." Implementation Issue No. E23 amends Statement No. 133, paragraph 68 with respect to the conditions that must be met in order to apply the shortcut method for assessing hedge effectiveness. This implementation guidance was effective for hedging relationships designated on or after January 1, 2008. The Company's adoption of this guidance effective January 1, 2008 did not have a material effect on the Company's financial position or results of operations.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Financial Statements." SFAS No. 160 will change the accounting for minority interests, which will be recharacterized as noncontrolling interests and classified by the parent company as a component of equity. The Company will adopt this guidance effective January 1, 2009. Upon adoption, SFAS No. 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests and prospective adoption for all other requirements. The Company's adoption of this guidance is not expected to have a material effect on the Company's financial position or results of operations, but will affect financial statement presentation and disclosure.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)


In February 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." This statement provides companies with an option to report selected financial assets and liabilities at fair value, with the associated changes in fair value reflected in the Statements of Operations. The Company has adopted this guidance effective January 1, 2008. The Company's adoption of this guidance did not have a material effect on the Company's financial position or results of operations.

In September 2006, the Staff of the SEC issued Staff Accounting Bulletin ("SAB") No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." The interpretations in this SAB express the Staff's views regarding the process of quantifying financial statement misstatements. Specifically, the SEC staff believes that registrants must quantify the impact on current period financial statements of correcting all misstatements, including both those occurring in the current period and the effect of reversing those that have accumulated from prior periods. This SAB should be applied beginning with the first fiscal year ending after November 15, 2006, with early adoption encouraged. Since the Company's method for quantifying financial statement misstatements already considers those occurring in the current period and the effect of reversing those that have accumulated from prior periods, the adoption of SAB No. 108 had no effect to the financial position and result of operations of the Company.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and requires additional disclosures about fair value measurements. This Statement does not require any new fair value measurements, but the application of this Statement could change current practices in determining fair value. The Company has adopted this guidance effective January 1, 2008. The Company's adoption of this guidance did not have a material effect on the Company's financial position or results of operations.

In June 2006, the FASB issued FIN No. 48, "Accounting for Uncertainty in Income Taxes," an Interpretation of FASB Statement No. 109. See Note 7 for details regarding the adoption of this pronouncement.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Instruments." This statement eliminates an exception from the requirement to bifurcate an embedded derivative feature from beneficial interests in securitized financial assets. The Company has relied upon this exception for certain investments that the Company has made in securitized financial assets in the normal course of operations, and thus has not previously had to consider whether such investments contain an embedded derivative. The new requirement to identify embedded derivatives in beneficial interests will be applied on a prospective basis only to beneficial interests acquired, issued, or subject to certain remeasurement conditions after the adoption of the guidance. This statement also provides an election, on an instrument by instrument basis, to measure at fair value an entire hybrid financial instrument that contains an embedded derivative requiring bifurcation, rather than measuring only the embedded derivative on a fair value basis. If the fair value election is chosen, changes in unrealized gains and losses are reflected in the Statements of Operations. The Company adopted this guidance effective January 1, 2007. The Company's adoption of this guidance did not have a material effect on the Company's financial position or results of operations.

In September 2005, the Accounting Standards Executive Committee ("AcSEC") of the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts." SOP 05-1 provides guidance on accounting by insurance enterprises for deferred acquisition costs, including deferred policy acquisition costs, and deferred sales inducements, on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97. SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract, and was effective for internal replacements occurring in fiscal years beginning after December 15, 2006. The Company adopted SOP 05-1 on January 1, 2007, which resulted in a net after-tax reduction to retained earnings of $0.2 million.

Reclassifications

Certain amounts in the prior years have been reclassified to conform to the current year presentation.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------


3. INVESTMENTS

Fixed Maturities and Equity Securities :

The following tables provide additional information relating to fixed maturities and equity securities as of December 31:

                                                                                                   2008
                                                                                 ----------------------------------------
                                                                                             Gross      Gross
                                                                                 Amortized Unrealized Unrealized  Fair
                                                                                   Cost      Gains      Losses    Value
                                                                                 --------- ---------- ---------- --------
                                                                                              (in thousands)
Fixed maturities, available for sale
   U.S. Treasury securities and obligations of U.S. Government authorities and
     agencies................................................................... $ 30,556   $ 3,721    $    --   $ 34,277

   Foreign government bonds.....................................................    9,391       573          7      9,957

   Asset-backed securities (1)..................................................  103,724     1,582     18,827     86,479

   Commercial mortgage-backed securities........................................  104,156       157     15,110     89,203

   Residential mortgage-backed securities (2)...................................  119,788     5,064        983    123,869

   Corporate securities.........................................................  498,380     3,203     49,346    452,237
                                                                                 --------   -------    -------   --------

Total fixed maturities, available for sale...................................... $865,995   $14,300    $84,273   $796,022
                                                                                 ========   =======    =======   ========
Equity securities, available for sale........................................... $  4,143        --    $ 1,334   $ 2 ,809
                                                                                 ========   =======    =======   ========

--------
(1)Includes credit tranched securities collateralized by sub-prime mortgages, auto loans, credit cards, education loans, and other asset types.
(2)Includes publicly traded agency pass-through securities and collateralized mortgage obligations.

                                                                                                   2007
                                                                                 ----------------------------------------
                                                                                             Gross      Gross
                                                                                 Amortized Unrealized Unrealized  Fair
                                                                                   Cost      Gains      Losses    Value
                                                                                 --------- ---------- ---------- --------
                                                                                              (in thousands)
Fixed maturities, available for sale
   U.S. Treasury securities and obligations of U.S. Government authorities and
     agencies................................................................... $  6,289   $   169     $   --   $  6,458

   Foreign government bonds.....................................................    9,529       848         --     10,377

   Asset-backed securities......................................................  127,545       672      3,764    124,453

   Commercial mortgage-backed securities........................................  177,902     2,064        167    179,799

   Residential mortgage-backed securities.......................................  113,398     2,204         36    115,566

   Corporate securities.........................................................  464,269     8,421      5,823    466,867
                                                                                 --------   -------     ------   --------

Total fixed maturities, available for sale...................................... $898,932   $14,378     $9,790   $903,520
                                                                                 ========   =======     ======   ========
Equity securities, available for sale........................................... $  4,143   $   265         --   $ 4 ,408
                                                                                 ========   =======     ======   ========

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

3. INVESTMENTS (continued)


The amortized cost and estimated fair value of fixed maturities, by contractual maturities at December 31, 2008, is shown below:

                                                   Available for Sale
                                                   ------------------
                                                   Amortized  Fair
                                                     Cost     Value
                                                   --------- --------
                                                     (in thousands)
           Due in one year or less................ $ 40,582  $ 40,381

           Due after one year through five years..  223,671   212,076

           Due after five years through ten years.  185,656   164,366

           Due after ten years....................   88,417    79,648

           Residential mortgage-backed securities.  119,788   123,869
           Commercial mortgage-backed securities..  104,157    89,203

           Asset-backed securities................  103,724    86,479
                                                   --------  --------

           Total.................................. $865,995  $796,022
                                                   ========  ========

Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations. Asset-backed, commercial mortgage-backed, and residential mortgage-backed securities are shown separately in the table above, as they are not due at a single maturity date.

Proceeds from the sale of fixed maturities available for sale during 2008, 2007, and 2006 were $207 million, $202 million, and $949 million, respectively. Proceeds from maturities of fixed maturities available for sale during 2008, 2007, and 2006 were $43 million, and $66 million, and $96 million, respectively. Gross gains of $1 million, $2 million, and $1 million, and gross losses of $2 million, $1 million, and $15 million were realized on those sales during 2008, 2007, and 2006, respectively.

Other Long term Investments

The following table provides information relating to other long term investments as of December 31:

                                                       2008     2007
                                                     -------  -------
                                                      (in thousands)
          Company's investment in Separate accounts. $ 2,829  $ 3,049
          Joint ventures and limited partnerships...   6,171    4,153
          Derivatives...............................  (1,203)  (1,571)
                                                     -------  -------
          Total other long- term investments........ $ 7,797  $ 5,631
                                                     =======  =======

Investment Income and Investment Gains and Losses

Net investment income arose from the following sources for the years ended December 31:

                                                   2008     2007     2006
                                                 -------  -------  -------
                                                       (in thousands)
    Fixed maturities, available for sale........ $52,035  $52,845  $55,625
    Policy loans................................   9,187    8,863    8,632
    Commercial loans............................   8,216    4,641    1,789
    Short term investments and cash equivalents.   1,455    3,356    4,082
    Other.......................................     261      751      599
                                                 -------  -------  -------
    Gross investment income.....................  71,154   70,456   70,727
       Less: investment expenses................  (3,153)  (3,751)  (5,099)
                                                 -------  -------  -------
    Net investment income....................... $68,001  $66,705  $65,628
                                                 =======  =======  =======

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

3. INVESTMENTS (continued)


Realized investment gains/(losses), net, including charges for other than temporary impairments, for the years ended December 31, were from the following sources:

                                               2008      2007     2006
                                             --------  -------  --------
                                                    (in thousands)
       Fixed maturities, available for sale. $(10,575) $   965  $(14,374)
       Derivatives..........................  (15,496)  (2,709)      576
       Commercial loans.....................     (884)    (457)     (102)
       Other................................       --       --        --
                                             --------  -------  --------
       Realized investment losses, net...... $(26,955) $(2,201) $(13,900)
                                             ========  =======  ========

The write-down for impairments that were deemed to be other than temporary for fixed maturities were $9 million for the year 2008 and less than $1 million for 2007 and 2006 respectively.

Commercial Loans

The Company's commercial loans are comprised as follows as at December 31:

                                                     2008                   2007
                                            ---------------------  ---------------------
                                                Amount      % of       Amount      % of
                                            (in thousands)  Total  (in thousands)  Total
                                            -------------- ------  -------------- ------
Commercial mortgage loans by property type
Apartment complexes........................    $ 16,387     11.0 %    $ 11,863     11.6 %
Agricultural properties....................      15,980     10.7 %      16,469     16.1 %
Industrial buildings.......................      36,439     24.5 %      20,773     20.3 %
Retail stores..............................      14,453      9.7 %       8,826      8.7 %
Office buildings...........................      21,505     14.5 %      16,980     16.6 %
Other......................................      44,075     29.6 %      27,232     26.7 %
                                               --------    ------     --------    ------
Total collateralized loans.................     148,839    100.0 %     102,143    100.0 %
                                                           ======                 ======
Valuation allowance........................      (1,444)                  (560)
                                               --------               --------
Total net collateralized loans.............     147,395                101,583
                                               --------               --------
Total commercial loans.....................    $147,395               $101,583
                                               ========               ========

The commercial loans are geographically dispersed throughout the United States with the largest concentrations in New York (10%) and Texas (11%) at December 31, 2008.

Activity in the allowance for losses for all commercial loans, for the years ended December 31, is as follows:

                                                     2008  2007 2006
                                                    ------ ---- ----
                                                     (in thousands)
           Allowance for losses, beginning of year. $  560 $102 $ --
           Addition to allowance for losses........    884  458  102
                                                    ------ ---- ----
           Allowance for losses, end of year....... $1,444 $560 $102
                                                    ====== ==== ====

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

3. INVESTMENTS (continued)


Net Unrealized Investment Gains (Losses)

Net unrealized investment gains (losses) on securities available for sale are included in the Statements of Financial Position as a component of "Accumulated other comprehensive income (loss), net of tax." Changes in these amounts include reclassification adjustments to exclude from "Accumulated other comprehensive income (loss), net of tax" those items that are included as part of "Net income" for a period that also had been part of "Accumulated other comprehensive income (loss), net of tax" in earlier periods. The amounts for the years ended December 31, net of taxes, are as follows:




                                                                        Net                                 Deferred
                                                                    Unrealized   Deferred                    Income
                                                                       Gains      policy    Policyholders'     Tax
                                                                    (Losses) on Acquisition    Account     (Liability)
                                                                    Investments    Costs       Balances      Benefit
                                                                    ----------- ----------- -------------- -----------
                                                                                      (in thousands)
Balance, January 1, 2006                                             $  1,453     $   112      $   (281)    $   (449)

   Net investment (losses) on investments arising during the
     period........................................................    21,752          --            --       (7,613)

   Reclassification adjustment for gains included in net
     income........................................................   (14,373)         --            --        5,031

   Impact of net unrealized investment losses on deferred policy
     acquisition costs.............................................        --      (3,701)           --        1,295

   Impact of net unrealized investment gain on Policyholders'
     account balances..............................................        --          --         1,194         (418)
                                                                     --------     -------      --------     --------
Balance, December 31, 2006                                           $  8,832     $(3,589)     $    913     $ (2,154)

   Net investment gains on investments arising during the
     period........................................................    (3,970)         --            --        1,389

   Reclassification adjustment for gain included in net income.....       965          --            --         (338)

   Impact of net unrealized investment (losses) on deferred
     policy acquisition costs......................................        --       2,406            --         (842)

   Impact of net unrealized investment (losses) on Policyholders'
     account balances..............................................        --          --          (828)         290
                                                                     --------     -------      --------     --------
Balance, December 31, 2007                                           $  5,827     $(1,183)     $     85     $ (1,655)

   Net investment (losses) on investments arising during the
     period........................................................   (87,322)         --            --       30,563

   Reclassification adjustment for (losses) included in net
     income........................................................    10,575          --            --       (3,702)

   Impact of net unrealized investment gains (losses) on deferred policy acquisition costs......................................

   Impact of net unrealized investment gains on deferred policy
     acquisition costs.............................................        --      42,376            --      (14,832)

   Impact of net unrealized investment gains on Policyholders'
     account balances..............................................        --          --       (17,542)       6,140
                                                                     --------     -------      --------     --------
Balance, December 31, 2008                                           $(70,920)    $41,193      $(17,457)    $ 16,514
                                                                     ========     =======      ========     ========

                                                                     Accumulated
                                                                        other
                                                                    Comprehensive
                                                                    Income (Loss)
                                                                    Related to Net
                                                                      Unrealized
                                                                      Investment
                                                                    Gains (Losses)
                                                                    --------------

Balance, January 1, 2006                                               $    835

   Net investment (losses) on investments arising during the
     period........................................................      14,139

   Reclassification adjustment for gains included in net
     income........................................................      (9,342)

   Impact of net unrealized investment losses on deferred policy
     acquisition costs.............................................      (2,406)

   Impact of net unrealized investment gain on Policyholders'
     account balances..............................................         776
                                                                       --------
Balance, December 31, 2006                                             $  4,002

   Net investment gains on investments arising during the
     period........................................................      (2,581)

   Reclassification adjustment for gain included in net income.....         627

   Impact of net unrealized investment (losses) on deferred
     policy acquisition costs......................................       1,564

   Impact of net unrealized investment (losses) on Policyholders'
     account balances..............................................        (538)
                                                                       --------
Balance, December 31, 2007                                             $  3,074

   Net investment (losses) on investments arising during the
     period........................................................     (56,759)

   Reclassification adjustment for (losses) included in net
     income........................................................       6,873

   Impact of net unrealized investment gains (losses) on deferred policy acquisition costs......................................

   Impact of net unrealized investment gains on deferred policy
     acquisition costs.............................................      27,544

   Impact of net unrealized investment gains on Policyholders'
     account balances..............................................     (11,402)
                                                                       --------
Balance, December 31, 2008                                             $(30,670)
                                                                       ========

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

3. INVESTMENTS (continued)

The table below presents net unrealized gains/(losses) on investments by asset class at December 31,

                                                  2008     2007   2006
                                                --------  ------ ------
                                                    (in thousands)
        Fixed maturities....................... $(69,973) $4,588 $8,233
        Other long term investments............     (947)  1,239    599
                                                --------  ------ ------
        Unrealized gains/losses on investments. $(70,920) $5,827 $8,832
                                                ========  ====== ======

Duration of Gross Unrealized Loss Positions for Fixed Maturities and Equity Securities

The following table shows the fair value and gross unrealized losses aggregated by investment category and length of time that individual fixed maturity securities have been in a continuous unrealized loss position, as of December 31, 2008 and 2007 respectively:

                                                             Less than twelve months Twelve months or more        Total
                                                             ----------------------- --------------------- -------------------
                                                              Fair      Unrealized    Fair     Unrealized   Fair    Unrealized
                                                              Value       Losses      Value      Losses     Value     Losses
                                                              --------  ----------   --------  ----------  -------- ----------
                                                                                   (in thousands)
Fixed maturities, available for sale: 2008

U.S. Treasury securities and obligations of U.S. government
  authorities and agencies.................................. $     --    $    --     $     --   $    --    $     --  $    --
Foreign government bonds....................................    1,846          7           --        --       1,846        7
Corporate securities........................................  267,313     30,123       52,180    19,223     319,493   49,346
Residential mortgage-backed securities......................    1,444        782          205       201       1,649      983
Commercial mortgage-backed securities.......................   72,251     12,083       14,071     3,027      86,322   15,110
Asset-backed securities.....................................   69,126     14,592        7,000     4,235      76,126   18,827
                                                              --------   -------     --------   -------    --------  -------
Total fixed maturities, available for sale.................. $411,980    $57,587     $ 73,456   $26,686    $485,436  $84,273
                                                              ========   =======     ========   =======    ========  =======
Equity Securities, available for sale: 2008................. $  2,688    $ 1,334           --        --    $  2,688  $ 1,334
                                                              ========   =======     ========   =======    ========  =======

Fixed maturities, available for sale: 2007

U.S. Treasury securities and obligations of U.S. government
  authorities and agencies.................................. $  6,289    $    --     $     --   $    --    $  6,289  $    --

Foreign government bonds....................................    9,529         --           --        --       9,529       --
Corporate securities........................................  386,167      2,868       72,279     2,955     458,446    5,823
Residential mortgage-backed securities......................  110,388         --        2,973        36     113,361       36
Commercial mortgage-backed securities.......................  172,559        164        5,176         3     177,735      167
Asset-backed securities.....................................   99,202      2,528       24,579     1,236     123,781    3,764
                                                              --------   -------     --------   -------    --------  -------
Total fixed maturities, available for sale.................. $784,134    $ 5,560     $105,007   $ 4,230    $889,141  $ 9,790
                                                              --------   -------     --------   -------    --------  -------
Equity Securities, available for sale: 2007................. $  4,143         --           --        --    $  4,413       --
                                                              ========   =======     ========   =======    ========  =======

As of December 31, 2008, unrealized gains (losses) on fixed maturities and equity securities was comprised of $85 million of gross unrealized losses and $14 million of gross unrealized gains. Gross unrealized losses includes $27 million of gross losses that have been in such a position for twelve months or greater. Based on a review of the above information in conjunction with other factors as outlined in our policy surrounding other than temporary impairments (see Note 2 to the Consolidated Financial Statements), we have concluded that an adjustment for other than temporary impairments for these securities was not warranted at December 31, 2008. Each security is current on its contractual payments, and a detailed analysis of the underlying credit resulted in the determination that there is no evidence of probable credit deterioration that would indicate they would be unable to meet their contractual obligations. The declines in fair value were primarily due to credit spread widening and increased liquidity discounts. In each case, the Company has the ability and intent to hold the security for a period of time to allow for a recovery of value

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

3. INVESTMENTS (continued)

As of December 31, 2007, unrealized gains (losses) on fixed maturities and equity securities was comprised of $10 million of gross unrealized losses and $14 million of gross unrealized gains. Gross unrealized losses includes $4 million of gross losses that have been in such a position for twelve months or greater. Based on a review of the above information in conjunction with other factors as outlined in our policy surrounding other than temporary impairments (see Note 2 to the Consolidated Financial Statements), we have concluded that an adjustment for other than temporary impairments for these securities was not warranted at December 31, 2007. Each security is current on its contractual payments, and a detailed analysis of the underlying credit resulted in the determination that there is no evidence of probable credit deterioration that would indicate they would be unable to meet their contractual obligations. The declines in fair value were primarily due to credit spread widening and increased liquidity discounts. In each case, the Company has the ability and intent to hold the security for a period of time to allow for a recovery of value

Securities Pledged, Restricted Assets and Special Deposits

The Company pledges investment securities it owns to unaffiliated parties through certain transactions including securities lending, securities sold under agreements to repurchase, and futures contracts. At December 31, 2008 and 2007, the carrying values of fixed maturities available for sale pledged to third parties as reported in the Statements of Financial Position were $37 million and $40 million, respectively.

Fixed maturities of $0.4 and $0.3 million at December 31, 2008 and 2007, respectively, were on deposit with governmental authorities or trustees as required by certain insurance laws.

4. DEFERRED POLICY ACQUISITION COSTS

The balance of and changes in deferred policy acquisition costs for the year ended December 31, are as follows:

                                                           2008      2007      2006
                                                         --------  --------  --------
                                                                (in thousands)
Balance, beginning of year.............................. $273,144  $255,849  $225,572
Capitalization of commissions, sales and issue expenses.   49,675    50,565    42,918
Amortization............................................  (38,389)  (35,447)   (8,940)
Change in unrealized investment gains/(losses)..........   42,376     2,406    (3,701)
Cumulative effect of SOP 05-1...........................       --      (229)       --
                                                         ========  ========  ========
Balance, end of year.................................... $326,806  $273,144  $255,849
                                                         ========  ========  ========

Deferred acquisition costs include reductions in capitalization and amortization related to the reinsurance expense allowances resulting from the coinsurance treaty with Prudential Arizona Reinsurance Captive Company, or "PARCC" discussed in Note 13 to the Financial Statements.

Ceded capitalization was $20 million, $20 million and $16 million in 2008, 2007 and 2006 respectively. Amortization relating to this treaty included in the above table amounted to $4 million in 2008, 2007 and 2006.

5. POLICYHOLDERS' LIABILITIES

Future policy benefits at December 31 are as follows:

                                                        2008     2007
                                                      -------- --------
                                                       (in thousands)
        Life insurance............................... $379,573 $302,205
        Individual and group annuities...............    5,249    5,068
        Policy claims and other contract liabilities.   73,307    5,364
                                                      -------- --------
        Total future policy benefits................. $458,129 $312,637
                                                      ======== ========

Life insurance liabilities include reserves for death benefits and other policy benefits. Individual and Group annuity liabilities include reserves for annuities that are in payout status.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

5. POLICYHOLDERS' LIABILITIES (continued)


Future policy benefits for life insurance are generally equal to the aggregate of (1) the present value of future benefit payments and related expenses, less the present value of future net premiums, and (2) any premium deficiency reserves. Assumptions as to mortality and persistency are based on the Company's experience, and in certain instances, industry experience, when the basis of the reserve is established. Interest rates range from 2.50% to 7.50%.

Future policy benefits for individual and group annuities and supplementary contracts are generally equal to the aggregate of (1) the present value of expected future payments, and (2) any premium deficiency reserves. Assumptions as to mortality are based on the Company's experience, and in certain instances, industry experience, when the basis of the reserve is established. The interest rates used in the determination of the present value range from 4.36% to 8.75%, with 7.5% of the reserves based on an interest rate in excess of 8%.

Future policy benefits for other contract liabilities are generally equal to the present value of expected future payments based on the Company's experience. The interest rates used in the determination of the present values range from 1.17% to 6.08%.

Policyholders' account balances at December 31 are as follows:

                                                     2008     2007
                                                   -------- --------
                                                    (in thousands)
            Interest-sensitive life contracts..... $585,726 $532,484
            Individual annuities..................  242,799  203,363
            Guaranteed interest accounts..........   33,962   31,705
            Dividend accumulations and other......   47,857   38,053
                                                   -------- --------
            Total policyholders' account balances. $910,344 $805,605
                                                   ======== ========

Policyholders' account balances represent an accumulation of account deposits plus credited interest less withdrawals, expenses and mortality charges, if applicable. Interest crediting rates for interest-sensitive life contracts range from 4.00% to 6.60%. Interest crediting rates for individual annuities range from 1.50% to 7.33%. Interest crediting rates for guaranteed interest accounts range from 3.00% to 6.25%. Interest crediting rates range from 1.00% to 6.23% for dividend accumulations and other.

6. REINSURANCE

The Company participates in reinsurance with Prudential Insurance, Prudential Arizona Reinsurance Captive Company "PARCC", Pruco Life, and Pruco Reinsurance, Ltd. "Pruco Re", in order to provide risk diversification, additional capacity for future growth and limit the maximum net loss potential arising from large risks. Life reinsurance is accomplished through various plans of reinsurance, primarily yearly renewable term and coinsurance. Reinsurance ceded arrangements do not discharge the Company as the primary insurer. Ceded balances would represent a liability of the Company in the event the reinsurers were unable to meet their obligations to the Company under the terms of the reinsurance agreements. The likelihood of a material reinsurance liability resulting from such inability of reinsurers to meet their obligation is considered to be remote.

Reinsurance premiums, commissions, expense reimbursements, benefits and reserves related to reinsured long-duration contracts are accounted for over the life of the underlying reinsured contracts using assumptions consistent with those used to account for the underlying contracts. Amounts recoverable from reinsurers for long duration contracts are estimated in a manner consistent with the claim liabilities and policy benefits associated with the reinsured policies. The affiliated reinsurance agreements are described further in Note 13 of the Financial Statements.

Effective April 1, 2008, the Company entered into an agreement to reinsure certain variable Corporate Owned Life Insurance "COLI" policies with Pruco Life.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

6. REINSURANCE (continued)

Reinsurance amounts included in the Statement of Operations and Comprehensive Income for the years ended December 31 are below.

                                                     2008       2007       2006
                                                  ---------  ---------  ---------
                                                           (in thousands)
Gross premiums and policy charges and fee income. $ 256,765  $ 232,073  $ 184,637
Reinsurance ceded................................  (166,150)  (142,780)  (116,040)
                                                  ---------  ---------  ---------
Net premiums and policy charges and fee income... $  90,615  $  89,293  $  68,597
                                                  =========  =========  =========

Policyholders' benefits ceded.................... $  85,156  $  47,468  $  51,306
                                                  =========  =========  =========
Realized capital gains (losses) ceded, net....... $  48,774  $   1,944  $     632
                                                  =========  =========  =========

Realized capital gains ceded include the reinsurance of the Company's derivatives under SFAS No. 133. Changes in the fair value of the embedded derivatives are recognized through "Realized investment gains". The Company has entered into reinsurance agreements to transfer the risk related to certain living benefit options to Pruco Re. These reinsurance agreements are derivatives and have been accounted for in the same manner as an embedded derivative.

Reinsurance premiums ceded for interest-sensitive life products is accounted for as a reduction of policy charges and fee income. Reinsurance ceded for term insurance products is accounted for as a reduction of premiums.

Reinsurance recoverables, included in the Company's Statements of Financial Position, at December 31, 2008 and 2007 were $301 million and $187 million, respectively.

The gross and net amounts of life insurance in-force at December 31, were as follows:

                                       2008          2007          2006
                                   ------------  ------------  ------------
                                                (in thousands)
    Gross life insurance in-force. $ 89,008,979  $ 78,616,940  $ 63,399,375
    Reinsurance ceded.............  (80,943,597)  (69,518,388)  (56,034,023)
                                   ------------  ------------  ------------
    Net life insurance in-force... $  8,065,382  $  9,098,552  $  7,365,352
                                   ============  ============  ============

7. INCOME TAXES

The components of income tax expense (benefits) for the years ended December 31, are as follows:

                                                        2008      2007     2006
                                                      --------  -------  -------
                                                            (in thousands)
Current tax (benefit) expense:
   U.S............................................... $  1,033  $12,044  $  (596)
                                                      --------  -------  -------
   Total.............................................    1,033   12,044     (596)
                                                      --------  -------  -------

Deferred tax expense:
   U.S...............................................    3,085    3,502   12,073
                                                      --------  -------  -------
   Total.............................................    3,085    3,502   12,073
                                                      --------  -------  -------

Total income tax expense on income from operations... $  4,118  $15,546  $11,477
   Other comprehensive (loss) income.................  (18,213)    (457)   1,721
   Cumulative effect of changes in accounting policy.       --      135       --
                                                      --------  -------  -------
Total income tax expense............................. $ 14,095  $15,224  $13,198
                                                      ========  =======  =======

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

7. INCOME TAXES (continued)

The Company's income (loss) from continuing operations before income taxes includes income from domestic operations of $25.8 million, $55.7 million and $50.4 million, and no income from foreign operations for the years ended December 31, 2008, 2007 and 2006, respectively.

The income tax expense for the years ended December 31, differs from the amount computed by applying the expected federal income tax rate of 35% to income from operations before income taxes and cumulative effect of accounting change for the following reasons:

                                               2008     2007     2006
                                             -------  -------  -------
                                                   (in thousands)
        Expected federal income tax expense. $ 9,038  $19,512  $17,644
        Non taxable investment income.......  (4,573)  (3,625)  (6,206)
        Other...............................    (347)    (341)      39
                                             -------  -------  -------
        Total income tax expense............ $ 4,118  $15,546  $11,477
                                             =======  =======  =======

Deferred tax assets and liabilities at December 31, resulted from the items listed in the following table:

                                                     2008    2007
                                                    ------- -------
                                                    (in thousands)
            Deferred tax assets
               Net unrealized losses on securities. $24,835 $    --
               Other...............................   1,617   2,438
                                                    ------- -------
               Deferred tax assets.................  26,452   2,438
                                                    ------- -------

            Deferred tax liabilities
               Deferred acquisition costs..........  80,769  67,222
               Investments.........................   6,255   2,039
               Insurance reserves..................     650   8,679
               Other...............................     487   1,336
                                                    ------- -------
               Deferred tax liabilities............  88,161  79,276
                                                    ------- -------

            Net deferred tax liability............. $61,709 $76,838
                                                    ======= =======

As of December 31, 2008, the Company had no ordinary or capital losses or tax credits that are available to reduce taxes in future years.

The application of U.S. GAAP requires the Company to evaluate the recoverability of deferred tax assets and establish a valuation allowance if necessary to reduce the deferred tax asset to an amount that is more likely than not to be realized. Considerable judgment is required in determining whether a valuation allowance is necessary, and if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance the Company considers many factors, including: (1) the nature of the deferred tax assets and liabilities; (2) whether they are ordinary or capital; (3) in which tax jurisdictions they were generated and the timing of their reversal;
(4) taxable income in prior carryback years as well as projected taxable earnings exclusive of reversing temporary differences and carryforwards;
(5) the length of time that carryovers can be utilized in the various taxing jurisdictions; (6) any unique tax rules that would impact the utilization of the deferred tax assets; and (7) any tax planning strategies that the Company would employ to avoid a tax benefit from expiring unused. Although realization is not assured, management believes it is more likely than not that the deferred tax assets, net of valuation allowances, will be realized. The Company had no valuation allowance as of December 31, 2008, 2007 and 2006.

Management believes that based on its historical pattern of taxable income, the Company will produce sufficient income in the future to realize its deferred tax assets after valuation allowance. Adjustments to the valuation allowance will be made if there is a change in management's assessment of the amount of the deferred tax asset that is realizable.

On January 1, 2007, the Company adopted FIN No. 48, "Accounting for Uncertainty in Income Taxes," an Interpretation of FASB Statement No. 109. This interpretation prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that a company has taken or expects to take on a tax return. Adoption of FIN No. 48 resulted in an increase to the Company's income tax liability and a decrease to retained earnings of $0.2 million as of January 1, 2007.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

7. INCOME TAXES (continued)

The Company's unrecognized tax benefits as of the date of adoption of FIN No. 48 and as of December 31, 2008 are as follows:

                                                                                                           Unrecognized
                                                                                             Unrecognized  tax benefits
                                                                                             tax benefits    2002 and
                                                                                             prior to 2002   forward
                                                                                             ------------- ------------
                                                                                                         (in thousands)
Amounts as of January 1, 2007                                                                   $3,596        $1,680

Increases in unrecognized tax benefits taken in a prior period..............................        --            --
(Decreases) in unrecognized tax benefits taken in a prior period............................        --         (210 )

Amount as of December 31, 2007                                                                  $3,596        $1,470

Increases in unrecognized tax benefits taken in a prior period..............................        --            47
(Decreases) in unrecognized tax benefits taken in a prior period............................        --            --

Amount as of December 31, 2008                                                                  $3,596        $1,517

Unrecognized tax benefits that, if recognized, would favorably impact the effective rate as
  of December 31, 2007......................................................................    $3,596        $   --

Unrecognized tax benefits that, if recognized, would favorably impact the effective rate as
  of December 31, 2008......................................................................    $3,596        $   --
                                                                                                ======        ======

                                                                                                Total
                                                                                             unrecognized
                                                                                             tax benefits
                                                                                              all years
                                                                                             ------------

Amounts as of January 1, 2007                                                                   $5,276

Increases in unrecognized tax benefits taken in a prior period..............................        --
(Decreases) in unrecognized tax benefits taken in a prior period............................     (210 )

Amount as of December 31, 2007                                                                  $5,066

Increases in unrecognized tax benefits taken in a prior period..............................        47
(Decreases) in unrecognized tax benefits taken in a prior period............................        --

Amount as of December 31, 2008                                                                  $5,113

Unrecognized tax benefits that, if recognized, would favorably impact the effective rate as
  of December 31, 2007......................................................................    $3,596

Unrecognized tax benefits that, if recognized, would favorably impact the effective rate as
  of December 31, 2008......................................................................    $3,596
                                                                                                ======

The Company classifies all interest and penalties related to tax uncertainties as income tax expense. The Company recognized $0.1 and $0.1 million in the statement of operations during 2008 and 2007, respectively and recognized $0.7 and $0.6 million in liabilities in the statement of financial position in 2008 and 2007 respectively, for tax-related interest and penalties.

The Company's liability for income taxes includes the liability for unrecognized tax benefits, interest and penalties which relate to tax years still subject to review by the Internal Revenue Service, or IRS, or other taxing authorities. Audit periods remain open for review until the statute of limitations has passed. Generally, for tax years which produce net operating losses, capital losses or tax credit carryforwards ("tax attributes"), the statute of limitations does not close, to the extent of these tax attributes, until the expiration of the statute of limitations for the tax year in which they are fully utilized. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the liability for income taxes. The statute of limitations for the 2002 and 2003 tax years is set to expire in 2009. The Company does not anticipate any significant changes to its total unrecognized tax benefits within the next 12 months. Taxable years 2004 through 2008 are still open for IRS examination.

On January 26, 2006, the IRS officially closed the audit of the Company's federal income tax returns for the 1997 to 2001 periods. The statute of limitations has closed for these tax years; however, there were tax attributes which were utilized in subsequent tax years for which the statute of limitations remains open.

In August 2007, the IRS issued Revenue Ruling 2007-54, which included, among other items, guidance on the methodology to be followed in calculating the dividend received deduction, or DRD, related to variable life insurance and annuity contracts. In September 2007, the IRS released Revenue Ruling 2007-61. Revenue Ruling 2007-61 suspends Revenue Ruling 2007-54 and informs taxpayers that the U.S. Treasury Department and the IRS intend to address through new regulations the issues considered in Revenue Ruling 2007-54, including the methodology to be followed in determining the DRD related to variable life insurance

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

7. INCOME TAXES (continued)

and annuity contracts. A change in the DRD, including the possible retroactive or prospective elimination of this deduction through regulations or legislation, could increase actual tax expense and reduce the Company's net income. These activities had no impact on the Company's 2007 or 2008 results.

In December 2006, the IRS completed all fieldwork with regards to its examination of the federal income tax returns for tax years 2002 and 2003. The final report was initially submitted to the Joint Committee on Taxation for their review in April 2007. The final report was resubmitted in March 2008 and again in April 2008. The Joint Committee returned the report to the IRS for additional review of an industry issue regarding the methodology for calculating the DRD related to variable life insurance and annuity contracts. Within the table above, reconciling the Company's effective tax rate to the expected amount determined using the federal statutory rate of 35%, the DRD was the primary component of the non-taxable investment income in recent years. The IRS completed its review of the issue and proposed an adjustment with respect to the calculation of the DRD. In order to expedite receipt of an income tax refund related to the 2002 and 2003 years, the Company has agreed to such adjustment. Nevertheless, the Company believes that its return position is technically correct. Therefore, the Company intends to file a protective refund claim to recover the taxes associated with the agreed upon adjustment and to pursue such other actions as appropriate. The report, with the adjustment, was submitted to the Joint Committee on Taxation in October 2008. The Company was advised on January 2, 2009 that the Joint Committee completed its consideration of the report and has taken no exception to the conclusions reached by the IRS. Accordingly, the final report was processed and a refund was received. The statute of limitations for these years will close on December 31, 2009. These activities had no impact on the Company's 2007 or 2008 results.

In January 2007, the IRS began an examination of the U.S. federal income tax years 2004 through 2006. For the U.S. federal income tax years 2007 and 2008, the Company participated in the IRS's Compliance Assurance Program ("CAP"). Under CAP, the IRS assigns an examination team to review completed transactions contemporaneously during the 2007 and 2008 tax years in order to reach agreement with the Company on how they should be reported in the tax return. If disagreements arise, accelerated resolutions programs are available to resolve the disagreements in a timely manner before the tax return is filed. It is management's expectation this program will shorten the time period between the Company's filing of its federal income tax return and the IRS's completion of its examination of the return.

8. CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS

The Company issues traditional variable annuity contracts through its separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholder. The Company also issues variable annuity contracts with general and separate account options where the Company contractually guarantees to the contractholder a return of no less than (1) total deposits made to the contract less any partial withdrawals ("return of net deposits"), (2) total deposits made to the contract less any partial withdrawals plus a minimum return ("minimum return"), or
(3) the highest contract value on a specified date minus any withdrawals ("contract value"). These guarantees include benefits that are payable in the event of death, annuitization or at specified dates during the accumulation period including withdrawal and income benefits payable during specified periods.

The Company also issues annuity contracts with market value adjusted investment options ("MVAs"), which provide for a return of principal plus a fixed rate of return if held to maturity, or, alternatively, a "market adjusted value" if surrendered prior to maturity or if funds are reallocated to other investment options. The market value adjustment may result in a gain or loss to the Company, depending on crediting rates or an indexed rate at surrender, as applicable.

In addition, the Company issues variable life, variable universal life and universal life contracts where the Company contractually guarantees to the contractholder a death benefit even when there is insufficient value to cover monthly mortality and expense charges, whereas otherwise the contract would typically lapse ("no lapse guarantee"). Variable life and variable universal life contracts are offered with general and separate account options similar to variable annuities.

The assets supporting the variable portion of both traditional variable annuities and certain variable contracts with guarantees are carried at fair value and reported as "Separate account assets" with an equivalent amount reported as "Separate account liabilities." Amounts assessed against the contractholders for mortality, administration, and other services are included within revenue in "Policy charges and fee income" and changes in liabilities for minimum guarantees are generally included in "Policyholders' benefits." In 2008 and 2007 there were no gains or losses on transfers of assets from the general account to a separate account.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

8. CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS (continued)

For those guarantees of benefits that are payable in the event of death, the net amount at risk is generally defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date. For guarantees of benefits that are payable at annuitization, the net amount at risk is generally defined as the present value of the minimum guaranteed annuity payments available to the contractholder determined in accordance with the terms of the contract in excess of the current account balance. The Company's contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed may not be mutually exclusive. As of December 31, 2008 and 2007, the Company had the following guarantees associated with these contracts, by product and guarantee type:

                                                                          December 31, 2008
                                                                   -------------------------------
                                                                   In the Event At Annuitization /
                                                                     of Death    Accumulation (1)
                                                                   ------------ ------------------
                                                                           (in thousands)
Variable Annuity Contracts
   Return of net deposits.........................................
   Account value..................................................  $ 465,715              N/A
   Net amount at risk.............................................  $  77,184              N/A

   Average attained age of contractholders........................   61 years              N/A

   Minimum return or contract value...............................
   Account value..................................................  $ 540,891      $   441,182
   Net amount at risk.............................................  $ 185,144      $    95,346
   Average attained age of contractholders........................   65 years         61 years
   Average period remaining until earliest expected annuitization.        N/A       3.57 years

                                                                          December 31, 2007
                                                                   -------------------------------
                                                                   In the Event At Annuitization /
                                                                     of Death    Accumulation (1)
                                                                   ------------ ------------------
                                                                           (in thousands)
Variable Annuity Contracts
   Return of net deposits.........................................
   Account value..................................................  $ 487,411              N/A
   Net amount at risk.............................................  $     226              N/A

   Average attained age of contractholders........................   61 years              N/A

   Minimum return or contract value...............................
   Account value..................................................  $ 759,163       $  424,432
   Net amount at risk.............................................  $  14,201       $    1,848
   Average attained age of contractholders........................   64 years         60 years
   Average period remaining until earliest expected annuitization.        N/A        5.5 years

--------
(1)Includes income and withdrawal benefits as described herein

                                 Unadjusted Value Adjusted Value Unadjusted Value Adjusted Value
                                 ---------------- -------------- ---------------- --------------
Market value adjusted annuities
Account value...................     $18,739         $18,814         $21,878         $21,751

                                                                     December 31, December 31,
                                                                         2008         2007
                                                                     ------------ ------------
                                                                       In the Event of Death
                                                                     -------------------------
                                                                          (in thousands)
Variable Life, Variable Universal Life and Universal Life Contracts

   No Lapse Guarantees..............................................
   Separate account value...........................................  $  370,966   $  500,409
   General account value............................................  $  149,154   $  128,861
Net amount at risk..................................................  $6,199,374   $6,203,427

Account balances of variable annuity contracts with guarantees were invested in separate account investment options as follows:

                                     December 31, December 31,
                                         2008         2007
                                     ------------ ------------
                                          (in thousands)
                 Equity funds.......   $366,501    $  628,868
                 Bond funds.........     96,548        63,058
                 Balanced funds.....    275,881       330,787
                 Money market funds.     31,887        23,316
                 Specialty funds....      3,116         6,228
                                       --------    ----------
                    Total...........   $773,933    $1,052,257
                                       ========    ==========

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

8. CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS (continued)


In addition to the above mentioned amounts invested in separate account investment options, $232.7 million and $194.3 million of account balances of variable annuity contracts with guarantees (inclusive of contracts with MVA features) were invested in general account investment options in 2008 and 2007 respectively.

Liabilities For Guarantee Benefits

The table below summarizes the changes in general account liabilities for guarantees on variable contracts. The liabilities for guaranteed minimum death benefits ("GMDB") and guaranteed minimum income benefits ("GMIB") are included in "Future policy benefits" and the related changes in the liabilities are included in "Policyholders' benefits." Guaranteed minimum income and withdrawal benefits ("GMIWB") and guaranteed minimum accumulation benefits ("GMAB") are considered to be bifurcated embedded derivatives under SFAS No. 133. Changes in the fair value of these derivatives, along with any fees received or payments made relating to the derivative, are recorded in "Realized investment gains (losses), net." The liabilities for GMAB and GMIWB are included in "Future policy benefits."

                                                    GMDB                GMIB   GMIWB-GMAB  Total
                                      -------------------------------- ------  ---------- -------
                                               Variable Life, Variable
                                      Variable    Universal Life, &
                                      Annuity      Universal Life           Variable Annuity
                                      -------- ----------------------- --------------------------
                                                                 (in thousands)
Balance as of January 1, 2006........  $1,005          $ 1,344         $  315   $    --   $ 2,664
   Incurred guarantee benefits /(1)/.     360          $ 2,147            249      (130)    2,626
   Paid guarantee benefits...........    (317)              --             --        --      (317)
                                       ------          -------         ------   -------   -------
Balance as of December 31, 2006......  $1,048          $ 3,491         $  564   $  (130)  $ 4,973
   Incurred guarantee benefits /(1)/.      49            3,108           (148)    3,217     6,226
   Paid guarantee benefits...........    (251)              --             --        --      (251)
                                       ------          -------         ------   -------   -------
Balance as of December 31, 2007......  $  846          $ 6,599         $  416   $ 3,087   $10,948
   Incurred guarantee benefits /(1)/.   5,636            4,677          1,386    60,816    72,515
   Paid guarantee benefits...........    (889)              --             --        --      (889)
                                       ------          -------         ------   -------   -------

Balance as of December 31, 2008......  $5,593          $11,276         $1,802   $63,903   $82,574
                                       ======          =======         ======   =======   =======

--------
(1)Incurred guarantee benefits include the portion of assessments established as additions to reserves as well as changes in estimates affecting the reserves. Also includes changes in the fair value of features considered to be derivatives.

The GMDB liability is determined each period end by estimating the accumulated value of a portion of the total assessments to date less the accumulated value of the death benefits in excess of the account balance. The GMIB liability is determined each period by estimating the accumulated value of a portion of the total assessments to date less the accumulated value of the projected income benefits in excess of the account balance. The portion of assessments used is chosen such that, at issue (or, in the case of acquired contracts, at the acquisition date), the present value of expected death benefits or expected income benefits in excess of the projected account balance and the portion of the present value of total expected assessments over the lifetime of the contracts are equal. The Company regularly evaluates the estimates used and adjusts the GMDB and GMIB liability balances, with an associated charge or credit to earnings, if actual experience or other evidence suggests that earlier assumptions should be revised.

The GMAB features provide the contractholder with a guaranteed return of initial account value or an enhanced value if applicable. The Company's GMAB feature (HD GRO) includes an automatic investment rebalancing element that reduces the Company's exposure to these guarantees. The GMAB liability is calculated as the present value of future expected payments to customers less the present value of assessed rider fees attributed to the embedded derivative feature.

The GMIWB features predominantly present a benefit that provides a contractholder with two optional methods to receive guaranteed minimum payments over time-- a "withdrawal" option (available on only one of registrant's GMIWB features) and an "income" option (available under each of registrant's GMIWB features). The withdrawal option guarantees that, upon the

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

8. CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS (continued)

election of such benefit, a contractholder can withdraw an amount each year until the cumulative withdrawals reach a total guaranteed balance. The guaranteed remaining balance is generally equal to the protected value under the contract, which is initially established as the greater of: (1) the account value on the date of first withdrawal; (2) cumulative premiums when withdrawals commence, less cumulative withdrawals plus a minimum return; or (3) the highest contract value on a specified date minus any withdrawals. The income option guarantees that a contractholder can withdraw a specified percentage of the "protected value" each year for the annuitant's life (or joint lives, in the case of the spousal version of the benefit). The Company has several variations of this GMIWB that vary, among other things, with regard to how the protected value is calculated and how the customer may make withdrawals.

As part of risk management strategy in addition to reinsurance, Pruco Re.
hedges or limits exposure to these risks through a combination of product design elements, such as an automatic rebalancing element, and externally purchased hedging instruments, such as equity options and interest rate swaps. The automatic rebalancing element included in the design of certain variable annuity products transfers assets between contractholder sub-accounts depending on a number of factors, including the investment performance of the sub-accounts. Negative investment performance may result in transfers to either a fixed-rate general account option or a separate account bond portfolio. In certain situations, assets may transfer back when investment performance improves. Other product design elements we utilize for certain products to manage these risks include asset allocation and minimum purchase age requirements. For risk management purposes the Company segregates the variable annuity living benefit features into three broad categories, (1) those that utilize both an automatic rebalancing element and capital markets hedging, such as for certain GMIWB riders; (2) those that utilize only capital markets hedging , such as for certain legacy GMIWB and GMAB riders; and (3) those with risks we have deemed suitable to retain, such as for GMDB and GMIB riders. Riders in category 1 from above also include GMDB riders, and as such the GMDB risk in these riders benefits from the automatic investment rebalancing element.

Deferred Sales Inducements

The Company defers sales inducements and amortizes them over the anticipated life of the annuity using the same methodology and assumptions used to amortize deferred policy acquisition costs. The Company offers various types of sales inducements. These inducements include: (i) a bonus whereby the policyholder's initial account balance is increased by an amount equal to a specified percentage of the customer's initial deposit and (ii) additional interest credits after a certain number of years a contract is held. Changes in deferred sales inducements are as follows:

                                           2008     2007     2006
                                         -------  -------  -------
                                               (in thousands)
             Balance, beginning of year. $21,957  $19,013  $13,616
             Capitalization.............   6,959    5,869    6,382
             Amortization...............    (901)  (2,925)    (985)
                                         -------  -------  -------
             Balance, end of year.......  28,015  $21,957  $19,013
                                         =======  =======  =======

9. STATUTORY NET INCOME AND SURPLUS AND DIVIDEND RESTRICTIONS

The Company is required to prepare statutory financial statements in accordance with accounting practices prescribed or permitted by the New Jersey Department of Banking and Insurance. Statutory accounting practices primarily differ from GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions and valuing investments, deferred taxes, and certain assets on a different basis.

Statutory net (loss) to income of the Company amounted to $(22) million, $(8) million, and $1 million for the years ended December 31, 2008, 2007 and 2006, respectively. Statutory surplus of the Company amounted to $112 million and $130 million at December 31, 2008 and 2007, respectively.

The Company is subject to New Jersey law. The maximum amount of dividends, which can be paid by State of New Jersey insurance companies to shareholders without prior approval of the Insurance Commissioner, is subject to N.J.S.A.17:27A-4.c(2)(b). Based on these limitations, there is no capacity to pay a dividend in 2009 without approval. There have been no dividend payments to the Company's parent in 2008, 2007, or 2006.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------


10. FAIR VALUE OF ASSETS AND LIABILITIES

Fair Value Measurement - Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 establishes a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1 - Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities. These generally provide the most reliable evidence and are used to measure fair value whenever available. Active markets are defined as having the following for the measured asset/liability: i) many transactions, ii) current prices, iii) price quotes not varying substantially among market makers, iv) narrow bid/ask spreads and v) most information publicly available. The Company's Level 1 assets and liabilities primarily include certain cash equivalents and short-term investments, equity securities and derivative contracts that are traded in an active exchange market. Prices are obtained from readily available sources for market transactions involving identical assets or liabilities.

Level 2 - Fair value is based on significant inputs, other than Level 1 inputs, that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets and liabilities, quoted market prices in markets that are not active for identical or similar assets or liabilities and other observable inputs. The Company's Level 2 assets and liabilities include: fixed maturities (corporate public and private bonds, most government securities, certain asset-backed and mortgage-backed securities, etc.), certain equity securities, short-term investments and cash equivalents (primarily commercial paper), and certain over-the-counter derivatives. Valuations are generally obtained from third party pricing services for identical or comparable assets or liabilities through the use of valuation methodologies using observable market inputs.

Prices from pricing services are sourced from multiple vendors, and a vendor hierarchy is maintained by asset type based on historical pricing experience and vendor expertise. The Company generally receives prices from multiple pricing services for each security, but ultimately use the price from the pricing service highest in the vendor hierarchy based on the respective asset type. In order to validate reasonability, prices are reviewed by internal asset managers through comparison with directly observed recent market trades and internal estimates of current fair value, developed using market observable inputs and economic indicators.

The use of valuation methodologies using observable inputs for private fixed maturities are primarily determined using a discounted cash flow model, which utilizes a discount rate based upon the average of spread surveys collected from private market intermediaries who are active in both primary and secondary transactions, and takes into account, among other factors, the credit quality and industry sector of the issuer and the reduced liquidity associated with private placements. Private fixed maturities also include debt investments in funds that, in addition to a stated coupon, pay a return based upon the results of the underlying portfolios. The fair values of these securities are determined by reference to the funds' net asset value (NAV). Any restrictions on the ability to redeem interests in these funds at NAV are considered to have a de minimis effect on the fair value.

The majority of the Company's derivative positions are classified within Level 2 in the fair value hierarchy. Derivatives classified within Level 2 are valued using models generally accepted in the financial services industry that use actively quoted or observable market input values from external market data providers, non-binding broker-dealer quotations, third-party pricing vendors and/or recent trading activity. The fair values of most derivatives, including interest rate swaps, cross-currency swaps, and single name credit default swaps are determined using discounted cash flow models. These models' key assumptions include the contractual terms of the respective contract, along with significant observable inputs, including interest rates, currency rates, credit spreads, yield curves, index dividend yields, and nonperformance risk. Derivative contracts are executed under master netting agreements with counterparties with a Credit Support Annex, or CSA, which is a bilateral ratings-sensitive agreement that requires collateral postings at established credit threshold levels. These agreements protect the interests of the Company and its counterparties, should either party suffer a credit rating deterioration. Substantially all of the company's derivative contracts are transacted with an affiliate. In instances where the company transacts with unaffiliated counterparty's derivative agreements are with highly rated major international financial institutions. Consistent with the practice of major international financial institutions, the Company uses the credit spread embedded in the LIBOR interest rate curve to reflect nonperformance risk when determining the fair value of derivative assets and liabilities. The Company believes this credit spread is an appropriate estimate of the nonperformance risk for derivative related assets and liabilities between highly rated institutions. Most derivative contracts have bid and ask prices that can be readily observed in the market place. The Company's policy is to use mid-market pricing in determining its best estimate of fair value.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

10. FAIR VALUE OF ASSETS AND LIABILITIES (continued)

Other long-term investments carried at fair value include limited partnerships which are consolidated because the Company is either deemed to exercise control or considered the primary beneficiary of a variable interest entity. These entities are considered investment companies and follow specialized industry accounting whereby their assets are carried at fair value. The investments held by these entities include various feeder fund investments in underlying master funds (whose underlying holdings generally include public fixed maturities and equity securities), as well as wholly-owned real estate held within other investment funds.

Level 3 - Fair value is based on at least one or more significant unobservable inputs for the asset or liability. These inputs reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability. The Company's Level 3 assets and liabilities primarily include: certain private fixed maturities and equity securities, certain manually priced public equity securities and fixed maturities (including certain asset-backed securities), certain highly structured over-the-counter derivative contracts, certain commercial loans, certain consolidated real estate funds for which the Company is the general partner, and embedded derivatives resulting from certain products with guaranteed benefits. In circumstances where vendor pricing is not available, internally developed valuations or non-binding broker quotes are used to determine fair value. Non-binding broker quotes are reviewed for reasonableness, based on the Company's understanding of the market. These estimates may use significant unobservable inputs, which reflect the Company's own assumptions about the inputs market participants would use in pricing the asset. Circumstances where observable market data is not available may include events such as market illiquidity and credit events related to the security. Under certain conditions, the Company may conclude the prices received from independent third party pricing services or brokers are not reasonable or reflective of market activity. In those instances, the Company may choose to over-ride the third-party pricing information or quotes received and apply internally developed values to the related assets or liabilities. In such cases, the valuations are generally classified as Level 3. As of December 31, 2008, such over-rides on a net basis were not material.

For certain private fixed maturities, including those that are distressed, the discounted cash flow model may also incorporate significant unobservable inputs, which reflect the Company's own assumptions about the inputs market participants would use in pricing the asset. Certain public fixed maturities and private fixed maturities priced internally are based on observable and unobservable inputs. Significant unobservable inputs used include: issue specific credit adjustments, material non-public financial information, management judgment, estimation of future earnings and cashflows, default rate assumptions, liquidity assumptions and non-binding quotes from market makers. These inputs are usually considered unobservable, as not all market participants will have access to this data.

Estimated fair values for most privately traded equity securities are determined using valuation and discounted cash flow models that require a substantial level of judgment. In determining the fair value of certain privately traded equity securities the discounted cash flow model may also use unobservable inputs, which reflect the Company's assumptions about the inputs market participants would use in pricing the asset.

The fair values of the GMAB, GMWB and GMIWB liabilities are calculated as the present value of future expected benefit payments to customers less the present value of assessed rider fees attributable to the embedded derivative feature. The expected cash flows are discounted using LIBOR interest rates, which are commonly viewed as being consistent with the Company's claims-paying ratings of AA quality. Since there is no observable active market for the transfer of these obligations, the valuations are calculated using internally developed models with option pricing techniques. The models calculate a risk neutral valuation, generally using the same interest rate assumptions to both project and discount future rider fees and benefit payments, and incorporate premiums for risks inherent in valuation techniques, inputs, and the general uncertainty around the timing and amount of future cash flows. Significant inputs to these models include capital market assumptions, such as interest rate and implied volatility assumptions, as well as various policyholder behavior assumptions that

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

10. FAIR VALUE OF ASSETS AND LIABILITIES (continued)

are actuarially determined, including lapse rates, benefit utilization rates, mortality rates and withdrawal rates. These assumptions are reviewed at least annually, and updated based upon historical experience and give consideration to any observable market data, including market transactions such as acquisitions and reinsurance transactions.

Level 3 includes derivatives where the bid-ask spreads are generally wider than derivatives classified within Level 2 thus requiring more judgment in estimating the mid-market price of such derivatives.

Derivatives that are valued based upon models with unobservable market input values or input values from less actively traded or less-developed markets are classified within Level 3 in the fair value hierarchy. Derivatives classified as Level 3 include first-to-default credit basket swaps. The fair values of first-to-default credit basket swaps are derived from relevant observable inputs such as: individual credit default spreads, interest rates, recovery rates and unobservable model-specific input values such as correlation between different credits within the same basket. Level 3 methodologies are validated through periodic comparison of the Company's fair values to broker-dealer's values.

The table below presents the balances of assets and liabilities measured at fair value on a recurring basis, as of December 31, 2008.

                                                         Level 1    Level 2  Level 3   Total
                                                        ---------- --------- ------- ---------
                                                                    (in thousands)
Fixed maturities, available for sale................... $       --   790,024  5,998    796,022
Equity securities, available for sale..................         --     2,688    121      2,809
Other long-term investments............................         --     3,069 (4,272)    (1,203)
Short-term investments.................................        137     8,000     --      8,137
Cash and cash equivalents..............................         --    70,631     --     70,631
Other assets...........................................         --     3,226 58,880     62,106
                                                        ---------- --------- ------  ---------
       Sub-total excluding separate account assets.....        137   877,638 60,727    938,502

Separate account assets (1)............................  1,142,614 1,157,458  6,494  2,306,566
                                                        ---------- --------- ------  ---------

   Total assets........................................ $1,142,751 2,035,096 67,221  3,245,068
                                                        ========== ========= ======  =========

Future policy benefits.................................         --        -- 63,903     63,903
                                                        ---------- --------- ------  ---------

   Total liabilities................................... $       --        -- 63,903     63,903
                                                        ========== ========= ======  =========

--------
(1)Separate account assets represent segregated funds that are invested for certain customers. Investment risks associated with market value changes are borne by the customers, except to the extent of minimum guarantees made by the Company with respect to certain accounts. Separate account liabilities are not included in the above table as they are reported at contract value and not fair value in the Company's Statement of Financial Position.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

10. FAIR VALUE OF ASSETS AND LIABILITIES (continued)

The following tables provide a summary of the changes in fair value of Level 3 assets and liabilities for the three and nine months ending December 31, 2008, as well as the portion of gains or losses included in income for the three and nine months ended December 31, 2008, attributable to unrealized gains or losses related to those assets and liabilities still held at December 31, 2008.

                                                                          Twelve Months Ended December 31, 2008
                                                                       ------------------------------------------
                                                                          Fixed      Equity     Other
                                                                       Maturities, Securities, Trading    Other
                                                                        Available   Available  Account  Long-term
                                                                        For Sale    for Sale   Assets  Investments
                                                                       ----------- ----------- ------- -----------
                                                                                     (in thousands)
Fair value, beginning of period.......................................  $ 23,659     $ 2,271     $--     $  (279)
   Total gains or (losses) (realized/unrealized):.....................        --          --      --          --
       Included in earnings:..........................................        --          --      --          --
          Realized investment gains (losses), net.....................       (55)         --      --      (3,993)
          Asset administration fees and other income..................        --          --      --          --
          Interest credited to policyholder account...................        --          --      --          --
       Included in other comprehensive income (loss)..................    (3,365)       (422)     --          --
   Net investment income..............................................         9          --      --          --
   Purchases, sales, issuances, and settlements.......................     2,143          --      --          --
   Transfers into (out of) Level 3 (2)................................   (16,393)     (1,728)     --          --
                                                                        --------     -------     ---     -------
Fair value, end of period.............................................  $  5,998     $   121     $--     $(4,272)
                                                                        ========     =======     ===     =======

Unrealized gains (losses) for the period ending relating to those level 3 assets that were still held by the Company at the end of the period:
       Included in earnings:..........................................
          Realized investment gains (losses), net.....................  $    (32)    $    --     $--     $(3,992)
          Asset administration fees and other income..................  $     --     $    --     $--     $    --
          Interest credited to policyholder account...................  $     --     $    --     $--     $    --
       Included in other comprehensive income (loss)..................  $ (1,591)    $  (327)    $--     $    --


                                                                                 Separate     Future
                                                                        Other     Account     Policy
                                                                        Assets  Assets /(1)/ Benefits
                                                                       -------  -----------  --------
                                                                               (in thousands)
Fair value, beginning of period....................................... $ 3,079     7,716     $ (3,087)
   Total gains or (losses) (realized/unrealized):.....................      --        --           --
       Included in earnings:..........................................      --        --           --
          Realized investment gains (losses), net.....................  48,957        --      (59,506)
          Asset administration fees and other income..................      --        --           --
          Interest credited to policyholder account...................      --    (1,222)          --
       Included in other comprehensive income.........................    (338)       --           --
   Net investment income..............................................      --        --           --
   Purchases, sales, issuances, and settlements.......................     758        --       (1,309)
   Transfers into (out of) Level 3 (2)................................   6,424        --           --
   Other..............................................................      --        --           --
                                                                       -------    ------     --------
Fair value, end of period............................................. $58,880     6,494     $(63,903)
                                                                       =======    ======     ========

Unrealized gains (losses) for the period ending relating to those level 3 assets that were still held by the Company at the end of the period:
       Included in earnings:..........................................
          Realized investment gains (losses), net..................... $49,013        --     $(59,565)
          Asset administration fees and other income.................. $    --        --     $     --
          Interest credited to policyholder account................... $    --    (1,222)    $     --
       Included in other comprehensive income (loss).................. $  (338)       --     $     --

--------
(1)account assets represent segregated funds that are invested for certain customers. Investment risks associated with market value changes are borne by the customers, except to the extent of minimum guarantees made by the Company with respect to certain accounts. Separate account liabilities are not included in the above table as they are reported at contract value and not fair value in the Company's Statement of Financial Position.
(2)Transfers into or out of Level 3 are generally reported as the value of the beginning of the quarter in which the transfer occurs.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

10. FAIR VALUE OF ASSETS AND LIABILITIES (continued)


   Transfers - Net transfers out of Level 3 for Fixed Maturities Available for Sale totaled $16.393 million during the twelve months ended December 31, 2008. Transfers into Level 3 for these investments was primarily the result of unobservable inputs utilized within valuation methodologies and the use of broker quotes when previously information from third party pricing services was utilized. Partially offsetting these transfers into Level 3 were transfers out of Level 3 due to the use of observable inputs in valuation methodologies as well as the utilization of pricing service information for certain assets that the Company was able to validate.

Fair Value of Financial Instruments -

The fair values presented below have been determined by using available market information and by applying valuation methodologies. Considerable judgment is applied in interpreting data to develop the estimates of fair value. These fair values may not be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a material effect on the fair values. The methods and assumptions discussed below were used in calculating the fair values of the instruments. See Note 11 to the Financial Statements for a discussion of derivative instruments.

Commercial Mortgage and Other Loans

The fair value of commercial mortgage loans, are primarily based upon the present value of the expected future cash flows discounted at the appropriate U.S. Treasury rate adjusted for the current market spread for similar quality loans.

Policy loans

The fair value of policy loans is calculated using a discounted cash flow model based upon current U.S. Treasury rates and historical loan repayment patterns.

Investment Contracts - Policyholders' Account Balances

Only the portion of policyholders' account balances and separate account liabilities related to products that are investment contracts (those without significant mortality or morbidity risk) are reflected in the table below. For fixed deferred annuities, payout annuities and other similar contracts without life contingencies, fair values are derived using discounted projected cash flows based on LIBOR interest rates which are commonly viewed as being consistent with the Company's claims paying ratings. For those balances that can be withdrawn by the customer at any time without prior notice or penalty, the fair value is the estimated to be amount payable to the customer as of the reporting date, which is generally the carrying value.

The following table discloses the carrying amounts and fair values of the Company's financial instruments at December 31:

                                         2008                2007
                                  ------------------- -------------------
                                  Carrying            Carrying
                                   Value   Fair Value  Value   Fair Value
                                  -------- ---------- -------- ----------
                                              (in thousands)
       Financial assets:

       Commercial mortgage loans. $147,395  $135,601  $101,583  $103,815

       Policy loans.............. $169,924  $222,880  $166,373  $187,181

       Financial liabilities:

       Investment contracts...... $ 72,555  $ 73,220  $ 63,721  $ 63,721

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

11. DERIVATIVE INSTRUMENTS

Types of Derivative Instruments and Derivative Strategies

Exchange-traded futures are used by the Company to reduce risks from changes in interest rates, to alter mismatches between the duration of assets in a portfolio and the duration of liabilities supported by those assets, and to hedge against changes in the value of securities it owns or anticipates acquiring or selling. In exchange-traded futures transactions, the Company agrees to purchase or sell a specified number of contracts, the values of which are determined by the values of underlying referenced securities, and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The Company enters into exchange-traded futures transactions with regulated futures commissions merchants that are members of a trading exchange.

Futures typically are used to hedge duration mismatches between assets and liabilities. Futures move substantially in value as interest rates change and can be used to either modify or hedge existing interest rate risk.

Currency derivatives, including currency swaps, are used by the Company to reduce risks from changes in currency exchange rates with respect to investments denominated in foreign currencies that the Company either holds or intends to acquire or sell.

Under currency swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between one currency and another at an exchange rate and calculated by reference to an agreed principal amount. Generally, the principal amount of each currency is exchanged at the beginning and termination of the currency swap by each party. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by one counterparty for payments made in the same currency at each due date.

Credit derivatives are used by the Company to enhance the return on the Company's investment portfolio by creating credit exposure similar to an investment in public fixed maturity cash instruments. With credit derivatives the Company can sell credit protection on an identified name, or a basket of names in a first to default structure, and in return receive a quarterly premium. With first to default baskets, the premium generally corresponds to a high proportion of the sum of the credit spreads of the names in the basket. If there is an event of default by the referenced name or one of the referenced names in a basket, as defined by the agreement, then the Company is obligated to pay the counterparty the referenced amount of the contract and receive in return the referenced defaulted security or similar security. In addition to selling credit protection, the Company may purchase credit protection using credit derivatives in order to hedge specific credit exposures in the Company's investment portfolio.

Embedded Derivatives

As described in Note 8, the Company sells variable annuity products which contain embedded derivatives. These embedded derivatives are marked to market through "Realized investment gains (losses), net" based on the change in value of the underlying contractual guarantees which are determined using valuation models. The Company has entered into reinsurance agreements to transfer the risk related to the embedded derivatives to affiliates. These reinsurance agreements are derivatives and have been accounted for in the same manner as the embedded derivative.

The Company invests in fixed maturities that, in addition to a stated coupon, provide a return based upon the results of an underlying portfolio of fixed income investments and related investment activity. The Company accounts for these investments as available for sale fixed maturities containing embedded derivatives. Such embedded derivatives are marked to market through "Realized investment gains (losses), net," based upon the change in value of the underlying portfolio.

Credit Derivatives Written

The following tables set forth our exposure from credit derivatives where we have written credit protection excluding credit protection written on our own credit and embedded derivatives contained in European managed investments, by NAIC rating of the underlying credits as of the dates indicated.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

11. DERIVATIVE INSTRUMENTS (continued)

                                            December 31, 2008
                                            ----------------
                                            First to Default
                                                Basket             Total
    NAIC                                    ----------------  --------------
    Designation                                       Fair             Fair
    (1)          Rating Agency Equivalent   Notional  Value   Notional Value
    -----------  -------------------------- --------  -----   -------- -----
        1        Aaa, Aa, A................   $ 2     $ (.2)    $ 2    $ (.2)
        2        Baa.......................    19        (4)     19       (4)
                                              ---     -----     ---    -----
                 Subtotal Investment Grade.    21      (4.2)     21     (4.2)
        3        Ba........................    --        --      --       --
        4        B.........................    --        --      --       --
        5        C and lower...............    --        --      --       --
        6        In or near default........    --        --      --       --
                                              ---     -----     ---    -----
    Total..................................   $21     $(4.2)    $21    $(4.2)
                                              ===     =====     ===    =====

                                            December 31, 2007
                                            ----------------
                                            First to Default
                                                Basket             Total
    NAIC                                    ----------------  --------------
    Designation                                       Fair             Fair
    (1)          Rating Agency Equivalent   Notional  Value   Notional Value
    -----------  -------------------------- --------  -----   -------- -----
        1        Aaa, Aa, A................   $21     $ (.3)    $21    $ (.3)
        2        Baa.......................    --        --      --       --
                                              ---     -----     ---    -----
                 Subtotal Investment Grade.    21       (.3)     21      (.3)
        3        Ba........................    --        --      --       --
        4        B.........................    --        --      --       --
        5        C and lower...............    --        --      --       --
        6        In or near default........    --        --      --       --
                                              ---     -----     ---    -----
    Total..................................   $21     $ (.3)    $21    $ (.3)
                                              ===     =====     ===    =====

--------
(1)First-to-default credit swap baskets, which may include credits of varying qualities, are grouped above based on the lowest credit in the basket. However, such basket swaps may entail greater credit risk than the rating level of the lowest credit.

The following table sets forth the composition of our credit derivatives where we have written credit protection excluding credit protection written on our own credit and embedded derivatives contained in European managed investments, by industry category as of the dates indicated.

                                         December 31, 2008 December 31, 2007
                                         ----------------  ----------------
                                                   Fair               Fair
                                         Notional  Value   Notional   Value
         Industry                        --------  -----   --------   -----
                                                 (in millions)
         Corporate Securities:
            First to Default Baskets(1).    21      (4.2)     21       (.3)
                                           ---     -----     ---       ---
         Total Credit Derivatives.......   $21     $(4.2)    $21       (.3)
                                           ===     =====     ===       ===

--------
(1)Credit default baskets may include various industry categories.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

11. DERIVATIVE INSTRUMENTS (continued)

The Company writes credit derivatives under which the Company is obligated to pay the counterparty the referenced amount of the contract and receive in return the defaulted security or similar security. The Company's maximum amount at risk under these credit derivatives, assuming the value of the underlying referenced securities become worthless, is $21 million at December 31, 2008. These credit derivatives generally have maturities of five years or less.

The Company holds certain externally managed investments in the European market which contain embedded derivatives whose fair value are primarily driven by changes in credit spreads. These investments are medium term notes that are collateralized by investment portfolios primarily consisting of investment grade European fixed income securities, including corporate bonds and asset-backed securities, and derivatives, as well as varying degrees of leverage. The notes have a stated coupon and provide a return based on the performance of the underlying portfolios and the level of leverage. The Company invests in these notes to earn a coupon through maturity, consistent with its investment purpose for other debt securities. The notes are accounted for under U.S. GAAP as available for sale fixed maturity securities with bifurcated embedded derivatives (total return swaps). Changes in the value of the fixed maturity securities are reported in Stockholders' Equity under the heading "Accumulated Other Comprehensive Income" and changes in the market value of the embedded total return swaps are included in current period earnings in "Realized investment gains (losses), net." The Company's maximum exposure to loss from these interests was $5 million and $8 million at December 31, 2008 and 2007, respectively.

Credit Risk

The Company is exposed to credit-related losses in the event of nonperformance by counterparties to financial derivative transactions. Substantially all of the Company's over-the-counter derivative contracts are transacted with an affiliate. In instances where the Company transacts with unaffiliated counterparties, the Company manages credit risk by entering into derivative transactions with major international financial institutions and other creditworthy counterparties, and by obtaining collateral where appropriate. Additionally, limits are set on single party credit exposures which are subject to periodic management review.

The credit exposure of the Company's over-the-counter derivative transactions is represented by the contracts with a positive fair value (market value) at the reporting date. The Company effects exchange-traded futures transactions through regulated exchanges and these transactions are settled on a daily basis, thereby reducing credit risk exposure in the event of nonperformance by counterparties to such financial instruments.

12. COMMITMENTS, CONTINGENCIES AND LITIGATION AND REGULATORY

Commitments

The Company has made commitments to fund $2 million of commercial loans in 2008. The Company also made commitments to purchase or fund investments, mostly private fixed maturities, of $3 million in 2008.

Contingencies

On an ongoing basis, our internal supervisory and control functions review the quality of our sales, marketing, administration and servicing, and other customer interface procedures and practices and may recommend modifications or enhancements. From time to time, this review process results in the discovery of administration, servicing or other errors, including errors relating to the timing or amount of payments or contract values due to customers. In these cases, we offer customers appropriate remediation and may incur charges and expenses, including the costs of such remediation, administrative costs and regulatory fines.

It is possible that the results of operations or the cash flow of the Company in a particular quarterly or annual period could be materially affected as a result of payments in connection with the matters discussed above depending, in part, upon the results of operations or cash flow for such period. Management believes, however, that the ultimate payments in connection with these matters should not have a material adverse effect on the Company's financial position.

Litigation and Regulatory Proceedings

The Company is subject to legal and regulatory actions in the ordinary course of its businesses, including class action lawsuits. Legal and regulatory actions may include proceedings relating to aspects of the businesses and operations that are specific to the Company and that are typical of the businesses in which the Company operates. Class action and individual lawsuits may involve a variety of issues and/or allegations, which include sales practices, underwriting practices, claims payment and procedures, premium charges, policy servicing and breach of fiduciary duties to customers. The Company may also be subject to litigation arising out of its general business activities, such as investments and third party contracts. In certain of these matters, plaintiffs may seek large and/or indeterminate amounts, including punitive or exemplary damages.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

12. COMMITMENTS, CONTINGENCIES AND LITIGATION AND REGULATORY (continued)

The Company's litigation and regulatory matters are subject to many uncertainties, and given their complexity and scope, their outcomes cannot be predicted. It is possible that results of operations or cash flow of the Company in a particular quarterly or annual period could be materially affected by an ultimate unfavorable resolution of pending litigation and regulatory matters depending, in part, upon the results of operations or cash flow for such period. In light of the unpredictability of the Company's litigation and regulatory matters, it is also possible that in certain cases an ultimate unfavorable resolution of one or more pending litigation or regulatory matters could have a material adverse effect on the Company's financial position. Management believes, however, that, based on information currently known to it, the ultimate outcome of all pending litigation and regulatory matters, after consideration of applicable reserves and rights to indemnification, is not likely to have a material adverse effect on the Company's financial position.

13. RELATED PARTY TRANSACTIONS

The Company has extensive transactions and relationships with Prudential Insurance and other affiliates. Although we seek to ensure that these transactions and relationships are fair and reasonable, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Expense Charges and Allocations

Many of the Company's expenses are allocations or charges from Prudential Insurance or other affiliates. These expenses can be grouped into the following categories: general and administrative expenses and agency distribution expenses.

The Company's general and administrative expenses are charged to the Company using allocation methodologies based on business processes. Management believes that the methodology is reasonable and reflects costs incurred by Prudential Insurance to process transactions on behalf of the Company. The Company operates under service and lease agreements whereby services of officers and employees, supplies, use of equipment and office space are provided by Prudential Insurance. The Company reviews its allocation methodology periodically which it may adjust accordingly. General and administrative expenses include allocations of stock compensation expenses related to a stock option program and a deferred compensation program issued by Prudential Financial. The expense charged to the Company for the stock option program was less than $0.1 million for the twelve months ended December 31, 2008 and 2007, respectively. The expense charged to the Company for the deferred compensation program was $0.2 million and $0.5 million for the twelve months ended
December 31, 2008 and 2007, respectively.

The Company receives a charge to cover its share of employee benefits expenses. These expenses include costs for funded and non-funded contributory and non-contributory defined benefit pension plans. Benefits are based on final average earning and length of service, while benefits for other employees are based on an account balance, which takes into consideration age, service and earnings during career.

Prudential Insurance sponsors voluntary savings plan for the Company's employee's 401(k) plans. The plans provide for salary reduction contributions by employees and matching contributions by the Company of up to 4% of annual salary. The expense charged to the Company for the matching contribution to the plans was $0.5 million in 2008, and $0.5 million in 2007 and $0.4 million in 2006.

The Company's share of net expense for the pension plans was $1 million in 2008 and $1 million in 2007 and 2006.

The Company is charged distribution expenses from Prudential Insurance's agency network for both its domestic life and annuity products through a transfer pricing agreement, which is intended to reflect a market based pricing arrangement.

Affiliated Asset Administration Fee Income

The Company participates in a revenue sharing agreement with Prudential Investments LLC, whereby the Company receives fee income from policyholder account balances invested in the Prudential Series Funds ("PSF"). The Company also receives fee income calculated on contractholder separate account balances invested in the Advanced Series Trust Funds. These revenues are recorded as "Asset administration fees" in the Statements of Operations and Comprehensive Income.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

13. RELATED PARTY TRANSACTIONS (continued)

Corporate Owned Life Insurance

The Company has sold two Corporate Owned Life Insurance ("COLI") policies to Prudential Insurance, and one during the third quarter of 2007 to Prudential Financial, Inc. The cash surrender value included in separate accounts was $564 million and $606 million at December 31, 2008 and December 31, 2007, respectively. Fees related to the COLI policies were $19 million, $17 million and $5 million for the years ending December 31, 2008, 2007 and 2006, respectively.

Reinsurance with Affiliates

Pruco Life

Effective April 1, 2008, the Company entered into an agreement to reinsure certain variable COLI policies with Pruco Life. Reinsurance recoverables related to this agreement were $2 million as of December 31, 2008. Fees ceded to Pruco Life were $3 million for December 2008. Benefits ceded were $3 million for December 31, 2008. The Company is not relieved of its primary obligation to the policyholder as a result of this agreement.

Prudential Arizona Reinsurance Capitive Company (PARCC)

The Company reinsures 90% of the risks under its term life insurance policies through an automatic and facultative coinsurance agreement with PARCC. Reinsurance recoverables related to this agreement were $239 million and $177 million as of December 31, 2008 and 2007, respectively. Premiums ceded to PARCC in 2008, 2007, and 2006 were $127 million, $108 million and $86 million, respectively. Benefits ceded in 2008, 2007 and 2006 were $53 million, $24 million, and $23 million respectively. Reinsurance expense allowances, net of capitalization and amortization for 2008, 2007 and 2006 were $26 million, $22 million and $20 million, respectively. The Company is not relieved of its primary obligation to the policyholder as a result of this agreement.

Prudential Insurance

The Company has a yearly renewable term reinsurance agreement with Prudential Insurance and reinsures the majority of all mortality risks, not otherwise reinsured. The reinsurance recoverable related to this agreement was $5 million and $5 million as of December 31, 2008 and December 2007 respectively. Premiums and fees ceded to Prudential Insurance in 2008, 2007 and 2006 were $35 million, $33 million and $30 million, respectively. Benefits ceded in 2008, 2007 and 2006 were $28 million, $23 million, and $28 million, respectively. The Company is not relieved of its primary obligation to the policyholder as a result of this agreement.

Pruco Re.

During 2005 and 2006, the Company entered into reinsurance agreements with Pruco Re as part of its risk management and capital management strategies for annuities. Effective October 3, 2005, the Company entered into a coinsurance agreement with Pruco Re providing for the 100% reinsurance of its Lifetime Five benefit feature sold on its annuities. Fees ceded on this agreement, included in "Realized investments (losses) gains, net" on the financial statements as of December 31, 2008, were $47 million.

Effective May 1, 2006, the Company entered into a new coinsurance agreement with Pruco Re providing for the 100% reinsurance of its Spousal Lifetime Five benefit feature sold on its annuities. Fees ceded on this agreement, included in "Realized investments (losses) gains, net" on the financial statements as of December 31, 2008, were $6 million. The Company is not relieved of its primary obligation to the policyholder as a result of this agreement.

Debt Agreements

The Company and its parent, Pruco Life have an agreement with Pru Funding, LLC, a wholly owned subsidiary of Prudential Insurance which allows it to borrow funds for working capital and liquidity needs. The borrowings under this agreement are limited to $100 million. The Company's short-term borrowings from an affiliate used to provide short -term working capital decreased. There was $100 thousand of debt outstanding to Prudential Funding, LLC as of December 31, 2008 as compared to $56 million at December 31, 2007. Interest expense related to this agreement was $0.5 million in 2008 and in 2007. The related interest was charged at a variable rate ranging from .31% to 4.31% for 2008 and 4.26% to 5.86% in 2007.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

14. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The unaudited quarterly results of operations for the years ended December 31, 2008 and 2007 are summarized in the table below:

                                                Three months ended (in thousands)
                                            ----------------------------------------
                                            March 31 June 30 September 30 December 31
                                            -------- ------- ------------ -----------
2008
Total revenues............................. $37,428  $38,256   $38,938      $29,588
Total benefits and expenses................  26,981   26,170    27,132       38,104
Income from operations before income taxes.  10,447   12,086    11,806       (8,516)
Net income.................................   7,535    9,236     9,828       (4,894)
                                            =======  =======   =======      =======

2007
Total revenues............................. $38,111  $40,702   $46,473      $39,682
Total benefits and expenses................  25,023   26,204    28,970       29,022
Income from operations before income taxes.  13,088   14,498    17,503       10,660
Net income.................................   9,766    9,985    12,408        8,044
                                            =======  =======   =======      =======

Financial Statements

Pruco Life Insurance Company of New Jersey

Unaudited Interim Statements of Financial Position
As of September 30, 2009 and December 31, 2008 (in thousands, except share amounts)
--------------------------------------------------------------------------------

                                                                    September 30,  December 31,
                                                                        2009          2008
                                                                   -------------- --------------
ASSETS
Fixed maturities available for sale,..............................
   at fair value (amortized cost, 2009: $908,263; 2008: $865,995).   $   933,434    $    796,022
Equity securities available for sale,.............................
   at fair value (cost, 2009: $4,143; 2008: $4,143)...............         3,672           2,809
Policy loans......................................................       169,170         169,924
Short term investments............................................        26,358           8,137
Commercial mortgage loans.........................................       168,779         147,395
Other long term investments.......................................         9,221           7,797
                                                                   -------------  --------------
   Total investments..............................................     1,310,634       1,132,084
Cash and cash equivalents.........................................        93,744          69,811
Deferred policy acquisition costs.................................       296,654         326,806
Accrued investment income.........................................        14,286          15,025
Reinsurance recoverables..........................................       323,975         301,336
Receivables from parent and affiliates............................        59,752          50,377
Deferred sales inducements........................................        27,453          28,014
Other assets......................................................        34,144           4,226
Separate account assets...........................................     2,954,815       2,306,566
                                                                   -------------  --------------
TOTAL ASSETS......................................................   $ 5,115,457    $  4,234,245
                                                                   =============  ==============

LIABILITIES AND EQUITY
Liabilities
Policyholders' account balances...................................     1,003,453         910,344
Future policy benefits and other policyholder liabilities.........       470,310         458,129
Cash collateral for loaned securities.............................         9,116          16,131
Securities sold under agreements to repurchase....................         2,985          22,496
Income taxes payable..............................................        97,542          66,793
Short term debt to affiliates.....................................             -             100
Payable to parent and affiliates..................................        23,549           9,822
Other liabilities.................................................        56,616          29,546
Separate account liabilities......................................     2,954,815       2,306,566
                                                                   -------------  --------------
Total liabilities.................................................   $ 4,618,386    $  3,819,927
                                                                   -------------  --------------

Commitments and Contingent Liabilities (See Note 6)

Equity
Common stock, $5 par value........................................
    400,000 shares, authorized;...................................
    issued and outstanding;.......................................         2,000           2,000
Additional Paid-in capital........................................       168,998         168,998
Retained earnings.................................................       316,698         273,964
Accumulated other comprehensive income (loss).....................         9,375        (30,644)
                                                                   -------------  --------------
Total equity......................................................       497,071         414,318
                                                                   -------------  --------------
TOTAL LIABILITIES AND EQUITY......................................   $ 5,115,457    $  4,234,245
                                                                   =============  ==============

              See Notes to Unaudited Interim Financial Statements

Pruco Life Insurance Company of New Jersey

Unaudited Interim Statements of Operations and Comprehensive Income (Loss)
Three and Nine Months Ended September 30, 2009 and 2008 (in thousands)
--------------------------------------------------------------------------------

                                                                                   Three months ended           Nine months ended
                                                                                    September 30,              September 30,

                                                                               -----------------------      --------------------
                                                                                  2009           2008         2009         2008
                                                                               -----------     --------     --------     --------
REVENUES

Premiums......................................................................   $   3,881 $      2,646 $     11,517 $     10,259
Policy charges and fee income.................................................      15,034       19,615       44,685       55,818
Net investment income.........................................................      17,655       16,470       52,626       50,774
Asset administration fees.....................................................       1,931        2,233        4,887        5,820
Other income..................................................................       1,258        1,316        3,562        3,823
Realized investment gains/(losses), net;......................................

 Other-than-temporary impairments on fixed maturity securities................        (36)        (418)     (13,965)      (7,286)
 Other-than-temporary impairments on fixed maturity securities transferred to
 Other Comprehensive Income...................................................     (1,354)            -        8,670            -
 Other realized investment gains (losses), net................................       3,373      (2,924)       10,453      (4,586)
                                                                               -----------     --------     --------     --------
  Total realized investment gains (losses), net...............................       1,983      (3,342)        5,158     (11,872)
                                                                               -----------------------      --------     --------
Total revenues................................................................      41,742 $     38,938 $    122,435 $    114,622
                                                                               -----------     --------     --------     --------

BENEFITS AND EXPENSES

Policyholders' benefits.......................................................       3,880        8,166       17,535       18,715
Interest credited to policyholders' account balances..........................       8,702        7,963       29,820       22,963
Amortization of deferred policy acquisition costs.............................     (5,986)        5,278       15,827       22,597
General, administrative and other expenses....................................       5,166        5,725       13,360       16,008
                                                                               -----------     --------     --------     --------

Total benefits and expenses...................................................      11,762       27,132       76,542       80,283
                                                                               -----------     --------     --------     --------

Income from operations before income taxes....................................      29,980       11,806       45,893       34,339

Income tax expense............................................................       3,226        1,978        6,891        7,740
                                                                               -----------     --------     --------     --------

NET INCOME....................................................................      26,754        9,828       39,002       26,599
                                                                               -----------     --------     --------     --------

Change in net unrealized investment gains (losses) and changes in foreign
currency transaction, net of taxes (1)........................................      21,401     (10,751)       40,018     (18,871)
                                                                               -----------     --------     --------     --------

COMPREHENSIVE INCOME (Loss)...................................................   $  48,155 $      (923) $     79,020 $      7,728
                                                                               ===========     ========     ========     ========

   (1) Amounts are net of tax expense of $12 million and $6 million for the three months ended September 30, 2009 and 2008, respectively. Amounts are net of tax expense of $22 and $10 million for the nine months ended September 30, 2009 and 2008, respectively.

              See Notes to Unaudited Interim Financial Statements

Pruco Life Insurance Company of New Jersey

Unaudited Interim Statement of Equity
Nine Months Ended September 30, 2009 and 2008 (in thousands)
--------------------------------------------------------------------------------

                                                          Accumulated Other Comprehensive Income Gain (Loss)
                                                          --------------------------------------------------

                                                            Foreign           Net              Total
                                     Additional             Currency      Unrealized      Accumulated Other
                            Common    Paid-in    Retained Translation     Investment       Comprehensive      Total
                            Stock     Capital   Earnings   Adjustments    Gains (Loss)     Income (Loss)       Equity
                           -------- ----------- --------- ------------   -------------   ------------------  --------
Balance, December 31,
 2008.....................   $2,000   $168,998   $273,964     $ 26         ($30,670)         ($30,644)       $414,318

Net Income................        -          -     39,002                                                      39,002

Change in foreign
currency translation
adjustments, net of
taxes.....................        -          -                  58                                  58             58

Impact of adoption of new
guidance for other-than-
temporary impairments of
debt securities, net of
taxes.....................        -          -      3,732                    (3,732)           (3,732)              -

Change in net unrealized
investment gains, net of
taxes.....................        -          -                                43,693            43,693         43,693
                           --------  ---------  ---------     ----         ---------         ---------       --------

Balance, September 30,
2009......................  $ 2,000   $168,998   $316,698     $ 84           $ 9,291            $9,375       $497,071
                           ========  =========  =========     ====         =========         =========       ========

                                                          Accumulated Other Comprehensive Income (Loss)
                                                          --------------------------------------------------

                                                            Foreign           Net              Total
                                     Additional             Currency      Unrealized      Accumulated Other
                            Common    Paid-in    Retained Translation     Investment       Comprehensive      Total
                            Stock     Capital   Earnings   Adjustments    Gains (Loss)     Income (Loss)       Equity
                           -------- ----------- --------- ------------   -------------   ------------------  --------
Balance, December 31,
 2007.....................   $2,000   $168,998   $252,259     $108            $3,074            $3,182       $426,439

Net income................        -          -     26,599        -                 -                 -         26,599
Change in foreign
currency translation
adjustments, net of
taxes.....................        -          -          -     (69)                 -              (69)           (69)
Change in net unrealized
 investment (losses), net
 of taxes.................        -          -          -        -          (18,802)          (18,802)       (18,802)
                           --------  ---------  ---------     ----         ---------         ---------       --------

Balance, September 30,
 2008.....................   $2,000   $168,998   $278,858      $39         ($15,728)         ($15,689)       $434,167
                           ========  =========  =========     ====         =========         =========       ========

              See Notes to Unaudited Interim Financial Statements

Pruco Life Insurance Company of New Jersey

Unaudited Interim Statements of Cash Flows
Nine Months Ended September 30, 2009 and 2008 (in thousands)
--------------------------------------------------------------------------------

                                                                                                   Nine months ended, September 30
                                                                                                   -------------------------------
                                                                                                       2009            2008
                                                                                                    ------------    ------------
CASH FLOWS (USED IN) FROM OPERATING ACTIVITIES:

Net income........................................................................................   $   39,002      $   26,599
Adjustments to reconcile net income to net cash (used in) from operating activities:..............
    Policy charges and fee income.................................................................     (12,939)        (10,138)
    Interest credited to policyholders' account balances..........................................       29,820          22,963
    Realized investment (gains) losses, net.......................................................      (5,158)          11,872
    Amortization and other non-cash items.........................................................        (511)           (776)
    Change in:....................................................................................
     Future policy benefits and other insurance liabilities.......................................       23,687          70,446
     Reinsurance recoverable......................................................................     (22,639)        (61,936)
     Accrued investment income....................................................................          739            (95)
     Receivable from parent and affiliates........................................................     (10,731)         (2,246)
     Payable to parent and affiliates.............................................................       13,727         (1,037)
     Deferred policy acquisition costs............................................................     (25,101)        (15,717)
     Income taxes payable.........................................................................        7,191         (6,061)
     Deferred sales inducements...................................................................      (6,517)         (6,145)
     Other, net...................................................................................      (5,974)         (5,529)
                                                                                                    ------------    ------------
Cash Flows (Used In) From Operating Activities....................................................       24,596          22,200
                                                                                                    ------------    ------------

CASH FLOWS (USED IN) INVESTING ACTIVITIES:
  Proceeds from the sale/maturity/prepayment of:..................................................
    Fixed maturities, available for sale..........................................................      184,655         215,427
    Policy loans..................................................................................       15,532          13,577
    Commercial mortgage loans.....................................................................        9,636           2,048
    Equity securities, available for sale.........................................................            -               -
  Payments for the purchase of:...................................................................
    Fixed maturities, available for sale..........................................................    (228,642)       (188,523)
    Policy loans..................................................................................      (9,359)        (11,290)
    Commercial mortgage loans.....................................................................     (31,606)        (43,568)
    Equity securities, available for sale.........................................................            -               -
  Notes receivable from parent and affiliates, net................................................      (2,043)         (1,605)
  Other long-term investments, net................................................................          920         (2,143)
  Short-term investments, net.....................................................................     (18,214)         (2,797)
                                                                                                    ------------    ------------
Cash Flows (Used In) Investing Activities.........................................................     (79,121)        (18,874)
                                                                                                    ------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Policyholders' account deposits...............................................................      134,231         129,848
    Policyholders' account withdrawals............................................................     (28,535)        (73,315)
    Net change in securities sold under agreement to repurchase and cash collateral for loaned
     securities...................................................................................     (26,526)          13,820
    Net change in financing arrangements (maturities 90 days or less).............................        (712)        (33,071)
                                                                                                    ------------    ------------
Cash Flows From Financing Activities..............................................................       78,458          37,282
                                                                                                    ------------    ------------

    Net increase (decrease) in cash and cash equivalents..........................................       23,933          40,608
    Cash and cash equivalents, beginning of year..................................................       69,811          33,185
                                                                                                    ------------    ------------
CASH AND CASH EQUIVALENTS, END OF PERIOD..........................................................   $   93,744      $   73,793
                                                                                                    ============    ============

  SUPPLEMENTAL CASH FLOW INFORMATION..............................................................
  Income taxes paid (received)....................................................................   $    (300)      $   13,800
                                                                                                    ------------    ------------
  Interest paid...................................................................................   $        7      $      556
                                                                                                    ------------    ------------

              See Notes to Unaudited Interim Financial Statements

Pruco Life Insurance Company of New Jersey

Notes to Unaudited Interim Financial Statements
--------------------------------------------------------------------------------

1. BUSINESS AND BASIS OF PRESENTATION

Pruco Life Insurance Company of New Jersey, or the "Company," is a wholly owned subsidiary of the Pruco Life Insurance Company, or "Pruco Life," which in turn is a wholly owned subsidiary of The Prudential Insurance Company of America, or "Prudential Insurance." Prudential Insurance is an indirect wholly owned subsidiary of Prudential Financial, Inc., or "Prudential Financial."

Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, or "U.S. GAAP," on a basis consistent with reporting interim financial information in accordance with instructions to Form 10-Q and Article 10 of Regulation S-X of the Securities and Exchange Commission ("SEC'). The Company has evaluated subsequent events through November 13, 2009, the date these financial statements were issued as part of this Quarterly Report on Form 10-Q. These interim financial statements are unaudited but reflect all adjustments that, in the opinion of management, are necessary to provide a fair statement of the consolidated results of operations and financial condition of the Company for the interim periods presented. All such adjustments are of a normal recurring nature. The results of operations for any interim period are not necessarily indicative of results for a full year.

The Company has extensive transactions and relationships with Prudential Insurance and other affiliates. Due to these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties. These unaudited financial statements should be read in conjunction with the financial statements and notes thereto contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2008.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The most significant estimates include those used in determining deferred policy acquisition costs and related amortization; valuation of investments including derivatives and the recognition of other-than-temporary impairments; future policy benefits including guarantees; provision for income taxes and valuation of deferred tax assets; and reserves for contingent liabilities, including reserves for losses in connection with unresolved legal matters.

Reclassifications

Certain amounts in prior periods have been reclassified to conform to the current period presentation. The Unaudited Interim Statement of Cash Flows for 2008 has been revised to reflect cash activities related to certain policyholders' account deposits and withdrawals as gross and net according to the Company's policy.

2. ACCOUNTING POLICIES AND PRONOUNCEMENTS

Investments in Debt and Equity Securities

Fixed maturities are comprised of bonds, notes and redeemable preferred stock. Fixed maturities classified as "available for sale" are carried at fair value. See Note 4 for additional information regarding the determination of fair value. The amortized cost of fixed maturities is adjusted for amortization of premiums and accretion of discounts to maturity. Interest income, as well as the related amortization of premium and accretion of discount is included in "Net investment income" under the effective yield method. For mortgage-backed and asset-backed securities, the effective yield is based on estimated cash flows, including prepayment assumptions based on data from widely accepted third-party data sources or internal estimates. In addition to prepayment assumptions, cash flow estimates vary based on assumptions regarding the underlying collateral including default rates and changes in value. These assumptions can significantly impact income recognition and the amount of other-than-temporary impairments recognized in other comprehensive income. For high credit quality mortgage-backed and asset-backed securities (those rated AA or above), cash flows are provided quarterly, and the amortized cost and effective yield of the security are adjusted as necessary to reflect historical prepayment experience and changes in estimated future prepayments. The adjustments to amortized cost are recorded as a charge or credit to net investment income in accordance with the retrospective method. For asset-backed and mortgage-backed securities rated below AA, the effective yield is adjusted prospectively for any changes in estimated cash flows. See the discussion below on realized investment gains and losses for a description of the accounting for impairments as well as the impact of the Company's adoption of new authoritative guidance for the recognition and presentation of other-than-temporary impairments." Unrealized gains and losses on fixed maturities classified as "available for sale," net of tax, and the effect on deferred policy acquisition costs and future policy benefits that would result from the realization of unrealized gains and losses, are included in "Accumulated other comprehensive income (loss)."

Equity securities, available for sale are comprised of common stock, and non-redeemable preferred stock, and are carried at fair value. The associated unrealized gains and losses, net of tax, and the effect on deferred policy acquisition costs and future policy benefits that would result from the realization of unrealized gains and losses, are included in "Accumulated other comprehensive income (loss)". The cost of equity securities is written down to estimated fair value when a decline in value is considered to be other than temporary. See the discussion below on realized investment gains and losses for a description of the accounting for impairments. Dividends from these investments are recognized in "Net investment income" when declared.

Pruco Life Insurance Company of New Jersey

Notes to Unaudited Interim Financial Statements
--------------------------------------------------------------------------------


2. ACCOUNTING POLICIES AND ACCOUNTING PRONOUNCEMENTS (continued)


Short-term investments primarily consist of investments in certain money market funds as well as highly liquid debt instruments with a maturity of greater than three months and less than twelve months when purchased. These investments are generally carried at fair value.

Realized investment gains (losses) are computed using the specific identification method. Realized investment gains and losses are generated from numerous sources, including the sale of fixed maturity securities, equity securities, investments in joint ventures and limited partnerships and other types of investments, as well as adjustments to the cost basis of investments for net other-than temporary impairments recognized in earnings.

The Company's available-for-sale securities with unrealized losses are reviewed quarterly to identify other-than-temporary impairments in value. In evaluating whether a decline in value is other-than-temporary, the Company considers several factors including, but not limited to the following: (1) the extent and the duration of the decline; (2) the reasons for the decline in value (credit event, currency or interest-rate related, including general credit spread widening); and (3) the financial condition of and near-term prospects of the issuer. With regard to available-for-sale equity securities, the Company also considers the ability and intent to hold the investment for a period of time to allow for a recovery of value. When it is determined that a decline in value of an equity security is other-than-temporary, the carrying value of the equity security is reduced to its fair value, with a corresponding charge to earnings.

In addition, in April 2009, the Financial Accounting Standards Board ("FASB") revised the authoritative guidance for the recognition and presentation of other-than-temporary impairments for debt securities. The Company early adopted this guidance on January 1, 2009. This guidance indicates that an other-than-temporary impairment must be recognized in earnings for a debt security in an unrealized loss position when an entity either (a) has the intent to sell the debt security or (b) more likely than not will be required to sell the debt security before its anticipated recovery. Prior to the adoption of this guidance the Company was required to record an other-than-temporary impairment for a debt security unless it could assert that it had both the intent and ability to hold the security for a period of time sufficient to allow for a recovery in its' fair value to its amortized cost basis. For all debt securities in unrealized loss positions that do not meet either of these two criteria, the guidance requires that the Company analyze its ability to recover the amortized cost by comparing the net present value of projected future cash flows with the amortized cost of the security. The net present value is calculated by discounting the Company's best estimate of projected future cash flows at the effective interest rate implicit in the debt security prior to impairment. The Company may use the estimated fair value of collateral as a proxy for the net present value if it believes that the security is dependent on the liquidation of collateral for recovery of its investment. If the net present value is less than the amortized cost of the investment, an other-than-temporary impairment is recorded.

Under the authoritative guidance for the recognition and presentation of other-than-temporary impairments, when an other-than-temporary impairment of a debt security has occurred, the amount of the other-than-temporary impairment recognized in earnings depends on whether the Company intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis. If the debt security meets either of these two criteria, the other-than-temporary impairment recognized in earnings is equal to the entire difference between the security's amortized cost basis and its fair value at the impairment measurement date. For other-than-temporary impairments of debt securities that do not meet these two criteria, the net amount recognized in earnings is equal to the difference between the amortized cost of the debt security and its net present value calculated as described above. Any difference between the fair value and the net present value of the debt security at the impairment measurement date is recorded in "Other comprehensive income (loss)." Unrealized gains or losses on securities for which an other-than-temporary impairment has been recognized in earnings is tracked as a separate component of "Accumulated other comprehensive income
(loss)." Prior to the adoption of this guidance in 2009, an other-than-temporary impairment recognized in earnings for debt securities was equal to the total difference between amortized cost and fair value at the time of impairment.

For debt securities, the split between the amount of an other-than-temporary impairment recognized in other comprehensive income and the net amount recognized in earnings is driven principally by assumptions regarding the amount and timing of projected cash flows. For mortgage-backed and asset-backed securities, cash flow estimates including prepayment assumptions, are based on data from widely accepted third-party data sources or internal estimates. In addition to prepayment assumptions, cash flow estimates vary based on assumptions regarding the underlying collateral including default rates, recoveries and changes in value. For all other debt securities, cash flow estimates are driven by assumptions regarding probability of default and estimates regarding timing and amount of recoveries associated with a default.

The Company has developed these estimates using information based on its historical experience as well as using market observable data, such as industry analyst reports and forecasts, sector credit ratings and other data relevant to the collectability of a security.

The new cost basis of an impaired security is not adjusted for subsequent increases in estimated fair value. In periods subsequent to the recognition of an other-than-temporary impairment, the impaired security is accounted for as if it had been purchased on the measurement date of the impairment. For debt securities, the discount (or reduced premium) based on the new cost basis may be accreted into net investment income in future periods based on prospective changes in cash flow estimates, to reflect adjustments to the effective yield.

Pruco Life Insurance Company of New Jersey

Notes to Unaudited Interim Financial Statements
--------------------------------------------------------------------------------


2. ACCOUNTING POLICIES AND ACCOUNTING PRONOUNCEMENTS (continued)


Derivative Financial Instruments Derivatives are financial instruments whose values are derived from interest rates, financial indices, or the value of securities or commodities. Derivative financial instruments generally used by the Company include swaps and futures, and may be exchange-traded or contracted in the over-the-counter market. Derivative positions are carried at fair value, generally by obtaining quoted market prices or through the use of valuation models.

Values can be affected by changes in interest rates, foreign exchange rates, credit spreads, market volatility and liquidity. Values can also be affected by changes in estimates and assumptions including those related to counterparty behavior used in valuation models.

Derivatives are used to manage the characteristics of the Company's asset/liability mix and to manage the interest rate and currency characteristics of assets or liabilities. Additionally, derivatives may be used to seek to reduce exposure to interest rate and foreign currency risks associated with assets held or expected to be purchased or sold, and liabilities incurred or expected to be incurred.

Derivatives are recorded as assets, within "Other long-term investments," in the Statement of Financial Position, except for embedded derivatives, which are recorded in the Statement of Financial Position with the associated host contract. The Company nets the fair value of all derivative financial instruments with counterparties for which a master netting arrangement has been executed. As discussed in detail below and in Note 5, all realized and unrealized changes in fair value of derivatives, with the exception of the effective portion of cash flow hedges, are recorded in current earnings. Cash flows from these derivatives are reported in the operating and investing activities section in the Statements of Cash Flows.

The Company designates derivatives as either (1) a hedge of the fair value of a recognized asset or liability or unrecognized firm commitment ("fair value" hedge), (2) a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge), (3) a foreign currency fair value or cash flow hedge ("foreign currency" hedge), (4) a hedge of a net investment in a foreign operation, or
(5) a derivative entered into as an economic hedge that does not qualify for hedge accounting. If a derivative does not qualify for hedge accounting, all changes in its fair value, including net receipts and payments, are included in "Realized investment (losses), net" without considering changes in the fair value of the economically associated assets or liabilities.

To qualify for hedge accounting treatment, a derivative must be highly effective in mitigating the designated risk of the hedged item. Effectiveness of the hedge is formally assessed at inception and throughout the life of the hedging relationship. Even if a derivative qualifies for hedge accounting treatment, there may be an element of ineffectiveness of the hedge. Under such circumstances, the ineffective portion is recorded in "Realized investment gains (losses), net."

The Company formally documents at inception all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as fair value, cash flow, or foreign currency, hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.

When a derivative is designated as a fair value hedge and is determined to be highly effective, changes in its fair value, along with changes in the fair value of the hedged asset or liability (including losses or gains on firm commitments), are reported on a net basis in the income statement, generally in "Realized investment gains (losses), net." When swaps are used in hedge accounting relationships, periodic settlements are recorded in the same income statement line as the related settlements of the hedged items.

When a derivative is designated as a cash flow hedge and is determined to be highly effective, changes in its fair value are recorded in "Accumulated other comprehensive income (loss)" until earnings are affected by the variability of cash flows being hedged (e.g., when periodic settlements on a variable-rate asset or liability are recorded in earnings). At that time, the related portion of deferred gains or losses on the derivative instrument is reclassified and reported in the income statement line item associated with the hedged item.

If it is determined that a derivative no longer qualifies as an effective fair value or cash flow hedge, or management removes the hedge designation, the derivative will continue to be carried on the balance sheet at its fair value, with changes in fair value recognized currently in "Realized investment gains (losses), net." The asset or liability under a fair value hedge will no longer be adjusted for changes in fair value and the existing basis adjustment is amortized to the income statement line associated with the asset or liability. The component of "Accumulated other comprehensive income (loss)" related to discontinued cash flow hedges is amortized to the income statement line associated with the hedged cash flows consistent with the earnings impact of the original hedged cash flows.

If a derivative does not qualify for hedge accounting, all changes in its fair value, including net receipts and payments, are included in "Realized investment gains (losses), net" without considering changes in the fair value of the economically associated assets or liabilities.

The Company is a party to financial instruments that contain derivative instruments that are "embedded" in the financial instruments. At inception, the Company assesses whether the economic characteristics of the embedded derivative are clearly and closely related to the economic characteristics of the

Pruco Life Insurance Company of New Jersey

Notes to Unaudited Interim Financial Statements
--------------------------------------------------------------------------------


2. ACCOUNTING POLICIES AND ACCOUNTING PRONOUNCEMENTS (continued)

remaining component of the financial instrument (i.e., the host contract) and whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. When it is determined that (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, and (2) a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is separated from the host contract, carried at fair value, and changes in its fair value are included in "Realized investment gains (losses), net." For certain financial instruments that contain an embedded derivative that otherwise would need to be bifurcated and reported at fair value, the Company may elect to classify the entire instrument as a trading account asset and report it within "Other trading account assets," at fair value. The Company has entered into reinsurance agreements to transfer the risk related to the embedded derivatives to affiliates. These reinsurance agreements are derivatives and have been accounted in the same manner as the embedded derivative.

Income Taxes

The Company's liability for income taxes includes the liability for unrecognized tax benefits and interest and penalties which relate to tax years still subject to review by the Internal Revenue Service ("IRS") or other taxing jurisdictions. Audit periods remain open for review until the statute of limitations has passed. Generally, for tax years which produce net operating losses, capital losses or tax credit carryforwards ("tax attributes"), the statute of limitations does not close, to the extent of these tax attributes, until the expiration of the statute of limitations for the tax year in which they are fully utilized. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the liability for income taxes. The statute of limitations for the 2002 tax year expired on April 30, 2009. The statute of limitations for the 2003 tax year expired on July 31, 2009. The statute of limitations for the 2004 and 2005 tax years is set to expire in June 2010. Tax years 2006 through 2008 are still open for IRS examination. The Company does not anticipate any significant changes within the next 12 months to its total unrecognized tax benefits related to tax years for which the statute of limitations has not expired.

As discussed above, the completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the liability for income taxes. As such, the third quarter of 2009 benefited from a reduction to the liability for unrecognized tax benefits and interest of $2 million related to tax years prior to 2002 as a result of the expiration of the statute of limitations for the 2003 tax year. The second quarter of 2009 benefited from a reduction to the liability for unrecognized tax benefits and interest of $1 million related to tax years prior to 2002 as a result of the expiration of the statute of limitations for the 2002 tax year.

The dividends received deduction ("DRD") reduces the amount of dividend income subject to U.S. tax and is a significant component of the difference between the Company's effective tax rate and the federal statutory tax rate of 35%. The DRD for the current period was estimated using information from 2008 and current year results, and was adjusted to take into account the current year's equity market performance. The actual current year DRD can vary from the estimate based on factors such as, but not limited to, changes in the amount of dividends received that are eligible for the DRD, changes in the amount of distributions received from mutual fund investments, changes in the account balances of variable life and annuity contracts, and the Company's taxable income before the DRD.

In August 2007, the IRS released Revenue Ruling 2007-54, which included, among other items, guidance on the methodology to be followed in calculating the DRD related to variable life insurance and annuity contracts. In September 2007, the IRS released Revenue Ruling 2007-61. Revenue Ruling 2007-61 suspends Revenue Ruling 2007-54 and informs taxpayers that the U.S. Treasury Department and the IRS have indicated that they intend to address through new regulations the issues considered in Revenue Ruling 2007-54, including the methodology to be followed in determining the DRD related to variable life insurance and annuity contracts. On May 11, 2009, the Obama Administration released the "General Explanations of the Administration's Revenue Proposals." Although the Administration has not released proposed statutory language, one proposal would change the method used to determine the amount of the DRD. A change in the DRD, including the possible retroactive or prospective elimination of this deduction through regulation or legislation, could increase actual tax expense and reduce the Company's consolidated net income. These activities had no impact on the Company's 2008 or 2009 results.

In December 2006, the IRS completed all fieldwork with respect to its examination of the consolidated federal income tax returns for tax years 2002 and 2003. The final report was initially submitted to the Joint Committee on Taxation for their review in April 2007. The final report was resubmitted in March 2008 and again in April 2008. The Joint Committee returned the report to the IRS for additional review of an industry issue regarding the methodology for calculating the DRD related to variable life insurance and annuity contracts. The IRS completed its review of the issue and proposed an adjustment with respect to the calculation of the DRD. In order to expedite receipt of an income tax refund related to the 2002 and 2003 tax years, the Company has agreed to such adjustment. The report, with the adjustment to the DRD, was submitted to the Joint Committee on Taxation in October 2008. The Company was advised on January 2, 2009 that the Joint Committee completed its consideration of the report and has taken no exception to the conclusions reached by the IRS. Accordingly, the final report was processed and a refund was received in February 2009. The Company believes that its return position with respect to the calculation of the DRD is technically correct. Therefore, the Company filed a protective refund claim on October 1, 2009 to recover the taxes associated with the agreed upon adjustment and intends to pursue such other actions as appropriate. These activities had no impact on the Company's 2008 or 2009 results.

Pruco Life Insurance Company of New Jersey

Notes to Unaudited Interim Financial Statements
--------------------------------------------------------------------------------


2. ACCOUNTING POLICIES AND ACCOUNTING PRONOUNCEMENTS (continued)


In January 2007, the IRS began an examination of tax years 2004 through 2006. For tax years 2007, 2008 and 2009, the Company participated in the IRS's Compliance Assurance Program ("CAP"). Under CAP, the IRS assigns an examination team to review completed transactions contemporaneously during these tax years in order to reach agreement with the Company on how they should be reported in the tax returns. If disagreements arise, accelerated resolutions programs are available to resolve the disagreements in a timely manner before the tax returns are filed. It is management's expectation this program will shorten the time period between the filing of the Company's federal income tax returns and the IRS's completion of its examination of the returns.

Accounting Pronouncements Adopted

In June 2009, the FASB issued authoritative guidance for, and on July 1, 2009 launched, the FASB's Accounting Standards Codification TM as the source of authoritative U.S. GAAP to be applied by nongovernmental entities. The Codification is not intended to change U.S. GAAP but is a new structure which takes accounting pronouncements and organizes them by accounting topic. This guidance is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company's adoption of this guidance effective for the interim reporting period ending September 30, 2009 impacts the way the Company references U.S. GAAP accounting standards in the financial statements.

In May 2009, the FASB issued authoritative guidance for subsequent events, which addresses the accounting for and disclosure of subsequent events not addressed in other applicable generally accepted accounting principles, including disclosure of the date through which subsequent events have been evaluated. This guidance is effective for interim or annual periods ending after June 15, 2009. The Company's adoption of this guidance effective with the interim period ending June 30, 2009 did not have a material effect on the Company's consolidated financial position or results of operations. The required disclosure of the date through which subsequent events have been evaluated is provided in Note 1.

In April 2009, the FASB revised the authoritative guidance for disclosures about fair value of financial instruments. This new guidance requires disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This guidance also amends the disclosure requirements. This guidance is effective for interim reporting periods ending after June 15, 2009. The Company adopted this guidance effective with the interim period ending June 30, 2009. The required disclosures are provided in Note 4.

In April 2009, the FASB revised the authoritative guidance for the recognition and presentation of other-than-temporary impairments. This new guidance amends the other-than-temporary impairment guidance for debt securities and expands the presentation and disclosure requirements of other-than-temporary impairments on debt and equity securities in the financial statements. This guidance also requires that the required annual disclosures for debt and equity securities be made for interim reporting periods. This guidance does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. This guidance is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Company early adopted this guidance effective January 1, 2009, which resulted in a net after-tax increase to retained earnings and decrease to accumulated other comprehensive income (loss) of $3.7 million. The disclosures required by this new guidance are provided in Note 3.

In April 2009, the FASB revised the authoritative guidance for fair value measurements and disclosures to provide guidance on (1) estimating the fair value of an asset or liability if there was a significant decrease in the volume and level of trading activity for these assets or liabilities, and
(2) identifying transactions that are not orderly. Further, this new guidance requires additional disclosures about fair value measurements in interim and annual periods. This guidance is effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Early adoption is permitted for periods ending after March 15, 2009. The Company's early adoption of this guidance effective January 1, 2009 did not have a material effect on the Company's consolidated financial position or results of operations. The disclosures required by this revised guidance are provided in
Note 4.

In March 2008, the FASB issued authoritative guidance for derivative instruments and hedging activities which amends and expands the disclosure requirements for derivative instruments and hedging activities by requiring companies to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. The Company's adoption of this guidance effective January 1, 2009 did not have a material effect on the Company's consolidated financial position or results of operations. The required disclosures are provided in Note 5.

In February 2008, the FASB revised the authoritative guidance for the accounting for transfers of financial assets and repurchase financing transactions. The new guidance provides recognition and derecognition guidance for a repurchase financing transaction, which is a repurchase agreement that relates to a previously transferred financial asset between the same counterparties, that is entered into contemporaneously with or in contemplation of, the initial transfer. The guidance is effective for fiscal years beginning after November 15, 2008. The Company's adoption of this guidance on a prospective basis effective January 1, 2009 did not have a material effect on the Company's consolidated financial position or results of operations.

Pruco Life Insurance Company of New Jersey

Notes to Unaudited Interim Financial Statements
--------------------------------------------------------------------------------


2. ACCOUNTING POLICIES AND ACCOUNTING PRONOUNCEMENTS (continued)


In February 2008, the FASB issued guidance which delays the effective date of the authoritative guidance related to fair value measurements and disclosures for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The Company's adoption of this guidance effective January 1, 2009 did not have a material effect on the Company's consolidated financial position or results of operations.

Recent Accounting Pronouncements

In September 2009, the FASB issued updated guidance for the fair value measurement of investments in certain entities that calculate net asset value per share including certain alternative investments such as hedge funds, private equity funds, and venture capital funds. This guidance allows companies to determine the fair value of such investments using net asset value ("NAV") as a practical expedient if the fair value of the investment is not readily determinable and the investee entity issues financial statements in accordance with measurement principles for investment companies. Use of this practical expedient is prohibited if it is probable the investment will be sold at something other than NAV. This guidance also requires new disclosures for each major category of alternative investments. It is effective for the first annual or interim reporting period ending after December 15, 2009, with early application permitted. The Company will adopt this guidance effective
December 31, 2009. The Company is currently assessing the impact of this guidance on the Company's consolidated financial position, results of operations and financial statement disclosures.

In August 2009, the FASB issued updated guidance for the fair value measurement of liabilities. This guidance includes techniques for measuring fair value when a quoted price in an active market for the identical liability is not available and clarifies that restrictions preventing the transfer of a liability should not be considered as a separate input or adjustment in the measurement of its fair value. This guidance is effective for the first reporting period (including interim periods) beginning after issuance. The Company will adopt this guidance effective with the annual reporting period ended December 31, 2009. The Company is currently assessing the impact of this guidance on the Company's consolidated financial position, results of operations, and financial statement disclosures.

In June 2009, the FASB issued authoritative guidance which changes the analysis required to determine whether or not an entity is a variable interest entity ("VIE"). In addition, the guidance changes the determination of the primary beneficiary of a VIE from a quantitative to a qualitative model. Under the new qualitative model, the primary beneficiary must have both the ability to direct the activities of the VIE and the obligation to absorb either losses or gains that could be significant to the VIE. This guidance also changes when reassessment is needed, as well as requiring enhanced disclosures, including the effects of a company's involvement with a VIE on its financial statements. This guidance is effective for interim and annual reporting periods beginning after November 15, 2009. The Company will adopt this guidance effective
January 1, 2010. The Company is currently assessing the impact of this guidance on the Company's consolidated financial position, results of operations and financial statement disclosures.

In June 2009, the FASB issued authoritative guidance which changes the accounting for transfers of financial assets, and is effective for transfers of financial assets occurring in interim and annual reporting periods beginning after November 15, 2009. It removes the concept of a qualifying special-purpose entity ("QSPE") from the guidance for transfers of financial assets and removes the exception from applying the guidance for consolidation of variable interest entities to qualifying special-purpose entities. It changes the criteria for achieving sale accounting when transferring a financial asset and changes the initial recognition of retained beneficial interests. The guidance also defines "participating interest" to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale. Disclosure provisions will be applied to transfers that occurred both before and after January 1, 2010. The Company will adopt this guidance effective January 1, 2010. The Company is currently assessing the impact of this guidance on the Company's consolidated financial position, results of operations and financial statement disclosures.

Pruco Life Insurance Company of New Jersey

Notes to Unaudited Interim Financial Statements
--------------------------------------------------------------------------------


3. INVESTMENTS

Fixed Maturities and Equity Securities

The following tables provide information relating to fixed maturities and equity securities (excluding investments classified as trading) as of the dates indicated:

                                                                                         September 30, 2009
                                                                         --------------------------------------------------
                                                                                        Gross        Gross
                                                                           Amortized   Unrealized   Unrealized
                                                                            Cost        Gains        Losses      Fair Value
                                                                         ----------- ------------ ------------ ------------
                                                                                                         (in thousands)
Fixed maturities, available for sale
U.S. Treasury securities and obligations of U.S. government authorities
 and agencies...........................................................  $ 68,260     $ 1,853      $    53      $ 70,060
Foreign government bonds................................................    17,426       1,266            -        18,692
Corporate securities....................................................   541,672      25,905        5,307       562,270
Asset-backed securities(1)..............................................    71,641       1,453        7,919        65,175
Commercial mortgage-backed securities...................................    94,139       2,416          837        95,718
Residential mortgage-backed securities (2)..............................   115,125       6,811          417       121,519
                                                                          --------     -------      -------      --------

Total fixed maturities, available for sale..............................  $908,263     $39,704      $14,533      $933,434
                                                                          ========     =======      =======      ========

Equity securities, available for sale                                     $  4,143     $   135      $   606      $  3,672
                                                                          ========     =======      =======      ========

  ------
(1)Includes credit tranched securities collateralized by sub-prime mortgages, auto loans, credit cards, education loans, and other asset types.
(2)Includes publicly traded agency pass-through securities and collateralized mortgage obligations.

                                                                                          December 31, 2008
                                                                          --------------------------------------------------
                                                                                         Gross        Gross
                                                                            Amortized   Unrealized   Unrealized
                                                                             Cost        Gains        Losses      Fair Value
                                                                          ----------- ------------ ------------ ------------
                                                                                            (in thousands)
Fixed maturities, available for sale
U.S. Treasury securities and obligations of U.S.
 government authorities and agencies..............                         $ 30,556     $ 3,721      $     -      $ 34,277
Foreign government bonds..........................                            9,391         573            7         9,957
Corporate securities..............................                          498,380       3,203       49,346       452,237
Asset-backed securities...........................                          103,724       1,582       18,827        86,479
Commercial mortgage-backed securities.............                          104,156         157       15,110        89,203
Residential mortgage-backed securities............                          119,788       5,064          983       123,869
                                                                           --------     -------      -------      --------

Total fixed maturities, available for sale........                         $865,995     $14,300      $84,273      $796,022
                                                                           ========     =======      =======      ========

Equity securities, available for sale                                      $  4,143     $     -      $ 1,334      $  2,809
                                                                           ========     =======      =======      ========

Pruco Life Insurance Company of New Jersey

Notes to Unaudited Interim Financial Statements
--------------------------------------------------------------------------------


3. INVESTMENTS (continued)


The amortized cost and fair value of fixed maturities by contractual maturities at September 30, 2009, is as follows:

                                                  Available for Sale
                                         ------------------------------------
                                                                      Fair
                                            Amortized Cost            Value
                                            -----------          ---------------
                                                     (in thousands)
 Due in one year or less................ $        52,325         $            53,198
 Due after one year through five years..         271,568                     283,984
 Due after five years through ten years.         216,480                     225,422
 Due after ten years....................          86,985                      88,418
 Asset-backed securities................          71,641                      65,175
 Commercial mortgage-backed securities..          94,139                      95,718
 Residential mortgage-backed securities.         115,125                     121,519
                                         --------------------        ------------

   Total................................ $       908,263         $           933,434
                                         ===============         ===============

Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations. Asset-backed, commercial mortgage-backed, and residential mortgage-backed securities are shown separately in the table above, as they are not due at a single maturity date.

The following table depicts the sources of fixed maturity proceeds and related gross investment gains (losses), as well as losses on impairments of both fixed maturities and equity securities:

                                                   Three Months Ended      Nine Months Ended
                                                    September 30,            September 30,
                                                     2009     2008           2009     2008
                                                   ------------------      -----------------
                                                              (in thousands)
Fixed maturities, available for sale:

  Proceeds from sales............................. $ 33,215  $21,258       $ 47,251 $111,755

  Proceeds from maturities/repayments............. $ 95,540  $29,037       $162,795 $110,413

  Gross investment gains from sales, prepayments
 and maturities................................... $    584  $    78       $    683 $    783

  Gross investment losses from sales and
 maturities....................................... $  (129)  $  (99)       $(2,929) $(2,539)

Fixed maturity and equity security impairments:
  Net writedowns for other-than-temporary
impairment losses on fixed maturities recognized
in
  earnings (1)                                     $(1,390)  $ (418)       $(5,295) $(7,286)

  Write downs for other-than-temporary impairment
 losses on equity securities......................        -        -              -        -

1) Excludes the portion of other-than-temporary impairments recorded in "Other comprehensive income (loss)," representing any difference between the fair value of the impaired debt security and the net present value of its projected future cash flows at the time of impairment.

Pruco Life Insurance Company of New Jersey

Notes to Unaudited Interim Financial Statements
--------------------------------------------------------------------------------


3. INVESTMENTS (continued)


A portion of certain other-than-temporary impairment ("OTTI") losses on fixed maturity securities are recognized in "Other comprehensive income (loss)" ("OCI"). The net amount recognized in earnings ("credit loss impairments") represents the difference between the amortized cost of the security and the net present value of its projected future cash flows discounted at the effective interest rate implicit in the debt security prior to impairment. Any remaining difference between the fair value and amortized cost is recognized in OCI. The following tables set forth the amount of pre-tax credit loss impairments on fixed maturity securities held by the Company as of the dates indicated, for which a portion of the OTTI loss was recognized in OCI, and the corresponding changes in such amounts for the periods indicated.

Credit losses recognized in earnings on fixed maturity securities held by the Company for which a portion of the OTTI loss was recognized in OCI
                                                                                                                 (in thousands)
Balance, December 31, 2008......................................................................................     $    -
Credit losses remaining in retained earnings related to adoption of new accounting guidance on January 1, 2009..      2,361
Credit loss impairments previously recognized on securities which matured, paid down, prepaid or were sold
 during the period..............................................................................................      (330)
Credit loss impairments previously recognized on securities impaired to fair value during the period (1)........          -
Credit loss impairment recognized in the current period on securities not previously impaired...................      2,557
Additional credit loss impairments recognized in the current period on securities previously impaired...........      2,283
Increases due to passage of time on previously recorded credit losses...........................................        445
Accretion of credit loss impairments previously recognized due to an increase in cash flows expected to be
 collected......................................................................................................         36
                                                                                                                     ------

Balance, September 30, 2009.....................................................................................     $7,352
                                                                                                                     ======

   (1)Represents circumstances where the Company determined in the current period that it intends to sell the security or it is more likely than not that it will be required to sell the security before recovery of the security's amortized cost.


Credit losses recognized in earnings on fixed maturity securities held by the Company for which a portion of the OTTI loss was recognized in OCI
                                                                                                                 (in thousands)
Balance, June 30, 2009..........................................................................................     $5,862
Credit losses remaining in retained earnings related to adoption of new accounting guidance on January 1, 2009..          -
Credit loss impairments previously recognized on securities which matured, paid down, prepaid or were sold
 during the period..............................................................................................      (223)
Credit loss impairments previously recognized on securities impaired to fair value during the period (1)........          -
Credit loss impairment recognized in the current period on securities not previously impaired...................         84
Additional credit loss impairments recognized in the current period on securities previously impaired...........      1,307
Increases due to passage of time on previously recorded credit losses...........................................        324
Accretion of credit loss impairments previously recognized due to an increase in cash flows expected to be
 collected......................................................................................................        (2)
                                                                                                                     ------

Balance, September 30, 2009.....................................................................................     $7,352
                                                                                                                     ======

   (1)Represents circumstances where the Company determined in the current period that it intends to sell the security or it is more likely than not that it will be required to sell the security before recovery of the security's amortized cost.

Net Investment Income

Net investment income for the three months and nine months ended September 30, 2009 and 2008 was from the following sources:

                                                  Three Months Ended     Nine Months Ended
                                                     September 30,         September 30,

                                                   2009       2008        2009       2008
                                                               (in thousands)

Fixed maturities, available for sale........ $      13,311   $  12,257   $  39,990 $  38,691
Equity securities, available for sale.......            53          61         170       195
Commercial mortgage and other loans.........         2,666       2,242       7,175     6,021
Policy loans................................         2,317       2,299       6,868     6,852
Short-term investments and cash equivalents.            26         298         386     1,076

Other long-term investments.................          (46)         100           1       419
                                                 --------- ----------- ----------- ---------

Gross investment income.....................        18,327      17,257      54,590    53,254
Less investment expenses....................         (672)       (787)     (1,964)   (2,480)
                                                 --------- ----------- ----------- ---------

Net investment income....................... $      17,655   $  16,470   $  52,626 $  50,774
                                                 ========= =========== =========== =========

Pruco Life Insurance Company of New Jersey

Notes to Unaudited Interim Financial Statements
--------------------------------------------------------------------------------


3. INVESTMENTS (continued)


Realized Investment Gains (Losses), Net

Realized investment gains (losses), net, for the three months ended September 30, 2009 and 2008 were from the following sources:

                                             Three Months    Three Months       Nine Months       Nine Months
                                                 Ended           Ended             Ended             Ended
                                             September 30,   September 30,     September 30,     September 30,
                                             --------------  -------------------------------------------------
                                                 2009            2008              2009              2008
                                                                    (in thousands)
                                             --------------  --------------    --------------    -------------
Fixed maturities........................         (935)              (438)         (7,540)           (9,042)

Equity securities.......................             -                  -               -                 -
Commercial mortgage loans...............          (20)              (135)           (591)             (353)
Joint ventures and limited partnerships.         (113)                  -           (113)                 -
Derivatives.............................         3,051            (2,769)          13,402           (2,477)
Other...................................             -                  -               -                 -
                                                 -----       ------------         -------          --------
Realized investment gains (losses), net. $       1,983           $(3,342)  $        5,158    $     (11,872)
                                         ===============     ============      =============================

Net Unrealized Investment Gains (Losses)

Net unrealized investment gains and losses on securities classified as "available for sale" and certain other long-term investments and other assets are included in the Statements of Financial Position as a component of "Accumulated other comprehensive income (loss)," or "AOCI." Changes in these amounts include reclassification adjustments to exclude from "Other comprehensive income (loss)" those items that are included as part of "Net income" for a period that had been part of "Other comprehensive income (loss)" in earlier periods. The amounts for the periods indicated below, split between amounts related to fixed maturity securities on which an OTTI loss has been recognized, and all other net unrealized investment gains and losses, are as follows:

   Net Unrealized Investment Gains and Losses on Fixed Maturity Securities on which an OTTI loss has been recognized

                                                                                                             Accumulated
                                                                                                                Other
                                                                                                            Comprehensive
                                                             Net                                            Income (Loss)
                                                         Unrealized    Deferred     Policy      Deferred    Related To Net
                                                            Gains       Policy      Holder     Income Tax     Unrealized
                                                         (Losses) On  Acquisition   Account    (Liability) Investment Gains
                                                         Investments     Costs      Balance      Benefit       (Losses)
                                                         ------------ ----------- ------------ ----------- ----------------
                                                                                       (in thousands)
Balance, December 31, 2008.............................. $          - $        -  $          - $        -      $      -
Cumulative impact of the adoption of new accounting
 guidance on January 1, 2009............................      (4,049)        290             -      1,316       (2,443)
Net investment gains (losses) on investments arising
 during the period......................................        6,048          -             -    (2,117)         3,932
Reclassification adjustment for OTTI losses included in
 net income (1).........................................        1,961          -             -      (686)         1,275
Reclassification adjustment for OTTI losses excluded
 from net income........................................     (10,359)          -             -      3,626       (6,733)
Impact of net unrealized investment (gains) losses on
 deferred policy acquisition costs......................            -      3,612             -    (1,264)         2,348
Impact of net unrealized investment (gains) losses on
 Policy Holder account balance..........................            -          -       (1,434)        502         (932)
                                                         ------------ ----------  ------------ ----------      --------

Balance, September 30, 2009............................. $    (6,399) $    3,902  $    (1,434) $    1,376      $(2,555)
                                                         ============ ==========  ============ ==========      ========

   -----
 (1) Represents "transfers in" related to the portion of OTTI losses recognized during the period that were not recognized in earnings for securities with no prior OTTI loss.

Pruco Life Insurance Company of New Jersey

Notes to Unaudited Interim Financial Statements
--------------------------------------------------------------------------------


3. INVESTMENTS (continued)


   All Other Net Unrealized Investment Gains and Losses


                                                                                                    Accumulated
                                                                                                       Other
                                                                                                   Comprehensive
                                                   Net                                             Income (Loss)
                                               Unrealized      Deferred     Policy      Deferred   Related To Net
                                             Gains (Losses)     Policy      Holder     Income Tax    Unrealized
                                                   On         Acquisition   Account    (Liability)   Investment
                                             Investments/(1)/    Costs      Balance      Benefit   Gains (Losses)
                                             ---------------  ----------- ------------ ----------- --------------
                                                                               (in thousands)
Balance, December 31, 2008..................    $(70,920)     $   41,193  $   (17,457)  $  16,514    $(30,670)
Cumulative impact of the adoption of new
 accounting guidance on January 1,
 2009.......................................      (2,016)             33             -        694      (1,289)
Net investment gains (losses) on
 investments arising during the period......       88,715              -             -   (31,050)       57,665
Reclassification adjustment for (gains)
 losses included in net income..............        5,580              -             -    (1,953)        3,627
Reclassification adjustment for OTTI
 losses excluded from net income (2)........       10,359              -             -    (3,626)        6,733
Impact of net unrealized investment (gains)
 losses on deferred policy acquisition
 costs......................................            -       (60,617)             -     21,216     (39,401)
Impact of net unrealized investment (gains)
 losses on Policy Holder account
 balance....................................            -              -        23,355    (8,174)       15,181
                                                ---------     ----------  ------------  ---------    ---------

Balance, September 30, 2009.................    $  31,718     $ (19,391)  $      5,898  $ (6,379)    $  11,846
                                                =========     ==========  ============  =========    =========

  (1)Include cash flow hedges. See Note 5 for information on cash flow hedges.
  (2)Represents "transfers out" related to the portion of OTTI losses recognized during the period that were not recognized in earnings for securities with no prior OTTI loss

The table below presents net unrealized gains (losses) on investments by asset class as of the dates indicated:

                                                                       September 30,     December 31,
                                                                          2009              2008
                                                                     ---------------   --------------
                                                                             ( in thousands)
Fixed maturity securities on which an OTTI loss has been recognized.  $    (6,399)      $        --

Fixed maturity securities, available for sale - all other...........  $     31,570      $  (69,973)
Equity securities, available for sale...............................         (471)                -
Derivatives designated as cash flow hedges/(1)/.....................         (528)                -
Other investments...................................................         1,147            (947)
                                                                     ----------------- ----------------
Net unrealized gain (losses) on investments.........................  $     25,319      $  (70,920)
                                                                      ============      ===========

  (1)See Note 5 for more information on cash flow hedges.

Pruco Life Insurance Company of New Jersey

Notes to Unaudited Interim Financial Statements
--------------------------------------------------------------------------------


3. INVESTMENTS (continued)


Duration of Gross Unrealized Loss Positions for Fixed Maturities and Equity Securities

The following table shows the fair value and gross unrealized losses aggregated by investment category and length of time that individual fixed maturity securities have been in a continuous unrealized loss position, as of the dates indicated:

                                                                                    September 30, 2009
                                                             -------------------------------------------------------------------

                                                             Less than twelve months Twelve months or more         Total
                                                             ----------------------- --------------------- ---------------------
                                                             Fair Value  Unrealized  Fair Value Unrealized Fair Value Unrealized
                                                                           Losses                 Losses                Losses
                                                              --------    -------     --------   -------    --------   -------
                                                                                      (in thousands)
Fixed maturities available for sale
U.S. Treasury securities and obligations of U.S. government
 authorities and agencies...................................  $  2,096    $    53     $      -   $     -    $  2,096   $    53
Obligations of U.S. states and their political subdivisions.         -          -
Foreign government bonds....................................         -          -            -         -           -         -
Corporate securities........................................       914        137       86,679     5,170      87,593     5,307

Commercial mortgage-backed securities.......................       789          -       27,602       837      28,391       837
Asset-backed securities.....................................     5,617      2,609       19,046     5,310      24,663     7,919
Residential mortgage-backed securities......................     1,761        417            -         -       1,761       417
                                                              --------    -------     --------   -------    --------   -------
  Total.....................................................  $ 11,177    $ 3,216     $133,327   $11,317    $144,504   $14,533
                                                              ========    =======     ========   =======    ========   =======

Equity Securities, available for sale                         $  1,309    $   386     $  1,780   $   220    $  3,089   $   606
                                                              ========    =======     ========   =======    ========   =======

                                                                                     December 31, 2008
                                                             -------------------------------------------------------------------
                                                               Less than twelve
                                                                    months           Twelve months or more         Total
                                                             ----------------------- --------------------- ---------------------
                                                             Fair Value  Unrealized  Fair Value Unrealized Fair Value Unrealized
                                                                           Losses                 Losses                Losses
                                                              --------    -------     --------   -------    --------   -------
                                                                                      (in thousands)
Fixed maturities available for sale
U.S. Treasury securities and obligations of U.S. government
 authorities and agencies...................................  $      -    $     -     $      -   $     -    $      -   $     -
Obligations of U.S. states and their political subdivisions.         -          -            -         -           -         -
Foreign government bonds....................................     1,846          7            -         -       1,846         7
Corporate securities........................................   267,313     30,123       52,180    19,223     319,493    49,346
Commercial mortgage-backed securities.......................    72,251     12,083       14,071     3,027      86,322    15,110

Asset-backed securities.....................................    69,126     14,593        7,000     4,235      76,125    18,827
Residential mortgage-backed securities......................     1,444        782          205       201       1,649       983
                                                              --------    -------     --------   -------    --------   -------
  Total.....................................................  $411,980    $57,588     $ 73,456   $26,686    $485,435   $84,273
                                                              --------    -------     --------   -------    --------   -------

Equity Securities, available for sale                         $  2,688    $ 1,334     $      -   $     -    $  2,688   $ 1,334
                                                              ========    =======     ========   =======    ========   =======

As of September 30, 2009 and December 31, 2008, gross unrealized losses on fixed maturities and equity securities were comprised of $15 million and $84 million of gross unrealized losses and $40 million and $14 million of gross unrealized gains. Gross unrealized losses includes $12 million of gross losses that have been in such a position for twelve months or greater. In accordance with its policy described in Note 2, the Company concluded that an adjustment to earnings for other-than-temporary impairments for these securities was not warranted at September 30, 2009 or December 31, 2008. These conclusions are based on a detailed analysis of the underlying credit and cash flows on each security. The gross unrealized losses are primarily attributable to credit spread widening and increased liquidity discounts. At September 30, 2009, the Company does not intend to sell the security and it is not likely that the Company will be required to sell the security before the anticipated recovery of its remaining amortized cost basis.

Pruco Life Insurance Company of New Jersey

Notes to Unaudited Interim Financial Statements
--------------------------------------------------------------------------------


4. FAIR VALUE OF ASSETS AND LIABILITIES

Fair Value Measurement - Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance around fair value established a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1 - Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities. These generally provide the most reliable evidence and are used to measure fair value whenever available. Active markets are defined as having the following for the measured asset/liability: (i) many transactions, (ii) current prices,
(iii) price quotes not varying substantially among market makers, (iv) narrow bid/ask spreads and (v) most information publicly available. The Company's Level 1 assets and liabilities primarily include certain cash equivalents and short term investments, equity securities and derivative contracts that are traded in an active exchange market. Prices are obtained from readily available sources for market transactions involving identical assets or liabilities.

Level 2 - Fair value is based on significant inputs, other than Level 1 inputs, that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets and liabilities, quoted market prices in markets that are not active for identical or similar assets or liabilities and other market observable inputs. The Company's Level 2 assets and liabilities include: fixed maturities (corporate public and private bonds, most government securities, certain asset-backed and mortgage-backed securities, etc.), certain equity securities, short-term investments and certain cash equivalents (primarily commercial paper), and certain over-the-counter derivatives. Valuations are generally obtained from third party pricing services for identical or comparable assets or liabilities or through the use of valuation methodologies using observable market inputs. Prices from services are validated through comparison to trade data and internal estimates of current fair value, generally developed using market observable inputs and economic indicators.

Level 3 - Fair value is based on at least one or more significant unobservable inputs for the asset or liability. These inputs reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability. The Company's Level 3 assets and liabilities primarily include: certain asset-backed securities collateralized by sub-prime mortgages as discussed below, certain private fixed maturities and equity securities, certain manually priced public equity securities and fixed maturities, certain highly structured over-the-counter derivative contracts, certain commercial mortgage loans and embedded derivatives resulting from certain products with guaranteed benefits. Prices are determined using valuation methodologies such as option pricing models, discounted cash flow models and other similar techniques. Non-binding broker quotes, which are utilized when pricing service information is not available, are reviewed for reasonableness based on the Company's understanding of the market, and are generally considered Level 3. Under certain conditions, based on its observations of transactions in active markets, the Company may conclude the prices received from independent third party pricing services or brokers are not reasonable or reflective of market activity. In those instances, the Company may choose to over-ride the third-party pricing information or quotes received and apply internally developed values to the related assets or liabilities. To the extent the internally developed valuations use significant unobservable inputs, they are classified as Level 3. As of September 30, 2009 and December 31, 2008 these over-rides on a net basis were not material.

Inactive Markets - During the second and third quarter of 2009, the Company observed that the volume and level of activity in the market for asset-backed securities collateralized by sub-prime mortgages remained at historically low levels. This stood in particular contrast to the markets for other structured products with similar cash flow and credit profiles, which experienced an increase in the level of activity beginning in the second quarter of 2009. The Company also observed significant implied relative liquidity risk premiums, yields, and weighting of "worst case" cash flows for asset-backed securities collateralized by sub-prime mortgages in comparison with our own estimates for such securities. In contrast, the liquidity of other spread-based asset classes, such as corporate bonds, high yield and consumer asset-backed securities, such as those collateralized by credit cards or autos, which were previously more correlated with sub-prime securities, improved in the second and third quarter of 2009. Based on this information, the Company concluded as of June 30, 2009 and September 30, 2009 that the market for asset-backed securities collateralized by sub-prime mortgages was inactive and also determined the pricing quotes it received were based on little, if any, market activity, calling into question their representation of observable fair value. Furthermore, the Company's direct and indirect observations of the limited transactions that were occurring were dominated by forced liquidations or distressed sales and not executed in an orderly manner.

Based on this conclusion, in determining the fair value of certain asset-backed securities collateralized by sub-prime mortgages, the Company considered both third-party pricing information, and an internally developed price, based on a discounted cash flow model. The discount rate used in the model was based on observed spreads for other similarly structured credit markets which were active and dominated by observable orderly transactions. The Company also applied additional risk premiums to the discount rate to reflect the relative illiquidity and asset specific cash flow uncertainty associated with asset-backed securities collateralized by sub-prime mortgages. This combined security specific additional spread reflects the Company's judgment of what an investor would demand for taking on such risks in an orderly transaction under current market conditions, and is significantly higher than would be indicative of historical spread differences between structured credit asset classes when all asset classes had active markets dominated with orderly transactions. The Company believes these estimated spreads are reflective of current market conditions in the sub-prime mortgage market and these spread estimates are further supported by their relationship to recent observations of limited transactions in sub-prime

Pruco Life Insurance Company of New Jersey

Notes to Unaudited Interim Financial Statements
--------------------------------------------------------------------------------


4. FAIR VALUE OF ASSETS AND LIABILITIES (continued)

securities. Using this discount rate, valuations were developed based on the expected future cash flows of the assets. In determining how much weight to place on the third-party pricing information versus our discounted cash flow valuation, the Company considered the level of inactivity and impact of disorderly transactions. The Company weighted third-party pricing information as little as 30% where it had little observable market information, and as much as 90% where more observable information was available. As a result, the Company reported fair values for these sub-prime securities which were net $4 million higher than the estimated fair values received from independent third party pricing services or brokers. The adjusted fair value of these securities was $19 million, which was reflected within Level 3 in the fair value hierarchy as of September 30, 2009, based on the unobservable inputs used in the discounted cash flow model.

Assets and Liabilities by Hierarchy Level - The table below presents the balances of assets and liabilities measured at fair value on a recurring basis, as of September 30, 2009.

                                                     Level 1       Level 2      Level 3       Total
                                                  ------------- ------------- ----------- --------------

                                                                      (in thousands)
Fixed maturities, available for sale:............
U.S. Treasury securities and obligations of U.S.
 government authorities and agencies............. $          -- $      70,059 $        -- $       70,059
Foreign government bonds.........................            --        18,690          --         18,690
Corporate securities.............................            --       560,103       2,168        562,271
Asset-backed securities..........................            --        41,075      24,101         65,176
Commercial mortgage-backed securities............            --        95,718          --         95,718
Residential mortgage-backed securities...........            --       121,520          --        121,520
                                                  ------------- ------------- ----------- --------------
  Sub-total......................................            --       907,165      26,269        933,434

Equity securities, available for sale............            --         3,089         583          3,672
Other long-term investments......................            --           737       (321)            416
Short term investments...........................         6,370        19,988          --         26,358
Cash and cash equivalents........................            --        93,744          --         93,744
Other assets.....................................            --         3,496      20,610         24,106
                                                  ------------- ------------- ----------- --------------
  Sub-total excluding separate account assets....         6,370     1,028,219      47,141      1,081,730

Separate account assets (1)......................     1,628,472     1,321,207       5,136      2,954,815
                                                  ------------- ------------- ----------- --------------

 Total assets.................................... $   1,634,842 $   2,349,426 $    52,277 $    4,036,545
                                                  ============= ============= =========== ==============

Future policy benefits...........................            --            --      13,973         13,973
                                                  ------------- ------------- ----------- --------------

 Total liabilities............................... $          -- $          -- $    13,973 $       13,973
                                                  ============= ============= =========== ==============

(1)Separate account assets represent segregated funds that are invested for certain customers. Investment risks associated with market value changes are borne by the customers, except to the extent of minimum guarantees made by the Company with respect to certain accounts. Separate account liabilities are not included in the above table as they are reported at contract value and not fair value in the Company's Statement of Financial Position.

Pruco Life Insurance Company of New Jersey

Notes to Unaudited Interim Financial Statements
--------------------------------------------------------------------------------


4. FAIR VALUE OF ASSETS AND LIABILITIES (continued)


Assets and Liabilities by Hierarchy Level - The table below presents the balances of assets and liabilities measured at fair value on a recurring basis, as of December 31, 2008.

                                                    Level 1        Level 2       Level 3         Total
                                                                      (in thousands)
Fixed maturities, available for sale..........   $           --        790,024        5,998         796,022
Equity securities, available for sale.........               --          2,688          121           2,809
Other long-term investments...................               --          3,069      (4,272)         (1,203)
Short-term investments........................              137          8,000           --           8,137
Cash and cash equivalents.....................               --         70,631           --          70,631
Other assets..................................               --          3,226       58,880          62,106
                                               ---------------- -------------- ------------ ---------------
  Sub-total excluding separate account assets.              137        877,638       60,727         938,502

Separate account assets (1)...................        1,142,614      1,157,458        6,494       2,306,566
                                               ---------------- -------------- ------------ ---------------

 Total assets.................................   $    1,142,751      2,035,096       67,221       3,245,068
                                               ================ ============== ============ ===============

Future policy benefits........................               --             --       63,903          63,903
                                               ---------------- -------------- ------------ ---------------

 Total liabilities............................   $           --             --       63,903          63,903
                                               ================ ============== ============ ===============

(1)Separate account assets represent segregated funds that are invested for certain customers. Investment risks associated with market value changes are borne by the customers, except to the extent of minimum guarantees made by the Company with respect to certain accounts. Separate account liabilities are not included in the above table as they are reported at contract value and not fair value in the Company's Statement of Financial Position.

The methods and assumptions the Company uses to estimate fair value of assets and liabilities measured at fair value on a recurring basis are summarized as follows:

Fixed Maturity Securities - The fair values of the Company's public fixed maturity securities are generally based on prices obtained from independent pricing services. Prices from pricing services are sourced from multiple vendors, and a vendor hierarchy is maintained by asset type based on historical pricing experience and vendor expertise. The Company generally receives prices from multiple pricing services for each security, but ultimately uses the price from the pricing service highest in the vendor hierarchy based on the respective asset type. In order to validate reasonability, prices are reviewed by internal asset managers through comparison with directly observed recent market trades and internal estimates of current fair value, developed using market observable inputs and economic indicators. Consistent with the fair value hierarchy described above, securities with validated quotes from pricing services are generally reflected within Level 2. If the pricing information received from third party pricing services is not reflective of market activity or other inputs observable in the market, the Company may challenge the price through a formal process with the pricing service. If the pricing service updates the price to be more consistent in comparison to the presented market observations, the security remains within Level 2.

If the Company ultimately concludes that pricing information received from the independent pricing service is not reflective of market activity, non-binding broker quotes are used, if available. If the Company concludes the values from both pricing services and brokers are not reflective of market activity, it may over-ride the information from the pricing service or broker with an internally developed valuation. As of September 30, 2009 and December 31, 2008 over-rides on a net basis were not material. Internally developed valuations or non-binding broker quotes are also used to determine fair value in circumstances where vendor pricing is not available. These estimates may use significant unobservable inputs, which reflect our own assumptions about the inputs market participants would use in pricing the asset. Circumstances where observable market data are not available may include events such as market illiquidity and credit events related to the security. Pricing service over-rides, internally developed valuations and non-binding broker quotes are generally included in Level 3 in our fair value hierarchy.

The fair value of private fixed maturities is primarily determined using a discounted cash flow model. In certain cases these models primarily use observable inputs with a discount rate based upon the average of spread surveys collected from private market intermediaries who are active in both primary and secondary transactions, taking into account, among other factors, the credit quality and industry sector of the issuer and the reduced liquidity associated with private placements. Generally, these securities have been reflected within Level 2. For certain private fixed maturities, the discounted cash flow model may also incorporate significant unobservable inputs, which reflect the Company's own assumptions about the inputs market participants would use in pricing the asset. Accordingly, these securities have been reflected within Level 3. Significant unobservable inputs used include: issue specific credit adjustments, material non-public financial information, management judgment, estimation of future earnings and cashflows, default rate assumptions, liquidity assumptions, and non-binding quotes from market makers. These inputs are usually considered unobservable, as not all market participants will have access to this data.

Pruco Life Insurance Company of New Jersey

Notes to Unaudited Interim Financial Statements
--------------------------------------------------------------------------------


4. FAIR VALUE OF ASSETS AND LIABILITIES (continued)


Private fixed maturities also include debt investments in funds that, in addition to a stated coupon, pay a return based upon the results of the underlying portfolios. The fair values of these securities are determined by reference to the funds' net asset value (NAV). Any restrictions on the ability to redeem interests in these funds at NAV are considered to have a de minimis effect on the fair value. Since the NAV at which the funds trade can be observed by redemption and subscription transactions between third parties, the fair values of these investments have been reflected within Level 2 in the fair value hierarchy.

Equity Securities - consist principally of investments in common and preferred stock of publicly traded companies, privately traded securities, as well as common stock mutual fund shares. The fair values of most publicly traded equity securities are based on quoted market prices in active markets for identical assets and are classified within Level 1 in the fair value hierarchy. Estimated fair values for most privately traded equity securities are determined using valuation and discounted cash flow models that require a substantial level of judgment. In determining the fair value of certain privately traded equity securities the discounted cash flow model may also use unobservable inputs, which reflect the Company's assumptions about the inputs market participants would use in pricing the asset. Most privately traded equity securities are classified within Level 3. The fair values of common stock mutual fund shares that transact regularly (but do not trade in active markets because they are not publicly available) are based on transaction prices of identical fund shares and are classified within Level 2 in the fair value hierarchy. The fair values of preferred equity securities are based on prices obtained from independent pricing services and, in order to validate reasonability, are compared with directly observed recent market trades. Accordingly, these securities are generally classified within Level 2 in the fair value hierarchy.

Derivative Instruments - Derivatives are recorded at fair value either as assets, within "Other long-term investments," or as liabilities, within "Other liabilities," except for embedded derivatives which are recorded with the associated host contract. The fair values of derivative contracts are determined based on quoted prices in active exchanges or through the use of valuation models. The fair values of derivative contracts can be affected by changes in interest rates, foreign exchange rates, commodity prices, credit spreads, market volatility, expected returns, non-performance risk and liquidity as well as other factors. Liquidity valuation adjustments are made to reflect the cost of exiting significant risk positions, and consider the bid-ask spread, maturity, complexity, and other specific attributes of the underlying derivative position. Fair values can also be affected by changes in estimates and assumptions including those related to counterparty behavior used in valuation models.

The majority of the Company's derivative positions are traded in the over-the-counter (OTC) derivative market and are classified within Level 2 in the fair value hierarchy. OTC derivatives classified within Level 2 are valued using models generally accepted in the financial services industry that use actively quoted or observable market input values from external market data providers, non-binding broker-dealer quotations, third-party pricing vendors and/or recent trading activity. The fair values of most OTC derivatives, including interest rate and cross currency swaps, are determined using discounted cash flow models. These models' key assumptions include the contractual terms of the respective contract, along with significant observable inputs, including interest rates, currency rates, credit spreads, yield curves, index dividend yields, non-performance risk and volatility. The Company utilizes its own credit spread to reflect the market's perception of its non-performance risk when determining the fair value of OTC derivative assets and liabilities. This credit spread captures the non-performance risk of the Company's OTC derivative related assets and liabilities.

OTC derivative contracts are executed under master netting agreements with counterparties with a Credit Support Annex, or CSA, which is a bilateral ratings-sensitive agreement that requires collateral postings at established credit threshold levels. These agreements protect the interests of the Company and its counterparties, should either party suffer a credit rating deterioration.

Most OTC derivative contracts have bid and ask prices that are actively quoted or can be readily obtained from external market data providers. The Company's policy is to use mid-market pricing in determining its best estimate of fair value.

Level 3 includes OTC derivatives where the bid-ask spreads are generally wider than derivatives classified within Level 2 thus requiring more judgment in estimating the mid-market price of such derivatives.

Derivatives that are valued based upon models with unobservable market input values or input values from less actively traded or less-developed markets are classified within Level 3 in the fair value hierarchy. Derivatives classified as Level 3 include first-to-default credit basket swaps. The fair values of first-to-default credit basket swaps are derived from relevant observable inputs such as: individual credit default spreads, interest rates, recovery rates and unobservable model-specific input values such as correlation between different credits within the same basket. Level 3 methodologies are validated through periodic comparison of the Company's fair values to broker-dealer values.

Pruco Life Insurance Company of New Jersey

Notes to Unaudited Interim Financial Statements
--------------------------------------------------------------------------------


4. FAIR VALUE OF ASSETS AND LIABILITIES (continued)


Cash Equivalents and Short-Term Investments - include money market instruments, commercial paper and other highly liquid debt instruments. Money market instruments are generally valued using unadjusted quoted prices in active markets that are accessible for identical assets and are primarily classified as Level 1. The remaining instruments in the Cash Equivalents and Short-term Investments category are typically not traded in active markets; however, their fair values are based on market observable inputs and, accordingly, these investments have been classified within Level 2 in the fair value hierarchy.

Other Assets - other assets carried at fair value include reinsurance recoverables related to the reinsurance of our living benefit guarantees on certain of our variable annuities. These guarantees are described further below in "Future Policy Benefits". The reinsurance agreements covering these guarantees are derivatives and are accounted for in the same manner as an embedded derivative.

Future Policy Benefits - The liability for future policy benefits includes general account liabilities for guarantees on variable annuity contracts, including guaranteed minimum accumulation benefits ("GMAB"), and guaranteed minimum income and withdrawal benefits ("GMIWB"), accounted for as embedded derivatives. The fair values of the GMAB and GMIWB liabilities are calculated as the present value of future expected benefit payments to customers less the present value of assessed rider fees attributable to the embedded derivative feature. Since there is no observable active market for the transfer of these obligations, the valuations are calculated using internally developed models with option pricing techniques. The models are based on a risk neutral valuation framework and incorporate premiums for risks inherent in valuation techniques, inputs, and the general uncertainty around the timing and amount of future cash flows. The determination of these risk premiums requires the use of management judgment.

The Company is also required to incorporate its own risk of non-performance in the valuation of the embedded derivatives associated with the its optional living benefit features and no lapse feature on certain universal life products. Since insurance liabilities are senior to debt, the Company believes that reflecting the claims-paying ratings of the Company's insurance in the valuation of the liability appropriately takes into consideration the Company's own risk of non-performance. Historically, the expected cash flows were discounted using forward LIBOR interest rates, which were commonly viewed as being consistent with AA quality claims-paying ratings. However, in light of first quarter of 2009 developments, including rating agency downgrades to the claims-paying ratings of the Company's, the Company determined that forward LIBOR interest rates were no longer indicative of a market participant's view of the Company's claims-paying ability. As a result, beginning in the first quarter of 2009, to reflect the market's perception of its non-performance risk, the Company incorporated an additional spread over LIBOR into the discount rate used in the valuations of the embedded derivatives associated with its optional living benefit features, thereby increasing the discount rate and reducing the fair value of the embedded derivative liabilities. The additional spread over LIBOR is determined taking into consideration publicly available information relating to the claims-paying ability of the Company's insurance, as indicated by the credit spreads associated with funding agreements issued by these affiliated companies. The Company adjusts these credit spreads to remove any liquidity risk premium. The additional spread over LIBOR incorporated into the discount rate as of September 30, 2009 generally ranged from 100 to 200 basis points for the portion of the interest rate curve most relevant to these liabilities.

Other significant inputs to the valuation models for the embedded derivatives associated with the optional living benefit features of the Company's variable annuity products include capital market assumptions, such as interest rate and implied volatility assumptions, as well as various policyholder behavior assumptions that are actuarially determined, including lapse rates, benefit utilization rates, mortality rates and withdrawal rates. These assumptions are reviewed at least annually, and updated based upon historical experience and give consideration to any observable market data, including market transactions such as acquisitions and reinsurance transactions. Since many of the assumptions utilized in the valuation of the embedded derivatives associated with the Company's optional living benefit features are unobservable and are considered to be significant inputs to the liability valuation, the liability included in future policy benefits has been reflected within Level 3 in the fair value hierarchy.

Pruco Life Insurance Company of New Jersey

Notes to Unaudited Interim Financial Statements
--------------------------------------------------------------------------------


4. FAIR VALUE OF ASSETS AND LIABILITIES (continued)


Changes in Level 3 assets and liabilities - The following tables provide a summary of the changes in fair value of Level 3 assets and liabilities for the three and nine months ended September 30, 2009, as well as the portion of gains or losses included in income for the three and nine months ended September 30, 2009 attributable to unrealized gains or losses related to those assets and liabilities still held at September 30, 2009.

                                                                 Three Months Ended September 30, 2009
                                          -----------------------------------------------------------------------------------
                                          Fixed Maturities, Fixed Maturities,
                                            Available For     Available For
                                          Sale - Corporate    Sale - Asset-   Equity Securities, Other Long-term
                                             Securities     Backed Securities Available for Sale   Investments   Other Assets
                                          ----------------- ----------------- ------------------ --------------- ------------

                                                                            (in thousands)
Fair value, beginning of period..........      $1,048           $   6,175            $543           $(1,414)       $ 21,841
   Total gains or (losses) (realized/
 unrealized):............................
  Included in earnings:..................
   Realized investment gains (losses),
    net:.................................        (10)             (1,281)              --              1,093        (2,072)
   Asset management fees and other
    income...............................          --                  --              --                 --             --
  Included in other comprehensive
   income (loss).........................       (244)               7,671              40                 --            434
   Net investment income.................          --                (86)              --                 --             --
   Purchases, sales, issuances, and
 settlements.............................       (202)             (1,489)              --                 --            407
   Foreign currency translation..........          --                  --              --                 --             --
   Transfers into (out of) Level 3 (2)...       1,576              13,111              --                 --             --
                                               ------           ---------            ----           --------       --------

Fair value, end of period................      $2,168           $  24,101            $583           $  (321)       $ 20,610
                                               ======           =========            ====           ========       ========
Unrealized gains (losses) for the period relating to
those Level 3 assets that were still held by the Company
at the end of the period (3):
  Included in earnings:..................
   Realized investment gains (losses),
    net:.................................      $ (10)           $ (1,283)            $ --           $  1,093       $(1,929)
   Asset management fees and other
    income...............................      $   --           $      --            $ --           $     --       $     --
  Interest credited to policyholder
   account...............................      $   --           $      --            $ --           $     --       $     --
  Included in other comprehensive
   income (loss).........................      $(247)           $   7,671            $ 40           $     --       $    434

                                                                 Future
                                          Separate Account       Policy
                                             Assets (1)         Benefits
                                          ----------------- -----------------


                                                    (in thousands)
Fair value, beginning of period..........      $5,525           $(14,200)
  Total gains or (losses) (realized/
 unrealized):............................
  Included in earnings:..................
   Realized investment gains (losses),
    net..................................          --               1,210
   Interest credited to policyholder
    account..............................       (296)                  --
  Included in other comprehensive income.          --                  --
   Net investment income.................          --                  --
   Purchases, sales, issuances, and
 settlements.............................          --               (983)
   Transfers into (out of) Level 3 (2)...        (93)                  --
                                               ------           ---------

Fair value, end of period................      $5,136           $(13,973)
                                               ======           =========
Unrealized gains(losses) for the period relating to those
level 3 assets and liabilities that were still held by
the Company at the end of the period (3):
  Included in earnings:..................
   Realized investment gains (losses),
    net..................................      $   --           $   1,117
   Interest credited to policyholder
    account..............................      $(296)           $      --
  Included in other comprehensive income.      $   --           $      --

(1)Separate account assets represent segregated funds that are invested for certain customers. Investment risks associated with market value changes are borne by the customers, except to the extent of minimum guarantees made by the Company with respect to certain accounts. Separate account liabilities are not included in the above table as they are reported at contract value and not fair value in the Company's Statement of Financial Position.
(2)Transfers into or out of Level 3 are generally reported as the value of the beginning of the quarter in which the transfer occurs.
(3)Unrealized gains or losses related to assets still held at the end of the period do not include amortization or accretion of premiums and discounts.

Transfers - Net transfers into Level 3 for Fixed Maturities Available for Sale totaled $14.7 million during the three months ended September 30, 2009. Transfers into Level 3 for these investments were primarily the result of unobservable inputs utilized within valuation methodologies and the use of broker quotes when information from third party pricing services was utilized. Partially offsetting these transfers into Level 3 were transfers out of Level 3 due to the use of observable inputs in valuation methodologies as well as the utilization of pricing service information for certain assets that the Company was able to validate.

Pruco Life Insurance Company of New Jersey

Notes to Unaudited Interim Financial Statements
--------------------------------------------------------------------------------


4. FAIR VALUE OF ASSETS AND LIABILITIES (continued)


                                                                      Nine Months Ended September 30, 2009
                                                    --------------------------------------------------------------------------
                                                         Fixed            Fixed
                                                      Maturities,      Maturities,
                                                     Available For     Available For     Equity
                                                        Sale -        Sale - Asset-   Securities,    Other Long-
                                                       Corporate          Backed      Available for     term
                                                      Securities        Securities        Sale      Investments   Other Assets
                                                    ---------------   -------------- -------------- ------------ -------------

                                                                                 (in thousands)
Fair value, beginning of period....................    $    266         $   5,732         $121        $(4,272)     $  58,880
  Total gains or (losses)
 (realized/unrealized):............................
   Included in earnings:..........................
   Realized investment gains (losses), net:.......         (11)           (1,283)           --           3,951      (39,331)
   Asset management fees and other
    income........................................           --                --           --              --            --
   Included in other comprehensive income
   (loss).........................................        (148)             8,345          462              --           541
  Net investment income............................         (1)              (69)           --              --            --
  Purchases, sales, issuances, and settlements.....       (172)           (1,735)           --              --           520
  Foreign currency translation.....................          --                --           --              --            --
  Transfers into (out of) Level 3 (2)..............       2,234            13,111           --              --            --
                                                       --------         ---------         ----        --------     ---------

Fair value, end of period..........................    $  2,168         $  24,101         $583        $  (321)     $  20,610
                                                       ========         =========         ====        ========     =========
Unrealized gains (losses) for the period relating to those Level 3 assets that were still held by the Company at the end of the period
(3):
   Included in earnings:..........................
   Realized investment gains (losses), net:.......     $   (11)         $ (1,283)         $ --        $  3,951     $(38,895)
   Asset management fees and other
    income........................................     $     --         $      --         $ --        $     --     $      --
   Interest credited to policyholder account......     $     --         $      --         $ --        $     --     $      --
   Included in other comprehensive income
   (loss).........................................     $  (150)         $   8,345         $462        $     --     $     541

                                                       Separate           Future
                                                     Account Assets       Policy
                                                          (1)            Benefits
                                                    ---------------   --------------

                                                            (in thousands)
Fair value, beginning of period....................    $  6,494         $(63,903)
  Total gains or (losses)
 (realized/unrealized):............................
   Included in earnings:..........................
   Realized investment gains (losses), net........           --            51,728
   Interest credited to policyholder account......      (1,303)                --
   Included in other comprehensive income.........           --                --
  Net investment income............................          --                --
  Purchases, sales, issuances, and settlements.....          38           (1,798)
  Transfers into (out of) Level 3 (2)..............        (93)                --
                                                       --------         ---------

Fair value, end of period..........................    $  5,136         $(13,973)
                                                       ========         =========
Unrealized gains(losses) for the period relating to those level 3 assets and liabilities that were still held by the Company at the end of the period (3):
   Included in earnings:...........................
   Realized investment gains (losses), net.........    $     --         $  51,053
   Interest credited to policyholder account.......    $(1,303)         $      --
   Included in other comprehensive income..........    $     --         $      --

(1)Separate account assets represent segregated funds that are invested for certain customers. Investment risks associated with market value changes are borne by the customers, except to the extent of minimum guarantees made by the Company with respect to certain accounts. Separate account liabilities are not included in the above table as they are reported at contract value and not fair value in the Company's Statement of Financial Position.
(2)Transfers into or out of Level 3 are generally reported as the value of the beginning of the quarter in which the transfer occurs.
(3)Unrealized gains or losses related to assets still held at the end of the period do not include amortization or accretion of premiums and discounts.

Transfers - Net transfers into Level 3 for Fixed Maturities Available for Sale totaled $15.3 million during the nine months ended September 30, 2009. Transfers into Level 3 for these investments were primarily the result of unobservable inputs utilized within valuation methodologies and the use of broker quotes when information from third party pricing services was utilized. Partially offsetting these transfers into Level 3 were transfers out of Level 3 due to the use of observable inputs in valuation methodologies as well as the utilization of pricing service information for certain assets that the Company was able to validate.

Pruco Life Insurance Company of New Jersey

Notes to Unaudited Interim Financial Statements
--------------------------------------------------------------------------------


4. FAIR VALUE OF ASSETS AND LIABILITIES (continued)


The following tables provide a summary of the changes in fair value of Level 3 assets and liabilities for the three and nine months ending September 30, 2008, as well as the portion of gains or losses included in income for the three and nine months ended September 30, 2008, attributable to unrealized gains or losses related to those assets and liabilities still held at September 30, 2008.

                                                                          Three Months Ending September 30, 2008
                                                                    ---------------------------------------------------
                                                                         Fixed        Equity
                                                                      Maturities,   Securities,  Other Long-
                                                                       Available     Available      term       Other
                                                                       For Sale      for Sale    Investments   Assets
                                                                    --------------- ------------ ------------ ---------
                                                                                      (in thousands)

Fair value, beginning of period....................................     $  4,343      $      447   $  (1,051)   $ 6,425
  Total gains or (losses) (realized/unrealized):...................           --              --           --        --
   Included in earnings:...........................................           --              --           --        --
   Realized investment gains (losses), net.........................           --              --      (1,077)     7,280
   Interest credited to policyholder account.......................           --              --           --        --
   Included in other comprehensive income (loss)...................        (182)               1           --        --
  Net investment income............................................           --              --           --        --
  Purchases, sales, issuances, and settlements.....................        4,356              --           --       333
  Foreign currency translation.....................................           --              --           --        --
  Transfers into (out of) Level 3 (2)..............................      (1,949)              --           --        --
                                                                      ----------    ------------ ------------ ---------
Fair value, end of period..........................................     $  6,568      $      448   $  (2,128)   $14,038
                                                                      ==========    ============ ============ =========

Unrealized gains (losses) for the period relating to those level 3 assets that were still held by the Company at the end of the period:
   Included in earnings:...........................................
   Realized investment gains (losses), net.........................     $     --      $       --   $    (907)   $ 7,299
   Interest credited to policyholder account.......................     $     --      $       --   $       --   $    --
   Included in other comprehensive income (loss)...................     $  (182)      $       --   $       --   $    --
                                                                      ----------    ------------
                                                                       Separate       Future
                                                                     Account Assets   Policy
                                                                         /(1)/       Benefits
                                                                    --------------- ------------
                                                                           (in thousands)
Fair value, beginning of period....................................     $  7,787      $  (6,508)
  Total gains or (losses) (realized/unrealized):...................           --              --
   Included in earnings:...........................................           --              --
   Realized investment gains (losses), net.........................           --         (8,399)
   Interest credited to policyholder account.......................        (237)              --
   Included in other comprehensive income..........................           --              --
  Net investment income............................................           --              --
  Purchases, sales, issuances, and settlements.....................           --           (350)
  Transfers into (out of) Level 3 (2)..............................           --              --
                                                                      ----------    ------------
Fair value, beginning of period....................................     $  7,550      $ (15,257)
                                                                      ==========    ============
Unrealized gains(losses) for the period relating to those level 3 assets and liabilities that were still held by the Company at the end of the period:
   Included in earnings:...........................................
   Realized investment gains (losses), net.........................     $     --      $  (8,422)
   Interest credited to policyholder account.......................     $  (237)      $       --
   Included in other comprehensive income..........................     $     --      $       --

(1)Separate account assets represent segregated funds that are invested for certain customers. Investment risks associated with market value changes are borne by the customers, except to the extent of minimum guarantees made by the Company with respect to certain accounts. Separate account liabilities are not included in the above table as they are reported at contract value and not fair value in the Company's Statement of Financial Position.
(2)Transfers into or out of Level 3 are generally reported as the value of the beginning of the quarter in which the transfer occurs.
(3)Unrealized gains or losses related to assets still held at the end of the period do not include amortization or accretion of premiums and discounts.

Pruco Life Insurance Company of New Jersey

Notes to Unaudited Interim Financial Statements
--------------------------------------------------------------------------------


4. FAIR VALUE OF ASSETS AND LIABILITIES (continued)


Transfers - Net transfers out of Level 3 for Fixed Maturities Available for Sale totaled $2 million during the three months ended September 30, 2008. Transfers into Level 3 for these investments were primarily the result of unobservable inputs utilized within valuation methodologies and the use of broker quotes when information from third party pricing services was utilized. Partially offsetting these transfers into Level 3 were transfers out of Level 3 due to the use of observable inputs in valuation methodologies as well as the utilization of pricing service information for certain assets that the Company was able to validate.

The following tables provide a summary of the changes in fair value of Level 3 assets and liabilities for the three and nine months ending September 30, 2008, as well as the portion of gains or losses included in income for the three and nine months ended September 30, 2008, attributable to unrealized gains or losses related to those assets and liabilities still held at September 30, 2008.

                                                                            Nine Months Ending September 30, 2008
                                                            ---------------------------------------------------------------------
                                                                                                      Other Long-
                                                             Fixed Maturities,    Equity Securities,      term
                                                              Available For Sale   Available for Sale  Investments   Other Assets
                                                            -------------------- -------------------- ------------ --------------

                                                                                       (in thousands)
Fair value, beginning of period............................      $  23,659             $   2,271        $  (279)       $ 3,079
  Total gains or (losses) (realized/unrealized):...........             --                    --              --            --
   Included in earnings:...................................             --                    --              --            --
   Realized investment gains (losses), net.................           (24)                    --         (1,849)         9,969
   Interest credited to policyholder account...............             --                    --              --            --
   Included in other comprehensive income (loss)...........        (1,693)                  (95)              --            --
  Net investment income....................................              9                    --              --            --
  Purchases, sales, issuances, and settlements.............          2,323                    --              --           990
  Foreign currency translation.............................             --                    --              --            --
  Transfers into (out of) Level 3 (2)......................       (17,706)               (1,728)              --            --
                                                                 ---------            ----------       ---------      --------
Fair value, end of period..................................      $   6,568             $     448        $(2,128)       $14,038
                                                                 =========            ==========       =========      ========
Unrealized gains (losses) for period relating to those
level 3 assets that were still held by the Company at
the end of the period:
   Included in earnings:...................................
   Realized investment gains (losses), net.................      $      --             $      --        $(1,847)       $10,025
   Interest credited to policyholder account...............      $      --             $      --        $     --       $    --
   Included in other comprehensive income (loss)...........      $   (283)             $      --        $     --       $    --

                                                                  Separate
                                                               Account Assets       Future Policy
                                                                    (1)                Benefits
                                                            -------------------- --------------------
                                                                         (in thousands)
Fair value, beginning of period............................      $   7,716             $ (3,087)
  Total gains or (losses) (realized/unrealized):...........             --                    --
   Included in earnings:...................................             --                    --
   Realized investment gains (losses), net.................             --              (11,127)
   Interest credited to policyholder account...............          (166)                    --
   Included in other comprehensive income..................             --                    --
  Net investment income....................................             --                    --
  Purchases, sales, issuances, and settlements.............             --               (1,043)
  Transfers into (out of) Level 3 (2)......................             --                    --
                                                                 ---------            ----------
Fair value, end of period..................................      $   7,550             $(15,257)
                                                                 =========            ==========
Unrealized gains (losses) for period relating to those
level 3 assets and liabilities that were still held by the
Company at the end of the period (3):
   Included in earnings:...................................
   Realized investment gains (losses), net.................      $      --             $(11,185)
   Interest credited to policyholder account...............      $   (166)             $      --
   Included in other comprehensive income..................      $      --             $      --

(1)Separate account assets represent segregated funds that are invested for certain customers. Investment risks associated with market value changes are borne by the customers, except to the extent of minimum guarantees made by the Company with respect to certain accounts. Separate account liabilities are not included in the above table as they are reported at contract value and not fair value in the Company's Statement of Financial Position.
(2)Transfers into or out of Level 3 are generally reported as the value of the beginning of the quarter in which the transfer occurs.
(3)Unrealized gains or losses related to assets still held at the end of the period do not include amortization or accretion of premiums and discounts.

Pruco Life Insurance Company of New Jersey

Notes to Unaudited Interim Financial Statements
--------------------------------------------------------------------------------


4. FAIR VALUE OF ASSETS AND LIABILITIES (continued)


Transfers - Net transfers out of Level 3 for Fixed Maturities Available for Sale totaled $19.4 million during the nine months ended September 30, 2008. Transfers into Level 3 for these investments were primarily the result of unobservable inputs utilized within valuation methodologies and the use of broker quotes when information from third party pricing services was utilized. Partially offsetting these transfers into Level 3 were transfers out of Level 3 due to the use of observable inputs in valuation methodologies as well as the utilization of pricing service information for certain assets that the Company was able to validate.

Fair Value of Financial Instruments - The Company is required by U.S. GAAP to disclose the fair value of certain financial instruments including those that are not carried at fair value. For the following financial instruments the carrying amount equals or approximates fair value: fixed maturities classified as available for sale, trading account assets, equity securities, securities purchased under agreements to resell, short-term investments, cash and cash equivalents, accrued investment income, separate account assets, securities sold under agreements to repurchase, and cash collateral for loaned securities, as well as certain items recorded within other assets and other liabilities such as broker-dealer related receivables and payables. See Note 5 for a discussion of derivative instruments.

Commercial mortgage loans

The fair value of commercial mortgage loans are primarily based upon the present value of the expected future cash flows discounted at the appropriate U.S. Treasury rate adjusted for the current market spread for similar quality loans.

Policy loans

The fair value of policy loans is calculated using a discounted cash flow model based upon current U.S. Treasury rates and historical loan repayment patterns.

Investment Contracts - Policyholders' Account Balances

Only the portion of policyholders' account balances and separate account liabilities related to products that are investment contracts (those without significant mortality or morbidity risk) are reflected in the table below. For fixed deferred annuities, payout annuities and other similar contracts without life contingencies, fair value is derived using discounted projected cash flows based on interest rates that are representative of the Company's claims paying ratings, and hence reflects the Company's own nonperformance risk. For those balances that can be withdrawn by the customer at any time without prior notice or penalty, the fair value is the amount estimated to be payable to the customer as of the reporting date, which is generally the carrying value.

The following table discloses the Company's financial instruments where the carrying amounts and fair values may differ:

                                                       September 30, 2009
                                                      --------------------
                                                        Carrying    Fair
                                                          Amount     Value
                                                      ---------- ---------
                                                         (in thousands)

Assets:

  Commercial mortgage loans..........................  $168,779   $165,514
  Policy loans.......................................   169,170    203,678

Liabilities:
Policyholder account balances - Investment contracts.    80,677     79,290

Pruco Life Insurance Company of New Jersey

Notes to Unaudited Interim Financial Statements
--------------------------------------------------------------------------------


5.DERIVATIVE INSTRUMENTS

 Types of Derivative Instruments and Derivative Strategies

 Interest rate swaps are used by the Company to manage interest rate exposures arising from mismatches between assets and liabilities (including duration mismatches) and to hedge against changes in the value of assets it anticipates acquiring and other anticipated transactions and commitments. Swaps may be attributed to specific assets or liabilities or may be used on a portfolio basis. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts calculated by reference to an agreed upon notional principal amount. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by one counterparty at each due date.

 Exchange-traded futures are used by the Company to reduce risks from changes in interest rates, to alter mismatches between the duration of assets in a portfolio and the duration of liabilities supported by those assets, and to hedge against changes in the value of securities it owns or anticipates acquiring or selling. In exchange-traded futures transactions, the Company agrees to purchase or sell a specified number of contracts, the values of which are determined by the values of underlying referenced securities, and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The Company enters into exchange-traded futures transactions with regulated futures commissions merchants that are members of a trading exchange.

 Currency derivatives, including currency swaps, are used by the Company to reduce risks from changes in currency exchange rates with respect to investments denominated in foreign currencies that the Company either holds or intends to acquire or sell.

 Under currency swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between one currency and another at an exchange rate and calculated by reference to an agreed principal amount. Generally, the principal amount of each currency is exchanged at the beginning and termination of the currency swap by each party. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by one counterparty for payments made in the same currency at each due date.

 Credit derivatives are used by the Company to enhance the return on the Company's investment portfolio by creating credit exposure similar to an investment in public fixed maturity cash instruments. With credit derivatives the Company can sell credit protection on an identified name, or a basket of names in a first to default structure, and in return receive a quarterly premium. With first to default baskets, the premium generally corresponds to a high proportion of the sum of the credit spreads of the names in the basket. If there is an event of default by the referenced name or one of the referenced names in a basket, as defined by the agreement, then the Company is obligated to pay the counterparty the referenced amount of the contract and receive in return the referenced defaulted security or similar security. In addition to selling credit protection, the Company may purchase credit protection using credit derivatives in order to hedge specific credit exposures in the Company's investment portfolio.

 Embedded Derivatives

 The Company sells variable annuity products, which contain embedded derivatives. The Company has reinsurance agreements to transfer the risk related to some of these embedded derivatives to affiliates. These embedded derivatives are marked to market through "Realized investment gains (losses), net" based on the change in value of the underlying contractual guarantees, which are determined using valuation models. In the affiliates, the Company maintains a portfolio of derivative instruments that is intended to economically hedge the risks related to the reinsured products' features. The derivatives may include, but are not limited to equity options, total return swaps, interest rate swap options, caps, floors, and other instruments. Also, some variable annuity products feature an automatic rebalancing element to minimize risks inherent in the Company's guarantees which reduces the need for hedges.

 The Company invests in fixed maturities that, in addition to a stated coupon, provide a return based upon the results of an underlying portfolio of fixed income investments and related investment activity. The Company accounts for these investments as available for sale fixed maturities containing embedded derivatives. Such embedded derivatives are marked to market through "Realized investment gains (losses), net," based upon the change in value of the underlying portfolio.

Pruco Life Insurance Company of New Jersey

Notes to Unaudited Interim Financial Statements
--------------------------------------------------------------------------------


5.DERIVATIVE INSTRUMENTS (continued)


  The table below provides a summary of the gross notional amount and fair value of derivatives contracts, excluding embedded derivatives which are recorded with the associated host, by the primary underlying. Many derivative instruments contain multiple underlyings.

                                                  September 30, 2009                      December 31, 2008
                                          ------------------------------------    -----------------------------------
                                                              Fair Value                             Fair Value
                                           Notional     -----------------------    Notional    -----------------------
                                            Amount       Assets     Liabilities     Amount      Assets     Liabilities
                                          ------------  ----------  ------------  -----------  ----------  ------------
                                                            (in thousands)
Qualifying Hedge Relationships
Currency/Interest Rate................... $       5,366 $         -         (532) $      1,144 $        35 $           -
                                              ---------     -------     ---------     --------     -------     ---------
  Total Qualifying Hedge Relationships... $       5,366 $         - $       (532) $      1,144 $        35 $           -
                                              =========     =======     =========     --------     -------     ---------

  Non-qualifying Hedge Relationships.....

Interest Rate............................ $      94,000 $     2,170 $     (2,642) $          - $         - $           -

Credit...................................        33,950       3,529       (1,132) $     27,950 $     3,157 $     (4,272)

Currency/Interest Rate...................         9,115           -         (555) $      2,400 $         - $       (123)
                                              ---------     -------     ---------     --------     -------     ---------
Total Non-qualifying Hedge Relationships. $     137,065 $     5,699 $     (4,329) $     30,350 $     3,157 $     (4,395)
                                              =========     =======     =========     ========     =======     =========

Total Derivatives (1).................... $     142,431 $     5,699 $     (4,861) $     31,494 $     3,192 $     (4,395)
                                              =========     =======     =========     ========     =======     =========

--------
(1) Excludes embedded derivatives which contain multiple underlyings. The fair value of these embedded derivatives as of September 30, 2009 was a liability of $17 million and a liability of $68 million as of December 31, 2008 included in future policy benefits.

Cash Flow Hedges

The Company uses currency swaps in its cash flow hedge accounting relationships. This instrument is only designated for hedge accounting in instances where the appropriate criteria are met. The Company does not use futures, options, credit, and equity or embedded derivatives in any of its cash flow hedge accounting relationships.

The following table provides the financial statement classification and impact of derivatives used in qualifying and non-qualifying hedge relationships,

                                                       Three Months        Nine Months
                                                           Ended              Ended
                                                       September 30,      September 30,
                                                           2009               2009
                                                       --------------------------------
                                                                (in thousands)

Cash flow hedges
  Currency/ Interest Rate.............................
   Net investment income..............................           3                11
   Other Income.......................................        (21)              (22)
   Accumulated Other Comprehensive Income (Loss) (1)..       (656)             (954)
                                                        ----------           -------
              Total cash flow hedges..................    $  (674)     $       (965)
                                                        ----------           -------
Non- qualifying hedges
  Realized investment gains (losses)..................
   Interest Rate......................................    $  6,876     $     (1,998)

   Currency/Interest Rate.............................     (1,180)           (1,060)
   Credit.............................................         209             2,593
   Embedded Derivatives...............................     (2,855)            13,867
                                                        ----------           -------
              Total non-qualifying hedges.............    $  3,050     $      13,402
                                                        ----------           -------
              Total Derivative Impact.................    $  2,376     $      12,437
                                                        ==========           =======

               (1)Amounts deferred in Equity

Pruco Life Insurance Company of New Jersey

Notes to Unaudited Interim Financial Statements
--------------------------------------------------------------------------------


5.DERIVATIVE INSTRUMENTS (continued)


For the period ending September 30, 2009, the ineffective portion of derivatives accounted for using hedge accounting was not material to the Company's results of operations and there were no material amounts reclassified into earnings relating to instances in which the Company discontinued cash flow hedge accounting because the forecasted transaction did not occur by the anticipated date or within the additional time period permitted by the authoritative guidance for the accounting for derivatives and hedging.

Presented below is a roll forward of current period cash flow hedges in "Accumulated other comprehensive income (loss)" before taxes:

                                                                              (in thousands)
Balance, December 31, 2008...................................................     $   36
Net deferred losses on cash flow hedges from January 1 to September 30, 2009.      (570)
Amount reclassified into current period earnings.............................          6
                                                                                  ------
Balance, September 30, 2009..................................................     $(528)
                                                                                  ======

As of September 30, 2009, the Company does not have any qualifying cash flow hedges of forecasted transactions other than those related to the variability of the payment or receipt of interest or foreign currency amounts on existing financial instruments. The maximum length of time for which these variable cash flows are hedged is 7 years. Income amounts deferred in "Accumulated other comprehensive income (loss)" as a result of cash flow hedges is included in "Net unrealized investment gains (losses)" in the Consolidated Statements of Equity.

Credit Derivatives Written

The following tables set forth our exposure from credit derivatives where we have written credit protection excluding embedded derivatives contained in externally-managed investments in the European market, by NAIC rating of the underlying credits as of the dates indicated.

                                                --------------------------
                                                September 30, 2009
                                                --------------------------
                                                First to default Basket(1)
          NAIC             Rating Agency        --------------------------
        Designation         Equivalent          Notional      Fair Value
        -----------  -------------------------- --------      ----------
                                                   (in millions)

            1        Aaa, Aa, A................   $ -            $  -
            2        Baa.......................     9               -
                                                  ---            ----
                     Subtotal Investment Grade.     9               -
            3        Ba........................    12               -
            4        B.........................     -
            5        C and lower...............     -
            6        In or near default........     -
                                                  ---            ----
          Total                                   $21            $  -
                                                  ===            ====
                                                --------------------------
                                                 December 31, 2008
                                                --------------------------
                                                First to Default Basket (1)
          NAIC             Rating Agency        --------------------------
        Designation         Equivalent          Notional      Fair Value
        -----------  -------------------------- --------      ----------
                                                   (in millions)

            1        Aaa, Aa, A................   $ 2            $  -
            2        Baa.......................    19             (4)
                                                  ---            ----
                     Subtotal Investment Grade.    21             (4)
            3        Ba........................     -               -
            4        B.........................     -               -
            5        C and lower...............     -               -
            6        In or near default........     -               -
                                                  ---            ----
          Total                                   $21            $(4)
                                                  ===            ====

(1) First-to-default credit swap baskets, which may include credits of varying qualities, are grouped above based on the lowest credit in the basket. However, such basket swaps may entail greater credit risk than the rating level of the lowest credit.

Pruco Life Insurance Company of New Jersey

Notes to Unaudited Interim Financial Statements
--------------------------------------------------------------------------------


5.DERIVATIVE INSTRUMENTS (continued)


The following table sets forth the composition of credit derivatives where the Company has written credit protection excluding embedded derivatives contained in externally-managed investments in European markets, by industry category as of the dates indicated.

                                     September 30, 2009       December 31, 2008
                                   ----------------------- -----------------------
                                     Notional   Fair Value   Notional   Fair Value
Industry                           ---------- ------------ ---------- ------------
                                                    (in millions)
Corporate Securities:.............
    First to Default Baskets(1)...     $21          $-         $ 21        $(4)
                                     -----       -----      -------     -------
Total Credit Derivatives..........     $21          $-         $ 21        $(4)
                                     =====       =====      =======     =======

(1) Credit default baskets may include various industry categories.

The Company writes credit derivatives under which the Company is obligated to pay the counterparty the referenced amount of the contract and receive in return the defaulted security or similar security. The Company's maximum amount at risk under these credit derivatives, assuming the value of the underlying referenced securities become worthless, is $21 million notional of credit default swap ("CDS") selling protection at September 30, 2009. These credit derivatives generally have maturities of five years or less.

The Company holds certain externally managed investments in the European market which contain embedded derivatives whose fair value are primarily driven by changes in credit spreads. These investments are medium term notes that are collateralized by investment portfolios primarily consisting of investment grade European fixed income securities, including corporate bonds and asset-backed securities, and derivatives, as well as varying degrees of leverage. The notes have a stated coupon and provide a return based on the performance of the underlying portfolios and the level of leverage. The Company invests in these notes to earn a coupon through maturity, consistent with its investment purpose for other debt securities. The notes are accounted for under U.S. GAAP as available for sale fixed maturity securities with bifurcated embedded derivatives (total return swaps). Changes in the value of the fixed maturity securities are reported in Stockholders' Equity under the heading "Accumulated Other Comprehensive Income" and changes in the market value of the embedded total return swaps are included in current period earnings in "Realized investment gains (losses), net." The Company's maximum exposure to loss from these interests was $6 million at September 30, 2009 and $5 million December 31, 2008, respectively.

In addition to writing credit protection, the Company has purchased credit protection using credit derivatives in order to hedge specific credit exposures in the Company's investment portfolio. As of September 30, 2009 the Company had $13 million of outstanding notional amounts, reported at fair value as an asset of $3 million.

Credit Risk

The Company is exposed to credit-related losses in the event of nonperformance by counterparties to financial derivative transactions. Generally, the credit exposure of the Company's over-the-counter (OTC) derivative transactions is represented by the contracts with a positive fair value (market value) at the reporting date after taking into consideration the existence of netting agreements.

The Company manages credit risk by entering into over-the-counter derivative contracts with an affiliate Prudential Global Funding, LLC. See Note 8. The Company effects exchange-traded futures transactions through regulated exchanges and these transactions are settled on a daily basis, thereby reducing credit risk exposure in the event of nonperformance by counterparties to such financial instruments.

The Company utilizes its own credit spread to reflect the market's perception of its non-performance risk when determining the fair value of OTC derivative assets and liabilities. This credit spread captures the non-performance risk of the Company's OTC derivative related assets and liabilities.

Pruco Life Insurance Company of New Jersey

Notes to Unaudited Interim Financial Statements
--------------------------------------------------------------------------------


6. CONTINGENT LIABILITIES AND LITIGATION AND REGULATORY MATTERS

Contingencies

On an ongoing basis, our internal supervisory and control functions review the quality of our sales, marketing, administration and servicing, and other customer interface procedures and practices and may recommend modifications or enhancements. From time to time, this review process results in the discovery of administration, servicing or other errors, including errors relating to the timing or amount of payments or contract values due to customers. In certain cases, if appropriate, we may offer customers appropriate remediation and may incur charges and expenses, including the costs of such remediation, administrative costs and regulatory fines.

It is possible that the results of operations or the cash flow of the Company in a particular quarterly or annual period could be materially affected as a result of payments in connection with the matters discussed above depending, in part, upon the results of operations or cash flow for such period. Management believes, however, that the ultimate payments in connection with these matters should not have a material adverse effect on the Company's financial position.

Litigation and Regulatory Matters

The Company is subject to legal and regulatory actions in the ordinary course of its businesses, including class action lawsuits. Legal and regulatory actions may include proceedings relating to aspects of the businesses and operations that are specific to the Company and that are typical of the businesses in which the Company operates. Class action and individual lawsuits may involve a variety of issues and/or allegations, which include sales practices, underwriting practices, claims payment and procedures, premium charges and policy servicing. The Company may also be subject to litigation arising out of its general business activities, such as investments and third party contracts. In certain of these matters, plaintiffs may seek large and/or indeterminate amounts, including punitive or exemplary damages.

Commencing in 2003, Prudential Financial received formal requests for information from the SEC and the New York Attorney General's Office ("NYAG") relating to market timing in variable annuities by certain American Skandia entities. In connection with these investigations, with the approval of Skandia, an offer was made by American Skandia to the SEC and NYAG, to settle these matters by paying restitution and a civil penalty of $95 million in the aggregate. In April 2009, AST Investment Services, Inc., formerly named American Skandia Investment Services, Inc. ("ASISI"), reached a resolution of these investigations by the SEC and the NYAG into market timing related misconduct involving certain variable annuities. The settlements relate to conduct that generally occurred between January 1998 and September 2003. ASISI is an affiliate of the Company and serves as investment manager for certain investment options under the Company's variable life insurance and annuity products. Prudential Financial acquired ASISI from Skandia Insurance Company Ltd. (publ) ("Skandia") in May 2003. Subsequent to the acquisition, Prudential Financial implemented controls, procedures and measures designed to protect customers from the types of activities involved in these investigations. These settlements resolve the investigations by the above named authorities into these matters, subject to the settlement terms. Under the terms of the settlements, ASISI has paid a total of $34 million in disgorgement and an additional $34 million as a civil money penalty. These amounts will be paid into a Fair Fund administered by the SEC to compensate those harmed by the market timing related activities. Pursuant to the settlements, ASISI has retained, at its ongoing cost and expense, the services of an Independent Distribution consultant acceptable to the Staff of the SEC to develop a proposed plan for the distribution of Fair Fund amounts according to a methodology developed in consultation with and acceptable to the Staff. As part of these settlements, ASISI has undertaken that by the end of 2009 it will undergo a compliance review by an independent third party, who shall issue a report of its findings and recommendations to ASISI's Board of Directors, the Audit Committee of the Advanced Series Trust Board of Trustees and the Staff of the SEC. In addition, ASISI has agreed, among other things, to continue to cooperate with the SEC and NYAG in any litigation, ongoing investigations or other proceedings relating to or arising from their investigations into these matters. Under the terms of the purchase agreement pursuant to which Prudential Financial acquired ASISI from Skandia, Prudential Financial was indemnified for the costs of the settlements.

The Company's litigation and regulatory matters are subject to many uncertainties, and given their complexity and scope, their outcomes cannot be predicted. It is possible that results of operations or cash flow of the Company in a particular quarterly or annual period could be materially affected by an ultimate unfavorable resolution of pending litigation and regulatory matters depending, in part, upon the results of operations or cash flow for such period. In light of the unpredictability of the Company's litigation and regulatory matters, it is also possible that in certain cases an ultimate unfavorable resolution of one or more pending litigation or regulatory matters could have a material adverse effect on the Company's financial position. Management believes, however, that, based on information currently known to it, the ultimate outcome of all pending litigation and regulatory matters, after consideration of applicable reserves and rights to indemnification, is not likely to have a material adverse effect on the Company's financial position.

Pruco Life Insurance Company of New Jersey

Notes to Unaudited Interim Financial Statements
--------------------------------------------------------------------------------


7. REINSURANCE

The Company participates in reinsurance with Prudential Insurance, Prudential Arizona Reinsurance Captive Company "PARCC", Pruco Life, and Pruco Reinsurance, Ltd. "Pruco Re", in order to provide risk diversification, additional capacity for future growth and limit the maximum net loss potential arising from large risks. Life reinsurance is accomplished through various plans of reinsurance, primarily yearly renewable term and coinsurance. Reinsurance ceded arrangements do not discharge the Company as the primary insurer. Ceded balances would represent a liability of the Company in the event the reinsurers were unable to meet their obligations to the Company under the terms of the reinsurance agreements. The likelihood of a material reinsurance liability resulting from such inability of reinsurers to meet their obligation is considered to be remote.

Reinsurance premiums, commissions, expense reimbursements, benefits and reserves related to reinsured long-duration contracts are accounted for over the life of the underlying reinsured contracts using assumptions consistent with those used to account for the underlying contracts. Amounts recoverable from reinsurers for both long and short-duration contracts are estimated in a manner consistent with the claim liabilities and policy benefits associated with the reinsured policies. The affiliated reinsurance agreements are described further in Note 8 of the Unaudited Interim Financial Statements.

Reinsurance amounts included in the Company's Unaudited Interim Statement of Operations and Comprehensive Income for the three and nine months ended September 30, 2009 and 2008 are presented below.

                                                         (in thousands)
                                             Three months             Nine months
                                               2009       2008        2009         2008

Gross premiums and policy charges and
 fee income.............................
                                          $  61,973  $  65,095    $  191,164  $  189,304
Reinsurance ceded.......................   (43,058)   (42,834)     (134,962)   (123,227)
                                         ---------- ---------- ------------- -----------

Net premiums and policy charges and fee
 income.................................  $  18,915  $  22,261    $   56,202  $   66,077
                                         ========== ========== ============= ===========

Policyholders' benefits ceded...........  $  26,507  $  19,425    $   67,930  $   73,131
                                         ========== ========== ============= ===========

Realized capital (losses)/gains net,
 associated with derivatives............  $ (2,065)  $   7,234    $ (39,315)  $    9,820
                                         ========== ========== ============= ===========

Reinsurance premiums ceded for interest-sensitive life products is accounted for as a reduction of policy charges and fee income. Reinsurance ceded for term insurance products is accounted for as a reduction of premiums.

Realized investment gains and losses include the reinsurance of the Company's derivatives. Changes in the fair value of the embedded derivatives are recognized through "Realized investment gains(losses) net". The Company has entered into reinsurance agreements to transfer the risk related to certain living benefit options on variable annuities to Pruco Re. These reinsurance agreements are derivatives and have been accounted for in the same manner as an embedded derivative.

Reinsurance recoverables included in the Company's Unaudited interim Statements of Financial Position, at September 30, 2009 and December 31, 2008 were $324 million and $301 million, respectively.

The gross and net amounts of life insurance in-force as of September 30, 2009 and 2008 were as follows:

                                              (in thousands)
                                           2009             2008
                                     ---------------- ----------------
      Gross life insurance in-force.   $   93,874,702   $   86,635,863
      Reinsurance Ceded.............     (85,260,468)     (77,181,759)
                                     ---------------- ----------------
      Net life insurance in-force...   $    8,614,234   $    9,454,104
                                     ================ ================

Pruco Life Insurance Company of New Jersey

Notes to Unaudited Interim Financial Statements
--------------------------------------------------------------------------------


8. RELATED PARTY TRANSACTIONS

The Company has extensive transactions and relationships with Prudential Insurance and other affiliates. Although we seek to ensure that these transactions and relationships are fair and reasonable, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Expense Charges and Allocations

Many of the Company's expenses are allocations or charges from Prudential Insurance or other affiliates. These expenses can be grouped into general and administrative expenses and agency distribution expenses.

The Company's general and administrative expenses are charged to the Company using allocation methodologies based on business processes. Management believes that the methodology is reasonable and reflects costs incurred by Prudential Insurance to process transactions on behalf of the Company. The Company operates under service and lease agreements whereby services of officers and employees, supplies, use of equipment and office space are provided by Prudential Insurance. The Company reviews its allocation methodology periodically which it may adjust accordingly. General and administrative expenses include allocations of stock compensation expenses related to a stock option program and a deferred compensation program issued by Prudential Financial. The expense charged to the Company for the stock option program was less than $1 million for the three months and the nine months ended
September 30, 2009 and 2008. The expense charged to the Company for the deferred compensation program was less than $1 million for the three months and the nine months ended September 30, 2009 and 2008.

The Company receives a charge to cover its share of employee benefits expenses. These expenses include costs for funded and non-funded contributory and non-contributory defined benefit pension plans. Some of these benefits are based on final group earning and length of service. While others are based on an account balance, which takes into consideration age, service and earnings during career.

Prudential Insurance sponsors voluntary savings plans for the Company's employee's 401(k) plans. The plans provide for salary reduction contributions by employees and matching contributions by the Company of up to 4% of annual salary. The expense charged to the Company for the matching contribution to the plans was than less than $1 million for the three and the nine months ended September 30, 2009 and 2008.

The Company's share of net expense for the pension plans was less than $1 million for the three months and the nine months ended September 30, 2009 and 2008.

The Company is charged distribution expenses from Prudential Insurance's agency network for both its domestic life and annuity products through a transfer pricing agreement, which is intended to reflect a market based pricing arrangement.

Affiliated Asset Administration Fee Income

Effective April 15, 2009, the Company amended an existing agreement to add AST Investment Services, Inc., formerly known as American Skandia Investment Services, Inc, as a party whereas the Company receives fee income calculated on contractholder separate account balances invested in the Advanced Series Trust, formerly known as American Skandia Trust. Income received from AST Investment Services, Inc. related to this agreement was $0.2 million for the three and nine months ended September 30, 2009. These revenues are recorded as "Asset administration fees" in the unaudited interim Statements of Operations and Comprehensive Income.

Beginning October 1, 2002, in accordance with a servicing agreement with Prudential Investments LLC, the Company receives fee income from policyholder account balances invested in The Prudential Series Fund ("PSF"). These revenues are recorded as "Asset administration fees" in the Unaudited Interim Statements of Operations and Comprehensive Income.

Corporate Owned Life Insurance

The Company has sold two Corporate Owned Life Insurance, or "COLI", policies to Prudential Insurance and one to Prudential Financial. The cash surrender value included in separate accounts for these COLI contracts was $732 million and $564 million at September 30, 2009 and December 31, 2008, respectively. Fees related to these COLI policies in the three months ended September 30, 2009 and 2008 were $3 million and $13 million, respectively; and $9 million and $17million for the nine months ended September 30, 2009 and 2008, respectively. The decline in fees is related to the delay in an internal payment that was received in fourth quarter 2009.

Reinsurance with Affiliates

Pruco Life

Effective April 1, 2008, The Company entered into an agreement to reinsure certain variable COLI policies with Pruco Life. Reinsurance recoverables related to this agreement were less than $1 million as of September 30, 2009 and $2 million as of December 31, 2008, respectively. Fees ceded to Pruco Life were $1 million for the three months ended September 30, 2009 and 2008 and $4 million and $2 million for the nine months ended

Pruco Life Insurance Company of New Jersey

Notes to Unaudited Interim Financial Statements
--------------------------------------------------------------------------------


8. RELATED PARTY TRANSACTIONS (continued)

September 30, 2009 and 2008, respectively. Benefits ceded decreased for the three months ended September 30, 2009 as compared to September 30, 2008 from $1 million to zero. The benefits ceded decreased from $2 million for the nine months ended September 30, 2008 to zero million for the nine months ended September 30, 2009, respectively. The Company is not relieved of its primary obligation to the policyholder as a result of this agreement.

PARCC

The Company reinsures 90% of the risks under its term life insurance policies through an automatic coinsurance agreement with PARCC. Reinsurance recoverables related to this agreement were $298 million and $239 million as of September 30, 2009 and December 31, 2008, respectively. Premiums ceded to PARCC for the three months ended September 30, 2009 and 2008 were $34 million and $32 million, respectively; and $104 million and $94 million for the nine months ended September 30, 2009 and 2008, respectively. Benefits ceded for the three months ended September 30, 2009 and 2008 were $22 million and $11 million, respectively; and $46 million and $45 million for the nine months ended September 30, 2009 and 2008, respectively. Reinsurance expense allowances, net of capitalization and amortization for the three months ended September 30, 2009 and September 30, 2008 were $8 million and $7 million; and $24 million and $19 million for the nine months ended September 30, 2009 and 2008, respectively. The Company is not relieved of its primary obligation to the policyholder as a result of this agreement.

Prudential Insurance

The Company has a yearly renewable term reinsurance agreement with Prudential Insurance and reinsures the majority of all mortality risks not otherwise reinsured. The reinsurance recoverables related to this agreement were $8 million and $5 million as of September 30, 2009 and December 31, 2008, respectively. Premiums and fees ceded to Prudential Insurance for the three months ended September 30, 2009 and 2008 were $5 million and $8 million, respectively; and $24 million and $25 million for the nine months ended September 30, 2009 and 2008, respectively. Benefits ceded for the three months ended September 30, 2009 and 2008 were $6 million and $5 million, respectively; and $23 million for the nine months ended September 30, 2009 and 2008. The Company is not relieved of its primary obligation to the policyholder as a result of this agreement.

Pruco Re

Effective October 3, 2005, the Company entered into a new coinsurance agreement with Pruco Re providing for 100% reinsurance of its Lifetime Five ("LT5") feature. Fees ceded on this agreement, for the three months ended September 30, 2009 and September 30, 2008 were $0.3 million and $0.3 million, respectively; and $0.8 million and $1.0 million for the nine months ended September 30, 2009 and September 30, 2008, respectively.

Effective May 26, 2006, the Company entered into a new coinsurance agreement with Pruco Re providing for the 100% reinsurance of its Spousal Lifetime Five benefit ("SLT5") feature. Fees ceded on this agreement, for the three months ended September 30, 2009 and September 30, 2008 were $0.04 million and $0.05 million, respectively; and $0.1 million and $0.1 million for the nine months ended September 30, 2009 and September 30, 2008, respectively.

Debt Agreements

The Company and its parent, Pruco Life, have an agreement with Prudential Funding, LLC, a wholly owned subsidiary of Prudential Insurance, which allows it to borrow funds for working capital and liquidity needs. The borrowings under this agreement are limited to $100 million. The Company had no debt outstanding to Prudential Funding, LLC as of September 30, 2009 and
September 30, 2008. Interest expense related to this agreement was less than $1 million as of September 30, 2009 and 2008. The related interest was charged at a variable rate ranging from 3.55% to 7.05% for 2009 and 2.11% to 4.31% for 2008.

Derivative Trades

In the ordinary course of business, the Company enters into over-the-counter ("OTC") derivative contracts with an affiliate, Prudential Global Funding, LLC. For these OTC derivative contracts, Prudential Global Funding, LLC manages credit risk by entering into derivative transactions with major international financial institutions and other creditworthy counterparties and by obtaining collateral where appropriate. Additionally, limits are set on a single party credit exposures which are subject to periodic management review.

                            PART C OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

(a) FINANCIAL STATEMENTS

(1) Financial Statements of the subaccounts of Pruco Life of New Jersey Flexible Premium Variable Annuity Account (Registrant) consisting of the Statements of Net Assets as of December 31, 2008; the Statements of Operations for the period ended December 31, 2008; the Statements of Changes in Net Assets for the periods ended December 31, 2008 and December 31, 2007; and the Notes relating thereto appear in the Statement of Additional Information (Part B of the Registration Statement).

(2) Financial Statements of Pruco Life of New Jersey (Depositor) consisting of the Statements of Financial Position as of December 31, 2008 and 2007; and the Related Statements of Operations, Changes in Stockholder's Equity and Cash Flows for the years ended December 31, 2008, 2007 and 2006; and the Notes to the Financial Statements appear in the Statement of Additional Information (Part B of the Registration Statement).

(3) Financial Statements of Pruco Life of New Jersey (Depositor) consisting of Unaudited Interim Consolidated Statements of Financial Position, as of September 30, 2009 and December 31, 2008; Unaudited Interim Consolidated Statements of Equity, nine months ended September 30, 2009 and 2008; and Unaudited Interim Consolidated Statements of Cash Flows, nine months ended September 30, 2009. (Part B of the Registration Statement)

(b) Exhibits are attached as indicated (all previously filed exhibits, as noted below, are incorporated herein by reference).

(1) Resolution of the Board of Directors of Pruco Life Insurance Company of New Jersey establishing the Pruco Life of New Jersey Flexible Premium Variable Annuity Account (Note 3)

(2) Agreements for custody of securities and similar investments--Not
Applicable.

(3) (a) Distribution and Underwriting Agreement between Prudential Annuities Distributors, Inc. "PAD" (Underwriter) and Pruco Life Insurance Company of New Jersey (Depositor). (Note 7)

(b) Form of Affiliated Insurer Amendment to Selling Agreement. (Note 1)

(4) (a) Form of Prudential Premier Retirement Variable Annuity X Series, L Series, B Series contract and Form of Prudential Premier Retirement Variable Annuity C Series contract (including schedule pages for each X, L, B, and C) P-BLX/INDNY (2/10) and P-CR/INDNY (2/10). (Note 1)

(b) Form of Return of Adjusted Purchase Payments Death Benefit Rider P-RID-ROP NY (02/10). (Note 1)

(c) Form of Return of Adjusted Purchase Payments Death Benefit Schedule Rider P-SCH-ROP NY (02/10). (Note 1)

(d) Form of Highest Anniversary Value Death Benefit Rider P-RID-HAV NY (02/10). (Note 1)

(e) Form of Highest Anniversary Value Death Benefit Schedule Supplement P-SCH-HAV NY (02/10). (Note 1)

(f) Form of 403B Annuity Endorsement P-END-403 NY (02/10) (Note 1)

(g) Form of Individual Retirement Annuity Endorsement P-END-IRA NY (02/10). (Note 1)

(h) Form of Roth Individual Retirement Annuity Endorsement P-END-ROTH NY (02/10). (Note 1)

(i) Form of Beneficiary Individual Retirement Annuity Endorsement P-END-IRABEN NY (02/10). (Note 1)

(j) Form of Beneficiary Roth Individual Retirement Annuity Endorsement P-END-ROTHBEN NY (02/10). (Note 1)

(k) Form of Highest Daily Lifetime 6 Plus Benefit Rider (P-RID-HD6-NY (02/10) (Note 1)

(l) Form of Highest Daily Lifetime 6 Plus Schedule (P-SCH-HD6-NY (02/10)) (Note
1)

(m) Form of Highest Daily GRO II Benefit rider (P-RID-HD GRO-NY 11/09) (Note 8)

(n) Form of Highest Daily GRO II Benefit SCHEDULE (P-SCH-HD GRO-NY11/09) (Note
8)

(o) Form of Gro Plus II benefit rider (P-RID-GRO NY (02/10). (Note 1)

(p) Form of Gro Plus II benefit schedule (P-SCH-GRO NY (02/10). (Note 1)

(q) Form of Beneficiary Annuity Endorsement (P-END-BENE NY (2/10). (Note 1)

(r) Form of Beneficiary Annuity Schedules (including schedule pages for each X, L, B, and C (P-B-DCD-IND(2-10)NY, P-L-DCD-IND(2/10)NY, P-X-DCD-IND(2/10)NY, and P-C-DCD-IND(2/10)NY) (Note 1).

(5) (a) Form of Application form for the Contract P-VAA NY (02/10). (Note 1)

(b) Form of Application form for the Contract P-IBVAA NY (02/10). (Note 1)

(6) (a) Articles of Incorporation of Pruco Life of New Jersey Insurance Company, as amended. (Note 4)

(b) By-laws of Pruco Life Insurance Company of New Jersey (Note 5),

(7) Copy of reinsurance contract in connection with Variable Annuity Contracts - Not applicable

(8) Other material contracts performed in whole or in part after the date the registration statement is filed:

(a) Copy of AST Fund Participation Agreement. (Note 1)

(b) Copy of Franklin Templeton Fund Participation Agreement. (Note 1)

(b) Shareholder Information Agreement (Sample Rule 22C-2). (Note 6)

(9) Opinion of Counsel. (Note 2)

(10) Written Consent of Independent Registered Public Accounting Firm (Note 1).

(11) All financial statements omitted from Item 23, Financial Statements--Not Applicable.

(12) Agreements in consideration for providing initial capital between or among Registrant, Depositor, Underwriter, or initial Contract owners--Not Applicable.

(13) Powers of Attorney.

(a) James J. Avery Jr., Helen M. Galt, C. Bernard J. Jacob, Scott D. Kaplan, Tucker I. Marr, Scott G. Sleyster, Stephen Pelletier (Note 2)

(Note 1) Filed Herewith.

(Note 2) Incorporated by reference to Form N-4, Registration No. 333-162678, filed October 26, 2009 on behalf of the Pruco Life of New Jersey Flexible Premium Variable Annuity Account.

(Note 3) Incorporated by reference to Form N-4, Registration No. 333-18117, filed December 18, 1996 on behalf of the Pruco Life of New Jersey Flexible Premium Variable Annuity Account.

(Note 4) Incorporated by reference to Form S-6, Registration No. 002-89780, filed April 28,1997 on behalf of the Pruco Life of New Jersey Variable Appreciable Account.

(Note 5) Incorporated by reference to Form S-6, Registration No. 333-85117 filed August 13, 1999 on behalf of the Pruco Life of New Jersey Variable Appreciable Account.

(Note 6) Incorporated by reference to Post-Effective Amendment No. 3, Form N-4, Registration No. 333-131035, filed April 19, 2007 on behalf of Pruco Life of New Jersey Flexible Premium Variable Annuity Account.

(Note 7) Incorporated by reference to Post-Effective Amendment No. 9, Form N-4, Registration No. 333-131035, filed December 18, 2007 on behalf of Pruco Life of New Jersey Flexible Premium Variable Annuity Account.

(Note 8) Incorporated by reference to Post-Effective Amendment No.24, Registration No. 333-131035 filed August 27, 2009 on behalf of Pruco Life of New Jersey Flexible Premium Variable Annuity Account.

(Note 9) Incorporated by reference to Post-Effective Amendment No. 20 to Registration No. 333-131035, filed April 21, 2009 on behalf of Pruco Life of New Jersey Premium Variable Annuity Account.

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR (ENGAGED DIRECTLY OR INDIRECTLY IN REGISTRANT'S VARIABLE ANNUITY BUSINESS):

The directors and officers of Pruco Life of New Jersey are listed below:

Name and Principal Business Address Position and Offices with Depositor
----------------------------------- -----------------------------------
James J. Avery, Jr                  Director
213 Washington Street
Newark, NJ 07102-2992

Thomas C. Castano                   Chief Legal Officer and Secretary
213 Washington Street
Newark, NJ 07102-2992

Robert Falzon                       Treasurer
213 Washington Street
Newark, NJ 07102-2992

Helen M. Galt                       Director
213 Washington Street
Newark, NJ 07102-2992

Phillip J. Grigg                    Chief Actuary
213 Washington Street
Newark, NJ 07102-2992

Bernard J. Jacob                    Director
213 Washington Street
Newark, NJ 07102-2992

Scott D. Kaplan                     Director, President and
213 Washington Street               Chief Executive Officer
Newark, NJ 07102-2992

Tucker I. Marr                      Chief Financial Officer and
213 Washington Street               Chief Accounting Officer
Newark, NJ 07102-2992

James M. O'Connor                   Senior Vice President and Actuary
200 Wood Avenue South
Iselin, NJ 08830-2706

Stephen Pelletier                   Director
One Corporate Drive
Shelton, CT 06484

Scott D. Sleyster                   Director
213 Washington Street
Newark, NJ 07102-2992

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The Registrant separate account may be deemed to be under common control (or where indicated, identical to) the following separate accounts that are sponsored either by the depositor or an insurer that is an affiliate of the depositor: The Prudential Discovery Premier Group Variable Contract Account, The Prudential Variable Appreciable Account, The Prudential Individual Variable Contract Account, The Prudential Variable Contract Account GI-2, The Prudential Qualified Individual Variable Contract Account, The Prudential Variable Contract Account-24, The Prudential Discovery Select Group Variable Annuity Contract Account (separate accounts of Prudential); the Pruco Life PRUvider Variable Appreciable Account; the Pruco Life Variable Universal Account, the Pruco Life Variable Insurance Account, the Pruco Life Variable Appreciable Account, the Pruco Life Single Premium Variable Life Account, the Pruco Life Single Premium Variable Annuity Account; the Pruco Life of New Jersey Variable Insurance Account, the Pruco Life of New Jersey Variable Appreciable Account, the Pruco Life of New Jersey Single Premium Variable Life Account, and the Pruco Life of New Jersey Single Premium Variable Annuity Account. Pruco Life, a life insurance company organized under the laws of Arizona, is a direct wholly-owned subsidiary of The Prudential Insurance Company of America and an indirect wholly-owned subsidiary of Prudential Financial, Inc. Pruco Life of New Jersey, a life insurance company organized under the laws of New Jersey, is a direct wholly-owned subsidiary of Pruco Life, and an indirect wholly-owned subsidiary of Prudential Financial, Inc.

The subsidiaries of Prudential Financial Inc. ("PFI") are listed under Exhibit
21.1 of the Annual Report on Form 10-K of PFI (Registration No. 001-16707), filed on February 27, 2009, the text of which is hereby incorporated by reference. In addition to those subsidiaries, Prudential holds all of the voting securities of Prudential's Gibraltar Fund, Inc., a Maryland corporation, in three of its separate accounts. Prudential's Gibraltar Fund, Inc. is registered as an open-end, diversified, management investment company under the Investment Company Act of 1940 (the "Act"). The separate accounts listed above are registered as unit investment trusts under the Act. Registrant may also be deemed to be under common control with The Prudential Variable Contract Account-2, The Prudential Variable Contract Account-10, and The Prudential Variable Account Contract Account-11, (separate accounts of The Prudential Insurance Company of America which are registered as open-end, diversified management investment companies).

ITEM 27. NUMBER OF CONTRACT OWNERS: NOT APPLICABLE.

ITEM 28. INDEMNIFICATION

The Registrant, in conjunction with certain of its affiliates, maintains insurance on behalf of any person who is or was a trustee, director, officer, employee, or agent of the Registrant, or who is or was serving at the request of the Registrant as a trustee, director, officer, employee or agent of such other affiliated trust or corporation, against any liability asserted against and incurred by him or her arising out of his or her position with such trust or corporation.

New Jersey, being the state of organization of Pruco Life Insurance Company of New Jersey ("PLNJ"), permits entities organized under its jurisdiction to indemnify directors and officers with certain limitations. The relevant provisions of New Jersey law permitting indemnification can be found in Section 14A:3-5 of the New Jersey Statutes Annotated. The text of PLNJ's By-law, Article V, which relates to indemnification of officers and directors, is incorporated by reference to Exhibit 1A(6)(c) to Form S-6 filed August 13, 1999 on behalf of the Pruco Life of New Jersey Variable Appreciable Account.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITERS

(a) Prudential Annuities Distributors, Inc. (PAD)

PAD serves as principal underwriter for variable annuities issued by each of Pruco Life Insurance Company, Pruco Life Insurance Company of New Jersey, and Prudential Annuities Life Assurance Corporation. Each of those insurers is part of Prudential Annuities, a business unit of Prudential Financial, that primarily issues individual variable annuity contracts. The separate accounts of those insurance companies, through which the bulk of the variable annuities are issued, are the Pruco Life Flexible Premium Variable Annuity Account, the Pruco Life of New Jersey Flexible Premium Variable Annuity Account, and Prudential Annuities Life Assurance Corporation Variable Account B.

(b) Information concerning the directors and officers of PAD is set forth below:


                                      POSITIONS AND OFFICES
NAME                                     WITH UNDERWRITER
-------------------------------- -------------------------------
Timothy S. Cronin                Senior Vice President
One Corporate Drive
Shelton, Connecticut 06484

Thomas J. Diemer                 Director
213 Washington Street
Newark, New Jersey 07102-2917

John T. Doscher                  Senior Vice President and
751 Broad Street                 Chief Compliance Officer
Newark, New Jersey 07102-3714

Bruce Ferris                     Executive Vice President and
One Corporate Drive              Director
Shelton, Connecticut 06484

George M. Gannon                 President, Chief Executive
2101 Welsh Road                  Officer, Director and Chief
Dresher, Pennsylvania 19025-5001 Operations Officer

Brian Giantonio                  Vice President, Secretary and
One Corporate Drive              Chief Legal Officer
Shelton, Connecticut 06484

Jacob M. Herschler               Senior Vice President and
One Corporate Drive              Director
Shelton, Connecticut 06484

Margaret R. Horn                 Chief Financial Officer
213 Washington Street
Newark, New Jersey 07102-2917

Steven P. Marenakos              Senior Vice President and
One Corporate Drive              Director
Shelton, Connecticut 06484

Robert F. O'Donnell              Senior Vice President and
One Corporate Drive              Director
Shelton, Connecticut 06484

Yvonne Rocco                     Senior Vice President
213 Washington Street
Newark, New Jersey 07102-2992

(c) Commissions received by PAD during 2009 with respect to annuities issued through the registrant separate account.

                                        Net Underwriting
                                          Discounts and  Compensation on  Brokerage
Name of Principal Underwriter              Commissions      Redemption   Commissions Compensation
--------------------------------------- ---------------- --------------- ----------- -----------
Prudential Annuities Distributors, Inc*   $22,773,368        $-0-           $-0-       $-0-

----------
* PAD did not retain any of these commissions.

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

All accounts, books or other documents required to be maintained by Section 31
(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained by the Registrant through The Prudential Insurance Company of America, at its offices in Shelton, Connecticut and Fort Washington, Pennsylvania.

ITEM 31. MANAGEMENT SERVICES

Summary of any contract not discussed in Part A or Part B of the registration statement under which management-related services are provided to the Registrant--Not Applicable.

ITEM 32. UNDERTAKINGS

(a) Registrant undertakes to file a post-effective amendment to this Registrant Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b) Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a statement of additional information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a statement of additional information.

(c) Registrant undertakes to deliver any statement of additional information and any financial statements required to be made available under this Form promptly upon written or oral request.

(d) Restrictions on withdrawal under Section 403(b) Contracts are imposed in reliance upon, and in compliance with, a no-action letter issued by the Chief of the Office of Insurance Products and Legal Compliance of the U.S. Securities and Exchange Commission to the American Council of Life Insurance on November 28, 1988.

(e) Pruco Life Insurance Company of New Jersey hereby represents that the fees and charges deducted under the contracts described in this Registration Statement are in the aggregate reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Pruco Life Insurance Company of New Jersey.

                                   SIGNATURES

Pursuant to the requirements of Securities Act of 1933 and the Investment Company Act of 1940, the Registrant and the Depositor have duly caused this registration statement to be signed on their behalf in the City of Newark and the State of New Jersey on this 3rd day of February, 2010.

     THE PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
                                   REGISTRANT

                  BY PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY

                                    DEPOSITOR

       /s/ Thomas C. Castano           /s/ Scott D. Kaplan
 -------------------------------- -----------------------------
         Thomas C. Castano               Scott D. Kaplan
Chief Legal Officer and Secretary President and Chief Executive
                                           Officer

                                   SIGNATURES

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated on behalf of the Depositor.

                               SIGNATURE AND TITLE


*
------------------------
James J. Avery Jr.
Director                 Date: February 3, 2010


*                        *By: /S/ Thomas C. Castano
------------------------ --------------------------
Scott D. Kaplan          Thomas C. Castano
Director                 Corporate Counsel


*
------------------------
Tucker I. Marr
Chief Accounting Officer


*
------------------------
Bernard J. Jacob
Director


*
------------------------
Scott G. Sleyster
Director


*
------------------------
Helen M. Galt
Director


*
------------------------
Stephen Pelletier
Director

                                    EXHIBITS

(3)(b) Form of Affiliated Insurer Amendment to Selling Agreement.

(4) (a) Form of Prudential Premier Retirement Variable Annuity X Series, L Series, B Series contract and Form of Prudential Premier Retirement Variable Annuity C Series contract (including schedule pages for each X, L, B, and C) P-BLX/INDNY (2/10) and P-CR/INDNY (2/10).

(b) Form of Return of Adjusted Purchase Payments Death Benefit Rider P-RID-ROP NY (02/10).

(c) Form of Return of Adjusted Purchase Payments Death Benefit Schedule Rider P-SCH-ROP NY (02/10).

(d) Form of Highest Anniversary Value Death Benefit Rider P-RID-HAV NY (02/10).

(e) Form of Highest Anniversary Value Death Benefit Schedule Supplement P-SCH-HAV NY (02/10).

(f) Form of 403B Annuity Endorsement P-END-403 NY (02/10)

(g) Form of Individual Retirement Annuity Endorsement P-END-IRA NY (02/10).

(h) Form of Roth Individual Retirement Annuity Endorsement P-END-ROTH NY
(02/10).

(i) Form of Beneficiary Individual Retirement Annuity Endorsement P-END-IRABEN NY (02/10).

(j) Form of Beneficiary Roth Individual Retirement Annuity Endorsement P-END-ROTHBEN NY (02/10).

(k) Form of Highest Daily Lifetime 6 Plus Benefit Rider (P-RID-HD6-NY (02/10)

(l) Form of Highest Daily Lifetime 6 Plus Schedule (P-SCH-HD6-NY (02/10))

(o) Form of Gro Plus II benefit rider (P-RID-GRO NY (02/10).

(p) Form of Gro Plus II benefit schedule (P-SCH-GRO NY (02/10).

(q) Form of Beneficiary Annuity Endorsement (P-END-BENE NY (2/10)

(r) Form of Beneficiary Annuity Schedule Pages (including schedule pages for each X, L, B, and C (P-B-DCD-IND(2-10)NY, P-L-DCD-IND(2/10)NY,
P-X-DCD-IND(2/10)NY, and P-C-DCD-IND(2/10)NY)

(5) (a) Form of Application form for the Contract P-VAA NY (02/10).

(b) Form of Application form for the Contract P-IBVAA NY (02/10).

(8) (a) Copy of AST Fund Participation Agreement

(b) Copy of Franklin Templeton Fund Participation Agreement

(10) Written Consent of Independent Registered Public Accounting Firm